Form 20-F
period 2006-12-31
Rosetta Genomics Ltd.
filed 2007-05-21
CIK 1362959

As filed with the Securities and Exchange Commission on May 21, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . .

Commission file number: 001-33042

ROSETTA GENOMICS LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
Israel
(Jurisdiction of incorporation or organization)
10 Plaut Street, Science Park
Rehovot 76706 POB 4059, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2006, the issuer had 2,561,694 ordinary shares outstanding and 4,948,604 preferred shares outstanding. Following the completion of the issuer’s initial public offering in March 2007, the issuer had 11,822,798 ordinary shares outstanding and no preferred shares outstanding.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐    Accelerated Filer ☐    Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐     Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

As used in this Annual Report on Form 20-F (hereinafter referred to as this “Annual Report”), references to “we”, “our”, “us”, “Rosetta” or the “Company” are references to Rosetta Genomics Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiary, Rosetta Genomics Inc. a Delaware corporation, unless indicated otherwise.

Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except as otherwise specified, financial information is presented in U.S. dollars. All references in this Annual Report to “U.S. dollars,” “dollars” or “$” are to United States dollars and all references in this Annual Report to “NIS” or “shekels” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward looking statements. These forward looking statements include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward looking statements we make in this annual report are set forth in “Item 3. Key Information - D. Risk Factors.” All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in “Risk Factors,” in which we have disclosed the material risks related to our business. These forward looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward looking statements. We undertake no obligation to update any of the forward looking statements after the date of this Annual Report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report, that we have filed with the Securities and Exchange Commission (the “SEC”), completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S GAAP). The following financial data for the years ended December 31, 2004, 2005 and 2006, for the period from March 9, 2000 (date of inception) through December 31, 2006 and as of December 31, 2005 and 2006 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the year ended December 31, 2003 and as of December 31, 2003 and 2004 have been derived from our audited financial statements which are not included in this Annual Report. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.
	Year Ended December 31,				Period from March 9, 2000 (date of inception) through December 31,
	2006	2005	2004	2003	2006
	(In thousands, except share and per share data)
Consolidated Statements of Operations:
Operating expenses:
Research and development	$4,781	$3,173	$2,041	$1,919	$13,099
Marketing and business development	1,504	865	431	—	2,799
General and administrative	1,860	1,145	512	428	4,434
Operating loss	$8,145	$5,183	$2,984	$2,347	$20,332
Financial expenses (income), net	(538)	660	(2)	(42)	499
Net loss	$7,607	$5,843	$2,982	$2,305	$20,831
Basic and diluted net loss per ordinary
share	$2.98	$2.35	$1.19	$0.96
Weighted average number of ordinary shares
used to compute basic and diluted net loss
per ordinary share	2,551,860	2,495,366	2,462,603	2,401,300

	As of December 31,
	2006	2005	2004	2003
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,228	$4,917	$1,514	$1,052
Short-term bank deposits	5,149	—	—	—
Marketable securities	386	—	102	1,529
Working capital	11,141	3,645	969	2,347
Total assets	13,243	5,369	2,081	3,136
Convertible loan	—	6,230	—	—
Long-term liabilities	601	122	42	—
Total shareholders’ equity (deficiency)	11,099	(2,323)	1,291	2,241

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.  RISK FACTORS

If any of the following risks occurs, our business, business prospects, financial condition, results of operations, or cash flows could be materially harmed.

Risks Related to Our Business, Our Financial Results and Need for Financing

The approach we are taking to discover and develop novel diagnostic and therapeutic products is new and may never lead to marketable products.

We have concentrated our efforts on diagnostic and therapeutic product research in the new field of microRNAs. To date, no one has applied for, or been granted, regulatory approval to market diagnostic or therapeutic products based on microRNAs. The scientific discoveries that form the basis for our efforts to develop new diagnostic and therapeutic products are relatively new. The scientific evidence to support the feasibility of developing products based on these discoveries is both preliminary and limited. Further, our focus solely on developing microRNA-based diagnostic and therapeutic products as opposed to multiple or more proven technologies for the development of diagnostic and therapeutic products increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in developing microRNA-based product candidates, we may be required to change the scope and direction of our product development activities. In that case, if we are not be able to identify and successfully implement an alternative product development strategy, our business may fail.

Because we have a short operating history, there is a limited amount of information about us upon which our business and prospects can be evaluated.

Our operations began in 2000 and we have only a limited operating history upon which our business and prospects can be evaluated. In addition, as an early-stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to successfully:

•	build and maintain a strong intellectual property portfolio;

•	execute product development activities using an unproven technology;

•	continue to develop and maintain successful strategic relationships;

•	manage our spending while costs and expenses increase as we expand our efforts to discover, develop and commercialize diagnostic and therapeutic products based on microRNAs; and

•	gain regulatory and commercial acceptance of our products.

If we are unsuccessful in accomplishing these objectives, we may not be able to raise capital, develop product candidates, expand our business or continue our operations.

We have a history of losses and may never be profitable.

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2006, we had an accumulated deficit of $20.8 million. We had a net loss of $7.6 million for the year ended December 31, 2006. Furthermore, we do not expect to generate any revenues from the sale of diagnostic or therapeutic products in the near future. We expect our annual operating losses to increase over the next several years as we expand our efforts to discover, develop and commercialize diagnostic and therapeutic products based on microRNAs. We anticipate that the majority of any revenues we generate over the next several years will be from collaborations and licensing arrangements with pharmaceutical, biotechnology or diagnostic companies and any approved diagnostic products. We cannot be certain, however, that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that any approved diagnostic products will achieve market acceptance. To date, our collaborations and license agreements have provided us with limited revenues. If we are unable to secure revenues from collaborations and sale of products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostic and therapeutic products without raising additional funds from other sources.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations.

We have used substantial funds to discover, develop and protect our microRNA technologies and will require substantial additional funds to conduct further research and development, including preclinical testing and clinical trials of any product candidates, and to manufacture and market any products that are approved for commercial sale. Because the successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to develop them and commercialize them if approved. The timing of our need for additional funds will depend on a number of factors, many of which are difficult to predict or are outside of our control, including:

•	progress in our research and development programs;

•	the resources, time and costs required to initiate and complete development and any required preclinical studies and clinical trials, and obtain regulatory approvals for our product candidates;

•	the timing, receipt, and amount of milestone, royalty and other payments from present and future collaborators, if any;

•	costs necessary to protect our intellectual property; and

•	the timing, receipt and amount of sales, if any, by us of any approved products.

If our estimates and predictions relating to these factors are incorrect, we may need to modify our operating plan. We will be required to seek additional funding in the future and intend to do so through collaborative arrangements and public or private equity offerings and debt financings. However, additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own.

Risks Related to Our Intellectual Property

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize our product candidates will be harmed.

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the U.S., Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of May 13, 2007, our patent portfolio included a total of 63 pending patent applications worldwide, consisting of 44 U.S. patent applications, three PCT applications, four European applications, two applications that were nationalized in Japan, Canada, Australia, China, India and Israel, and two patent applications which are jointly owned patents. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties.

In addition, we cannot be certain that we hold the rights to the technology covered by our pending patent applications or to other proprietary technology required for us to commercialize our proposed products. Because certain U.S. patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after this date which will not be filed in foreign countries, third parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over those applications. For this and other reasons, we may be unable to secure desired patent rights, thereby losing desired exclusivity. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market our products.

If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.

A third party may sue us for infringing its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

If we are found to infringe upon intellectual property rights of third parties, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenues sufficient to sustain our operations. Moreover, we expect that a number of our collaborations will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business, such as our agreements with The Rockefeller University, Max Planck Innovation and Johns Hopkins University. We intend to enter into additional licenses of intellectual property with third parties in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Under our license agreements with The Rockefeller University, if Rockefeller University fails to prosecute the patents we licensed, we have the right to prosecute the patents and pursue litigation against any infringement of such patents. Under our license agreement with Max Planck Innovation for diagnostic purposes, we have the responsibility to assist in the prosecution of any patent infringement actions undertaken by Max Planck Innovation. Under our license agreement with Max Planck Innovation for research purposes, Max Planck Innovation controls the filing, prosecution, maintenance and abandonment of all patents. Under our agreement with Johns Hopkins University, Johns Hopkins is responsible for prosecution and maintenance of patents, and we have the right but not the obligation to enforce the patents against any infringement by third parties.

If we fail to comply with our obligations under any licenses or related agreements, we could lose license rights that may be necessary for developing our microRNA product candidates.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us. Our principal obligations under our key license agreements are as follows:

•	License Agreement with The Rockefeller University(Diagnostics)

•	royalty payments

•	annual maintenance fees

•	providing progress reports

•	maintaining insurance coverage

•	License Agreement with The Rockefeller University (Therapeutics)

•	royalty payments

•	annual maintenance fees

•	providing progress reports

•	maintaining insurance coverage

•	License Agreement with Max Planck Innovation (Diagnostics)

•	royalty payments

•	annual maintenance fees

•	paying a portion of fees related to prosecution, maintenance and enforcement of patent rights

•	maintaining insurance coverage

•	License Agreement with Max Planck Innovation (Research)

•	royalty payments

•	annual maintenance fees

•	maintaining insurance coverage

•	License Agreement with Johns Hopkins University

•	royalty payments

•	minimum annual payments

•	paying fees related to prosecution, maintenance and enforcement of patent rights

•	performing commercially reasonable diligent efforts to develop and to introduce products into the commercial market as soon as practicable

•	maintaining insurance coverage

If we breach any of these obligations, the licensor may have the right to terminate the license, which could result in our being unable to develop, manufacture and sell products that are covered by the licensed technology or a competitor’s gaining access to the licensed technology.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

Any diagnostic product candidates we or our collaborators develop may be required to undergo a lengthy, costly and burdensome pre-market approval process.

In the U.S., in vitro diagnostic products are regulated by the U.S. Food and Drug Administration, or FDA, as medical devices. Accordingly, before a diagnostic product can be marketed, we or our collaborators must obtain marketing clearance from the FDA through either a pre-market notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act or the FDA’s approval of a pre-market approval application, or PMA. A 510(k) pre-market notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that does not require pre-market approval. In evaluating the 510(k), the FDA must determine that (1) the device (a) has the same intended use as the predicate device and (b) has the same technological characteristics as the predicate device; or that (2) the device (a) has the same intended use as the predicate device and (b) has different technological characteristics, but the information submitted contains information, including clinical or scientific data if deemed necessary by the FDA, that demonstrates (i) that the device is as safe and as effective as a legally marketed device and (ii) the device does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance. The PMA process, on the other hand, is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by more detailed and comprehensive scientific evidence than a 510(k) notice, including clinical trial data to demonstrate the safety and efficacy of the device. A PMA can take several years to complete and there is no assurance that any submitted PMA will be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold. Although we intend to seek 510(k) clearance for our diagnostic products, there can be no assurance that the FDA will not require us to obtain PMA approval for one or more intended uses of these products. In any event, there can be no assurance that either 510(k) clearance or PMA approval will be obtained for any of our diagnostic product candidates.

We may be unable to obtain regulatory approval of any therapeutic product candidates that we or a collaborator may develop.

Any therapeutic product candidates that we or our collaborators may develop will be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new therapeutic product can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain FDA and other approvals for therapeutic products is unpredictable but typically exceeds several years following the commencement of clinical trials. It is possible that none of the therapeutic product candidates we or our collaborators may develop will obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them. Furthermore, because the therapeutic products we are intending to develop may represent a newly discovered class of therapeutic products, the FDA has not yet established any definitive policies, practices or guidelines in relation to these products. The lack of such policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our collaborators may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the development of our product candidates. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular product candidate. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product. We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Therefore, approval by the FDA does not assure approval by regulatory authorities outside the U.S.

We have no experience in conducting and managing clinical trials.

We have no experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for any therapeutic product candidates or which may be necessary for our diagnostic product candidates. Our reliance on third parties for clinical development activities reduces our control over these activities. Accordingly, third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we might be required to replace them, which may result in a delay of the affected trial.

Even if we obtain regulatory approvals, our marketed products will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market these products and our business would be seriously harmed.

Following any initial regulatory approval of any diagnostic or therapeutic products we or our collaborators may develop, the approved products will also be subject to continuing regulatory review, including the review of adverse experiences and clinical results that are reported after our products are made commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we or our collaborators use to make any approved products will also be subject to periodic review and inspection by the FDA. The discovery of any previously unknown problems with the product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. The promotion and advertising of any approved products will also be subject to ongoing regulatory requirements and continuing FDA review. If we or our collaborators fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and criminal prosecutions.

If we or our collaborators or service providers, or any third party manufacturers we may enter into agreements with in the future fail to comply with regulatory laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell our products and may harm our reputation.

If we or our collaborators or service providers, or any third party manufacturers we may enter into agreements with in the future fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell any product candidates successfully and could harm our reputation and lead to reduced acceptance of our products by the market. These enforcement actions include:

•	warning letters;

•	recalls, public notification or medical product safety alerts;

•	restrictions on, or prohibitions against, marketing our products;

•	restrictions on importation of our products;

•	suspension of review or refusal to approve new or pending applications;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions; and

•	civil and criminal penalties and fines.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development activities involve the use of hazardous materials, chemicals and various radioactive compounds, and we maintain quantities of various flammable and toxic chemicals in our facilities in Israel and the U.S. We believe our procedures for storing, handling and disposing these materials in our Israel and U.S. facilities comply with the relevant guidelines of the State of Israel and the U.S. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Risks Related to Competition and Commercialization of Our Product Candidates

The pharmaceutical and biotechnology market is intensely competitive. If we are unable to compete effectively with existing products, new treatment methods and new technologies, we may be unable to commercialize any diagnostic and therapeutic products that we develop.

The biotechnology market is intensely competitive and rapidly changing. Many large diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic and therapeutic products for the same diseases that we are targeting or expect to target. We will face intense competition from products that have already been approved and accepted by the medical community for the diseases for which we may develop products. We also expect to face competition from new products that enter the market. We believe a significant number of products are currently under development, and may become commercially available in the future, for the diseases for which we may try to develop products. In addition to the competition we face from existing products and products in development in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our microRNAs. We are aware of several other companies, including some of our current collaborators, that are working to develop microRNA diagnostic and therapeutic products, including Alnylam Pharmaceuticals, Inc., Asuragen, Celera Genomics Group of Applera Corporation, Invitrogen Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Sirna Therapeutics, Inc., and others. Any of these companies may develop microRNA-based products more rapidly and more effectively than us.

Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing diagnostic and therapeutic products;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

Our competitors may develop or commercialize products with significant advantages over any products we develop. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our product candidates upon their commercial introduction, which will prevent us from becoming profitable.

The product candidates that we are developing are based upon new technologies or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a microRNA-based product. As a result, it may be more difficult for us or our collaborators to convince the medical community and third-party payors to accept and use our products. Other factors that we believe will materially affect market acceptance of our product candidates include:

•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration;

•	the success of physician education programs;

•	the availability of government and third-party payor reimbursement;

•	the pricing of our products, particularly as compared to alternative treatments; and

•	the availability of alternative diagnostic and therapeutic products to the product candidates we or our collaborators develop.

Any products we develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

The regulations that govern pricing for new medical products vary widely from country to country. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country. In addition, our ability to commercialize any approved products successfully also will depend in part on the extent to which reimbursement for these products will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. If the price we are able to charge for any products we develop and for which we obtain regulatory approval is inadequate in light of our development and other costs, our profitability could be adversely affected.

Risks Related to Our Dependence on Third Parties

We may not be able to execute our business strategy if we are unable to enter into collaborations with other companies that can provide capabilities and funds for the development and commercialization of our diagnostic and therapeutic products.

We do not have any capability for sales, marketing or distribution and have limited capabilities for product development including obtaining regulatory approval of, diagnostic and therapeutic products. Accordingly, we may enter into collaborations with major pharmaceutical, biotechnology or diagnostic companies to jointly develop specific product candidates and to jointly commercialize them if they are approved. In such collaborations, we would expect our collaborators to provide substantial capabilities in clinical development, regulatory affairs, marketing and sales. For example, our collaborations and license and agreements with Ambion, Asuragen and Isis Pharmaceuticals provide us with an opportunity to develop research, diagnostic and therapeutic products, but necessitate a reliance on our collaboration partner in numerous aspects of the research and development, regulation, manufacturing, marketing and sales of products. We may not be successful in entering into any additional collaborations on favorable terms or maintaining any such collaborations that we enter into.

We rely on third parties for tissue samples and other materials required for our research and development activities and if we are unable to reach agreements with these third parties our research and development activities would be delayed.

We rely on third parties, primarily hospitals, health clinics and academic institutions, for the provision of tissue samples and other materials required in our research and development activities. Obtaining these materials requires various approvals as well as reaching a commercial agreement on acceptable terms with the hospital or other provider of the materials. We may not be able to reach agreements with a sufficient number of suppliers or do so on terms acceptable to us. If we are unable to reach acceptable agreements with a sufficient number of suppliers of research materials, our research and development activities will be delayed and our ability to implement our business plan will be compromised.

If any collaborator terminates or fails to perform its obligations under agreements with us, the development and commercialization of our product candidates could be delayed or terminated.

Our expected dependence on collaborators for capabilities and funding means that our business would be adversely affected if any collaborator terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate.

Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party. In addition, our collaborations with Ambion, Asuragen and Isis Pharmaceutical, may be terminated for various other reasons. If a collaborator terminates its collaboration with us, for breach or otherwise, it would be difficult for us to attract new collaborators and it could adversely affect how we are perceived in the business and financial communities. In addition, a collaborator could determine that it is in its financial interest to:

•
pursue alternative technologies or develop alternative products, either on its own or jointly with others, that may be competitive with the products on which it is collaborating with us or which could affect its commitment to the collaboration with us;

•	pursue higher priority programs or change the focus of their development programs, which could affect the collaborator’s commitment to us; or

•
if it has marketing rights and obligations, choose to devote fewer resources to the marketing of our product candidates, if any are approved for marketing, than they do for product candidates of their own development, or of their co-development with third parties.

If any of these occur, the research, development and commercialization of one or more of our product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

We have no manufacturing experience or resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our products.

We have no manufacturing experience. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities. Manufacturing of our diagnostic and therapeutic product candidates must comply with the Quality System Regulation and the Current Good Manufacturing Practice, respectively, each of which imposes testing, control, documentation and other quality assurance procedures. The manufacturing process for any products that we may develop is an element of the FDA approval process and we will need to contract with manufacturers who can meet the FDA requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any product candidate, we also expect to rely on third parties, including our collaborators, to produce materials required for commercial production. We may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing for these product candidates, or to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our products.

We have no sales, marketing or distribution experience and may depend significantly on third parties who may not successfully commercialize our products.

We have no sales, marketing or distribution experience. We will need to rely on our collaborators or other third parties to commercialize any approved products, or we will need to internally develop such capabilities. To the extent that we rely on third parties to launch and market any such products, we may have limited or no control over the sales, marketing and distribution activities, and our future revenues will depend heavily on the success of the efforts of our collaborators and these third parties. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources. For product candidates where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

If any of these risks were to occur, our business and financial condition could be adversely affected.

Risks Related to Our Operations

If we are unable to attract and retain qualified key management and scientists, staff consultants and advisors, our ability to implement our business plan may be adversely affected.

We are highly dependent upon certain of our senior management and scientific staff. The loss of the service of these persons, including our founder and Chief Architect, Dr. Isaac Bentwich, and our Chief Executive Officer and President, Amir Avniel, may significantly delay or prevent our achievement of product development and other business objectives. Our employment agreements with our key personnel are terminable by the employee at any time with notice. We carry key man life insurance on Dr. Bentwich and Mr. Avniel, but we do not carry key man life insurance on any of our other key employees. Additionally, although we have generally been successful in our recruiting efforts, we face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery into one that develops and commercializes diagnostic and therapeutic products.

If any product candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or enter into strategic collaborations or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures in at least two different countries. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of diagnostic and therapeutic products. Product liability claims could delay or prevent completion of our clinical development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs, and potentially a mandatory or voluntary recall of our products or other significant enforcement action, or limitations on the indications for which they may be used, or suspension or withdrawal of approval. We currently have insurance for our cancer programs covering liability in an amount up to $1 million per incident and up to $3 million in the aggregate. We plan to obtain insurance for all research programs at appropriate levels prior to initiating any required clinical trials and at higher levels prior to marketing any of our approved product candidates. Any insurance we obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates an office and laboratory in North Brunswick, New Jersey. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

•	fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of our international operations;

•	difficulty managing operations in multiple locations, which could adversely affect the progress of our product candidate development programs and business prospects;

•	local regulations that may restrict or impair our ability to conduct pharmaceutical and biotechnology-based research and development;

•	foreign protectionist laws and business practices that favor local competition;

•
failure of local laws to provide the same degree of protection against infringement of our intellectual property, which could adversely affect our ability to develop product candidates or reduce future product or royalty revenues, if any, from product candidates we may develop;

•	laws and regulations governing U.S. immigration and entry into the U.S. that may restrict free movement of our employees between Israel and the U.S.; and

•	laws and regulations governing U.S. immigration and entry into the U.S. that may restrict employment of Israeli citizens in our U.S. facilities.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Under the current rules of the SEC, we will be required to comply with the management assessment of internal controls over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2007 and with the auditor attestation requirement of Section 404 for our fiscal year ending December 31, 2008. We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management assessment and auditor attestation requirements of Section 404. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or by Nasdaq. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may not have access to the capital markets, and our stock price may be adversely affected.

Risks Related to Israeli Law and Our Operations in Israel

If we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, there may be negative tax consequences for holders of our ordinary shares who are U.S. residents.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC in 2003, but not in 2004 or 2005. We also believe we were a PFIC in 2006. If we are a PFIC in any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain recognized by a U.S. shareholder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, “excess distributions” would be taxed at the highest rates applicable to ordinary income, rather than the potential 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. PFIC status is determined annually and cannot be definitively determined until the close of the year in question. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it might be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election.

We are headquartered in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our principal offices and research and development facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel that resulted in economic losses. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment of a government in the Palestinian Authority in early 2006 by representatives of the Hamas militant group has created additional unrest and uncertainty in the region.

We can give no assurance that security and political conditions will have no impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Ongoing and revived hostilities or other adverse political or economic developments in Israel or the region could harm our operations and product development and cause sales of any approved products to decrease. In addition, Israel and companies doing business with Israel have, in the past, been subject to economic boycotts. Several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to sell any approved products in these countries.

Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Many of our male employees in Israel, including members of senior management, are obligated to perform military reserve duty annually for extended periods of time through the age of 45 (or older for citizens with certain occupations) and, in the event of a military conflict, could be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.

The government tax benefits that we are currently eligible to receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Some of our operations in Israel have been granted “approved enterprise” status by the Investment Center in the Israeli Ministry of Industry, Trade and Labor that resulted in our currently being eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. These benefits will commence in the first year in which we produce taxable income. Pursuant to these benefits, undistributed income that we generate from our “approved enterprise” will be tax exempt for two years and, thereafter, will be subject to a tax rate of 10%-25% for an additional five to eight years, depending on the extent of foreign investment in us. The availability of these tax benefits, however, is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, compliance with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and compliance with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled. The tax benefits that we anticipate receiving under our current “approved enterprise” program may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, which could adversely affect our results of operations. See “Israeli Tax Considerations and Government Programs” for additional information concerning these tax benefits.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the approval of a majority of each class of securities of the target company is required to approve a merger.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Most of our executive officers and directors are not residents of the U.S., and a majority of our assets and the assets of these persons are located outside of the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S., against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Being a foreign private issuer exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions applicable to U.S. public companies including:

•	the rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

Risks Related to Our Ordinary Shares

Future sales of a large number of ordinary shares by our shareholders after the lock-up agreements from our initial public offering expire may cause our stock price to fall.

As of March 31, 2007, we had 11,842,008 outstanding ordinary shares. Approximately 7,179,171 of such shares are subject to lock-up agreements that the majority of our shareholders entered into with the underwriters for our initial public offering. These lock-up agreements restrict the ability of such shareholders to transfer their shares of stock until August 25, 2007, unless such date is extended pursuant to the terms of the lock-up agreements, at which time the shares will become eligible for sale in the public market. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities.

Insiders own a significant percentage of our outstanding ordinary shares and could delay or prevent a change in corporate control.

Our directors and executive officers, together with their affiliates, beneficially own, in the aggregate, approximately 19.6% of our outstanding ordinary shares. This concentration of ownership may harm the market price of our ordinary shares by:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

History

We were incorporated in Israel on March 9, 2000. Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-8-948-4755. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 675 U.S. Highway One, Suite B119, North Brunswick, New Jersey 08902, and its telephone number is (732) 246-9900. Rosetta Genomics Inc. serves as our agent for service of process in the United States. Our internet address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

We completed the initial public offering of our ordinary shares in the United States on March 2, 2007. In connection with the initial public offering, on October 4, 2006, we (i) effected a 1-for-3.9822 reverse split of our capital shares and (ii) recapitalized our authorized share capital so that each share has a par value of NIS 0.01. In addition, upon the completion of our initial public offering, all of our outstanding preferred shares and ordinary A shares were converted into 7,107,730 ordinary shares.

Principal Capital Expenditures

We had net capital expenditures of $230,000 in 2006, $155,000 in 2005 and $144,000 in 2004. Our capital expenditures during 2006, 2005 and 2004 consisted primarily of laboratory equipment. We have financed our capital expenditures with cash generated from financing activities.

B.	BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic and therapeutic products based on a recently discovered group of genes known as microRNAs. MicroRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in regulating protein production. Because proteins control most biological processes, we believe that microRNAs have the potential to form the basis of a novel class of diagnostic tests and therapies for many serious illnesses, including cancer and infectious diseases. We have decided to focus our initial efforts on cancer, as research has indicated that microRNAs play a role in various types of tumors. We developed a discovery process that integrates proprietary computer-based algorithms and customized biological techniques in order to discover and biologically validate microRNAs. To date, we have filed patent applications with claims potentially covering approximately 350 biologically validated human microRNAs and 48 biologically validated viral microRNAs, which constitute more than half of all biologically validated human and viral microRNAs of which we are aware. In addition, our patent applications cover thousands of genomic sequences that we have identified using our discovery process and believe are potential microRNA candidates.

We believe that we are the first commercial enterprise to focus on the emerging microRNA field, and as a result, we have developed an early and strong intellectual property position related to the development and commercialization of research, diagnostic and therapeutic products and other applications based on microRNAs. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated programs to develop microRNA-based diagnostic and therapeutic products for various cancers and infectious diseases. Our current programs to develop microRNA-based diagnostic tests are focused on prostate, lung, colorectal, breast and bladder cancers. We are also developing a diagnostic test to identify the origin of the primary tumor in metastatic cancers of unknown primary site, or CUP. In addition, we are collaborating with others on the development of microRNA-based therapeutic products for the treatment of liver cancer and are initiating several programs to examine the role of human and viral microRNAs in order to develop treatments for infectious diseases.

Background

The MicroRNA Opportunity

The Human Genome Project, which began formally in 1990, was a 13-year project coordinated by the U.S. Department of Energy and the National Institutes of Health to identify all genes in human DNA and determine the sequence of the approximately 3 billion chemical base pairs of which it is comprised. The Human Genome Project identified and mapped approximately 25,000 protein-coding genes, a mere 1.9% of human DNA. The remaining DNA has come to be known as “dark” or “junk” DNA and was presumed to serve no particular purpose because it does not hold instructions for the production of proteins, a process referred to as coding.

Rosetta Genomics was founded seven years ago with a different view regarding junk DNA. We believed that junk DNA actually contains hundreds, possibly thousands, of tiny RNA genes that encode small RNA molecules, later termed microRNAs, which play an important role in the regulation of protein production, and hence the onset and progression of disease. Prior to our formation, there was little scientific interest in microRNAs because they were not thought to exist in humans. The few academic institutions that were searching for human microRNAs were using labor-intensive, biological methods, making the discovery process costly and time consuming.

We set out to discover human microRNAs and to develop a more efficient discovery process using computer-based informatics to scan the entire genome, an approach that, to our knowledge, had not been attempted previously. To accomplish our goal, we constructed a powerful, proprietary informatics platform using state-of-the art components from leading hardware and software companies, such as Microsoft, Dell, Emulex and EMC. The database, which was developed in collaboration with Microsoft, was populated with approximately 20 billion short genomic sequences extracted from junk DNA. We then developed unique algorithms, allowing us to mine the entire human genome for potential microRNAs.

Using our discovery process, we demonstrated that the number of human microRNAs is significantly higher than what was previously believed. In 2005, a study confirming our hypothesis was published by us in Nature Genetics, the premier peer-reviewed journal in genetics. Today, seven years after inception, we have discovered and filed extensive patent applications with claims potentially covering approximately 350 biologically validated human microRNAs and 48 biologically validated viral microRNAs. This constitutes more than half of all biologically validated human and viral microRNAs of which we are aware. We believe these microRNAs provide us a basis for the development of diagnostic and therapeutic products and other applications for cancer and other diseases. In addition, our patent applications cover thousands of genomic sequences that we have identified using our discovery process that we believe are potential microRNA candidates.

The interest in microRNAs has grown tremendously over the past five years. In 2001, there were only four published articles in peer-reviewed journals focused on microRNAs. In 2005, there were over 350 such articles. In addition, Science, a leading scientific journal, identified short non-coding RNAs, of which microRNAs are an important subset, as the number one breakthrough in 2002. The scientific community, as well as pharmaceutical, diagnostic and biotech companies, have begun to realize the potential offered by microRNAs for new diagnostic and therapeutic products.

The growing interest in microRNAs is related to another recently developed field of RNA technology that uses synthetically produced molecules known as small interfering RNAs, or siRNAs. A siRNA is designed to bind to and degrade a messenger RNA, or mRNA, thereby decreasing the overall level of the protein produced by that messenger RNA. However, because siRNAs cannot increase protein production, they cannot be used to treat diseases in which increasing the levels of certain proteins would be beneficial. In contrast, microRNAs can potentially be used either to decrease or increase the levels of proteins. Since microRNAs are naturally produced inhibitors of protein production, a synthetic molecule designed to mimic the activity of a microRNA can decrease the level of a protein produced in abnormally high amounts. On the other hand, a synthetic molecule designed to inhibit a microRNA would cause a decrease in the level of the microRNA and, consequently, an increase in the level of a beneficial protein. In addition, since microRNAs are naturally produced by cells, they can be used as indicators, or biomarkers, of disease, whereas siRNAs cannot be used as such since they are synthetically produced molecules.

The Role of MicroRNAs in Protein Production

Proteins are the building blocks of all living cells. The type of cell, its function, and the timing of its death are determined by which proteins are produced in the cell, and at what quantities and time they are produced. However, the proteins are the end product of a complex process which begins with the genetic code present in DNA. Before a protein is expressed, or produced, relevant parts of the DNA are copied into a messenger RNA. Each messenger RNA holds a code with instructions on how to build a specific protein using a process called translation. Although one messenger RNA molecule is capable of translating hundreds of thousands of protein molecules, the number it actually produces is regulated by microRNAs.

MicroRNAs are expressed based on the instructions encoded in DNA. The following diagram describes this process:

The Process of MicroRNA Expression

(a) The microRNA precursor is first copied, or transcribed, from DNA.

(b) This precursor folds onto itself to form a molecule which is shaped like a hairpin.

(c) The microRNA is cut out from the precursor molecule.

Once expressed, the microRNA is capable of binding to specific messenger RNAs, ultimately inhibiting the production of the specific proteins produced by these messenger RNAs. The role that microRNAs play in protein production is described in the following diagram:

The Role of MicroRNAs in Protein Production

(a) The messenger RNA instructs the ribosome to produce its corresponding protein.

(b) When a microRNA chemically binds to a messenger RNA, protein production is blocked.

There is strong scientific evidence indicating that microRNAs are important regulators of protein production, and as such, play a significant role in cellular processes, including the timing of cellular development, hematopoiesis (the formation of blood cellular components), fat metabolism, organogenesis (the development of internal organs), apoptosis (programmed cell death), cell proliferation and differentiation, and tumorigenesis (the formation of a tumor). As a result, although research in this area is both preliminary and limited, it is believed that microRNAs have a role in the onset and progression of many diseases, including cancer and infectious diseases. Accordingly, it is believed that microRNAs have the potential to form the basis for diagnostic and therapeutic products for such diseases, although no such products have been developed or commercialized to date. There can be no assurance that any such products will ever be successfully developed and commercialized.

Our Strategy

Our goal is to become the leader in the development and commercialization of diagnostic and therapeutic products and other applications based on microRNAs. Our key strategies to achieve this goal are as follows:

•
Build and maintain a strong intellectual property position. We believe we are the first commercial enterprise to focus on the emerging field of microRNAs. As a result, we believe we have developed an early and strong intellectual property position in the area of developing and commercializing microRNA-based products. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences and then later file patent applications claiming composition-of-matter on microRNAs of commercial interest. We have also filed, and intend to continue to file, patent applications that claim method-of-use for specific diagnostic and therapeutic applications.

•
Pursue near-term diagnostic product opportunities We believe that the sensitive and specific methods we have developed to profile the expression of microRNAs in different biological samples, including frozen tissues, formalin-fixed-paraffin-embedded tissues, and various body fluids, including blood, will enable the development of diagnostic products based on microRNAs. We have entered into an agreement with Asuragen to co-develop a diagnostic product for prostate cancer. We have also entered into collaborations with a number of academic and medical institutions to develop diagnostic products. In addition, as a complement to our own microRNA discovery capabilities, we have in-licensed approximately 130 biologically validated human microRNAs, which were discovered in collaboration with us, from Johns Hopkins University for use in any application. We have also in-licensed microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs from The Rockefeller University for use in diagnostic products, as well as microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs from Max Planck Innovation GmbH, the technology transfer agency of the Max Planck Society, for use in research and diagnostic products.

•
Pursue therapeutic product opportunities. We believe that we can take advantage of our microRNA discoveries and expertise to develop drugs, which, because of the lengthy FDA approval process, have a longer time horizon for commercial potential. We are collaborating with Isis Pharmaceuticals to co-develop a drug for liver cancer, and are initiating several programs to examine the role of human and viral microRNAs in order to develop treatments for infectious diseases. In addition to the 130 biologically validated human microRNAs, which we licensed from Johns Hopkins University for use in any application, we have also in-licensed microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs, from The Rockefeller University for therapeutic purposes. In addition, we believe microRNAs that are identified as biomarkers for a disease may also be used as the basis to develop therapeutic products to treat that disease.

•
Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading pharmaceutical, biotechnology and diagnostic companies, as well as prominent academic and medical institutions, to further develop and commercialize products based on microRNAs. We believe that our strong intellectual property position and expertise in the field of microRNAs will be key in attracting additional collaboration partners.

Our Proprietary MicroRNA Discovery Process

Typically, researchers attempt to discover microRNAs using a “biology-first” approach, and have used informatics only to verify that the cloned sequences are part of a hairpin structure. This approach is relatively inefficient in detecting microRNAs that are in low concentrations or are specific to certain tissue types or stages of disease because it requires a vast amount of cloning and sequencing, which are costly and very time-consuming processes.

In contrast to the biology-first approach, our microRNA discovery process combines powerful informatics with high-throughput biological techniques. We first constructed a proprietary computer-based informatics platform in order to mine the entire human genome to identify the maximum number of likely microRNA candidates. Having identified microRNA candidates, we then test those candidates using microarrays. If they are detected by a microarray, we employ sequencing or qRT-PCR to biologically validate them. This “funnel” approach, illustrated and described in more detail below, allows us to scan many microRNA candidates, and to efficiently isolate and biologically validate the actual microRNAs.

Our MicroRNA Discovery Process

•
Identify hairpin structures. MicroRNAs are known to exist in hairpin structures. We mined the entire human genome, over 6 billion DNA bases, for such structures and identified approximately 11 million hairpin structures. In order to accomplish this, we had to model the two-dimensional structure of more than 7 million segments of the genome sequence.

•
Extract microRNA candidates. We developed a proprietary algorithm based on several features that we identified as being characteristics of previously biologically validated microRNAs. Using this algorithm, we selected a set of approximately 10,000 likely microRNA candidates from the 11 million hairpin structures we had previously identified.

•
Detect by microarray. In order to biologically detect the existence of the candidate microRNA, we developed a proprietary microarray technology designed to detect the expression of microRNAs in tissue or body fluid samples. Because the expression patterns of microRNAs are, in many cases, tissue-specific, we have scanned numerous tissue samples using these microarrays and have, to date, detected approximately 1,500 expressed microRNA candidates from the set of 10,000 likely microRNA candidates we had previously selected. As more experiments are performed on additional tissue samples, we believe additional microRNAs will be detected using this technology.

•
Biologically validate by sequencing or qRT-PCR. In order to further confirm their existence, the microRNA candidates that we detect by microarray are biologically validated using either our proprietary sequencing technique or Ambion’s proprietary qRT-PCR. To date, we have biologically validated approximately 320 microRNAs using these techniques.

We use these approximately 320 biologically validated microRNAs and approximately an additional 30 microRNAs to which we have intellectual property claims, as well as microRNAs that we have in-licensed from third parties, as the basis for launching our efforts in developing diagnostic and therapeutic products. All of our programs to develop diagnostic and therapeutic products based on microRNAs are in the early stages of development, and there can be no assurance that we will successfully develop, receive regulatory approval for or commercialize any products based on this technology.

MicroRNAs and Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;

•	the rate at which the disease will progress;

•	the severity of the disease;

•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;

•	the monitoring of success of a chosen therapy; and

•	the likelihood of disease recurrence.

The Role of MicroRNAs in Diagnostic Products

We believe that using microRNAs as diagnostic biomarkers will enable us to develop diagnostic products that can provide more accurate and comprehensive information to doctors and patients. Currently, many diagnostic tests are designed to detect abnormal levels of messenger RNAs or proteins. MicroRNA-based tests may prove superior to these tests because it is believed that microRNAs are closer to the biological origin of disease. A change in the expression level of a single microRNA may affect the activity of dozens of messenger RNA genes, which in turn may affect the concentration of hundreds of proteins. Thus, we expect that by focusing our efforts on microRNAs, we can develop a less complex biomarker panel, resulting in a more specific and sensitive test. Furthermore, extracting microRNAs from tissue and body fluid samples is easier than extracting messenger RNAs because of the greater stability of microRNAs. In addition, amplification technologies, such as PCR, can potentially increase the sensitivity of a microRNA-based diagnostic test by generating millions of copies of a particular microRNA and thereby making it easier for the test to detect the presence of the microRNA. Since amplification technologies cannot be used with proteins, we believe microRNA-based diagnostic tests have the potential to be more sensitive than protein-based diagnostic tests.

The Potential of MicroRNAs in Cancer Diagnostic Products

Cancer is a disease of the genes and can occur when mutated or abnormally regulated genes inappropriately activate or block molecular pathways that are important for normal biological function. The ability to detect a mutation or abnormal regulation, and to understand the process by which it contributes to cancer, is important to understanding the nature of the disease and to developing diagnostic and therapeutic products.

A common form of genomic analysis is the measurement of gene expression, or the presence and amount of one or more RNA sequences in a particular cell or tissue. Mutated or abnormally regulated genes may change the gene expression pattern of a cell. Quantifying the differences in the expression of a single gene or multiple genes has become a common way to study the behavior of altered cells. These expression levels can be correlated with disease and clinical outcomes.

Expression studies comparing healthy and diseased samples have revealed specific differences in microRNA levels between the two in various tumor types, including, prostate, breast, lung, colon, liver, thyroid, stomach and pancreas, as well as leukemia and lymphoma. In addition, several microRNAs have been identified as oncogenes, or microRNAs whose expression above normal levels contributes to cancer development. Several other microRNAs have been indicated as tumor suppressors by virtue of the decrease in the level of their expression in cancer cells. The Broad Institute, a research institute affiliated with MIT and Harvard, has recently demonstrated that microRNA expression profiles reveal more information about the origin of a metastatic tumor than any set of messenger RNAs.

As researchers continue to study the role of genetics in disease processes, it has become increasingly apparent that future diagnostic tests will go beyond correlating a single protein or gene to disease, and instead will look at characteristic gene patterns, or signatures, to diagnose disease and provide information on disease parameters, such as tumor aggressiveness, response to treatment and risk of recurrence. A key to utilizing genomics in cancer is to identify specific sets of genes and gene interactions that are important for diagnosing different subsets of cancers.

In order to develop a test to detect the presence of cancer, we measure the expression levels of all biologically validated microRNAs in samples taken from patients suffering from that type of cancer and compare them to the expression profiles of samples taken from healthy people. We then identify a subset of microRNAs that are differentially expressed between the two groups and develop a biomarker panel based on those specific microRNAs. Once an appropriate biomarker panel is selected, we believe it is possible to develop a test that can measure the expression levels of the chosen panel in a person to determine his or her condition.

The figures below show illustrations of (1) a hypothetical biomarker panel for a cancer consisting of three differentially expressed microRNAs and (2) hypothetical test results using this biomarker panel. The figures below are for illustrative purposes only. All of our diagnostic product programs are in the early stages of development. To date, no one has applied for or been granted approval to market a diagnostic product based on microRNAs. There can be no assurance that we or anyone else will ever be successful in developing, receiving regulatory approval for and commercializing a diagnostic product based on microRNAs.

Hypothetical Cancer Biomarker Panel

Hypothetical Test Results Using a Cancer Biomarker Panel

Score = 0.1 Low probability of cancer	Score = 0.8 High probability of cancer

•
The first figure illustrates how a biomarker panel would be developed for a specific cancer type. After analyzing the expression profiles of microRNAs in both healthy and diseased samples, we would identify microRNAs that are differentially expressed. In this illustration, there are three microRNAs that are differentially expressed. The light gray bars in the graph depict the mean expression levels, together with their respective standard error bars, in healthy samples (the non-cancer baseline), while the dark bars reflect these metrics in diseased samples (the cancer signature).

•
The second figure illustrates how this biomarker panel would be used in a diagnostic application. When a patient is tested for the presence of cancer, the levels of the three differentially expressed microRNAs are measured and compared to the cancer signature and the non-cancer baseline, and a score between zero and one is calculated based on the similarity of the tested levels to the cancer signature. If the patient’s expression profile is similar to the cancer signature, the patient has a high score, and thus a high probability of having cancer, as in the case of patient B. Patient A, on the other hand, has a low score, and thus a low probability of having cancer, based on the expression pattern of his or her sample. Panels which would measure disease parameters, such as tumor aggressiveness, sensitivity to a specific treatment or the risk of recurrence, could be developed in a similar fashion.

We believe that the use of a panel of biomarkers rather than a single biomarker can improve diagnostic results by overcoming noise that may arise from the measurement of a single biomarker.

Our Diagnostic Product Development Process

We are currently developing several diagnostic products in the field of oncology. Our development process for diagnostic products consists of the following important steps:

•
Access to samples. As a prerequisite for clinical validation of diagnostic products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions, including the Sloan-Kettering Institute for Cancer Research, the Medical Research, Infrastructure, and Health Services Fund of the Tel Aviv Medical Center, and the Sheba medical center in Tel Hashomer, and have established relationships with commercial companies focused on obtaining high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples of prostate, breast, lung, colorectal, liver and bladder cancers. The sample collections include solid tumor samples, healthy tissue samples, and various body fluids such as blood, urine and sputum, as well as high quality tissue samples from archival pathology banks. Samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.

•	RNA extraction. We utilize both commercial and proprietary technologies to extract relevant RNA from both tissue and body fluid samples.

•
Expression profiling. The identification of microRNA biomarkers requires sensitive measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.

•
Analysis. We analyze expression profiles to identify microRNA signatures which detect the existence of disease and provide information on certain disease parameters, such as tumor aggressiveness, response to treatment and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our algorithmic expertise is one of our key advantages.

MicroRNAs and Therapeutic Products

MicroRNAs are important regulators of protein production, and as such, they represent potential targets for the development of drugs. Important information about the role of a microRNA in disease can be deduced by mimicking or inhibiting its activity and examining the impact this has on the behavior of the cell or organism. If mimicking or inhibiting a microRNA leads to improvement in disease symptoms, this implies that the target microRNA plays an important role in the disease.

The pharmaceutical industry has traditionally focused on the development of drugs that inhibit specific protein activity because of the difficulties in developing drugs that enhance protein activity or increase protein levels. Even siRNAs, a novel class of drugs, are limited to the inhibition of protein production. In contrast, because microRNAs are natural regulators of protein production, we believe it is possible to develop microRNA-based therapeutic products which can either increase or decrease the levels of proteins. A drug that mimics a microRNA should result in decreased levels of the proteins naturally regulated by that microRNA, while a drug that inhibits the microRNA should result in increased levels of those proteins. As an example, our expression analysis indicated one of our microRNAs is a possible oncogene in prostate cancer. We have demonstrated in vitro that when this microRNA is inhibited, the growth rate of prostate cancer cells is greatly decreased.

We believe microRNA-based therapeutic products for infectious disease also represent an area of potential development. Since some viruses also encode microRNAs, silencing a viral microRNA may form the basis for a new class of drugs to treat infectious diseases. As an example, we have discovered microRNAs encoded in Epstein-Barr virus, or EBV, and have proven their expression in EBV infected cell lines. As proof of concept, we have demonstrated in vitro that the inhibition of these EBV microRNAs inhibits viral replication. Using our proprietary discovery process, we have predicted, and filed patents on, hundreds of microRNA candidates in dozens of different virus types, most of them pathogenic viruses. To date we have filed patent applications with claims potentially covering approximately 48 biologically validated viral microRNAs, which constitute more than half of all biologically validated viral microRNAs of which we are aware. We believe this gives us additional commercial opportunities in the infectious disease therapeutic market.

Our Commercial Applications

Our commercial strategy is to utilize our position as a leader in the microRNA field to develop and commercialize cancer diagnostic products and therapeutic products.

Cancer Diagnostic Products

Our diagnostic development efforts are focused on the unmet needs of the cancer diagnostic market. Although various cancer diagnostic tests exist, they suffer from significant drawbacks, including high false positive and false negative rates, and do not provide sufficient information to guide treatment decisions. We believe that this is due in part to the fact that many existing tests are based on a single biomarker, or on proteins or messenger RNAs.

There are two primary diagnostic objectives in oncology. The first objective is to increase survival rate by enabling physicians to identify high-risk patients and to detect new or recurring cancers at an early stage. The second objective is to optimize treatment for each patient by providing physicians and patients information on disease parameters, such as tumor aggressiveness, risk of recurrence and likely responses to specific therapies, including different types of surgery, radiotherapy, chemotherapy and ablation.

We are currently developing diagnostic products that address both of these objectives, including tests for the early detection of cancer based on non-invasive body fluid tests and tests designed to help physicians and patients make more informed treatment decisions based on the analysis of tumor samples obtained either through biopsies or resections. We are currently focusing on developing such diagnostic products for prostate, lung, breast, colorectal and bladder cancers, and expect to initiate several additional cancer diagnostic programs. We are also developing a diagnostic test to identify the origin of the primary tumor in metastatic cancers of unknown primary site, or CUP. In addition, we expect that our diagnostic tests will be based on a panel of microRNAs, which we believe will provide enhanced sensitivity and specificity relative to currently available tests.

Prostate cancer

Market opportunity. According to the 2006 ACS Report, prostate cancer is the most common cancer in American men and the third leading cause of cancer-related death among men in the U.S. The report estimates that in 2006, approximately 235,000 new cases of prostate cancer will be diagnosed in the U.S., and about 27,000 men will die of this disease.

Current diagnostic tests. The current standard for prostate cancer screening is the Prostate Specific Antigen, or PSA, test. The PSA test, however, suffers from an extremely high false positive rate. In the initial screening round of the Prostate, Lung, Colorectal and Ovarian Cancer Screening Trial, as reported in the Journal of the National Cancer Institute in March 2005, less than 20% of the PSA-positive men were subsequently diagnosed with prostate cancer. In addition to the psychological implications associated with these testing errors, invasive, painful and costly biopsy procedures are required for patients that receive positive PSA test results to determine whether cancer is present. This trial also found that between 55% and 70% of prostate biopsies performed had no pathological results. Thus, as a result of the high false positive rate of the PSA test, an estimated 600,000 biopsies are performed annually, most of which have no pathological findings. In fact, the U.S. Preventive Services Task Force of the U.S. Department of Health has found insufficient evidence to recommend routine screening of prostate cancer using PSA or any other currently available test. Despite these limitations, the 2000 National Health Interview Survey published in the February 2004 issue of Preventive Medicine found that approximately 34% of men aged 50 and older with no history of prostate cancer reported having had a screening PSA test during the previous year.

Once a patient is diagnosed with prostate cancer, difficult decisions must be made regarding the appropriate treatment. Since prostate cancer is, in many cases, a slowly progressing, non-aggressive cancer, a prostatectomy may be unnecessary. However, it is not currently possible to determine with sufficient accuracy the aggressiveness of the cancer based on a pathological test of a biopsy and, thus, whether a prostatectomy is necessary. A clinical trial documented in the May 2005 issue of the New England Journal of Medicine found that more than 94% of prostatectomies do not provide a survival benefit as measured after 10 years post-diagnosis. When considering the possible adverse side effects of a prostatectomy, such as erectile dysfunction and urinary incontinence, together with the added economic cost of unnecessary operations, we believe that there is a significant unmet need in the prostate cancer market.

Our strategy. We have entered into an exclusive collaboration with Asuragen to co-develop prostate cancer diagnostic tests based on analysis of a panel of microRNA biomarkers. We have obtained samples of healthy and tumorous prostate tissue and have measured and analyzed the microRNA expression profiles of those samples. The comparison between the expression of microRNAs in 87 samples of healthy and tumorous prostate tissue revealed four microRNAs which have differential expression as illustrated below (PRC1 through PRC4), and can potentially serve as biomarkers of the disease. The dark gray bars in the graph below depict the mean expression level in the tumorous prostate tissue samples, together with their respective standard error bars, while the light gray bars reflect these metrics in the healthy prostate tissue samples.

MicroRNA Expression Profiles of Healthy vs. Tumorous Prostate Tissue Samples

The p-value of this panel of biomarkers is less than 0.002. A p-value indicates the probability that the results obtained in a statistical test are due to chance rather than a true relationship between measures. A small p-value, generally less than 0.05, indicates that it is very unlikely that the results are due to chance. We are currently working on further validating our results and on correlating the microRNA expression levels with more specific disease parameters, such as tumor aggressiveness. This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a microRNA-based prostate cancer diagnostic product.

Lung cancer

Market opportunity. According to the 2006 ACS Report, lung cancer is the leading cause of cancer-related death in the U.S. The report estimates that in 2006, approximately 174,000 new cases of lung cancer will be diagnosed in the U.S. and about 162,000 people will die of the disease. Lung cancer often spreads before it can be detected by currently available methods. As such, lung cancer has a poor prognosis; the average 5-year survival rate is only 15%, but is higher than 50% for patients with early-stage localized disease. Unfortunately, less than 20% of lung cancers are diagnosed at this early stage, according to the 2006 ACS Report, and these are often diagnosed by chance as part of a test for an unrelated matter. According to “Lung Cancer Screening” in the New England Journal of Medicine, almost 50% of the adults in the U.S. are present or former smokers and are at a significantly higher risk of developing lung cancer. As such, there is an urgent need for early detection tests.

Current diagnostic tests. Several techniques and modalities have been tested in recent decades for their potential to function as early detection screening tests for lung cancer, including chest X-ray, sputum cytology and low-dose helical CT scan. Despite the ability of these tests to detect some cases of early lung cancer, large-scale clinical trials have so far failed to show a health benefit of screening. At this time, no organization in the U.S. recommends routine screening for lung cancer either among the general adult population or in individuals who are at higher risk because of tobacco use or occupational exposure.

Our strategy. We plan to develop a test for the early detection of lung cancer based on sputum or blood samples. Since tumors often shed cancer cells, we believe that microRNA biomarkers can be detected in sputum or blood samples. We have obtained access to hundreds of clinical samples from cancer and cancer-free patients, and are examining these samples to identify an appropriate set of microRNAs that may be best suited as a biomarker panel to detect lung cancer. To date, we have examined 59 samples and have identified approximately 20 microRNAs which are either differentially expressed in tumorous and healthy lung tissue samples or highly expressed in lung tissue. We believe these microRNAs can potentially serve as biomarkers of the disease. The graph below illustrates four microRNAs (LUC1 through LUC4), which are significantly differentially expressed in tumorous and healthy lung tissue samples. The dark gray bars in the graph below depict the mean expression level in the tumorous lung tissue samples, together with their respective standard error bars, while the light gray bars reflect these metrics in healthy lung tissue samples.

MicroRNA Expression Profiles of Healthy vs. Tumorous Lung Tissue Samples

We are currently working on further validating these results in tissue and body fluid samples, focusing on serum. This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a microRNA-based lung cancer diagnostic product.

In May 2006, we entered into a collaboration and license agreement with U.S. Genomics Inc. for the development of an early detection test for lung cancer. This collaboration allowed us to incorporate U.S. Genomics’ specialized platform for profiling microRNAs for developing the test. However, we are currently in discussions with U.S. Genomics about this agreement and believe that it is likely that we will not continue the collaboration. We believe that our proprietary profiling platform is better suited for developing the lung cancer test and we intend to continue the development of our lung cancer diagnostic product on our own. We do not expect that the termination of this collaboration for this indication will have any material adverse effect on this program.

Colorectal cancer

Market opportunity. According to the 2006 ACS Report, colorectal cancer is the second leading cause of cancer mortality in the U.S. The report estimates that in 2006, approximately 107,000 new cases of colon cancer and 42,000 new cases of rectal cancer will be diagnosed in the U.S., and about 55,000 people will die of these diseases. Evidence from several studies indicates that screening for, detecting and removing colorectal cancers and pre-cancerous adenomatous polyps can significantly reduce colon cancer incidence and colon cancer-related mortality as reviewed by the U.S. Preventative Services Task Force in their publication in the Annals of Internal Medicine in 2002. In the U.S., routine tests for the early detection of colon cancer are recommended for every person aged 50 and older according to the 2006 ACS Report.

Current diagnostic tests. The current standard screening methods for colorectal cancer include colonoscopy and the fecal occult blood tests. Both tests, however, suffer from serious disadvantages. The colonoscopy test is highly effective, but many people are hesitant to have this procedure due to its high cost, high discomfort and its potential for more significant side effects. The fecal occult blood test, on the other hand, is a simple and cheap test, but is relatively inaccurate.

Currently the standard of care for colorectal cancer includes adjuvant chemotherapy, although only a minor percentage of patients benefit from this treatment. Early-stage colorectal cancer patients are faced with the decision of whether or not to use chemotherapy after surgery as well as which chemotherapy to use. There is currently no effective test that can help these patients and their doctors make this important decision. Therefore, there is also a significant unmet need to identify patients who will benefit from chemotherapy.

Our strategy. We are currently seeking to address these market needs by identifying a panel of biomarkers based on microRNAs. We have obtained samples of healthy and tumorous colon tissue and have measured and analyzed the microRNA expression profiles of those samples. The comparison between the expression of microRNAs in 47 samples of healthy and tumorous colon tissue revealed four microRNAs which have differential expression as illustrated below (CRC1 through CRC4), and can potentially serve as biomarkers of the disease. The dark gray bars in the graph below depict the mean expression level in the tumorous colon tissue samples, together with their respective standard error bars, while the light gray bars reflect these metrics in the healthy colon tissue samples.

MicroRNA Expression Profiles of Healthy vs. Tumorous Colon Tissue Samples

The p-value of this panel of biomarkers is less than 0.006 We are currently working on further validating these results and on correlating the microRNA expression levels with more specific disease parameters, such as risk of recurrence. This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a microRNA-based colorectal cancer diagnostic product.

Breast cancer

Market opportunity. According to the 2006 ACS Report, breast cancer is the most common cancer in women in the U.S., with an estimated 215,000 new cases and 41,000 deaths in 2006. Breast cancer is a curable disease when detected at an early stage. Nevertheless, physicians and patients are required to make difficult therapeutic decisions during the course of treatment, which would be facilitated by advanced diagnostic techniques.

Current diagnostic tests. A mammogram is the standard of care for screening for breast cancer. In the U.S., an annual mammogram for the early detection of breast cancer is recommended for every woman aged 40 and older. According to Breast Cancer Facts and Figures 2005-2006, approximately 54% of women in this age group actually have mammograms performed, resulting in approximately 32 million mammograms per annum in the U.S. However, mammograms have high false negative rates, especially in cases where the cancer is in an early stage and the tumor size is small. Mammograms also have a high false positive rate. In fact, according to An Informational Guide to Breast Cancer 2002 published by HCA Cancer Care, approximately 1.2 million breast biopsies, are performed every year in the U.S., of which 80% yield no form of malignancy, resulting in unnecessary cost and discomfort. Since the early stage detection of breast cancer is crucial to increasing survival rates, there is a significant need for a more sensitive and specific non-invasive diagnostic test for detecting early-stage disease.

In addition, the current standard of care for breast cancer patients also includes adjuvant chemotherapy. However, according to an article entitled “Treatment of Lymph-node-negative, Oestrogen-receptor-positive Breast Cancer” in The Lancet in 2004, only an estimated 15% of breast cancer patients benefit from such adjuvant chemotherapy. Due to the toxic side effects, required time commitment and significant economic burden associated with chemotherapy, the ability to distinguish between those patients who will benefit from the treatment and those who will not is very important. Based on the National Cancer Institute’s SEER Cancer Statistics Review, such decisions will be necessary for an estimated 135,000 patients in the U.S. in 2006.

Our strategy. In order to develop diagnostic tests for breast cancer, we have established relationships with academic and medical institutions, such as the Hadassah Medical Center, and commercial companies, such as Analytical Biological Services, Inc. to obtain access to hundreds of clinical samples and related medical and clinical data. Our initial focus is on developing diagnostic tests to determine risk of recurrence and whether a patient will benefit from adjuvant chemotherapy. We are analyzing samples of breast tumor resections from archival tissue banks to identify microRNAs that are differentially expressed in patients who had a high recurrence rate and those with a low recurrence rate, as well as patients who benefited from adjuvant chemotherapy and those who did not.

In addition, we intend to profile samples of healthy and tumorous breast tissue to identify differentially expressed microRNAs that can potentially serve as biomarkers for early detection of breast cancer. Based on these microRNAs we hope to develop a non-invasive test to diagnose breast cancer based on body fluid samples.

Cancer of unknown primary site (CUP)

Market opportunity. According to Diagnostic and Therapeutic Management of Cancer of Unknown Primary, a review published in the European Journal of Cancer, and the 2006 ACS Report, in 2006 approximately 3-5% of the 1,400,000  malignancies which will be diagnosed in the U.S. will be metastases of unknown primary site, or CUP. According to a literature review on CUP, published in Annals of Oncology, 2003, CUP patients have a very poor prognosis of 3-4 months and an overall 1-year survival rate of less than 25%. This is in part due to the fact that the prognosis and therapeutic regimens of cancer patients are dependent on the origin of the primary tumor. Thus, given the difficulty in determining the primary site, CUP presents a therapeutic dilemma.

Current diagnostic tests. A variety of classical methods are being used today to try to identify the primary tumor. These include physical examination of the patient, histopathology analysis of the biopsy, imaging methods such as chest X-ray, CT and PET scans, and procedures like gastrointestinal endoscopy. These tests are expensive and uncomfortable to the patient. Nevertheless, according to Diagnostic and Therapeutic Management of Cancer of Unknown Primary, the ability to resolve CUP is estimated to be only 20-30%.

Our strategy. We are currently seeking to address this market need by identifying a panel of biomarkers based on microRNAs. Since microRNAs are tissue specific, we believe they are promising potential biomarkers for the primary site. We have obtained hundreds of normal samples and 214 tumor samples from 15 different origins and have measured and analyzed the microRNA expression profiles in those samples. The comparison between these profiles revealed that the expression of 19 microRNAs as illustrated below (CUP1 through CUP19) can potentially be used to differentiate between the tissues of origin. The graph below represents the mean expression level of these microRNAs in the different tumor samples, together with their respective standard error bars. Using a computer-based algorithm known as a decision-tree to analyze the expression profiles of these six microRNAs, we were able to identify the origin of the primary tumor in 100% of the tumor samples with 85% accuracy.

MicroRNA Expression Levels in from Different Origins Samples

We are currently working on further validating these results in primary tumors and metastasis, and on finding signatures for additional primary tumor sites. This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a microRNA-based CUP diagnostic product.

Other cancers

We are currently obtaining tissue samples and conducting expression analyses in other cancers, such as bladder cancer. In addition, we continue to evaluate the market need for microRNA-based diagnostic products in other cancers.

Therapeutic Products

We believe that microRNAs can serve as a basis for a new class of therapeutic products and that we can leverage our microRNA diagnostic capabilities to help develop drugs targeting microRNAs.

Liver cancer

Market opportunity. According to Pharmaceutical and Diagnostic Innovation, 2005, hepatocellular carcinoma, or HCC, more commonly referred to as liver cancer, is the fifth most common cancer in the world. The 2006 ACS Report estimates that in 2006, approximately 18,500 new cases will be diagnosed in the U.S. and approximately 16,000 people will die of the disease. The incidence of HCC is rising principally as a result of the spread of chronic hepatitis C infection, or HCV, a chronic viral infection of the liver that can remain asymptomatic for years but can lead to liver cancer if left untreated. The World Health Organization estimates that more than 180 million people in the world, including 3.9 million in the U.S., are infected with HCV.

Current treatment. HCC patients have a very low survival rate, estimated by the 2006 ACS Report to be less than 10% at five years post-diagnosis. Aside from a liver transplant, the best available treatment for liver cancer is to surgically remove the entire tumor with a margin of healthy tissue included. However, according to the Pharmaceutical and Diagnostic Innovation 2005, this option is available only to between approximately 5% and 10% of HCC patients. The results of the other available medical treatments, including chemotherapy, chemoembolization, ablation, and proton beam therapy, remain disappointing. Unfortunately, there have been no significant new developments in the treatment of liver cancer. As a consequence of the increasing incidence of the disease and the lack of effective treatments, the market for novel HCC drugs represents a large unmet need.

Our strategy. In order to develop a microRNA-based treatment for HCC, we entered into a collaboration with Isis Pharmaceuticals. Isis has significant intellectual property rights and expertise relating to technologies for inhibiting RNA molecules, including microRNAs. Isis has demonstrated its ability to inhibit microRNAs by administering to mice a synthetic molecule designed to inhibit a liver-specific microRNA. Isis showed that the synthetic molecule reached the liver and reduced the level of this microRNA with no observable toxicological effects.

The first step in our development program is to identify candidate microRNA targets for inhibition. This is done by profiling the expression levels of all microRNAs in healthy and tumorous liver tissue samples in order to identify microRNAs which are overexpressed in the tumor samples. To date, we have profiled 118 different samples, of which 76 were of human origin representing normal and tumor liver samples. Additionally, we have performed expression profile analysis on liver samples from a mouse model of hepatocellular carcinoma and on hepatocellular carcinoma cell lines. We have identified a total of 100 microRNAs that we believe may serve as potential drug target candidates. We are currently performing in vitro assays to assess the role of these microRNAs in tumor development. As illustrated below, introducing into cancer cell lines the molecules which were synthesized by Isis to inhibit the candidate microRNAs (anti - HCC1 through anti - HCC4) resulted in a decrease in cell proliferation of 20-30%.

Effect of MicroRNA Inhibition on Cell Proliferation

We intend to conduct in vivo experiments to further test the effect of these microRNAs on liver cancer.This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a microRNA-based therapeutic product for the treatment of liver cancer.

Other indications

Our strategy is to collaborate with leading academic and medical institutions to provide us with additional research capabilities in the field of microRNAs. For example, we have signed an agreement with the CBR Institute for Biomedical

Research, an academic affiliate of the Harvard Medical Center, to study the role of microRNAs in hematopoeisis. We have also signed an agreement with Yeda Research and Development Company, Ltd., the technology transfer company of the Weizmann Institute of Science, to investigate at the Weizmann Institute the role of microRNAs in a variety of cancers. We have the exclusive right to commercialize the results of this research.

Our Intellectual Property Strategy and Position

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and as a result, we have developed an early and strong intellectual property position related to the development and commercialization of research, diagnostic and therapeutic products and other applications based on microRNAs. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences and then later file patent applications claiming composition-of-matter on individual microRNAs of commercial interest. We will also file applications which claim groups of microRNAs which are grouped for example by chromosomal locations of the microRNA genes. We have filed, and will continue to file, patent applications that claim method-of-use for specific diagnostic and therapeutic applications as we or our collaborators develop them. We believe this approach will provide strong and broad patent protection for a large number of microRNAs that we have discovered and may provide us with a competitive advantage over new entrants to the field.

As of May 13, 2007, we had 63 pending patent applications in the microRNA field: 44 U.S. applications, two of which have received a notice of allowance, three PCT applications, four European applications and two applications that were nationalized in Japan, Canada, Australia, China, India and Israel. Of these patent applications, 33 claim human microRNAs, 21 claim viral microRNAs, three claim bacterial applications of microRNAs and five contain claims related to our discovery process. Ten applications contain claims directed to prostate, lung, liver bladder, small intestine, breast, colon, ovarian, testicular, stomach, thyroid, uterus, pancreas and cervical cancers diagnostic applications, and three contain claims directed at prostate, liver and hematopoietic malignancies therapeutic applications.

Genes and related nucleic acids are patentable under U.S. and international patent law. To date, patent protection for numerous human genes has been obtained in the U.S. and elsewhere. MicroRNAs are derived from naturally occurring genes, and as such, we believe, are similarly patentable under U.S. and international patent law.

The requirements of the PTO for obtaining patent protection on a gene were significantly tightened in 2001. In order to obtain maximum patent protection for microRNAs, it is necessary that our patent applications, among other requirements:

•	provide for utility and function for each microRNA sequence;

•	claim specific microRNA sequences as opposed to general mechanism or concept; and

•	identify the functional fragment of each microRNA sequence.

Our patent applications attempt to address these issues by identifying disease targets for each of our microRNA sequences, claiming specific microRNA sequences and identifying and claiming minimal functional portions of microRNAs. We believe this approach avoids common mistakes made by others in the past with respect to attempts to patent genes and, if patents are issued, will make it more difficult for competitors to design around our patents.

Our intellectual property strategy is closely coordinated with our research and development plan and we have an ongoing three-tier approach to obtaining patent protection, which is illustrated and described below:

Our Discovery Process and Related Intellectual Property Strategy

First Tier: Composition-of-Matter Patents on Informatically Identified MicroRNAs

We have filed a first tier of “master” patent applications claiming composition-of-matter for microRNAs that we have predicted and identified by nucleotide sequences using our discovery process. Our patent applications claim approximately 10,000 microRNAs that were identified using this approach and that we believe are likely microRNA candidates. For each of the potential microRNAs claimed in these patent applications, a specific function and utility are described based on informatically identified targets of these potential microRNAs that are known to be associated with a disease. Based on our understanding of their sequences and identified targets, we have applied for patent protection on each of our predicted proprietary microRNAs and their variants. We have filed 42 patent applications with composition-of-matter claims related to informatically predicted microRNAs and we expect to file additional first tier applications in the future.

Second Tier: Composition-of-Matter Patents on Biologically Validated MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, microRNAs claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. We have filed 20 patent applications with composition-of-matter claims related to validated microRNAs and we expect to file additional second tier applications in the future.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. In the future, we expect that this tier of patent applications will include applications which we will file ourselves and those that we will file jointly with academic, medical and commercial partners with whom we collaborate. We have filed 13 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs.

Individual patents extend for varying periods depending on the effective date of filing of the patent application or the date of patent issuance, and the legal term of the patents in the countries in which they are obtained. Generally, patents issued in the U.S. are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest effective filing date, if the patent application was filed prior to June 8, 1995; and

•	20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995.

All of our current patent applications were filed after June 8, 1995.

The term of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest effective filing date. In addition, in some instances, a patent term in the U.S. and outside of the U.S. can be extended to recapture a portion of the term effectively lost as a result of the health authority regulatory review period. These extensions, which may be as long as five years, are directed to the approved product and its approved indications. We intend to seek such extensions as appropriate. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that a related patent may remain in force for a short period following commercialization, thereby reducing the advantage of the patent to our business and products.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents or if issued will assist our business. Any patents that may issue in the future may be challenged, invalidated or circumvented. This could limit our ability to stop competitors from marketing related products and reduce the length of term of patent protection that we may have for any products. In addition, the rights granted under any patents which may issue may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Our competitors may develop similar technologies, duplicate any technology developed by us, or use their patent rights to block us from taking full advantage of the market.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect the trade secrets in our proprietary technology and processes, in part, by entering into confidentiality agreements with commercial partners, collaborators, employees, consultants, scientific advisors and other contractors and into invention assignment agreements with our employees and some of our commercial partners and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of the technologies that are developed. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Strategic Alliances and Research and License Collaborations

License Agreement with Ambion

In April 2005, we entered into a license agreement with Ambion, Inc. In March 2006, Ambion, Inc. was acquired by Applera Corporation. Ambion now operates as a wholly owned subsidiary of Applera as a part of its Applied Biosystems group. Under this agreement, we have granted Ambion a non-exclusive license to all of our microRNA sequences, both validated and unvalidated, for use in products to be used either as research reagents or in the performance of research services. The license expressly excludes any right to sell for diagnostic use any products or services containing our microRNAs or designed to detect or affect any of our microRNAs. We are obligated to provide Ambion all microRNA sequences developed or predicted by us for use in research products or services. Ambion may also carry out validation research on our microRNA sequences, and if it does so, it must provide us with the results.

Under this agreement, we received upfront payments deductible against future royalties. We are also entitled to receive royalty payments based on net sales of products and services in the research field that incorporate or are designed to detect or otherwise affect, one of our microRNAs, for the life of any patent or patent application covering such microRNA in the product or service. If the product or service uses both our microRNAs and non-Rosetta microRNAs, the royalty payable will be reduced by being multiplied by the ratio of our microRNAs to all of the microRNAs in the product or service.

Should Ambion request that we file additional patent applications or expedited applications on certain of our microRNA sequences, we are obligated to do so; however, Ambion must cover the resulting costs. We have the right, but not the obligation, to enforce our patents relating to our microRNA sequences. Ambion may request that we take such action with respect to third-party products competing with Ambion products. If we decline to do so within three months of receiving such a request, Ambion may undertake such action at its own expense. We are required to indemnify Ambion for damages payable to third parties in the event that one of our microRNA sequences is determined to infringe a valid patent claim of a third party.

In addition, if we grant a license to a third party in the research field on terms more favorable than those currently in effect with Ambion, it would have the right to modify the terms of the license to adopt the more favorable terms. Ambion may terminate the agreement without cause, and we may terminate the agreement for non-payment of amounts due if the non-payment is not cured within sixty days after notice.

Collaboration and License Agreement with Asuragen

In January 2006, we entered into a collaboration and license agreement with Ambion Diagnostics, Inc., now Asuragen, Inc. Under the agreement, Asuragen and we agreed to work together to develop products and services for the diagnosis of prostate cancer using microRNAs. We have granted to Asuragen, a worldwide, exclusive license to commercialize products and services for the diagnosis of prostate cancer using our microRNAs. Under the agreement, “diagnosis” includes determination of the presence of disease, determination of the stage, progression or severity of the disease, determination of the effect of a particular treatment on the disease and the selection of patients for a particular treatment.

Asuragen and we have agreed to initially work independently during a discovery stage to identify prostate-specific diagnostic opportunities and potential markers for use in the diagnosis of prostate cancer. Each of the parties will also work independently on the development of platform technologies that could be used in the creation of diagnostic assays that can be incorporated into potential products for the diagnosis of prostate cancer. After the discovery stage is completed, we will meet to exchange materials and data resulting from their independent activities during the discovery stage and to determine the indications to be pursued for clinical development of products and services for the diagnosis of prostate cancer. We will then agree upon a development plan reflecting these matters and setting forth the specific responsibilities of each party. Each party will bear its own expenses in both the independent discovery stage activities and in performing its responsibilities under the development plan.

After the discovery stage, we will work together with Asuragen to discover and validate markers that we both believe will be appropriate for a diagnostic assay. Asuragen will then be responsible for developing a diagnostic assay to measure these markers and for obtaining any required regulatory approvals. Asuragen will have the right to commercialize any assay developed, and will pay us royalties at the amount based on net sales of certain products and services. We bear the responsibility for performing certain market development activities in support of the products and services. Under this agreement we are entitled to royalty payments based on net sales of products developed in this collaboration.

Each party is responsible for prosecution and maintenance of its own patent rights. Both parties will cooperate in the prosecution and maintenance of joint patent rights. With regard to third-party infringement of patent rights, we have the first right and option to take action to eliminate such infringement with respect to our patent rights, and Asuragen has first rights and option to take action with respect to its patent rights and with respect to joint patent rights. If Asuragen does not take steps to enforce joint patent rights within three months of notification of infringement, we have the right and option to do so at our expense. Asuragen bears primary responsibility for defense against infringement claims by third parties. The parties have agreed to mutually indemnify one another against liabilities incurred as a result of actions by third parties. Asuragen is obligated to maintain comprehensive insurance coverage and to name us as an additional covered party on all plans.

This agreement will remain in effect for as long as Asuragen continues its development of products and services for the diagnosis of prostate cancer using our microRNAs or if Asuragen is commercializing one or more of such products at the time it ceases development, until the last patent rights associated with such products expire. Either party may terminate the agreement in the event of an uncured material breach by the other party or upon specified bankruptcy or insolvency events involving the other party. Upon termination by us for an uncured material breach by Asuragen, all rights granted by us to Asuragen shall cease. In that event, Asuragen would be required to transfer to us all applicable regulatory filings and will be deemed to have granted to us a worldwide, exclusive license under Asuragen’s patent rights and interests in any joint patent rights to develop and commercialize prostate cancer diagnostic products and services, subject to the payment of royalties to Asuragen. If the agreement is terminated by Asuragen upon our uncured material breach, Asuragen shall continue to have the licenses and rights contained in the agreement to develop and commercialize products and services for the diagnosis of prostate cancer, subject to continued payment of royalties as required by the agreement.

Research Collaboration Agreement with Isis Pharmaceuticals

In January 2006, we entered into a research collaboration agreement with Isis Pharmaceuticals, Inc., under which we agreed to work together for an initial period of two years to perform specified experiments to discover and develop drugs that regulate microRNAs involved in HCC, the most prevalent type of liver cancer. Each party will fund its own efforts during the initial period. Either party may terminate the agreement during the initial period on 60 days’ notice to the other party for any reason. At the end of the initial period, we will either agree to jointly develop any resulting products and share the resulting expenses and revenues, or, if one of us does not wish to jointly develop any of those products, that party will grant an exclusive license to the other party to develop those products on pre-agreed financial terms, which shall include development milestone payments up to a maximum aggregate of $27 million and the payment of royalties based on net sales of collaboration products. If neither party wishes to develop a product, we will jointly seek to license it to a third party.

Each party bears expenses for the prosecution and maintenance of its own patents and the parties have agreed to designate primary responsibility to one or other of the parties, for the prosecution and maintenance of any products that the parties have developed through their collaboration and have agreed to pursue. The parties have agreed to mutually indemnify one another for liabilities incurred as a result of actions brought by third parties.

Funding of the HCC Project by BIRD Foundation Grant

In June 2006, a conditional grant of $1.0 million from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD Foundation, was approved for the HCC joint research project with Isis Pharmaceuticals. The BIRD Foundation promotes strategic partnerships between Israeli and American companies without receiving any rights in the participating companies or in the project itself. The BIRD foundation works in cooperation with the Chief Scientist’s Office at the Ministry of Trade, Industry and Employment in Israel, and with the U.S. Commerce Department’s National Institute of Standards and Technology. Under the terms of the grant, each party will receive $500,000, but is obligated to repay this amount if there is a submission of an investigational new drug application, or IND, to the FDA within 36 months. Since the foundation shares the risk, if the project fails to reach the IND submission phase during this period, the grant does not need to be repaid.

Under the terms of the grant, we are obligated to provide the foundation with bi-annual interim fiscal and technical reports over the course of the joint research project. We are required to obtain the prior written consent of the foundation in order to sell rights to any products developed through the joint research project and to acknowledge the support of the foundation in any publications stemming from the joint research project. We are required to indemnify the foundation against any liabilities arising from the performance of work under the grant or related to the joint research project. The foundation has the right to revoke the grant at any time for cause, as defined under Delaware law.

HCV Collaboration with Hadassah Medical Organization

In May 2005, we entered into an agreement with Hadasit Medical Research Services and Development Ltd., a subsidiary of Hadassah Medical Organization, to collaborate on research on the suppression of HCV using microRNAs. Under the agreement, we were granted a perpetual, worldwide, royalty bearing exclusive license to exploit, commercialize and sublicense any newly discovered microRNAs and other research data resulting from this collaboration. Hadasit bears primary responsibility for conducting the research contemplated under the agreement and for certain other tasks. We are responsible for certain specific research tasks and will bear all expenses associated with these tasks. As an example of the parties’ collaborative responsibilities, currently, the principal investigator from Hadasit working on the collaboration provides us with HCV infected liver cells and tissues from different species. We extract RNA from these samples and perform expression analysis in order to identify HCV-encoded microRNAs and host microRNAs which interact with the virus. The parties retain full rights to their own intellectual property; however, any newly discovered microRNAs and other research data resulting from this collaboration will be jointly owned by us and Hadasit. We have the right, but not the obligation, to commercialize discoveries made pursuant to the agreement.

We are responsible for all expenses related to patent prosecution, maintenance and enforcement of jointly owned intellectual property. To the extent we chose not to pay the costs of such patent prosecution, maintenance and enforcement, Hadasit will have the right to do so at its own expense upon reasonable written notice to us and, we will be required to assign all our rights, title and interest in the joint patent to Hadasit. We have first right, but not the obligation, to enforce joint patent rights against third-party infringement. We are obligated to indemnify Hadasit against any liabilities arising because of our use of the joint patents; excluding patent infringement claims brought by third parties.

We are obligated to pay Hadasit license fees and royalties in amounts based on a percentage of any net revenues arising from the commercialization of any resulting research data covered by a joint patent, and a percentage of any net revenues arising from the commercialization of all other resulting research data. The agreement terminates upon the expiration of any and all related joint patents resulting from the collaboration, or if no patent ever issues, ten years after the first commercial sale of the first licensed product developed under the agreement. At this stage, the agreement has an indeterminate length, since no joint patents have been issued yet. If the collaboration does not generate joint patents or other research data with commercial value, we may terminate the agreement with 60 days’ prior written notice.

Research Collaboration Agreement with Hadassah Medical Organization

In June 2006, we entered into a research collaboration agreement with Hadasit Medical Research Services and Development Ltd., a subsidiary of Hadassah Medical Organization, to collaborate with Hadasit on research in the field of microRNAs. The research project is to include multiple trials, the terms of which will be agreed upon from time to time by us and Hadasit. Under the agreement, we were granted an exclusive license to all research results and patents generated from the research. In consideration for such license we are obligated to pay Hadasit royalties, and a percentage of any fees and royalties we receive from sublicenses. We have the right, but not the obligation, to commercialize discoveries made pursuant to the agreement.

Intellectual property rights resulting from the research will be jointly owned by us and Hadasit. We are responsible, at our sole expense, for the preparation, filing, prosecution and maintenance of all patent rights subject to the agreement. However, if we wish to cease prosecution or maintenance of the patent rights, we must notify Hadasit, and it may continue prosecution and maintenance at its own expense. In the event that Hadasit chooses to do so, we will lose all rights to any such patent rights and any license we have been granted to such patent rights shall terminate.

We have an obligation to indemnify Hadasit and the Hadassah Medical Organization for any liabilities related to the research or the commercialization of new products based on the research results and to maintain comprehensive insurance. Each trial under the agreement will be terminable as determined by the parties on a trial by trial basis.

Collaboration and License Agreement with U.S. Genomics

In May 2006, we entered into a collaboration and license agreement with U.S. Genomics Inc. for the development of a non-invasive microRNA-based early detection test for lung cancer combining Rosetta Genomics’ proprietary microRNAs and U.S. Genomics’ proprietary microRNA expression profiling platform. Under the agreement’s development plan, each party has agreed to undertake a portion of the experimental work required at various phases, to bear the costs associated with the work and to supply the other party with proprietary materials that party needs to complete its work. Specifically, we are responsible for obtaining all clinical samples required, for undertaking the experimental work in certain early stages of the collaboration as determined by the development plan of the agreement, for providing U.S. Genomics with purified RNA for its work in the early stages of the development plan and for funding and performing Phase III of the development plan. U.S. Genomics is responsible for conducting all experimental work during the clinical phases of the development plan, for funding and supporting any required placement of instruments and reagents during the development plan and for funding and performing any commercially reasonable platform development work necessary for the development of the project. We will bear the costs associated with regulatory compliance and trademark procurement. Under the agreement, any new intellectual property rights generated by the collaboration and solely related to microRNAs will be owned by us, whereas new intellectual property rights generated by the collaboration solely related to the microRNA expression profiling platform will be owned by U.S. Genomics. New intellectual property rights that combine microRNAs and the expression profiling platform will be jointly owned. Intellectual property rights not falling under the previous definitions will be owned by the inventor of such rights, and will be licensed to the other party royalty free for use related to its original intellectual property.

Each party is responsible for the prosecution, maintenance and enforcement of its own patent rights and the parties have agreed to share the expenses of and cooperate in the prosecution, maintenance and enforcement of joint patent rights. The parties have agreed to mutually indemnify one another against liabilities arising from actions brought by third parties. Both parties are obligated to maintain comprehensive product liability insurance.

Under the agreement we were granted a worldwide, non-exclusive license to exploit, use, develop and commercialize any intellectual property rights owned by U.S. Genomics and related to the microRNA expression profiling platform, in the field of early detection of lung cancer, including the right to sublicense. In return U.S. Genomics is entitled to royalty payments based on net sales and a percentage of any sublicense revenues we receive. In addition, U.S. Genomics will provide us with the technological platforms and reagents necessary for the research, development and validation of the early detection test for Lung Cancer.

We are currently in discussions with U.S. Genomics about this agreement and believe that it is likely that we will not continue the collaboration for the lung cancer indication. We are in discussions with U.S. Genomics to restructure the agreement and collaborate for the development of a product in a different indication. If we are successful in restructuring the agreement, the terms will likely be different than the terms under the existing agreement, and we can not assure you that such terms will be favorable to us. We believe that our proprietary profiling platform is better suited for developing the lung cancer test and we intend to continue the development of our lung cancer diagnostic product on our own. We do not expect that the termination of this collaboration for this indication will have any material adverse effect on this program.

License Agreement with The Rockefeller University (Diagnostics)

In May 2006, we signed a royalty-bearing, co-exclusive, worldwide license agreement with The Rockefeller University. Under this agreement, we were granted the right to make, use and sell Rockefeller’s proprietary microRNAs for diagnostic purposes including a limited right to sublicense. Our right to sublicense is limited to sublicenses we grant as part of a license that includes other technology or patent rights of ours. The agreement covers microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs discovered by researchers at The Rockefeller University and for which it has filed patent applications. These microRNAs can be licensed by Rockefeller in the diagnostics field to three additional parties. In consideration for this license, we paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of our revenues from any sublicenses. Rockefeller is obligated to notify us of any license it grants to a third party at a lower royalty rate and we will have the right to modify the terms of our license to adopt all of the material terms and conditions of that license.

Rockefeller controls prosecution, maintenance and enforcement of all the licensed patent rights; however, we are responsible for a pro rata share of associated costs. Also, if Rockefeller elects not to take action against a claim of infringement of the licensed patent rights, we may undertake such action at our own expense. We are obligated to indemnify Rockefeller against any liabilities arising from our development and use of the licensed microRNAs and any actions brought by third parties or related to clinical trials or studies. We are also required to maintain comprehensive insurance coverage.

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $920,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than thirty days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

License Agreement with The Rockefeller University (Therapeutics)

In May 2007, we signed a royalty-bearing, co-exclusive, worldwide license agreement with The Rockefeller University. Under this agreement, we were granted the right to make, use and sell Rockefeller’s proprietary microRNAs for therapeutic purposes, including a limited right to sublicense. Our right to sublicense is limited to sublicenses that are for research and development of products and that are granted as part of a license that includes other technology or patent rights of ours. The agreement covers microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs discovered by researchers at The Rockefeller University for which it has filed patent applications. These microRNAs can be licensed by Rockefeller in the therapeutics field to three additional parties. In consideration for this license, we paid an initiation fee and are required to pay a fixed annual license maintenance fee, milestone payments and royalties based on net sales and a percentage of our revenues from any sublicenses. Rockefeller is obligated to notify us of any license it grants to a third party at a lower royalty rate, and we will have the right to modify the terms of our license to adopt all of the material terms and conditions of that license.

Rockefeller controls prosecution, maintenance and enforcement of all the licensed patent rights; however, we are responsible for a pro rata share of associated costs. Also, if Rockefeller elects not to take action against a claim of infringement of the licensed patent rights, we may undertake such action at our own expense. We are obligated to indemnify Rockefeller against any liabilities arising from our development and use of the licensed microRNAs and any actions brought by third parties or related to clinical trials or studies. We are also required to maintain comprehensive insurance coverage.

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $730,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than thirty days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

License Agreement with Max Planck Innovation GmbH (Diagnostics)

In June 2006, we entered into a royalty-bearing, co-exclusive, worldwide license agreement with Max Planck Innovation GmbH, the technology transfer agency of the Max Planck Society. Under this agreement, we licensed from Max Planck the rights to its proprietary microRNAs for diagnostics purposes. The agreement covers microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs, discovered by the researchers of the Max-Planck-Institute for Biophysical Chemistry in Goettingen. In consideration for this license, we paid an initiation fee, and are required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of our revenues from any sublicenses.

These microRNAs can be licensed by Max Planck for diagnostics purposes to three other parties. Max Planck is obligated to notify us of any more favorable license in the diagnostics field it grants for these microRNAs, in which event we shall have the right to adopt all material terms of such license. We have the right to enter sublicenses, only in the event that the granted sublicense includes a license to microRNAs owned by us as well, is reasonably necessary for us in order to further develop and/or commercialize a specific product, and Max Planck has given its prior consent to such sublicense.

Max Planck is responsible, in its sole discretion, to apply for, seek issuance of, maintain and prosecute the licensed patent rights, and we have the right to comment on the documents to be filed by the patent office. We are required, however, to pay a pro rata share of associated costs. We are obligated to indemnify Max Planck against any liabilities arising from any use by us, our affiliates, sublicensees and sales partners of the patent rights, the development and use of any product, process or service under the agreement, and the use by third parties of any products, processes or services sold by us. We are also required to maintain comprehensive insurance coverage.

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $507,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within sixty days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

License Agreement with Max Planck Innovation GmbH (Research)

In December 2006, we entered into a royalty-bearing, non-exclusive, worldwide license agreement with Max Planck. Under this agreement, we licensed from Max Planck the rights to its proprietary microRNAs for research purposes. The agreement covers microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs, discovered by the researchers of the Max-Planck-Institute for Biophysical Chemistry in Goettingen. In consideration for this license, we will pay an initiation fee, and are required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of our revenues from any sublicenses.

Max Planck is obligated to notify us of any more favorable license in the research field it grants for these microRNAs, in which event we shall have the right to adopt all material terms of such license. We have the right to enter into sublicense agreement, but only if the granted sublicense includes a license to microRNAs owned by us as well.

Max Planck is responsible, in its sole discretion, to apply for, seek issuance of, maintain and prosecute the licensed patent rights, and we have the right to comment on the documents to be filed with the patent office. We are obligated to indemnify Max Planck against any liabilities arising from any use by us, our affiliates, sublicensees and sales partners of the patent rights, the development and use of any product, process or service under the agreement, and the use by third parties of any products, processes or services sold by us. We are also required to maintain comprehensive insurance coverage.

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $339,690 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within sixty days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

License Agreement with Johns Hopkins University

In August 2006, we signed a royalty-bearing, exclusive, worldwide license agreement with Johns Hopkins University. Under this agreement, we have exclusively licensed from Johns Hopkins the rights to its proprietary microRNAs for all fields and applications. The agreement covers approximately 130 biologically validated microRNAs. We also have the right to further sublicense these rights, provided that such sublicense is consistent with the terms of our license agreement. In consideration for this license we paid an initiation fee, and are required to pay minimum annual royalties, royalties based on net sales and a percentage of our revenues from any sublicense.

We are obligated to perform commercially reasonable diligent efforts in the development of products including or using the licensed microRNAs. In the event that Johns Hopkins has clinical evidence demonstrating the feasibility of a certain use of the microRNAs, and a commercially reasonable offer from a third party for a license for such use, then upon notice from Johns Hopkins, we are obligated to either initiate development of such use, or sublicense such use to a third party. If within six months of the notice, we have neither initiated development nor sublicensed or been working diligently to sublicense such use, Johns Hopkins may terminate the license for such use.

Johns Hopkins is responsible for filing, prosecuting and maintaining the licensed patent rights, and we have the right to comment on and advise Johns Hopkins with respect to such matters. We are required to pay all expenses related to filing, prosecution and maintenance of the licensed patent rights, unless we provide Johns Hopkins notice that we elect not to do so. If we so elect, Johns Hopkins may file, prosecute or maintain such patent rights at its own expense and any license we have with respect to such patent rights shall terminate. We have the right but not the obligation to enforce the patent rights against infringement. No patent applications covering these microRNAs have been filed yet.

We are obligated to indemnify Johns Hopkins against any liabilities arising out of use by us, our affiliates or sublicensees of the licensed microRNAs. We are also obligated to establish and maintain product liability or other appropriate insurance prior to initial human testing or first commercial sale of any product incorporating the licensed microRNAs.

The agreement terminates with respect to each country in which a patent has issued upon the expiration of the last to expire patent covered by the terms of the agreement in such country. If no patents ever issue in a country but patent applications are filed in such country, the agreement will expire with respect to such country upon the cancellation, abandonment, withdrawal or disallowance of all claims under all patent applications in that country or at such time as there is no claim that has been pending in such country for less than six years from the date such claim was filed in a non-provisional patent application in that country. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $2,275,000 in aggregate annual royalties over the term of the agreement. In addition, either party may terminate the agreement (1) upon the filing of bankruptcy or insolvency proceedings with respect to the other party or (2) if the other party is in material breach of the agreement and such breach is not cured within 30 days of notice. We also have the right to terminate the agreement for any reason upon 90 days notice.

Research Services Agreement with Columbia University

In May 2007, we entered into a Research Services Agreement with Columbia University. In the initial phase of our relationship under this agreement, Columbia will validate our CUP program results in its CLIA and CAP approved laboratory. In the second phase, Columbia will prepare the laboratory and obtain all required regulatory approvals in order to perform the CUP diagnostic test on patient samples. In the third phase, once we start marketing the CUP diagnostic test, Columbia will perform the test on patient samples. Columbia will advance to each subsequent phase only after it receives prior written notice from us and the required regulatory approvals.

We are obligated to provide Columbia with necessary information required in order to perform the CUP diagnostic test. We have the right (but not the obligation) to provide Columbia with the equipment needed in order to perform the CUP diagnostic test, and we will assist Columbia in obtaining the required samples.

In consideration for the performance of the research, we will pay Columbia fixed amounts, conditional upon their advancement. The term of the agreement is two years, and we have the option to extend it for an additional six-month period. We may terminate the agreement at any time by providing thirty days prior written notice to Columbia.

Columbia is obligated to provide us with written research reports containing all data, reports and new information generated as a result of the research. We will have the right to use this information for any purpose whatsoever. Ownership of any new invention will follow inventorship, which will be determined according to U.S. law. We are obligated to indemnify Columbia against liabilities to third parties.

Research Collaboration Agreement with Tel Hashomer Medical Research Infrastructure and Services, Ltd.

In May 2006, we entered into a research collaboration with Tel Hashomer Medical Research Infrastructure and Services, Ltd., or THM. Under this agreement, THM will provide us with patient samples and related clinical data so that we may research microRNA expression in lung cancer patients. This collaboration will consist of multiple trials and we will oversee the conduct of the trials. The term of each trial and the parties’ rights to terminate the trial will be specified by the parties on a trial-by-trial basis. We will own all intellectual property rights resulting from the collaboration, and we have the sole discretion to prosecute, maintain and enforce these patient rights. THM shall be permitted to use the results of this research collaboration for research and academic purposes. We have agreed to bear a portion of the costs related to the research.

We are obligated to pay THM a percentage of royalties on net sales of any products we sell based upon or using the results from this research collaboration. Furthermore, we must pay THM a percentage of license fees or milestone payments and royalties that we receive from the grant of any licenses for the use of information, data, technology, or products directly resulting from this research collaboration.

We bear sole responsibility for payment of all costs associated with liabilities to third parties arising as a result of the performance of the trials or the actions of any of our personnel. We are obligated to indemnify THM against liabilities to third parties and to maintain adequate and appropriate insurance coverage.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic products and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing products, we also face competition from other companies working to develop novel products using technology that competes more directly with our microRNAs. We are aware of several other companies, including some of our collaborators, that are working to develop microRNA diagnostic and therapeutic products, including Alnylam Pharamceuticals, Asuragen, Celera, Invitrogen, Isis Pharmaceuticals, Merck, Santaris and others. We believe the key competitive factors affecting the commercial success of our potential products will be:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	reimbursement coverage; and

•	patent position.

Many of our potential competitors, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of diagnostic products and drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product we may commercialize and may render our products obsolete or non competitive before we can recover the expenses of developing and commercializing them. We anticipate that we will face intense and increasing competition as advanced technologies become available.

Manufacturing

We currently intend to rely on contract manufacturers or our collaborative partners to produce materials for diagnostic products and drug substances and drug products required for preclinical studies and clinical trials. We plan to continue to rely upon contract manufacturers and collaboration partners to manufacture these materials if any product candidate is approved for marketing by the FDA or any foreign regulatory authority.

Regulatory Matters

Governmental authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Failure to obtain approval to market our products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from marketing our products.

Diagnostic Products

In the U.S., in vitro diagnostic products are regulated by the FDA as medical devices. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to QSRs, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, which may include performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval.

Before a new device can be marketed, its manufacturer must obtain marketing clearance or approval from the FDA, unless exempt, through either a pre-market notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act or the FDA’s approval of a pre-market approval application, or PMA. User fees, which increase each year and which are specific for the type of submission that is made, must be paid to the FDA at the time that the 510(k) or PMA is submitted.

A 510(k) pre-market notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that does not require pre-market approval. Class I devices and some Class II devices are exempt from the 510(k) pre-market notification requirement. In evaluating the 510(k), the FDA must determine that (1) the device (a) has the same intended use as the predicate device and (b) has the same technological characteristics as the predicate device; or that (2) the device (a) has the same intended use as the predicate device and (b) has different technological characteristics, but the information submitted contains information, including clinical or scientific data if deemed necessary by the FDA, that demonstrates (i) that the device is as safe and as effective as a legally marketed device and (ii) the device does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance. Under performance goals, FDA is to issue a decision letter within 90 days if it has no additional questions or send a first action letter requesting additional information within 75 days. The FDA may not meet the applicable performance goal review time. In addition, requests for additional data, including clinical information, will increase the time necessary to review the notice. If the FDA does not inform the manufacturer that a 510(k) is not required or agree that a new device is substantially equivalent to a predicate device, the new device will be classified in Class III, and the manufacturer must submit a PMA or, may, depending on the nature of the device, petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or II device. Modifications to 510(k)-cleared medical devices may or may not require the submission of another 510(k) or a PMA depending on whether the changes will affect the safety or effectiveness of the device. A 510(k) may take up to or longer than a year to obtain marketing clearance and there is no assurance that any submitted 510(k) will ever be cleared. Even if cleared, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold.

The PMA process is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by more detailed and comprehensive scientific evidence than a 510(k) notice, including clinical data to demonstrate the safety and efficacy of the device. If the device is determined to present a “significant risk,” the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA. Such clinical trials are also subject to the review, approval and oversight of an institutional review board at each institution at which the clinical trial will be performed. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA’s good clinical practice regulations. Upon completion of the clinical trials, and assuming that the results indicate that the product is safe and effective for its intended purpose, the manufacturer will then submit a PMA. The FDA has 45 days after a PMA is submitted to determine whether it is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to performance goal review times for PMAs and may issue a decision letter as a first action on a PMA within 180 days of filing, but if it has questions, it will likely issue a first major deficiency letter within 150 days. It may also refer the PMA to an FDA advisory committee for additional review, and will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSRs. While the FDA’s ability to meet its performance goal review times has generally improved during the past few years, it may not meet these goals in the future. A PMA can take several years to complete and there is no assurance that any submitted PMA will ever be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold. In addition, the FDA may request additional information or request the performance of additional clinical studies as a condition of approval or after the PMA is approved. Changes to the device may require the submission and approval of a supplemental PMA before the modified device may be sold.

Some reference clinical laboratories develop and validate tests and market testing services directly to customers. These tests are known as “home brew” tests. Home brew tests are not subject to pre-market review or approval by the FDA although the FDA regulates the sale of certain types of reagents, including our potential reagents, used by reference laboratories in their home brew tests. The FDA refers to these reagents as analyte specific reagents, or ASRs. ASRs are considered restricted devices by the FDA and may be sold only to (1) in vitro diagnostic manufacturers, (2) clinical laboratories qualified under the Clinical Laboratory Improvement Amendments of 1988 to perform high complexity testing and (3) organizations that use the reagents to make tests for purposes other than providing diagnostic information to patients and practitioners. The FDA imposes specific labeling requirements on ASRs including a prohibition against making analytical or clinical performance claims. A laboratory that develops an in-house test using the ASR must inform the ordering person that the performance characteristics were determined by the laboratory and that the test has not been cleared or approved by the FDA.

Therapeutic Products

In the U.S., the FDA regulates drugs and biologics under the Federal Food, Drug, and Cosmetic Act, and, in the case of biologics, also under the Public Health Service Act, and implementing regulations. The steps required before a drug or biologic may be marketed in the U.S. include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under the FDA’s current good laboratory practices;

•
submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin and must include independent Institutional Review Board, or IRB, approval at each clinical site before the trial is initiated;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication;

•	submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity or to meet standards designed to ensure the biologic’s continued safety, purity and potency; and

•	FDA review and approval of the NDA or BLA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND.

In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational product to human subjects under specific protocols and the supervision of qualified investigators. Each clinical protocol must be submitted to the FDA as part of the IND, and an IRB at each site where the study is conducted must also approve the study.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance and pharmacodynamics and, if possible, to gain an early indication of its effectiveness. Phase II trials usually involve controlled trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and evaluate the preliminary efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the chemistry, manufacture and control criteria of the product, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may refuse to accept and review insufficiently complete applications.

Before approving an NDA or BLA, the FDA will inspect the facility or the facilities at which the product is manufactured. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Post-Approval Requirements

After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA or BLA, PMA or cleared 510(k), the FDA may require post-marketing testing and surveillance to monitor the product’s safety or efficacy. In addition, holders of an approved NDA, BLA, or PMA or cleared 510(k) are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to QSRs or cGMPs after approval. The FDA periodically inspects manufacturing facilities to assess compliance with QSRs/cGMPs, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with QSRs/cGMPs and other aspects of regulatory compliance.

Discovery of problems with a product or failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include a clinical hold on or termination of studies, the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, restriction on marketing, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Foreign Regulation

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Scientific Advisors

We seek advice from our scientific advisory board, which consists of a number of leading scientists and physicians, on scientific and medical matters. Our scientific advisory board meets regularly to assess:

•	our research and development programs;

•	our patent and publication strategies;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our business.

The current members of our scientific advisory board are:

Name	Position/Institutional Affiliation

Prof. J. Aaron Ciechanover, M.D., D.Sc. Chairman
Prof. Ciechanover is a Nobel Prize laureate in Chemistry (2004) and a recipient of the prestigious Lasker Award (2000) for the discovery and recognition of the significance of the ubiquitin system of regulated protein degradation. Prof. Ciechanover is the Director of the Rappaport Family Institute for Research in the medical sciences and professor of biochemistry at the Technion - Israel Institute of Technology.

Prof. Zvi Bentwich, M.D., Deputy Chairman and Chief Scientist
Prof. Bentwich has served as our Chief Scientist since June 2002 and as Chairman and Deputy Chairman of our Scientific Advisory Board since 2003. He is a world-renowned authority in AIDS research and is considered one of the leaders and founders of the discipline of Clinical Immunology. Prof. Bentwich founded and headed Israel’s largest AIDS center. He is the author of more than 250 scientific publications and has been a member of leading editorial boards and professional bodies, including Chair of the Clinical Immunology Committee of the International Union of Immunological Societies, President of the Israeli Society of Clinical Immunology and Allergy and of the Israel Society of STD. He has been a professor of medicine at the Hebrew University since 1981, and a professor of virology and head of a new center for Infectious Diseases and AIDS at Ben-Gurion University of the Negev since 2004. Prof. Bentwich is the father of our founder, board member and Chief Architect, Dr. Isaac Bentwich.

Prof. Eithan Galun, M.D.
Prof. Galun is an associate professor of medicine at Hadassah-Hebrew University Medical Center. He is also Director of the Medical Center’s Goldyne Savad Gene Therapy Institute and Chairman of the Sam and Ellie Fishman Cathedra in Gene Therapy. Prof. Galun is the author of eight patents and is one of Israel’s leading researchers of liver diseases and gene therapy.

Name	Position/Institutional Affiliation

Prof. Robert Langer, Ph.D.
Prof. Langer is one of 14 Institute Professors at MIT. He is the author of more than 840 medical and scientific articles. He was a member of the Science Board at the FDA from 1995 to 2002 and served as the Chairman of the Science Board from 1999 to 2002. Prof. Langer has received more than 130 major awards in different areas of medical research and was the youngest person in history to be elected to all three U.S. National Academies. He has received honorary doctorates from several leading universities and has served on 15 boards of directors and 30 scientific advisory boards for leading pharmaceutical and biotechnology companies. Prof. Langer has over 500 issued or pending patents, some of which have been licensed to more than 100 companies.

Prof. Alexander Rich, M.D.
Prof. Rich is the William Thompson Sedgwick Professor of Biophysics at the Massachusetts Institute of Technology. Prof. Rich has been a leader in the field of RNA structure for five decades and has served on the boards of directors of several leading pharmaceutical and biotech companies, including Bristol-Myers Squibb and Alkermes, which he co-founded. He has also served on numerous journal editorial boards, and on scientific advisory boards of several leading biotech and pharmaceutical companies. Prof. Rich has authored over 500 publications in the fields of molecular biology, mechanism of protein synthesis, and the origin of life, among other topics. Prof. Rich was awarded the National Medal of Science by President Clinton and is a member of the National Academy of Sciences and the Institute of Medicine.

Prof. Eitan Rubinstein M.D.
Prof. Rubinstein is an internationally recognized expert in infectious diseases and is a Full Professor of Medicine at Tel Aviv University’s School of Medicine. He also serves on the Scientific Advisory Board of an $180 billion pharmaceutical company. Prof. Rubinstein served as the head of the Infectious Diseases Unit at Sheba Medical Center, Tel Aviv University School of Medicine, from 1974 to 2002. From 1996 to 1998, Prof. Rubinstein was President of the International Society of Endocarditis and Endovascular Infections, and served as the Secretary General of the International Society for Chemotherapy. He is the author of more than 250 scientific articles, textbook chapters, and monographs.

Prof. Michael Sela, Ph.D.
Prof. Sela, an Israel Prize laureate, was the President of the Weizmann Institute of Science from 1975 to 1985 and has served as Deputy Chairman of the Board of Governors of the Weizmann Institute since 1985. Prof. Sela is a member of Teva Pharmaceuticals’ board of directors and led the development efforts for Copaxone, Teva’s multiple sclerosis drug. He is a professor of immunology at the Weizmann Institute of Science and is the author of 19 patents. He has published more than 450 articles in leading scientific journals including abstracts and book reviews.

C. ORGANIZATIONAL STRUCTURE

Rosetta Genomics Ltd. is organized under the laws of the State of Israel and has a wholly owned subsidiary, Rosetta Genomics Inc. a Delaware corporation.

D. PROPERTY, PLANTS AND EQUIPMENT

We currently rent approximately 11,550 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires on December 31, 2008. Our wholly owned subsidiary, Rosetta Genomics Inc., rents 1,100 square feet of office and laboratory space in North Brunswick, New Jersey, under a lease that expires in April 2008, with renewal options for an additional 36 months. We believe that we will require additional space as our business grows, but expect that alternate facilities will be available on reasonable terms as and when needed.

ITEM 4.A UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are seeking to develop and commercialize novel diagnostic and therapeutic products based on a recently discovered group of genes known as microRNAs.  We believe we are the first commercial enterprise to focus on the emerging microRNA field, and as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based products.  In order to discover and validate microRNAs, we developed a discovery process that integrates proprietary computer-based algorithms and customized biological techniques.  To date, we have filed patent applications with claims potentially covering approximately 350 biologically validated human microRNAs and 48 biologically validated viral microRNAs, which constitute more than half of all biologically validated human and viral microRNAs of which we are aware. To access the resources and expertise necessary to successfully develop microRNA-based products, we have entered into strategic collaborations and license agreements with leading pharmaceutical, biotechnology and diagnostic companies, as well as academic and medical institutions.  Using our collaborative relationships, intellectual property and expertise in the field of microRNAs, we have initiated multiple programs to develop microRNA-based diagnostic and therapeutic products for various cancers and infectious diseases.

Since our inception in March 2000, we have generated significant losses. As of December 31, 2006, we had an accumulated deficit of $20.8 million. We have funded our operations to date primarily through proceeds received from the sale of equity securities to investors in the aggregate amount of approximately $60.7 million, including $30.2 million in gross proceeds from the sale of an aggregate of 4,312,500 ordinary shares at $7.00 per share in our initial public offering in March 2007. Net proceeds from the initial public offering after deducting underwriters’ discounts and expenses were approximately $26 million. We are a development stage company and, as such, have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and raising capital. We have not achieved profitability and we expect to incur significant additional losses over the next several years. We expect our net losses to increase primarily due to research and development activities relating to our internal product development, collaborations, business development and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Our sources of potential funding for the next several years are expected to include proceeds from this offering and possibly additional equity and debt financings, royalties, license and other fees, funded research and development payments, and milestone payments under existing and future collaborative arrangements.

Research and development expenses represented 59%, 61% and 68% of our total operating expenses for the years ended December 31, 2006 , 2005 and 2004, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $4.8 million in research and development expenses for the year ended December 31, 2006 included payroll and related expenses, research materials and related expenses, costs associated with license fees and intellectual property-related costs.

Financial Operations Overview

Revenues

We intend to employ a strategy to develop and commercialize (1) diagnostic products and (2) therapeutic products. To date, we have not generated any revenues from diagnostic or therapeutic product sales, and we do not expect to generate any such revenues in the near future. In addition, in April 2005, we entered into a license agreement with Ambion for use of our microRNAs in commercializing a variety of research products. We are entitled to receive royalties under this agreement. Royalties under this agreement are fully chargeable against the non - refundable upfront payment we received from Ambion in 2005. Ambion incorporated our microRNAs into its line of research kits in the fourth quarter of 2005. To date we have not recognized any revenues from royalties on the sale of research products and services using our microRNAs.

Research and Development Expenses

We expense research and development costs as incurred. Our research and development expenses currently include costs of salaries and related expenses, activities related to intellectual property, tissue samples and other research materials, supplies, equipment depreciation, outsourced clinical and other research activities, consultants, utilities, administrative expenses and an allocation of corporate costs. We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect that the number of such studies will increase in 2007. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expanse as incurred. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We expect to continue to devote substantial resources to research and development, and as a result, we expect such expenses to increase substantially in the future.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses, and expenses related to travel, legal and general business development activities. As we continue to explore new collaborations to develop and commercialize diagnostic and therapeutic products based on microRNAs, we anticipate that these expenses will increase.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional fees and expenses related to general corporate activities. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations (both in Israel and in the U.S.), an increase in legal and other professional fees in connection with general corporate matters and additional costs associated with our operation as a public company.

Financial Expenses (Income)

Financial expenses consist of interest and fees payable on outstanding loans from banks, expenses related to the issuance of and amortization of discount on convertible loans, expenses related to the issuance of warrants and losses on marketable securities. Financial income includes interest income, which is interest earned on deposits we maintain with banks and realized gains on marketable securities. In addition, financial expenses and income include expenses and income related to the impact of fluctuations in the exchange rate between the New Israel Shekel, or NIS, and the U.S. dollar.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition and the fair value of our ordinary shares, particularly as it relates to stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a material impact on our reported results.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be the most critical in understanding our consolidated financial statements and the assumptions management used.

Revenue Recognition

We will recognize revenues, if any, from product sales in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104. SAB 104 requires recognition of revenues from product sales that require no continuing performance on our part if four basic criteria have been met:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred and title has passed to our customer;

•	the fee is fixed and determinable and no further obligation exists; and

•	collectibility is reasonably assured.

To the extent entitlements to future products are included in a multi-element arrangement, revenue is recognized upon delivery, provided fair value for the elements exists. In multi-element arrangements that include entitlement to a future product, if fair value does not exist for all undelivered elements, revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established according to Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21.

We have entered into collaboration and license agreements with a number of parties and expect to enter into additional such agreements. The terms of such agreements may include payment of non-refundable upfront fees, development milestone payments, funding of research and development efforts, and payments based on product sales. Royalties under our collaboration and license agreements will be recognized when earned and we receive written confirmation from the licensee of sales subject to royalties and no future obligation exists. Non-refundable advancements of royalties, which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

As of December 31, 2006, we had not recorded any revenues.

Accounting for Stock-Based Compensation and Fair Value of Our Ordinary Shares

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

We adopted SFAS 123(R) using the prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. As such, we continue to apply APB 25 in future periods to equity grants outstanding at the date of the SFAS 123 adoption. All share-based payments granted subsequent to January 1, 2006 are based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

We recognize compensation expenses for the value of awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, our net loss for the year ended December 31, 2006, is $407,000 higher than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006 were $0.16 higher, than if we had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, we applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The fair value of our ordinary shares was determined by our board of directors on each grant date based on consideration of relevant factors, including the consideration paid for our preferred shares and convertible loans, the superior rights and preferences of securities senior to our ordinary shares at the time of each grant, our operating and financial performance and the market trends of comparable public companies. At the time of such grants, we determined that a contemporaneous valuation by an unrelated valuation specialist was neither practical nor necessary.

As part of our preparation for our initial public offering, and in accordance with the valuation approaches set forth in the American Institute of Certified Public Accountants, or AICPA, Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors reassessed, retrospectively, the fair value of our ordinary shares at key points in time in 2004, 2005 and 2006. In reassessing the fair value of our ordinary shares, we considered numerous objective and subjective factors, including:

•	a third-party independent valuation;

•	the pricing of private sales of our preferred shares;

•	the comparative rights and preferences of our ordinary shares and our preferred shares;

•	the progression of our microRNA research and discovery and product development efforts;

•	significant changes, events and milestones in our business development, including the entry into significant license agreements and collaboration arrangements; and

•	the likelihood of an initial public offering.

The retrospective analysis utilized the following methods outlined in the AICPA Practice Aid:

•
Option Pricing Model. Because the proceeds of any liquidation event are to be divided among the holders of our preferred shares prior to the holders of our ordinary shares, we determined that the ordinary shares have the nature of a stock option, which has a positive value only when our liquidation value exceeds the liquidation preference of our preferred shares. Accordingly, an option pricing model was used to estimate the value of our ordinary shares as the net value of a series of call options representing the present value of the expected future returns to our ordinary shares at various times.

•
Probability Weighted Expected Return Method. We also utilized a probability weighted expected return method to estimate the value of our ordinary shares based upon an analysis of the future enterprise value of the company assuming various future outcomes, such as a liquidation event or an initial public offering, and taking into account recent significant events or milestones we achieved.

A retrospective valuation of our ordinary shares was determined as of December 31, 2004, December 31, 2005 and March 31, 2006. As of December 31, 2004, there was no likelihood of an initial public offering, and accordingly, our valuation analysis included only a liquidation scenario. Based on the foregoing, we determined that the fair value of our ordinary shares as of December 31, 2004 was $1.95 per share. Between December 31, 2004 and December 31, 2005, the following factors contributed to an increase in the valuation of our ordinary shares:

•
the progression of our research and discovery efforts, including an in vitro demonstration in July 2005 that silencing a Rosetta microRNA decreased the growth rate of prostate cancer cells and the completion of sequencing of approximately 200 novel microRNAs and the biological validation of more than 120 Rosetta microRNAs;

•	our entry into our first significant collaboration agreement in April 2005, the license agreement with Ambion for use of our microRNAs in commercializing a variety of research products; and

•	an increased likelihood of an initial public offering.

Because there was an increased likelihood of an initial public offering as of December 31, 2005, the valuation analysis as of such date included both a liquidation scenario and an initial public offering scenario. Based on the foregoing, we determined the fair value of the ordinary shares to be $4.253 as of December 31, 2005. Between December 31, 2005 and March 31, 2006, the following factors contributed to an increase in the valuation of our ordinary shares:

•
the progression of our research and discovery efforts, including progress in the development of microRNA profiling technology for identifying microRNA biomarkers for diagnostic and therapeutic development and progress in sequencing and biologically validating additional novel microRNAs;

•	our entry into a collaboration and license agreement in January 2006 with Ambion Diagnostics (now Asuragen) to co-develop diagnostic products for prostate cancer;

•	our entry into a collaboration license agreement in January 2006 with Isis Pharmaceuticals to co-develop therapeutics for liver cancer; and

•	a further increase in the likelihood of an initial public offering.

The valuation analysis of our ordinary shares as of March 31, 2006 also included both a liquidation scenario and an initial public offering scenario, with an increased likelihood of an initial public offering as compared to the valuation analysis as of December 31, 2005. Based on the foregoing, we determined the fair value of the ordinary shares to be $5.284 as of March 31, 2006.

The most significant factor contributing to the increased value of our ordinary shares between December 31, 2004 and December 31, 2005 was our entry into the license agreement in April 2005 with Ambion for use of our microRNAs in commercializing a variety of research products. Accordingly, we determined that the value of the ordinary shares as of December 31, 2004, determined as set forth above, was appropriate through the first quarter of 2005, and the fair value of the ordinary shares underlying options granted to employees during this time period was deemed to be $1.95 per share. The value of our ordinary shares after this time period and through January 1, 2006 was determined to be $4.253 per share, the fair value as of December 31, 2005 determined as set forth above, and, accordingly, the fair value of the ordinary shares underlying options granted to employees during this time period was deemed to be $4.253 per share.

The most significant factors contributing to the increased value of our ordinary shares between January 1, 2006 and March 31, 2006 were our entry into a collaboration and license agreement with Ambion Diagnostics (now Asuragen) to co-develop diagnostic products for prostate cancer in January 2006 and our entry into a collaboration license agreement with Isis Pharmaceuticals to co-develop therapeutics for liver cancer in January 2006. Accordingly, the value of our ordinary shares after January 1, 2006 through March 31, 2006 was determined to be $5.284 per share, the fair value determined as of March 31, 2006 as set forth above, and the fair value of the ordinary shares underlying options granted to employees during this time period was deemed to be $5.284 per share. Because there were no significant events or milestones in April 2006, we also determined that the value of the ordinary shares as of March 31, 2006, determined as set forth above, was appropriate through April 2006, and the fair value of the ordinary shares underlying options granted to employees in April 2006 was deemed to be $5.284 per share.

Between May 1, 2006 and June 30, 2006, the following factors contributed to an increase in the valuation of our ordinary shares:

•
the progression of our research and discovery efforts, including completion of the development of microRNA profiling technology for identifying microRNA biomarkers, progress in sequencing and biologically validating additional novel microRNAs and identification of microRNA signatures differentiating between cancerous and healthy tissue samples in lung, prostate, colon and bladder cancers;

•
our entry into an agreement in May 2006 with Hadasit Medical Research Services and Development Ltd., a subsidiary of Hadassah Medical Organization, to collaborate on research on the suppression of HCV using microRNAs;

•	our entry into a collaboration and license agreement in May 2006 with U.S. Genomics for the development of a non-invasive microRNA-based early detection test for lung cancer;

•	our entry into a license agreement in May 2006 with The Rockefeller University to use its microRNAs for diagnostic applications;

•	our entry into a research collaboration in May 2006 with Tel Hashomer Medical Research Infrastructure and Services, Ltd.;

•	our entry into an agreement in June 2006 with Hadasit Medical Research Services and Development Ltd. to collaborate on research in the field of microRNAs;

•	our entry into a license agreement in June 2006 with Max Planck Innovation GmbH, the technology transfer agency of the Max Planck Society, to use its microRNAs for diagnostic applications;

•
the approval in June 2006 of a grant from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD Foundation, relating to our joint liver cancer research project with Isis Pharmaceuticals; and

•	a further increase in the likelihood of an initial public offering.

Using the same factors set forth above, including a third-party independent valuation, we also contemporaneously determined the fair value of our ordinary shares as of June 30, 2006 and through July 2006 to be $6.59 per share.

For options granted subsequent to July 31, 2006, we valued the underlying ordinary shares using the probability weighted expected return method with a decrease in the expected pre-money valuation of the initial public offering as of the date of each such grant, based on our inability to consummate our initial public offering in September 2006. Accordingly, we determined the fair value of the ordinary shares underlying the options granted in August 2006 and September 2006 to be $5.68 per share.

In March 2007, we consummated an initial public offering of 4,312,500 of our ordinary shares on The Nasdaq Global Market at a public offering price of $7.00 per share.

The following summarizes information regarding the options granted by us to employees from January 1, 2005 through December 31, 2006:

Date of Grant	Number of Options	Exercise Price	Fair Value

February 2005	10,673	$4.700	$1.950
June 2005	7,667	—	4.253
June 2005	3,465	4.700	4.253
August 2005	6,278	4.700	4.253
October 2005	45,274	4.700	4.253
January 1, 2006	34,922	3.500	4.253
March 2006	7,936	3.500	5.284
April 2006	67,555	3.500	5.284
July 2006	217,857	3.500	6.59
July 2006	71,864	6.140	6.59
August 2006	197,146	6.590	5.68
September 2006	57,101	5.68	5.68

In connection with options granted to non-employees for services during the years ended December 31, 2004, 2005 and 2006 and our determination of the fair value of our ordinary shares, we have recorded stock-based compensation expense of approximately $28,000, $124,000 and $130,000, respectively, which represents the fair value of non-employee grants. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2004, 2005 and 2006 may not be indicative of future compensation charges.

We have also recorded compensation related to restricted share awards that were issued to several directors in 2004. The compensation will be recorded as an expense over the vesting period of the underlying restricted shares. We recorded non-cash stock-based compensation expense $24,000, $37,000 and $49,000 during the years ended December 31, 2004, 2005 and 2006, respectively.

Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 did not have any significant impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on our consolidated financial statements.

A. OPERATING RESULTS

Years Ended December 31, 2006 and 2005

Revenues. As of December 31, 2006, we had not recognized any revenues

Research and development expense, net Research and development expenses were $4.8 million for the year ended December 31, 2006, including $247,000 of non-cash stock-based compensation, as compared to $3.2 million for the year ended December 31, 2005, which included $73,000 amortization of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2006 increased as we made progress with our proprietary pipeline, primarily our CUP program, as well as due to an increase in expenses relating to our intellectual property and costs associated with license fees as well as research and development costs related to our wholly owned U.S. subsidiary.

Marketing and business development expenses. Marketing and business development expenses were $1.5 million for the year ended December 31, 2006, including $49,000 of non-cash stock-based compensation, as compared to $865,000 for the year ended December 31, 2005. Marketing and business development expenses included no amortization of non-cash deferred stock-based compensation in 2005. This increase resulted primarily from an increase in salaries and related expenses from the addition of business development and marketing personnel to support our alliances and expanding research and development collaborations.

General and administrative expenses General and administrative expenses were $1.9 million for the year ended December 31, 2006, including $696,000 of non-cash stock-based compensation, as compared to $1.1 million for the year ended December 31, 2005, which included $175,000 amortization of non-cash deferred stock-based compensation. This increase resulted primarily from an increase in salaries and related expenses from the addition of key members to our management team, including several senior managers in finance and accounting.

Financial expenses (income), net. Net financial income was $538,000 for the year ended December 31, 2006, as compared to net financial expenses of $660,000 for the year ended December 31, 2005. Financial income in 2006 was derived primarily from interest income on bank deposits. Financial expenses in 2005 included issuance costs and amortization of discount related to a convertible loan and compensation expenses related to warrants granted under a finder’s fee agreement, which were offset in part by interest income.

Years Ended December 31, 2005 and 2004

Revenues. As of December 31, 2005, we had not recognized any revenues. In 2005, we received $228,000 as an advance of future royalty payments in connection with a license agreement. Revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established.

Research and development expenses. Research and development expenses were $3.2 million in 2005, including $73,000 amortization of non-cash deferred stock-based compensation, as compared to $2.0 million in 2004, which included $85,000 amortization of non-cash deferred stock-based compensation This increase resulted from the addition of research and development related employees and an increase in expenses related to building and maintaining our intellectual property position.

Marketing and business development expenses. Marketing and business development expenses were $865,000 in 2005, compared to $431,000 in 2004. Marketing and business development expenses included no amortization of non-cash deferred stock-based compensation in 2005 or 2004. This increase resulted from an increase in legal fees related to the negotiation and execution of a number of collaboration agreements, the hiring of additional staff and the formation of our new subsidiary in the U.S. Marketing and business development-related activities were commenced in 2004.

General and administrative expenses. General and administrative expenses were $1.1 million in 2005, including $175,000 amortization of non-cash deferred stock-based compensation, as compared to $512,000 in 2004, which included $34,000 amortization of non-cash deferred stock-based compensation. This increase resulted from the addition of key members to our management team, including several senior managers in finance and accounting, and an increase in human resource advisory services and related professional fees.

Financial expenses (income), net. Net financial expenses were $660,000 in 2005, compared to net financial income of $2,000 in 2004. In 2005, financial expenses included issuance costs and amortization of discount related to a convertible loan and compensation expenses related to warrants granted under a finder fee agreement, offset in part by interest income on short term deposits.

B. LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2006, we had an accumulated deficit of $20.8 million. We have funded our operations primarily through the proceeds from the sales of our equity securities. Through December 31, 2006 we had received aggregate gross proceeds of approximately $30.5 million from the sale of equity securities, including $14.0 million from our sale of 1,822,422 series C preferred shares in a private placement in April 2006. As of December 31, 2006, we had cash, cash equivalents, short term bank deposit and marketable securities of $10.8 million, compared to $4.9 million as of December 31, 2005. This increase was primarily due to net proceeds of $13.8 million from our series C preferred share financing in April 2006.

In March 2007, we completed an initial public offering of an aggregate of 4,312,500 of our ordinary shares at $7.00 per share resulting in gross proceeds of approximately $30.2 million. Net proceeds from the initial public offering after deducting underwriters’ discounts and expenses were approximately $26 million.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities was $6.4 million in 2006, compared to $4.2 million in 2005 and $1.2 million in 2004. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. The increase in the cash used for operating activities between the years was primarily the result of an increase in research and development activities and the hiring of certain senior managers, offset in part by an increase in net working capital.

Net cash used in investing activities. Net cash used in investing activities was $5.6 million in 2006, compared to $155,000 in 2005 and $144,000 in 2004. Net cash used in investing activities in 2006 consisted primarily of investment of our cash in short terms bank deposits and marketable securities and the purchase of property and equipment. Net cash used in investing activities in 2005 and 2004 consisted of net purchase of property and equipment.

Net cash provided by financing activities. Net cash provided by financing activities was $12.3 million in 2006, compared to $7.7 million in 2005 and $1.8 million in 2004. The principal source of net cash provided by financing activities in 2006, 2005 and 2004 were net proceeds from the sale and issuance of equity securities, proceeds from the issuance of convertible loan and proceeds from the exercise of warrants.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, as described above, we expect to incur increasing research and development expenses, marketing and business development expenses and general and administrative expenses in the future as we expand our operations and product development efforts and begin operations as a public company. We believe that our existing cash and cash equivalents, including the net proceeds from our initial public offering in March 2007, and funding we expect to receive under our current collaboration and license agreements will be sufficient to fund our operations for at least the next two years. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

•	progress in our research and development programs;

•	the resources, time and costs required to initiate and complete development and any required preclinical studies and clinical trials, and obtain regulatory approvals for our product candidates;

•	the timing, receipt, and amount of milestone, royalty and other payments from present and future collaborators, if any;

•	costs necessary to protect our intellectual property; and

•	the timing, receipt and amount of sales, if any, by us of any approved products.

We anticipate that we will require substantial additional funding and expect to augment our cash balance through financing transactions, including the issuance of debt or equity securities and further strategic collaborations. No arrangements have been entered into for any future financing, and there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate certain research and development programs;

•
obtain funds through arrangements with collaborators or others on terms unfavorable to us or that may require us to relinquish rights to certain technologies or product candidates that we might otherwise seek to develop or commercialize independently; or

•	pursue merger or acquisition strategies.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $2.0 million, $3.2 million and $4.8 million, in the years ended December 31, 2004, 2005 and 2006, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D. TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2006. Operating lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles. Other long-term obligations consist of cash obligations under various license agreements.

	Total	2007	2008	2009	2010	2011	Thereafter
	(In thousands)
Operating lease obligations	$465	$248	$206	$11	$—	$—	$—
Other long-term obligations	$613	$151	$89	$88	$116	$169	$—	*

*
Under our license agreements as of December 31, 2006, we are obligated to pay an aggregate amount of approximately $169,000 annually after 2011. Each of these agreements terminate upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2011 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See "Item 4. Information on the Company" for more information on our contractual obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Amir Avniel	34	Chief Executive Officer and President
Michael French	47	President, Rosetta Genomics, Inc.
Tamir Kazaz, CPA	36	Chief Financial Officer
Ranit Aharonov, Ph.D.	37	Executive Vice President, IP and Computational Biology
Dalia Cohen, Ph.D.	55	Executive Vice President, Global Head of Research and Development
Ayelet Chajut, Ph.D.	44	Vice President, Genomics
Yoav Chelouche(2)(3)	53	Chairman of the Board
Isaac Bentwich, M.D.	45	Director and Chief Architect
Nathan Hod	61	Director
Prof. Moshe Many, M.D.(1)	78	Director
Simcha Sadan, Ph.D.	66	Director
Joshua Rosensweig.	54	Director
Gerald Dogon(1)(2)(3)(4)	67	Director
Tali Yaron-Eldar(1)(4)	43	Director

(1)	Member of our Audit Committee

(2)	Member of our Compensation Committee

(3)	Member of our Nominating and Corporate Governance Committee

(4)	External director

Amir Avniel has served as our Chief Executive Officer since April 2006 and as President since May 2005. Mr. Avniel joined us in May 2001 and previously held other senior management positions, including Chief Technology Officer and Chief Operating Officer. Mr. Avniel is responsible for the overall planning and execution of our operations, business development, technology and research and development efforts. He also coordinates the development of agreements and collaborations between us and other industry leaders. He has been named co-author of 20 patent applications. Mr. Avniel studied computer science at the Academic College of Tel Aviv - Jaffa, Israel. Prior to his academic studies, he served as an officer in the Israel Defense Force, where he was awarded four commendations for excellence.

Michael French joined us as President of Rosetta Genomics, Inc. in May 2007. Prior to joining us, Mr. French held executive positions in several biotechnology and pharmaceutical companies. From July 2005 to January 2007, Mr. French served as Senior Vice President, Corporate Development at Sirna Therapeutics, Inc., where he directed the business development, strategic alliances, account management, business intelligence, and corporate communications activities for the company. Prior to joining Sirna, from January 2004 to July 2005, Mr. French served as Chief Business Officer at Entelos Inc., a  biopharmaceutical  company that develops simulations of human biology that increase the efficiency of the drug discovery, development, and commercialization process for pharmaceutical companies. From January 2002 to December 2003, Mr. French served as Senior Vice Pesident, Business Development at Entelos, and From September 2000 to December 2001, Mr. French served as Vice President Stratergic Alliances at Entelos. From 1998 to 2000, Mr. French served as executive Vice President at Biagini Pharmaceuticals. From 1996 to 1998, Mr. French was Senior Vice President at Health IQ, a business intelligence company. Between 1994 and 1996, Mr. French headed, and was President of J.M French and Associates, a business intelligence company. From 1990 to 1994, Mr. French served as a Senior Project Engineer and a Senior Product Manager at Bayer Pharmaceuticals. From 1981 to 1991, Mr. French served in the Medical Service Corps of the U.S Army. Mr. French holds a B.S. in aerospace engineering from The U.S. Military Academy at West Point and an M.S. in physiology and biophysics from Georgetown University.

Tamir Kazaz has served as our Chief Financial Officer since November 2005. Prior to joining us, from November 1999 to October 2005 Mr. Kazaz served in a number of key positions at Disc-o-Tech Medical Technologies Ltd., a medical device company, including Chief Financial Officer from November 1999 to May 2002. From May 2002 to October 2005, Mr. Kazaz served as General Manager of Disc Orthopedic Technologies, Inc, a wholly owned U.S. subsidiary of Disc-o-Tech Medical Technologies Ltd. where he managed the strategic planning, financial and marketing affairs in North America. From 1996 to October 1999, he worked for KPMG Israel. Mr. Kazaz has a bachelor’s degree in business from The College of Management, Tel Aviv and is a Certified Public Accountant. Mr. Kazaz has also been an adjunct lecturer of the Faculty of Management in Tel Aviv University for four years.

Ranit Aharonov, Ph.D. has served as our Executive Vice President of IP and Computational Biology since October 2006. Dr. Aharonov joined us in March 2003 and previously held other positions, including Vice President of Research and Product Strategy, Vice President, Research and Director, Algorithms. Prior to joining us, from October 1998 until September 2002, Dr. Aharonov taught Neural Computation-related courses at the Hebrew University of Jerusalem. She is the author of seven papers published in peer reviewed journals and the co-author of 18 patent applications, and is an adjunct lecturer in Neural Network Theory and Applications at the Brain Science Institute of Bar-Ilan University. Dr. Aharonov earned her Ph.D. in Neural Computation from the Hebrew University in Jerusalem.

Dalia Cohen, Ph.D. has served as our Executive Vice President, Global Head of Research and Development since August 2006. Prior to joining us, Dr. Cohen served in several executive positions at Novartis. From May 2005 to June 2006, Dr. Cohen served as Vice President and Global Head for Strategic and Enabling Technologies and Molecular Medicine, at the Novartis Institute for Biomedical Research. From October 1998 to April 2005, Dr. Cohen established and served as Vice President and Global Head of the Functional Genomics Department at the Novartis Institute for Biomedical Research. From 1997 to 1998, Dr. Cohen served as Executive Director and Senior Expert of Molecular and Cellular Biology at Novartis Pharma Research. From 1992 to 1996, Dr. Cohen was a Research Fellow in the Oncology Department at Sandoz Pharmaceutical Corporation, and from 1986 to 1992, Dr. Cohen was a Research Associate in the Department of Molecular Pharmacology at the Albert Einstein College of Medicine. In addition, Dr. Cohen is an Adjunct Professor at the University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School. Dr. Cohen received her Ph.D. in Cell Biology from the Faculty of Medicine at Technion, Israel Institution of Technology and has published more than 70 scientific articles.

Ayelet Chajut, Ph.D. has served as our Vice President of Diagnostics since June 2006. Prior to joining us, from February 1999 until April 2005, Dr. Chajut held different positions at Quark Biotech, Inc., from March 2003 until May 2005 Dr. Chajut was the Vice President of Research at Quark Biotech, Inc. Dr. Chajut continued to serve as a general consultant to Quark Biotech, Inc. from May 2005 until December 2005. From May 2005 until April 2006 Dr. Chajut was the Director of Research and Development at Quantomix. She is the author of ten papers published in peer reviewed journals and the co-author of 4 patent applications. Dr. Chajut earned her Ph.D. in Molecular Biology of Lenti-viruses from the Department of Human Microbiology, Tel-Aviv University and did her Post Doctoral studies during 1994-1997 in the Department of Cell Research and Immunology, Faculty of Life Sciences, Tel-Aviv University.

Yoav Chelouche has served as Chairman of our board of directors since April 2006, and as a member of our board of directors since 2003. Mr. Chelouche has over 20 years of experience in leadership and management within the high technology sector. Since 2001, Mr. Chelouche has been a managing partner of Aviv Venture, an Israel-based technology venture capital fund. From 1995 to 2001, he served as President and Chief Executive Officer of Scitex Corp., a leader in digital imaging and printing systems. From 1980 to 1995, he held several management positions at Scitex, including Vice President, Strategy and Business Development, Vice President Marketing and Vice President, Finance - Europe. Mr. Chelouche holds an MBA from INSEAD, Fontainebleau, France and a B.A. in Economics and Statistics from Tel Aviv University, Israel.

Isaac Bentwich, M.D., our founder and Chief Architect, has been a member of our board of directors since our inception in 2000. He also served as our Chief Executive Officer from inception to May 2005, and as the Chairman of our board of directors from inception to April 2006. Dr. Bentwich is a physician by training and an entrepreneur. Prior to founding Rosetta Genomics, Dr. Bentwich was Executive Vice President of Physician’s Solutions at HBOC, now a part of McKesson Corporation, a healthcare services company. Dr. Bentwich joined HBOC in 1995, when it acquired Pegasus Medical Ltd., an Israeli medical-informatics company he founded and led. He is the co-author of 45 patent applications. Dr. Bentwich holds an M.D. from Ben-Gurion University of the Negev.

Nathan Hod has served as a member of our board of directors since April 2006. Mr. Hod co-founded Nogatech Inc., a provider of computer chips that compress video images, in 1993. He served as Chairman and Chief Executive Officer until the company was sold to Zoran Inc. in 2000. In 1987, Mr. Hod also co-founded and served as Chairman and CEO of DSPC Inc., a provider of chip-sets to the wireless industry, that was sold to Intel Corporation in 1999. Prior to founding DSPC, Mr. Hod served in several executive positions in Scitex Corporation Ltd., the last of which was General Manager of Scitex Japan & Pacific. Mr. Hod holds an MS in Management Sciences from the University of Massachusetts, Amherst.

Prof. Moshe Many, M.D., Ph.D. has served as a member of our board of directors since December 2003. A surgeon by training, Prof. Many has served as Chairman of the Research and Development Committee of Teva Pharmaceutical’s board of directors since 1991. He formerly served as Chairman of Surgery and Chief of Urology at the Sheba Medical Center, after which he was appointed to serve as President of Tel Aviv University from 1983 through 1991. He now serves as President of Ashkelon Academic College. Prof. Many holds an M.D. from the Geneva University, and a Ph.D. from Tufts University.

Simcha Sadan, Ph.D has served as a member of our board of directors since December 2006. Dr. Sadan has been serving as the Chairman of the Board of Club Hotel Europe Ltd. and of Premier Club Ltd. Dr. Sadan has also served as an alternate director at several public companies, such as, Shaniv Household Paper Industry Limited, Haribua Hakachol, Telkoor Telecom Ltd. and others. Dr. Sadan also held different executive and consultancy positions and was also a member of governmental and professional committees. Dr. Sadan had been a member of the Faculty of Management at Tel Aviv University. Dr. Sadan holds a Ph.D. in Business Administration from the University of California, Berkeley, M.B.A. majoring in accounting and finance and B.A in Economics and Statistics from the Hebrew University and an L.L.B. from the Faculty of Law at Tel-Aviv University.

Joshua Rosensweig has served as a member of our board of directors since May 2004. From September 2003 to September 2006, Dr. Rosensweig served as the Chairman of the board of directors of the First International Bank of Israel. Since 2003, he has also served as member of the board of directors of Plastro Irrigation Systems Ltd. From 1998 to July 2005, Dr. Rosensweig was a senior partner at Gornitzky and Co., a law firm where he specialized in international transactions and taxation, and where he now serves as of counsel. Dr. Rosensweig lectured at Bar-Ilan University, Law School from 1980 to 1995 and at Tel Aviv University, School of Business from 1983 to 1995. Dr. Rosensweig received his J.S.D. (International Taxation), and LL.M. (Taxation) from New York University Law School.

Gerald Dogon has served as a member of our board of directors since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and from November 1997 until December 1999, he served as a director of DSPC Inc. Mr. Gerald holds a B.A. in Economics from the University of Cape Town.

Tali Yaron-Eldar has served as a member of our board of directors since February 2007. Since January 2004, Ms. Yaron-Eldar has served as the Chief Executive Officer of Arazim Investment Company. In addition, since March 2007, she has been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, Ms. Yaron-Eldar was a partner with the law firm Cohen, Yaron-Eldar & Co. Ms. Yaron-Eldar, has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an MBA specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association

B.	COMPENSATION

The aggregate direct compensation we paid to our executive officers as a group (five persons) for the year ended December 31, 2006 was approximately $726,000 of which approximately $51,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. A one-time bonus of $100,000 was paid to Dr. Isaac Bentwich, our Chief Architect and a member of our board of directors upon completion of our initial public offering in March 2007. We also paid one-time bonuses to three of our executive officers in the aggregate amount of $190,000 upon completion of our initial public offering.

We paid no direct compensation to our directors other than our Chairman, Yoav Chelouche, for their services as directors for the year ended December 31, 2006. We paid $70,000 to Mr. Chelouche in 2006 for services rendered commencing February 1, 2006 as the Chairman of our board of directors. We have entered into an agreement with Yoav Chelouche to serve as Chairman of our board of directors. Under this agreement, Mr. Chelouche receives a monthly retainer fee of $7,000, as well as options to purchase our ordinary shares. Each of our non-executive directors, other than Mr. Chelouche, receives an annual fee of $10,000, and upon appointment, new directors will be granted options to purchase 12,682 of our ordinary shares under our 2006 Global Share Incentive Plan. An additional annual fee of $10,000 is paid to each non-executive director for serving on one of our committees.

As of March 31, 2007, there were outstanding options to purchase 626,530 ordinary shares that were granted to twelve of our directors and officers, at a weighted average exercise price of $3.54 per share. We are also obligated to issue to two of our officers options to purchase a total of 66,533 ordinary shares at a weighted average exercise price of $4.40 per share. In May 2004, we issued 28,457 restricted ordinary shares to two of our current directors to be held by a trustee. The restrictions on these shares lapse in equal monthly amounts over a 36-month period for each month in which the director serves on the board.

C.	BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as independent directors, the audit committee and the internal auditor. These matters are in addition to the requirements of The Nasdaq Global Market and other relevant provisions of U.S. securities laws. Under The Nasdaq Global Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Global Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, Nasdaq Global Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our audit committee and our other committees. In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), we are required to appoint at least two external directors, and this appointment must be confirmed by our shareholders no later than three months after the closing of our initial public offering. We have appointed Gerald Gogon and Tali Yaron-Eldar as our external directors, each of whom are also independent under the rules of The Nasdaq Global Market. The appointment of Mr. Dogon and Ms. Yaron-Eldar must be confirmed by our shareholders at the upcoming extraordinary general meeting scheduled to be held on May 30, 2007

Board of Directors

Our board of directors currently consists of eight directors, including our Chief Architect and the two external directors. Certain of our current directors were appointed by certain of our shareholders or by our founding shareholders pursuant to board appointment rights granted to such shareholders in connection with their purchase of our shares. These rights terminated after the initial public offering, and now on, our directors, apart from the external directors, will be elected by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. Our articles of association provide that we may have no less than two and up to 11 directors.

Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires or until his or her successor shall be elected and qualified. The approval of at least 75% of the voting rights represented at a general meeting is generally required to remove any of our directors from office. A simple majority of our shareholders at a general meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on the board of directors, other than vacancies created by an external director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed will hold office until the next general meeting of our shareholders. See “— External Directors” below for a description of the procedure for election of external directors.

In accordance with our amended and restated articles of association, our board of directors, apart from our external directors, are divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I director is Nathan Hod, and his term expires at the annual general meeting of shareholders to be held in 2008;

•	the Class II directors are Dr. Simcha Sadan, Yoav Chelouche and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2009; and

•	the Class III directors are Prof. Moshe Many and Dr. Isaac Bentwich, and their terms expire at the annual general meeting of shareholders to be held in 2010.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the approval of a majority of the other directors in a written resolution or at the next meeting of the board of directors) and may cancel such appointment. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director or alternate director shall not be appointed and shall not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibilities as a director.

External Directors

Qualifications of External Directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The Nasdaq Global Market, are required to appoint at least two external directors. We have appointed Gerald Dogon and Tali Yaron-Eldar, who qualify as external directors under the Companies Law. The appointment of our external directors must be confirmed by our shareholders at the upcoming extraordinary general meeting that is scheduled to be held on May 30, 2007. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time an external director is appointed all current members of the board of directors are of the same gender, then that external director must be of the other gender.

Our external directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. In addition, our board of directors must determine the minimum number of directors having financial and accounting expertise as set out in the regulations. In determining the number directors required to have such expertise, the members of the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The board of directors has determined that our company requires at least one director with the requisite financial and accounting expertise, who is Mr. Dogon, and that both of our external directors possess the requisite professional qualifications.

Until the lapse of two years from termination of office, a company may not appoint an external director as an office holder and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person.

Election of External Directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the external director (disregarding abstentions); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. An external director may only be removed by the same percentage of shareholders as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory requirements for his or her appointment or if the external director violates his or her duty of loyalty to the company. If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors is required to include at least one external director and our audit committee is required to include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Under the listing requirements of The Nasdaq Global Market, a foreign private issuer is required to maintain an audit committee that operates under a formal written charter and has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of the issuer’s independent auditors. The members of the audit committee are required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. The rules of The Nasdaq Global Market also require that at least one member of the audit committee be a financial expert. Our audit committee is comprised of three members and meets the listing requirements of The Nasdaq Global Market and the SEC.

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of a controlling shareholder’s relatives.

Our audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is also required to identify deficiencies in the administration of the company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies, and is responsible for reviewing and approving related party transactions.

The approval of the audit committee is required to effect certain specified actions and transactions with office holders and controlling shareholders. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Our written audit committee charter, a copy of which is available on the “Corporate Governance” section of our website, states that in fulfilling this role, the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant. However, it is not obligated to conduct any independent investigation or verification.

Our audit committee consists of Gerald Dogon (Chairman), Prof. Moshe Many and Tali Yaron-Eldar. Our board of directors has determined that Mr. Dogon qualifies as an “audit committee financial expert” as defined under the rules and regulations of the SEC, applicable Nasdaq Global Market rules and the Companies Regulations (Conditions and Criteria for Directors with Accounting and Financial Expertise and with Professional Qualifications) - 2005.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the goals and objectives of our incentive compensation plans and monitors the results against the approved goals and objectives. The compensation committee operates under a written compensation committee charter, a copy of which is available on the “Corporate Governance” section of our website. The members of our compensation committee are Yoav Chelouche (Chairman) and Gerald Dogon. Our board of directors has determined that both members of our compensation committee are independent under the applicable Nasdaq Global Market rules.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning governance matters. The nominating and corporate governance committee operates under a written charter, a copy of which is available on the “Corporate Governance” section of our website. The members of our nominating and corporate governance committee are Yoav Chelouche (Chairman) and Gerald Dogon. Our board of directors has determined that both members of our nominating and corporate governance committee are independent under the applicable Nasdaq Global Market rules.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We intend to appoint an internal auditor within 90 days of the closing of our initial public offering.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company promptly and in any event no later than the first meeting of the board of directors at which such transaction is considered. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and that office holder, or a third party in which the office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, a decision regarding the matter also requires approval of the shareholders of the company.

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and an undertaking to indemnify or insure an office holder who is not a director requires both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors (in their capacity as a director or in any other capacity) require audit committee and shareholder approval in addition to board approval.

D.	EMPLOYEES

As of December 31, 2006, 2005 and 2004, we had 41, 34 and 33 full-time employees, respectively. Of the 41 full-time employees as of December 31, 2006, 26 were engaged in research and development and 15 were engaged in management, administration, business development, marketing and finance.

The Israeli labor law governs the length of the workday, minimum daily wages for workers, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Severance pay may be funded by Managers’ Insurance described below. The payments to Managers’ Insurance on account of severance pay amount to approximately 8.3% of the employee’s wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of the wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

We contribute funds on behalf of all our employees (typically following a trial period of three months) to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the payment of severance pay, if legally required, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we, the employer, contribute between 13.3% and 15.8% of his or her salary.

We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

The following table sets forth, as of March 31, 2007, the number of our ordinary shares beneficially owned by (i) each of our directors and executive officers and (ii) our directors and executiveofficers as a group. The information in this table is based on 11,842,008 ordinary shares outstanding as of March 31, 2007. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of March 31, 2007 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Amir Avniel (1)	655,375	5.5%
Tamir Kazaz, CPA (2)	18,306	*
Ranit Aharonov, Ph.D. (3)	15,256	*
Dalia Cohen, Ph.D.	—	*
Ayelet Chajut, Ph.D.	—	*
Yoav Chelouche (4)	120,507	1.0%
Isaac Bentwich, M.D. (5)	1,899,343	16.0%
Nathan Hod (6)	46,694	*
Prof. Moshe Many, M.D. (7)	37,010	*
Simcha Sadan, Ph.D. (8)	49,686	*
Joshua Rosensweig.(9)	84,975	*
Gerald Dogon	—	*
Tali Yaron-Eldar	—	*
Directors and executive officers as a group (13 persons) (10)	2,377,621	19.6%

*	Represents beneficial ownership of less than 1% of ordinary shares.

(1)
Includes options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 75,335 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2012), 1,429 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 28,251 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), and 829 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015). Also includes 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Mr. Avniel is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000 and Mr. Avniel may therefore be deemed to beneficially own the securities owned by Harmony 2000. Mr. Avniel disclaims any beneficial ownership of the securities owned by Harmony 2000.

(2)
Consists of options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 18,306 ordinary shares (which have an exercise price of $3.50 per share and expire in November 2015).

(3)
Consists of options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 3,515 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2013), 251 ordinary shares (which have an exercise price of $0.00 per share and expire in January 2014), 1,308 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 3,714 ordinary shares (which have an exercise price of $0.00 per share and expire in December 2,014), 659 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), and 5,809 ordinary shares (which have an exercise price of $3.50 per share and expire in January 2016).

(4)
Consists of (i) 17,137 ordinary shares held by Yunsan Ltd., a company controlled by Mr. Chelouche, the chairman of our board of directors, (ii) 14,228 restricted ordinary shares issued to a trustee on behalf of Mr. Chelouche - the restrictions on these shares lapse in equal monthly amounts over a 36-month period, and (iii) options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 10,289 ordinary shares (which have an exercise price of $0.00 per share and expire in April 2012) and 78,853 ordinary shares (which have an exercise price of $3.50 per share and expire in Feburary 2016).

(5)
Consists of (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., an Israeli company controlled by Dr. Bentwich, (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd., a holding company controlled by Dr. Bentwich, and (iv) 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmony 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmony 2000.

(6)
Consists of (i) 27,952 ordinary shares, and (ii) options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 10,289 ordinary shares (which have an exercise price of $0.00 per share and expire in April 2014) and 8,453 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(7)
Consists of (i) 12,704 ordinary shares held by Prof. Many, (ii) 14,228 restricted ordinary shares which were issued to a trustee on behalf of Prof. Many - the restrictions on these shares lapse in equal monthly amounts over a 36-month period, and (iii) options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 3,170 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(8)
Consists of (i) 48,629 ordinary shares held by Kadima in trust on behalf of Dr. Sadan, and (ii) options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 1,057 ordinary shares (which have an exercise price of $6.03 per share and expire in January 2017).

(9)
Consists of (ii) 49,032 ordinary shares held by Dr. Rosensweig, (ii) warrants currently exercisable into 11,637 ordinary shares, (iii) 14,228 restricted ordinary shares which were issued to a trustee on behalf of Dr. Rosensweig - the restrictions on these shares lapse in equal monthly amounts over a 36-month period, and (iv) options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 3,170 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(10)	See notes 1 through 9 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 321,773 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. As of March 31, 2007, options to purchase 464,541 ordinary shares have been granted and are still outstanding under the 2003 Plan and 150,785 shares have been issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Plan was approved in July 2006. As of March 31, 2007, there were 342,626 shares available for issuance under the 2006 Plan and options to purchase 460,880 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its corresponding sub-plans for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates.

Administration of Our Employee Benefit Plans

Our employee benefit plans are administered by our compensation committee, which makes recommendations to our board of directors regarding the grant of options and the terms of the grant, including, exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2003 Plan and the 2006 Plan to eligible employees and office holders who are Israeli residents may be granted under Section 102(b)(2) of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for the lesser of (a) 30 months, or (b) two years following the end of the tax year in which the options are granted, provided that options granted after January 1, 2006 are only subject to being held in trust for two years. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares and gains are subject to a capital gains tax of 25%.

Options to be granted under the 2006 Plan to U.S. residents may qualify as incentive stock options within the meaning of Section 422 of the Code. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, unless otherwise approved by our board of directors and shareholders, or 110% of the fair market value if the optionholder holds more than 10% of our share capital.

Options granted under our employee benefit plans generally vest over three or four years, and they expire ten years from the date of grant. If we terminate an employee for cause, all of the employee’s vested and unvested options expire no later than five days from the time of delivery of the notice of discharge, unless determined otherwise by the compensation committee. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the date of termination, unless otherwise determined by the compensation committee. Vested options not exercised within the prescribed period and unvested options return to the 2006 plan for reissuance.

In the event of a merger, consolidation, reorganization or similar transaction in which our ordinary shares are exchanged for shares of another corporation, each optionholder will be entitled to purchase the number of shares of the other corporation as it would have received if he or she had exercised its option immediately prior to such transaction. In the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale of all or substantially all of our assets, each optionholder is required to participate in the transaction and sell or exchange their shares received pursuant to the exercise of an option.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth, as of March 31, 2007, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information in this table is based on 11,842,008 ordinary shares outstanding as of March 31, 2007. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of March 31, 2007 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, have different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Amir Avniel (2)	655,375	5.5%
Isaac Bentwich, M.D. (3)	1,899,343	16.0%
Highbridge International LLC (4)	774,000	6.5%

(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

(2)
Includes options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase 75,335 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2012), 1,429 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 28,251 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), and 829 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015). Also includes 549,531 ordinary shares held by Harmony 2000 (42,857 of which are pledged as collateral for a loan to Harmony 2000). Harmony 2000 is an Israeli non-profit association, of which Mr. Avniel is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000 and Mr. Avniel may therefore be deemed to beneficially own the securities owned by Harmony 2000. Mr. Avniel disclaims any beneficial ownership of the securities owned by Harmony 2000.

(3)
Consists of (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., an Israeli company controlled by Dr. Bentwich, (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd., a holding company controlled by Dr. Bentwich, and (iv) 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmony 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmony 2000.

(4)
Based solely on a Schedule 13G filed with the SEC on March 5, 2007. Consists of shares owned by Highbridge International LLC. Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owner of the 774,000 ordinary shares owned by Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P. and Highbridge Master L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the Ordinary Shares owned by Highbridge International LLC. The address for each of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Master L.P., and Highbridge GP, Ltd. is: c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address for each of Highbridge Capital Management, LLC, Highbridge Capital L.P., Highbridge GP, LLC, Glenn Dubin, and Henry Swieca is: c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

B.	RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these related party transactions entered into since January 1, 2006 below:

Finder Fee Agreement with Rosenram Business Development Ltd.

On March 22, 2006, we entered into a finder fee agreement with Rosenram Business Development Ltd., or Rosenram, an Israeli company controlled by Dr. Joshua Rosensweig, a member of our board of directors. Pursuant to this agreement, Rosenram received $298,000 in cash and warrants exercisable for a period of 36 months into 19,396 ordinary shares of the Company at an exercise price of $7.68 per share.

Agreement with Kadima Hi-Tech

On March 7, 2006, we paid Kadima Hi-Tech Ltd., or Kadima, $50,000 in consulting fees and reimbursed $20,000 in legal fees in connection with our series C preferred financing. Prior to our initial public offering, Kadima was one of our principal shareholders (owning 23.7% of our outstanding capital stock prior to the initial public offering), holding shares in trust on behalf of over 100 beneficiaries. Immediately prior to the effectiveness of the initial public offering, Kadima transferred all shares held in trust to the beneficiaries. Mr. Yossi Ben-Yossef, the managing director of Kadima was an observer to our board of directors, until the consummation of our initial public offering and Mr. Yoav Chelouche and Dr. Joshua Rosensweig, both members of our board of directors, are affiliated with Kadima.

Financing Transactions

Series B Financing

From September 2004 through April 2006, we issued an aggregate of 1,712,018 series B preferred shares and 120,152 warrants to purchase series B preferred shares at a weighted average exercise price of $5.86.

The following table sets forth the number of series B preferred shares and warrants issued to individuals or entities which beneficially own or owned more than 5% of the voting power of our share capital or which are affiliated with our directors or officers:

	Aggregate Purchase Price	Number of Series B Preferred Shares	Warrants
	(in thousands)
Kadima Hi-Tech Ltd.	$4,946	845,875	70,623
Insight Capital Ltd.	$700	119,499	34,826	(1)
Isaac Bentwich, M.D.	$122	20,802	—

(1)
Insight Capital Ltd. was a holder of more than 5% of our outstanding ordinary shares prior to the closing of our initial public offering. The warrants were issued to Glenrock Israel, an affiliate of Insight Capital Ltd.

Series C Financing

In April 2006, we issued an aggregate of 1,822,422 series C preferred shares and warrants to purchase 33,585 ordinary shares, at an exercise price $7.68.

The following table sets forth the number of series C preferred shares issued to entities which beneficially owned more than 5% of the voting power of our share capital or which are affiliated with our directors or officers:

	Aggregate Purchase Price	Number of Series C Preferred Shares	Warrants
	(in thousands)
Rosenram Trust Co. Ltd. (1)	$1,750	227,803	—
Instanz Nominees Pty Ltd. (2)	$3,700	481,640	—

(1)	Rosenram Trust Co. Ltd., which invested as a trustee on behalf of a third party, is controlled by Dr. Joshua Rosensweig, a member of our board of directors.

(2)	Instanz Nominees Pty Ltd. was a holder of more than 5% of our outstanding ordinary shares prior to the closing of our initial public offering.

Registration Rights

In connection with our series C financing, our existing shareholders, as well as the series C investors, entered into an investors’ rights agreement, which contains provisions regarding registration rights as follows:

Demand Registration Rights

Commencing on February 26, 2008, at the request of the holders of a majority of the outstanding registrable securities held by our former preferred shareholders, we must use our best efforts to register any or all of these shareholders’ ordinary shares as follows:

•
we are required to effect up to two such registrations, but only if the aggregate market value of the shares to be registered in each such registration is at least $5.0 million at the time of the request, and

•
we will not be required to effect a second demand registration within twelve months after the effective date of the first such demand registration or any other registration statement pertaining to our ordinary shares, or such shorter periods if such shorter periods are acceptable to the underwriters of such offering.

Upon receipt of a registration demand, we must also give notice of the registration to all other holders of registrable securities, including certain entities controlled by Dr. Isaac Bentwich, and entities affiliated with our directors, officers and principal shareholders, and include in the registration any ordinary shares that they request be included.

Piggyback Registration Rights

Our former preferred shareholders and certain other shareholders who held ordinary shares issued prior to our initial public offering, including entities controlled by Dr. Isaac Bentwich, and entities affiliated with our directors, officers and principal shareholders, will also have the right to request that we include their ordinary shares which were issued upon conversion of our preferred shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified limitations.

Shelf Registration Rights

At the request of the holders of a majority of the outstanding registrable securities held by our former preferred shareholders, we must use, subject to certain limitations, our best efforts to register any or all of these shareholders’ ordinary shares on a “shelf” registration statement under the Securities Act. Upon receipt of such registration request, we must also give notice of the registration to all other holders of registrable securities, including certain entities controlled by Dr. Isaac Bentwich, and entities affiliated with our directors, officers and principal shareholders, and include in the registration any ordinary shares that they request be included.

Commencing on the date that is twelve months following the expiration of the lock-up agreements entered into in connection with our initial public offering, at the request of Dr. Isaac Bentwich, or any entity controlled by him, we must use our best efforts to register any or all of his or its registrable securities. However, we will not be required to register such registrable securities during the 90-day period following the effective date of any registration statement pertaining to our ordinary shares and in the event that we have, within the 12 months preceding the date of such request, already registered in excess of 20% of the aggregate number of registrable securities held by Dr. Bentwich and the entities controlled by him as of the date of our initial public offering.

Cutback

In connection with demand registrations, the managing underwriters may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must first exclude any shares to be registered by us, and second, any shares to be registered by the holders of ordinary shares prior to our initial public offering, and thereafter any shares held by former preferred shareholders prior to our initial public offering.

In connection with piggyback registrations, the managing underwriters of an underwritten offering may limit the number of shares offered for marketing reasons. In such case, the managing underwriter must exclude first any shares to be registered by the holders of ordinary shares prior to our initial public offering, and second, any shares held by former preferred shareholders prior to our initial public offering.

In connection with underwritten shelf registrations, the managing underwriters may limit the number of shares offered for marketing reasons. In such case, the managing underwriters must first exclude any shares to be registered by us or shares to be registered by the holders of ordinary shares prior to our initial public offering, and thereafter, any shares held by former preferred shareholders prior to our initial public offering.

Termination

All registration rights terminate on March 2, 2012 (the fifth anniversary of the closing of our initial public offering) and, with respect to any individual shareholder, at such time as all registrable securities of such shareholder may be sold pursuant to Rule 144 under the Securities Act during any 90-day period without restriction.

Expenses

We will pay all expenses incurred in carrying out the above registrations, as well as the reasonable fees and expenses of one legal counsel for the selling shareholders in each registration, provided, however, that each shareholder participating in such registration or sale shall pay its pro rata portion of the customary and standard discounts or commissions payable to any underwriter.

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. We have obtained director and officer insurance for each of our officers and directors.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1. See also Item 18.

Legal Proceedings

We are currently not a party to any legal proceedings.

Dividend Policy

To date, we have not declared or paid cash dividends on any of our shares, and we have no current intention of paying any cash dividends in the near future.

The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the Companies Law), or, if we do not meet the profits test, with court approval provided in each case that there is no reasonable concern that the dividend distribution will prevent the company from meeting its existing and foreseeable obligations as they come due. The payment of dividends may be subject to Israeli withholding taxes.

B.	SIGNIFICANT CHANGES

Since the date of the consolidated financial statements beginning on page F-1, we received approximately $26 million in net proceeds from the sale of 4,312,500 ordinary shares at $7.00 per share in our intitial public offering in March 2007.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares began trading on The Nasdaq Global Market on February 27, 2007 under the symbol “ROSG.” Prior to that time, there was no established public trading market for our ordinary shares. The high and low sales prices per share of our ordinary shares on The Nasdaq Global Market for the periods indicated are set forth below:

Month Ended	High	Low
March 31, 2007	$10.33	$6.20
February 28, 2007	$7.82	$7.02
Quarter Ended
March 31, 2007	$10.33	$6.20

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded only in the United States on The Nasdaq Global Market.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We were first registered under Israeli law on March 9, 2000. Our registration number with the Israel Registrar of Companies is 51-292138-8. The objective stated in our articles of association is to engage in any lawful activity.

Transactions Requiring Special Approval

An “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and any other manager who is directly subject to the general manager.

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The breach of such duty is governed by Israeli contract laws. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to the previous actions.

The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Each person listed in the table under “Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management” is an office holder.

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in a transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must satisfy either of the following criteria:

•
the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

•
the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

Directors’ Compensation

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements as to compensation of directors also require audit committee approval, before board approval, and shareholder approval.

Directors Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our articles of association.

Rights Attached to Our Shares

Dividend Rights. Our articles of association provide that our shareholders at a general meeting and upon the recommendation of our board of directors may from time to time, declare such dividend as may appear to be justified by the profits of the Company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the directors to the exclusion of the remaining shareholders.

Liquidation Rights. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Provisions. We may, subject to applicable law, issue redeemable preference shares and redeem the same.

Capital Calls. Under our articles of association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Preemptive, First Refusal and Co-Sale Rights. All outstanding ordinary shares are validly issued, fully paid and non-assessable and do not have preemptive rights, rights of first refusal or co-sale rights.

Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be transferred pursuant to our articles of association, unless such transfer is restricted or prohibited by another instrument and subject to applicable securities laws.

Modification of Rights

Unless otherwise provided by our articles of association, rights attached to any class may be modified or abrogated by a resolution adopted in a general meeting approved by a majority of 75% of the voting power represented at the meeting in person or by proxy and voting thereon, subject to the sanction of a resolution passed by majority of the holders of 75% a majority of the shares of such class present and voting as a separate general meeting of the holders of such class.

Shareholders’ Meetings and Resolutions

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Under the Companies Law, each shareholder of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter, subject to certain exceptions provided for under the Companies Law, which require a majority of at least 75% of the shares present.

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions that require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board. All general meetings other than annual general meetings shall be called extraordinary general meetings. Our board may, whenever it thinks fit, convene an extraordinary general meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

Limitation on Owning Securities

The ownership of our ordinary shares by nonresidents of Israel is not restricted in any way by our memorandum of association and articles of association or the laws of the State of Israel, except for citizens of countries, which are in a state of war with Israel, who may not be recognized as owners of our ordinary shares.

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 45% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the laws of the country in which the shares have been offered to the public or in which the shares are listed for trading on an exchange, including the rules and regulations of such exchange, there is either a restriction upon any acquisition of control to any extent, or the acquisition of control to any extent requires the purchaser to make a tender offer to the public.

If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If the shareholders who declined the tender offer hold 5% or less of the company’s outstanding share capital or class of shares, all the shares that the acquirer offered to purchase will be transferred to it. However, the tendered shareholders may seek to alter the consideration by court order.

C.	MATERIAL CONTRACTS

Please see “Item 4. Information on the Company— B. Business Overview— Strategic Alliances and Research and License Collaborations” for a discussion of our material strategic alliances and research and license agreements. Please see “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions” for a discussion of other material contracts entered into other than in the ordinary course of business.

D.	EXCHANGE CONTROLS

Under Israeli Law, Israeli non-residents who purchase ordinary shares with certain non-Israeli currencies (including U.S. dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion. Under Israeli law, both residents and non-residents of Israel may freely hold, vote and trade ordinary shares.

E.	TAXATION

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

This discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Because individual circumstances may differ, you should consult your tax advisor to determine the applicability of the rules discussed below to you and the particular tax effects of the offer, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are currently subject to corporate tax at the rate of 29% and 31% for the year ended December 31, 2006 on taxable income and are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 29%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below) may be considerably less. In July 2005, an amendment to the corporate tax rates was approved by the Israeli Knesset. Under the amendment, taxes paid by Israeli companies will be gradually reduced to a rate of 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for R&D expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, industrial companies, as defined under the law, are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents;

•	expenses related to a public offering are deductible over a three-year period in equal amounts;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Law for the Encouragement of Industry is not subject to receipt of prior approval from any governmental authority. Under the law, an “industrial company” is defined as a company resident in Israel, at least 90.0% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “industrial enterprise” owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an industrial company within the definition under the Law for the Encouragement of Industry. No assurance can be given that we will continue to qualify as an industrial company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•
When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index. The unused portion that was carried forward may be deductible in full in the following years.

•	If the depreciated cost of a company’s fixed assets exceeds its equity, the product of the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index will not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

The Income Tax Ordinance, 1961, and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is generally a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We believe that we may qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investment, 1959 (the “Investment Law”) provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an “Approved Enterprise.” To obtain “Approved Enterprise” status, an application to the Investment Center of the Ministry of Industry and Trade (the “Investment Center”) needs to be submitted. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. Subject to certain qualifications, however, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire enterprise. As explained below, following the amendment of the Investment Law which became effective on April, 1, 2005, companies may receive tax benefits under the law without applying for an Approved Enterprise status.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Before April 1, 2005 an Approved Enterprise was entitled to either receive a grant from the Government of Israel or an alternative package of tax benefits (“Alternative Benefits”). We have elected to forego the entitlement to grants and have applied for the Alternative Benefits, under which undistributed income that we generate from our Approved Enterprises will be completely tax exempt (a “tax exemption”) for two years commencing from the year that we first produce taxable income and will be subject to a reduced tax rate of 10%-25% for an additional five to eight years, depending on the extent of foreign investment in the Company.

Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to pay corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. If we are also deemed to be a “Foreign Investors’ Company” or “FIC” and if the FIC (as defined below) is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be taxed at a lower rate.

Since we have elected the Alternative Benefits package, we are not obliged to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

If we qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

Tax Benefits under an Amendment that Became Effective on April 1, 2005

On April 1, 2005, a significant amendment to the Investment Law became effective (the “Amendment”). The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the Amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval.

Under the Amendment, “Approved Enterprise” status will continue to be granted by the Investment Center to qualifying investments. However, the Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

The Amendment provides that Approved Enterprise status will only be necessary for receiving grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment which meets all the conditions set out in the Amendment for tax benefits and exceeds a minimum amount specified in the Law. Such investment allows the company to receive a “Benefited Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain amount or certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available.

Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the reduced rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified “FIC” which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

The Amendment sets a minimal amount of foreign investment required for a company to be regarded a FIC.

Taxation of our Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares. According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, unless such shareholder claims a deduction for financing expenses in connection with such shares in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “substantial shareholder” (generally a shareholder who holds directly or indirectly 10% or more of the right to profits, right to nominate a director and voting rights) of the company issuing the shares, the tax rate is 25%.

The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder. However, the foregoing tax rates will not apply to dealers in securities.

Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli companies. The 2006 Tax Reform provides that the corporate tax rate will be reduced gradually from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. However, between 2006 and 2009, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 (“Dollar Regulations”) will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

Non-residents of Israel, including corporations, will generally be exempt from any capital gains tax from the sale of shares traded on a recognized stock exchange outside of Israel (including Nasdaq), provided that such shareholders did not acquire their shares prior to an initial public offering, that the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In any case, these tax rates are subject to the provisions of any applicable tax treaty.

In addition, pursuant to the Convention Between the U.S. Government and the Government of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at source, at the rate of 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder, 25% for dividends paid to a substantial shareholder, and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. persons holding our ordinary shares (referred to herein as U.S. holders) of purchasing, owning, and disposing of such shares. For this purpose, a U.S. person is, in each case as defined for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation or other entity taxable as a corporation under federal income tax laws created or organized in or under the laws of the U.S., any state of the U.S. or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. persons.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment companies, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, or persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction.

This summary addresses only ordinary shares that (a) are held as capital assets, and (b) were acquired upon original issuance at their initial offering price.

This summary relates only to U.S. federal income taxes. It does not address any other tax, including but not limited to state, local, or foreign taxes, or any other U.S. federal taxes other than income taxes.

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Internal Revenue Code, Treasury Regulations, and relevant judicial decisions and administrative guidance. The U.S. federal tax laws are subject to change, and any such change may materially affect the U.S. federal income tax consequences of purchasing, owning, or disposing of our ordinary shares. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this summary to be inaccurate. There can be no assurance that the positions we take on our tax returns will be accepted by the Internal Revenue Service.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific U.S. federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our ordinary shares and the effect of potential changes in applicable tax laws.

Dividends

A U.S. holder will be required to take into account as dividends any distributions with respect to our ordinary shares made out of our current or accumulated earnings and profits. The dividends received deduction will not be available to a U.S. holder that is taxed as a corporation. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains, if certain holding period and other conditions are satisfied, through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. Dividends will generally be from a non-U.S. source and treated as “passive income” or “financial services income” for U.S. foreign tax credit purposes.

Although, to the extent we pay dividends in the future, we intend to pay dividends to U.S. holders in U.S. dollars, the amount of any dividend paid in Israeli currency will equal its U.S. dollar value for U.S. federal income tax purposes, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Israeli currency is converted into U.S. dollars. If the Israeli currency is not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to its U.S. dollar value on the date of receipt. Any subsequent gain or loss upon the conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from U.S. sources.

A U.S. holder will not incur tax on a distribution with respect to our ordinary shares in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s ordinary shares. Instead, the distribution will reduce the adjusted basis of the shares. Any such distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis will be treated as capital gain, long-term if the U.S. holder has held the shares for more than one year, and generally will be gain or loss from U.S. sources. See “Disposition of Ordinary Shares” below for a discussion of capital gains tax rates and limitations on deductions for losses.

Disposition of Ordinary Shares

In general, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 15% through December 31, 2008, after which the maximum capital gains rate is scheduled to return to 20%. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the U.S.-Israel Tax Treaty. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Credit for Foreign Taxes Withheld

Payments to U.S. holders as dividends or consideration for ordinary shares may in some circumstances be subject to Israeli withholding taxes. See “Israeli Tax Considerations and Government Programs” below. Generally, such withholding taxes in lieu of Israeli income taxes imposed on such transactions are creditable against the U.S. holder’s U.S. tax liability, subject to numerous U.S. foreign tax credit limitations, including additional limitations in the case of qualified dividends eligible for the maximum rate accorded to capital gains. A U.S. holder should consult its own independent tax advisor regarding use of the U.S. foreign tax credit and its limitations. A U.S. holder (except an individual who does not itemize deductions) may elect to take a deduction rather than a credit for foreign taxes paid.

Controlled Foreign Corporation

For U.S. federal income tax purposes, a “controlled foreign corporation” is a foreign corporation in which U.S. holders who own at least 10% of the voting power (directly or by constructive ownership through certain related persons) collectively own more than 50% of the voting power or value. If we are or become a controlled foreign corporation, such 10% U.S. holders must include in their current U.S. taxable income their share of the corporation’s undistributed “Subpart F income” (i.e., certain passive income, sales or service income, insurance, shipping, ocean activity, or oil-related income, and income from specified disfavored activities or from ostracized foreign countries) and the amount of the corporation’s investments in U.S. property. These income inclusions are not eligible for the maximum capital gains tax rate on qualified dividends to individuals. We believe that the corporation is not and has not been, and we expect that the corporation will not become, a controlled foreign corporation. There can be no assurance, however, that the corporation will not become a controlled foreign corporation in the future.

Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. We believe that we were a PFIC in 2003, but not in 2004 or 2005. We also believe we were a PFIC in 2006. If it is determined that we qualify as a PFIC at any time during a U.S. holder’s holding period of our ordinary shares, any subsequent distributions to, or disposition of the shares by, the U.S. holder will be subject to the excess distribution rules (described below), regardless of whether we are a PFIC in the year of distribution or disposition, unless the U.S. holder: (1) made the qualified electing fund (“QEF”) election (described below); (2) made the mark-to-market election (described below); or (3) during a year in which the corporation is no longer a PFIC, elected to recognize all gain inherent in the shares of the last day of the last taxable year in which the corporation was a PFIC. Therefore, for example, if a U.S. holder acquires our ordinary shares in 2007 and it is determined that we are a PFIC in 2007 or any subsequent year in which the U.S. holder continues to hold its ordinary shares, such ordinary shares will thenceforth be considered shares in a PFIC, regardless of whether we meet the PFIC tests in future years, unless the U.S. holder makes a timely QEF or mark-to-market election, or makes the deemed gain election in a year in which the corporation is no longer a PFIC.

If we are a PFIC, each U.S. holder, upon certain excess distributions by us and upon disposition of our ordinary shares at a gain, would be liable to pay tax at the highest then-prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the holder’s holding period for the ordinary shares. Additionally, if we are a PFIC, a U.S. holder who acquires ordinary shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such ordinary shares. Instead, such U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower.

If a U.S. holder has made a QEF election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above, nor will denial of a basis step-up at death described above apply. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed. Undistributed income is subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. There is no assurance that we will provide such information as the IRS may require in order to enable U.S. holders to make the QEF election. Moreover, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Even if a shareholder in a PFIC does not make a QEF election, if such shareholder is a U.S. holder, such shareholder must annually file with the shareholder’s tax return and with the IRS a completed Form 8621.

Where a U.S. investor has elected the application of the QEF rules to its shares in a PFIC, and the excess distribution rules do not apply to such shares, any gain realized on the appreciation of such shares is taxable as capital gain (if the shares are a capital asset in the hands of the investor) and no interest charge is imposed. U.S. shareholders of a QEF are currently taxed on their pro rata shares of the fund’s earnings and profits. Where earnings and profits that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of a U.S. shareholder’s shares in a QEF is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

If our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our Shares may elect to mark the Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder’s adjusted tax basis in such shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general PFIC regime and the denial of basis step-up at death described above.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. holders of our ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of our ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. There is no assurance that any lower-tier PFIC will provide to a U.S. holder the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of our ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. holder made a mark-to-market election under the PFIC rules in respect of our ordinary shares and made a QEF election in respect of a lower-tier PFIC, that U.S. holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including our ownership of any non-U.S. subsidiaries. As a result, U.S. holders of ordinary shares are strongly encouraged to consult their tax advisers about the PFIC rules in connection with their purchasing, holding or disposing of ordinary shares.

Backup Withholding and Information Reporting

A non-corporate U.S. holder may, under certain circumstances, be subject to information reporting requirements and backup withholding at a rate of 28% on payments of dividends, interest, and other reportable payments. A non-corporate U.S. holder should consult its own independent tax advisor regarding the possibility of information reporting and backup withholding on payments in connection with the purchase, ownership, or disposition of our ordinary shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We file annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. In addition, our annual and special reports and other information filed with the SEC is available free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risk related to changes in interest rates primarily from our investments in certain short-term investments. We maintain an investment portfolio consisting mainly of U.S. money markets and government grade securities, directly or through managed funds. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk-sensitive instruments to manage exposure to interest rate changes. Accordingly, we believe that, while the securities we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Exchange Rate Risk

We hold most of our cash, cash equivalents and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personal expenses, in NIS. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the NIS.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Hoders

Upon completion of our initial public offering in March 2007, all of our outstanding preferred shares and ordinary A shares were converted into ordinary shares. Our second amended articles of association also became effective upon the completion of our initial public offering. The material provisions of our second amended articles of association are described under “Item 10. Additional Information — B. Memorandum and Articles of Association.” Since our initial public offering, no instruments defining the rights of holders of our ordinary shares have been modified.

Use of Proceeds

We registered 4,312,500 ordinary shares in connection with our initial public offering under the Securities Act of 1933, as amended. Our Registration Statement on Form F-1 (Reg. No. 333-137095) filed in connection with our initial public offering was declared effective by the SEC on February 26, 2007. The offering commenced on February 26, 2007 and all 4,312,500 ordinary shares were sold. The underwriters of the offering were C.E. Unterberg, Towbin, LLC and Oppenheimer & Co. Inc. The ordinary shares were sold at an initial public offering price per share of $7.00, resulting in aggregate gross proceeds of $30,187,500. The net offering proceeds to us after deducting total expenses were $26,008,011. We incurred total expenses in connection with the offering of $4,179,489, which consisted of direct payments of:

•	$2,113,125 in underwriters’ discounts, fees and commissions;

•	$2,066,364 in other expenses.

No payments for such expenses were made directly or indirectly to (i) any of our directors, officers or their associates, (ii) any person(s) owning 10% or more of any class of our equity, securities or (iii) any of our affiliates.

We estimate that we will use the net proceeds of the initial public offering as follows:

•	approximately $17.0 million to fund product research and development activities, including:

•
approximately $1.5 million to fund the continued development of our prostate cancer diagnostic product, which we expect will fund development through the initiation of clinical validation of the product;

•	approximately $1.5 million to fund the continued development of our lung cancer diagnostic product, which we expect will fund development through the initiation of clinical validation of the product;

•	approximately $3.0 million to fund the continued development of our colorectal cancer diagnostic product, which we expect will fund development through clinical validation of the product;

•	approximately $3.0 million to fund the continued development or our breast cancer diagnostic product, which we expect will fund development through clinical validation of the product;

•	approximately $4.0 million to fund the continued development of our CUP diagnostic product, which we expect will fund development through clinical validation of the product; and

•	approximately $4.0 million to fund the continued development of our liver cancer therapeutic product, which we expect will fund development through the initiation of preclinical studies;

•
approximately $2.5 million to fund licensing and protection of intellectual property rights, including payment of fees associated with the in-licensing of intellectual property and fees associated with the continued prosecution of existing patent applications and the filing and prosecution of new patent applications; and

•
approximately $6.5 million to fund business development, including personnel costs and legal and other administrative fees related to seeking and entering into strategic business collaborations, and for general corporate purposes, including working capital.

We may also use a portion of the proceeds from our initial public offering for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

We cannot predict with certainty all of the particular uses for the proceeds from the initial public offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, our ability to enter into strategic collaborations and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of the initial public offering.

We have invested the net proceeds from the initial public offering primarily in investment grade, interest-bearing instruments.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus dated February 26, 2007 filed with the SEC pursuant to Rule 424(b)(4).

ITEM 15.  CONTROLS AND PROCEDURES

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

A.	DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report, have concluded that, based on such evaluation, our disclosure controls and procedures were adequate and effective. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Not applicable

C.	ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the fourth quarter of our last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Gerald Dogon (Chairman), Prof. Moshe Many and Tali Yaron-Eldar. Our board of directors has determined that Mr. Dogon qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of conduct and ethics that applies to all of our employees, including our principal executive officer and principal accounting and financial officer, and our directors. The text of the code of conduct and ethics is posted on the “Corporate Governance” section of our website at www.rosettagenomics.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors, principal executive and financial and accounting officers will be included in a Form 6-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of The Nasdaq Stock Market, LLC.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our annual financial statements for the years ended December 31, 2006 and December 31, 2005 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2005	2006
Audit fees (1)	$8,500	$327,000
Audit-related fees	-	-
Tax fees (2)	8,000	10,000
All other fees (3)	9,100	1,500
Total	$25,600	$338,500

(1)	Audit services were comprised of services associated with the 2006 and 2005 annual audits and registration statements.

(2)	Tax services were comprised of tax compliance, tax advice and tax planning services.

(3)	All other services were comprised of business related consultation.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Auditors

Our audit committee was established effective upon the completion of our initial public offering in March 2007. Consistent with policies of the Securities and Exchange Commission regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The audit committee operates under a written charter which provides that the committee must approve in advance all audit services and all permitted non-audit services, except where such services are determined to be de minimis under the Exchange Act. The audit committee may delegate, to one or more designated members of the cudit committee, the authority to grant such pre-approvals. The decisions of any member to whom such authority is delegated is to be presented to the full audit committee at each of its scheduled meetings.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1*	Second Amended and Restated Articles of Association.

2.1(1)	Form of Share Certificate for Ordinary Shares.

2.2(1)	Investor Rights Agreement dated April 4, 2006.

4.1(1)@	License Agreement, dated as of April 22, 2005, by and between Rosetta Genomics Ltd. and Ambion, Inc.

4.2(1)@	Collaboration and License Agreement, dated as of January 5, 2006, by and between Rosetta Genomics Ltd. and Ambion Diagnostics, Inc. (assumed by Asuragen, Inc.).

4.3(1)@	Research Collaboration Agreement, dated as of January 31, 2006, by and between Rosetta Genomics Ltd., and Isis Pharmaceuticals, Inc.

4.4(1)@	Research License Agreement (HCV), dated as of May 30, 2005, by and between Rosetta Genomics Ltd. and Hadasit Medical Research Services and Development Ltd.

4.5(1)@	Collaboration and License Agreement, dated as of May 12, 2006, by and between Rosetta Genomics Ltd. and U.S. Genomics, Inc.

4.6(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.7(1)	Finder Fee Agreement, dated as of March 22, 2006, by and between Rosenram Business Development, Ltd.

4.8(1)	License Agreement, dated as of June 23, 2003, by and between Rosetta Genomics Ltd. and Maimonides Innovative Technologies Ltd.

4.9(1)
Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).

4.10(1)	Lease Agreement, dated as of March 15, 2006, by and between Rosetta Genomics Ltd. and The New Jersey Economic Development Authority.

4.11(1)	2003 Israeli Share Option Plan.

4.12(1)	2006 Employee Incentive Plan (Global Share Incentive Plan).

4.13(1)	Form of Director and Officer Indemnification Agreement.

4.14(1)@	Research Collaboration Agreement, dated as of May 16, 2006, by and between Rosetta Genomics Ltd. and Tel Hashomer Medical Research Infrastructure and Services Ltd.

4.15(1)@	License Agreement, dated as of June 28, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.16(1)@	Research Collaboration Agreement, dated June 22, 2006, by and between Rosetta Genomics Ltd. and Hadasit Medical Research Services and Development Ltd.

4.17(1)@	License Agreement, dated August 2, 2006, by and between The Johns Hopkins University and Rosetta Genomics Ltd.

4.18(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.19(1)@
Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

8.1(1)	Subsidiaries.

12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United Stated Code.

13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

(1)	Incorporated by reference from the Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.

*	Filed herewith.

@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: May 21, 2007	By:	/s/ Amir Avniel
Amir Avniel, Chief Executive Officer and President

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity (Deficiency)	F-6 - F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ROSETTA GENOMICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (a development stage company) (“the Company”) and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and for the period from March 9, 2000 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s and its subsidiary's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiary’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2006 and for the period from March 9, 2000 (date of inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2l to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share Based Payment".

Tel Aviv, Israel May 17, 2007	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$5,228	$4,917
Short-term bank deposit	3	5,149	—
Marketable securities	4	386	—
Other accounts receivable and prepaid expenses		134	68
Deferred issuance costs		1,787	—
Total current assets		12,684	4,985
SEVERANCE PAY FUND		98	41
PROPERTY AND EQUIPMENT, NET	5	461	343
Total assets		$13,243	$5,369

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term loan	9a	$48	$73
Trade payables		745	395
Other accounts payable and accruals	6	750	534
Shareholder’s loan	8	—	110
Total current liabilities		1,543	1,112
LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	9a	29	—
Deferred revenue		228	228
Accrued severance pay		344	122
Total long-term liabilities		601	350
CONVERTIBLE LOAN	7a	—	6,230
COMMITMENTS AND CONTINGENT LIABILITIES	9
SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital:	10
Ordinary shares of NIS 0.01 par value: 5,022,391 and 12,304,859 shares authorized as of December 31 2005 and December 31, 2006, respectively; 2,738,258 and 2,757,065 shares issued as of December 31, 2005 and December 31, 2006 , respectively, and 2,542,887 and 2,561,694 shares outstanding as of December 31, 2005 and December 31, 2006 , respectively		6	6
Convertible series A Preferred shares of NIS 0.01 par value 1,883,397 shares authorized as of December 31, 2005 and 1,381,158 shares authorized as of December 31, 2005 and 2006; 1,337,769 shares issued and outstanding as of December 31, 2005 and 2006 ; Aggregate liquidation preference of $ 6,681 and $ 7,009 as of December 31, 2005 and December 31, 2006, respectively		3	3
Convertible series B Preferred shares of NIS 0.01par value: 1,004,478 shares authorized as of December 31, 2005 and 1,883,397 shares authorized as of December 31, 2006 and 678,636 and 1,788,413 shares issued and outstanding as of December 31, 2005 and December 31, 2006, respectively; Aggregate liquidation preference of $ 4,227 as of $ 11,263 and December 31, 2005 and 2006, respectively		4	2
Convertible series C Preferred shares of NIS 0.01 par value per share: no shares authorized, issued and outstanding as of December 31, 2005; 2,008,957 shares authorized as of December 31, 2006; 1,822,422 shares issued and outstanding as of December 31, 2006. Aggregate liquidation preference of $ 14,580 as of December 31, 2006		4	—
Additional paid-in capital		31,958	10,997
Other comprehensive income		3	—
Deferred stock-based compensation		(48)	(107)
Deficit accumulated during the development stage		(20,831)	(13,224)
Total shareholders’ equity (deficiency)		11,099	(2,323)
Total liabilities and shareholders’ equity (deficiency)		$13,243	$5,369

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	Note	2006	2005	2004	2006
Operating expenses:
Research and development, net		$4,781	$3,173	$2,041	$13,099
Marketing and business development		1,504	865	431	2,799
General and administrative		1,860	1,145	512	4,434
Operating loss		8,145	5,183	2,984	20,332
Financial expenses (income) net	13	(538)	660	(2)	499
Net loss		$7,607	$5,843	$2,982	$20,831
Basic and diluted net loss per Ordinary share	12	$2.98	$2.35	$1.19
Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		2,551,860	2,495,366	2,462,603

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Number of Ordinary shares NIS 0.01 par value	Number of Preferred shares NIS 0.01 par value	Capital Share	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total
Balance as of March 9, 2000 (date of inception)	—	—	—	$—	$—	$—	$—	$—	$—
Issuance of shares, net	2,522,496	—	6	34	—	—	—	—	40
Net loss	—	—	—	—	—	—	—	(145)	(145)

Balance as of December 31, 2000	2,522,496	—	6	34	—	—	—	(145)	(105)
Issuance of shares, net in July-December 2001	38,421	—	*	153	—	—	—	—	153
Treasury shares	(195,371)	—	*	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(367)	(367)
Balance as of December 31, 2001	2,365,546	—	6	187	—	—	—	(512)	(319)
Exercise of stock options	10,184	—	*	—	—	—	—	—	—
Deferred stock compensation	—	—	—	196	—	—	(196)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	72	—	72
Forfeiture of options granted to employees	—	—	—	(6)	—	—	6	—	—
Net loss	—	—	—	—	—	—	—	(1,582)	(1,582)
Balance as of December 31, 2002	2,375,730	—	6	377	—	—	(118)	(2,094)	(1,829)
Issuance of series A Preferred shares, net in July 2003	—	535,084	1	2,652	—	—	—	—	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	—	621,835	2	2,689	—	—	—	—	2,691
Exercise of warrants to series A Preferred shares	—	180,850	*	660	—	—	—	—	660
Exercise of stock options	37,816	—	*	—	—	—	—	—	—
Deferred stock compensation	—	—	—	174	—	—	(174)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	177	—	177
Forfeiture of options granted to employees	—	—	—	(22)	—	—	22	—	—
Expenses related to warrants granted to non-employees	—	—	—	194	—	—	—	—	194
Net loss	—	—	—	—	—	—	—	(2,305)	(2,305)
Balance as of December 31, 2003	2,413,546	1,337,769	9	6,724	—	—	(93)	(4,399)	2,241
Issuance of series B Preferred shares, net in September 2004	—	265,747	1	1,394	—	—	—	—	1,395
Issuance of Ordinary shares in May 2004	(**)56,914	—	*	—	—	—	—	—	—
Exercise of stock options	17,033	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	239	—	—	(239)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	92	—	92
Forfeiture of options granted to employees	—	—	—	(25)	—	—	25	—	—
Receipts on account of shares	—	—	—	—	493	—	—	—	493
Expenses related to shares and warrants granted to non-employees	—	—	—	52	—	—	—	—	52
Net loss	—	—	—	—	—	—	—	(2,982)	(2,982)
Balance as of December 31, 2004	2,487,493	1,603,516	10	8,384	493	—	(215)	(7,381)	1,291
Issuance of series B Preferred shares, net in February 2005	—	392,087	1	2,164	(493)	—	—	—	1,672
Conversion of shareholders loan to series B Preferred shares	—	20,802	*	122	—	—	—	—	122
Exercise of stock options	55,394	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	32	—	—	(32)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	124	—	124
Forfeiture of options granted to employees	—	—	—	(16)	—	—	16	—	—
Cost related to shares and warrants granted to non-employees	—	—	—	161	—	—	—	—	161
Cost related to warrants granted as finders’ fee	—	—	—	138	—	—	—	—	138
Expenses related to accelerations of vesting of stock options	—	—	—	12	—	—	—	—	12
Net loss	—	—	—	—	—	—	—	(5,843)	(5,843)
Balance as of December 31, 2005	2,542,887	2,016,405	$11	$10,997	$—	$—	$(107)	$(13,224)	$(2,323)

(*) Less than $1.

(**) Including restricted shares held by a trustee (see also Note 10(d)5).

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont.)
U.S. dollars in thousands (except share data)

	Number of Ordinary shares NIS 0.01 par value	Number of Preferred shares NIS 0.01 par value	Capital Share	Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2005	2,542,887	2,016,405	$11	$10,997	$—	$(107)	$(13,224)	$(2,323)
Conversion of convertible loan into series B Preferred shares	—	1,033,382	2	6,228	—	—	—	6,230
Issuance of series C Preferred shares, net	—	1,822,422	4	13,292	—	—	—	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	—	76,395	*	447	—	—	—	447
Exercise of stock options	11,148	—	*	—	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	59	—	59
Issuance of shares to non-employee	9,240	—	*	61	—	—	—	61
Unrealized gain from marketable securities	—	—	—	—	3	—	—	3
Cancellation of restricted Ordinary shares	(1,581)	—	*	—	—	—	—	—
Compensation related to shares and warrants granted to non-employees	—	—	—	177	—	—	—	177
Stock based compensation to employees	—	—	—	756	—	—	—	756
Net loss	—	—	—	—	—	—	(7,607)	(7,607)

Balance as of December 31, 2006	2,561,694	4,948,604	$17	$31,958	$3	$(48)	$(20,831)	$11,099

(*) Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

				Period from
				March 9, 2000
				(date of
				inception)
				through
	Year ended December 31,			December 31,
	2006	2005	2004	2006

Cash flows from operating activities
Net loss	$(7,607)	$(5,843)	(2,982)	$(20,831)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation	161	151	131	606
Foreign currency adjustments and bank loans	4	(12)	39	(22)
Amortization of discount on convertible loan	—	177	—	405
Income related to embedded derivative	—	—	—	(236)
Interest on short-term bank deposit	(149)	—	—	(149)
Modification of convertible loan	—	—	—	360
Capital loss on sale of property and equipment	20	17	1	49
Gain on marketable securities	(14)	—	(29)	(59)
Accrued severance pay, net	165	47	2	246
Amortization of deferred stock compensation	59	124	92	524
Stock-based compensation to employees	756	—	—	756
Compensation related to shares and warrants
granted to non-employees and as finders’ fees	177	299	52	722
Cost related to accelerations of stock options’
vesting	—	12	—	12
Decrease in marketable securities	—	102	1,423	42
Decrease (increase) in other accounts receivable
and prepaid expenses	(66)	33	90	(134)
Increase (decrease) in trade payables	61	200	(60)	456
Increase in deferred revenue	—	228	—	228
Increase in other accounts payable and accruals	19	304	87	553
Net cash used in operating activities	(6,414)	(4,161)	(1,154)	(16,472)
Cash flows from investing activities
Purchase of property and equipment	(232)	(170)	(150)	(1,109)
Proceeds from sale of property and equipment	2	15	6	62
Increase in bank deposits	(5,000)	—	—	(5,000)
Purchase of marketable securities	(750)	—	—	(750)
Proceeds from sale of marketable securities	381	—	—	381
Net cash used in investing activities	(5,599)	(155)	(144)	(6,416)
Cash flows from financing activities
Short-term bank credit, net	—	1	(27)	1
Repayment of capital lease	(37)	—	—	(37)
Repayment of short-term bank loan	(72)	(72)	—	(144)
Proceeds from short-term bank loan	—	73	72	146
Receipt of long-term bank loan	45	—	—	119
Repayment of long-term bank loan	(6)	—	(72)	(78)
Proceeds from convertible loans	—	6,053	—	8,392
Shareholders loans, net	(109)	(8)	(101)	148
Issuance of shares, net	13,326	1,672	1,395	19,732
Exercise of warrants	447	—	—	1,107
Increase in deferred issuance costs	(1,270)	—	—	(1,270)
Receipts on account of shares and warrants, net	—	—	493	—
Net cash provided by financing activities	12,324	7,719	1,760	28,116
Increase in cash and cash equivalents	311	3,403	462	5,228
Cash and cash equivalents at beginning of period	4,917	1,514	1,052	—
Cash and cash equivalents at end of period	$5,228	$4,917	$1,514	$5,228

The accompanying notes are an integral part of the financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004
a. Non-cash transactions:
Conversion of convertible loan	$6,230	$—	$—
Issuance of shares from receipts on account of shares	$—	$493	$—
Conversion of shareholders’ loan	$—	$122	$—
Capital lease	$69	$—	$—
Issuance of shares	$61	$—	$—
Issuance expenses- Initial public offering	$517	$—	$—

The accompanying notes are an integral part of the financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: GENERAL

a.
Rosetta Genomics Ltd. (the “Company”) commenced operations on March 9, 2000. The Company develops microRNA-based diagnostic and therapeutic products. The Company is focused on developing and commercializing these products, establishing strategic alliances with leading biotechnology and pharmaceutical companies, and establishing and maintaining a strong intellectual property position in the microRNA field.

b.
On April 21, 2005, the Company established a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to expand the research, development and the business development of the Company in the U.S.

c.	The Company’s accumulated deficit during the development stage totaled $20,831 for the period from March 9, 2000 (date of inception) to December 31, 2006.

The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved.

d.
On March 2, 2007, the Company consummated an initial public offering (the “IPO”) on The Nasdaq Global Market and issued an aggregate of 4,312,500 ordinary shares for net proceeds of $26 million. (refer to note 10a for further information)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company’s financing activities are incurred in U.S. dollars. A portion of the Company’s costs is incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board (“FASB”), “Foreign Currency Translation”. All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

f.	Marketable securities:

The Company accounts for investments in debt and equity securities in accordance with Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities are stated at market value.

At December 31, 2006, all marketable securities are designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003. The adoption of FSP 115-1 by the Company on January 1, 2006 did not impact its financial position or results of operations.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Computer equipment	33
Office furniture and laboratory equipment	7-15
Leasehold improvements	Over the shorter of the lease term or useful economic life

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, 2005 and 2006, no impairment losses have been identified.

i.	Convertible notes:

Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The Company has also considered EITF No. 05-2, “The Meaning of Conventional Convertible Debt Instrument” in the adoption of EITF 00-19. Under these pronouncements, the Company, where applicable, recorded an embedded derivative instrument classified as a liability.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition:

Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

To the extent future obligations are included in a multi-element arrangement; revenue is recognized upon delivery, provided fair value for the elements exists. In multi-element arrangements that include future obligations, if fair value does not exist for all undelivered elements, revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established according to EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).

Royalties from licensing the right to use the Company’s products are recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up-front advancements of royalties from licensing the right to use the Company’s products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where not all revenue recognition criteria are met. As of December 31, 2006, the Company has deferred revenue in an amount of $ 228.

k.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expense as incurred. During the period from January 1, 2006, through December 31, 2006, the Company charged to research and development expense $453 of costs associated with license fees (Notes 9g-9i).

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation (“BIRD”) for funding approved research and development projects, are presented as a reduction from the research and development expenses (Note 9k).

l.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

The Company adopted SFAS 123(R) using the prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. As such, the Company continues to apply APB 25 in future periods to equity grants outstanding at the date of the SFAS 123 adoption. All share-based payments granted subsequent to January 1, 2006 are based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's net loss for the year ended December 31, 2006, is $ 407 higher than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.16 higher, than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2006, was $5.01 per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

Year ended December 31, 2006

Dividend yield	0%
Expected volatility	90%
Risk-free interest	4.8%
Expected life	6-6.25 years
Forfeiture rate	10%

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2006 was 0%.

The Company used its historical volatility in accordance with SFAS No. 123(R). The computation of expected volatility is based on realized historical stock price volatility of peer companies. As a result of the above-mentioned calculations, the weighted-average volatility used for the twelve months ended December 31, 2006 was 90%.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company’s options. Weighted average interest rate used for the twelve months ended December 31, 2006 was 4.8%.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock options. Expected life used for the twelve months ended December 31, 2006 was between 6 - 6.25 years.

As equity-based compensation expense recognized in the condensed consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 10% in the twelve months ended December 31, 2006, based on historical experience.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

Year ended December 31, 2006

Research and development cost	$151
General and administrative expenses	615
Marketing and business development expenses	49
Total stock-based compensation expense	$815

The fair value for options granted is amortized over their vesting period. All options to employees granted in 2003 and 2004 and the majority granted in 2005 were granted with an exercise price of $0, therefore their fair value was equal to the share price at the date of grant. Fair value of options granted in 2005 with an exercise price other than $0 was estimated at the grant date using the minimum value method options pricing model with weighted average assumptions of dividend yield of 0%, risk free interest rate of 4.22% and expected life of 3 years.

The Company applies SFAS No. 123 and EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

m.	Net loss per share:

The Company applies the two-class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method” (“EITF No. 03-6”) under FASB Statement No. 128, “Earnings Per Share” (“SFAS No. 128”). EITF No. 03-6 requires the income per share for each class of shares to be calculated assuming that 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF No. 03-6 the Preferred shares do not participate in losses, and therefore are not included in the computation of net loss per share.

Basic and diluted net loss per share is computed using the weighted average number of Ordinary shares outstanding during the period.

For the years ended December 31, 2006, 2005 and 2004, all outstanding options, warrants and Preferred shares have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the provisions of Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), certain employees of the Company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees therefore a liability is not recorded. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. Most of the company employees elected to be included under section 14.

Severance expenses for the years ended December 31, 2006, 2005 and 2004 were $333, $203 and $69, respectively, and $643 from March 9, 2000 (date of inception) through December 31, 2006.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and marketable securities.

Cash and cash equivalents are invested in major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include investment in debentures of corporations. Management believes that minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts or other foreign hedging arrangements.

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.
The carrying amounts of cash and cash equivalents, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accruals approximate their fair value due to the short-term maturity of such instruments.

2.	The fair value of marketable securities is based on quoted market prices and don’t differ significantly from the carrying amount.

r.	Impact of recently issued accounting standards:

1.
In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 did not have any significant impact on the Company’s consolidated financial statements.

2.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No 157.

3.
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: SHORT-TERM BANK DEPOSIT

In June 2006, the Company deposited $5,000 for a period of one year, ending in June 2007. This deposit bears a 5.27% interest.

NOTE 4: MARKETABLE SECURITIES

As of December 2006, the Company holds $386 in marketable securities, designated as available-for-sale.

Accordingly, the balance of those securities as of December 31, 2006 is stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss).

	December 31, 2006
	Amortized cost	Unrealized gains	Market value

Available-for-sale:

Corporate debentures	$383	$3	$386
Total available-for-sale marketable securities	$383	$3	$386

NOTE 5: PROPERTY AND EQUIPMENT

	December 31,
	2006	2005
Cost:
Computer equipment	$497	$481
Office furniture and laboratory equipment	382	193
Leasehold improvements	97	90
	976	764
Accumulated depreciation:
Computer equipment	414	346
Office furniture and laboratory equipment	87	70
Leasehold improvements	14	5
	515	421
Depreciated cost	$461	$343

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 were $161, $151 and $131, respectively, and $606 from March 9, 2000 (date of inception) through December 31, 2006.

NOTE 6: OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2006	2005
Employees salary and payroll accruals	$397	$330
Accrued expenses and other*	353	204
	$750	$534
_____________
* Accrued expenses and other, as of December 31, 2006 includes $228 related to the Company’s initial public offering.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: CONVERTIBLE LOANS

a.	2005 convertible loan:

On July 15, 2005, the Company received a bridge loan of $6,053, which bears no interest and does not have a stated repayment date. The bridge loan will be converted into shares as follows: If the Company completes the next financing round by January 15, 2006 (“the C Round”) of at least $10 million of which at least $7 million will be from new investors, then the loan will automatically be converted into Preferred C shares at a 20% discount on the C Round price per share, but at a minimum share price of $5.86 and a maximum share price of $7.29, otherwise the bridge loan will be converted into series B Preferred shares on the terms of the Preferred B round at $5.86 per share. The loan will be repaid in case of a liquidation event or if the Company ceases to conduct business or adopts a decision about a material change in its business.

On January 15, 2006, the loan was converted into 1,033,382 series B Preferred shares at a price per share of $5.86, which were issued in April 2006.

b.
In connection with the convertible loans received in 2005, as detailed above, the Company has considered EITF 05-2, according to which it was determined that the convertible loans were not conventional convertible instruments. The Company has applied SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, to determine if bifurcation is required. It was determined that the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the loan, therefore the embedded derivative should be bifurcated. The Company has considered EITF 00-19 according to which it was determined that the share settlement was not under the control of the Company since there was not sufficient authorized shares as of the date the loans were issued. Based on these conclusions, the embedded derivative was bifurcated and recorded as a liability in the amount of $177, which was valued by using a benefit valuation model. The fair value of the embedded derivatives was valued at each balance sheet date until the conversion of the loan.

NOTE 8: SHAREHOLDER’S LOAN

In 2001 the Company received a loan from one of its shareholders. This loan is linked to the Israeli Consumer Price Index and bears no interest. The Company is to begin repaying the loan upon the earlier of: (1) January 1, 2007, (2) completion of an investment round of at least $5,000 at a pre-money valuation of at least $20,000 or (3) annual profit before tax of at least $3,000. The loan shall be repaid in twelve equal monthly installments from such repayment date.

Pursuant to the Preferred B investment agreement (addendum signed on January 24, 2005), one half of the shareholder’s loan was converted into 20,802 series B Preferred shares (see also Note 10 d.7).

The Company has the right to repay the loan, in whole or in part, at any time upon seven days prior written notice to the shareholder. Through December 31, 2005, the Company repaid amounts on account of the loan, and the remainder of the loan amounted to $110 as of December 31, 2005.

This amount was fully repaid during 2006.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES

a.	Capital lease:

During 2006, the Company leased laboratory equipment under several capital and operating lease agreements in a total amount of $69 to be paid in 14 to 24 monthly payments.

The commitments under the lease agreements are as follows:

December 31, 2006

Due until December 31, 2007	$33
Due until December 31, 2008	3
$36

b.
The facilities and motor vehicles of the Company are rented under operating leases that expire in 2008 and 2009, respectively. Aggregate minimum rental commitments under the non-cancelable rent and lease agreements as of December 31, 2006 are as follows:

2007	$248
2008	206
2009	11
Total	$465

Total rent and lease expenses for the years ended December 31, 2006, 2005 and 2004, were $287, $98 and $51, respectively, and $512 for the period from March 9, 2000, (date of inception) through December 31, 2006.

c.	As of December 31, 2006, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $20.

In July 2006, the bank restricted $45 of the Company’s deposit, against a loan the Company received from the bank. See Note 9.a.2.

d.
In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years in consideration of up to $100. According to the agreement, the Company is obligated to pay an aggregate consideration of up to $100, of which $20 was paid in cash and $80 shall be paid as quarterly royalties equal to 5% of the net income of the Company.

e.
The Company is committed to issue to an officer of the Company options to purchase 16,272 Ordinary shares at an exercise price of $3.50 per share in the event that the Company achieves a valuation of at least $250,000 before November 10, 2009. As of December 31, 2006, no provision was recorded.

f.
The Company is committed to issue to an officer of the Company options to purchase 50,261 Ordinary shares at an exercise price of $4.70 per share in the event that the Company achieves a valuation of at least $150,000 before December 12, 2008. As of December 31, 2006, no provision was recorded.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

g.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $920. Through December, 31, 2006, the Company paid fees in the amount of $83 to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

h.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenue from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $507. Through December 31, 2006, the Company paid fees in the amount of $219 to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

i.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the aggregate minimum royalties over the term of this agreement will be approximately $2,275. Through December 2006, the Company paid fees in the amount of $125 to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

j.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $339. In January 2007, the Company paid the third party an aggregate of $26 under this agreement. The Company recorded the payments as Research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

k.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the IND stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S consumer price Index.

As of December 31, 2006, the Company had received $71 from BIRD.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:SHARE CAPITAL

a.	Initial public offering:

On March 2, 2007, the Company completed the initial public offering (the “IPO”) of its ordinary shares. The IPO consisted of the sale of 4,312,500 ordinary shares at a price of $7,00 per share, including 562,500 shares pursuant to the exercise of the over-allotment option granted by the Company to the underwriters. Net proceeds from the initial public offering were $26 million. In addition, upon completion of the IPO, all outstanding Preferred shares were converted into 7,107,730 ordinary shares.

b.	Reverse stock split:

On August 31, 2006, the Company’s Board of Directors approved, subject to shareholder approval which occurred on September 3, 2006, a 1-for-3.9822 reverse stock split and, accordingly, all shares, options, warrants and earnings (losses) per share amounts have been retroactively adjusted for all periods presented to reflect this reverse stock split. On September 3, 2006, the shareholders also approved a recapitalization of the Company’s authorized share capital so that each share has a par value of NIS 0.01. The reverse stock split and the recapitalization became effective on October 4, 2006.

c.	1. Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, the right to receive dividends, if declared, after the distribution to the holders of the Preferred shares of a certain preference amount and the right to share in assets available for distribution upon liquidation or “deemed liquidation”, after the distribution to the holders of the Preferred shares of a certain preference amount.

2.	The rights and preferences of Preferred shares are as follows:

a)	Preferred shares confer the same rights as those conferred by Ordinary shares.

b)	Dividends:

The Preferred shares confer upon the holders thereof a preference over holders of Ordinary shares in the event dividends are being distributed such that dividends shall be distributed among the holders of the Company’s Ordinary shares and Preferred shares in accordance with the order and preferences that apply to the distribution of assets available for distribution upon liquidation and “deemed liquidation”.

c)	Liquidation preference:

In the event of a liquidation or “deemed liquidation”, the assets of the Company or proceeds available for distribution shall be allocated in the following order of preference:

i)
Each holder of series C Preferred shares shall be entitled to receive, prior and in preference to the holders of all other shares of the Company, the original issue price paid therefore, plus annual interest at the rate of 6% compounded annually, less dividends distributed on such shares;

ii)
Thereafter, each holder of series B Preferred shares shall be entitled to receive, prior and in preference to the holders of Preferred A shares and Ordinary shares, the original issue price paid therefore plus annual interest at the rate of 6%, compounded annually, less dividends distributed on such shares;

iii)
Thereafter, each holder of series A Preferred shares shall be entitled to receive, prior and in preference to holders of the Ordinary shares, the original issue price paid therefore, plus annual interest at the rate of 6%, compounded annually, less dividends distributed on such shares;

iv)	Thereafter, the assets shall be distributed among all of the shareholders of the Company, on an as converted pro rata basis.

v)
In the event that amounts to be paid to holders of Ordinary shares would exceed three times the series A Preferred preference and the series B Preferred preference, each of the Preferred shares shall automatically be converted into Ordinary shares and all assets shall then be distributed pro rata to the holders of Ordinary shares.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

d)	Conversion

Each Preferred share shall be convertible into Ordinary shares by dividing the applicable original issue price of such Preferred share by the applicable conversion price of such Preferred share, as defined in the Amended and Restated Articles of Association of the Company. The original issue prices of series A Preferred shares are $3.65, $4.08 and $5.29, of series B Preferred shares is $5.86 and of series C Preferred shares is $7.68. The initial conversion price of each of the series A, B and C Preferred shares is identical to the original issue price of such series, and is subject to adjustment for stock splits and other reclassifications and will also be adjusted in accordance with the standard weighted-average anti-dilution provisions contained in the Company’s Amended and Restated Articles of Association in the event of a subsequent issuance of securities, subject to certain exceptions, at a price per share less than the applicable original issue price. As of the date of the financial statements, the conversion ratio for each Preferred share was 1:1.

Preferred shares shall automatically be converted into Ordinary shares upon: (i) consummation of a qualified initial public offering (i.e., an initial public offering yielding at least $10,000 net proceeds to the Company, at a price per share reflecting a pre-money valuation of at least $70,000); or (ii) with respect to each class of Preferred shares, the holders of the majority of such class of Preferred shares consent to such conversion by written consent or vote.

On January 8, 2007, the Company's shareholders approved an amendment to the Company's Amended and Restated Articles of Association which introduced certain adjustments to the conversion ratios of the Company's outstanding shares. At an initial public offering at a price of less than $7.68 per share, the Company's outstanding preferred shares are entitled to certain antidilution protection pursuant to which each preferred share will receive more than one ordinary share upon conversion at the completion of this offering. The number of shares into which each preferred share is convertible increases as the initial public offering price decreases below $7.68 per share. In addition, pursuant to the amendment, the shares held by a director and major shareholder of the Company and by a non-profit organization of which this director and major shareholder is affiliated were converted into ordinary A shares of the Company. At an initial public offering price of less than $7.68 per share, the holders of our outstanding ordinary A shares will receive less than one ordinary share upon conversion. The number of shares into which each ordinary A share is converted decreases as the initial public offering price decreases below $7.68 per share. Accordingly, if an initial public offering price is below $7.68 per share, the number of shares held by the director and the non-profit organization after the offering will decrease and the number of shares held by preferred shareholders holders will increase.

On March 2, 2007 the Company completed its initial public offering at a price of $7.00. Accordingly, pursuant to the terms of the Amended and Restated Articles of Association as amended above, the number of shares held by the director and by the non-profit organization decreased and the number of shares held by preferred shareholders increased, such that the total number of the Company's outstanding shares remained the same.

d.	Investment agreements:

1.	During 2000, the Company signed investment agreements and issued 2,522,496 Ordinary shares to investors and founders, in consideration of $40.

2.	During 2001, the Company signed investment agreements and issued 38,421 Ordinary shares in consideration of $153.

3.
In July 2003, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 535,084 Preferred A shares, at a price per share of $5.29, for consideration of $2,653, net of issuance expenses of $ 177.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

4.
In October 2003, the Company issued 457,952 Preferred A shares at a price per share of $3.65 upon conversion of a convertible loan made available in 2002, and an additional 180,850 Preferred A shares were issued to the lenders of the loan upon exercise of warrants..

In addition, 163,883 Preferred A shares were issued upon conversion of a convertible loan received by the Company in March 2003 at a price per share of $4.08.

5.
In May 2004, the Company issued 56,914 restricted Ordinary shares to four of its board members at no consideration, to be held by a trustee. Each director is entitled to 1/36 of the shares for each month in which he serves as a board member. In the event that a board member ceases to serve as a board member prior to the end of three years, the shares will remain with the trustee. As of December 31, 2006, three of those board members still serve as directors. Compensation expenses related to this grant amounted to $50 $ $37 and $24 for the years ended December 31, 2006, 2005, and 2004 respectively.

In May 2006, 1,581 restricted Ordinary shares were canceled.

6.
In September 2004, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 265,747 Preferred B shares, at a price per share of $5.86, for total consideration of $1,395, net of issuance expenses of $162.

In addition, the Company granted the investors warrants to purchase 80,492 Preferred B shares at an exercise price of $5.86 per share, exercisable upon the earlier of June 30, 2006 or the closing of a financing of at least $5,000 at a pre-money valuation of at least $40,000.

76,395 warrants were exercised into Preferred B shares in 2006. The remaining warrants were cancelled on April 23, 2006.

7.
Pursuant to the investment agreement signed in September 2004, in February 2005, the Company issued 392,087 Preferred B shares, for total consideration of $2,165, net of issuance expenses of $132. In addition, $122 of the shareholder’s loan was converted into 20,802 Preferred B shares (see Note 8).

8.	In January 2006, the Company paid a finder’s fee of $31 by issuing to a non-employee 5,335 Ordinary shares at a price of $5.86 per share, for services rendered to the Company.

9.
In March 2006, the board of directors and the shareholders of the Company approved an increase of 9,668,104 shares to the authorized share capital and a recapitalization of the authorized share capital of the Company as follows: The authorized share capital of the Company shall be 17,578,370 shares divided into: (i) 12,304,859 Ordinary shares; (ii) 1,381,158 Preferred A shares; (iii) 1,883,397 Preferred B shares and (iv) 2,008,957 Preferred C shares.

10.	In April 2006, the Company issued 1,822,422 Preferred C shares at a price per share of $7.68 for gross proceeds of $14,000 (the “Series C Financing”).

11.	In connection with the Series C Financing, the Company paid $30 by issuing 3,905 Ordinary shares at a price of $7.68 per share.

All of the shares have NIS 0.01 par value as of December 31, 2006.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

e.	Finders’ fee warrants:

Under finders’ fee agreements, the following warrants are outstanding as of December 31, 2006:

Issuance date	Number of warrants	Exercisable into shares	Exercise price	Exercisable through

April 2002	8,432	Ordinary	$3.65	January 31, 2008
October 2003	13,378	Ordinary	$5.29	January 31, 2008
December 2004	2,560	Ordinary	$5.86	January 31, 2008
January 2005	9,745	Ordinary	$5.86	January 31, 2008
July 2005	39,660	Preferred B	$5.86	July 15, 2008
April 2006	33,585	Ordinary	$7.68	April 23, 2009

The fair value of the warrants granted was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions; risk-free interest rates of 4.4%, dividend yields of 0%, volatility factors of the expected market price of the Company’s shares of 90%, and a weighted-average expected life of the warrants of three years. Financial expenses related to the warrants amounted to $138 for the year ended December 31, 2005.

f.	Stock option plans:

1.	During 2001, the Company adopted the 2001 Israeli Share Option Plan (the “2001 Plan”), pursuant to which options may be granted to the Company’s officers, directors, employees and consultants.

Pursuant to the plan, the Company has reserved a total of 376,679 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan (the “2003 Plan”) pursuant to which options may be granted to the Company’s officers, directors, employees and consultants. Pursuant to the plan, the Company has reserved an additional 188,340 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In March 2005, the Company’s board of directors approved an increase in the shares available under the 2003 Plan of 401,791 shares to a total of 966,810 shares (including the 376,679 shares reserved under the 2001 Plan).

In July 2006, the Company adopted the 2006 Israeli Share Option Plan (the “2006 Plan”) pursuant to which options may be granted to the Company’s officers, directors, employees and consultants. Pursuant to the 2006 Plan, the Company has reserved an additional 452,024 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

Options granted under the 2001, 2003 and 2006 Plans typically vest, as set forth in each optionee’s option agreement, over three to five years and are exercisable until ten years from the grant of the option. Any options which are forfeited or unexercised, become available for future grants.

2.
In September 2005, the Company’s board of directors approved the acceleration of vesting of 5,274 unvested options, held by a former employee. As a result, the Company recorded additional compensation costs of $12.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

3.	A summary of the Company's stock option activity and related information for the year ended December 31, 2006, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2006	261,473	$1.15
Granted	654,382	$5.22
Exercised	(11,148)	$—
Forfeited	(57,116)	$4.83
Outstanding at December 31,2006	847,591	$4.06	8.89	$2,002
Vested and expected to vest	789,049	$3.93	8.85	$1,931
Exercisable at December 31,2006	262,123	$1.60	7.69	$1,161

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2006 was $5.01. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company ordinary shares on December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2006 was $ 62. As of December 31, 2006, there was $ 48 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.57 years. Total fair value of options vested for the twelve months ended December 31, 2006 was $ 145.

The following table summarizes information about options to employees outstanding at December 31, 2006 under the plans:

Exercise price	Options outstanding at December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2006	Average exercise price of options exercisable

$ 0	184,152	6.87	$—	157,701	$-
$3.50-$4.70	359,929	9.32	$3.54	93,501	$3.77
$6.15-$6.59	246,409	9.58	$6.46	10,921	$6.15
$9.23	57,101	9.67	$9.23	-	$-
	847,591	8.89	$4.06	262,123	$1.60

Deferred compensation with respect to options issued with an exercise price below the fair value of the Ordinary shares, is amortized ratably over the vesting period of the options. Compensation expenses recorded by the Company related to its stock-based employee compensation awards amounted to $815, $124 and $92 for the years ended December 31, 2006, 2005 and 2004, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

g.	Options issued to non-employees:

1.	The Company’s outstanding options to non-employees as of December 31, 2006, are as follows:

Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	41,151	$—	41,151	April 2012
July 2002	10,288	$—	10,288	July 2012
August 2002	10,288	$—	10,288	August 2012
May 2002	10,288	$—	10,288	May 2012
September 2002	7,534	$—	7,534	September 2012
January 2004	7,534	$—	5,493	January 2014
November 2004	29,084	$—	20,338	November 2014
December 2004	9,626	$4.10	9,626	December 2009
December 2004	2,511	$—	1,256	December 2014
March 2005	2,511	$—	1,151	March 2015
July 2005	27,439	$—	9,718	July 2015
August 2006	7,534	$6.59	—	August 2016
	165,788		127,131

2.
The Company had accounted for its options to non-employees under the fair value method of SFAS No.123 and EITF 96-18. All of the options, apart from two grants, were granted with an exercise price of $0, therefore their fair value was equal to the share price at the date of grant. The fair value of options granted with an exercise price other than $0 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 4.12%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 90%, and a weighted-average expected life of the options of approximately 5 years.

3.	During 2006, 2005 and 2004, the Company recorded $177, $124 and $28 as compensation expenses to non-employees, respectively.

4.	Options to purchase 32,394 and 7,534 Ordinary shares at an exercise price of $0 were granted during 2005 and 2002, respectively, and were exercised during 2005 and 2004, respectively.

NOTE 11: INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the Consumer Price Index (CPI). As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No.109”), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969 (the “Tax Law”):

The Company is an “industrial company”, as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s facilities in Israel have been granted “Approved Enterprise” status under the Law, and elected the “Alternative Benefits Track”. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%). Additionally, if the Company becomes a “foreign investors company”, as defined by the Law, as such it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership in each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled. As of December 31, 2006, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the “Alternative Benefits Track”, currently between 10%-25% for an “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise such as provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2006, the Company did not generate income under any of the above-mentioned laws.

d.	Tax rates applicable to the income of the Company:

Corporate tax in Israel:

Under an amendment to the Israeli Income Tax Ordinance enacted on July 25, 2005, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: INCOME TAXES (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2006	2005
Operating loss carryforward and deductions	$3,658	$3,784
Reserves, allowances and other	296	73
Net deferred tax asset before valuation allowance	3,954	3,857
Valuation allowance	(3,954)	(3,857)
Net deferred tax asset	$—	$—

The change in valuation allowance as of December 31, 2006 was $97.

As of December 31, 2006, the Company has provided valuation allowances of $3,954 in respect of deferred tax assets resulting from tax loss carryforwards, other temporary differences and tax withholding. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and the other temporary differences will not be realized in the foreseeable future.

f.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the “Approved Enterprise”.

g.	Net operating losses carryforwards:

The Company has accumulated losses and deductions for tax purposes as of December 31, 2006, in the amount of approximately $14,630 which may be carried forward and offset against taxable income in the future for an indefinite period.

h.	Income taxes for the twelve months ended December 31, 2006:

The Company has not recorded any tax expenses during the twelve months ended December 31, 2006, as the Company has losses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2006		2005		2004

Numerator for basic and diluted net loss per share -net loss available to Ordinary shareholders	$7,607		$5,843			$2,982
Weighted average shares outstanding:
Denominator for basic net loss per share	2,551,860		2,495,366			2,462,603
Effect of dilutive securities	—	(*)	—	(*)	(*)	—	(*)
Denominator for diluted net loss per share	2,551,860		2,495,366			2,462,603
Basic and diluted net loss per share	$2.98		$2.35			$1.19

(*) Anti-dilutive.

NOTE 13: FINANCIAL EXPENSES (INCOME)

	Year ended December 31,
	2006	2005	2004
Interest expenses on loans	$7	$18	$15
Interest income on short-term deposits	(486)	(97)	(8)
Foreign currency adjustments, net	(45)	54	(12)
Loss (gain) on marketable securities	(14)	—	3
Expenses related to warrants issued to non-employees(*)	—	138	—
Expenses related to convertible loan(**)	—	370	—
Amortization of discount on convertible loan(**)	—	177	—
	$(538)	$660	$(2)

(*) See also Note 10e.

(**) See also Note 7.

NOTE 14: RELATED PARTY TRANSACTIONS

a.	The Company received a loan from one of its shareholders (see Note 8). The loan was repaid in 2006.

b.
In August 2004, the Company entered into a consulting agreement with a related party for a period of 12 months for a monthly fee of $5. In addition, the Company paid $86 as special consulting fees to this related party. The agreement was terminated in November 2005.

c.
The Company paid a total of $368, $372 and $66 under finder’s fee agreements with related parties in 2006, 2005 and 2004, respectively. In addition, under those agreements, the Company granted warrants as detailed in Note 10e and recorded an expense of $138 in 2005.

d.	In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years for consideration of up to $100 (see Note 9d).

- - - - -