Form 20-F
period 2007-12-31
Rosetta Genomics Ltd.
filed 2008-06-26
CIK 1362959

As filed with the Securities and Exchange Commission on June 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
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

Amir Avniel, CEO and President
15 Exchange Place, Suite 500
Jersey City, New Jersey 07302
Tel: (201) 946-0561
Fax: (201) 946-0562
(Name, Telephone, E-mail and or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2007, the issuer had 11,910,744 ordinary shares outstanding and no preferred shares outstanding.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐     Accelerated Filer ☐     Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

As used in this Annual Report on Form 20-F (hereinafter referred to as this “Annual Report”), references to “we”, “our”, “us”, “Rosetta” or the “Company” are references to Rosetta Genomics Ltd., a company organized under the laws of the State of Israel, and its wholly owned subsidiary, Rosetta Genomics Inc., a Delaware corporation, unless indicated otherwise.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S GAAP). The following financial data for the years ended December 31, 2005, 2006 and 2007, for the period from March 9, 2000 (date of inception) through December 31, 2007 and as of December 31, 2006 and 2007 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2003 and 2004 and as of December 31, 2003, 2004 and 2005 have been derived from our audited financial statements which are not included in this Annual Report. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Period from March 9, 2000 (date of inception) through December 31,
	2007	2006	2005	2004	2003	2007
	(In thousands, except share and per share data)
Consolidated Statements of Operations:
Operating expenses:
Research and development	$6,400	$4,781	$3,173	$2,041	$1,919	$19,499
Marketing and business development	1,742	1,504	865	431	—	4,541
General and administrative	2,903	1,860	1,145	512	428	7,337
Operating loss	$11,045	$8,145	$5,193	$2,984	$2,347	$31,377
Financial expenses (income), net	3,616	(538)	660	(2)	(42)	4,115
Net loss	$14,661	$7,607	$5,843	$2,982	$2,305	$35,492
Basic and diluted net loss per ordinary share	$1.32	$2.98	$2.35	$1.19	$0.96
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	11,142,149	2,551,860	2,495,366	2,462,603	2,401,300

	As of December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,590	$5,228	$4,917	$1,514	$1,052
Short-term bank deposits	112	5,149	—	—	—
Marketable securities	8,251	386	—	102	1,529
Working capital	20,385	11,141	3,645	969	2,347
Total assets	26,038	13,243	5,369	2,081	3,136
Convertible loan	—	—	6,230	—	—
Long-term liabilities	568	601	122	42	—
Total shareholders’ equity (deficiency)	23,605	11,099	(2,323)	1,291	2,241

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

We have concentrated our efforts on diagnostic and therapeutic product research in the new field of microRNAs. To date, no one has applied for, or been granted, regulatory approval to market diagnostic or therapeutic products based on microRNAs. The scientific discoveries that form the basis for our efforts to develop new diagnostic and therapeutic products are relatively new. The scientific evidence to support the feasibility of developing products based on these discoveries is both preliminary and limited. Further, our focus solely on developing microRNA-based diagnostic and therapeutic products as opposed to multiple or more proven technologies for the development of diagnostic and therapeutic products increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in developing microRNA-based products, we may be required to change the scope and direction of our product development activities. In that case, if we are not be able to identify and successfully implement an alternative product development strategy, our business may fail.

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

If we are unsuccessful in accomplishing these objectives, we may not be able to raise capital, develop products, expand our business or continue our operations.

We have a history of losses and may never be profitable.

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2007, we had an accumulated deficit of $35.5 million. We had a net loss of $14.7 million for the year ended December 31, 2007. Furthermore, we do not expect to generate any significant revenues from the sale of diagnostic or therapeutic products in the near future. We expect our annual operating losses to increase over the next several years as we expand our efforts to discover, develop and commercialize diagnostic and therapeutic products based on microRNAs. We anticipate that the majority of any revenues we generate over the next several years will be from collaborations and licensing arrangements with pharmaceutical, biotechnology or diagnostic companies and diagnostic products using our microRNA technology that may be commercialized. We cannot be certain, however, that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that any diagnostic products based on our technologies will achieve market acceptance. If we are unable to secure revenues from collaborations and the sale of products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostic and therapeutic products without raising additional funds from other sources.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations.

We have used substantial funds to discover, develop and protect our microRNA technologies and will require substantial additional funds to conduct further research and development, including any required preclinical testing and clinical trials of any diagnostic or therapeutic product, and to manufacture and market any products that are approved for commercial sale. Because the successful development and commercialization of microRNA-based diagnostic and therapeutic products is uncertain, we are unable to estimate the actual funds we will require to develop, obtain required regulatory approval and commercialize them. The timing of our need for additional funds will depend on a number of factors, many of which are difficult to predict or are outside of our control, including:

•	progress in our research and development programs;

•	the resources, time and costs required to initiate and complete development and any required preclinical studies and clinical trials, and obtain any required regulatory approvals;

•	the timing, receipt, and amount of milestone, royalty and other payments from present and future collaborators, if any;

•	costs necessary to protect our intellectual property; and

•	the timing, receipt and amount of sales, if any, by us of any approved products.

If our estimates and predictions relating to these factors are incorrect, we may need to modify our operating plan. We will be required to seek additional funding in the future and intend to do so through collaborative arrangements and public or private equity offerings and debt financings. However, additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, products in development or approved products that we would otherwise pursue on our own.

If uncertainties in the credit and capital markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any ongoing investments in our portfolio, we may incur additional impairments to our long term investment portfolio, which could affect our financial condition, liquidity, cash flow and results of operations.

As of December 31, 2007, we had $7.4 million of principal invested in Auction Rate Securities, or ARS, rated AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, we revalued our ARS portfolio, based on a valuation model, and as a result, we have recorded an impairment charge of $5 million in our statement of operations to reflect other than temporary decline in the value of our investment in ARS. We believe that based on our current cash, cash equivalents and marketable securities balances at December 31, 2007 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on our liquidity, cash flow or our ability to fund our operations through at least the second quarter of 2009. However, if uncertainties in the credit and capital markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any ongoing investments in our portfolio (including on ARSs), we may incur additional impairments to our long term investment portfolio, which could affect our financial condition, liquidity, cash flow and results of operations.

Fluctuations in currency exchange rates of the New Israeli Shekel vs. the U.S. dollar may have a significant impact on our reported results of operations

Fluctuations in currency exchange rates may have a significant impact on our reported results of operations. Although our reporting currency is the U.S. dollar significant portion of our expenses are denominated in New Israeli Shekels, or NIS. In periods when the U.S. dollar is devalued against the NIS, our reported results of operations may be adversely affected. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations.

Risks Related to Our Intellectual Property

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostic and therapeutic products will be harmed.

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the U.S., Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of June 10, 2008, our patent portfolio included a total of two issued U.S. patents, 65 pending patent applications worldwide, consisting of 39 U.S. patent applications, two of which received notice of allowance, eight PCT applications, five applications that were nationalized in Europe, three applications nationalized in Israel, and two applications nationalized in Japan, Canada, Australia, China and India. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable, so even issued patents may not be valid or enforceable against third parties.

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

If we are found to infringe upon intellectual property rights of third parties, we could be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenues sufficient to sustain our operations. Moreover, we expect that a number of our collaborations will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business, such as our agreements with The Rockefeller University, Max Planck Innovation GmbH, or Max Planck, and Johns Hopkins University. We intend to enter into additional licenses of intellectual property with third parties in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications which we have licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Under our license agreements with The Rockefeller University, if Rockefeller University fails to prosecute the patents we licensed, we have the right to prosecute the patents and pursue litigation against any infringement of such patents. Under our license agreement with Max Planck for diagnostic purposes, we have the responsibility to assist in the prosecution of any patent infringement actions undertaken by Max Planck. Under our license agreement with Max Planck for research purposes, Max Planck controls the filing, prosecution, maintenance and abandonment of all patents. Under our agreement with Johns Hopkins University, Johns Hopkins is responsible for prosecution and maintenance of patents, and we have the right but not the obligation to enforce the patents against any infringement by third parties.

If we fail to comply with our obligations under any licenses or related agreements, we could lose license rights that may be necessary for developing microRNA-based diagnostic and therapeutic products.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us. Such obligations may include:

•	royalty payments;

•	annual maintenance fees;

•	payment of fees relating to patent prosecution, maintenance and enforcement;

•	maintaining insurance coverage; and

•	using commercially reasonable efforts to develop products using the licensed technology.

If we breach any of our obligations under our licenses, the licensor may have the right to terminate the license, which could result in our being unable to develop, manufacture and sell products that are covered by the licensed technology or a competitor’s gaining access to the licensed technology.

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

Risks Related to Development, Clinical Testing and Regulatory Approval of Diagnostic and Therapeutic Products

We, our collaborators and third-party licensees developing diagnostic tests applying our microRNA technology are subject to a variety of regulatory frameworks.

We have a four-part business model as described in detail in “Item 4. Information on the Company - B. Business Overview.” Under this business model, we have four lines of business: (1) RG Laboratory Tests; (2) RG Diagnostic Products; (3) RG MicroRNA Technology; and (4) RG Therapeutic Products, each of which is referred to as a “Line of Business” herein. Each Line of Business is designed to capitalize on a number of different approaches to the development and commercialization of microRNA-based products and presents unique challenges and risks, which are set forth in more detail herein.

In addition, there are certain risks that are applicable to every Line of Business. We, our collaborators and third-party licensees developing diagnostic tests applying our microRNA technology are subject to a variety of regulatory frameworks promulgated by both the federal government and the states in which they, and we conduct, or will conduct, business, including:

•	the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and state clinical laboratory licensure laws and regulations;

•	Federal Food, Drug, and Cosmetic Act laws and regulations and applicable state public health laws;

•	Medicare billing and payment regulations applicable to clinical laboratories;

•	Federal Medicare and Medicaid Anti-kickback Law and state anti-kickback prohibitions;

•	Federal physician self-referral prohibition, commonly known as the Stark Law, and the state equivalents;

•	Federal Health Insurance Portability and Accountability Act of 1996;

•	Medicare civil money penalty and exclusion requirements; and

•	Federal civil and criminal False Claims Act.

The growth of our business may increase the potential of violating these laws. The risk of us, our collaborators or third-party licensees being found in violation of these laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us, or any business partners, for violation of these laws or regulations, even if we or they successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If their or our operations are found to be in violation of any of these laws and regulations, they or we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, and they or we could be required to curtail or cease operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Any diagnostic tests that may be developed by us or others using our microRNA technology may be subject to regulatory approval, which can be lengthy, costly and burdensome.

Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory developed tests, or LDTs. We expect that the first diagnostic tests applying our microRNA technology will be launched as laboratory developed tests, or LDTs, by third-party CLIA-certified clinical laboratories that license our RG MicroRNA Technology and develop their own LDTs and/or by us as RG Laboratory Tests if we are successful in acquiring or opening a CLIA-certified laboratory. While in vitro diagnostic tests that are sold and distributed through interstate commerce are regulated as medical devices by the U.S. Food and Drug Administration, or FDA, most LDTs currently are not subject to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation. While we believe these initial diagnostic products should not be subject to regulation under established FDA policies, these tests may fall under FDA regulation as medical devices.

Although the first clinical laboratory tests applying our microRNA technology are being developed as LDTs regulated under CLIA and state laboratory laws, these tests may fall under FDA regulation as medical devices in the future. In September 2006, the FDA issued draft guidance on a new class of tests called “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. Under this draft guidance, some LDTs, including some that may be developed by applying our microRNA technology, may be determined to be IVDMIAs and could be classified as Class II or Class III medical devices, which may require varying levels of FDA pre-market review depending upon intended use and on the level of control necessary to assure the safety and effectiveness of the test. In July 2007, the FDA posted revised draft guidance on IVMDIAs that includes an 18 month transition period of FDA enforcement discretion following release of final guidance for currently available tests if the laboratory submits a pre-market review submission within 12 months of the publication of final guidance. The comment period for this revised guidance expired in October 2007, and it is not clear whether or when FDA may finalize this draft guidance.

We cannot provide any assurance that FDA regulation, including pre-market review, will not be required in the future for LDTs applying our microRNA technology. Extension of FDA regulation to LDTs may occur through new enforcement policies adopted by the FDA or new legislation enacted by Congress. If pre-market review is required, our business could be negatively impacted because the CLIA-certified laboratories offering LDTs applying our microRNA technology (including any such laboratories owned and/or operated by us in the future) may be required to stop selling these LDTs pending pre-market clearance or approval. If LDTs applying our microRNA technology are allowed to remain on the market but there is uncertainty about the tests or if these are labeled investigational by the FDA, orders or reimbursement may decline.

If FDA regulation is extended to LDTs applying our microRNA technology, the regulatory approval process may involve, among other things, successfully completing clinical trials and submitting a pre-market clearance notice or filing a pre-market approval application, or PMA, with the FDA. If pre-market review is required by the FDA, there can be no assurance that LDTs applying our microRNA technology will be cleared or approved on a timely basis, if at all. Ongoing compliance with the FDA regulations would increase the cost of conducting business for laboratories offering LDTs applying our microRNA technology (including any such laboratories owned and/or operated by us in the future), and subject those laboratories to inspection by FDA, to the requirements of FDA, and penalties for failure to comply with these requirements. Should any of the reagents used in conducting tests applying our microRNA technology be affected by future regulatory actions, our business could be adversely affected by those actions because the clinical laboratories using our microRNA technology could incur increased costs of testing or could experience delays, limitations or stoppages in their ability to purchase reagents necessary to perform testing.

The clinical laboratories performing tests applying our microRNA technology are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. To renew CLIA certification, the laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of these laboratories.

In addition to CLIA, laboratories are also required to maintain licenses to conduct testing in the states where the laboratories are located. These states establish standards for day-to-day operation of the clinical laboratory, including the training and skills required of personnel and quality control. Moreover, several states require that laboratories hold licenses to test specimens from patients residing in those states. Finally, laboratories applying our microRNA technology when performing testing on specimens from foreign countries may be subject to regulation in foreign jurisdictions.

If clinical laboratories performing clinical laboratory tests using our microRNA technology were to lose their CLIA certification or state licensure, whether as a result of a revocation, suspension or limitation, those laboratories would no longer be able to offer and sell tests applying our microRNA technology, which would limit our revenues and harm our business. If the laboratories were to lose their licenses in other states where they are required to hold licenses, they would not be able to test specimens from those states.

LDTs applying our microRNA technology may require clinical trial testing, which can be lengthy, costly and burdensome.

If the FDA decides to regulate LDTs applying our microRNA technology, it may require extensive pre-market clinical testing prior to submitting a regulatory application for commercial sales of such an LDT. If we or laboratories licensing our microRNA technology are required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase LDT development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial.

It also may be necessary to engage contract research organizations to perform data collection and analysis and other aspects of these clinical trials, which might increase the cost and complexity. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, these clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and regulatory clearance or approval for tests applying our technology may not be obtainable. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to conduct timely clinical trials.

Any RG Diagnostic Products developed using our microRNA technology will be regulated by the FDA as medical devices.

In addition to licensing our microRNA technology to third-party clinical laboratories for use in the development of their own LDTs and developing our own RG Laboratory Tests, we intend to develop RG Diagnostic Products, including in vitro diagnostic test kits, using our microRNA technology. Unlike LDTs, in vitro diagnostic test kits are not offered solely by the laboratory that developed them, rather they are shipped through interstate commerce and sold. In the United States, diagnostic products, including in vitro diagnostic test kits, are regulated by the FDA as medical devices. Accordingly, before any RG Diagnostic Product, including any in vitro diagnostic test kit, can be marketed by us or a collaborator, we or the collaborator must obtain marketing clearance or approval from the FDA.

Medical devices are cleared or approved by the FDA through either a pre-market notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act or the FDA’s approval of a pre-market approval application, or PMA, unless the particular class of product is exempt from pre-market review.

A 510(k) pre-market notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that does not require pre-market approval. In evaluating the 510(k), the FDA must determine that (1) the device (a) has the same intended use as the predicate device and (b) has the same technological characteristics as the predicate device; or that (2) the device (a) has the same intended use as the predicate device and (b) has different technological characteristics, but the information submitted contains information, including clinical or scientific data if deemed necessary by the FDA, that demonstrates (i) that the device is as safe and as effective as a legally marketed device and (ii) the device does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance, but it is possible that the FDA will require that we, or a collaborator, submit clinical trial data regarding the validity of the microRNA technology underlying the RG Diagnostic Product under consideration.

The PMA process, on the other hand, is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by more detailed and comprehensive scientific evidence than a 510(k) notice, including clinical trial data to demonstrate the safety and efficacy of the device. Therefore, it is likely that Rosetta Genomics, or a collaborator, will be required to submit clinical trial data regarding the validity of the microRNA technology underlying the RG Diagnostic Product under consideration. A PMA can take several years to complete and there is no assurance that any submitted PMA will be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold.

We may be unable to obtain regulatory approval of any RG Therapeutic Products that we or a collaborator may develop.

Any RG Therapeutic Products that we or our collaborators may develop will be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the United States and in many foreign jurisdictions before a new therapeutic product can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain FDA and other approvals for therapeutic products is unpredictable but typically exceeds several years following the commencement of clinical trials. It is possible that none of the RG Therapeutic Products we or our collaborators may develop will obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them.

Furthermore, the FDA has not yet established any definitive policies, practices or guidelines in relation to the newly discovered class of therapeutic products we seek to develop as RG Therapeutic Products. The lack of such policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our collaborators may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the development of RG Therapeutic Products. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular RG Therapeutic Product.

Furthermore, any regulatory approval to market an RG Therapeutic Product may be subject to limitations on the indicated uses for which we may market. These limitations may limit the size of the market for the RG Therapeutic Product. Any RG Therapeutic Products that we or our collaborators may develop will also be subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Therefore, approval by the FDA of an RG Therapeutic Product does not assure approval by regulatory authorities outside the United States.

We have no experience in conducting, managing or sponsoring clinical trials for potential RG Diagnostic Products or RG Therapeutic Products.

We have no experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for any RG Diagnostic Products or RG Therapeutic Product, and we intend to rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform these functions. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we might be required to replace them, which may result in a delay of the affected trial.

Even if we obtain regulatory approvals, our RG Diagnostic Products and RG Therapeutic Products will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market these products and our business would be seriously harmed.

Following any initial regulatory approval of any RG Diagnostic Products or RG Therapeutic Products we or our collaborators may develop, the approved products will also be subject to continuing regulatory review, including the review of adverse experiences and clinical results that are reported after our products are made commercially available. This would include results from any post-marketing tests or monitoring required as a condition of approval, and any unsolicited post-market reporting from physicians regarding their patients’ experiences with such products. The manufacturer and manufacturing facilities we or our collaborators use to make any approved RG Diagnostic Products or RG Therapeutic Products will also be subject to periodic review and inspection by the FDA. The discovery of any previously unknown problems with tsuch manufacturer or facility may result in restrictions on the RG Diagnostic Product or RG Therapeutic Product, manufacturer or facility, including withdrawal of the product from the market. The promotion and advertising of any approved RG Diagnostic Products or RG Therapeutic Products will also be subject to ongoing regulatory requirements and continuing FDA review. If we or our collaborators fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions, criminal prosecutions, and civil suits by patients, and the legal expenses associated with responding to these enforcement actions.

If we or our collaborators, or any third party manufacturers with which we may enter into agreements in the future, fail to comply with regulatory laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell microRNA-based diagnostic and therapeutic products and may harm our reputation.

If we or our collaborators, or any third party manufacturers with which we may enter into agreements in the future fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect the ability to successfully develop, market and sell diagnostic tests or therapeutic products using our microRNA technology and could harm our reputation and lead to reduced acceptance of such products by the market. These enforcement actions include:

•	warning letters;

•	recalls, public notification or medical product safety alerts;

•	restrictions on, or prohibitions against, marketing such products;

•	restrictions on importation of such products;

•	suspension of review or refusal to approve new or pending applications;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions;

•	civil and criminal penalties and fines; and

•	debarment or other exclusions from government programs and research.

In addition, clinical research subjects and/or patients could bring civil actions against us and/or our collaborators for tort and contract actions relating to their participation in clinical trials or the use of the test or product in their treatment or diagnosis.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development activities involve the use of hazardous and chemicals materials, and we maintain quantities of various flammable and toxic chemicals in our facilities in Israel and the United States. We believe our procedures for storing, handling and disposing these materials in our Israel and U.S. facilities comply with the relevant guidelines of the State of Israel and the United States. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Risks Related to Competition and Commercialization

We do not currently own or operate a certified laboratory in order to provide RG Laboratory Tests.

Before we can develop, validate and offer our own RG Laboratory Tests, we will need to acquire a certified laboratory or build and obtain certification and licensure for our own laboratory. On June 5, 2008 we signed a binding term sheet to acquire Parkway Clinical Laboratories Inc., or Parkway, a privately-held CLIA-certified lab located in Bensalem, Pennsylvania. The closing of the acquisition is subject to certain closing conditions, including completion of financial, accounting, operating, legal and regulatory due diligence by us and receipt of all necessary approvals and consents. Accordingly, we cannot provide any assurance that this acquisition will close on a timely basis, or at all. If we are unable to close the acquisition of Parkway, we do not know if we will be able to identify an appropriate laboratory with the necessary regulatory approvals and with qualified staff to develop and validate RG Laboratory Tests. Delays in identifying an appropriate laboratory target would delay our development and commercialization of our own RG Laboratory Tests, which would reduce our revenues. If we need to build and license our own laboratory, it would take time and substantial resources to build the laboratory and obtain applicable licenses and certifications.

The intensely competitive biotechnology market could diminish demand for RG Diagnostic Products or RG Therapeutic Products or for LDTs applying our RG MicroRNA Technology.

The biopharmaceutical market is intensely competitive and rapidly changing. Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we, our collaborators, or third-party licensees are targeting or expect to target. We and they will face intense competition from products that have already been approved and accepted by the medical community for the diseases for which we or they may develop products. We, our collaborators, or third-party licensees also expect to face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we, our collaborators, or third-party licensees also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNA technologies. We are aware of several other companies, including some of our current collaborators, that are working to develop microRNA-based diagnostic and therapeutic products, including Alnylam Pharmaceuticals, Inc., Asuragen, the Celera Group of Applera Corporation, Exiqon A/S, Invitrogen Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Sirna Therapeutics, Inc., Regulus Therapeutics and others. Any of these companies may develop microRNA-based products more rapidly and more effectively than we or our collaborators will. If we are unable to compete effectively with existing products, new treatment methods and new technologies, we, our collaborators or third-party licenseees may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

Our competitors may develop or commercialize products with significant advantages over any diagnostic tests or therapeutic products we, our collaborators or third-party licensess may develop. Our competitors may therefore be more successful in commercializing their products than we, our collaborators, or third party licensees are, which could adversely affect our competitive position and business.

Reimbursement for LDTs applying our microRNA technology and for RG Diagnostic Products and RG Therapeutic Products may be difficult to obtain and maintain at levels consistent with our business plans.

Physicians and patients may decide not to order LDTs applying our microRNA technology or to purchase RG Diagnostic Products or RG Therapeutic Products unless third-party payors, such as managed care organizations, as well as government payors, such as Medicare and Medicaid, pay all or a substantial portion of the price. In addition, there is significant uncertainty concerning third-party reimbursement of any test or product incorporating new technology, including tests or other products applying our microRNA technology. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that diagnostic or therapeutic products using our microRNA technology are:

•	not experimental or investigational,

•	medically necessary,

•	appropriate for the specific patient,

•	cost-effective, and

•	supported by peer-reviewed publications.

Since each payor makes its own decision as to whether to establish a policy to cover LDTs, and may establish a policy regarding new technologies, seeking these approvals is a time-consuming and costly process. To date, neither we nor any clinical laboratories developing tests applying our microRNA technology have secured policy-level reimbursement approval from any third-party payors for any test applying our microRNA technology. We cannot be certain that coverage for any of diagnostic tests applying our microRNA technology or for any RG Therapeutic Products will be provided in the future by any third-party payors or that payment policies will be favorable in the future.

Third party payors, government payors and health plans, including managed care organizations as well as Medicare, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reductions in the reimbursement rates of other third-party payors have occurred and may occur in the future. These measures have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry. Several entities conduct technology assessments of new medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payors, government payors and health plans, as grounds to deny coverage for a test or procedure.

If we or any clinical laboratories developing tests applying our microRNA technology are unable to obtain coverage from third party payors, government payors or health plans, or if the amount reimbursed is inadequate, our ability to generate revenues could be limited. Even if diagnostic tests and/or therapeutics using our microRNA technology are being reimbursed, payors and health plans may withdraw their coverage policies or cancel contracts with clinical laboratories at any time or stop paying for these diagnostic tests and therapeutics, which would reduce our revenues.

The market may not be receptive to any diagnostic tests or therapeutic products using our microRNA technology upon their commercial introduction.

Any diagnostic tests or therapeutic products using our microRNA technology that we, our collaborators or third-party licensees are developing are based upon new technologies or diagnostic or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a microRNA-based approach. As a result, it may be more difficult for us, our collaborators or third-party licensees to convince the medical community and third-party payors to accept and use such tests and products. Other factors that we believe will materially affect market acceptance of diagnostic tests or therapeutic products using our microRNA technology include:

•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration;

•	the success of physician education programs;

•	the availability of alternative diagnostic and therapeutic products; and

•	the pricing of such tests or products, particularly as compared to alternatives.

Risks Related to Our Dependence on Third Parties

We may not be able to execute our business strategy if we are unable to enter into collaborations with other companies that can provide capabilities and funds for the development and commercialization of our RG Diagnostic Products or RG Therapeutic Products.

We do not have any capability for sales, marketing or distribution and have limited capabilities for product development including obtaining regulatory approval of RG Diagnostic Products or RG Therapeutic Products. Accordingly, we may enter into collaborations with pharmaceutical, biotechnology or diagnostic companies to jointly develop specific RG Diagnostic Products or RG Therapeutic Products and to jointly commercialize them if they are approved. In such collaborations, we would expect our collaborators to provide substantial capabilities in clinical development, regulatory affairs, marketing and sales. While such agreements would provide us with an opportunity to develop RG Diagnostic Products or RG Therapeutic Products, they may necessitate a reliance on our collaboration partner in numerous aspects of the research and development, regulation, manufacturing, marketing and sales of these products. We may not be successful in entering into any additional collaborations on favorable terms or maintaining any such collaborations into which we enter. In addition, while such agreements would provide us with opportunities, they would also require us to share the down-stream profits with our collaborators, thereby reducing our ability to fully capitalize on sales.

If any collaborator terminates or fails to perform its obligations under agreements with us, the development and commercialization of RG Diagnostic Products or RG Therapeutic Products could be delayed or terminated.

Our expected dependence on collaborators for certain capabilities and funding means that our business would be adversely affected if any collaborator terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to RG Diagnostic Products or RG Therapeutic Products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product. If a collaborator terminates its collaboration with us, for breach or otherwise, it would be difficult for us to attract new collaborators and it could adversely affect how we are perceived in the business and financial communities. In addition, a collaborator could determine that it is in its financial interest to:

•
pursue alternative technologies or develop alternative products, either on its own or jointly with others, that may be competitive with the product or products on which it is collaborating with us or which could affect its commitment to the collaboration with us;

•	pursue higher priority programs or change the focus of their development programs, which could affect the collaborator’s commitment to us; or

•
if it has marketing rights and obligations, choose to devote fewer resources to the marketing of our RG Diagnostic Products or RG Therapeutic Products, if any are approved for marketing, than they do for products of their own development, or of their co-development with third parties.

If any of these occur, the research, development and commercialization of one or more RG Diagnostic Products or RG Therapeutic Products could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

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

We have no manufacturing experience or resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our RG Diagnostic Products or RG Therapeutic Products.

We have no manufacturing experience. In order to develop RG Diagnostic Products or RG Therapeutic Products and/or apply for regulatory approvals and commercialize RG Diagnostic Products or RG Therapeutic Products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities. Manufacturing of RG Diagnostic Products and RG Therapeutic Products must comply with the Quality System Regulation, or QSR, and the Current Good Manufacturing Practice, or cGMP, respectively, each of which imposes testing, control, documentation and other quality assurance procedures. The manufacturing process for any RG Diagnostic Products or RG Therapeutic Products that we or our collaborators may develop is an element of the FDA approval process and we will need to contract with manufacturers who can meet the FDA requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any RG Diagnostic Products or RG Therapeutic Products, we also expect to rely on third parties, including our collaborators, to produce materials required for commercial production. We may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing, or to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our RG Diagnostic Products or RG Therapeutic Products.

We currently have no sales, marketing or distribution experience and may depend significantly on third parties to commercialize microRNA-based diagnostic tests or therapeutic products we may develop.

We currently have no sales, marketing or distribution experience. We will need to rely on our collaborators or other third parties to commercialize any RG Laboratory Tests, such as LDTs we may develop, or any approved RG Diagnostic Products or RG Therapeutic Products, or we will need to internally develop such capabilities. In addition, we expect that the first diagnostic tests applying our RG MicroRNA Technology will be launched in 2008 by CLIA-certified clinical laboratories to which we license RG MicroRNA Technology. We will have limited or no control over the sales, marketing and distribution activities of these laboratories, and our future revenues will depend on the success of the efforts of our collaborators and these third party licensees. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, and we will face a number of additional risks, including:

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

We are highly dependent upon certain of our senior management and scientific staff. The loss of the service of these persons may significantly delay or prevent our achievement of product development and other business objectives. Our employment agreements with our key personnel are terminable by the employee at any time with notice. Additionally, although we have generally been successful in our recruiting efforts, we face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery into one that develops and commercializes microRNA-based diagnostic tests and therapeutic products.

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

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of diagnostic and therapeutic products. Product liability claims could delay or prevent completion of our clinical development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs, and potentially a mandatory or voluntary recall of our products or other significant enforcement action, or limitations on the indications for which they may be used, or suspension or withdrawal of approval. We currently have insurance for our cancer programs covering liability in an amount up to $1 million per incident and up to $3 million in the aggregate. We plan to obtain insurance for all research programs at appropriate levels prior to initiating any required clinical trials and at higher levels prior to marketing any of approved products. Any insurance we obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates an office in Jersey City, New Jersey and we have signed a binding term sheet to acquire a CLIA-certified laboratory in Bensalem, Pennsylvania. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

•	fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of our international operations;

•	difficulty managing operations in multiple locations, which could adversely affect the progress of our product development programs and business prospects;

•	local regulations that may restrict or impair our ability to conduct pharmaceutical and biotechnology-based research and development;

•	foreign protectionist laws and business practices that favor local competition;

•
failure of local laws to provide the same degree of protection against infringement of our intellectual property, which could adversely affect our ability to develop products or reduce future product or royalty revenues, if any, from products we may develop;

•	laws and regulations governing U.S. immigration and entry into the United States that may restrict free movement of our employees between Israel and the United States; and

•	laws and regulations governing U.S. immigration and entry into the United States that may restrict employment of Israeli citizens in our U.S. facilities.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Under the current rules of the SEC, we are now required to comply with the management assessment of internal control over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002. We have evaluated our internal control systems to allow management to report on our internal control over financial reporting. We have not identified any internal control deficiencies that constitute a “material weakness” under applicable SEC and Public Company Accounting Oversight Board rules and regulations or that otherwise would materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We cannot guarantee that we or our auditors will not identify material weaknesses or significant control deficiencies in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting.

Risks Related to Israeli Law and Our Operations in Israel

For the years ended December 31, 2006 and 2007, we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and there may be negative tax consequences for holders of our ordinary shares who are U.S. residents and do not make certain timely tax elections.

We are deemed to be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we are also deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC in 2003, but not in 2004 or 2005. We were a PFIC in 2006 and 2007. Accordingly, for any U.S. shareholders who held our ordinary shares during 2006 or 2007 or holds shares in any subsequent year that we are deemed a PFIC that does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain recognized by a U.S. shareholder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, “excess distributions” would be taxed at the highest rates applicable to ordinary income, rather than the potential 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. PFIC status is determined annually and cannot be definitively determined until the close of the year in question. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it might be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who held or hold ordinary shares during a period when we are a PFIC (including 2006 and 2007) will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election.

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

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a majority of our assets and the assets of these persons are located outside of the United States Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Being a foreign private issuer exempts us from certain SEC and Nasdaq requirements.

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

In addition, under the rules and regulations of The Nasdaq Stock Market, a foreign private issuer may follow its home country practice in lieu of certain Nasdaq listing requirements. For example, in November 2007, our Board of Directors authorized an increase of 500,000 ordinary shares for issuance under our Global Share Incentive Plan (2006), or 2006 Plan. Generally, under Nasdaq’s continued listing requirements, such an increase would require shareholder approval. However, we chose to follow our home country practice, which does not require shareholder approval, and did not seek or receive shareholder approval for the increase in shares under the 2006 Plan. Because of these SEC and Nasdaq exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Risks Related to Our Ordinary Shares

Insiders own a significant percentage of our outstanding ordinary shares and could delay or prevent a change in corporate control.

Our directors and executive officers, together with their affiliates, beneficially own, in the aggregate, approximately 21.0% of our outstanding ordinary shares. This concentration of ownership may harm the market price of our ordinary shares by:

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

We were incorporated in Israel on March 9, 2000. Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-8-948-4755. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 15 Exchange Place, Suite 500, Jersey City, New Jersey 07302-3914, and its telephone number is (201) 946-0561. Rosetta Genomics Inc. serves as our agent for service of process in the United States. Our web site address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

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

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $784,000 in 2007, $267,000 in 2006 and $155,000 in 2005. Our capital expenditures during 2007, 2006 and 2005 consisted primarily of laboratory equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

B. BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic and therapeutic products based on a recently discovered group of genes known as microRNAs. MicroRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in regulating protein production. Proteins control most biological processes and thus we believe that microRNAs as their regulators have the potential to form the basis of a novel class of diagnostic tests and therapies for many serious illnesses. We have a four-part business model (each of which is referred to herein as a “Line of Business”) designed to capitalize on a number of different approaches to the development and commercialization of microRNA-based therapies and diagnostics:

(1)
RG Laboratory Tests: Under our “RG Laboratory Tests” Line of Business, we intend to establish a CLIA-certified laboratory in the United States so that we can develop and validate our own diagnostic tests applying our microRNA technology and offer diagnostic testing services through our own laboratory. We intend to either acquire a certified laboratory or set up a new laboratory facility and obtain all necessary regulatory approvals. On June 5, 2008 we signed a binding term sheet to acquire Parkway Clinical Laboratories Inc., or Parkway, a privately-held CLIA-certified lab located in Bensalem, Pennsylvania, for an aggregate purchase price of $2,900,000, consisting of $1,900,000 in cash and $1,000,000 of Rosetta’s ordinary shares, and an additional contingent payment of $300,000 payable upon the achievement of certain milestones. The closing of the acquisition is subject to (i) satisfactory completion of financial, accounting, operating, legal and regulatory due diligence by us, (ii) receipt of all necessary approvals and consents and (iii) negotiation and execution of a definitive purchase agreement and related agreements. Accordingly, we cannot provide any assurance that this acquisition will close on a timely basis, or at all.

(2)
RG Diagnostic Products: Pursuant to our “RG Diagnostic Products” Line of Business, we intend to develop, alone or in conjunction with others, diagnostic products, including in vitro diagnostic test kits applying our microRNA technology. Any such diagnostic product that is developed would fall into the category of FDA-regulated medical devices, and would require FDA approval before we or a collaborator could market such product. See “Item 4. Information on the Company - B. Business Overview - Regulatory” for a detailed description of the regulatory approval required for such products.

(3)
RG MicroRNA Technology: Pursuant to our “RG MicroRNA Technology” Line of Business, we intend to grant non-exclusive licenses to certain of our microRNA technology to third-party CLIA-certified laboratories, so that they then can use our technology to develop their own diagnostic tests. Under such arrangements we would expect to receive license and/or royalty fees.

(4)	RG Therapeutic Products: Pursuant to our “RG Therapeutic Products” Line of Business, we intend to develop, alone or in conjunction with others, therapeutic products applying our microRNA technology.

With respect to all four Lines of Business, we have decided to focus our initial efforts on cancer and women’s health, as studies have indicated that microRNAs play a role in various types of tumors and a number of different diseases and conditions affecting women’s health, including preeclampsia and pre-term labor.

We developed a discovery process that integrates proprietary computer-based algorithms and customized biological techniques in order to discover and biologically validate microRNAs. To date, we have filed patent applications with claims potentially covering hundreds of biologically validated human microRNAs and dozens of biologically validated viral microRNAs. In 2007, two U.S. patents were issued to us: one claiming a human microRNA gene and the other a microRNA gene encoded by HIV. In addition, we have reached licensing agreements with the three major academic institutions (John Hopkins University, Max Planck Innovation GmbH and The Rockefeller University) that hold a significant number of microRNAs, enabling us to have access to what we believe is the majority of known human and viral microRNAs. In addition, our patent applications cover thousands of genomic sequences that we have identified using our discovery process and believe are potential microRNA candidates.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostic and therapeutic products. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers, diseases and conditions affecting women’s health and infectious diseases. In oncology we are concentrating on lung and respiratory, gastrointestinal, breast, gyneco-oncology, hematology, uro-oncology, and brain cancers. We expect that the first diagnostic tests applying our microRNA technology will be launched as laboratory developed tests, or LDTs, by third-party CLIA-certified clinical laboratories that license our RG MicroRNA Technology and develop their own LDTs and/or by us as RG Laboratory Tests if we are successful in acquiring or opening a CLIA-certified laboratory. We currently expect that the first LDTs utilizing our microRNA technology will focus on:

1.	differentiation of squamous from non squamous non-small cell lung cancer;
2.	differentiation of mesothelioma from adenocarcinoma; and
3.	identification of the origin of the primary tumor of metastases (CUP).

In non-oncology indications, we are developing diagnostic solutions for women’s health, including tests for early detection of the potential for onset of preeclampsia and pre-term labor in pregnant women. In addition, we are initiating several programs to examine the role of human and viral microRNAs in order to potentially develop treatments for cancer and infectious diseases.

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

Rosetta Genomics was founded in 2000 with a different view regarding junk DNA. We believed that junk DNA actually contains hundreds, possibly thousands, of tiny RNA genes that encode small RNA molecules, later termed microRNAs, which play an important role in the regulation of protein production, and hence the onset and progression of disease. Prior to our formation, there was little scientific interest in microRNAs because they were not thought to exist in humans. The few academic institutions that were searching for human microRNAs were using labor-intensive, biological methods, making the discovery process costly and time consuming.

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

Using our discovery process, we demonstrated that the number of human microRNAs is significantly higher than what was previously believed. In 2005, a study confirming our hypothesis was published by us in Nature Genetics, the premier peer-reviewed journal in genetics. Today, we have discovered and filed extensive patent applications with claims potentially covering hundreds of biologically validated human microRNAs and dozens of validated viral microRNAs. We believe these microRNAs provide us a basis for the development of diagnostic and therapeutic products and other applications for cancer and other diseases.

We believe the growing interest in microRNAs has been fueled by another recently developed field of RNA technology that uses synthetically produced molecules known as small interfering RNAs, or siRNAs. A siRNA is designed to bind to and degrade a messenger RNA thereby decreasing the overall level of the protein produced by that messenger RNA. MicroRNAs can potentially be used either to decrease or increase the levels of proteins. Since microRNAs are naturally produced inhibitors of protein production, a synthetic molecule designed to mimic the activity of a microRNA can decrease the level of a protein produced in abnormally high amounts. On the other hand, a synthetic molecule designed to inhibit a microRNA would cause a decrease in the level of the microRNA and, consequently, an increase in the level of a beneficial protein. In addition, since microRNAs are naturally produced by cells, they can be used as indicators, or biomarkers, of disease, whereas siRNAs cannot be used as such since they are synthetically produced molecules.

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

There is strong scientific evidence indicating that microRNAs are important regulators of protein production, and as such, play a significant role in cellular processes, including the timing of cellular development, hematopoiesis (the formation of blood cellular components), fat metabolism, organogenesis (the development of internal organs), apoptosis (programmed cell death), cell proliferation and differentiation, and tumorigenesis (the formation of a tumor). As a result, although research in this area is preliminary, it is believed that microRNAs have a role in the onset and progression of many diseases, including cancer and infectious diseases. Accordingly, it is believed that microRNAs have the potential to form the basis for diagnostic and therapeutic products for such diseases, although no such products have been developed or commercialized to date, and there can be no assurance that any such products will ever be successfully developed and commercialized.

Our Strategy

Our goal is to become the leader in the development and commercialization of microRNA-based diagnostic and therapeutic products. Our key strategies to achieve this goal are as follows:

•
Build and maintain a strong intellectual property position. We believe we were the first commercial enterprise to focus on the emerging field of microRNAs. As a result, we believe we have developed an early and strong intellectual property position in the area of developing and commercializing microRNA-based diagnostic and therapeutic products. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences and then later file patent applications claiming composition-of-matter on microRNAs of commercial interest. We have also filed, and intend to continue to file, patent applications that claim method-of-use for specific diagnostic and therapeutic applications.

•
Pursue near-term diagnostic product opportunities. We believe that the sensitive and specific methods we have developed to extract and profile the expression of microRNAs in different biological samples, including frozen tissues, formalin-fixed-paraffin-embedded tissues, and various body fluids, including plasma, serum, urine, saliva and more, will enable the development of diagnostic tests based on microRNAs. We expect that the first diagnostic products applying our microRNA technology will be laboratory developed tests, or LDTs, developed and offered by CLIA-certified clinical laboratories. We expect to enter into license arrangements with academic and medical institutions to license our RG MicroRNA Technology for the development of their own LDTs. In addition, we intend to develop our own LDTs and offer them as RG Laboratory Tests, once we own and operate our own CLIA-certified laboratory. As a complement to our own microRNA discovery capabilities, we have in-licensed approximately 130 biologically validated human microRNAs, which were discovered in collaboration with us, from Johns Hopkins University for use in any application. We have also in-licensed microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs from the Rockefeller University for use in diagnostics, as well as microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs from Max Planck Innovation GmbH, the technology transfer agency of the Max Planck Society, for use in research and diagnostics.

•
Pursue RG Therapeutic Product opportunities in collaboration with others. We believe that we can take advantage of our microRNA discoveries and expertise to develop RG Therapeutic Products, and intend to do so with third-party collaborators. In addition to the 130 biologically validated human microRNAs, which we licensed from Johns Hopkins University for use in any application, we have also in-licensed microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs, from The Rockefeller University for therapeutic purposes. In addition, we believe microRNAs that are identified as biomarkers for a disease may also be used as the basis to develop RG Therapeutic Products to treat that disease.

•
Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading pharmaceutical, biotechnology and diagnostic companies, as well as prominent academic and medical institutions, to further develop and commercialize microRNA-based diagnostic andtherapeutic products. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attracting in additional collaboration partners.

MicroRNAs and Diagnostic Products

The Role of MicroRNAs in Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;

•	the exact type of the disease;

•	the severity of the disease;

•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;

•	the monitoring of success of a chosen therapy; and

•	the likelihood of disease recurrence.

We believe that using microRNAs as diagnostic biomarkers will enable the development of diagnostic products that can provide more accurate and comprehensive information to doctors and patients. Currently, many diagnostic tests are designed to detect abnormal levels of messenger RNAs or proteins. MicroRNA-based tests may prove superior to these tests because it is believed that microRNAs are closer to the biological origin of disease and many works have shown their involvement in disease processes, including the demonstration that microRNA are both diagnostic and prognostic markers. A change in the expression level of a single microRNA may affect the activity of dozens of messenger RNA genes, which in turn may affect the concentration of hundreds of proteins. In addition, microRNAs are very tissue specific and very stable in body fluids and tissue samples. Thus, we expect that by focusing our efforts on microRNAs, we can develop a less complex biomarker panel, resulting in a more specific and sensitive test. Furthermore, extracting microRNAs from tissue and body fluid samples is easier than extracting messenger RNAs because of the greater stability of microRNAs. In addition, amplification technologies, such as PCR, can potentially increase the sensitivity of a microRNA-based diagnostic test by generating millions of copies of a particular microRNA and thereby making it easier for the test to detect the presence of the microRNA. Since amplification technologies cannot be used with proteins, we believe microRNA-based diagnostic tests have the potential to be more sensitive than protein-based diagnostic tests.

Our Diagnostic Product Development Process

We are currently pursuing several diagnostic test development programs in the fields of oncology and women’s health. Our development process for diagnostic products consists of the following important steps:

•
Access to samples. As a prerequisite for clinical validation of diagnostics products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions in Israel and in the United States that provide us high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples of lung, colorectal, breast, brain, bladder, lymphoma, leukemia, liver and others. The sample collections include solid tumor samples, healthy tissue samples, and various body fluids such as blood, urine and sputum, as well as high quality tissue samples from archival pathology banks. Where relevant, samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.

•	RNA extraction. We utilize both commercial and our proprietary technologies to extract relevant microRNA from both tissue and body fluid samples.

•
Expression profiling. The identification of microRNA biomarkers requires sensitive and specific measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly, robustly and accurately perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.

•
Analysis. We analyze expression profiles to identify microRNA signatures which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our algorithmic expertise is one of our key advantages.

Our Commercial Applications for Diagnostic Products

Our commercial strategy for diagnostics is to utilize our position as a leader in the microRNA field to develop and commercialize microRNA-based diagnostic products, with an initial focus on cancer and women’s health. As noted above, we have four Lines of Business, the following three of which relate to the development by us or others of diagnostic products using our microRNA technology:

(1)
RG Laboratory Tests: Under our “RG Laboratory Tests” Line of Business, we intend to establish a CLIA-certified laboratory in the United States so that we can develop and validate our own diagnostic tests applying our microRNA technology and offer diagnostic testing services through our own laboratory. We intend to either acquire a certified laboratory or set up a new laboratory facility and obtain all necessary regulatory approvals. On June 5, 2008 we signed a binding term sheet to acquire Parkway Clinical Laboratories Inc., or Parkway, a privately-held CLIA-certified lab located in Bensalem, Pennsylvania. The closing of the acquisition is subject to certain closing conditions, including completion of financial, accounting, operating, legal and regulatory due diligence by us and receipt of all necessary approvals and consents. Accordingly, we cannot provide any assurance that this acquisition will close on a timely basis, or at all.

(2)
RG Diagnostic Products: Pursuant to our “RG Diagnostic Products” Line of Business, we intend to develop, alone or in conjunction with others, diagnostic products, including in vitro diagnostic test kits applying our microRNA technology. Any such diagnostic product that is developed would fall into the category of FDA-regulated medical devices, and would require FDA approval before we or a collaborator could market such product.

(3)
RG MicroRNA Technology: Pursuant to our “RG MicroRNA Technology” Line of Business, we intend to grant non-exclusive licenses to certain of our microRNA technology to third-party CLIA-certified laboratories, so that they then can use our technology to develop their own diagnostic tests. Under such arrangements we would expect to receive license and/or royalty fees.

Cancer Diagnostic Products

We have focused a large part of our diagnostic development efforts on the unmet needs of objectivity and standardization in the cancer diagnostic market. Although various cancer diagnostic tests exist, they suffer from significant drawbacks, including high false positive and false negative rates as well as lack of objectivity, and do not provide sufficient information to guide treatment decisions with the new, specialized and targeted therapies. Research also shows that there are significant differences in the accuracy of the test results between different labs, especially between rural and centralized laboratories and between specialized and general laboratories. We believe that this is due to the fact that in most cases, a standardized, objective test has not yet been developed. Thus, these tests are vulnerable to a great deal of subjectivity. We believe that a standardized, objective test would help ensure accuracy and consistency across laboratories and patients. We believe that microRNA-based diagnostic products will address this need for standardization.

There are two primary diagnostic objectives in oncology. The first objective is to increase survival rate by enabling physicians to identify high-risk patients and to accurately detect new or recurring cancers at an early stage. The second objective is to optimize treatment for each patient by providing physicians and patients with information on disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, risk of recurrence and likely responses to specific therapies, including different types of surgery, radiotherapy, chemotherapy and ablation. Diagnostic products based on our microRNA technology are being developed to address both of these objectives.

In developing oncology-focused diagnostic products we work together with pathologists and oncologists to identify applications for which we believe we can develop a microRNA-based diagnostic test to meet a critical unmet need. The key criteria for development include tests that will:

•	address the need for standardization;

•	support a clinical decision; and

•	have a positive pharmaco-economic value.

We expect that the first diagnostic tests applying our microRNA technology will be launched as laboratory developed tests, or LDTs, by third-party CLIA-certified clinical laboratories that license our RG MicroRNA Technology and develop their own LDTs and/or by us as RG Laboratory Tests if we are successful in acquiring or establishing a CLIA-certified laboratory. We currently expect that the first LDTs utilizing our microRNA technology will focus on:

1.    differentiation of squamous from non squamous non-small cell lung cancer;
2.    differentiation of mesothelioma from adenocarcinoma; and
3.    identification of the origin of the primary tumor of metastases (CUP).

Squamous vs. non-Squamous: Differentiating Squamous from non-Squamous in Lung Cancers

Lung cancer is the leading cause of cancer-related death among men and women. There are over 200,000 new cases of lung cancer in the United States per year and over 150,000 deaths caused by lung cancer. Approximately 80% of lung cancers are non-small-cell lung cancer, or NSCLC, which includes adenocarcinoma, squamous-cell carcinoma and large-cell carcinoma. Careful diagnosis of lung cancer patients before treatment with angiogenesis inhibitor drugs is critical due to life-threatening risk of pulmonary bleeding.. Although p63 expression and CK5/6 expression have been used more recently to highlight squamous differentiation, we believe there is a continuing need for additional markers to aid in the subclassification of NSCLC.

Using our protocol, high quality microRNAs of more than 100 NSCLC formalin-fixed paraffin-embedded, or FFPE, tissues (adenocarcinoma, squamous cell carcinoma, and large cell carcinoma) were extracted and the expression levels of nearly 700 human microRNAs were determined for these samples using a microarray. Based on the microarray results, candidate microRNAs were chosen for the development of the assay. Using our proprietary microRNA-specific quantitative real-time PCR, we discovered that a single microRNA is sufficient to discriminate squamous cell carcinoma from other types of NSCLC. The expression level of the discriminator microRNA normalized by two other RNAs (one microRNA and one small RNA) is determined using our proprietary microRNA-specific quantitative real-time PCR. A near perfect separation between dozens of samples of lung squamous cell carcinoma and samples of non-squamous origin was achieved on the assay. In April 2008, we announced that this test had been validated by Columbia University Medical Center, or CUMC, and submitted for approval to the New York State Department of Health. Once approved, we expect that the test will be made available through CUMC’s High Complexity Molecular Pathology Laboratory. We are currently in the process of negotiating a license agreement with CUMC for the RG MicroRNA Technology underlying this test.

Differentiating Mesothelioma from Adenocarcinoma

Mesothelioma is a cancer that develops in the mesothelium - a protective sac that covers most of the body’s internal organs. Metastases in the pleura and in the lung are relatively frequent manifestation of many cancers. Primary lung tumors as well as metastatic adenocarcinoma from lung, breast, ovary, kidney or other organs, can be difficult to distinguish from epithelial mesothelioma. Thus, diagnosis and classification of the tumors of the pleura and the lung are difficult challenges for clinicians and pathologists.

Using our microarray platform, the expression levels of nearly 700 human microRNAs were determined for a set of mesothelioma samples, lung primary tumor samples and adenocarcinoma metastases from different primary sites found in lung and pleura. The micro-array results showed a set of microRNA markers that distinguish mesothelioma from other tumors. A small set of candidate microRNAs was chosen for assay development based on our proprietary microRNA-specific quantitative real-time PCR. Using only four microRNAs and one small RNA probe for normalization we were able to identify mesothelioma samples with high specificity and sensitivity. Currently we are finalizing the technology methodology and the next phase is its validation on an independent set of samples by a CLIA-certified laboratory for use in developing an LDT. We expect this test to be validated and submitted for regulatory approval by one or more CLIA-certified laboratories in 2008.

Identification of the Origin of Metastases in CUP

Approximately 3-5% of all cancer patients diagnosed in the United States have metastases of unknown primary site, or CUP. The identification of the origin of a patient’s tumor is crucial for determining treatment type. CUP patients have a very poor prognosis of 3-4 months and an overall 1-year survival rate of less than 25%. This is in part due to the fact that the prognosis and therapeutic regimens of cancer patients are dependent on the origin of the primary tumor. Thus, given the difficulty in determining the primary site, CUP presents a therapeutic dilemma. A variety of classical methods are being used today to try to identify the primary tumor’s origin. Nevertheless, according to the literature, the ability to resolve CUP is estimated to be only 20-30%.

We have demonstrated that the microRNA signature of the primary origin is preserved when the tumor metastasizes to distant organs. Thus, we believe the microRNA signature of a metastasis can indicate the tissue of origin. We measured microRNA expression-levels in hundreds of paraffin-embedded and fresh-frozen samples from more than 20 different tumor tissues and metastases. We used microRNA microarray data of hundreds of samples to construct a transparent classifier, based on several dozen microRNAs, each linked to specific differential-diagnosis roles. Two-thirds of samples were classified with high-confidence, with accuracy exceeding 90%. In an independent, blinded test-set of 83 samples, overall high-confidence accuracy reached 89%. Classification accuracy reached 100% for most tissue classes, including 131 metastatic samples, these results were recently published by us in Rosenfeld, Aharonov et al., Nature Biotechnology 26, 462 - 469 (2008), “MicroRNAs accurately identify cancer tissue origin.” We expect this test to be validated and submitted for regulatory approval by one or more CLIA-certified laboratories in 2008.

Women’s Health Diagnostic Programs

Early Detection of Preeclampsia

Preeclampsia, or PET, is the leading cause of maternal and prenatal deaths worldwide, affecting 3-10% of all pregnancies. In the United States alone, PET is responsible for 18% of all maternal deaths, 80,000 premature births and numerous neonatal complications. To date, there are no reliable diagnostics or biomarkers that can accurately predict the onset of PET. Using our technologies to detect microRNAs, we are developing a diagnostic test for the detection of PET based on a blood test (serum) in early stages of pregnancy. If we are successful in developing and validating this test, we expect that we would market this test as an RG Laboratory Test, assuming we are able to acquire or otherwise establish a CLIA-certified laboratory.

Early Detection of Pre-Term Labor

Preterm labor, or PTL, is the leading cause for perinatal mortality and morbidity. To date, diagnosing methods of early PTL has a high false-positive rate. False diagnoses of PTL have resulted in unnecessary and potentially hazardous treatment for thousands of women. Improved methods of early diagnosis would be a significant advance in the treatment of women at risk for PTL. Using our technologies to detect microRNAs, we are developing a diagnostic test to detect PTL based on a blood test once we own/operate a certified laboratory. If we are successful in developing and validating this test, we expect that we would market this test as an RG Laboratory Test, assuming we are able to acquire or otherwise establish a CLIA-certified laboratory.

Other Diagnostic Programs

We intend to continue to develop diagnostic tests in the oncology area, including lung, gastrointestinal, breast, gynecology cancers, hematology, urology, skin and brain cancers. Such tests may include classification and prognostics such as response to therapy and risk of recurrence for the different cancer indications and early detection diagnostic tests for several indications such as lung cancer, lymphoma and AML, colon cancer and melanoma. In addition, we intend to continue our efforts to develop diagnostic products for chronic diseases, women’s health issues and liver disease.

Therapeutic Products

MicroRNAs are important regulators of protein production, and as such, they represent potential targets for the development of drugs. Important information about the role of a microRNA in a disease can be deduced by mimicking or inhibiting its activity and examining the impact this has on the behavior of the cell or organism. If mimicking or inhibiting a microRNA leads to improvement in disease symptoms, this implies that the target microRNA plays an important role in the disease.

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

We believe microRNA-based therapeutic products for infectious disease also represent an area of potential development. Since some viruses also encode microRNAs, we believe that silencing a viral microRNA may form the basis for a new class of drugs to treat infectious diseases. As an example, we have discovered microRNAs encoded in Epstein-Barr virus, or EBV, and have proven their expression in EBV infected cell lines. As proof of concept, we have demonstrated in vitro that the inhibition of these EBV microRNAs inhibits viral replication. Using our proprietary discovery process, we have predicted and filed patents on hundreds of microRNA candidates in dozens of different virus types, most of them pathogenic viruses. To date we have filed patent applications with claims potentially covering approximately dozens of biologically validated viral microRNAs, which constitute more than half of all biologically validated viral microRNAs of which we are aware. We believe this gives us additional commercial opportunities in the infectious disease therapeutic market for RG Therapeutic Products.

We believe that microRNAs can serve as a basis for a new class of therapeutic products and that we can leverage our microRNA diagnostic capabilities to help develop drugs targeting microRNAs.

Liver Cancer

Market opportunity. According to Pharmaceutical and Diagnostic Innovation, 2005, hepatocellular carcinoma, or HCC, more commonly referred to as liver cancer, is the fifth most common cancer in the world. The 2007 ACS Report estimated that in 2007, approximately 19,160 new cases would be diagnosed in the United States and approximately 16,780 people would die of the disease. The incidence of HCC is rising principally as a result of the spread of chronic hepatitis C infection, or HCV, a chronic viral infection of the liver that can remain asymptomatic for years but can lead to liver cancer if left untreated. The World Health Organization estimates that more than 180 million people in the world, including 3.9 million in the United States, are infected with HCV.

Current treatment. HCC patients have a very low survival rate, estimated by the 2006 ACS Report to be less than 10% at five years post-diagnosis. According to the National Cancer Institute, there will be an estimated 21,370 new cases of and 18,410 deaths from liver and intrahepatic bile duct cancer in the United States in 2008. Aside from a liver transplant, the best available treatment for liver cancer is to surgically remove the entire tumor with a margin of healthy tissue included. However, according to Pharmaceutical and Diagnostic Innovation, 2005, this option is available only to between approximately 5% and 10% of HCC patients. In November 2007, the FDA approved Nexavar (sorafenib) for use in patients with inoperable HCC. In clinical trials, patients who received Nexavar survived a median of 10.7 months while patients who received the control survived a median of 7.9 months. All other available medical treatments, including chemotherapy, chemoembolization, ablation, and proton beam therapy, remain disappointing. As a consequence of the increasing incidence of the disease, the market for novel HCC drugs represents a high unmet need.

Our strategy. In order to develop a microRNA-based treatment for HCC, we entered into a collaboration with Isis Pharmaceuticals in January 2006 that had an initial period of two years. Isis has significant intellectual property rights and expertise relating to technologies for inhibiting RNA molecules, including microRNAs. Isis has demonstrated its ability to inhibit microRNAs by administering to mice a synthetic molecule designed to inhibit a liver-specific microRNA. Isis showed that the synthetic molecule reached the liver and reduced the level of this microRNA with no observable toxicological effects.

The first step in our development program was to identify candidate microRNA targets for inhibition. This was done by profiling the expression levels of all microRNAs in healthy and tumorous liver tissue samples in order to identify microRNAs which are overexpressed in the tumor samples. To date, we have profiled 118 different samples, of which 76 were of human origin representing normal and tumorous liver samples. Additionally, we have performed expression profile analysis on liver samples from a mouse model of hepatocellular carcinoma and on hepatocellular carcinoma cell lines. We have identified a total of 100 microRNAs, for which we performed in vitro assays to assess the role of these microRNAs in tumor development. From the 100 microRNAs that were tested by introducing into cancer cell lines the antisense molecules which were synthesized by Isis to inhibit the candidate microRNAs, seven microRNA specific antisense molecules inhibited cell proliferation by inducing apoptosis and one microRNA-specific antisense inhibited cell proliferation by possibly stopping cell cycle progression.

In addition, we established two different mouse models of HCC (xenograft & orthotropic models) and we are currently conducting in vivo experiments to further test the effect of these microRNA inhibitors on liver cancer. This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a microRNA-based RG Therapeutic Product for the treatment of liver cancer. In addition, the collaboration agreement with Isis had an “initial period” of two years, which expired in January 2008. Each party continues to work on this program separately, and we are currently in the process of negotiating an extension to the initial period. However, we can provide no assurance that we will be able to successfully extend the term of this collaboration. See “Item 4. Information on the Company - B. Business Overview - Strategic Alliances and Research and License Collaborations - Research Collaboration Agreement with Isis Pharmaceuticals” for a more complete description of this agreement and the rights and responsibilities of each party following the termination of the initial period under this collaboration.

Other Potential Indications

Our strategy is to collaborate with leading academic and medical institutions to provide us with additional research capabilities in the field of microRNAs. For example, we have signed an agreement with the CBR Institute for Biomedical Research, an academic affiliate of the Harvard Medical Center, to study the role of microRNAs in hematopoeisis. We have also signed an agreement with Yeda Research and Development Company, Ltd., the technology transfer company of the Weizmann Institute of Science, to investigate at the Weizmann Institute the role of microRNAs in a variety of cancers. We have the exclusive right to commercialize the results of this research, and this collaboration resulted a paper in a leading journal (see Raver-Shapira, N. et al. Transcriptional Activation of miR-34a Contributes to p53-Mediated Apoptosis. Mol Cell (2007).

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

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and as a result, we have developed an early and strong intellectual property position related to the development and commercialization of research, diagnostic and therapeutic products and other applications based on microRNAs. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences and then later file patent applications claiming composition-of-matter on individual microRNAs of commercial interest. We also filed applications which claim groups of microRNAs which are grouped for example by chromosomal locations of the microRNA genes. We have filed, and will continue to file, patent applications that claim method-of-use for specific diagnostic and therapeutic applications as we or our collaborators develop them. We believe this approach will provide strong and broad patent protection for a large number of microRNAs that we have discovered and may provide us with a competitive advantage over new entrants to the field.

As of June 10, 2008, we had two issued U.S. patents and 65 pending patent applications in the microRNA field: 39 U.S. applications, two of which have received a notice of allowance, eight PCT applications, five applications that were nationalized in Europe, three applications nationalized in Israel, and two applications nationalized in Japan, Canada, Australia, China and India. Of these patent applications, 41 claim human microRNAs, 19 claim viral microRNAs, two claim bacterial applications of microRNAs and two contain claims related to our discovery process. Fourteen applications contain claims directed to prostate, lung, liver, bladder, small intestine, breast, colon, ovarian, testicular, stomach, thyroid, uterus, pancreas and cervical cancers diagnostic applications, and five contain claims directed at prostate, liver and hematopoietic malignancies therapeutic applications.

Nucleic acids related to genes are patentable under U.S. and generally under foreign patent laws. To date, patent protection related to numerous human genes has been obtained in the United States and elsewhere. MicroRNAs are derived from naturally occurring genes, and as such, we believe, are similarly patentable under U.S. and foreign patent laws.

In order to obtain maximum patent protection for microRNAs in the U.S. and foreign jurisdictions, our patent applications:

•	provide for utility, function and disease targets for each microRNA sequence;

•	claim specific microRNA sequences as opposed to general mechanism or concept; and

•	identify the functional fragment of each microRNA sequence.

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

First Tier: Composition-of-Matter Patents on Informatically Identified MicroRNAs

We have filed a first tier of “master” patent applications claiming composition-of-matter for microRNAs that we have predicted and identified by nucleotide sequences using our discovery process. Our patent applications claim approximately 10,000 microRNAs that were identified using this approach and that we believe are microRNA candidates. For each of the potential microRNAs claimed in these patent applications, a specific function and utility are described based on informatically identified targets of these potential microRNAs that are known to be associated with a disease. Based on our understanding of their sequences and identified targets, we have applied for patent protection on each of our predicted proprietary microRNAs and their variants. We have filed 46 patent applications with composition-of-matter claims related to informatically predicted microRNAs and we expect to file additional first tier applications in the future.

Second Tier: Composition-of-Matter Patents on Biologically Validated MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, microRNAs claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. We have filed 28 patent applications with composition-of-matter claims related to validated microRNAs and we expect to file additional second tier applications in the future.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. In the future, we expect that this tier of patent applications will include applications which we will file ourselves and those that we will file jointly with academic, medical and commercial partners with whom we collaborate. We have filed 18 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

Individual patents extend for varying periods depending on the effective date of filing of the patent application or the date of patent issuance, and the legal term of the patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest effective filing date, if the patent application was filed prior to June 8, 1995; and

•	20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995.

All of our current patent applications were filed after June 8, 1995.

The term of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest effective filing date. In addition, in some instances, a patent term in the United States and outside of the United States can be extended to recapture a portion of the term effectively lost as a result of the health authority regulatory review period. These extensions, which may be as long as five years, are directed to the approved product and its approved indications. We intend to seek such extensions as appropriate. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that a patent may remain in force for a short period following commercialization, thereby reducing the advantage of the patent to our business and products.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $880,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than thirty days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $660,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than thirty days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

License Agreement with The Rockefeller University (Research)

In March 2008, we signed a royalty-bearing, nonexclusive, worldwide license agreement with The Rockefeller University. Under this agreement, we were granted the right to make, use import, sell and offer for sale Rockefeller’s proprietary microRNAs for research purposes including a limited right to sublicense. Our right to sublicense is limited to sublicenses we grant as part of a license that includes other technology or patent rights of ours. The agreement covers microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs discovered by researchers at The Rockefeller University and for which it has filed patent applications. In consideration for this license, we paid an initiation fee and will pay a minimum annual royalty, based on net sales and a percentage of our revenues from any sublicenses. Rockefeller is obligated to notify us of any license it grants to a third party at a lower royalty rate and we will have the right to modify the terms of our license to adopt all of the material terms and conditions of that license.

Rockefeller controls preparation, prosecution and maintenance of the licensed patent rights and the selection of patent council with our input; however, we are responsible for a pro rata share of associated costs. Also, if Rockefeller elects not to take action against a claim of infringement of the licensed patent rights, we may undertake such action at our own expense. We are obligated to indemnify Rockefeller against any liabilities arising from our development, testing, use, manufacture, manufacture, promotion, sale of other disposition of the licensed microRNAs and any actions brought by third parties. We are also required to maintain comprehensive insurance coverage.

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $460,000 in aggregate minimum annual royalty over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than thirty days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

License Agreement with Max Planck Innovation GmbH (Diagnostics)

In June 2006, we entered into a royalty-bearing, co-exclusive, worldwide license agreement with Max Planck Innovation GmbH, or Max Planck, the technology transfer agency of the Max Planck Society. Under this agreement, we licensed from Max Planck the rights to its proprietary microRNAs for diagnostics purposes. The agreement covers microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs, discovered by the researchers of the Max-Planck-Institute for Biophysical Chemistry in Goettingen. In consideration for this license, we paid an initiation fee, and are required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of our revenues from any sublicenses.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $574,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within sixty days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $331,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within sixty days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

The agreement terminates with respect to each country in which a patent has issued upon the expiration of the last to expire patent covered by the terms of the agreement in such country. If no patents ever issue in a country but patent applications are filed in such country, the agreement will expire with respect to such country upon the cancellation, abandonment, withdrawal or disallowance of all claims under all patent applications in that country or at such time as there is no claim that has been pending in such country for less than six years from the date such claim was filed in a non-provisional patent application in that country. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $2,265,000 in aggregate annual royalties over the term of the agreement. In addition, either party may terminate the agreement (1) upon the filing of bankruptcy or insolvency proceedings with respect to the other party or (2) if the other party is in material breach of the agreement and such breach is not cured within 30 days of notice. We also have the right to terminate the agreement for any reason upon 90 days notice.

Research Collaboration Agreement with Isis Pharmaceuticals

In January 2006, we entered into a research collaboration agreement with Isis Pharmaceuticals, Inc., under which we agreed to work together for an “initial period” of two years to perform specified experiments to discover and develop drugs that regulate microRNAs involved in HCC, the most prevalent type of liver cancer. The initial period expired in January 2008, and while we are currently negotiating with Isis to extend the initial period for an additional year, we can provide no assurance that we will be successful in doing so. Each party will fund its own efforts during the initial period. Either party may terminate the agreement during the initial period on 60 days’ notice to the other party for any reason. At the end of the initial period (or any extension thereof that may be agreed to by the parties), we will either agree to jointly develop any resulting products and share the resulting expenses and revenues, or, if one of us does not wish to jointly develop any of those products, that party will grant an exclusive license to the other party to develop those products on pre-agreed financial terms, which shall include development milestone payments up to an aggregate maximum of $27 million and the payment of royalties based on net sales of collaboration products. If neither party wishes to develop a product, we will jointly seek to license it to a third party.

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

Funding of the HCC Project by BIRD Foundation Grant

In June 2006, a conditional grant of $1.0 million from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD Foundation, was approved for the HCC joint research project with Isis Pharmaceuticals. The BIRD Foundation promotes strategic partnerships between Israeli and American companies without receiving any rights in the participating companies or in the project itself. The BIRD foundation works in cooperation with the Chief Scientist’s Office at the Ministry of Trade, Industry and Employment in Israel, and with the U.S. Commerce Department’s National Institute of Standards and Technology. Under the terms of the grant, each party will receive an aggregate of $500,000, but is obligated to repay this amount if there is a submission of an investigational new drug application, or IND, to the FDA within 36 months. As of December 31st, 2007, we had received $214,000. Since the foundation shares the risk, if the project fails to reach the IND submission phase during this period, the grant does not need to be repaid.

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

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic products and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing products, we also face competition from other companies working to develop novel products using technology that competes more directly with our microRNAs. We are aware of several other companies, including some of our collaborators, that are working to develop microRNA diagnostic and therapeutic products, including Alnylam Pharamceuticals, Asuragen, Exiqon, Isis Pharmaceuticals, Merck, Santaris, Regulus Therapeutics and others. We believe the key competitive factors affecting the commercial success of our potential products will be:

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

Manufacturing

We currently intend to rely on contract manufacturers or our collaborative partners to produce materials for diagnostic products and drug substances and drug products required for preclinical studies and clinical trials. We plan to continue to rely upon contract manufacturers and collaboration partners to manufacture these materials if any diagnostic or therapeutic product receives approval for commercialization.

Regulatory

Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory developed tests, or LDTs. The first diagnostic products applying our microRNA technology are being developed as LDTs by clinical laboratories that are certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, as administered through the Centers for Medicare and Medicaid, or CMS, and/or state laws, as applicable. In vitro diagnostic tests that are sold and distributed through interstate commerce are regulated as medical devices by the U.S. Food and Drug Administration, or FDA. Most LDTs currently are not subject to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation. While we believe these initial diagnostic products should not be subject to regulation under established FDA policies, these tests may fall under FDA regulation as medical devices. In vitro diagnostic test kits applying our microRNA technology that may be developed in the future will likely be subject to FDA regulation as medical devices.

Although the first clinical laboratory tests applying our microRNA technology are being developed as LDTs regulated under CLIA and state laboratory laws, these tests may fall under FDA regulation as medical devices in the future. In September 2006, the FDA issued draft guidance on a new class of tests called “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. Under this draft guidance, some LDTs, including some that may be developed by using our microRNA technology, may be determined to be IVDMIAs and could be classified as Class II or Class III medical devices, which may require varying levels of FDA pre-market review depending upon intended use and on the level of control necessary to assure the safety and effectiveness of the test. In July 2007, the FDA posted revised draft guidance on IVMDIAs that includes an 18-month transition period of FDA enforcement discretion following release of final guidance for currently available tests if the laboratory submits a pre-market review submission within 12 months of the publication of final guidance. The comment period for this revised guidance expired in October 2007, and it is not clear whether or when FDA may finalize this draft guidance.

We cannot provide any assurance that FDA regulation, including pre-market review, will not be required in the future for LDTs applying our microRNA technology. Extension of FDA regulation to LDTs may occur through new enforcement policies adopted by the FDA or new legislation enacted by Congress. If pre-market review is required, our business could be negatively impacted because the CLIA-certified laboratories(including any such laboratories owned and/or operated by us in the future) applying our microRNA technology in their LTDs may be required to stop selling these LDTs pending pre-market clearance or approval. If LDTs applying our microRNA technology are allowed to remain on the market but there is uncertainty about the tests or if these are labeled investigational by the FDA, orders or reimbursement may decline.

If FDA regulation is extended to LDTs applying our microRNA technology, the regulatory approval process may involve, among other things, successfully completing clinical trials and submitting a pre-market clearance notice or filing a pre-market approval application, or PMA, with the FDA. If pre-market review is required by the FDA, there can be no assurance that LDTs applying our microRNA technology will be cleared or approved on a timely basis, if at all. Ongoing compliance with the FDA regulations would increase the cost of conducting business for laboratories (including any such laboratories owned and/or operated by us in the future) offering LDTs applying our microRNA technology, and subject those laboratories to inspection by FDA, to the requirements of FDA, and penalties for failure to comply with these requirements. Should any of the reagents used in conducting tests applying our microRNA technology be affected by future regulatory actions, our business could be adversely affected by those actions because the clinical laboratories using our microRNA technology could incur increased costs of testing or could experience delays, limitations or stoppages in their ability to purchase reagents necessary to perform testing.

The clinical laboratories performing tests applying our microRNA technology, including any laboratory owned and or operated by us in the future, are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. To renew these certificates, the laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of these laboratories.

In addition to CLIA, laboratories are also required to maintain licenses to conduct testing in the states where the laboratories are located. These states establish standards for day-to-day operation of the clinical laboratory, including the training and skills required of personnel and quality control. Moreover, several states require that laboratories hold licenses to test specimens from patients residing in those states. Finally, laboratories applying our microRNA technology when performing testing on specimens from foreign countries may be subject to regulation in foreign jurisdictions.

If clinical laboratories performing clinical laboratory tests using our microRNA technology were to lose their CLIA certification or state licensure, whether as a result of a revocation, suspension or limitation, those laboratories would no longer be able to sell tests applying our microRNA technology, which would limit our revenues and harm our business. If the laboratories were to lose their licenses in other states where they are required to hold licenses, they would not be able to test specimens from those states.

In addition to developing and offering RG Laboratory Tests through our own CLIA-certified laboratory or licensing our RG MicroRNA Technology to third-party clinical laboratories for use in the development of their own diagnostic tests, we may seek to develop RG Diagnostic Products, including in vitro diagnostic test kits, using our microRNA technology. Unlike LDTs, in vitro diagnostic test kits are not offered solely by the laboratory that developed them, rather they are shipped through interstate commerce and sold. In the United States, therapeutic products and diagnostic products, including in vitro diagnostic test kits, are regulated by the FDA as medical devices, drugs or biologics. Accordingly, before any RG Diagnostic Product, including any in vitro diagnostic test kit, or any RG Therapeutic Product can be marketed by us or a collaborator, we or the collaborator must obtain marketing clearance or approval from the FDA, including 510(k) clearance or a PMA for products regulated as medical devices, approval of a New Drug Application, or NDA, for products regulated as drugs, or approval of a Biologics Licensing Application, or BLA, for products regulated as biologics.

Diagnostic and therapeutic products regulated as medical devices are instruments, apparatus, implements, machines, contrivances, implants, in vitro reagents, or other similar or related articles, including any component, part, or accessory, which are intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or intended to affect the structure or any function of the body of man or other animals, and which do not achieve their primary intended purposes through chemical action and which are not dependent upon being metabolized for the achievement of its primary intended purposes. Medical devices are cleared or approved by the FDA through either a pre-market notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act or the FDA’s approval of a pre-market approval application, or PMA, unless the particular class of product is exempt from pre-market review.

A 510(k) pre-market notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that does not require pre-market approval. In evaluating the 510(k), the FDA must determine that (1) the device (a) has the same intended use as the predicate device and (b) has the same technological characteristics as the predicate device; or that (2) the device (a) has the same intended use as the predicate device and (b) has different technological characteristics, but the information submitted contains information, including clinical or scientific data if deemed necessary by the FDA, that demonstrates (i) that the device is as safe and as effective as a legally marketed device and (ii) the device does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance, but it is possible that the FDA will require that we, or a collaborator, submit clinical trial data regarding the validity of the microRNA technology underlying the RG Diagnostic Product under consideration.

The PMA process, on the other hand, is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by more detailed and comprehensive scientific evidence than a 510(k) notice, including clinical trial data to demonstrate the safety and efficacy of the device. Therefore, it is possible that we, or a collaborator, will be required to submit clinical trial data regarding the validity of an RG Diagnostics product under consideration. In such cases, the risks attendant to clinical trials would also be at issue. A PMA can take several years to complete and there is no assurance that any submitted PMA will be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold.

Drugs are articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals or intended to affect the structure or any function of the body of man or other animals. New drugs may not be marketed without an approved NDA showing that the drug is safe and effective for its intended use. Biological products are viruses, therapeutic sera, toxins, antitoxins, vaccines, blood, blood components or derivatives, allergenic products, or analogous products, or arsphenamine or derivative of arsphenamine (or any other trivalent organic arsenic compound), applicable to the prevention, treatment, or cure of a disease or condition of human beings. Biological products may not be marketed without an approved BLA showing that the product is safe, pure and potent. The NDA and BLA approval procedures are complex, must be supported by substantial evidence from clinical trials, and generally take many years to complete, and there is no assurance that any submitted NDA or BLA will be approved.

Reimbursement

Physicians and patients may decide not to order clinical laboratory tests applying our technology unless third-party payors, such as managed care organizations, as well as government payors, such as Medicare and Medicaid, pay a substantial portion of the test’s price. There is significant uncertainty concerning third-party reimbursement of any test incorporating new technology, including tests applying our technology. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that tests using our technology are:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	supported by peer-reviewed publications.

Since each payor makes its own decision as to whether to establish a policy to cover clinical laboratory tests, seeking these approvals is a time-consuming and costly process. To date, neither we nor clinical laboratories developing tests applying our technologies have secured policy-level reimbursement approval from any third-party payors. We cannot be certain that coverage for any of tests applying our technology will be provided in the future by any third-party payors or that payment policies will be favorable in the future.

Third party payors, government payors and heath plans, including managed care organizations as well as Medicare, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reductions in the reimbursement rates of other third-party payors have occurred and may occur in the future. These measures have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry. Several entities conduct technology assessments of new medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payors, government payors and health plans, as grounds to deny coverage for a test or procedure.

If clinical laboratories applying our technology are unable to obtain coverage from third party payors, government payors or health plans, or if the amount reimbursed is inadequate, our ability to generate revenues could be limited. Even if these tests are being reimbursed, payors and health plans may withdraw their coverage policies or cancel contracts with clinical laboratories performing tests applying our technology at any time or stop paying for these tests, which would reduce our revenues.

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

Prof. Yinon Ben Nerya, M.D., Ph.D
Prof. Ben-Nerya . serves as Professor and Chair in the Department of Immunology, Hebrew University, Hadassah Medical School and as Visiting Professor, Department of Systems Biology, Harvard Medical School. Prof. Ben-Neriah is also a member of the European Cancer Forum (EMBO), and Head of the Proteomics and Drug Design Program at Hebrew University Medical School.

Prof, Gideon Rechavi M.D., Ph.D.,
Prof. Rechavi is one of Israel’s most honored cancer researchers and an internationally known scientist, He is the head of the Sheba Cancer Research Center in Israel. Prof. Rechavi is the author of numerous papers that have been published in the most distinguished scientific journals such as Nature Medicine, Nature Genetics, Nature Biotechnology, Nature Cell Biology and the Proceedings of the National Academy of Science.

Medical Advisors

We have assembled clinicians in the fields of oncology and women’s health to advise the company on our microRNA-based programs to develop laboratory tests to address the issues facing oncologists and pathologists.

The current members of our medical advisory board are:

Name	Position/Institutional Affiliation

Prof. Moshe Hod, M.D., Chairman
Prof. Moshe Hod is Director of the Division of Maternal Fetal Medicine in the Helen Schneider Hospital for Woman at Rabin Medical Center in Tel Aviv University in Israel. Author of more than 200 articles and recognized as an international authority on diabetes and pregnancy, Prof. Hod received the World Fellowship Award for Outstanding Research from the 12th World Congress of the Israel Medical Association and a prize from the 12th European Congress of Perinatal Medicine for his paper on the effects of hyperglycemia on sorbitol and myo-inositol content. Prof. Hod served as Chairman of the Committee on Diabetes and Pregnancy for The National Council of Diabetes in the Israeli Ministry of Health and as Chairman of the Board for the Diabetic Pregnancy Study Group of the European Association for the Study of Diabetes. Prof. Hod was educated at Technion, Israel Institute of Technology, Faculty of Medicine, Haifa, Israel.

Prof. Harvey I. Pass, M.D., Vice Chairman
Prof. Pass, is Professor of Cardiothoracic Surgery and Surgery, Director of Surgical Research, and Division Chief for Thoracic Surgery and Thoracic Oncology for the NYU School of Medicine. Prof. Pass received his undergraduate education from Johns Hopkins University and graduated from Duke University Medical School. He trained in Cardiothoracic Surgery at the Medical University of South Carolina in Charleston, SC. He was a senior staff fellow in the Thoracic Oncology Section at the National Cancer Institute/NIH in Bethesda, MD from 1983-1986 and became Head of Thoracic Oncology at NCI from 1986-1996. Before moving to New York, he was Professor of Surgery and Oncology for Wayne State University and the Karmanos Cancer Institute. He is internationally recognized as an expert in the multidisciplinary management of lung cancer, mesothelioma, esophageal cancer, and the management of pulmonary metastases. He is known for his development of novel clinical trials for the treatment of thoracic malignancies as well as building a strong translational component to his programs with benchwork investigations. Dr. Pass has received the NIH Directors Award, the Presidents Award for Clinical Research at Karmanos Cancer Institute, and the Wagner Medal from the International Mesothelioma Interest Group. He is presently a Board Member of the International Association for the Study of Lung Cancer, the International Mesothelioma Interest Group, the Mesothelioma Foundation, and the Lung Cancer Alliance. Dr. Pass has been recognized as an America’s Top Doctor and Best Cancer Doctor by Castle Connoly’s Guide for the last seven years.

David Sidransky, M.D.
Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He is Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 300 peer-reviewed publications, and has contributed more than 40 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors, and presently is a director of ImClone. He is Chairman of Alfacell and serves on the Board of Directors of Xenomics. He is serving and has served on scientific advisory boards of MedImmune, Roche, Amgen and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky serves as Director (2005-2008) of American Association for Cancer Research (AACR). Dr. Sidransky received his bachelor’s degree from Brandeis University and his medical degree from the Baylor College of Medicine.

Prof. Jack Baniel, M.D.
Dr. Baniel is an internationally renowned authority on testicular and bladder cancer. Currently, he is Professor of Urology and Acting Chief of the Urological Section at Rabin Medical Center and Deputy-Head of the Davidoff Comprehensive Cancer Center in Israel. Dr. Baniel is the author of numerous peer-reviewed papers in the field of Urological Oncology. As a member of the EORTC - GU Group he is involved in clinical studies and the development of new medical technologies. Dr. Baniel trained in Urology at the Rabin Medical Center and Witwatersrand University in Johannesburg, South Africa. He was a Graduate Fellow in Urological Oncology at Indiana University.

Prof. Raphael Catane, M.D.
Dr. Catane is Professor and Chairman of the Division of Oncology at The Chaim Sheba Medical Center, Tel Hashomer, Israel. He is the author of more than 120 scholarly articles dealing with such matters as the central action of regitine on blood pressure and MR-guided focused surgery for the palliation of pain in patients with bone cancer. In addition, Dr. Catane has written dozens of review articles, case reports and book chapters and is a member of the American Association of Cancer Research and many other leading professional societies involving oncology, radiotherapy and immunology. Previously, Dr. Catane was Director of Clinical Cancer Research at Bristol-Myers Squibb’s Pharmaceutical Research Institute, and Acting Head of the Sharett Institute of Oncology at the Hadassah University Hospital in Jerusalem, Israel. He was educated at Hadassah Medical School in Hebrew University.

Dr. Isaac Yaniv, M.D.
Dr. Yaniv is the chairman of the Pediatric Hematology Oncology Division at the Schneider Children’s Medical Center of Israel. He established the first dedicated pediatric bone marrow transplantation unit in Israel and played a leading role as a member of the EUROCORD Group in promoting the field of umbilical cord blood transplantation. Furthermore, Dr. Yaniv established a stem cell research center focusing on homing and seeding as well as pluripotency of stem cells. Dr. Yaniv is Senior Lecturer at the Sackler Faculty of Medicine at the Tel Aviv University and medical director of the Ezer Mizion bone marrow donor registry. Dr. Yaniv has published more than 120 articles in peer-reviewed journals and conducts clinical and molecular research in the field of pediatric malignancies.

Dr. Maya Gottfried, M.D.
Dr. Gottfried has earned distinction for her extensive clinical and academic experience. A specialist in medical oncology and radiotherapy, she is currently Head of the Lung Oncology Unit at the Meir Medical Center in Kfar-Saba, Israel. Dr. Gottfried is a member of the Israel Society of Clinical Oncology & Radiotherapy, the European Association for Cancer Research, the European Society of Medical Oncology and the International Association for the Study of Lung Cancer. She has been a valued participant in many clinical trials, several as principal investigator, and has made presentations in major scientific meetings, including the 21st ESMO Congress in Vienna, the ASCO meeting in New Orleans, the 11th World Conference on Lung Cancer in Barcelona, the 1st Congress of Lung Cancer Experts in Hamburg and the Global Cancer Group in Lisbon.

C. ORGANIZATIONAL STRUCTURE

Rosetta Genomics Ltd. is organized under the laws of the State of Israel and has a wholly owned subsidiary, Rosetta Genomics Inc. a Delaware corporation. On June 5, 2008 we signed a binding term sheet to acquire Parkway Clinical Laboratories Inc., or Parkway, a privately-held CLIA-certified lab located in Bensalem, Pennsylvania. If we complete the acquisition of Parkway, we expect that it will be either a wholly owned subsidiary of Rosetta Genomics Ltd. or Rosetta Genomics Inc.

D. PROPERTY, PLANTS AND EQUIPMENT

We currently rent approximately 11,550 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires on December 31, 2008. Our wholly owned subsidiary, Rosetta Genomics Inc., rents approximately 4,000 square feet of office space in Jersey City, New Jersey under a lease that expires in, March 2013. We believe that we will require additional space as our business grows, but expect that alternate facilities will be available on reasonable terms as and when needed.

ITEM 4.A UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A . Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are seeking to develop and commercialize new diagnostic and therapeutic products based on a recently discovered group of genes known as microRNAs. MicroRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in regulating protein production. Proteins control most biological processes and thus we believe that microRNAs as their regulators have the potential to form the basis of a novel class of diagnostic tests and therapies for many serious illnesses. We have four Lines of Business designed to capitalize on a number of different approaches to the development and commercialization of microRNA-based therapies and diagnostics:

(1)
RG Laboratory Tests: Under our “RG Laboratory Tests” Line of Business, we intend to establish a CLIA-certified laboratory in the United States so that we can develop and validate our own diagnostic tests applying our microRNA technology and offer diagnostic testing services through our own laboratory. We intend to either acquire a certified laboratory or set up a new laboratory facility and obtain all necessary regulatory approvals. On June 5, 2008 we signed a binding term sheet to acquire Parkway Clinical Laboratories Inc., or Parkway, a privately-held CLIA-certified lab located in Bensalem, Pennsylvania, for an aggregate purchase price of $2,900,000, consisting of $1,900,000 in cash and $1,000,000 of Rosetta’s ordinary shares, and an additional contingent payment of $300,000 payable upon the achievement of certain milestones. The closing of the acquisition is subject to (i) satisfactory completion of financial, accounting, operating, legal and regulatory due diligence by us, (ii) receipt of all necessary approvals and consents and (iii) negotiation and execution of a definitive purchase agreement and related agreements. Accordingly, we cannot provide any assurance that this acquisition will close on a timely basis, or at all.

(2)
RG Diagnostic Products: Pursuant to our “RG Diagnostic Products” Line of Business, we intend to develop, alone or in conjunction with others, diagnostic products, including in vitro diagnostic test kits applying our microRNA technology. Any such diagnostic product that is developed would fall into the category of FDA-regulated medical devices, and would require FDA approval before we or a collaborator could market such product. See “Item 4. Information on the Company - B. Business Overview - Regulatory” for a detailed description of the regulatory approval required for such products.

(3)
RG MicroRNA Technology: Pursuant to our “RG MicroRNA Technology” Line of Business, we intend to grant non-exclusive licenses to certain of our microRNA technology to third-party CLIA-certified laboratories, so that they then can use our technology to develop their own diagnostic tests. Under such arrangements we would expect to receive license and/or royalty fees.

(4)	RG Therapeutic Products: Pursuant to our “RG Therapeutic Products” Line of Business, we intend to develop, alone or in conjunction with others, therapeutic products applying our microRNA technology.

With respect to all four Lines of Business, we have decided to focus our initial efforts on cancer and women’s health, as studies have indicated that microRNAs play a role in various types of tumors and a number of different diseases and conditions affecting women’s health, including preeclampsia and pre-term labor.

Since our inception in March 2000, we have generated significant losses. As of December 31, 2007, we had an accumulated deficit of $35.5 million. We have funded our operations to date primarily through proceeds received from the sale of equity securities to investors in the aggregate amount of approximately $60.7 million, including $30.2 million in gross proceeds from the sale of an aggregate of 4,312,500 ordinary shares at $7.00 per share in our initial public offering in March 2007. Net proceeds from the initial public offering after deducting underwriters’ discounts and expenses were approximately $26 million. We are a development-stage company, and as such, have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and raising capital. We have not achieved profitability and we expect to incur significant additional losses over the next several years. We expect our net losses to increase primarily due to research and development activities relating to our internal product development, collaborations, business development and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Our sources of potential funding for the next several years are expected to include our existing cash, cash equivalents, short and long term bank deposits and marketable securities $24.3 million as of December 31, 2007, additional equity and/or debt financings, royalties, license and other fees, funded research and development payments, and milestone payments under existing and future collaborative arrangements.

Research and development expenses represented 58%, 59% and 61% of our total operating expenses for the years ended December 31, 2007, 2006 and 2005, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $6.4 million in research and development expenses for the year ended December 31, 2007 included payroll and related expenses, research materials and related expenses, costs associated with license fees and intellectual property-related costs.

Financial Operations Overview

Revenues

To date, we have not generated any revenues. Although we expect the first diagnostic products applying our microRNA technology to be launched in 2008 by CLIA-certified laboratories, we do not expect to generate any material revenues in 2008.

Research and Development Expenses

We expense research and development costs as incurred. Our research and development expenses currently include costs of salaries and related expenses, activities related to intellectual property and licensing, tissue samples and other research materials, supplies, equipment depreciation, outsourced clinical and other research activities, consultants, utilities expenses and an allocation of corporate administrative costs. We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect and we will continue to initiate such studies in 2008. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expanse as incurred. We expect to continue to devote substantial resources to research and development, and as a result, we expect such expenses to increase substantially in the future.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses, and expenses related to travel, legal and general business development activities. As we continue to explore new collaborations to develop and commercialize diagnostic and therapeutic products based on microRNAs, we anticipate that these expenses will increase. We also expect an increase in marketing and business development expenses in 2008 as we prepare for the expected launch of the first diagnostic products using our RG MicroRNA technology.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional fees and expenses related to general corporate activities. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations (both in Israel and in the United States), an increase in legal and other professional fees in connection with general corporate matters and additional costs associated with our continued operation as a public company.

Financial Expenses (Income)

Financial expenses consist of interest and fees payable on outstanding loans from banks, expenses related to the issuance of and amortization of discount on convertible loans, expenses related to the issuance of warrants and impairment of investment in marketable securities. Financial income includes interest income, which is interest earned on deposits, marketable securities and long-term investment we maintain with banks and realized gains on marketable securities. In addition, financial expenses and income include expenses and income related to the impact of fluctuations in the exchange rate between the New Israel Shekel, or NIS, and the U.S. dollar.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a material impact on our reported results.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be the most critical in understanding our consolidated financial statements and the assumptions management used.

Revenue Recognition

We will recognize revenues, if any, from product sales in accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” or SAB 104. SAB 104 requires recognition of revenues from product sales that require no continuing performance on our part if four basic criteria have been met:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred and title has passed to our customer;

•	the fee is fixed and determinable and no further obligation exists; and

•	collectibility is reasonably assured.

To the extent entitlements to future products are included in a multi-element arrangement, revenue will be recognized upon delivery, provided fair value for the elements exists. In multi-element arrangements that include entitlement to a future product, if fair value does not exist for all undelivered elements, revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established according to Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” or EITF 00-21.

We have entered into collaboration and license agreements with a number of parties and expect to enter into additional such agreements in the future. The terms of such agreements may include payment of non-refundable upfront fees, development milestone payments, funding of research and development efforts, and payments based on product sales. Royalties under our collaboration and license agreements will be recognized when earned and we receive written confirmation from the licensee of sales subject to royalties and no future obligation exists. Non-refundable advancements of royalties, which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

As of December 31, 2007, we had not recognized any revenues.

Impairment of investment in marketable securities

As of December 31, 2007, we had $7.4 million of principal invested in Auction Rate Securities, or ARS, rated AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, we revalued our ARS portfolio, based on valuation model, and as a result, we recorded an impairment charge of $5 million in our statement of operations to reflect other than temporary decline in the value of our investment in ARS. We believe that based on our current cash, cash equivalents and marketable securities balances at December 31, 2007 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on our liquidity, cash flow or our ability to fund our operations through at least the second quarter of 2009.

Accounting for Stock-Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123.

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

We recognize compensation expenses for the value of awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, that approximately 94% of our options will actually vest, and therefore have applied an annual forfeiture rate of 6% to all options that are not vested but exercisable as of December 31, 2007. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of our stock starting from the IPO date. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the options. We determined the expected life of the options according to the simplified method, using the average of vesting and the contractual term of the options. Prior to January 1, 2006, we applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

Prior to our initial public offering in March 2007, the fair value of our ordinary shares was determined by our board of directors on each grant date based on consideration of relevant factors, including the consideration paid for our preferred shares and convertible loans, the superior rights and preferences of securities senior to our ordinary shares at the time of each grant, our operating and financial performance and the market trends of comparable public companies. At the time of such grants, we determined that a contemporaneous valuation by an unrelated valuation specialist was neither practical nor necessary.

As part of our preparation for our initial public offering, and in accordance with the valuation approaches set forth in the American Institute of Certified Public Accountants, or AICPA, Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors reassessed, retrospectively, the fair value of our ordinary shares at key points in time in 2004, 2005 and 2006. In reassessing the fair value of our ordinary shares, we considered numerous objective and subjective factors, including:

•	a third-party independent valuation;

•	the pricing of private sales of our preferred shares;

•	the comparative rights and preferences of our ordinary shares and our preferred shares;

•	the progression of our microRNA research and discovery and product development efforts

•	significant changes, events and milestones in our business development, including the entry into significant license agreements and collaboration arrangements; and

•	the likelihood of an initial public offering.

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

A retrospective valuation of our ordinary shares was determined as of December 31, 2005 and March 31, 2006.

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

The most significant factor contributing to the increased value of our ordinary shares between December 31, 2004 and December 31, 2005 was our entry into a license agreement in April 2005. Accordingly, we determined that the value of the ordinary shares as of December 31, 2004, determined as set forth above, was appropriate through the first quarter of 2005, and the fair value of the ordinary shares underlying options granted to employees during this time period was deemed to be $1.95 per share. The value of our ordinary shares after this time period and through January 1, 2006 was determined to be $4.253 per share, the fair value as of December 31, 2005 determined as set forth above, and, accordingly, the fair value of the ordinary shares underlying options granted to employees during this time period was deemed to be $4.253 per share.

The most significant factors contributing to the increased value of our ordinary shares between January 1, 2006 and March 31, 2006 were our entry into a collaboration and license agreement in January 2006 and our entry into a collaboration license agreement with Isis Pharmaceuticals to co-develop therapeutics for liver cancer in January 2006. Accordingly, the value of our ordinary shares after January 1, 2006 through March 31, 2006 was determined to be $5.284 per share, the fair value determined as of March 31, 2006 as set forth above, and the fair value of the ordinary shares underlying options granted to employees during this time period was deemed to be $5.284 per share. Because there were no significant events or milestones in April 2006, we also determined that the value of the ordinary shares as of March 31, 2006, determined as set forth above, was appropriate through April 2006, and the fair value of the ordinary shares underlying options granted to employees in April 2006 was deemed to be $5.284 per share.

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

The following summarizes information regarding the options granted by us to employees from January 1, 2005 through December 31, 2007:

Date of Grant	Number of Options	Exercise Price	Fair Value

February 2005	10,673	$4.700	$1.950
June 2005	7,667	—	4.253
June 2005	3,465	4.700	4.253
August 2005	6,278	4.700	4.253
October 2005	45,274	4.700	4.253
January 1, 2006	34,922	3.500	4.253
March 2006	7,936	3.500	5.284
April 2006	67,555	3.500	5.284
July 2006	217,857	3.500	6.590
July 2006	71,864	6.140	6.590
August 2006	197,146	6.590	5.680
September 2006	57,101	5.680	5.680
January 2007	12,682	6.027	4.680
January 2007	2,511	4.370	5.417
March 2007	25,364	8.800	6.814
March 2007	25,700	7.099	5.500
May 2007	76,973	7.740	6.006
July 2007	5,000	7.300	5.657
November 2007	52,000	6.000	4.619
December 2007	118,777	5.450	4.190

In connection with options granted to non-employees for services during the years ended December 31, 2005, 2006 and 2007 and our determination of the fair value of our ordinary shares, we have recorded stock-based compensation expense of approximately $124,000, $128,000 and $155,000, respectively, which represents the fair value of non-employee grants. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2005, 2006 and 2007 may not be indicative of future compensation charges.

We have also recorded compensation related to restricted share awards that were issued to several directors in 2004. The compensation will be recorded as an expense over the vesting period of the underlying restricted shares. We recorded non-cash stock-based compensation expense of $37,000 and $49,000 during the years ended December 31 2005 and 2006, respectively. No non-cash stock-based compensation expenses were recorded during 2007 related to this grant.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 elated to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations.

In February 2007, the FASB issued FSP FAS 157-2 which delays for one year the effective date of FAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. Under SFAS 159, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for years beginning after November 15, 2007. The adoption of SFAS 159 will not have an impact on our consolidated financial statements.

On December 21, 2007 the SEC issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces SAB 107, “Share-Based Payment,” or SAB 107. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our financial statements.

In June 2007, the Emerging Issues Task Force of the FASB, or EITF, reached a consensus on Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities,” or EITF 07-3. EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. The deferred amounts would be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2007 and earlier application is permitted. EITF 07-3 is to be applied prospectively for new contracts entered into on or after the effective date. The adoption of this pronouncement is not expected to have a material effect on our consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property,” or EITF 07-1. Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a “virtual joint venture”). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable U.S. GAAP or, in the absence of other applicable U.S. GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. We are currently evaluating the impact that the adoption of EITF 07-1 could have on our financial statement.

A. OPERATING RESULTS

Years Ended December 31, 2007 and 2006

Revenues. As of December 31, 2007, we had not recognized any revenues.

Research and development expense, net. Research and development expenses were $6.4 million for the year ended December 31, 2007, including $260,000 of non-cash stock-based compensation, as compared to $4.8 million for the year ended December 31, 2006, which included $247,000 amortization of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2007 increased as we made progress with our proprietary diagnostic pipeline, and as a result of an increase in costs related to salaries and related expenses for the hiring of additional research and development personnel, the filing, prosecution and maintenance of our intellectual property portfolio, and license fees.

Marketing and business development expenses. Marketing and business development expenses were $1.7 million for the year ended December 31, 2007, including $225,000 of non-cash stock-based compensation, as compared to $1.5 million for the year ended December 31, 2006, including $49,000 of non-cash stock-based compensation. This increase resulted primarily from an increase in salaries and related expenses from the addition of business development and marketing personnel to support our alliances and expanding research and development collaborations. We expect marketing and business development expenses to increase in 2008 as we prepare for the launch of the first diagnostic products using RG MicroRNA Technology in 2008.

General and administrative expenses. General and administrative expenses were $2.9 million for the year ended December 31, 2007, including $550,000 of non-cash stock-based compensation, as compared to $1.9 million for the year ended December 31, 2006, which included $696,000 amortization of non-cash deferred stock-based compensation. This increase resulted primarily from an increase in costs relating to our operation as a public company.

Financial expenses (income), net. Net financial expense was $3.6 million for the year ended December 31, 2007, as compared to net financial income of $538,000 for the year ended December 31, 2006. Financial expenses in 2007 included $5 million impairment charge of marketable securities offset by $1.4 million derived from interest income on bank deposits and realized income from marketable securities.

Years Ended December 31, 2006 and 2005

Revenues. As of December 31, 2006, we had not recognized any revenues.

Research and development expense, net. Research and development expenses were $4.8 million for the year ended December 31, 2006, including $247,000 of non-cash stock-based compensation, as compared to $3.2 million for the year ended December 31, 2005, which included $73,000 amortization of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2006 increased as we made progress with our proprietary pipeline, primarily our CUP program, as well as due to an increase in expenses relating to our intellectual property and costs associated with license fees as well as research and development costs related to our wholly owned U.S. subsidiary.

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

General and administrative expenses. General and administrative expenses were $1.9 million for the year ended December 31, 2006, including $696,000 of non-cash stock-based compensation, as compared to $1.1 million for the year ended December 31, 2005, which included $175,000 amortization of non-cash deferred stock-based compensation. This increase resulted primarily from an increase in salaries and related expenses from the addition of key members to our management team, including several senior managers in finance and accounting.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2007, we had an accumulated deficit of $35.5 million. We have funded our operations primarily through the proceeds from the sales of our equity securities. Through December 31, 2007, we had received aggregate gross proceeds of approximately $60.7 million from the sales of our equity securities, including $30.2 million in gross proceeds from the sale of an aggregate of 4,312,500 ordinary shares at $7.00 per share in our initial public offering in March 2007. As of December 31, 2007, we had cash, cash equivalents, short-term bank deposit and marketable securities of $24.3 million, compared to $10.8 million as of December 31, 2006. This increase was primarily due to net proceeds of $26 million from our initial public offering, offset by our net loss for the period ended December 31, 2007

As of December 31, 2007, we had $7.4 million of principal invested in Auction Rate Securities, or ARS, rated AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, we revalued our ARS portfolio, based on valuation model, and as a result, we recorded an impairment charge of $5 million in our statement of operations to reflect other than temporary decline in the value of our investment in ARS.

We believe that based on our cash, cash equivalents and marketable securities balances at December 31, 2007 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on our liquidity, cash flow or our ability to fund our operations through at least the second quarter of 2009. However, if uncertainties in the credit and capital markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any ongoing investments in our portfolio (including on ARSs), we may incur additional impairments to our long term investment portfolio, which could affect our financial condition, liquidity, cash flow and results of operations.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities was $8 million in 2007, compared to $6.4 million in 2006 and $4.2 million in 2005. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. The increase in the net cash used for operating activities between the years was primarily the result of an increase in research and development activities and the hiring of certain senior managers, offset in part by an increase in net working capital.

Net cash used in investing activities. Net cash used in investing activities was $10.8 million in 2007, compared to $5.6 million in 2006 and $155,000 in 2005. Net cash used in investing activities in 2007 and 2006 consisted primarily of investment of our cash in short terms bank deposits and marketable securities and the purchase of property and equipment. Net cash used in investing activities in 2005 consisted primarily of the purchase of capital equipment.

Net cash provided by financing activities. Net cash provided by financing activities was $27.3 million in 2007, compared to $12.3 million in 2006 and $7.7 million in 2005. The principal sources of net cash provided by financing activities in 2007, 2006 and 2005 were net proceeds from the sale and issuance of equity securities, including our initial public offering in 2007, proceeds from the issuance of convertible loan and proceeds from the exercise of warrants.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, as described above, we expect to incur increasing research and development expenses, marketing and business development expenses and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, cash equivalents, short term bank deposits and marketable securities, and funding we expect to receive under our current collaboration and license agreements will be sufficient to fund our operations through at least the second quarter of 2009. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

•	progress in our research and development programs;

•	the resources, time and costs required to initiate and complete development and any required preclinical studies and clinical trials, and obtain regulatory approvals for our products;

•	the timing, receipt, and amount of milestone, royalty and other payments from present and future collaborators, if any;

•	costs necessary to protect our intellectual property;

•	expenses relating to our expected acquisition of a certified laboratory; and

•	the timing, receipt and amount of sales, if any, by us of any approved products.

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

•
obtain funds through arrangements with collaborators or others on terms unfavorable to us or that may require us to relinquish rights to certain technologies or products that we might otherwise seek to develop or commercialize independently; or

•	pursue merger or acquisition strategies.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $3.2 million, $4.8 million and $6.4 million, in the years ended December 31, 2005, 2006 and 2007, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D. TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2007. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

	Total	2008	2009	2010	2011	2012	Thereafter
	(In thousands)
Operating and capital lease obligations	$1,355	$689	$196	$154	$146	$146	$24
Other long-term liabilities	$884	$120	$129	$169	$233	$233	-*
__________

* Under our license agreements as of December 31, 2007, we are obligated to pay an aggregate amount of approximately $233,000 annually after 2012. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2012 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Amir Avniel	35	Chief Executive Officer and President
Tamir Kazaz, CPA	37	Chief Financial Officer
Ranit Aharonov, Ph.D.	38	Executive Vice President, R&D, Head of Computational Biology
Dalia Cohen, Ph.D.	56	Chief Scientific Officer
Ayelet Chajut, Ph.D.	45	Executive Vice President, R&D, Head of Molecular Biology
Ronen Tamir	41	Vice President, Marketing and Communication
Yoav Chelouche(2)(3)	54	Chairman of the Board
Isaac Bentwich, M.D.	46	Director and Chief Architect
Nathan Hod	62	Director
Prof. Moshe Many, M.D.(1)	79	Director
Simcha Sadan, Ph.D.	66	Director
Joshua Rosensweig, Ph.D	55	Director
Gerald Dogon(1)(2)(3)	68	External Director
Tali Yaron-Eldar(1)	44	External Director
_____________
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

Tamir Kazaz has served as our Chief Financial Officer since November 2005. Prior to joining us, from November 1999 to October 2005 Mr. Kazaz served in a number of key positions at Disc-o-Tech Medical Technologies Ltd., a medical device company, including Chief Financial Officer from November 1999 to May 2002. From May 2002 to October 2005, Mr. Kazaz served as General Manager of Disc Orthopedic Technologies, Inc, a wholly owned U.S. subsidiary of Disc-o-Tech Medical Technologies Ltd. where he managed the strategic planning, financial and marketing affairs in North America. From 1996 to October 1999, he worked for KPMG Israel. Mr. Kazaz has a bachelor’s degree in business from The College of Management, Tel Aviv and an MBA from Recanati School of Business at Tel-Aviv University and is a Certified Public Accountant. Mr. Kazaz has also been an adjunct lecturer of the Faculty of Management in Tel Aviv University for four years. In June 2008, Mr. Kazaz informed the board of directors that he will be terminating his employment with Rosetta. Mr. Kazaz will stay with Rosetta until the second half of 2008.

Ranit Aharonov, Ph.D. has served as our Executive Vice President, R&D, Head of Computational Biology since February 2008. Dr. Aharonov joined us in March 2003 and previously held other positions, including Executive Vice President of IP and Computational Biology,Vice President of Research and Product Strategy, Vice President, Research and Director, Algorithms. Prior to joining us, from October 1998 until September 2002, Dr. Aharonov taught Neural Computation-related courses at the Hebrew University of Jerusalem. She is the author of nine papers published in peer reviewed journals and the co-author of 31 patent applications, and was an adjunct lecturer in Neural Network Theory and Applications at the Brain Science Institute of Bar-Ilan University. Dr. Aharonov earned her Ph.D. in Neural Computation from the Hebrew University in Jerusalem.

Dalia Cohen, Ph.D. has served as our Chief Scientific Officer since February 2008, Dr. Cohen joined us in August 2006 and held the position of Executive Vice President, Global Head of Research and Development. Prior to joining us, Dr. Cohen served in several executive positions at Novartis AG. From May 2005 to June 2006, Dr. Cohen served as Vice President and Global Head for Strategic and Enabling Technologies and Molecular Medicine, at the Novartis Institute for Biomedical Research. From October 1998 to April 2005, Dr. Cohen established and served as Vice President and Global Head of the Functional Genomics Department at the Novartis Institute for Biomedical Research. From 1997 to 1998, Dr. Cohen served as Executive Director and Senior Expert of Molecular and Cellular Biology at Novartis Pharma Research. From 1992 to 1996, Dr. Cohen was a Research Fellow in the Oncology Department at Sandoz Pharmaceutical Corporation, and from 1986 to 1992, Dr. Cohen was a Research Associate in the Department of Molecular Pharmacology at the Albert Einstein College of Medicine. In addition, Dr. Cohen is an Adjunct Professor at the University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School. Dr. Cohen received her Ph.D. in Cell Biology from the Faculty of Medicine at Technion, Israel Institution of Technology and has published more than 70 scientific articles.

Ayelet Chajut, Ph.D. has served as our Executive Vice President, R&D, Head of Molecular Biology since February 2008. Dr. Chajut joined us on June 2006 and previously held several positions including Vice President of Genomics and Vice President of Diagnostics . Prior to joining us, from February 1999 until April 2005, Dr. Chajut held different positions at Quark Biotech, Inc., from March 2003 until May 2005 Dr. Chajut was the Vice President of Research at Quark Biotech, Inc. Dr. Chajut continued to serve as a general consultant to Quark Biotech, Inc. from May 2005 until December 2005. From May 2005 until April 2006 Dr. Chajut was the Director of Research and Development at Quantomix. She is the author of ten papers published in peer reviewed journals and the co-author of 4 patent applications. Dr. Chajut earned her Ph.D. in Molecular Biology of Lenti-viruses from the Department of Human Microbiology, Tel-Aviv University and did her Post Doctoral studies during 1994-1997 in the Department of Cell Research and Immunology, Faculty of Life Sciences, Tel-Aviv University.

Ronen Tamir has served as our Vice President, Marketing and Communication since December 2007. Prior to joining us, he was Vice President, Investor Relations for North America at Novartis AG. While Mr. Tamir was at Novartis, Novartis significantly increased its North American shareholder base and his team won numerous awards, including the “Best European IR Team in North America for 2005” by IR magazine, the “Silver Anvil” award by the Public Relations Society of America, and the “Big Apple - Best of the Best” award by the Institution of Public Relations, for an investor relations campaign in 2006 . Prior to joining Novartis in 2004, Mr. Tamir held several key positions at Serono, including Director of Business Intelligence for North America and Global Product Manager, Neurology, in Geneva, Switzerland, where he oversaw the global launch of Rebif, the leading therapy for Multiple Sclerosis. In addition, Mr. Tamir was the Regional Product Manager for Neurology and Metabolism for Serono’s Intercontinental Business Operations. Ronen holds a degree in Biology from Bar-Ilan University in Israel and an MBA from Warwick Business School in the UK.

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

Gerald Dogon has served as a member of our board of directors since February 2007. From December 2007 Mr. Dogon serves as a member if the board of directors Fundtech Ltd. and also serves as member of its Audit and Nominating Committees. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and from November 1997 until December 1999, he served as a director of DSPC Inc. Mr. Gerald holds a B.A. in Economics from the University of Cape Town.

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

The aggregate direct compensation we paid to our executive officers as a group (six persons) for the year ended December 31, 2007 was approximately $1,048,000 of which approximately $82,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We also paid one-time bonuses to three of our executive officers in the aggregate amount of $190,000 upon completion of our initial public offering. During 2007 we paid $212,000 direct compensation to Dr. Isaac Bentwich, our Chief Architect and a member of our board of directors, of which approximately $26,600 was set aside or accrued to provide for pension, retirement, severance or similar benefits. In addition we paid Dr. Bentwich a one-time bonus of $100,000 upon completion of our initial public offering in March 2007.

We paid an aggregate of $75,000 in direct compensation to our directors other than our Chairman, Yoav Chelouche, for their services as directors for the year ended December 31, 2007. We paid $84,000 to Mr. Chelouche in 2007 for services rendered in 2007 as the Chairman of our board of directors. We have entered into an agreement with Yoav Chelouche to serve as Chairman of our board of directors. Under this agreement, Mr. Chelouche receives a monthly retainer fee of $7,000, as well as options to purchase our ordinary shares. Each of our non-executive directors, other than Mr. Chelouche and our Chief Architect, receives an annual fee of $10,000. An additional annual fee of $10,000 is paid to each non-executive director for serving on one of our committees.

As of June 1, 2008, there were outstanding options to purchase 890,841 ordinary shares that were granted to 14 of our directors and officers, at a weighted average exercise price of $3.95 per share.

C. BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as independent directors, the audit committee and the internal auditor. These matters are in addition to the requirements of The Nasdaq Global Market and other relevant provisions of U.S. securities laws. Under The Nasdaq Global Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq Global Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, Nasdaq Global Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our audit committee and our other committees. In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), we are required to appoint at least two external directors, and this appointment must be confirmed by our shareholders no later than three months after the closing of an initial public offering. We have appointed Gerald Gogon and Tali Yaron-Eldar as our external directors, each of whom is also independent under the rules of The Nasdaq Global Market. The appointment of Mr. Dogon and Ms. Yaron-Eldar was confirmed by our shareholders at an extraordinary general meeting held on May 30, 2007.

Board of Directors

Our board of directors currently consists of eight directors, including our Chief Architect and two external directors. Certain of our current directors were appointed by certain of our shareholders or by our founding shareholders pursuant to board appointment rights granted to such shareholders in connection with their purchase of our shares. These rights terminated after the initial public offering, and from now on, our directors, apart from the external directors, will be elected by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. Our articles of association provide that we may have no less than two and up to 11 directors.

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

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by our shareholders on May 30, 2007 for three-year terms. See “External Directors” below.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the approval of a majority of the other directors in a written resolution or at the next meeting of the board of directors) and may cancel such appointment. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibilities as a director.

External Directors

Qualifications of External Directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The Nasdaq Global Market, are required to appoint at least two external directors. We have appointed Gerald Dogon and Tali Yaron-Eldar, who qualify as external directors under the Companies Law. The appointment of our external directors was confirmed by our shareholders at an extraordinary general meeting held on May 30, 2007. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

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

Election of External Directors

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders that voted at the meeting, vote in favor of the election of the external director (disregarding abstentions); or

•	the total number of shares of non-controlling shareholders that voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfend as our internal auditor. The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer.

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

D. EMPLOYEES

As of December 31, 2007, 2006 and 2005, we had 70, 41 and 34 full-time employees, respectively. Of the 70 full-time employees as of December 31, 2007, 55 were engaged in research and development and 15 were engaged in management, administration, business development, marketing and finance. Of the 70 full-time employees as of December 31, 2007 6 were located in the United States and 64 were located in Israel.

The Israeli labor law governs the length of the workday, minimum daily wages for workers, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Severance pay may be funded by Managers’ Insurance described below. The payments to Managers’ Insurance on account of severance pay amount to approximately 8.33% of the employee’s wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of the wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

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

E. SHARE OWNERSHIP

The following table sets forth, as of June 1, 2008, the number of our ordinary shares beneficially owned by (i) each of our directors and executive officers and (ii) our directors and executive officers as a group. The information in this table is based on 11,942,271 ordinary shares outstanding as of June 1, 2008. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of June 1, 2008 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Amir Avniel (1)	679,068	5.6%
Tamir Kazaz, CPA (2)	30,508	*
Ranit Aharonov, Ph.D. (3)	22,124	*
Dalia Cohen, Ph.D.(4)	18,730	*
Ayelet Chajut, Ph.D.(5)	4,395	*
Ronen Tamir	—	—
Yoav Chelouche (6)	159,933	1.3%
Isaac Bentwich, M.D. (7)	1,899,343	15.9%
Nathan Hod (8)	60,785	*
Prof. Moshe Many, M.D. (9)	42,294	*
Simcha Sadan, Ph.D. (10)	56,026	*
Joshua Rosensweig.(11)	165,258	1.4%
Gerald Dogon (12)	5,284	*
Tali Yaron-Eldar (13)	5,284	*
Directors and executive officers as a group (14 persons) (14)	2,599,501	21.0%
___________
*	Represents beneficial ownership of less than 1% of ordinary shares.

(1)
Includes options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 75,336 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2012), 1,429 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 37,668 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), 829 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015) and 14,275 ordinary shares (which have an exercise price of $5.68 per share and expire in (September 2016 ). Also includes 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Mr. Avniel is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000 and Mr. Avniel may therefore be deemed to beneficially own the securities owned by Harmony 2000. Mr. Avniel disclaims any beneficial ownership of the securities owned by Harmony 2000.

(2)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 30,508 ordinary shares (which have an exercise price of $3.50 per share and expire in November 2015).

(3)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 3,516 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2013), 251 ordinary shares (which have an exercise price of $0.00 per share and expire in January 2014), 1,308 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 4,771 ordinary shares (which have an exercise price of $0.00 per share and expire in December 2,014), 659 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), and 11,619 ordinary shares (which have an exercise price of $3.50 per share and expire in January 2016).

(4)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 18,730 ordinary shares (which have an exercise price of $6.59 per share and expire in June 2016).

(5)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 4,395 ordinary shares (which have an exercise price of $4.37 per share and expire in June 2016).

(6)
Consists of (i) 17,137 ordinary shares held by Yunsan Ltd., a company controlled by Mr. Chelouche, the chairman of our board of directors, (ii) 14,228 ordinary shares and (iii) options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 10,289 ordinary shares (which have an exercise price of $0.00 per share and expire in April 2012) and 118,279 ordinary shares (which have an exercise price of $3.50 per share and expire in February 2016).

(7)
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

(8)
Consists of (i) 27,952 ordinary shares, and (ii) options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 10,288 ordinary shares (which have an exercise price of $0.00 per share and expire in April 2014) and 22,545 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(9)
Consists of (i) 26,932 ordinary shares held by Prof. Many and (ii) options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 8,454 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(10)
Consists of (i) 49,686 ordinary shares held by Kadima in trust on behalf of Dr. Sadan, and (ii) options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 6,340 ordinary shares (which have an exercise price of $6.03 per share and expire in January 2017).

(11)
Consists of (i) 138, 259 ordinary shares held by Dr. Rosensweig, (ii) warrants currently exercisable into 11,637 ordinary shares, and (iii) options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 8,454 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(12)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 5,284 ordinary shares (which have an exercise price of $8.8 per share and expire in June 2017).

(13)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 5,284 ordinary shares (which have an exercise price of $8.8 per share and expire in June 2017).

(14)	See notes 1 through 13 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 321,773 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of June 1, 2008, options to purchase 336,843 ordinary shares have been granted and are still outstanding under the 2003 Plan and 238,939 shares have been issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 500,000 shares under the 2006 Plan. As of June 1, 2008, there were 561,502 shares available for grant under the 2006 Plan, 8,164 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 911,177 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its corresponding sub-plans for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth, as of June 1, 2008, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information in this table is based on 11,942,271 ordinary shares outstanding as of June 1, 2008. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of June 1, 2008 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name of Beneficial Owner	Number of Shares Beneficially Owned(6)	Percentage of Outstanding Ordinary Shares
Amir Avniel (2)	679,068	5.6%
Isaac Bentwich, M.D. (3)	1,899,343	15.9%
Highbridge International LLC (4)	797,956	6.7%
Entities and Persons affiliated with Davidson Kempner Partners (5)	632,150	5.3%
___________
(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

(2)
Includes options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 75,336 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2012), 1,429 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 37,668 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), 829 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015) and 14,275 ordinary shares (which have an exercise price of $5.68 per share and expire in September 2016). Also includes 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Mr. Avniel is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000 and Mr. Avniel may therefore be deemed to beneficially own the securities owned by Harmony 2000. Mr. Avniel disclaims any beneficial ownership of the securities owned by Harmony 2000.

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

(4)
Based solely on a Schedule 13G/A filed with the SEC on January 30, 2008. Consists of shares owned by Highbridge International LLC. Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owner of the 774,000 ordinary shares owned by Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P. and Highbridge Master L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the Ordinary Shares owned by Highbridge International LLC. The address for each of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Master L.P., and Highbridge GP, Ltd. is: c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address for each of Highbridge Capital Management, LLC, Highbridge Capital L.P., Highbridge GP, LLC, Glenn Dubin, and Henry Swieca is: c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

(5)
Based solely on a Schedule 13G filed with the SEC on January 17, 2008 by the following entities and persons: Davidson Kempner Partners; Davidson Kempner Institutional Partners, L.P.; M.H. Davidson & Co.; Davidson Kempner International, Ltd.; Serena Limited; Davidson Kempner Healthcare Fund LP; Davidson Kempner Healthcare International Ltd.; MHD Management Co.; Davidson Kempner Advisors Inc.; Davidson Kempner International Advisors, L.L.C.; DK Group LLC; DK Management Partners LP; DK Stillwater GP LLC; Thomas L. Kempner, Jr.; Marvin H. Davidson; Stephen M. Dowicz; Scott E. Davidson; Michael J. Leffell; Timothy I. Levart; Robert J. Brivio; Jr. Eric P. Epstein; Anthony A. Yoseloff; Avram, Z. Friedman; and Conor Bastable. The address of each of the foregoing entities and persons is c/o Davidson Kempner Partners, 65 east 55th Street, 19th Floor, New York, New York 10022.

(6)
Our ordinary shares are traded on the NASDAQ Global Market in the United State. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of June 1, 2008, our officers and directors as a group beneficially owned 2,599,501 ordinary shares or 21.1% of the then outstanding ordinary shares.

B. RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these related party transactions entered into since January 1, 2007 below:

Consulting Agreement with a Related Party

In April 2007, we entered into a consulting agreement with Prof. Moshe Hod, the brother of Nathan Hod, a member of our board of directors, for a monthly fee of $10,000. In addition, we granted Prof. Hod an option to purchase 38,940 ordinary shares at an exercise price of $ 7.30 per share.

Registration Rights

In connection with our series C financing in April 2006, our existing shareholders, as well as the series C investors, entered into an investors’ rights agreement, which contains provisions regarding registration rights as follows:

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

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares began trading on The Nasdaq Global Market on February 27, 2007 under the symbol “ROSG.” Prior to that time, there was no established public trading market for our ordinary shares. The high and low sales prices per share of our ordinary shares on The Nasdaq Global Market for the periods indicated are set forth below:

Year Ended	High	Low
December 31, 2007	$8.94	$4.75

Quarter Ended
March 31, 2007	$8.71	$6.20
June 30, 2007	$8.92	$6.30
September 30, 2007	$7.90	$4.95
December 31, 2007	$7.00	$4.75
March 31, 2008	$6.25	$3.41

Month Ended
December 31, 2007	$5.60	$4.75
January 31, 2008	$6.25	$4.90
February 29, 2008	$5.39	$4.71
March 31, 2008	$5.50	$3.41
April 30, 2008	$5.44	$4.00
May 31, 2008	$5.11	$4.05

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are traded only in the United States on The Nasdaq Global Market.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We were first registered under Israeli law on March 9, 2000. Our registration number with the Israel Registrar of Companies is 51-292138-8. The objective stated in section 3 of our articles of association is to engage in any lawful activity.

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

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact on the company’s profitability, assets or liabilities

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

Taxation of Companies

General Corporate Tax Structure

On July 25, 2005 The Israeli parliament pased the law for the amendment of the income tax Ordinance (No. 147), 2005 (“tha amendment”) whice prescribes inter alia a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below) may be considerably less. Israeli Companies are generally subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, industrial companies, as defined under the law, are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents;

•	expenses related to a public offering in a recognized stock market are deductible over a three-year period in equal amounts;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

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

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28 th of the following year) in which the rate of increase of the Israeli consumer price index will not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Additionally, it is expected that an amendment repealing most of the provisions of the Inflationary Adjustments Law will be passed by the Israeli Knesset (parliament) and will become effective from January 1, 2008. If this amendment is enacted, the above provisions will only be applicable to the determination of our taxable income in fiscal year 2007.

The Income Tax Ordinance, 1961, and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is generally a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We believe that we may qualify as a Foreign Investment Company. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

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

Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status. The year’s limitation does not apply to the exemption period.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to pay corporate tax at the rate of 10% - 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. If we are also deemed to be a “Foreign Investors’ Company” or “FIC” and if the FIC (as defined below) is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be taxed at a lower rate.

Since we have elected the Alternative Benefits package, we are not obliged to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

If we qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

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

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income. The Company did not generate income under the provision of the law.

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

Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli companies. The 2006 Tax Reform provides that the corporate tax rate will be reduced gradually from 29% in 2007 to 27% in 2008, 26% in 2009 and 25% in 2010. However, between 2006 and 2009, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 (“Dollar Regulations”) will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

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

In addition, pursuant to the Convention Between the U.S. Government and the Government of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends by a publicly traded company, income tax is withheld at source, at the rate of 20% for dividends paid to an individual or foreign corporation, and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. persons holding our ordinary shares (referred to herein as U.S. holders) of purchasing, owning, and disposing of such shares. For this purpose, a U.S. person is, in each case as defined for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation under federal income tax laws created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. persons.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment companies, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our shares in exchange for services.

This summary addresses only ordinary shares that (a) are held as capital assets, and (b) were acquired upon original issuance at their initial offering price.

This summary relates only to U.S. federal income taxes. It does not address any other tax, including but not limited to state, local, or foreign taxes, or any other U.S. federal taxes other than income taxes.

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Internal Revenue Code, Treasury Regulations, and relevant judicial decisions and administrative guidance. The U.S. federal tax laws are subject to change, and any such change may materially affect the U.S. federal income tax consequences of purchasing, owning, or disposing of our ordinary shares. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this summary to be inaccurate. No ruling or opinions of counsel will be sought in connection with the matters discussed herein. There can be no assurance that the positions we take on our tax returns will be accepted by the Internal Revenue Service.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific U.S. federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our ordinary shares and the effect of potential changes in applicable tax laws.

Dividends

A U.S. holder will be required to take into account as dividends any distributions with respect to our ordinary shares made out of our current or accumulated earnings and profits. The dividends received deduction will not be available to a U.S. holder that is taxed as a corporation. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains, if certain holding period and other conditions are satisfied, through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. Dividends will generally be from a non-U.S. source and treated as “passive income” or “financial services income” for U.S. foreign tax credit purposes.

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

Disposition of Ordinary Shares

In general, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 15% through December 31, 2010, after which the maximum capital gains rate is scheduled to return to 20%. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the U.S.-Israel Tax Treaty. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Credit for Foreign Taxes Withheld

Payments to U.S. holders as dividends or consideration for ordinary shares may in some circumstances be subject to Israeli withholding taxes. See “Israeli Tax Considerations and Government Programs” above. Generally, such withholding taxes in lieu of Israeli income taxes imposed on such transactions are creditable against the U.S. holder’s U.S. tax liability, subject to numerous U.S. foreign tax credit limitations, including additional limitations in the case of qualified dividends eligible for the maximum rate accorded to capital gains. A U.S. holder should consult its own independent tax advisor regarding use of the U.S. foreign tax credit and its limitations. A U.S. holder (except an individual who does not itemize deductions) may elect to take a deduction rather than a credit for foreign taxes paid.

Controlled Foreign Corporation

For U.S. federal income tax purposes, a “controlled foreign corporation” is a foreign corporation in which U.S. holders who own at least 10% of the voting power (directly or by constructive ownership through certain related persons) collectively own more than 50% of the voting power or value. If we are or become a controlled foreign corporation, such 10% U.S. holders must include in their current U.S. taxable income their share of the corporation’s undistributed “Subpart F income” (i.e., certain passive income, sales or service income, insurance, shipping, ocean activity, or oil-related income, and income from specified disfavored activities or from ostracized foreign countries) and the amount of the corporation’s investments in U.S. property. These income inclusions are not eligible for the maximum capital gains tax rate on qualified dividends to non-corporate tax payers. We believe that the corporation is not and has not been, and we expect that the corporation will not become, a controlled foreign corporation. There can be no assurance, however, that the corporation will not become a controlled foreign corporation in the future.

Passive Foreign Investment Company

We were a Passive Foreign Investment Company, or PFIC for the years ended December 31, 2006 and 2007. We are a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we are a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. If we qualify as a PFIC at any time during a U.S. holder’s holding period of our ordinary shares, any subsequent distributions to, or disposition of the shares by, the U.S. holder will be subject to the excess distribution rules (described below), regardless of whether we are a PFIC in the year of distribution or disposition, unless the U.S. holder: (1) made the qualified electing fund (“QEF”) election (described below); (2) made the mark-to-market election (described below); or (3) during a year in which the corporation is no longer a PFIC, elected to recognize all gain inherent in the shares of the last day of the last taxable year in which the corporation was a PFIC. Therefore, for example, if a U.S. holder acquired our ordinary shares in 2007, such ordinary shares will henceforth be considered shares in a PFIC, regardless of whether we meet the PFIC tests in future years, unless the U.S. holder makes a timely QEF or mark-to-market election, or makes the deemed gain election in a year in which the corporation is no longer a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

As of December 31, 2007, we had $7.4 million of principal invested in Auction Rate Securities, or ARS, rated AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, we revalued our ARS portfolio, based on a valuation model, and as a result, we recorded an impairment charge of $5 million in our statement of operations to reflect other than temporary decline in the value of its investment in ARS. We believe that based on our current cash, cash equivalents and marketable securities balances at December 31, 2007 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on our liquidity, cash flow or our ability to fund our operations through at least the second quarter of 2009. However, if uncertainties in the credit and capital markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any ongoing investments in our portfolio (including on ARSs), we may incur additional impairments to our long term investment portfolio, which could affect our financial condition, liquidity, cash flow and results of operations.

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

Use of Proceeds

The Registration Statement on Form F-1 (Reg. No. 333-137095) in connection with our initial public offering was declared effective by the SEC on February 26, 2007. In the initial public offering, we sold 4,312,500 ordinary shares at an initial public offering price per share of $7.00. The net offering proceeds to us after deducting total expenses were $26,008,011. As of December 31, 2007, approximately $6.4 million of the net proceeds of the offering had been used to fund operations and capital expenditures. The remaining net proceeds have been invested in bank deposits and marketable securities. There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus dated February 26, 2007 filed with the SEC pursuant to Rule 424(b)(4).

ITEM 15T. CONTROLS AND PROCEDURES

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

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in the Annual Report.

C. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the period covered by this Annual Report, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our annual financial statements for the years ended December 31, 2007 and December 31, 2006 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2007	2006
Audit fees (1)	$75,000	$327,000
Audit-related fees	-	-
Tax fees (2)	15,600	10,000
All other fees (3)	750	1,500
Total	$91,350	$338,500
___________
(1)	Audit services were comprised of services associated with the 2007 and 2006 annual audits and registration statements.
(2)	Tax services were comprised of tax compliance, tax advice and tax planning services.
(3)	All other services were comprised of business related consultation.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1*	Second Amended and Restated Articles of Association, as amended on May 30, 2007.
2.1(1)	Form of Share Certificate for Ordinary Shares.
2.2(1)	Investor Rights Agreement dated April 4, 2006.
4.1(1)@	Research Collaboration Agreement, dated as of January 31, 2006, by and between Rosetta Genomics Ltd., and Isis Pharmaceuticals, Inc.
4.2(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.3(3)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.4(1)	License Agreement, dated as of June 23, 2003, by and between Rosetta Genomics Ltd. and Maimonides Innovative Technologies Ltd.
4.5(1)
Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).

4.6*	Lease, dated December 2, 2007, between 15 Exchange Place Corp. and Rosetta Genomics Inc.
4.7(1)	2003 Israeli Share Option Plan.
4.8(4)	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.9(1)	Form of Director and Officer Indemnification Agreement.
4.10(1)@	License Agreement, dated as of June 28, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.11(1)@	License Agreement, dated August 2, 2006, by and between The Johns Hopkins University and Rosetta Genomics Ltd.
4.12(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.13(1)@
Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

4.14*@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.15	Binding Term Sheet, dated as of June 5, 2008, by and between Rosetta Genomics Ltd., Rosetta Genomics Inc., Parkway Clinical laboratories, Inc. and Raza Bokhari, M.D.
8.1(1)	Subsidiaries.
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
_____________
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.

(2)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 (Reg. No. 001-33042), filed with the SEC on May 21, 2007.

(3)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.

(4)	Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (Reg. No. 333-147805), filed with the SEC on December 3, 2007.

*	Filed herewith.

@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: June 26, 2008	By:	/s/ Amir Avniel
Amir Avniel, Chief Executive Officer and President

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity (Deficiency)	F-6 - F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ROSETTA GENOMICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (a development stage company) (“the Company”) and its subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and for the period from March 9, 2000 (date of inception) through December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s and its subsidiary’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiary’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007 and for the period from March 9, 2000 (date of inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States.

As discussed in note 2 to the consolidated financial statements, the Company adopted the provision of Statement Financial Accounting Standards No.123(R), “share Based Payment”, effective January 1 2006 .

Tel Aviv, Israel June 26, 2008	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$13,590	$5,228
Short-term bank deposit	3	112	5,149
Marketable securities	4	8,251	386
Other accounts receivable and prepaid expenses		297	134
Deferred issuance costs		—	1,787
Total current assets		22,250	12,684
LONG TERM INVESTMENT	5	2,391	—
SEVERANCE PAY FUND		144	98
PROPERTY AND EQUIPMENT, NET	6	1,253	461
Total assets		$26,038	$13,243

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and long-term loan	9a	$247	$48
Trade payables		516	745
Other accounts payable and accruals	7	1,102	750
Total current liabilities		1,865	1,543
LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	9a	16	29
Deferred revenue		228	228
Accrued severance pay		324	344
Total Long-term Liabilities		568	601
COMMITMENTS AND CONTINGENT LIABILITIES	9
SHAREHOLDERS’ EQUITY :
Share capital:	10
Ordinary shares of NIS 0.01 par value: 17,578,370 and 12,304,859 shares authorized as of December 31, 2007 and December 31, 2006, respectively; 12,106,115 and 2,757,065 shares issued as of December 31, 2007 and December 31, 2006, respectively, and 11,910,744 and 2,561,694 shares outstanding as of December 31, 2007 and December 31, 2006, respectively		27	6
Convertible series A Preferred shares of NIS 0.01 par value: no shares authorized, issued and outstanding as of December 31, 2007 and 1,381,158 shares authorized as of December 31, 2006; 1,337,769 shares issued and outstanding as of December 31, 2006		—	3
Convertible series B Preferred shares of NIS 0.01par value: no shares authorized, issued and outstanding as of December 31, 2007 and 1,883,397 shares authorized as of December 31, 2006 and 1,788,413 shares issued and outstanding as of December 31, 2006		—	4
Convertible series C Preferred shares of NIS 0.01 par value per share: no shares authorized, issued and outstanding as of December 31, 2007; 2,008,957 shares authorized as of December 31, 2006; 1,822,422 shares issued and outstanding as of December 31, 2006		—	4

Additional paid-in capital		58,984	31,958

Other comprehensive income		86	3
Deferred stock-based compensation		—	(48)
Deficit accumulated during the development stage		(35,492)	(20,831)
Total shareholders’ equity		23,605	11,099
Total liabilities and shareholders’ equity		$26,038	$13,243

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	Note	2007	2006	2005	2007

Operating expenses:
Research and development, net		$6,400	$4,781	3,173	$19,499
Marketing and business development		1,742	1,504	865	4,541
General and administrative		2,903	1,860	1,145	7,337
Operating loss		11,045	8,145	5,183	31,377
Financial expenses (income) net	12	3,616	(538)	660	4,115
Net loss		$14,661	$7,607	5,843	$35,492
Basic and diluted net loss per Ordinary share		$1.32	$2.98	2.35
Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		11,142,149	2,551,860	2,495,366

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Number of Ordinary shares NIS 0.01 par value	Number of Preferred shares NIS 0.01 par value	Number of Ordinary A Shares	Capital Share	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of March 9, 2000 (date of inception)	—	—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of shares, net	2,522,496	—	—	6	34	—	—	—	—	40
Net loss	—	—	—	—	—	—	—	—	(145)	(145)

Balance as of December 31, 2000	2,522,496	—	—	6	34	—	—	—	(145)	(105)
Issuance of shares, net in July-December 2001	38,421	—	—	*	153	—	—	—	—	153
Treasury shares	(195,371)	—	—	*	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(367)	(367)
Balance as of December 31, 2001	2,365,546	—	—	6	187	—	—	—	(512)	(319))
Exercise of stock options	10,184	—	—	*	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	196	—	—	(196)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	72	—	72
Forfeiture of options granted to employees	—	—	—	—	(6)	—	—	6	—	—
Net loss	—	—	—	—	—	—	—	—	(1,582)	(1,582)
Balance as of December 31, 2002	2,375,730	—	—	6	377	—	—	(118)	(2,094)	(1,829)
Issuance of series A Preferred shares, net in July 2003	—	535,084	—	1	2,652	—	—	—	—	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	—	621,835	—	2	2,689	—	—	—	—	2,691
Exercise of warrants to series A Preferred shares	—	180,850	—	*	660	—	—	—	—	660
Exercise of stock options	37,816	—	—	*	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	174	—	—	(174)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	177	—	177
Forfeiture of options granted to employees	—	—	—	—	(22)	—	—	22	—	—
Expenses related to warrants granted to non-employees	—	—	—	—	194	—	—	—	—	194
Net loss	—	—	—	—	—	—	—	—	(2,305)	(2,305)
Balance as of December 31, 2003	2,413,546	1,337,769	—	9	6,724	—	—	(93)	(4,399)	2,241
Issuance of series B Preferred shares, net in September 2004	—	265,747	—	1	1,394	—	—	—	—	1,395
Issuance of Ordinary shares in May 2004	(**) 56,914	—	—	*	—	—	—	—	—	—
Exercise of stock options	17,033	—	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	239	—	—	(239)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	92	—	92
Forfeiture of options granted to employees	—	—	—	—	(25)	—	—	25	—	—
Receipts on account of shares	—	—	—	—	—	493	—	—	—	493
Expenses related to shares and warrants granted to non-employees	—	—	—	—	52	—	—	—	—	52
Net loss	—	—	—	—	—	—	—	—	(2,982)	(2,982)
Balance as of December 31, 2004	2,487,493	1,603,516	—	10	8,384	493	—	(215)	(7,381)	1,291
Issuance of series B Preferred shares, net in February 2005	—	392,087	—	1	2,164	(493)	—	—	—	1,672
Conversion of shareholders loan to series B Preferred shares	—	20,802	—	*	122	—	—	—	—	122
Exercise of stock options	55,394	—	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	32	—	—	(32)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	124	—	124
Forfeiture of options granted to employees	—	—	—	—	(16)	—	—	16	—	—
Cost related to shares and warrants granted to non-employees	—	—	—	—	161	—	—	—	—	161
Cost related to warrants granted as finders’ fee	—	—	—	—	138	—	—	—	—	138
Expenses related to accelerations of vesting of stock options	—	—	—	—	12	—	—	—	—	12
Net loss	—	—	—	—	—	—	—	—	(5,843)	(5,843)

Balance as of December 31, 2005	2,542,887	2,016,405	—	$11	$10,997	$—	$—	$(107)	$(13,224)	$(2,323)

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont.)
U.S. dollars in thousands (except share data)

	Number of Ordinary shares NIS 0.01 par value	Number of Preferred shares NIS 0.01 par value	Number of Ordinary A Shares	Capital Share	Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2005	2,542,887	2,016,405	—	$11	$10,997	$—	$(107)	$(13,224)	$(2,323)
Conversion of convertible loan into series B Preferred shares	—	1,033,382	—	2	6,228	—	—	—	6,230
Issuance of series C Preferred shares, net	—	1,822,422	—	4	13,292	—	—	—	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	—	76,395	—	*	447	—	—	—	447
Exercise of stock options	11,148	—	—	*	—	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	59	—	59
Issuance of shares to non-employee	9,240	—	—	*	61	—	—	—	61
Unrealized gain from marketable securities	—	—	—	—	—	3	—	—	3
Cancellation of restricted Ordinary shares	(1,581)	—	—	*	—	—	—	—	—
Compensation related to shares and warrants granted to non-employees	—	—	—	—	177	—	—	—	177
Stock based compensation to employees	—	—	—	—	756	—	—	—	756
Net loss	—	—	—	—	—	—	—	(7,607)	(7,607)

Balance as of December 31, 2006	2,561,694	4,948,604	—	$17	$31,958	$3	$(48)	$(20,831)	$11,099
Conversion of Ordinary shares into Ordinary A shares	(2,159,126)	—	2,159,126	—	—	—	—	—	—
Adjustment from conversion into ordinary shares	—	306,962	(306,962)	—	—	—	—	—	—
Conversion into Ordinary shares in March 2007	7,107,730	(5,255,566)	(1,852,164)	—	—	—	—	—	—
Issuance of ordinary shares, net of $ 4,180 issuance cost in March 2007	4,312,500	—	—	10	25,998	—	—	—	26,008
Exercise of Stock options	83,999	—	—	—	41	—	—	—	41
Exercise of warrants	3,947	—	—	—	—	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	33	—	33
Forfeiture of options granted to employees	—	—	—	—	(15)	—	15	—	—
Stock based compensation to non-employees	—	—	—	—	155	—	—	—	155
Stock based compensation to employees	—	—	—	—	847	—	—	—	847
Unrealized gain from hedging activities	—	—	—	—	—	83	—	—	83
Net loss	—	—	—	—	—	—	—	(14,661)	(14,661)
Balance as of December 31, 2007	11,910,744	—	—	$27	$58,984	$86	$—	$(35,492)	$23,605

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31, 2007
	2007	2006	2005
Cash flows from operating activities
Net loss	$(14,661)	$(7,607)	$(5,843)	$(35,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	179	161	151	785
Foreign currency adjustments	12	4	(12)	(10)
Amortization of discount on convertible loan	—	—	177	405
Income related to embedded derivative	—	—	—	(236)
Interest on short-term bank deposit	—	(149)	—	(149)
Modification of convertible loan	—	—	—	360
Capital loss on sale of property and equipment	4	20	17	53
Accrued interest on marketable securities	(98)	(14)	—	(157)
Accrued severance pay, net	(66)	165	47	180
Amortization of deferred stock compensation	33	59	124	557
Stock-based compensation to employees	847	756	—	1,603
Compensation related to shares and warrants granted to non-employees and as finders’ fees	155	177	299	877
Cost related to accelerations of stock options’ vesting	—	—	12	12
Decrease in marketable securities	—	—	102	42
Impairments of investments in marketable securities	5,009	—	—	5,009
Decrease (increase) in other accounts receivable and prepaid expenses	(80)	(66)	33	(214)
Increase in trade payables	248	61	200	704
Increase in deferred revenue	—	—	228	228
Increase in other accounts payable and accruals	352	19	304	905
Net cash used in operating activities	(8,066)	(6,414)	(4,161)	(24,538)
Cash flows from investing activities
Purchase of property and equipment	(714)	(232)	(170)	(1,823)
Proceeds from sale of property and equipment	—	2	15	62
Decrease (increase) in bank deposits	5,037	(5,000)	—	37
Purchase of marketable securities	(68,430)	(750)	—	(69,180)
Proceeds from sale of marketable securities	53,263	381	—	53,644
Net cash used in investing activities	(10,844)	(5,599)	(155)	(17,260)
Cash flows from financing activities
Short-term bank credit, net	—	—	1	1
Repayment of capital lease	(70)	(37)	—	(107)
Repayment of short-term bank loan	—	(72)	(72)	(144)
Proceeds from short-term bank loan	—	—	73	146
Receipt of long-term bank loan	—	45	—	119
Repayment of long-term bank loan	(17)	(6)	—	(95)
Proceeds from convertible loans	—	—	6,053	8,392
Shareholders loans, net	—	(109)	(8)	148
Issuance of shares, net	27,318	13,326	1,672	47,050
Exercise of warrants and options	41	447	—	1,148
Increase in deferred issuance costs	—	(1,270)	—	(1,270)
Net cash provided by financing activities	27,272	12,324	7,719	55,388
Increase in cash and cash equivalents	8,362	311	3,403	13,590
Cash and cash equivalents at beginning of period	5,228	4,917	1,514	—
Cash and cash equivalents at end of period	$13,590	$5,228	$4,917	$13,590

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

Supplemental disclosure:

	Year ended December 31,
	2007	2006	2005
a. Cash paid during the year
Income taxes	36	20	55
Interest	$4	7	6

b. Non-cash transactions:
Conversion of convertible loan	$—	$6,230	$—
Issuance of shares from receipts on account of shares	$—	$—	$493
Conversion of shareholders’ loan	$—	$—	$122
Capital lease	$261	$69	$—
Issuance of shares	$—	$61	$—
Issuance expenses - Initial public offering	$40	$517	$—

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

c.	The Company’s accumulated deficit during the development stage totaled $35,492 for the period from March 9, 2000 (date of inception) to December 31, 2007.

The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved.

d.
On March 2, 2007, the Company consummated an initial public offering (the “IPO”) on The Nasdaq Global Market and issued an aggregate of 4,312,500 ordinary shares for net proceeds of $26 million. (refer to note 10a for further information).

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

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from time of deposit.

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

At December 31, 2007 and 2006, all marketable securities are designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and for measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, an impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1. The adoption of FSP 115-1 by the Company on January 1, 2006 did not impact its financial position or results of operations.

As of December 31, 2007, the Company had $7.4 million of principal invested in Auction Rate Securities (ARS) ranked AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has revalued its ARS portfolio. As a result, it has recorded an impairment charge of $5 million in its statement of operation to reflect other than temporary decline in the value of its investment in ARS of $7.4 million in par value.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Computer equipment	33
Office furniture and laboratory equipment	7-15 (mainly 15)
Leasehold improvement	Over the shorter of the lease term or useful economic life

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, 2006 and 2005, no impairment losses have been identified.

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

Royalties from licensing the right to use the Company’s products will be recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use the Company’s products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where not all revenue recognition criteria are met. As of December 31, 2007, the Company has deferred revenue in an amount of $228.

k.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expense as incurred. During the years ended December 31, 2007 and 2006, the Company charged to research and development expense $253 and $453 of costs associated with license fees, respectively (Notes 9g-9k).

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation (“BIRD”) for funding approved research and development projects, are presented as a reduction from the research and development expenses (Note 9l).

 The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. The Company has applied the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company adopted SFAS 123(R) using the prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. As such, the Company continues to apply APB 25 in future periods to equity grants outstanding at the date of the SFAS 123(R) adoption. All share-based payments granted subsequent to January 1, 2006 are based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

For all options granted after January 1, 2006, the Company recognizes compensation expenses for the value of its awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. The Company currently expects, based on an analysis of historical forfeitures an annual forfeiture rate of 6% to all options that are not vested. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2007 and 2006 was $ 5.12 and $5.01, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31, 2007	Year ended December 31, 2006

Dividend yield	0%	0%
Expected volatility	85%-90%	90%
Risk-free interest	4.17%	4.8%
Expected life	6.25 years	6-6.25 years
Forfeiture rate	6%	10%

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2007 and 2006 was 0%.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of the Company’s stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2007 and 2006 was between 85%-90% and 90%, respectively.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company’s options. Weighted average interest rate used for the twelve months ended December 31, 2007 and 2006 was 4.17% and 4.8%, respectively.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock options. Expected life used for the twelve months ended December 31, 2007 and 2006 was between 6 - 6.25 years.

The fair value for options granted to employees and directors is amortized over their vesting period. The majority granted to employees in 2005 were granted with an exercise price of $0, therefore their fair value was equal to the share price at the date of grant. Fair value of options granted in 2005 with an exercise price other than $0 was estimated at the grant date using the minimum value method options pricing model with weighted average assumptions of dividend yield of 0%, risk free interest rate of 4.22% and expected life of 3 years.

The Company applies SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

m.	Net loss per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).

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

For the years ended December 31, 2007, 2006 and 2005, all outstanding options, warrants and Preferred shares, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

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

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109” (“FIN 48”). FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s consolidated financial position and results of operation.

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

Severance expenses for the years ended December 31, 2007, 2006 and 2005 were $171, $333 and $203, respectively, and $814 from March 9, 2000 (date of inception) through December 31, 2007.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and marketable securities.

Cash and cash equivalents are invested in deposits with major banks in Israel and the United States. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

As of December 31, 2007, the Company’s short terms marketable securities include investment in US Agencies securities. Management believes that minimal credit risk exists with respect to these short term marketable securities, see also note 2f.

The Company has no off-balance-sheet concentration of credit risk other than foreign exchange contracts or other foreign hedging arrangements to hedge is operating activities.

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.
The carrying amounts of cash and cash equivalents, short term bank deposits, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accruals approximate their fair value due to the short-term maturity of such instruments.

2.	The fair value of short terms marketable securities is based on quoted market prices.

3.
For long-term marketable securities not actively traded - fair values are estimated using values obtained from the Company’s asset managers. To estimate the value of these investments the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

4.	The fair value of derivative instruments is estimated by obtaining quotes from the bank.

r.	Derivative instruments:

The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The company accounts for derivative financial instruments in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Under SFSA No. 133, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair of values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings.

During 2007, the Company recognized income from derivative instruments of $75, which was offset against the payroll expenses in the statement of income. As of December 31, 2007 the company has $83 unrecognized income from derivative instruments.

s.	Impact of recently issued accounting standards:

1.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 elated to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued FSP FAS 157-2 which delays for one year the effective date of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

 The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for years beginning after November 15, 2007. The adoption of SFAS 159 will not have an impact on its consolidated financial statements.

3.
On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

4.
In June 2007, the Emerging Issues Task Force of the FASB (“EITF”) reached a consensus on Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. The deferred amounts would be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2007 and earlier application is permitted. EITF 07-3 is to be applied prospectively for new contracts entered into on or after the effective date. The adoption of this pronouncement is not expected to have a material effect on the Company’s consolidated financial statements.

5.
In November 2007, the EITF issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a “virtual joint venture”). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of EITF 07-1 could have on the Company’s financial statement.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: SHORT-TERM BANK DEPOSIT

Short-term bank deposits are with maturities of more than three months from deposit date but less than one year. The deposits are in dollars and are presented at their cost, including accrued interest.

In June 2006, the Company deposited $5,000 for a period of one year, ending in June 2007. This deposit bears a 5.27% interest.

As of December 31, 2007 the company holds deposit of $112 with maturity dates of December 3, 2008. This deposit bears a 4.35% interest.

NOTE 4: MARKETABLE SECURITIES

As of December 2007 and 2006, the Company holds $8,251 and $386 in marketable securities, respectively, designated as available-for-sale.

Accordingly, the balance of those securities as of December 31, 2007 and 2006 is stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss).

	Cost	Unrealized gains	Market value
Available-for-sale:
December 31, 2007:

US Government Agencies Securities	$8,248	$3	$8,251
Total available-for-sale marketable securities	$8,248	$3	$8,251

December 31, 2006:
Corporate debentures	$383	$3	$386
Total available-for-sale marketable securities	$383	$3	$386

NOTE 5: LONG TERM INVESTMENT

At December 31, 2007, the Company had $7,400 of principal invested in ARS. The ARS held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through an auction each one or three month. The monthly auctions historically have provided a liquid market for these securities. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. All of these securities retained at least AAA or Aaa rating as of December 31, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: LONG TERM INVESTMENT (Cont.)

The estimated market value of the Company’s ARS holdings at December 31, 2007 was $2,391, which reflects a $5,009 adjustment to the principal value of $7,400. Although the ARS continue to pay interest according to their stated terms, based on valuation models and an analysis of other-than-temporary impairment factors, the Company has recorded a pre-tax impairment charge of $5,009 in the fourth quarter of 2007, reflecting the ARS holdings that the Company has concluded have other-than-temporary decline in value.

Given the failed auctions, the Company’s ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS has been classified as long term investment.

	Cost	Other than temporary Impairment	Market value
December 31, 2007:
	$7,400	$5,009	$2,391
Total available-for-sale marketable securities	$7,400	$5,009	$2,391

See also note 2f.

NOTE 6: PROPERTY AND EQUIPMENT

	December 31,
	2007	2006
Cost:
Computer equipment	$383	$497
Office furniture and laboratory equipment	1,144	382
Leasehold improvements	230	97
	1,757	976
Accumulated depreciation:
Computer equipment	273	414
Office furniture and laboratory equipment	197	87
Leasehold improvements	34	14
	504	515
Depreciated cost	$1,253	$461

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 were $179, $161 and $151, respectively, and $785 from March 9, 2000 (date of inception) through December 31, 2007. Those expenses includes depreciation expenses of capital lease equipment for the years ended December 31, 2007, 2006 were $17 and $10, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2007	2006

Employees salary and payroll accruals	$942	$397
Accrued expenses and other*	160	353
	$1,102	$750

* Accrued expenses and other, as of December 31, 2006 includes $228 related to the Company’s initial public offering.

NOTE 8: CONVERTIBLE LOANS

2005 convertible loan:

On July 15, 2005, the Company received a bridge loan of $6,053, which bears no interest and does not have a stated repayment date. The bridge loan was to be converted into shares as follows: If the Company completes the next financing round by January 15, 2006 (“the C Round”) of at least $10 million of which at least $7 million will be from new investors, then the loan will automatically be converted into Preferred C shares at a 20% discount on the C Round price per share, but at a minimum share price of $5.86 and a maximum share price of $7.29, otherwise the bridge loan was to be converted into series B Preferred shares on the terms of the Preferred B round at $5.86 per share. The loan will be repaid in case of a liquidation event or if the Company ceases to conduct business or adopts a decision about a material change in its business.

On January 15, 2006, the loan was converted into 1,033,382 series B Preferred shares at a price per share of $5.86, which were issued in April 2006.

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES

a.	Capital lease and Operating lease:

During 2007 and 2006, the Company leased laboratory equipment under several capital and operating lease agreements in a total amount of $400 to be paid in 10 to 36 monthly payments.

The commitments under the lease and loan agreements are as follows:

December 31, 2007

Due until December 31, 2008	$289
Due until December 31, 2009	27
$316

b.
The facilities and motor vehicles of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent and lease agreements as of December 31, 2007 are as follows:

2008	$400
2009	169
2010	154
2011	146
2012	146
2013	24
Total	$1,039

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total rent and lease expenses for the years ended December 31, 2007, 2006 and 2005, were $ 333, $287 and $98, respectively, and $ 845 for the period from March 9, 2000, (date of inception) through December 31, 2007.

c.	As of December 31, 2007, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $24.

In July 2006, the bank restricted $45 of the Company’s deposit, against a loan the Company received from the bank.

In December 2007, the Company provided a bank guarantee for the fulfillment of its US office lease commitments in the amount of $112.

d.
In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years in consideration of up to $100. According to the agreement, the Company is obligated to pay an aggregate consideration of up to $100, of which $20 was paid in cash and $80 shall be paid as quarterly royalties equal to 5% of the net income of the Company.

e.
The Company is committed to issue to an officer of the Company options to purchase 16,272 Ordinary shares at an exercise price of $3.50 per share in the event that the Company achieves a valuation of at least $250,000 before November 10, 2009. As of December 31, 2007, the company did not reach such valuation. During 2007, the company recorded $104 as compensation expenses, related to this grant.

f.
The Company is committed to issue to an officer of the Company options to purchase 50,261 Ordinary shares at an exercise price of $4.70 per share in the event that the Company achieves a valuation of at least $150,000 before December 12, 2008. As of December 31, 2007, the company did not reach such valuation. During 2007, the company recorded $29 as compensation expenses, related to this grant.

g.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $880 until 2029. During the years ended December, 31, 2007 and 2006, the Company paid fees in the amount of $72 and $83, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

h.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenue from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $574 until 2022. During the year ended December 31, 2006, the Company paid fees in the amount of $219, to the third party. No payments in respect to this agreement were made during 2007. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

i.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the aggregate minimum royalties over the term of this agreement will be approximately $2,265 until 2032. During the years ended December 31, 2007 and 2006, the Company paid fees in the amount of $43 and $125, respectively to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

j.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $331 until 2022. During the years ended December 31, 2007 and 2006, the Company paid the third party an aggregate of $20 and $26, respectively under this agreement. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

k.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement will be approximately $660 until 2029. During the year ended December 31, 2007 the Company paid fees in the amount of $118 to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use

l.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug (“IND”) stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S consumer price Index.

As of December 31, 2007, the Company had received $214 from BIRD, which was offset against research and development expenses. No liability was recorded during 2007 since the Company did not reach technological feasibility for this project.

NOTE 10: SHARE CAPITAL

a.	Initial public offering:

On March 2, 2007, the Company completed the initial public offering (the “IPO”) of its ordinary shares. The IPO consisted of the sale of 4,312,500 ordinary shares at a price of $7.00 per share, including 562,500 shares pursuant to the exercise of the over-allotment option granted by the Company to the underwriters. Net proceeds from the initial public offering were $26 million. In addition, upon completion of the IPO, all outstanding Preferred shares were converted into 7,107,730 ordinary shares.

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

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, the right to receive dividends, if declared, after the distribution to the holders of the Preferred shares of a certain preference amount and the right to share in assets available for distribution upon liquidation or “deemed liquidation,” after the distribution to the holders of the Preferred shares of a certain preference amount.

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

In the event of a liquidation or “deemed liquidation,” the assets of the Company or proceeds available for distribution shall be allocated in the following order of preference:

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

d)	Conversion

In March 2, 2007 the Preferred shares were converted into Ordinary shares by dividing the applicable original issue price of such Preferred share by the applicable conversion price of such Preferred share, as defined in the Amended and Restated Articles of Association of the Company. The original issue prices of series A Preferred shares are $3.65, $4.08 and $5.29, of series B Preferred shares is $5.86 and of series C Preferred shares is $7.68. The initial conversion price of each of the series A, B and C Preferred shares is identical to the original issue price of such series, and is subject to adjustment for stock splits and other reclassifications and will also be adjusted in accordance with the standard weighted-average anti-dilution provisions contained in the Company’s Amended and Restated Articles of Association in the event of a subsequent issuance of securities, subject to certain exceptions, at a price per share less than the applicable original issue price. The conversion ratio for each Preferred share was 1:1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

According to the company’s Articles of Association, Preferred shares shall automatically be converted into Ordinary shares upon: (i) consummation of a qualified initial public offering (i.e., an initial public offering yielding at least $10,000 net proceeds to the Company, at a price per share reflecting a pre-money valuation of at least $70,000); or (ii) with respect to each class of Preferred shares, the holders of the majority of such class of Preferred shares consent to such conversion by written consent or vote.

On January 8, 2007, the Company’s shareholders approved an amendment to the Company’s Amended and Restated Articles of Association which introduced certain adjustments to the conversion ratios of the Company’s outstanding shares. At an initial public offering at a price of less than $7.68 per share, the Company’s outstanding preferred shares are entitled to certain antidilution protection pursuant to which each preferred share will receive more than one ordinary share upon conversion at the completion of this offering. The number of shares into which each preferred share is convertible increases as the initial public offering price decreases below $7.68 per share. In addition, pursuant to the amendment, the shares held by a director and major shareholder of the Company and by a non-profit organization of which this director and major shareholder is affiliated were converted into ordinary A shares of the Company. At an initial public offering price of less than $7.68 per share, the holders of our outstanding ordinary A shares will receive less than one ordinary share upon conversion. The number of shares into which each ordinary A share is converted decreases as the initial public offering price decreases below $7.68 per share. Accordingly, if an initial public offering price is below $7.68 per share, the number of shares held by the director and the non-profit organization after the offering will decrease and the number of shares held by preferred shareholders holders will increase.

On March 2, 2007, the Company completed its initial public offering at a price of $7.00. Accordingly, pursuant to the terms of the Amended and Restated Articles of Association as amended above, the number of shares held by the director and by the non-profit organization decreased and the number of shares held by preferred shareholders increased, such that the total number of the Company’s outstanding shares remained the same.

d.	Investment agreements:

1.
During 2000, the Company signed investment agreements and issued 2,522,496 Ordinary shares to investors and founders, in consideration of $40. The Company repurchased 195,371 of those shares and holds it as treasury shares.

2.	During 2001, the Company signed investment agreements and issued 38,421 Ordinary shares in consideration of $153.

3.
In July 2003, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 535,084 Preferred A shares, at a price per share of $5.29, for consideration of $2,653, net of issuance expenses of $177.

4.
In October 2003, the Company issued 457,952 Preferred A shares at a price per share of $3.65 upon conversion of a convertible loan made available in 2002, and an additional 180,850 Preferred A shares were issued to the lenders of the loan upon exercise of warrants.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

5.
In May 2004, the Company issued 56,914 restricted Ordinary shares to four of its board members at no consideration, to be held by a trustee. Each director is entitled to 1/36 of the shares for each month starting September 2003, in which he serves as a board member. In the event that a board member ceases to serve as a board member prior to the end of three years, the shares will remain with the trustee. As of December 31, 2007, two of those board members still serve as directors. Compensation expenses related to this grant amounted to $49 and $37 for the years ended December 31, 2006 and 2005, respectively. No Compensation expenses related to this grant recorded during 2007.

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

7.
Pursuant to the investment agreement signed in September 2004, in February 2005, the Company issued 392,087 Preferred B shares, for total consideration of $2,165, net of issuance expenses of $132. In addition, $122 of the shareholder’s loan was converted into 20,802 Preferred B shares.

8.	On January 15, 2006 the company issues 1,033,382 series B preferred shares at a price of $5.86 from the conversion of 2005 convertible loan (see also note 8).

9.	In January 2006, the Company paid a finder’s fee of $31 by issuing to a non-employee 5,335 Ordinary shares at a price of $5.86 per share, for services rendered to the Company.

10.
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

11.	In April 2006, the Company issued 1,822,422 Preferred C shares at a price per share of $7.68 for gross proceeds of $14,000 (the “Series C Financing”).

12.	In connection with the Series C Financing, the Company paid $30 by issuing 3,905 Ordinary shares at a price of $7.68 per share.

13.
On March 2, 2007, the Company consummated an initial public offering (the “IPO”) on The Nasdaq Global Market and issued an aggregate of 4,312,500 ordinary shares at price per share of $7 for net proceeds of $26 million. (refer to note 10a for further information).

All of the shares have NIS 0.01 par value as of December 31, 2007 and 2006.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

e.	Finders’ fee warrants:

Under finders’ fee agreements, the following warrants are outstanding as of December 31, 2007:

Issuance date	Number of warrants	Exercisable into shares	Exercise price	Exercisable through

October 2003	13,378	Ordinary	$5.29	January 31, 2008
December 2004	2,560	Ordinary	$5.86	January 31, 2008
January 2005	9,745	Ordinary	$5.86	January 31, 2008
July 2005	39,660	Ordinary	$5.86	July 15, 2008
April 2006	33,585	Ordinary	$7.68	April 23, 2009

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

During 2007, 8,432 warrants with expiration date of January 31, 2008, were exercise using a cashless method, into 3,947 of Ordinary shares. The additional 25,683 warrants with January 31, 2008 expiration date, expired on that date.

f.	Stock option plans:

1.	During 2001, the Company adopted the 2001 Israeli Share Option Plan (the “2001 Plan”), pursuant to which options may be granted to the Company’s officers, directors, employees and consultants.

Pursuant to the plan, the Company has reserved a total of 376,679 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan (the “2003 Plan”), pursuant to which options may be granted to the Company’s officers, directors, employees and consultants. Pursuant to the plan, the Company has reserved an additional 188,340 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In March 2005, the Company’s board of directors approved an increase in the shares available under the 2003 Plan of 401,791 shares to a total of 966,810 shares (including the 376,679 shares reserved under the 2001 Plan).

In July 2006, the Company adopted the 2006 Israeli Share Option Plan (the “2006 Plan”), pursuant to which options may be granted to the Company’s officers, directors, employees and consultants. Pursuant to the 2006 Plan, the Company has reserved an additional 452,024 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company. In November, 2007 the Board of Directors of the Company approved an additional 500,000 shares for the 2006 plan.

The total number of options authorized for grant under the plans amounted to 1,918,834. As of December 31, 2007, an aggregate of 546,144 options of the Company are available for future grants.

Options granted under the 2001 and 2003 Plans typically vest, as set forth in each optionee’s option agreement, over three years. Options granted under the 2006 Plan typically vest, as set forth in each optionee’s option agreement, over 4 years. All Options are exercisable until ten years from the grant of the option. Any options which are forfeited or unexercised become available for future grants.

2.
In September 2005, the Company’s board of directors approved the acceleration of vesting of 5,274 unvested options, held by a former employee. As a result, the Company recorded additional compensation costs of $12.

 The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

3.	A summary of the Company’s stock option activity and related information for the year ended December 31, 2007, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2007	847,591	$3.73	6.96
Granted	319,007	$6.53	9.61
Exercised	(46,955)	$0.88	7.45
Forfeited	(238,536)	$6.36	9.10

Outstanding at December 31, 2007	881,107	$4.19	8.16	$1,247

Vested and expected to vest	787,958	$4.05	8.29	$1,208

Exercisable at December 31, 2007	364,599	$2.84	7.5	$636

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2007 and 2006 was $5.12 and $5.01, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company ordinary shares on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2007 was $200. As of December 31, 2007, there was $1,822 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. The cost is expected to be recognized over a weighted average period of 2.78 years. Total fair value of options vested for the twelve months ended December 31, 2007 was $653.

The following table summarizes information about options to employees outstanding at December 31, 2007 under the plans:

Exercise price	Options outstanding at December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2007	Average exercise price of options exercisable

$ 0	139,108	5.98	$0	135,969	$0
$3.5-$4.70	334,470	8.20	$3.55	151,560	$3.56
$5.45-$6.59	356,465	8.82	$5.88	70,730	$6.21
$7.098-$8.8	51,064	9.21	$7.94	6,340	$8.80
	881,107			364,599

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company’s consolidated statement of operations:

	Year ended December 31, 2007	Year ended December 31, 2006

Research and development cost	$135	$151
Marketing and business development expenses	225	49
General and administrative expenses	520	615
Total stock-based compensation expense	$880	$815

g.	Options issued to non-employees:

1.	The Company’s outstanding options to non-employees as of December 31, 2007, are as follows:

Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	30,864	$—	30,864	April 2012
May 2002	10,288	$—	10,288	July 2012
July 2002	10,288	$—	10,288	May 2012
September 2002	7,323	$—	7,219	September 2012
September 2002	11,651	$3.65	11,651	September 2012
January 2004	7,534	$—	7,534	January 2014
November 2004	14,228	$—	14,228	November 2014
December 2004	9,626	$4.10	9,626	December 2009
December 2004	2,511	$—	1,880	December 2014
July 2005	27,439	$—	16,575	July 2015
August 2006	3,767	$6.59	3,767	August 2016
July 2007	38,940	$7.30	—	July 2017
July 2007	10,000	$6.84	—	July 2017
November 2007	25,000	$5.96	—	November 2017
	209,459		123,920

2.
The Company had accounted for its options to non-employees under the fair value method of SFAS No.123 and EITF 96-18. All of the options, apart from two grants, were granted with an exercise price of $0, therefore their fair value was equal to the share price at the date of grant. The fair value of options granted during 2007 with an exercise price other than $0 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 3.6%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 85% to 90%, and a weighted-average expected life of the options of 10 years.

3.	The following table sets forth the total stock-based compensation expense resulting from stock options granted to non-employees included in the Company’s consolidated statement of operations:

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: SHARE CAPITAL (Cont.)

	Year ended December 31, 2007	Year ended December 31, 2006

Research and development cost	$125	$95
General and administrative expenses	30	33
Total stock-based compensation expense	$155	$128

4.
Options to purchase 32,394 and 7,534 Ordinary shares at an exercise price of $0 were granted during 2005 and 2002, respectively, and were exercised during 2005 and 2004, respectively into Ordinary shares.

5.
Options to purchase 20,576, 14,856 and 1,612 Ordinary shares at an exercise price of $0 that were granted during 2002, 2004 and 2005, respectively, were exercised during 2007 into 37,044 Ordinary shares.

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

The Company is currently qualified as an “industrial company”, as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: INCOME TAXES (Cont.)

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The year’s limitation does not apply to the exemption period.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest. As of December 31, 2007, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the “Alternative Benefits Track”, currently between 10%-25% for an “Approved Enterprise”. The Company did not generate income under the provision of the law.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise such as provision generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2007, the Company did not generate income under any of the above-mentioned laws.

d.	Tax rates applicable to the income of the Company:

Corporate tax in Israel:

On July 25, 2005 The Israeli parliament passed the law for the amendment of the income tax Ordinance (No. 147), 2005 (“the amendment”) which prescribes inter alia a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2007	2006

Operating loss carryforward and deductions	$9,022	$4,726
Reserves, allowances and other	212	132
Net deferred tax asset before valuation allowance	9,234	4,858
Valuation allowance	(9,234)	(4,858)
Net deferred tax asset	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: INCOME TAXES (Cont.)

As of December 31, 2007 and 2006, the Company has provided valuation allowances of $9,234 and $4,858 in respect of deferred tax assets resulting from tax loss carryforwards, other temporary differences and tax withholding. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and the other temporary differences will not be realized in the foreseeable future.

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

The Company has estimated accumulated losses for tax purposes as of December 31, 2007, in the amount of approximately $29,600 which may be carried forward and offset against taxable income in the future for an indefinite period. The Company’s subsidiary in the United States have estimated total available carry-forward tax losses as of December 31, 2007 of approximately $800 to offset against future tax profits for periods of 20 years.

h.	Income taxes for the twelve months ended December 31, 2007 and 2006:

The Company has not recorded any tax expenses during the twelve months ended December 31, 2007 and 2006, as the Company has losses.

i.
The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits was not provided due to immateriality.

NOTE 12: FINANCIAL EXPENSES (INCOME)

	Year ended December 31,
	2007	2006	2005
Bank and Interest expenses	$24	$7	$18
Interest income on short-term deposits	(380)	(486)	(97)
Foreign currency adjustments, net	50	(45)	54
Interest and realized gain on marketable securities	(1,087)	(14)	—
Impairment of investment in marketable securities	5,009	—	—
Expenses related to warrants issued to non-employees(*)	—	—	138
Expenses related to convertible loan(**)	—	—	370
Amortization of discount on convertible loan(**)	—	—	177
	$3,616	$(538)	$660
——————
(*) See also Note 10e.
(**) See also Note 8.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: RELATED PARTY TRANSACTIONS

a.	In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years for consideration of up to $100 (see Note 9d).

b.
The Company received in 2001 a loan in the amount of $248 from one of its shareholders. Amount of $122 was converted into the Company shares during 2005 The remainder of the loan was repaid during 2006.

c.
In August 2004, the Company entered into a consulting agreement with a related party for a period of 12 months for a monthly fee of $5. In addition, the Company paid $86 as special consulting fees to this related party. The agreement was terminated in November 2005.

d.
The Company paid a total of $368 and $372 under finder’s fee agreements with related parties in 2006 and 2005, respectively. In addition, under those agreements, the Company granted warrants as detailed in Note 10e and recorded an expense of $138 in 2005.

e.
In April 2007, the Company entered into a consulting agreement with a related party for a monthly fee of $10. In Addition the Company granted to the consultant 38,940 options at an exercise price of $ 7.3. During 2007 the Company paid $78 to this related party.

NOTE 14: SUBSEQUENT EVENT

On June 5, 2008 the Company signed a binding term sheet to acquire Parkway Clinical Laboratories Inc., or Parkway, a privately-held CLIA-certified lab located in Bensalem, Pennsylvania, for an aggregate purchase price of $2,900,000, consisting of $1,900,000 in cash and $1,000,000 of Rosetta’s ordinary shares, and an additional contingent payment of $300,000 payable upon the achievement of certain milestones. The closing of the acquisition is subject to (i) satisfactory completion of financial, accounting, operating, legal and regulatory due diligence by us, (ii) receipt of all necessary approvals and consents to be obtained by Parkway and (iii) negotiation and execution of a definitive purchase agreement and related agreements.

The accompanying notes are an integral part of the consolidated financial statements.