Form 20-F
period 2008-12-31
Rosetta Genomics Ltd.
filed 2009-06-30
CIK 1362959

As filed with the Securities and Exchange Commission on June 30, 2009

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒                      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐                      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . ..

Commission file number:  001-33042

ROSETTA GENOMICS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

10 Plaut Street, Science Park
Rehovot 76706 POB 4059, Israel
(Address of principal executive offices)

Amir Avniel, CEO and President
3711 Market St., Suite 740
Philadelphia, PA, 19104, USA
Tel: 215-382-9000
Fax: 215-382-0815
(Name, Telephone, E-mail and or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:    As of December 31, 2008, the issuer had 12,171,932 ordinary shares outstanding and no preferred shares outstanding.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.   Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐                                        Accelerated Filer ☐                                         Non-Accelerated Filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐      No ☒

TABLE OF CONTENTS

i

INTRODUCTION

As used in this Annual Report on Form 20-F (hereinafter referred to as this “Annual Report”), references to “we”, “our”, “us”, “Rosetta” or the “Company” are references to Rosetta Genomics Ltd., a company organized under the laws of the State of Israel, and its subsidiaries.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED CONSOLIDATED FINANCIAL DATA

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S GAAP). The following financial data for the years ended December 31, 2006, 2007 and 2008, for the period from March 9, 2000 (date of inception) through December 31, 2008 and as of December 31, 2007 and 2008 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2004 and 2005 and as of December 31, 2004, 2005 and 2006 have been derived from our audited financial statements which are not included in this Annual Report. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Period from March 9, 2000 (date of inception) through December 31,
	2008	2007	2006	2005	2004	2008
	(In thousands, except share and per share data)
Consolidated Statement of Income:
Revenues:	$1,511	$-	$-	$-	$-	$1,511

Cost of revenues	774	-	-	-	-	774
Gross profit	737	-	-	-	-	737

Consolidated Statements of Operations:
Operating expenses:
Research and development	8,705	6,400	4,781	3,173	2,041	28,204
Marketing and business development	2,368	1,742	1,504	865	431	6,909
General and administrative	3,703	2,903	1,860	1,145	512	11,040
Goodwill impairment	850	-	-	-	-	850
Total operating expenses	15,626	11,045	8,145	5,193	2,984	47,003
Operating loss	14,889	11,045	8,145	5,193	2,984	46,266
Financial expenses (income), net	(5,449)	3,616	(538)	660	(2)	(1,334)
Loss before tax income	9,440	14,661	7,607	5,843	2,982	44,932
Taxes on income	23	-	-	-	-	23
Net loss	$9,463	$14,661	$7,607	$5,843	$2,982	$44,955
Basic and diluted net loss per ordinary share	$0.79	$1.32	$2.98	$2.35	$1.19
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	12,038,295	11,142,149	2,551,860	2,495,366	2,462,603

	As of December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,454	$13,590	$5,228	$4,917	$1,514
Short-term bank deposits	840	112	5,149	—	—
Marketable securities	426	8,251	386	—	102
Trade receivable	502	—	—	—	—
Working capital	14,059	20,385	11,141	3,645	969
Total assets	20,145	26,038	13,243	5,369	2,081
Convertible loan	750	—	—	6,230	—
Long-term liabilities	1,547	568	601	122	42
Total shareholders’ equity (deficiency)	16,100	23,605	11,099	(2,323)	1,291
Capital stock	61,052	59,011	31,975	11,008	8,394

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.  RISK FACTORS

If any of the following risks occurs, our business, business prospects, financial condition, results of operations, or cash flows could be materially harmed.

Risks Related to Our Business, Our Financial Results and Need for Financing

The approach we are taking to discover and develop novel diagnostics and therapeutics is new and may never lead to commercially accepted products.

We have concentrated our efforts on research on diagnostics and therapeutics in the new field of microRNAs. To date we have commercialized only three diagnostic tests, miRview™ mets, miRview™ meso and miRview™ squamous.  To date, these tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new. The scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus solely on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. We are currently devoting substantially all of our research and development efforts to the development of a minimally-invasive, blood-based colon cancer screening test. There are many risks involved in developing this test and there is no guarantee that we will be able to successfully develop this test in the time frame that we intend, or at all.  If we or a collaborative partner are not successful in developing any additional microRNA-based tests or products, including the colon cancer screening test, and commercializing new and existing microRNA-based tests or products, our business may fail.

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

Our operations began in 2000 and we have only a limited operating history upon which our business and prospects can be evaluated. In addition, as an early-stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to successfully:

•	build and maintain a strong intellectual property portfolio;

•	execute development activities using an unproven technology;

•	execute marketing and distribution activities;

•	continue to develop and maintain successful strategic relationships;

•	manage our spending while costs and expenses increase as we expand our efforts to discover, develop and commercialize diagnostics and therapeutics based on microRNAs; and

•	gain regulatory and commercial acceptance of our tests and products.

If we are unsuccessful in accomplishing these objectives, we may not be able to raise capital, develop tests or products, expand our business or continue our operations.

We have a history of losses and may never be profitable.

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2008, we had an accumulated deficit of $45.0 million. We had a net loss of $9.5 million for the year ended December 31, 2008. Furthermore, we do not expect to generate any significant revenues from the sale of diagnostics or therapeutics in the near future. We expect our annual operating losses to increase over the next several years as we expand our efforts to discover, develop and commercialize diagnostics and therapeutics based on microRNAs. We anticipate that the majority of any revenues we generate over the next several years will be from our existing and future collaborations and licensing arrangements and the sale of diagnostic tests using our microRNA technology, including our currently marketed tests that may be commercialized. We cannot be certain, however, that our existing collaborations will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including our currently marketed tests, will achieve market acceptance. If we are unable to secure significant revenues from collaborations and the sale of tests or products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations.

We have used substantial funds to discover, develop and protect our microRNA tests and technologies and will require substantial additional funds to conduct further research and development, including any required preclinical testing and clinical trials of any diagnostic test or therapeutic product, and to manufacture and market any tests or products that are approved for commercial sale. Because the successful development and commercialization of microRNA-based diagnostics and therapeutics is uncertain, we are unable to estimate the actual funds we will require to develop, obtain required regulatory approval and commercialize them. The timing of our need for additional funds will depend on a number of factors, many of which are difficult to predict or are outside of our control, including:

•	progress in our research and development programs, in particular our program to develop a non-invasive, blood-based colon cancer screening test;

•	the resources, time and costs required to initiate and complete development and any required preclinical studies and clinical trials, and obtain any required regulatory approvals;

•	the timing, receipt, and amount of milestone, royalty and other payments from present and future collaborators, if any;

•	costs necessary to protect our intellectual property; and

•	the timing, receipt and amount of sales, if any, by us of any approved tests or products.

If our estimates and predictions relating to these factors are incorrect, we may need to modify our operating plan. We will be required to seek additional funding in the future and intend to do so through collaborative arrangements and public or private equity offerings and debt financings. However, additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, tests or products in development or approved tests or products that we would otherwise pursue on our own.

Continuing unfavorable United States and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  If the economies in any part of the world continue to be weak or weaken further, the demand for our tests and technology may decrease as a result of continued constraints on capital spending by our customers. This would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain, persist, or deteriorate further, our business, operating results and financial condition may be materially adversely affected.

Fluctuations in currency exchange rates of the New Israeli Shekel vs. the U.S. dollar may have a significant impact on our reported results of operations.

Fluctuations in currency exchange rates may have a significant impact on our reported results of operations. Although our reporting currency is the U.S. dollar, significant portions of our expenses are denominated in New Israeli Shekels, or NIS. In periods when the U.S. dollar is devalued against the NIS, our reported results of operations may be adversely affected.  In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations.

Risks Related to Our Intellectual Property

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics will be harmed.

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the U.S., Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of June 10, 2009, our patent portfolio included a total of two issued U.S. patents, 80 pending patent applications worldwide, consisting of 43 U.S. patent applications, five of which received notice of allowance, 14 PCT applications, six applications that were nationalized in Europe, five applications nationalized in Israel, three applications nationalized in Japan and Australia, and two applications that were nationalized in Canada, China and India. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable, so even issued patents may not be valid or enforceable against third parties.

In addition, we cannot be certain that we hold the rights to the technology covered by our pending patent applications or to other proprietary technology required for us to commercialize our proposed tests and products. Because certain U.S. patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after this date which will not be filed in foreign countries, third parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over those applications. For this and other reasons, we may be unable to secure desired patent rights, thereby losing desired exclusivity. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market our tests and products.

If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our development and commercialization efforts.

A third party may sue us for infringing its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to adequately enforce our intellectual property rights. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

If we are found to infringe upon intellectual property rights of third parties, we could be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license. We are aware of a U.S. patent application, a license to which may become necessary in the future for one or more of our tests. Although we believe that we can design our tests around this patent application if a valid patent is issued, we are currently in the process of negotiating a license for this patent. However, we can provide no assurance that such a license or any license required under any other patent will be made available on commercially acceptable terms, if at all. In addition, such licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology, tests and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenues sufficient to sustain our operations. Moreover, we expect that a number of our collaborations will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from tests or products developed through collaborations.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business, such as our agreements with The Rockefeller University, Max Planck Innovation GmbH, or Max Planck, and Johns Hopkins University. We intend to enter into additional licenses of intellectual property with third parties in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications which we have licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical tests or products for sale, which could adversely affect our competitive business position and harm our business prospects. Under our license agreements with The Rockefeller University, if Rockefeller University fails to enforce the patents we licensed, we have the right to enforce the patents and pursue litigation against any infringement of such patents. Under our license agreement with Max Planck for diagnostic purposes, we have the responsibility to assist in the prosecution of any patent infringement actions undertaken by Max Planck. Under our license agreement with Max Planck for research purposes, Max Planck controls the filing, prosecution, maintenance and abandonment of all patents. Under our agreement with Johns Hopkins University, Johns Hopkins is responsible for prosecution and maintenance of patents, and we have the right but not the obligation to enforce the patents against any infringement by third parties.

If we fail to comply with our obligations under any licenses or related agreements, we could lose license rights that may be necessary for developing microRNA-based diagnostics and therapeutics.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us. Such obligations may include:

•	royalty payments;

•	annual maintenance fees;

•	payment of fees relating to patent prosecution, maintenance and enforcement;

•	maintaining insurance coverage; and

•	using commercially reasonable efforts to develop tests and products using the licensed technology.

If we breach any of our obligations under our licenses, the licensor may have the right to terminate the license, which could result in our being unable to develop, manufacture and sell tests or products that are covered by the licensed technology or a competitor’s gaining access to the licensed technology.

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

Risks Related to Development, Clinical Testing and Regulatory Approval of Diagnostics and Therapeutics

We, our collaborators and third-party licensees developing diagnostic tests applying our microRNA technology are subject to a variety of regulatory frameworks.

We, our collaborators and third-party licensees developing diagnostic tests applying our microRNA technology are subject to a variety of regulatory laws enforced by both the federal government and the states in which they, and we conduct, or will conduct, business, including the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and state clinical laboratory licensure laws and regulations, and the Federal Food, Drug, and Cosmetic Act and related regulations.

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

If we do not comply with governmental regulations applicable to our CLIA-certified laboratory, we may not be able to continue our operations.

The establishment and operation of our laboratory in Philadelphia, as well as our ongoing research and development activities occurring in this laboratory, are subject to regulation by numerous federal, state and local governmental authorities in the United States. The laboratory holds a CLIA certificate of compliance and is licensed by the state of Pennsylvania, which enables us to provide testing services to residents of most other states.  We have also obtained licenses from California, Maryland and Rhode Island, and plan to obtain licenses from other states as required.

Failure to maintain state regulatory compliance, or changes in state regulatory schemes, could result in a substantial curtailment or even prohibition of the operations of our laboratory and could have a material adverse effect on our business. CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. To renew CLIA certification, laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of these laboratories. If we were to lose our CLIA certification or our state licenses, whether as a result of a revocation, suspension or limitation, we would no longer be able to continue our testing operations which would have a material adverse effect on our business.

Any diagnostic tests that may be developed by us or others using our microRNA technology may be subject to regulatory approval, which can be lengthy, costly and burdensome.

Clinical laboratory tests that are developed and validated by a CLIA–certified laboratory for its own use are known as laboratory developed tests, or LDTs.  Our currently marketed tests were launched as LDTs by our CLIA–certified clinical laboratory operating in Philadelphia, Pennsylvania. We expect that our future LDTs will be launched as well at our CLIA-certified laboratory. While in vitro diagnostic tests and test kits that are sold and distributed through interstate commerce are subject to clearance or approval by the U.S. Food and Drug Administration, or FDA, most LDTs currently are not subject to this type of FDA regulation.  While we believe that our currently marketed tests and our future LDTs should not be subject to regulation under current FDA policies, these policies may change which may result in these tests becoming subject to more extensive FDA regulation.

Although our currently marketed tests were, and future clinical laboratory tests applying our microRNA technology are being, developed as LDTs regulated under CLIA and state laboratory laws, these tests may fall under more extensive FDA regulation in the future.  In September 2006, the FDA issued draft guidance on a new class of tests called “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. Under this draft guidance, some LDTs, including our currently marketed tests and other tests that may be developed by applying our microRNA technology, may be determined to be IVDMIAs and could be classified as Class II or Class III medical devices, which would require FDA pre-market review or approval depending upon intended use and on the level of control necessary to assure the safety and effectiveness of the test.  In July 2007, the FDA posted revised draft guidance on IVMDIAs that includes an 18-month transition. The comment period for this revised guidance expired in October 2007, and it is not clear whether or when FDA will finalize this draft guidance.

We cannot provide any assurance that FDA regulation, including pre-market review or approval, will not be required in the future for LDTs applying our microRNA technology. If pre-market review or approval is required, our business could be negatively impacted because our CLIA-certified laboratory and other CLIA-certified laboratories offering LDTs based on our microRNA technology may be required to stop offering these LDTs pending pre-market clearance or approval.

Diagnostic tests based on our microRNA technology may require clinical trial testing, which can be lengthy, costly and burdensome.

If the FDA decides to require pre-market clearance or approval of tests based on our microRNA technology, it may require us to perform clinical trials prior to submitting a regulatory marketing application. If we or laboratories licensing our microRNA technology are required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase development costs and delay commercialization. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population and the nature of the disease or condition being studied.

It also may be necessary to engage contract research organizations, or CROs, to perform data collection and analysis and other aspects of these clinical trials, which might increase the cost and complexity.

We may be unable to obtain regulatory approval of any therapeutic product that we or a collaborator may develop.

Any therapeutic product that we or our collaborators may develop will be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review process are required to be successfully completed in the United States and in many foreign jurisdictions before a new therapeutic product can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain FDA and other approvals for therapeutic products is unpredictable but typically exceeds several years. It is possible that none of the therapeutic products we or our collaborators may develop will obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them.

Furthermore, the FDA has not yet established any definitive policies, practices or guidelines in relation to the newly discovered class of therapeutic products we seek to develop. The lack of such policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our collaborators may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the development of therapeutic products. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular therapeutic product.

Furthermore, any regulatory approval to market a therapeutic product may be subject to limitations on the indicated uses. These limitations may limit the size of the market for the therapeutic product. Any therapeutic product that we or our collaborators may develop will also be subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Therefore, approval by the FDA of a therapeutic product does not assure approval by regulatory authorities outside the United States or vice versa.

We have no experience in conducting, managing or sponsoring clinical trials for potential therapeutic products.

We have no experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for any therapeutic product, and we intend to rely on third parties such as CROs, medical institutions and clinical investigators to perform these functions.  Our reliance on third parties for clinical development activities reduces our control over these activities.  Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we might be required to replace them, which may result in a delay of the affected trial.

If we or our collaborators, or any third-party manufacturers with which we may enter into agreements in the future, fail to comply with regulatory requirements, we or they could be subject to enforcement actions, which could affect our ability to market and sell microRNA-based diagnostics and therapeutics and may harm our reputation.

If we or our collaborators, or any third-party manufacturers with which we may enter into agreements in the future fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect the ability to successfully develop, market and sell diagnostic tests or therapeutic products using our microRNA technology and could harm our reputation and lead to reduced acceptance of such tests or products by the market. These enforcement actions include:

•	warning letters;

•	recalls, public notification or medical product safety alerts;

•	restrictions on, or prohibitions against, marketing such tests or products;

•	restrictions on importation of such tests or products;

•	suspension of review or refusal to approve new or pending applications;

•	withdrawal of product approvals;

•	product seizures;

•	injunctions;

•	civil and criminal penalties and fines; and

•	debarment or other exclusions from government programs.

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

Risks Related to Competition and Commercialization

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing.  Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we, our collaborators, or third-party licensees are targeting or expect to target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We, our collaborators, or third-party licensees also expect to face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we, our collaborators, or third-party licensees also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNA technologies. We are aware of several other companies that are working to develop microRNA-based diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen, the Celera Group of Applera Corporation, Exiqon A/S, Invitrogen Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Sirna Therapeutics, Inc., Regulus Therapeutics and others. Any of these companies may develop microRNA-based tests or products more rapidly and more effectively than we or our collaborators will.  If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we, our collaborators or third-party licensees may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing and marketing diagnostics and therapeutics;

•	tests or products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

Our competitors may develop or commercialize tests or products with significant advantages over any diagnostic tests or therapeutic products we, our collaborators or third-party licensees may develop. Our competitors may therefore be more successful in commercializing their tests and products than we, our collaborators, or third party licensees are, which could adversely affect our competitive position and business.

Reimbursement for microRNA-based diagnostics and therapeutics may be difficult to obtain and maintain at levels consistent with our business plans.

Physicians and patients may decide not to order our tests or products unless third-party payors, such as managed care organizations, as well as government payors, such as Medicare and Medicaid, pay all or a substantial portion of the price. In addition, there is significant uncertainty concerning third-party reimbursement of any test or product incorporating new technology, including tests or other products applying our microRNA technology. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that diagnostics or therapeutics using our microRNA technology are:

•	not experimental or investigational,

•	medically necessary,

•	appropriate for the specific patient,

•	cost-effective, and

•	supported by peer-reviewed publications.

Since each payor makes its own decision as to whether to establish a policy to cover LDTs, and may establish a policy regarding new technologies, seeking these approvals is a time-consuming and costly process. To date, we have not been paid by any third-party payors for any test applying our microRNA technology. We cannot be certain that coverage or adequate payments for any of diagnostic tests applying our microRNA technology or for any therapeutic products will be available in the future or that the amounts paid for any of our tests or products will be adequate.

The market may not be receptive to any diagnostic tests or therapeutic products using our microRNA technology upon their commercial introduction.

Any diagnostic tests or therapeutic products using our microRNA technology that we, our collaborators or third-party licensees have developed or are developing are based upon new technologies or diagnostic or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a microRNA-based approach. As a result, it may be more difficult for us, our collaborators or third-party licensees to convince the medical community and third-party payors to accept and use such tests and products. Other factors that we believe will materially affect market acceptance of diagnostic tests or therapeutic products using our microRNA technology include:

•	the timing of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the success of physician education programs;

•	the availability of alternative diagnostics and therapeutics; and

•	the pricing of such tests or products, particularly as compared to alternatives.

Risks Related to Our Dependence on Third Parties

We are largely dependent upon Prometheus and Teva for the success of commercialization of our three current diagnostic tests, miRview™ mets, miRview™ meso and miRview™ squamous.

In April 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc. pursuant to which Prometheus has the exclusive right to develop and commercialize miRview™ mets, miRview™ meso and miRview™ squamous tests in the United States.  In addition, in December 2008, we entered into an agreement with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to commercialize these tests in Turkey and Israel. Accordingly, we are largely dependent upon Prometheus and Teva for the commercial success of these tests.

The potential revenues from these agreements consist of contingent payments, including milestone and royalty payments.  These payments will depend upon our collaborators’ ability to devote the necessary resources to successfully commercialize these tests. In addition, if either Prometheus or Teva were to breach or terminate its agreement with us, the commercialization of these tests could be adversely affected because we may not have sufficient financial resources or capabilities to successfully commercialize these tests on our own or find other partners. Under our agreement with Prometheus, Prometheus can terminate the agreement (either entirely or as to one or more licensed tests) by providing six months’ written notice to us.

If Prometheus or Teva does not devote sufficient time and resources to the collaboration or if either collaboration is breached or terminated, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected.

We face a number of risks related to our license and collaboration arrangement with Prometheus.

In addition to the risks described above relating to our dependence on Prometheus for the commercialization of certain diagnostic tests in the United States, we face some additional risks relating to our agreement with Prometheus.  Under the terms of the agreement, we have agreed not to participate in the commercialization of any directly competitive diagnostic tests in the United States.  We share decision making authority with Prometheus with respect to all matters pertaining to the development of diagnostic tests by Rosetta outside the United States that would affect the tests licensed to Prometheus inside the United States, which could potentially include certain regulatory and development matters. If Prometheus or we become aware of third party patents that could block the commercialization of the licensed diagnostic tests in the United States, we may be required either to modify the tests to avoid potential infringement or obtain, or assist Prometheus in obtaining, a patent license.  Prometheus may be permitted to reduce its royalty payments to us if Prometheus must make payments to a third party in connection with the licensed diagnostic tests.

We may not be able to execute our business strategy if we are unable to enter into additional collaborations with other companies that can provide capabilities and funds for the development and commercialization of our microRNA-based diagnostics and therapeutics.

We have limited capabilities for sales, marketing, distribution and product development, including obtaining regulatory approval of therapeutic products. Accordingly, we may enter into additional collaborations with pharmaceutical, biotechnology or diagnostic companies to jointly develop specific tests or products and to jointly commercialize them if they are approved. In such collaborations, we would expect our collaborators to provide substantial capabilities in clinical development, regulatory affairs, marketing and sales. While such agreements could provide us with an opportunity to develop and commercialize tests and products, they may necessitate a reliance on our collaboration partner in numerous aspects of the research and development, regulation, manufacturing, marketing and sales of these tests and products. We may not be successful in entering into any additional collaborations on favorable terms or maintaining any such collaborations into which we enter.  In addition, while such agreements would provide us with opportunities, they would also require us to share the down-stream profits with our collaborators, thereby reducing our ability to fully capitalize on sales.

If any collaborator terminates or fails to perform its obligations under agreements with us, the development and commercialization of our tests and products could be delayed or terminated.

Our expected dependence on collaborators for certain capabilities and funding means that our business would be adversely affected if any collaborator terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to tests or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected test or product. If a collaborator terminates its collaboration with us, for breach or otherwise, it would be difficult for us to attract new collaborators and it could adversely affect how we are perceived in the business and financial communities. In addition, a collaborator could determine that it is in its financial interest to:

•
pursue alternative technologies or develop alternative tests or products, either on its own or jointly with others, that may be competitive with the tests or products on which it is collaborating with us or which could affect its commitment to the collaboration with us;

•	pursue higher priority programs or change the focus of their development programs, which could affect the collaborator’s commitment to us; or

•
if it has marketing rights and obligations, choose to devote fewer resources to the marketing of our tests or products, than they do for tests or products of their own development, or of their co-development with third parties.

If any of these occur, we may not have sufficient financial resources or capabilities to continue the development and commercialization of such test or product on our own.

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

We currently have limited sales, marketing or distribution experience and may depend significantly on third parties to commercialize microRNA-based diagnostic tests or therapeutic products we may develop.

We currently have limited sales, marketing or distribution experience. We will need to rely on our collaborators or other third parties (including Teva and Prometheus) to commercialize our current tests and any future LDTs we may develop, or we will need to internally develop such capabilities. We have limited control over the sales, marketing and distribution activities of our collaborators, and our future revenues will depend on the success of the efforts of our collaborators. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, and we will face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular test or product; and

•	our direct sales and marketing efforts may not be successful.

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

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of diagnostics and therapeutics. Product liability claims could delay or prevent completion of our clinical development programs. We currently have insurance for our cancer programs covering liability in an amount up to $1 million per incident and up to $3 million in the aggregate. We also have product liability insurance covering our current commercial tests in an amount up to $5 million in the aggregate. We plan to obtain insurance for all research programs at appropriate levels prior to initiating any required clinical trials and at higher levels prior to marketing any new tests or approved therapeutic products. Any insurance we obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates an office in Jersey City, New Jersey, and our CLIA-certified laboratory in Philadelphia, Pennsylvania. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

•	fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of our international operations;

•	difficulty managing operations in multiple locations, which could adversely affect the progress of our development programs and business prospects;

•	local regulations that may restrict or impair our ability to conduct pharmaceutical and biotechnology-based research and development;

•	foreign protectionist laws and business practices that favor local competition;

•
failure of local laws to provide the same degree of protection against infringement of our intellectual property, which could adversely affect our ability to develop tests or products or reduce future product or royalty revenues, if any, from tests or products we may develop;

•	laws and regulations governing U.S. immigration and entry into the United States that may restrict free movement of our employees between Israel and the United States; and

•	laws and regulations governing U.S. immigration and entry into the United States that may restrict employment of Israeli citizens in our U.S. facilities.

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

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

We are deemed to be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we are also deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC in 2003, but not in 2004 or 2005. We were a PFIC in 2006 and 2007. We believe that we should not be treated as a PFIC for 2008. We nevertheless recognize that there are significant areas of uncertainty in the PFIC rules, and the IRS may not agree with our belief. Accordingly, for any U.S. shareholders who held our ordinary shares during 2006 or 2007, or holds shares in any subsequent year that we are deemed a PFIC that does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain recognized by a U.S. shareholder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, “excess distributions” and gains on a disposition of our ordinary shares would be taxed at the highest rates applicable to ordinary income, rather than the potential 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation and to long-term capital gais to non-corporate taxpayers. PFIC status is determined annually and cannot be definitively determined until the close of the year in question. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it might be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who held or hold ordinary shares during a period when we are a PFIC (including 2006 and 2007) will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election.

We are headquartered in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our principal executive offices and research and development facilities and many of our suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the winter of 2008, Israel was engaged in an armed conflict with Hamas in the Gaza Strip. This conflict involved missile strikes against civilian targets in central Israel that resulted in economic losses. Although Israel has entered into various agreements with the Palestinian Authority, Israel has been and is subject to related civil unrest and Palestinian terrorist activity, with varying levels of severity, since September 2000. Tension among the different Palestinian factions may create additional unrest and uncertainty.

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

Our directors and executive officers, together with their affiliates, beneficially own, in the aggregate, approximately 16.4% of our outstanding ordinary shares. This concentration of ownership may harm the market price of our ordinary shares by:

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

ITEM 4. INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

History

We were incorporated under the laws of the State of Israel on March 9, 2000 as Rosetta Genomics Ltd., an Israeli company. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended. Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-73-222-0700. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 15 Exchange Place, Suite 500, Jersey City, New Jersey 07302-3914, and its telephone number is (201) 946-0561. Rosetta Genomics Inc. serves as our agent for service of process in the United States. Our web site address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

On July 22, 2008, through Rosetta Genomics Inc., we purchased all of the shares of Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory, for an aggregate purchase price of $2,900,000 (not including $207,000 of transaction expenses), consisting of $1,900,000 in cash and $1,000,000 of our ordinary shares, plus an additional $300,000 payable upon the achievement of certain milestones, which were not met.  Parkway remained an indirect wholly owned subsidiary until May 18, 2009, when we sold Parkway for up to $2,500,000, to be paid as a fixed percentage from the revenues over six years. With its CLIA certification, Parkway helped us to obtain CLIA certification for our laboratory in Philadelphia, Pennsylvania..

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

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $403,000 in 2008, $784,000 in 2007, and $267,000 in 2006. Our capital expenditures during 2008, 2007 and 2006 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

B.  BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic tests based on a recently discovered group of genes known as microRNAs. microRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in normal function and in various pathologies. We have established a CLIA-certified laboratory in Philadelphia, which enables us to develop and validate our own diagnostic tests applying our microRNA technology and to offer diagnostic testing services.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers. In late-2008, we launched our first three diagnostic tests applying our microRNA technology:

1.      miRviewTM mets: For identification of  the origin of the primary tumor of metastases;
2.      miRviewTM squamous: For differentiating squamous from non squamous non-small cell lung cancer; and
3.      miRviewTM meso: For differentiating mesothelioma from other carcinomas in the lung and pleura.

In April 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc. pursuant to which Prometheus has the exclusive right to commercialize these tests in the United States.  In addition, in December 2008, we entered into an agreement with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to distribute these tests in Turkey and Israel.

Beyond these three commercialized tests, we are focusing on the development of minimally/non-invasive, blood or serum-based tests, which we believe have the potential for greater acceptance by healthcare professionals. We believe that the sensitive and specific methods we have developed to extract and profile the expression of microRNAs in serum and plasma will enable the development of minimally/non-invasive, blood or serum-based molecular diagnostics tests. We are currently focusing substantially all of our research and development efforts on the development of a minimally-invasive, blood-based colon cancer screening test.  If we are successful in developing this test, we expect that it could be launched in late 2009 or early 2010 as an LDT, by our CLIA-certified laboratory in Philadelphia.

In addition, microRNAs also represent potential targets for the development of novel drugs. We are currently working with Regulus Inc. on the development of a liver cancer therapeutic based on inhibiting a microRNA. We have identified a microRNA target, and have shown in in-vivo studies that inhibiting this microRNA significantly reduces tumor growth. We are currently conducting further in-vivo studies.

Background

Rosetta Genomics was founded in 2000 with the belief that junk DNA actually contains hundreds, possibly thousands, of tiny RNA genes that encode small RNA molecules, later termed microRNAs, which play an important role in the regulation of protein production, and hence the onset and progression of disease. In the cell, genes are expressed through information carried from our DNA by messenger RNAs, or mRNAs, which is in turn translated into proteins. Proteins are the building blocks of all living cells. The type of cell, its function, and the timing of its death are determined by which proteins are produced in the cell, and at what quantities and time they are produced. However, the proteins are the end product of a complex process which begins with the genetic code present in DNA. Before a protein is expressed, or produced, relevant parts of the DNA are copied into a mRNA. Each mRNA holds a code with instructions on how to build a specific protein using a process called translation. Although one messenger RNA molecule is capable of translating hundreds of thousands of protein molecules, the number it actually produces is regulated by microRNAs. MicroRNAs have been found to regulate the expression of other genes by binding to the mRNA.

MicroRNAs have been shown to have varying expression levels across various pathological conditions, and have significant potential as a new class of highly sensitive and tissue specific biomarkers. We have developed a microRNA discovery process and have demonstrated, in a work published by us in Nature Genetics that the number of human microRNAs is significantly higher than what was previously believed. We have discovered hundreds of biologically validated human microRNAs and dozens of validated viral microRNAs and filed extensive patent applications with claims potentially covering these microRNAs.

To leverage the potential of microRNAs as a novel diagnostic platform, we have developed proprietary methods to extract microRNAs from a wide range of tissue and body fluid samples and to quantify specific microRNA expression signatures, which may be used as diagnostic panels to potentially diagnose cancers, their subtypes, as well as the origin of metastases. We have already developed and launched three diagnostic tests based on our platforms and have published several papers demonstrating how our methods can be used to develop such diagnostics (E.g.: Rosenfeld et. al., Nature Biotechnology 26 2008; Rosenfeld et. al., Brain Pathology, July 2008).

We believe that microRNAs are stable, sensitive and specific markers, and we are advancing diagnostic development programs in cancer, to potentially enable accurate diagnosis and improve patient care management worldwide.

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based diagnostic tests. Our key business strategies to achieve this goal are as follows:

•
Focus on the development of minimally/non-invasive, blood or serum-based tests with potential for greater acceptance by healthcare professionals. We believe that the sensitive and specific methods we have developed to extract and profile the expression of microRNAs in serum and plasma will enable the development of minimally/non-invasive, blood or serum-based molecular diagnostics tests. We are currently focusing most of our research and development efforts on the development of minimally-invasive, blood-based colon cancer screen.  While we can provide no assurance that we will be successful in developing this test, if we are successful, we would expect to launch this test in late 2009 or early 2010 as a laboratory-based test, by our CLIA-certified clinical laboratory in Philadelphia.

•
Build and maintain a strong intellectual property position. We believe that we were the first commercial enterprise to focus on the emerging field of microRNAs. We also believe we have an early and strong intellectual property position (both patents we own and those we have exclusively licensed) in the area of developing and commercializing microRNA-based diagnostic tests. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences, followed by the filing of patent applications claiming composition-of-matter on microRNAs of commercial interest. We have also filed, and intend to continue to file, patent applications that claim method-of-use for specific diagnostic applications.

•
Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading clinical diagnostic and pharmaceutical companies to further develop and commercialize microRNA-based diagnostics. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attractive to additional collaboration partners.

•
Maximize sales of our first three commercial tests through geographic partners.  In addition to our focus on the development of microRNA-based minimally/non-invasive, blood or serum-based tests, we plan to maximize revenues from our three current commercial tests via corporate partnerships.  In April 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc. pursuant to which Prometheus has the exclusive right to commercialize miRviewTM mets, miRviewTM squamous and miRviewTM meso in the United States.  In addition, in December 2008, we entered into an agreement with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to commercialize these tests in Turkey and Israel. We intend to support the work of these partners while pursuing other partnerships for additional geographies.

•
Partner selectively to enhance the overall value of our tests.  In order to maximize value for our microRNA-based diagnostic tests and promote their commercial success, we intend to selectively collaborate with partners with proven success in the diagnostic field, sales and marketing abilities and success of securing reimbursement for tests and products in the molecular diagnostic field. We cannot assure you, however, that we will be successful in entering into any such collaborations on commercially reasonable terms, or at all.

Our Diagnostic Tests

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

We believe that using microRNAs as diagnostic biomarkers will enable the development of diagnostic products that can provide more accurate and comprehensive information to doctors and patients. Currently, many diagnostic tests are designed to detect abnormal levels of messenger RNAs or proteins. MicroRNA-based tests may prove superior to these tests because it is believed that microRNAs are closer to the biological origin of disease and many studies have shown their involvement in disease processes, including the demonstration that microRNAs are both diagnostic and prognostic markers. A change in the expression level of a single microRNA may affect the activity of dozens of messenger RNA genes, which in turn may affect the concentration of hundreds of proteins. In addition, microRNAs are very tissue specific and very stable in body fluids and tissue samples. Thus, we expect that by focusing our efforts on microRNAs, we can develop a less complex biomarker panel, resulting in a more specific and sensitive test. Furthermore, extracting microRNAs from tissue and body fluid samples is more reliable than extracting messenger RNAs because of the greater stability of microRNAs. In addition, amplification technologies, such as PCR, can potentially increase the sensitivity of a microRNA-based diagnostic test by generating millions of copies of a particular microRNA and thereby making it easier for the test to detect the presence of the microRNA. Since amplification technologies cannot be used with proteins, we believe microRNA-based diagnostic tests have the potential to be more sensitive than protein-based diagnostic tests.

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

•
Analysis. We analyze expression profiles to identify microRNA signatures which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our analytical expertise is one of our key advantages.

Current Commercial Tests

In late 2008, we launched the following three tests based on our proprietary microRNA technologies:

•
miRview™ mets – This test, designed with cancer of unknown primary, or CUP, patients in mind, can accurately identify the primary tumor site in patients presenting with metastatic cancer.  Accurate identification of the primary origin is critical for determining treatment.  Current diagnostic methods to identify the origin of a metastasis include a range of costly, time-consuming and at times inefficient tests, and still, in about  5% of all cancer patients, the origin of the primary tumor is never identified.  miRview™ mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin.

•
miRview™ squamous – This test differentiates squamous from non-squamous non-small cell lung cancer (NSCLC).  Current methods for differentiating squamous from non-squamous NSCLC are not standardized, are difficult to reproduce and have an unacceptable level of variability between pathologists and laboratories, as indicated in numerous peer review publications.  miRview™ squamous produces a single score that clearly indicates whether a sample is squamous or non-squamous NSCLC.  It is estimated that about 60,000 lung cancer patients who are candidates for targeted therapy may potentially use this test.

•
miRview™ meso – The test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis.  As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical.  Pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable test, mesothelioma can be difficult to identify from other cancers.

In April 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc. pursuant to which Prometheus has the exclusive right to commercialize these tests in the United States.  In addition, in December 2008, we entered into an agreement with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to commercialize these tests in Turkey and Israel.

Our Pipeline

We are currently focusing on the development and commercialization of minimally and non-invasive, blood and serum-based diagnostic tests based on microRNAs for use in oncology.  We have already demonstrated that microRNAs are stable in serum and other body fluids, and can be extracted and quantified using our proprietary methods. We have reported in a paper published in PLoS ONE in 2008, that our underlying serum-microRNA platform demonstrates detection sensitivity on the order of a single molecule, single nucleotide specificity and up to 700-fold test-to-control increase of certain serum-microRNA biomarkers. We are focusing substantially all of our research and development efforts on the development of miRscreen™ colon, a minimally invasive, blood-based screen for colon cancer.

miRscreen™ colon

We are developing a microRNA-based colon cancer screening test to potentially target more than 90 million people in the United States annually. This test is being designed to differentiate individuals with colon cancer from those without by detecting microRNA biomarkers in a test that is based on a standard blood draw.  To date, we have worked on the sera of more than 100 colorectal cancer patients and controls and have found that certain microRNAs present in different amounts in sera of colorectal cancer patients compared with healthy controls.

Colon cancer is the second leading cause of cancer-related death, killing almost 50,000 Americans in 2008, and yet, it is a treatable disease if caught early.  If cancer of the colon is detected and treated before it has spread, more than 90% of patients will survive. Current medical recommendations are that every man and woman over the age of 50 be screened regularly for colon cancer, and according to the U.S. Census Bureau, there are approximately 94 million people in the United States over the age of 50. Unfortunately, many people over the age of 50 do not have a colonoscopy, which is effective but costly and very unpleasant.  Many also avoid the much simpler test for the detection of fecal occult blood.  We believe minimally-invasive colon cancer screening test based on a simple blood draw can make a significant difference. We believe that many individuals over the age of 50, who now neglect to undergo colonoscopy or even fecal occult blood test, would be receptive to a potentially life-saving test that is based on a simple blood draw.

The following represents our current expected timing with respect to three key milestones related to the development and commercialization of miRscreen™ colon:

•
First, by the end of the second quarter of 2009, we intend to conclude the discovery phase, in which we expect to finalize the microRNA content of the test.  In this phase, we will continue screening dozens of samples from colon cancer patients of various stages, as well as age-matched controls.  In the past several months, we have improved our microRNA panel for high-throughput screening to include additional potential markers, specifically focusing on more novel cancer and colon cancer related microRNAs we have discovered.

•
Second, by the end of the third quarter of 2009, we intend to complete the assay development phase.  In this phase, we expect to translate the discovery results into an assay.  This means we intend to finalize the list of biomarkers, the design of the plate, the various controls and QC parameters, as well as the optimal interpretation of the assay results for a colon cancer detection test.

•
And third, should we be successful in developing this test, we believe it will be commercially available in the U.S. through our CLIA-certified lab in late 2009 or early 2010.  Within this timeframe we also expect to publicly present scientific data on the accuracy of this test.

From a technical perspective, this is a complicated test and would be the first test of its kind to be developed.  We can provide no assurance that we will be able to successfully develop and offer this test in this timeframe, or at all.

Other miRscreen™ Tests

We believe that noninvasive screening tests for cancer are the future of the diagnostics industry and that our highly sensitive and specific platforms are suitable for development of such tests. Thus, we expect to continue to develop miRscreen™ tests for other cancers.

Therapeutic Products

MicroRNAs are important regulators of protein production, and as such, they represent potential targets for the development of drugs. Important information about the role of microRNA in a disease can be deduced by mimicking or inhibiting its activity and examining the impact this has on the behavior of the cell or organism. If mimicking or inhibiting microRNA leads to improvement in disease symptoms, this implies that the target microRNA plays an important role in the disease.

The pharmaceutical industry has traditionally focused on the development of drugs that inhibit specific protein activity because of the difficulties in developing drugs that enhance protein activity or increase protein levels. Even siRNAs, a novel class of drugs, are limited to the inhibition of protein production. In contrast, because microRNAs are natural regulators of protein production, we believe it is possible to develop microRNA-based therapeutic products which can either increase or decrease the levels of proteins. A drug that mimics microRNA should result in decreased levels of the proteins naturally regulated by that microRNA, while a drug that inhibits the microRNA should result in increased levels of those proteins.

We believe that microRNAs can serve as a basis for a new class of therapeutic products and that we can leverage our microRNA diagnostic capabilities to help develop drugs targeting microRNAs.

Liver Cancer

Market opportunity. According to Pharmaceutical and Diagnostic Innovation, 2005, hepatocellular carcinoma, or HCC, more commonly referred to as liver cancer, is the fifth most common cancer in the world. The 2009 ACS Report estimated that in 2009, approximately 22,620 new cases would be diagnosed in the United States and approximately 18,160 people would die of the disease. The incidence of HCC is rising principally as a result of the spread of chronic hepatitis C infection, or HCV, a chronic viral infection of the liver that can remain asymptomatic for years but can lead to liver cancer if left untreated. The World Health Organization estimates that more than 180 million people in the world, including 3.9 million in the United States, are infected with HCV.

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

Our strategy. In order to develop a microRNA-based treatment for HCC, we entered into a collaboration with Isis Pharmaceuticals in January 2006 that had an initial period of two years. In August 2008, Isis assigned the agreement to Regulus Therapeutics LLC, and we signed an amendment to the agreement according to which the initial research period was extended until June 30, 2009.  Isis and Regulus have significant intellectual property rights and expertise relating to technologies for inhibiting RNA molecules, including microRNAs. Isis has demonstrated its ability to inhibit microRNAs by administering to mice a synthetic molecule designed to inhibit a liver-specific microRNA. Isis showed that the synthetic molecule reached the liver and reduced the level of this microRNA with no observable toxicological effects.

The first step of this program was to identify candidate microRNA targets for inhibition. This was done by profiling the expression levels of all microRNAs in healthy and tumorous liver tissue samples in order to identify microRNAs which are overexpressed in the tumor samples. We have identified a total of 100 microRNAs, for which we performed in vitro assays to assess the role of these microRNAs in tumor development. From the 100 microRNAs that were tested by introducing into cancer cell lines the antisense molecules which were synthesized by Isis to inhibit the candidate microRNAs, seven microRNA specific antisense molecules inhibited cell proliferation by inducing apoptosis and one microRNA-specific antisense inhibited cell proliferation by possibly stopping cell cycle progression.

In addition, we established two different mouse models of HCC (xenograft & orthotropic models) and we conducted in vivo experiments to further test the effect of these microRNA inhibitors on liver cancer, resulting in positive results for 3 out of 4 tested microRNA inhibitors. We are currently concentrating on one microRNA inhibitor as our lead candidate, aiming at understanding the underlying pathway of its activity.  This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a therapeutic product for the treatment of liver cancer. The “initial research period” of the collaboration agreement expires on June 30 2009.  We have initiated preliminary discussions as to the future of this project, however, we can provide no assurance as to the outcome of such discussions.

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

Rosetta Green

Rosetta Green is a project we have established to leverage our capabilities into the areas of cleantech and plant biotech by using our proprietary microRNA technologies to develop plants and algae more suitable for various applications such as improved feedstocks for biofuels and advanced agriculture. Research at Rosetta Green has been shown to develop algal strains with potentially increased oil content, to discover potential novel microRNAs from commercially-important algae and to identify drought-regulated microRNAs in plants. In the future, we intend to establish a wholly owned Israeli subsidiary to be named Rosetta Green Ltd.

On September 24, 2008, we signed a convertible note purchase agreement with certain private investors in order to provide separate funding for Rosetta Green, in an amount of up to $2,500,000. To date, the investors have invested a total amount of $1,500,000, in two tranches. Once we establish Rosetta Green Ltd., the convertible notes we issued to the investors will convert into a number of Rosetta Green Ltd. ordinary shares as is obtained by dividing the principal amount of the note by a price per share reflecting a fully-diluted pre-money valuation equal to $5,000,000. If Rosetta Green Ltd. is not established within 24 months as of the initial closing, which took place on or about September 24, 2008, or if the Rosetta’s Board resolves not to establish Rosetta Green, the notes will convert into our ordinary shares at a price per share equal to the average of the closing prices over the five consecutive trading days ending on the last trading day prior to the date of conversion, provided that such conversion price shall not be lower than $2.00 per share.

Collaborations and Partnerships

License and Collaboration Agreement with Prometheus Laboratories Inc.

On April 10, 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc., under which we agreed to exclusively license and sublicense to Prometheus certain rights related to our current microRNA-based cancer diagnostic tests: miRview™  mets, miRview™ squamous and miRview™ meso (hereinafter referred to as the “Cancer Diagnostic Tests”), including the rights to certain software developed by us and related to the miRview ™ mets product. We also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostic Tests and to develop two new microRNA-based gastroenterology tests (hereinafter referred to as the “GI Products”). Under this agreement, Prometheus has the exclusive right to develop and commercialize the Cancer Diagnostic Tests and the GI Products in the United States, and we have agreed not to participate in the commercialization of any directly competitive products in the United States. The license agreement also gives Prometheus a right of first negotiation to take a license for certain diagnostic tests or products that are under development by us.

Prometheus will contribute to a development fund that will be used to further develop the Cancer Diagnostic Tests and to develop the GI Products. In addition, Prometheus will pay us additional amounts upon reaching certain publication requirements for the Cancer Diagnostic Tests and achieving certain product profiles for the GI Products. We are also entitled to receive certain payments upon the achievement of commercial milestones. The total amount potentially payable to us under these provisions is $17.0 million.

We are also entitled to royalties on the sale of the Cancer Diagnostic Tests and the GI Products, subject to reductions in certain instances.

We control the prosecution, maintenance and enforcement of all the licensed patent rights owned by us, and we will use commercially reasonable efforts in order to obtain prosecution and maintenance rights from our licensors of certain patent rights sublicensed to Prometheus. Prometheus will contribute a partial amount of past and future associated patent prosecution costs. Also, if we or our licensor elect not to take action against an infringement of the licensed or sublicensed patent rights, Prometheus may undertake such action at its own expense with relation to our licensed patents and we will use commercially reasonable efforts to obtain for Prometheus equivalent enforcement rights from our licensors.

We are obligated to indemnify Prometheus against any liabilities arising from (i) our breach of a representation, warranty or a covenant of the agreement; (ii) any third party claim that we have made available to Prometheus any intellectual property right in violation of an obligation owed to such third party; (iii) the exploitation by us outside the United States of a product that is licensed to Prometheus within the United States; (iv) certain claims arising under our upstream licenses covering the products sublicensed to Prometheus and (v) certain potential contractual obligations to third parties. Prometheus is obligated to indemnify us against any liabilities arising from (i) Prometheus’ breach of a representation, warranty or covenant of the agreement; and (ii) the exploitation by Prometheus of the licensed products.

The agreement will terminate upon the later of the expiration or abandonment of the last licensed patent to expire or become abandoned, or, if a licensed product involves certain sublicensed technical information, until the end of such additional period as is required under the applicable upstream license. Either party has the right to terminate the agreement if the other party is in material breach and has not cured such material breach within 60 days as of the receipt of a written notice notifying it of such breach, except for payment obligations, in which case the notice period is 30 days. Prometheus can terminate the agreement for convenience (either entirely or as to one or more licensed products) by providing six months’ written notice to us.  Under certain circumstances, Rosetta must make payments to Prometheus if Rosetta commercializes the licensed products in the United States after Prometheus has terminated the agreement.

In addition, effective April 10, 2009, we also entered into a laboratory services agreement with Prometheus.  Under this agreement, we perform the Cancer Diagnostic Tests and the GI Tests (hereinafter referred to collectively as the “Diagnostic Tests”) on behalf of Prometheus.  The laboratory services for the Diagnostic Tests are performed in Rosetta’s CLIA-certified laboratory in Philadelphia, Pennsylvania.  Prometheus is responsible for marketing, sales and most customer service activities relating to the Diagnostic Tests. The services agreement has an initial term of one year and can be renewed by Prometheus.  Either party can terminate the services agreement if the other party is in material breach and has not cured such material breach within 60 days as of the receipt of a written notice notifying it of such breach, except for payment obligations, in which case the notice period is thirty days. Prometheus can terminate the services agreement for convenience (either entirely or as to one or more Diagnostic Tests) by providing 60 days’ written notice to us.  After the third anniversary of the effective date of the services agreement, we can terminate the agreement for convenience (either entirely or as to one or more Diagnostic Tests) by providing 90 days’ written notice to Prometheus.

On April 10 2009, we also entered into a stock purchase agreement with Prometheus. Under this agreement, on April 27, 2009, Prometheus purchased 2,000,000 of our ordinary shares at a price of $4.00 per share in a private placement transaction. In addition, under the terms of the purchase agreement, so long as Prometheus or its affiliates continue to hold at least 50% of these shares, Prometheus is entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, Prometheus has the right to participate in future offerings of our securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.

Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd.

In December 2008, we entered into a testing and administrative services agreement with Teva Pharmaceutical Industries Ltd.  The agreement covers the territory of Israel and Turkey and is exclusive for that territory.  Under this agreement, Teva provides us with marketing, sale and distribution services and we provide testing services for the Cancer Diagnostic Tests (miRview™ mets, miRview™ squamous and miRview™ meso).  Teva pays Rosetta for the performance of the testing services at a discount from Rosetta’s list price.

This agreement has an initial term of 24 months with automatically renewable terms of an additional 12 months unless earlier terminated by providing three months written notice. The agreement is terminable within a specified period of time of an uncured material breach.

Teva is obligated amongst other things to market the Cancer Diagnostic Tests, to obtain applicable regulatory and/or governmental licenses, to handle all inquiries and to inform Rosetta of any irregularities regarding our tests. We are obligated to assist Teva in their marketing efforts by providing them with all reasonable support to enable them to adequately offer the Cancer Diagnostic Tests. We are obligated to indemnify Teva against any liabilities arising from (i) infringement of third parties rights by the Cancer Diagnostic Tests; (ii) our negligent or willful misconduct in providing the Cancer Diagnostic Tests (iii) our breach of any term of the agreement; and (iv) any misrepresentation in marketing materials prepared by us. Teva is obligated to indemnify us against any liabilities arising from (i) Teva’s negligent or willful misconduct in providing the marketing services; (iii) Teva’s breach of any term of the agreement; and (iv) misrepresentations or warranties made by Teva concerning the Cancer Diagnostic Tests.

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

As of June 10, 2009, we had two issued U.S. patents and 80 pending patent applications in the microRNA field: 43 U.S. applications, five of which have received a notice of allowance, fourteen PCT applications, six applications that were nationalized in Europe, five applications nationalized in Israel, three applications nationalized in Japan, and Australia, and two applications that were nationalized in China, Canada and India. Of these patent applications, 25 claim human microRNAs, 17 claim viral microRNAs, six contain claims related to our discovery process, and two plant applications. Twenty-six applications contain claims directed to lung, liver, bladder, small intestine, breast, colon, ovarian, thyroid, melanoma, lymphoma, kidney, urothelial, adrenal, gastric, mesothelioma, prostate, testicular, stomach and pancreas cancer diagnostic applications; and five contain claims directed to glioblastoma, liver cancer, hematopoietic malignancies therapeutic applications.

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

Second Tier: Composition-of-Matter Patents on Biologically Validated MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, microRNAs claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. We have filed 42 patent applications with composition-of-matter claims related to validated microRNAs and we expect to file additional second tier applications in the future.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. In the future, we expect that this tier of patent applications will include applications which we will file ourselves and those that we will file jointly with academic, medical and commercial partners with whom we collaborate. We have filed 31 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

In-Licensed Intellectual Property

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $840,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than 30 days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $630,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than 30 days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

License Agreement with The Rockefeller University (Research)

In January 2008, we signed a royalty-bearing, nonexclusive, worldwide license agreement with The Rockefeller University. Under this agreement, we were granted the right to make, use import, sell and offer for sale Rockefeller’s proprietary microRNAs for research purposes including a limited right to sublicense. Our right to sublicense is limited to sublicenses we grant as part of a license that includes other technology or patent rights of ours. The agreement covers microRNAs and microRNA candidates, including approximately 80 biologically validated human microRNAs and approximately 30 biologically validated viral microRNAs discovered by researchers at The Rockefeller University and for which it has filed patent applications.  In consideration for this license, we paid an initiation fee and will pay a minimum annual royalty, based on net sales and a percentage of our revenues from any sublicenses. Rockefeller is obligated to notify us of any license it grants to a third party at a lower royalty rate and we will have the right to modify the terms of our license to adopt all of the material terms and conditions of that license.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $420,000 in aggregate minimum annual royalty over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than 30 days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing 60 days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $543,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $293,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

We are obligated to perform commercially reasonable diligent efforts in the development of products, including or using the licensed microRNAs. In the event that Johns Hopkins has clinical evidence demonstrating the feasibility of a certain use of the microRNAs, and a commercially reasonable offer from a third party for a license for such use, then upon notice from Johns Hopkins, we are obligated to either initiate development of such use, or sublicense such use to a third party. If within six months of the notice, we have neither initiated development nor sublicensed or been working diligently to sublicense such use, Johns Hopkins may terminate the license for such use.

Johns Hopkins is responsible for filing, prosecuting and maintaining the licensed patent rights, and we have the right to comment on and advise Johns Hopkins with respect to such matters. We are required to pay all expenses related to filing, prosecution and maintenance of the licensed patent rights; unless we provide Johns Hopkins notice that we elect not to do so. If we so elect, Johns Hopkins may file, prosecute or maintain such patent rights at its own expense and any license we have with respect to such patent rights shall terminate. We have the right but not the obligation to enforce the patent rights against infringement. No patent applications covering these microRNAs have been filed yet.

We are obligated to indemnify Johns Hopkins against any liabilities arising out of use by us, our affiliates or sublicensees of the licensed microRNAs. We are also obligated to establish and maintain product liability or other appropriate insurance prior to initial human testing or first commercial sale of any product incorporating the licensed microRNAs.

The agreement terminates with respect to each country in which a patent has issued upon the expiration of the last to expire patent covered by the terms of the agreement in such country. If no patents ever issue in a country but patent applications are filed in such country, the agreement will expire with respect to such country upon the cancellation, abandonment, withdrawal or disallowance of all claims under all patent applications in that country or at such time as there is no claim that has been pending in such country for less than six years from the date such claim was filed in a non-provisional patent application in that country. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $2,250,000 in aggregate annual royalties over the term of the agreement. In addition, either party may terminate the agreement (1) upon the filing of bankruptcy or insolvency proceedings with respect to the other party or (2) if the other party is in material breach of the agreement and such breach is not cured within 30 days of notice. We also have the right to terminate the agreement for any reason upon 90 days notice.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing tests and products, we also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Asuragen, Exiqon, Isis Pharmaceuticals, Merck, Santaris, Regulus Therapeutics and others. We believe the key competitive factors affecting the commercial success of our potential tests and products will be:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals for these tests and products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	reimbursement coverage; and

•	patent position.

Many of our potential competitors, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of diagnostics and therapeutics, obtaining FDA and other regulatory approvals of tests and products and the commercialization of those tests and products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval and achieving widespread market acceptance. Our competitors’ tests or products may be more effective, or more effectively marketed and sold, than any test or product we may commercialize and may render our tests and products obsolete or non competitive before we can recover the expenses of developing and commercializing them. We anticipate that we will face intense and increasing competition as advanced technologies become available.

Manufacturing

We currently intend to rely on contract manufacturers or our collaborative partners to produce materials for diagnostic tests and drug substances and drug products required for preclinical studies and clinical trials. We plan to continue to rely upon contract manufacturers and collaboration partners to manufacture commercial quantities of these materials for any marketed diagnostic or therapeutic.

Regulatory

Diagnostics

CLIA and Other Laboratory Licensure

Laboratories that perform testing on human specimens for the purpose of providing information for diagnosis, prevention or treatment of disease or assessment of health are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA. This law imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of patient test results. The FDA is responsible for the categorization of commercially marketed IVD tests under CLIA into one of three categories based upon the potential risk to public health in reporting erroneous results. The categories were devised on the basis of the complexity of the test include waived tests, tests of moderate complexity, and tests of high complexity. Laboratories performing moderate- or high-complexity testing must meet the FDA requirements for proficiency testing, patient test management, quality control, quality assurance and personnel.

Under CLIA, certified laboratories are required to hold a certificate applicable to the type of work they perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing.  CLIA-certified laboratories are typically subject to survey and inspection every two years to assess compliance with program standards.

In addition to CLIA certification, laboratories offering clinical testing services are required to hold certain federal, state and local licenses, certifications and permits.  For example, may CLIA-certified laboratories also seek accreditation by the College of American Pathologists, or CAP, and licensure by states that require that state specific licensure for a laboratory that intends to test clinical samples from residents of that state. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can often be used to meet CLIA and state certification requirements.

Food and Drug Administration

Laboratory Developed Tests

Although the FDA has consistently claimed that it has the regulatory authority to regulate laboratory-developed tests that are validated by the developing laboratory and has imposed labeling requirements for the results of tests utilizing analyte-specific reagents, it has generally exercised enforcement discretion in not otherwise regulating most tests performed by high complexity CLIA-certified laboratories.  In recent years, the FDA indicated that it was reviewing the regulatory requirements that will apply to laboratory-developed tests, and in September 2006, the FDA published a draft guidance document, which it revised in September 2007, or the Draft Guidance, that may be relevant to tests we develop.  The Draft Guidance describes the FDA’s current position regarding potential regulation of In Vitro Diagnostic Multivariate Index Assays, or IVDMIAs, and the revision provided additional examples of the types of tests that would be subject to the Draft Guidance. If the Draft Guidance is finalized in its current form, manufacturers of  laboratory-developed IVDMIAs that were being marketed at the time of publication of the final guidance document would be required to submit a 510(k) or PMA within 12-months of that publication. An IVDMIA is a test system that employs data, derived in part from one or more in vitro assays, and an algorithm that usually, but not necessarily, runs on software, to generate a result that diagnoses a disease or condition or is used in the cure, mitigation, treatment, or prevention of disease.

The first version of the Draft Guidance and related discussions about IVDMIAs attracted the attention of the U.S. Congress, and in March 2007, the Laboratory Test Improvement Act was introduced in the U.S. Senate.  The bill, which was not enacted into law, would have mandated that all providers of laboratory-developed tests provide evidence to the FDA that verifies the analytical validity of such tests.  It would also have required the development of a mechanism for the enhanced reimbursement of cleared and approved IVD products and laboratory-developed tests.  It is possible that Congress will consider similar bills in the future.

In December 2008, Genentech, Inc. submitted a Citizen Petition to the FDA in which it argued that all in vitro diagnostic tests intended for use in therapeutic decision making be held to the same scientific and regulatory standards.  Since that time, a number of other companies and organizations have submitted comments supporting or opposing the Citizen Petition.  The FDA is required to rule upon each appropriately filed petition within 180 days of receipt and may approve it in whole or in part, deny it, or provide a tentative response indicating why it has been unable to reach a decision on the petition.  To date, the FDA has not taken any public action with respect to this Citizen Petition, but if it grants the petition, it will likely promulgate regulations which could increase the amount of FDA regulation to which laboratory-developed tests will be subjected.

In Vitro Diagnostics

The type of regulation to which our tests and diagnostics will be subject will depend in large part on how we intend to commercialize them. Diagnostics that will be commercialized through direct product sales as in vitro diagnostic kits will be subject to review by the FDA and must be cleared or approved before they can be marketed. Tests that are available as clinical laboratory services have generally not been subject to regulation by the FDA but are subject to other requirements.

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some in vitro diagnostic tests. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to FDA’s quality system regulation, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Most in vitro diagnostic kits are regulated as Class I or II devices and are either exempt from pre-market notification or require a 510(k) submission as described below.

510(k) Pre-Market Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device that is legally marketed in the United States and for which a pre-market approval, or PMA, was not required. It does not generally require supporting clinical data. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

The FDA may require information regarding clinical data in order to make a decision regarding the claims of substantial equivalence. If the FDA does not believe the device is substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as Class III, which will require approval of a PMA application in order to be marketed.

Pre-Market Approval. The PMA process consists of a scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. The PMA process is considerably more time consuming and expensive than the 510(k) route, and the application must be supported by scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose.

Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. Indeed, the total process may take several years and there is no guarantee the PMA will ever be approved, or if approved, the FDA may limit the market to which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved.

Therapeutics

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•
approval by an institutional review board, or IRB, at each institution participating in a clinical trial, which must review and approve the plan for any clinical trial before it commences at that institution;

•	performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of a new drug application, or NDA, if the drug is a small molecule, or a biologics license application, or BLA, if the drug is a biologic;

•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or BLA.

Once a pharmaceutical candidate is identified for development it enters the nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, and applicable clinical data or literature, among other things, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to, among other things, safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. An IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•
Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•
Phase 2: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•
Phase 3: Involves studies undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional nonclinical studies and must also finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug within required specifications and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications.  The FDA initially reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA or BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee.

The review process is lengthy and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the approved indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a company to conduct post-approval testing, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA or BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Post-approval Requirements

Approved drugs are subject to extensive and continuing regulation by the FDA, including, among other things, cGMP compliance, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, and complying with FDA promotion and advertising requirements. Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive United States protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearing houses, and healthcare providers which conduct certain healthcare transactions electronically. Covered Entities must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. Additionally, some state laws impose privacy protections more stringent than HIPAA. Most of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are Covered Entities and must obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We are not presently a Covered Entity subject to HIPAA; however, we may become a Covered Entity in the future.

Our activities must also comply with other applicable privacy laws. For example, there are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue samples and associated patient information could significantly impact our business and our future business plans.

European Regulations

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our tests and products outside the United States. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, the approval process, product licensing, pricing and reimbursement vary greatly from country to country.

Reimbursement

United States

In the United States, revenue for diagnostic tests comes from several sources, including commercial health insurers, such as insurance companies and health maintenance organizations; government health programs, such as Medicare and Medicaid; and patients. If we offer our diagnostic tests as a service through our own certified laboratory or contract laboratory, we would be responsible for billing and collection of fees for the tests. Otherwise, billing and collection would be the responsibility of the companies that purchase or license our products.

Code Assignment. In the United States, a third-party payor’s decisions regarding coverage and payment are driven, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors. The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA’s decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a covered benefit and, if so, whether it is reasonable and necessary for the treatment of illness and injury. Most third-party payors do not cover experimental services. Coverage determinations often are influenced by current standards of practice and clinical data, particular at the local level. The Centers for Medicare & Medicaid Services, or CMS, which is the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by the contractors, known as “carriers” and “fiscal intermediaries”, that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare’s coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare’s Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates through 2008. In addition, the law imposes a ceiling on fee schedule amounts. Currently, the ceiling for established tests is set at 74% of the median of all carrier fee schedule amounts for a particular test and 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the health-care system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

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

Prof. Zvi Bentwich, M.D., Deputy Chairman
Prof. Bentwich has served as our Chief Scientist since June 2002 until April 2009, and as Chairman and Deputy Chairman of our Scientific Advisory Board since 2003. He is a world-renowned authority in AIDS research and is considered one of the leaders and founders of the discipline of Clinical Immunology. Prof. Bentwich founded and headed Israel’s largest AIDS center. He is the author of more than 250 scientific publications and has been a member of leading editorial boards and professional bodies, including Chair of the Clinical Immunology Committee of the International Union of Immunological Societies, President of the Israeli Society of Clinical Immunology and Allergy and of the Israel Society of STD. He has been a professor of medicine at the Hebrew University since 1981, and a professor of virology and head of a new center for Infectious Diseases and AIDS at Ben-Gurion University of the Negev since 2004. Prof. Bentwich is the father of our founder and board member, Dr. Isaac Bentwich.

Prof. Michael Sela, Ph.D.
Prof. Sela, an Israel Prize laureate, was the President of the Weizmann Institute of Science from 1975 to 1985 and has served as Deputy Chairman of the Board of Governors of the Weizmann Institute since 1985. Prof. Sela is a member of Teva Pharmaceuticals’ board of directors and led the development efforts for Copaxone, Teva’s multiple sclerosis drug. He is a professor of immunology at the Weizmann Institute of Science and is the author of 19 patents. He has published more than 450 articles in leading scientific journals, including abstracts and book reviews.

Prof. Yinon Ben Nerya, M.D., Ph.D.
Prof. Ben-Nerya serves as Professor and Chair in the Department of Immunology, Hebrew University, Hadassah Medical School and as Visiting Professor, Department of Systems Biology, Harvard Medical School. Prof. Ben-Neriah is also a member of the European Cancer Forum (EMBO),  and Head of the Proteomics and Drug Design Program at Hebrew University Medical School.

Prof. Gideon Rechavi M.D., Ph.D.
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

Prof. Harvey I. Pass, M.D., Vice Chairman
Prof. Pass, is Professor of Cardiothoracic Surgery and Surgery, Director of Surgical Research, and Division Chief for Thoracic Surgery and Thoracic Oncology for the NYU School of Medicine. Prof. Pass received his undergraduate education from Johns Hopkins University and graduated from Duke University Medical School. He trained in Cardiothoracic Surgery at the Medical University of South Carolina in Charleston. He was a senior staff fellow in the Thoracic Oncology Section at the National Cancer Institute/NIH in Bethesda, Maryland from 1983 to 1986 and became Head of Thoracic Oncology at NCI from 1986 to 1996. Before moving to New York, he was Professor of Surgery and Oncology for Wayne State University and the Karmanos Cancer Institute. He is internationally recognized as an expert in the multidisciplinary management of lung cancer, mesothelioma, esophageal cancer, and the management of pulmonary metastases. He is known for his development of novel clinical trials for the treatment of thoracic malignancies as well as building a strong translational component to his programs with benchwork investigations. Dr. Pass has received the NIH Directors Award, the Presidents Award for Clinical Research at Karmanos Cancer Institute, and the Wagner Medal from the International Mesothelioma Interest Group. He is presently a Board Member of the International Association for the Study of Lung Cancer, the International Mesothelioma Interest Group, the Mesothelioma Foundation, and the Lung Cancer Alliance. Dr. Pass has been recognized as an America’s Top Doctor and Best Cancer Doctor by Castle Connoly’s Guide for the last seven years.

David Sidransky, M.D.
Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He is Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 300 peer-reviewed publications, and has contributed more than 40 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors, and presently is a director of ImClone. He is Chairman of Alfacell and serves on the Board of Directors of Xenomics. He is serving and has served on scientific advisory boards of MedImmune, Roche, Amgen and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In Addition, Dr. Sidransky served as Director of American Association for Cancer Research (AACR) from 2005 to 2008. Dr. Sidransky received his bachelor’s degree from Brandeis University and his medical degree from the Baylor College of Medicine.

Prof. Jack Baniel, M.D.
Dr. Baniel is an internationally renowned authority on testicular and bladder cancer. Currently, he is Professor of Urology and Acting Chief of the Urological Section at Rabin Medical Center and Deputy-Head of the Davidoff Comprehensive Cancer Center in Israel. Dr. Baniel is the author of numerous peer-reviewed papers in the field of Urological Oncology. As a member of the EORTC – GU Group, he is involved in clinical studies and the development of new medical technologies. Dr. Baniel trained in Urology at the Rabin Medical Center and Witwatersrand University in Johannesburg, South Africa. He was a Graduate Fellow in Urological Oncology at Indiana University.

Prof. Raphael Catane, M.D.
Dr. Catane is Professor and Chairman of the Division of Oncology at The Chaim Sheba Medical Center, Tel Hashomer, Israel. He is the author of more than 120 scholarly articles dealing with such matters as the central action of regitine on blood pressure and MR-guided focused surgery for the palliation of pain in patients with bone cancer. In addition, Dr. Çatane has written dozens of review articles, case reports and book chapters and is a member of the American Association of Cancer Research and many other leading professional societies involving oncology, radiotherapy and immunology. Previously, Dr. Catane was Director of Clinical Cancer Research at Bristol-Myers Squibb’s Pharmaceutical Research Institute, and Acting Head of the Sharett Institute of Oncology at the Hadassah University Hospital in Jerusalem, Israel. He was educated at Hadassah Medical School in Hebrew University.

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

C.  ORGANIZATIONAL STRUCTURE

Rosetta Genomics Ltd. is organized under the laws of the State of Israel and has a wholly owned subsidiary, Rosetta Genomics Inc., which is a Delaware corporation.

D.  PROPERTY, PLANTS AND EQUIPMENT

We currently rent approximately 11,550 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires in December 2010. Our wholly owned subsidiary, Rosetta Genomics Inc., rents approximately 4,000 square feet of office space in Jersey City, New Jersey under a lease that expires in March 2013, of which we sublet approximately 2,000 square feet under a sublease that expires in February 2013.  In addition, Rosetta Genomics Inc. rents approximately 6,233 square feet of laboratory space in Philadelphia, Pennsylvania under a lease that expires in December 2013. We believe that we will require additional space as our business grows, but expect that alternate facilities will be available on reasonable terms as and when needed.

ITEM 4.A UNRESOLVED STAFF COMMENTS

None.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A ..  Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Forward-Looking Statements,” “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report.

Overview

We are seeking to develop and commercialize new diagnostic products based on a recently discovered group of genes known as microRNAs. MicroRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in regulating protein production. Proteins control most biological processes and thus we believe that microRNAs as their regulators have the potential to form the basis of a novel class of diagnostic tests and therapies for many serious illnesses.

Since our inception in March 2000, we have generated significant losses. As of December 31, 2008, we had an accumulated deficit of $45 million. We have funded our operations to date primarily through proceeds received from the sale of equity securities to investors in the aggregate amount of approximately $61 million, including $30.2 million in gross proceeds from the sale of an aggregate of 4,312,500 ordinary shares at $7.00 per share in our initial public offering in March 2007. Net proceeds from the initial public offering after deducting underwriters’ discounts and expenses were approximately $26 million. We are a development-stage company, and as such, have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and raising capital. We have not achieved profitability and we expect to incur significant additional losses over the next several years. We expect our net losses to increase primarily due to research and development activities relating to our internal product development, collaborations, business development and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Our sources of potential funding for the next several years are expected to include our existing cash, cash equivalents, short and long term bank deposits and marketable securities of $15.7 million as of December 31, 2008, additional equity and/or debt financings, royalties, license and other fees, funded research and development payments, and milestone payments under existing and future collaborative arrangements.

Research and development expenses represented 56%, 58% and 59% of our total operating expenses for the years ended December 31, 2008, 2007 and 2006, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $8.7 million in research and development expenses for the year ended December 31, 2008 included payroll and related expenses, research materials and related expenses, costs associated with license fees and intellectual property-related costs.

On July 2008, through Rosetta Genomics Inc., we purchased all of the shares of Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory, for an aggregate purchase price of $2,900,000 (not including $207,000 of transaction expenses), consisting of $1,900,000 in cash and $1,000,000 of our ordinary shares, plus an additional $300,000 payable upon the achievement of certain milestones, which were not met.  Parkway remained an indirect wholly owned subsidiary until May  2009, when we sold Parkway for up to $2,500,000, to be paid as a fixed percentage of revenues over six years.

Financial Operations Overview

Reportable segments

We have two reportable segments related to continuing operations that commenced with the acquisition of Parkway Clinical Laboratories, Inc. in July 2008 until we sold Parkway in May 2009: The core technology division develops and commercializes molecular diagnostic products and the drug screening laboratory services division related to Parkway provides drug abuse and pre-employment drug testing services.

The segments are managed separately because each segment provides different laboratory services.

100% of our revenues derived from the drug screening laboratory services division.  Operating loss for the year ended December 2008, in an amount of $ 0.8 million and $ 14.1 million related to the drug screening laboratory services division and the core technology division, respectively.

Revenues

As of December 31, 2008, we have generated revenues in an amount of $1.5 million; all the revenues derive from the drug screening laboratory services segment related to parkway, which was sold in may 2009. Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues only in 2009.

Our ability to continue to operate is dependent on the completion of the development of our products, the ability to market and sell our products and additional financing until profitability is achieved; therefore we believe that we are still in the development stage.

Research and Development Expenses

We expense research and development costs as incurred. Our research and development expenses currently include costs of salaries and related expenses, activities related to intellectual property and licensing, tissue samples and other research materials, supplies, equipment depreciation, outsourced clinical and other research activities, consultants, utilities expenses and an allocation of corporate administrative costs. We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect and we will continue to initiate such studies in 2009. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expanse as incurred. We expect to continue to devote substantial resources to research and development, and as a result, we expect such expenses to increase substantially in the future.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses, and expenses related to travel, legal and general business development activities. As we continue to explore new collaborations to develop and commercialize diagnostic and therapeutic products based on microRNAs, we anticipate that these expenses will increase. We also expect an increase in marketing and business development expenses in 2009 following the launch of the first diagnostic products using our microRNA technology.

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

Financial Expenses (Income)

Financial expenses consist of interest and fees payable on outstanding loans from banks, gains related to the sale of investment in marketable securities. Financial income includes interest income, which interest is earned on deposits and marketable securities we maintain with banks and realized gains on marketable securities. In addition, financial expenses and income include expenses and income related to the impact of fluctuations in the exchange rate between the NIS and the U.S. dollar.

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

Revenue Recognition

Revenues from sales of Rosetta core technology products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" or "SAB No. 104", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

To the extent future obligations are included in a multi-element arrangement; revenue is recognized upon delivery, provided fair value for the elements exists. In multi-element arrangements that include future obligations, if fair value does not exist for all undelivered elements, revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established according to EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" or "EITF 00-21".

Royalties from licensing the right to use our products will be recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up-front advancements of royalties from licensing the right to use our products, which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where not all revenue recognition criteria is met. As of December 31, 2008, we have deferred revenue in an amount of $ 228,000.

Revenues from laboratory services are recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectability is reasonably assured. We primarily recognize revenue for services rendered upon completion of the testing process. Billing for services reimbursed by third-party payers are recorded as revenues net of allowance for differences between amounts billed and the estimated receipts from such payers. Adjustments to the estimated receipts, based on final settlement with the third-party payers, are recorded upon settlement. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period.

As of December 31, 2008, we had recognized $1,511,000 as revenues from the drug screening laboratory services division.

Accounting for Stock-Based Compensation

We accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment” or "SFAS No. 123(R)". SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, that approximately 94.62% of our options will actually vest, and therefore have applied an annual forfeiture rate of 5.38% to all options that are not vested as of December 31, 2008. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of the Company's stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2008 and 2007 was between 75%-85% and between 85%-90%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company's options. The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company's stock options.

We apply SFAS No. 123(R) and EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

Our net loss includes stock-based compensation costs in the amount of $1.08 million, $1.035 million and $943,000 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, the total amount of unrecognized stock-based compensation expense was $1,949,000, which will be recognized over a weighted average period of 2.82 years.

In connection with options granted to non-employees for services during the years ended December 31, 2008, 2007 and 2006 and our determination of the fair value of our ordinary shares, we have recorded stock-based compensation expense of approximately  $70,000, $155,000 and $128,000 and, respectively, which represents the fair value of non-employee grants. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2008, 2007 and 2006 may not be indicative of future compensation charges.

Goodwill

Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, or SFAS 142, goodwill acquired in a business combination is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment at least annually and between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of each reporting units with its carrying value.

Our reporting units for purposes of the impairment test are our two operating segments, the core technology, and drug screening laboratory services. We compare the fair value of each reporting unit to its carrying value, including goodwill. We estimate the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge.

As of December 31, 2008, the net book value of  goodwill was $2.8 million. In accordance with SFAS 142, we performed an annual assessment of goodwill impairment as of December 31, 2008 for the laboratory services segment. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies our recent operating results and the determination in 2008 that goodwill have been impaired. We performed the impairment analysis based on estimated discounted future cash flow. As a result of this analysis, we determined that goodwill impairment related to the laboratory services had occurred and recognized a non-cash impairment charge of $850,000.

Intangible Assets

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Impairment of Long-Lived Assets

The long-lived assets of us and of our subsidiaries and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" or "SFAS No. 144", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008 and 2007, no impairment losses have been identified.

Convertible Notes

On September 24, 2008, we signed a convertible note agreement with certain private investors in order to provide separate funding for Rosetta Green. Under this agreement, the investors may purchase convertible notes in an amount up to $ 2.5 million. To date, the investors have invested a total amount of $1,500,000, in two tranches. Once we establish Rosetta Green Ltd., the convertible notes we issued to the investors will convert into a number of Rosetta Green Ltd. ordinary shares as is obtained by dividing the principal amount of the note by a price per share reflecting a fully-diluted pre-money valuation equal to $5,000,000. If Rosetta Green Ltd. is not established within 24 months as of the initial closing, which took place on or about September 24, 2008, or if the Rosetta’s Board resolves not to establish Rosetta Green, the notes will convert into our ordinary shares at a price per share equal to the average of the closing prices over the five consecutive trading days ending on the last trading day prior to the date of conversion, provided that such conversion price shall not be lower than $2.00 per share. We plan to establish the green energy project during 2010. Please see “Item 4. Information on the Company — B. Business Overview — Rosetta Green” for a description of this project.

Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" or "EITF 00-19". The Company has also considered Statements of Financial Accounting Standard No.133, "Accounting for Derivatives, Instruments and Hedging Activities" or "SFAS 133", APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" and EITF 05-2 "The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19", We, where applicable, recorded an embedded derivative instrument classified as a liability.

Recently Issued Accounting Standards

In November 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property."

Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a "virtual joint venture"). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election.

EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of EITF 07-1 could have on the Company's financial statement.

In December 2007, the FASB issued SFAS 141(R), ''Business Combinations'' or "SFAS 141(R)''. This Statement replaces SFAS No. 141, ''Business Combinations'', and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

A.   OPERATING RESULTS

Years Ended December 31, 2008 and 2007

Revenues. As of December 31, 2008, we had recognized $1,511,000 as revenues, all of which are related to the drug screening laboratory services segment, which was sold in May 2009. Accordingly, we do not expect any further revenues from this segment after May 2009. We expect the first diagnostic products applying our microRNA technology that were launched in late 2008 to start generating revenues in 2009.

Research and development expense, net. Research and development expenses were $8.7 million for the year ended December 31, 2008, including $288,000 of non-cash stock-based compensation, as compared to $6.4 million for the year ended December 31, 2007, which included $260,000 of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2008 increased as we made progress with our proprietary diagnostic pipeline, and as a result of an increase in costs related to salaries due to an increase in employees, and expenses related to the opening of our new laboratory. We expect research and development expenses to increase in 2009 as we add more products to our pipeline.

Marketing and business development expenses. Marketing and business development expenses were $2.4 million for the year ended December 31, 2008, including $239,000 of non-cash stock-based compensation, as compared to $1.7 million for the year ended December 31, 2007, including $225,000 of non-cash stock-based compensation. This increase resulted primarily from marketing expenses related to the launch of the new products at the end of 2008. We expect marketing and business development expenses to increase in 2009 as we search for distributors and partners and in preparation for the launch of additional products.

General and administrative expenses. General and administrative expenses were $3.7 million for the year ended December 31, 2008, including $481,000 of non-cash stock-based compensation, as compared to $2.9 million for the year ended December 31, 2007, which included $550,000 of non-cash stock-based compensation. This increase resulted primarily from costs associated with the acquisition of Parkway in addition to an increase in expenses to operate as a public company.

Financial expenses (income), net. Net financial income was $5.5 million for the year ended December 31, 2008, as compared to net financial expense of $3.6 million for the year ended December 31, 2007.  Financial income in 2008 included gain of  $5.6 million related to the sale of the ARS. Financial expenses in 2007 included $5 million impairment charge of marketable securities offset by $1.4 million derived from interest income on bank deposits and realized income from marketable securities.

Years Ended December 31, 2007 and 2006

Revenues. As of December 31, 2007, we had not recognized any revenues.

Research and development expense, net. Research and development expenses were $6.4 million for the year ended December 31, 2007, including $260,000 of non-cash stock-based compensation, as compared to $4.8 million for the year ended December 31, 2006, which included $247,000 of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2007 increased as we made progress with our proprietary diagnostic pipeline,  and as a result of an increase in costs related to salaries and related expenses for the hiring of additional research and development personnel, the filing, prosecution and maintenance of our intellectual property portfolio, and license fees.

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

General and administrative expenses. General and administrative expenses were $2.9 million for the year ended December 31, 2007, including $550,000 of non-cash stock-based compensation, as compared to $1.9 million for the year ended December 31, 2006, which included $696,000 of non-cash deferred stock-based compensation. This increase resulted primarily from an increase in costs relating to our operation as a public company.

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

B.   LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2008, we had an accumulated deficit of $45 million. We have funded our operations primarily through the proceeds from the sales of our equity securities. Through December 31, 2008, we had received aggregate gross proceeds of approximately $60.7 million from the sales of our equity securities. As of December 31, 2008, we had cash, cash equivalents, short-term bank deposit and marketable securities of $15.7 million, compared to $24.3 million as of December 31, 2007.

As of December 31, 2007, we had $7.4 million of principal invested in Auction Rate Securities, or ARS, ranked AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS had experienced multiple failed auctions due to a lack of liquidity in the market for these securities, we revalued our ARS portfolio. As a result, we recorded an impairment charge of $5.0 million in our statement of operations to reflect other than temporary decline in the value of the investment in ARS. During 2008, we recorded an additional impairment of $631,000 related to the ARS.

During the fourth quarter of 2008, we received $7.4 million from the repurchase of the ARS following an unexpected offer to settle the ARS and recorded gain in the amount of $5.6 million upon receiving the funds.

On April 10, 2009, we entered into a stock purchase agreement with Prometheus Laboratories, pursuant to which on April 27, 2009, Prometheus purchased 2,000,000 of our ordinary shares at a price of $ 4.00 per share in a private placement transaction, resulting in gross proceeds of $8 million to us.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities was $12 million in 2008, compared to $8 million in 2007 and $6.4 million in 2006. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. The increase in the net cash used for operating activities between the years was primarily the result of the reversal of impairment of the ARS securities of $5.6 million.

Net cash used in investing activities. Net cash provided from investing activities was $12.1 million in 2008, compared to net cash used in investing activities of $11.1 million in 2007 and $5.6 million in 2006. Net cash used in investing activities in 2007 and 2006 consisted primarily of investment of our cash in short terms bank deposits and marketable securities and the purchase of property and equipment. Net cash provided from investing activities in 2008 is primarily from sales of marketable securities, including the ARS, offset by the purchase of Parkway in July 2008.

Net cash provided by financing activities. Net cash provided by financing activities was $689,000 in 2008, compared to $27.3 million in 2007 and $12.3 million in 2006. In 2008, net cash provided from financing activities consisted primarily from proceeds from the issuance of convertible loan. The principal sources of net cash provided by financing activities in 2007 was net proceeds from the sale and issuance of equity securities, including our initial public offering, and proceeds from the exercise of warrants. The principal sources of net cash provided by financing activities in 2006 was net proceeds from the sale and issuance of equity securities, and proceeds from the exercise of warrants.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, as described above, we expect to incur increasing research and development expenses, marketing and business development expenses and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, cash equivalents, short term bank deposits and marketable securities, and funding we expect to receive under our current collaboration and license agreements will be sufficient to fund our operations through at least the first quarter of 2011. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

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

•	or pursue merger or acquisition strategies.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $8.7 million, $6.4 million and $4.8 million, in the years ended December 31, 2008, 2007 and 2006, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D.   TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E.   OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2008. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

	Total	2009	2010	2011	2012	2013	Thereafter
	(In thousands)
Operating and capital lease obligations	$2,756	$985	$750	$403	$372	$246	$-
Other long-term liabilities	$4,977	$150	$189	$228	$253	$253	$3,904

* Under our license agreements as of December 31, 2008, we are obligated to pay an aggregate amount of approximately $253,000 annually after 2013 and until 2022, $190,000 annually after 2022 and until 2029 and $100,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2013 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

The above table does not include obligations for accrued severance pay, which as of December 31, 2008 was $520,000, of which $131,000 was funded through deposits into severance pay funds, leaving a net obligation of $389,000.  In addition, the table does not include obligations for convertible notes on the amount of $750,000 as of December 31, 2008 and $1,500,000 as of to date.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Amir Avniel	36	Chief Executive Officer and President
Ronen Tamir	42	Chief Commercialization Officer
Dalia Cohen, Ph.D.	57	Chief Scientific Officer
Ranit Aharonov, Ph.D.	39	Executive Vice President, R&D, Head of Computational Biology
Ayelet Chajut, Ph.D.	46	Executive Vice President, R&D, Head of Molecular Biology
Limor Zur-Stoller	40	Vice President Finance
Tami Fishman Jutkowitz	33	General Counsel
Yoav Chelouche(2)(3)	55	Chairman of the Board
Isaac Bentwich, M.D.	47	Director
Prof. Moshe Many, M.D.(1)	80	Director
Simcha Sadan, Ph.D.	68	Director
Joshua Rosensweig, Ph.D.	56	Director
Gerald Dogon(1)(2)(3)	69	External Director
Tali Yaron-Eldar(1)	45	External Director

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

Ronen Tamir has served as our Chief Commercialization Officer since September 2008. Mr. Tamir joined us in December 2007 and held the position of Vice President, Marketing and Communication until September 2008. Prior to joining us, he was Vice President, Investor Relations for North America at Novartis AG. While Mr. Tamir was at Novartis, Novartis significantly increased its North American shareholder base and his team won numerous awards, including the “Best European IR Team in North America for 2005” by IR magazine, the “Silver Anvil” award by the Public Relations Society of America, and the “Big Apple - Best of the Best” award by the Institution of Public Relations, for an investor relations campaign in 2006. Prior to joining Novartis in 2004, Mr. Tamir held several key positions at Serono, including Director of Business Intelligence for North America and Global Product Manager, Neurology, in Geneva, Switzerland, where he oversaw the global launch of Rebif, the leading therapy for Multiple Sclerosis. In addition, Mr. Tamir was the Regional Product Manager for Neurology and Metabolism for Serono’s Intercontinental Business Operations. Ronen holds a degree in Biology from Bar-Ilan University in Israel and an MBA from Warwick Business School in the UK.

Dalia Cohen, Ph.D. has served as our Chief Scientific Officer since February 2008. Dr. Cohen joined us in August 2006 and held the position of Executive Vice President, Global Head of Research and Development until February 2008. Prior to joining us, Dr. Cohen served in several executive positions at Novartis AG. From May 2005 to June 2006, Dr. Cohen served as Vice President and Global Head for Strategic and Enabling Technologies and Molecular Medicine, at the Novartis Institute for Biomedical Research. From October 1998 to April 2005, Dr. Cohen established and served as Vice President and Global Head of the Functional Genomics Department at the Novartis Institute for Biomedical Research. From 1997 to 1998, Dr. Cohen served as Executive Director and Senior Expert of Molecular and Cellular Biology at Novartis Pharma Research. From 1992 to 1996, Dr. Cohen was a Research Fellow in the Oncology Department at Sandoz Pharmaceutical Corporation, and from 1986 to 1992, Dr. Cohen was a Research Associate in the Department of Molecular Pharmacology at the Albert Einstein College of Medicine. In addition, Dr. Cohen is an Adjunct Professor at the University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School. Dr. Cohen received her Ph.D. in Cell Biology from the Faculty of Medicine at Technion, Israel Institution of Technology and has published more than 70 scientific articles.

Ranit Aharonov, Ph.D. has served as our Executive Vice President, R&D, Head of Computational Biology since February 2008. Dr. Aharonov joined us in March 2003 and previously held other positions, including Executive Vice President of IP and Computational Biology, Vice President of Research and Product Strategy, Vice President, Research and Director, Algorithms. Prior to joining us, from October 1998 until September 2002, Dr. Aharonov taught Neural Computation-related courses at the Hebrew University of Jerusalem. She is the author of nine papers published in peer reviewed journals and the co-author of 31 patent applications, and was an adjunct lecturer in Neural Network Theory and Applications at the Brain Science Institute of Bar-Ilan University. Dr. Aharonov earned her Ph.D. in Neural Computation from the Hebrew University in Jerusalem.

Ayelet Chajut, Ph.D. has served as our Executive Vice President, R&D, Head of Molecular Biology since February 2008. Dr. Chajut joined us on June 2006 and previously held several positions including Vice President of Genomics and Vice President of Diagnostics .. Prior to joining us, from February 1999 until May 2005, Dr. Chajut held different positions at Quark Biotech, Inc., including Vice President of Research from March 2003 until May 2005. Dr. Chajut continued to serve as a general consultant to Quark Biotech, Inc. from May 2005 until December 2005. From May 2005 until April 2006, Dr. Chajut was the Director of Research and Development at Quantomix. She is the author of ten papers published in peer reviewed journals and the co-author of 4 patent applications. Dr. Chajut earned her Ph.D. in Molecular Biology of Lenti-viruses from the Department of Human Microbiology, Tel-Aviv University and did her Post Doctoral studies from 1994 through 1997 in the Department of Cell Research and Immunology, Faculty of Life Sciences, Tel-Aviv University.

Limor Zur-Stoller has served as our Vice President of Finance since November 2008. Prior to joining us, Ms. Zur-Stoller  served as GammaCan International Inc.'s Chief Financial Officer from March 2008 until November 2008. From November 2001 until March 2008, Ms. Zur-Stoller worked at RadView Software Ltd., including as Vice President of Finance (August 2006 - March 2008). Director of Finance (July 2004 - August 2006) and Controller (November 2001 -July 2004).  From December 1997 until June 2001, Ms. Zur-Stoller served as the International Controller at Check Point Software Technologies Ltd.  From June 1994 until December 1997, Ms. Zur-Stoller was an auditor with the accounting firm of Deloitte Brightman Almagor, a member of Deloitte Touche Tohmatsu.  Ms. Zur-Stoller received a B.A. in accounting and economics from Tel Aviv University and an M.B.A. in finance and accounting from The College of Management in Israel and is a Certified Public Accountant.

Tami Fishman Jutkowitz has served as our General Counsel since February 2006. Previous to joining us, she served as legal counsel to Applied Materials Inc, the Israeli subsidiary of Applied Materials Inc. from December 2004 until February 2006. From August 2000 until December 2004, Ms. Jutkowitz was an associate in the law firm Tulchinski Stern and Co.  Ms. Jutkowitz has an LLB in law studies from the Bar Ilan University and an M.B.A. in finance from the Bar Ilan University.

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

Isaac Bentwich, M.D., our founder, has been a member of our board of directors since our inception in 2000. He also served as our Chief Executive Officer from inception to May 2005, as the Chairman of our board of directors from inception to April 2006 and as our Chief Architect from May 2005 to May 2009. Dr. Bentwich is a physician by training and an entrepreneur. Prior to founding Rosetta Genomics, Dr. Bentwich was Executive Vice President of Physician’s Solutions at HBOC, now a part of McKesson Corporation, a healthcare services company. Dr. Bentwich joined HBOC in 1995, when it acquired Pegasus Medical Ltd., an Israeli medical-informatics company he founded and led. He is the co-author of 45 patent applications. Dr. Bentwich holds an M.D. from Ben-Gurion University of the Negev.

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

Simcha Sadan, Ph.D. has served as a member of our board of directors since December 2006. Dr. Sadan has been serving as the Chairman of the Board of Club Hotel Europe Ltd. and of Premier Club Ltd. Dr. Sadan has also served as an alternate director at several public companies, such as, Shaniv Household Paper Industry Limited, Haribua Hakachol, Telkoor Telecom Ltd. and others. Dr. Sadan also held different executive and consultancy positions and was also a member of governmental and professional committees. Dr. Sadan had been a member of the Faculty of Management at Tel Aviv University. Dr. Sadan holds a Ph.D. in Business Administration from the University of California, Berkeley, M.B.A. majoring in accounting and finance and B.A in Economics and Statistics from the Hebrew University and an L.L.B. from the Faculty of Law at Tel-Aviv University.

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

Gerald Dogon has served as a member of our board of directors since February 2007. Since December 2007, Mr. Dogon has served as a member of the board of directors of Fundtech Ltd. and also serves as member of its Audit and Nominating Committees. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and from November 1997 until December 1999, he served as a director of DSPC Inc. Mr. Gerald holds a B.A. in Economics from the University of Cape Town.

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

The aggregate direct compensation we paid to our executive officers as a group (nine persons) for the year ended December 31, 2008 was approximately $1,422,000 of which approximately $105,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We also paid one-time bonuses to five of our executive officers in the aggregate amount of $209,000 upon performance during 2008. During 2008 we paid $221,000 direct compensation to Dr. Isaac Bentwich, our founder and a member of our board of directors, of which approximately $24,080 was set aside or accrued to provide for pension, retirement, severance or similar benefits.

We paid an aggregate of $109,300 in direct compensation to our directors other than our Chairman, Yoav Chelouche, for their services as directors for the year ended December 31, 2008. We paid $84,000 to Mr. Chelouche in 2008 for services rendered in 2008 as the Chairman of our board of directors. We have entered into an agreement with Yoav Chelouche to serve as Chairman of our board of directors. Under this agreement, Mr. Chelouche receives a monthly retainer fee of $7,000, as well as options to purchase our ordinary shares. Each of our non-executive directors, other than Mr. Chelouche and Dr. Bentwich, receives an annual fee of $10,000. An additional annual fee of $10,000 is paid to each non-executive director for serving on one of our committees.

As of June 1, 2009, there were outstanding options to purchase 879,182 ordinary shares that were granted to 14 of our directors and officers, at a weighted average exercise price of $3.92 per share.

C.  BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as independent directors, the audit committee and the internal auditor. These matters are in addition to the requirements of The NASDAQ Global Market and other relevant provisions of U.S. securities laws. Under The NASDAQ Global Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ Global Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, NASDAQ Global Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our audit committee and our other committees. In addition, under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), we are required to appoint at least two external directors, and this appointment must be confirmed by our shareholders no later than three months after the closing of an initial public offering. We have appointed Gerald Gogon and Tali Yaron-Eldar as our external directors, each of whom is also independent under the rules of The NASDAQ Global Market. The appointment of Mr. Dogon and Ms. Yaron-Eldar was confirmed by our shareholders at an extraordinary general meeting held on May 30, 2007.

Board of Directors

Our board of directors currently consists of eight directors, including two external directors. Certain of our current directors were appointed by certain of our shareholders or by our founding shareholders pursuant to board appointment rights granted to such shareholders in connection with their purchase of our shares. These rights terminated after the initial public offering, and from now on, our directors, apart from the external directors, will be elected by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. Our articles of association provide that we may have no less than two and up to 11 directors.

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

In accordance with our amended and restated articles of association, our board of directors, apart from our external directors, are divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I director is Yoav Chelouche, and his term expires at the annual general meeting of shareholders to be held in 2011;

•	the Class II directors are Dr. Simcha Sadan, and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2009; and

•	the Class III directors are Prof. Moshe Many and Dr. Isaac Bentwich, and their terms expire at the annual general meeting of shareholders to be held in 2010.

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

The term “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

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

An amendment to the Companies Law in January 2006 provides that a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. In determining the number directors required to have such expertise, the members of the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The board of directors has determined that our company requires at least one director with the requisite accounting and financial expertise, who is Mr. Dogon, and that both of our external directors possess the requisite professional qualifications.

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

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors is required to include at least one external director and our audit committee is required to include all of the external directors. An external director is entitled to compensation only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

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

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the goals and objectives of our incentive compensation plans and monitors the results against the approved goals and objectives. The compensation committee operates under a written compensation committee charter, a copy of which is available on the “Corporate Governance” section of our website. The members of our compensation committee are Yoav Chelouche (Chairman) Tali Yaron Eldar and Gerald Dogon. Our board of directors has determined that both members of our compensation committee are independent under the applicable NASDAQ Global Market rules.

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

Under the Companies Law, the nominations for director are generally made by our directors but may be made by one or more of our shareholders. However, any shareholder or shareholders holding at least 5% of the voting rights in our issued share capital may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to our secretary and each such notice sets forth all the details and information as required to be provided under our articles of association.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfend as our internal auditor.  The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. The internal auditor also can not be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her opportunity to present his or her case to the board and to the audit committee.

Approval of Specified Related Party Transactions Under Israeli Law

See Item 10.B – "Memorandum and Articles of Association — Fiduciary Duties of Office Holders", "– Disclosure of Personal Interests of an Office Holder" and "—Transactions Requiring Special Approval" for a discussion of the requirements of Israeli law regarding the fiduciary duties of the office holders of the Company, including directors and executive officers, and their duties to disclose any personal interest that such person may have and all related material information known to him or her relating to any existing or proposed transaction by the company, as well as transactions that require special approval.

D.  EMPLOYEES

As of December 31, 2008, 2007 and 2006, we had 111, 70 and 41 full-time employees, respectively. Of the 111 full-time employees as of December 31, 2008, 57 were engaged in research and development and 54 were engaged in management, administration, business development, marketing and finance. Of the 111 full-time employees as of December 31, 2008, 42 were located in the United States and 69 were located in Israel.

The Israeli labor law governs the length of the workday, minimum daily wages for workers, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Severance pay may be funded by Managers’ Insurance described below. The payments to Managers’ Insurance on account of severance pay amount to approximately 8.33% of the employee’s wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 17.4% of the wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.4%.

We contribute funds on behalf of all our employees (typically following a trial period of three months) to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the payment of severance pay, if legally required, upon termination of employment. We decide whether each employee is entitled to participate in the plan and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we, the employer, contribute between 13.3% and 15.8% of his or her salary.

We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.  SHARE OWNERSHIP

The following table sets forth, as of June 1, 2009, the number of our ordinary shares beneficially owned by (i) each of our directors and executive officers and (ii) our directors and executive officers as a group. The information in this table is based on 14,174,443 ordinary shares outstanding as of June 1, 2009. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of June 1, 2009 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Amir Avniel (1)	143,812	1.0%
Ronen Tamir (2)	44,540	*
Dalia Cohen, Ph.D.(3)	18,730	*
Ranit Aharonov, Ph.D. (4)	34,645	*
Ayelet Chajut, Ph.D.(5)	18,781	*
Limor Zur-Stoller	-	*
Tami Fishman Jutkowitz (6)	10,498	*
Yoav Chelouche (7)	199,360	1.4%
Isaac Bentwich, M.D. (8)	1,655,401	11.7%
Prof. Moshe Many, M.D. (9)	46,522	*
Simcha Sadan, Ph.D. (10)	59,195	*
Joshua Rosensweig.(11)	157,849	1.1%
Gerald Dogon (12)	9,510	*
Tali Yaron-Eldar (13)	9,510	*
Directors and executive officers as a group (14 persons) (14)	2,408,253	16.4%

*	Represents beneficial ownership of less than 1% of ordinary shares.

(1)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 75,336 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2013), 1,429 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 37,668 ordinary shares (which have an exercise price of $0.00 per share and expire in December 2014),  829 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015) and 28,550 ordinary shares (which have an exercise price of $5.68  per share and expire in September 2016).

(2)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 44,540  ordinary shares (which have an exercise price of $5.45 per share and expire in December 2017),

(3)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2008 to purchase 18,730 ordinary shares (which have an exercise price of $6.59 per share and expire in August 2016).

(4)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 3,516 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2013), 251 ordinary shares (which have an exercise price of $0.00 per share and expire in January 2014), 1,308 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 4,771 ordinary shares (which have an exercise price of $0.00 per share and expire in December 2014), 659 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), 16,265 ordinary shares (which have an exercise price of $3.50 per share and expire in January 2016) and 7,875 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018).

(5)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 5,650 ordinary shares (which have an exercise price of $4.37 per share and expire in June 2016), 1,256 ordinary shares (which have an exercise price of $4.37 per share and expire in January 2017), 11,875 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018),

(6)
Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 6,123 ordinary shares (which have an exercise price of $3.50 per share and expire in April 2016) and 4,375 ordinary shares (which have an exercise price of $4.7 per share and expire in July 2018).

(7)
Consists of (i) 17,137 ordinary shares held by Yunsan Ltd., a company controlled by Mr. Chelouche, the chairman of our board of directors, (ii) 14,228 ordinary shares and (iii) options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 10,288 ordinary shares (which have an exercise price of $0.00 per share and expire in April 2012) and 157,707 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016).

(8)
Consists of (i) 1,105,870 ordinary shares directly owned by Dr. Bentwich, (ii) 549,531 ordinary shares held by Harmonia 2000. Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000.

(9)
Consists of (i) 26,932 ordinary shares held by Prof. Many and (ii) options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 12,682 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(10)
Consists of (i) 4,923 ordinary shares held by Dr. Sadan, (ii) 43,705 ordinary shares held by SMB Ltd., a company controlled by Dr. Sadan and (iii) options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 10,567 ordinary shares (which have an exercise price of $6.03 per share and expire in January 2017).

(11)
Consists of (i) 138,259 ordinary shares held by Dr. Rosensweig, (ii) options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 12,682 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(12)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 9,510 ordinary shares (which have an exercise price of $8.8 per share and expire in March 2017).

(13)	Consists of options currently exercisable or exercisable within 60 days of June 1, 2009 to purchase 9,510 ordinary shares (which have an exercise price of $8.8 per share and expire in March 2017).

(14)	See notes 1 through 13 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 321,773 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of June 1, 2009, options to purchase 321,375 ordinary shares have been granted and are still outstanding under the 2003 Plan and 241,450 shares have been issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 500,000 shares under the 2006 Plan.  As of June 1, 2009, there were 199,075 shares available for grant under the 2006 Plan, 8,164 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 1,148,761 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its corresponding sub-plans for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table sets forth, as of June 1, 2009, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information in this table is based on 14,174,443 ordinary shares outstanding as of June 1, 2009. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of June 1, 2009 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned(5)	Percentage of Outstanding Ordinary Shares
Prometheus Laboratories Inc. (2)	2,000,000	14.1%
Isaac Bentwich, M.D. (3)	1,655,401	11.7%
Far West Capital Management (4)	855,650	6.0%

(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.
(2)	Based solely on a Schedule 13G filed by Prometheus with the SEC on May 4, 2009. Prometheus’ address is 9410 Carroll Park Drive, San Diego, California 92121.
(3)
Consists of (i) 1,105,870 ordinary shares directly owned by Dr. Bentwich, (ii) 549,531 ordinary shares held by Harmonia 2000. Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000.

(4)	Based solely on a Schedule 13G filed by Far West Capital Management with the SEC on May 18, 2009. Far West capital Management’s address is 4749 Nicasio Valley Road, Nicasio, California 94946.
(5)
Our ordinary shares are traded on the NASDAQ Global Market in the United State. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major shareholders:

Name of Beneficial Owner	Percentage of Outstanding Ordinary Shares Owned as of March 31, 2007	Percentage of Outstanding Ordinary Shares Owned as of June 1, 2008	Percentage of Outstanding Ordinary Shares Owned as of June 1, 2009
Amir Avniel	5.5%	5.6%	1.0%
Isaac Bentwich, M.D.	16.0%	15.9%	11.7%
Highbridge International LLC (1)	6.5%	6.7%	-
Entities and Persons affiliated with Davidson Kempner Partners (2)	-	5.3%	-
Prometheus Laboratories Inc. (3)	-	-	14.1%
Far West Capital Management (4)	-	-	6.0%

(1)	Based solely on (i) a Schedule 13G filed with the SEC on March 5, 2007 and (ii) a Schedule 13G/A filed with the SEC on January 30, 2008.
(2)	Based solely on (i) a Schedule 13G filed with the SEC on January 17, 2008 and (ii) a Schedule 13G/A filed with the SEC on February 17, 2009.
(3)	Based solely on a Schedule 13G filed with the SEC on May 4, 2009.
(4)	Based solely on a Schedule 13G filed with the SEC on May 18, 2009.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of June 1, 2009, our officers and directors as a group beneficially owned 2,408,253 ordinary shares, or 16.4% of the then outstanding ordinary shares.

B.  RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these related party transactions entered into since January 1, 2008 below:

Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd.

On December 24, 2008, we entered into an Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd. Prof. Moshe Many, M.D., Ph.D., one of our directors has served as Chairman of the Research and Development Committee of Teva’s board of directors since 1991.  Please see “Item 4. Information on the Company — B. Business Overview — Collaborations and Partnerships” for a description of this agreement.

Consulting Agreement with a Related Party

In April 2007, we entered into a consulting agreement with Prof. Moshe Hod, the brother of Nathan Hod, a member of our board of directors until December 18, 2008, for a monthly fee of $10,000. In 2008, we paid Prof. Hod $ 140,000 under this agreement.

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

C.  INTERESTS OF EXPERTS AND COUNSEL

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

B.  SIGNIFICANT CHANGES

See “Note 18.  Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

Our ordinary shares began trading on The NASDAQ Global Market on February 27, 2007 under the symbol “ROSG.” Prior to that time, there was no established public trading market for our ordinary shares. The high and low sales prices per share of our ordinary shares on The NASDAQ Global Market for the periods indicated are set forth below:

	High	Low
Year Ended
December 31, 2007	$10.33	$4.75
December 31, 2008	$6.25	$1.08

Quarter Ended
March 31, 2007	$10.33	$6.20
June 30, 2007	$8.94	$6.30
September 30, 2007	$7.90	$4.95
December 31, 2007	$7.00	$4.75
March 31, 2008	$6.25	$3.41
June 30, 2008	$5.44	$4.00
September 30, 2008	$5.07	$2.46
December 31, 2008	$3.00	$1.08
March 31, 2009	$3.80	$1.18

Month Ended
December 31, 2008	$2.51	$1.08
January 31, 2009	$3.11	$1.18
February 28, 2009	$3.80	$2.47
March 31, 2009	$3.07	$2.04
April 30, 2009	$3.80	$2.69
May 31, 2009	$3.60	$2.91

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

Fiduciary Duties of Office Holders

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

Each person listed in the table under “Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management” is an office holder.

Disclosure of Personal Interests of an Officer Holder

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of a company’s outstanding shares or voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company.  The Companies Law defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

Transactions Requiring Special Approval

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, between the company and that office holder, or a third party in which the office holder has a personal interest, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the company. Exculpation, indemnification, insurance or compensation of a director would generally require shareholder approval. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee also has a personal interest in the transaction. If a majority of the directors has a personal interest in a transaction, shareholder approval is also required.

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must satisfy either of the following criteria:

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

Directors’ Compensation

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Arrangements as to compensation of directors, as well as indemnification and insurance of directors, also generally require audit committee approval, before board approval, and shareholder approval.  Our compensation committee generally is required to approve the compensation of office holders.

Directors Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our articles of association.

Rights Attached to Our Shares

Dividend Rights. Our articles of association provide that our board of directors may, subject to the applicable provisions of the Companies Law, from time to time, declare such dividend as may appear to the board of directors to be justified by the profits of the Company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power at the general meeting of shareholders, in person or by proxy, have the power to elect all the directors whose positions are being filled at that meeting to the exclusion of the remaining shareholders. However, external directors are elected by a majority vote at a shareholders’ meeting, on the condition that either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder or class vote and any shareholder who, pursuant to the company’s articles of association has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness.

Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, one fourth of the nominated directors, one or more shareholders having at least 5% of outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairperson of the board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

Limitation on Owning Securities

The ownership of our ordinary shares by nonresidents of Israel is not restricted in any way by our memorandum of association and articles of association or the laws of the State of Israel, except for citizens of countries, which are in a state of war with Israel, who may not be recognized as owners of our ordinary shares.

Mergers and Acquisitions and Tender Offers under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

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

If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If the shareholders who declined or do not respond to the tender offer hold 5% or less of the company’s outstanding share capital or class of shares, all the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the tendered shareholders may seek to alter the consideration by court order.

C.  MATERIAL CONTRACTS

Please see “Item 4. Information on the Company — B. Business Overview — Collaborations and Partnerships” and “Item 4. Information on the Company — B. Business Overview — Our Intellectual Property Strategy and Position — In-Licensed Intellectual Property” for a discussion of our material strategic alliances and research and license agreements. Please see “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions” for a discussion of other material contracts entered into other than in the ordinary course of business.

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

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27% for the 2008 tax year and 26% for the 2009 year tax. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter.  Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, industrial companies, as defined under the law, are entitled to the following tax benefits, among others:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•	Deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market.

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

Special Provisions Relating to Taxation under Inflationary Conditions

According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status. This limitation does not apply to the exemption period.

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

If we qualify as a “Foreign Investors’ Company” or “FIC”, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more. The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

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

The amendment to the Investments Law, which was published on April 1, 2005 (the “Amendment”), has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment which meets all the conditions set out in the Amendment for tax benefits and exceeds a minimum amount specified in the Law. Such investment allows the company to receive a “Benefited Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain amount or certain percentage of the value of the company’s production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the reduced rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%.

The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

As of December 31, 2008 the Company did not generate income under any of the above mentioned laws.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material effect on the Company.

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

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, or broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our shares in exchange for services.

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

Dividends

A U.S. holder will be required to take into account as dividends any distributions with respect to our ordinary shares made out of our current or accumulated earnings and profits. The dividends received deduction will not be available to a U.S. holder that is taxed as a corporation. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains, if certain holding period and other conditions are satisfied, through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. Dividends will generally be from a non-U.S. source and treated as “passive income” for U.S. foreign tax credit purposes.

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

Credit for Foreign Taxes Paid or Withheld

Payments to U.S. holders as dividends or consideration for ordinary shares may in some circumstances be subject to Israeli withholding taxes. See “Israeli Tax Considerations and Government Programs” above. Generally, such withholding taxes in lieu of Israeli income taxes imposed on such transactions are creditable against the U.S. holder’s U.S. tax liability, subject to numerous U.S. foreign tax credit limitations, including additional limitations in the case of qualified dividends eligible for the maximum rate accorded to capital gains. A corporate U.S. holder may also be eligible for an “indirect” foreign tax credit on dividends to take account of certain Israeli taxes we previously paid to Israel.  A U.S. holder should consult its own independent tax advisor regarding use of the U.S. foreign tax credit and its limitations. A U.S. holder (except an individual who does not itemize deductions) may elect to take a deduction rather than a credit for foreign taxes paid.

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

Passive Foreign Investment Company

We were a passive foreign investment company, or PFIC for the years ended December 31, 2006 and 2007. We believe that we should not be treated as a PFIC for 2008. We nevertheless recognize that there are significant areas of uncertainty in the PFIC rules, and the IRS may not agree with our belief. We are a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we are a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

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

If a U.S. holder has made a QEF election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above, nor will denial of a basis step-up at death described above apply. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as capital gain, regardless of whether such earnings or gain have in fact been distributed. Undistributed income is subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. Where earnings and profits that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of a U.S. shareholder’s shares in a QEF is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends. In addition, if a U.S. holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. holder had held ordinary shares in prior years in which we were a PFIC.

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

Backup Withholding and Information Reporting

A U.S. holder (excepting most corporations) may, under certain circumstances, be subject to information reporting requirements and backup withholding at a rate of 28% on payments of dividends, interest, and other reportable payments. A non-corporate U.S. holder should consult its own independent tax advisor regarding the possibility of information reporting and backup withholding on payments in connection with the purchase, ownership, or disposition of our ordinary shares.

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

Exchange Rate Risk

We hold most of our cash, cash equivalents and marketable securities in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personal expenses, in NIS. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the NIS. The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	Actual	At 2005 Exchange rates (1)	Actual	At 2006 Exchange rates (1)	Actual	At 2007 Exchange rates (1)
	(In thousands)
Operating loss	$8,125	$8,058	$11,042	$9,673	$14,889	$13,633

(1) Based on average exchange rates during the period

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

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

Use of Proceeds

The Registration Statement on Form F-1 (Reg. No. 333-137095) in connection with our initial public offering was declared effective by the SEC on February 26, 2007. In the initial public offering, we sold 4,312,500 ordinary shares at an initial public offering price per share of $7.00. The net offering proceeds to us after deducting total expenses were $26,008,011. As of December 31, 2008, approximately $15.5 million of the net proceeds of the offering had been used to fund operations and capital expenditures. The remaining net proceeds have been invested in bank deposits and marketable securities. There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus dated February 26, 2007 filed with the SEC pursuant to Rule 424(b)(4).

ITEM 15T.  CONTROLS AND PROCEDURES

A.  DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their desired control objectives. Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

B.  MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2008, our internal control over financial reporting is effective at a reasonable assurance level based on those criteria.

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

ITEM 16. RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Gerald Dogon (Chairman), Prof. Moshe Many and Tali Yaron-Eldar, all of whom are independent under the rules and regulations of NASDAQ. Our board of directors has determined that Mr. Dogon qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services  normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2008 and December 31, 2007 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2008	2007
Audit fees (1)	$105,000	$75,000
Audit-related fees	18,560	-
Tax fees (2)	10,000	15,600
All other fees (3)	-	750
Total	$133,560	$91,350

(1)           Audit services were comprised of services associated with the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements and registration statements.
(2)           Tax services were comprised of tax compliance, tax advice and tax planning services.
(3)           All other services were comprised of business related consultation.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Auditors

Our audit committee was established effective upon the completion of our initial public offering in March 2007. Consistent with policies of the Securities and Exchange Commission regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The audit committee operates under a written charter which provides that the committee must approve in advance all audit services and all permitted non-audit services, except where such services are determined to be de minimis under the Exchange Act. The audit committee may delegate, to one or more designated members of the audit committee, the authority to grant such pre-approvals. The decision of any member to whom such authority is delegated is to be presented to the full audit committee at each of its scheduled meetings.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the rules of The NASDAQ Stock Market. However, pursuant to the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. We have in the past elected to follow home country practice in lieu of certain NASDAQ requirements as follows:

•
NASDAQ rules require that the quorum for meetings of a company’s shareholders be not less than 33 1/3% of the outstanding voting stock of the company.  We have, however, chosen to follow home country practice with respect to shareholder meeting quorum and our articles of association provide that the quorum required for any meeting of our shareholders shall consist of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power of our issued share capital.

•
In November 2007, our Board of Directors authorized an increase of 500,000 ordinary shares for issuance under our Global Share Incentive Plan (2006), or 2006 Plan.  Generally, under NASDAQ’s requirements, such an increase would require shareholder approval.  However, we chose to follow our home country practice, which does not require shareholder approval, and did not seek or receive shareholder approval for the increase in shares under the 2006 Plan.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit

1.1(5)	Second Amended and Restated Articles of Association, as amended on May 30, 2007.

2.1(1)	Form of Share Certificate for Ordinary Shares.

2.2(1)	Investor Rights Agreement dated April 4, 2006.

2.3*
Convertible Note Agreement, dated as of September 24, 2008, by and among Rosetta Genomics Ltd. and the entities identified in the Schedule of Investors thereto and form of Convertible Promissory Notes.

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

4.6(5)	Lease, dated December 2, 2007, between 15 Exchange Place Corp. and Rosetta Genomics Inc.

4.7*	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.

4.8(1)	2003 Israeli Share Option Plan.

4.9(4)	2006 Employee Incentive Plan (Global Share Incentive Plan).

4.10(1)	Form of Director and Officer Indemnification Agreement.

4.11(1)@	License Agreement, dated as of June 28, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.12(1)@	License Agreement, dated August 2, 2006, by and between The Johns Hopkins University and Rosetta Genomics Ltd.

4.13(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.14(1)@
Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

4.15(5)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.16*@	Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd., dated December 24, 2008

4.17*@	License Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.

4.18*@	Laboratory Services Agreement, effective as of April 10, 2009, by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd.

4.19(6)	Stock Purchase Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.

4.20*	Stock Purchase Agreement by and among Rosetta Genomics Ltd., Rosetta Genomics Inc., Parkway Clinical Laboratories, Inc. and Dr. Raza Bokhari, dated July 22, 2008.

4.21*	Stock Purchase Agreement by and among Sanra Laboratories, LLC, Parkway Clinical Laboratories, Inc. and Rosetta Genomics Inc., dated May 15, 2009.

8.1(1)	Subsidiaries.

12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).

13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.

(2)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 (Reg. No. 001-33042), filed with the SEC on May 21, 2007.

(3)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.

(4)	Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (Reg. No. 333-147805), filed with the SEC on December 3, 2007.

(5)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.

(6)	Incorporated by reference from the Registrant’s Form 6-K dated April 2009 (Reg. No. 001-33042), filed with the SEC on April 14, 2009.

*	Filed herewith.

@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: June 30, 2009	By:	/s/ Amir Avniel
Amir Avniel, Chief Executive Officer and
President

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity (Deficiency)	F-6 - F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12 - F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ROSETTA GENOMICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (a development stage company) ("the Company") and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2008 and for the period from March 9, 2000 (date of inception) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2008 and for the period from March 9, 2000 (date of inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 11, 2009	A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2008	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$14,454	$13,590
Short-term bank deposit	4	840	112
Marketable securities	5	426	8,251
Trade receivables, net		502	-
Other accounts receivable and prepaid expenses		335	297

Total current assets		16,557	22,250

LONG-TERM INVESTMENT	6	-	2,391
SEVERANCE PAY FUND		131	144
PROPERTY AND EQUIPMENT, NET	7	1,301	1,253
OTHER INTANGIBLE ASSETS	8	251	-
GOODWILL	9	1,905	-

		3,588	3,788

Total assets		$20,145	$26,038

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and long-term bank loan	12a	$81	$247
Trade payables		1,030	516
Other accounts payable and accruals	10	1,387	1,102

Total current liabilities		2,498	1,865

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	12a	49	16
Convertible loan	11	750	-
Deferred revenue		228	228
Accrued severance pay		520	324

Total long-term liabilities		1,547	568

COMMITMENTS AND CONTINGENT LIABILITIES	12

SHAREHOLDERS' EQUITY :
Share capital:	13
Ordinary shares of NIS 0.01 par value: 17,578,370 shares authorized at December 31, 2008 and 2007; 12,367,303 and 12,106,115 shares issued at December 31, 2008 and 2007, respectively, and 12,171,932 and 11,910,744 shares outstanding at December 31, 2008 and 2007, respectively		34	27
Additional paid-in capital		61,018	58,984
Other comprehensive income		3	86
Deficit accumulated during the development stage		(44,955)	(35,492)

Total shareholders' equity		16,100	23,605

Total liabilities and shareholders' equity		$20,145	$26,038

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	Note	2008	2007	2006	2008

Revenues		$1,511	$-	$-	$1,511
Cost of revenues		774	-	-	774

Gross profit		737	-	-	737

Operating expenses:
Research and development, net		8,705	6,400	4,781	28,204
Marketing and business development		2,368	1,742	1,504	6,909
General and administrative		3,703	2,903	1,860	11,040
Goodwill impairment		850	-	-	850

Total operating expenses		15,626	11,045	8,145	47,003

Operating loss		14,889	11,045	8,145	46,266
Financial expenses (income), net	15	(5,449)	3,616	(538)	(1,334)

Loss before taxes on income		9,440	14,661	7,607	44,932

Taxes on income	14	23	-	-	23

Net loss		$9,463	$14,661	$7,607	$44,955

Basic and diluted net loss per Ordinary share		$0.79	$1.32	$2.98

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		12,038,295	11,142,149	2,551,860

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of March 9, 2000 (date of inception)	-	-	-	$-	$-	$-	$-	$-	$-	$-

Issuance of shares, net	2,522,496	-	-	6	34	-	-	-	-	40
Net loss	-	-	-	-	-	-	-	-	(145)	(145)

Balance as of December 31, 2000	2,522,496	-	-	6	34	-	-	-	(145)	(105)
Issuance of shares, net in July-December 2001	38,421	-	-	*) -	153	-	-	-	-	153
Treasury shares	(195,371)	-	-	*) -	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(367)	(367)

Balance as of December 31, 2001	2,365,546	-	-	6	187	-	-	-	(512)	(319)
Exercise of stock options	10,184	-	-	*) -	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	196	-	-	(196)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	72	-	72
Forfeiture of options granted to employees	-	-	-	-	(6)	-	-	6	-	-
Net loss	-	-	-	-	-	-	-	-	(1,582)	(1,582)

Balance as of December 31, 2002	2,375,730	-	-	6	377	-	-	(118)	(2,094)	(1,829)
Issuance of series A Preferred shares, net in July 2003	-	535,084	-	1	2,652	-	-	-	-	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	-	621,835	-	2	2,689	-	-	-	-	2,691
Exercise of warrants to series A Preferred shares	-	180,850	-	*) -	660	-	-	-	-	660
Exercise of stock options	37,816	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	174	-	-	(174)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	177	-	177
Forfeiture of options granted to employees	-	-	-	-	(22)	-	-	22	-	-
Expenses related to warrants granted to non-employees	-	-	-	-	194	-	-	-	-	194
Net loss	-	-	-	-	-	-	-	-	(2,305)	(2,305)

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

Issuance of series B Preferred shares, net in September 2004	-	265,747	-	1	1,394	-	-	-	-	1,395
Issuance of Ordinary shares in May 2004	56,914	-	-	*) -	-	-	-	-	-	-
Exercise of stock options	17,033	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	239	-	-	(239)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	92	-	92
Forfeiture of options granted to employees	-	-	-	-	(25)	-	-	25	-	-
Receipts on account of shares	-	-	-	-	-	493	-	-	-	493
Expenses related to shares and warrants granted to non-employees	-	-	-	-	52	-	-	-	-	52
Net loss	-	-	-	-	-	-	-	-	(2,982)	(2,982)

Balance as of December 31, 2004	2,487,493	1,603,516	-	10	8,384	493	-	(215)	(7,381)	1,291

Issuance of series B Preferred shares, net in February 2005	-	392,087	-	1	2,164	(493)	-	-	-	1,672
Conversion of shareholders loan to series B Preferred shares	-	20,802	-	*) -	122	-	-	-	-	122
Exercise of stock options	55,394	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	32	-	-	(32)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	124	-	124
Forfeiture of options granted to employees	-	-	-	-	(16)	-	-	16	-	-
Cost related to shares and warrants granted to non-employees	-	-	-	-	161	-	-	-	-	161
Cost related to warrants granted as finders' fee	-	-	-	-	138	-	-	-	-	138
Expenses related to accelerations of vesting of stock options	-	-	-	-	12	-	-	-	-	12
Net loss	-	-	-	-	-	-	-	-	(5,843)	(5,843)

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	-	(107)	(13,224)	(2,323)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	(107)	(13,224)	(2,323)

Conversion of convertible loan into series B Preferred shares	-	1,033,382	-	2	6,228	-	-	-	6,230
Issuance of series C Preferred shares, net	-	1,822,422	-	4	13,292	-	-	-	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	-	76,395	-	*) -	447	-	-	-	447
Exercise of stock options	11,148	-	-	*) -	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	59	-	59
Issuance of shares to non-employee	9,240	-	-	*) -	61	-	-	-	61
Unrealized gain from marketable securities	-	-	-	-	-	3	-	-	3
Cancellation of restricted Ordinary shares	(1,581)	-	-	*) -	-	-	-	-	-
Compensation related to shares and warrants granted to non-employees	-	-	-	-	177	-	-	-	177
Stock based compensation to employees	-	-	-	-	756	-	-	-	756
Net loss	-	-	-	-	-	-	-	(7,607)	(7,607)

Balance as of December 31, 2006	2,561,694	4,948,604	-	17	31,958	3	(48)	(20,831)	11,099

Conversion of Ordinary shares into Ordinary A shares	(2,159,126)	-	2,159,126	-	-	-	-	-	-
Adjustment from conversion into Ordinary shares	-	306,962	(306,962)	-	-	-	-	-	-
Conversion into Ordinary shares in March 2007	7,107,730	(5,255,566)	(1,852,164)			-	-	-	-
Issuance of Ordinary shares, net of $4,180 issuance cost in March 2007	4,312,500	-	-	10	25,998	-	-	-	26,008
Exercise of stock options	83,999	-	-	-	41	-	-	-	41
Exercise of warrants	3,947	-	-	-	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	33	-	33
Forfeiture of options granted to employees	-	-	-	-	(15)	-	15	-	-
Stock based compensation to non-employees	-	-	-	-	155	-	-	-	155
Stock based compensation to employees	-	-	-	-	847	-	-	-	847
Unrealized gain from hedging activities	-	-	-	-	-	83	-	-	83
Net loss	-	-	-	-	-	-	-	(14,661)	(14,661)

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	-	(35,492)	23,605

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	(35,492)	23,605
Exercise of stock options	31,527	-	-	*) -	33	-	-	33
Issuance of shares in July 2008	229,661	-	-	7	993	-	-	1,000
Stock based compensation to non-employees	-	-	-	-	70	-	-	70
Stock based compensation to employees	-	-	-	-	938	-	-	938
Realized loss from hedging activities	-	-	-	-	-	(83)	-	(83)
Net loss	-	-	-	-	-	-	(9,463)	(9,463)

Balance as of December 31, 2008	12,171,932	-	-	$34	$61,018	$3	$(44,955)	$16,100

Accumulated other comprehensive income

	Year ended December 31,
	2008	2007

Accumulated unrealized gains from available-for-sale- marketable securities, net of taxes	$3	$3
Accumulated unrealized gains from hedging activity	-	83

	$3	$86

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	2008	2007	2006	2008
Cash flows from operating activities:
Net loss	$(9,463)	$(14,661)	$(7,607)	$(44,955)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	334	179	161	1,119
Amortization of other intangible assets and impairment of goodwill	936	-	-	936
Foreign currency adjustments	(39)	12	4	(49)
Amortization of discount on convertible loan	-	-	-	405
Income related to embedded derivative	-	-	-	(236)
Interest on short-term bank deposit	(5)	-	(149)	(154)
Modification of convertible loan	-	-	-	360
Capital loss from sale of property and equipment	2	4	20	55
Accrued interest on marketable securities	(36)	(98)	(14)	(193)
Accrued severance pay, net	209	(66)	165	389
Amortization of deferred stock compensation	-	33	59	557
Stock-based compensation to employees	938	847	756	2,541
Compensation related to shares and warrants granted to non-employees	70	155	177	947
Cost related to acceleration of stock options' vesting	-	-	-	12
Decrease in marketable securities	-	-	-	42
Gain from sale of marketable securities	(5,640)	-	-	(5,640)
Impairments of investments in marketable securities	631	5,009	-	5,640
Increase in trade receivables	(233)	-	-	(233)
Increase in other accounts receivable and prepaid expenses	(62)	(80)	(66)	(276)
Increase in trade payables	221	248	61	925
Increase in deferred revenue	-	-	-	228
Increase in other accounts payable and accruals	176	352	19	1,081

Net cash used in operating activities	(11,961)	(8,066)	(6,414)	(36,499)

Cash flows from investing activities:
Purchase of property and equipment	(298)	(975)	(301)	(2,451)
Proceeds from sale of property and equipment	-	-	2	62
Decrease (increase) in bank deposits	(723)	5,037	(5,000)	(686)
Purchase of marketable securities	(8,491)	(68,430)	(750)	(77,671)
Proceeds from sale of marketable securities	23,755	53,263	381	77,399
Acquisition of Parkway (b)	(2,107)	-	-	(2,107)

Net cash provided by (used in) investing activities	12,136	(11,105)	(5,668)	(5,454)

Cash flows from financing activities:
Repayment of capital lease	(239)	(70)	(37)	(346)
Proceeds from (repayment of) short-term bank loan	25	-	(72)	28
Receipt of long-term bank loan and capital lease	134	261	114	583
Repayment of long-term bank loan	(14)	(17)	(6)	(109)
Proceeds from convertible loans	750	-	-	9,142
Shareholders loans, net	-	-	(109)	148
Issuance of shares, net	-	27,318	13,326	47,050
Exercise of warrants and options	33	41	447	1,181
Increase in deferred issuance costs	-	-	(1,270)	(1,270)

Net cash provided by financing activities	689	27,533	12,393	56,407

Increase in cash and cash equivalents	864	8,362	311	14,454
Cash and cash equivalents at beginning of period	13,590	5,228	4,917	-

Cash and cash equivalents at end of period	$14,454	$13,590	$5,228	$14,454

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
		2008	2007	2006	2008
Supplemental disclosure:

(a)	Non-cash transactions:

	Conversion of convertible loan	$-	$-	$6,230	$6,230

	Issuance of shares in return for Parkway's shares	$1,000	$-	$61	$1,061

	Issuance expenses - initial public offering	$-	$40	$517	$-

(b)	Parkway acquisition:

	Working capital (excluding cash)	$71	$-	$-	$71
	Property & equipment	(86)	-	-	(86)
	Backlog	(193)	-	-	(193)
	CLIA certification	(144)	-	-	(144)
	Goodwill	(2,755)	-	-	(2,755)

		(3,107)	-	-	(3,107)
	Issuance of shares	1,000	-	-	1,000

		$(2,107)	$-	$-	$(2,107)

(c)	Cash paid during the year:

	Income taxes	$72	$36	$20	$183

	Interest	$3	$4	$7	$20

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Rosetta Genomics Ltd. (the "Company") commenced operations on March 9, 2000. The Company develops microRNA-based diagnostic and therapeutic products. The Company is focused on developing and commercializing these products, establishing strategic alliances with leading biotechnology and pharmaceutical companies, and establishing and maintaining a strong intellectual property position in the microRNA field.

b.
The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to expand the research, development and the business development of the Company in the U.S.

c.
On March 2, 2007, the Company consummated an initial public offering (the "IPO") on The NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares for net proceeds of $ 26 million (see Note 13a for further information).

d.
Acquisition of Parkway Clinical Laboratories, Inc. (“Parkway”)

On July 22, 2008 ("the closing date"), the Company, through its subsidiary Rosetta Genomics Inc., acquired all of the issued and outstanding capital stock of a company in the U.S., Parkway Clinical Laboratories Inc. ("the Parkway transaction").

Parkway is a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory service company, which specializes in oral drug screening in the workplace environment and genetics testing services. Parkway provides services to correctional facilities, health systems, rehabilitation centers, corporations and individuals. Parkway operates a laboratory, for which it bills facilities, third party payers and individuals on a fee-for-service basis.

The consideration included (i) $ 1,900 in cash (ii) issuing 229,661 Ordinary shares of the Company equal in value to $ 1,000 (iii) issuing expenses of $ 207. In addition the Company will pay $ 200 and issue a number of Ordinary shares of the Company equal in value to $ 100 if either of the following milestones is achieved within 12 months following the closing date: The Company reaches and holds for a period of 30 consecutive days a market cap of at least $ 100,000, or the consolidated revenues of the Company and Parkway equal $ 8,000. As of the date of the financial statements, the Company did not achieve the milestones.

Parkway became a wholly-owned subsidiary of the Company, and accordingly, its results of operations have been included in the consolidated financial statements since the closing date.

This acquisition was accounted for under the purchase method of accounting, in accordance with SFAS 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Working capital	$(71)
Property & equipment, net	86
Intangible assets
Backlog	193
CLIA certification	144
Goodwill	2,755

Net assets acquired	$3,107

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

1.	Tangible assets:

The acquired working capital consisted of Parkway's non cash components of current assets less other current liabilities as of the acquisition date.

Parkway's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity.

Property and equipment were presented at current replacement cost.

2.	Backlog:

The fair value of the backlog was determined using the income approach.

3.	CLIA certification:

The fair value of the license was determined using the cost approach, which is the cost that a non-CLIA certified laboratory would have to pay in order to become CLIA certified.

Unaudited pro forma results:

The following table for the year ended December 31, 2008 presents certain combined unaudited statements of income data as if the acquisitions of the Parkway transaction occurred on January 1, 2008, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets:

Year ended December 31,
2008
Unaudited

Net revenues	$3,161

Net loss	$9,760

Basic and diluted net loss per share	$0.8

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2008, nor is it necessarily indicative of future results.

During the fourth quarter of 2008, the Company recorded goodwill impairment in the amount of $ 850 (see also Note 2j). On May 18, 2009, the Company sold Parkway (see also Note 18b).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.
The Company's accumulated deficit during the development stage totaled $ 44,955 for the period from March 9, 2000 (date of inception) to December 31, 2008.

The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

The Company's financing activities are incurred in U.S. dollars. A portion of the Company's costs is incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation". All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Marketable securities:

The Company accounts for investments in debt and equity securities in accordance with Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.

At December 31, 2008 and 2007, all marketable securities are designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity, realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and for measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value.

As of December 31, 2007, the Company had $7,400 of principal invested in Auction Rate Securities (ARS) ranked AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has revalued its ARS portfolio. As a result, it has recorded an impairment charge of $ 5,009 in its statement of operation to reflect other than temporary decline in the value of its investment in ARS. During 2008 the Company recorded an additional impairment of $ 631 related to the ARS.

During the fourth quarter of 2008, the Company received $ 7,400 from the repurchase of the ARS following an unexpected offer to settle the ARS and recorded gain in the amount of $ 5,640 upon receiving the funds (See Note 6).

g.
Trade receivables:

Trade receivables are reported, net of allowance for doubtful accounts, which is estimated and recorded in the period the related revenues recorded. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2008 the allowance for doubtful accounts is $ 5.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Computer equipment	33
Office furniture and laboratory equipment	7 - 15 (mainly 15)
Leasehold improvement	Over the shorter of the lease term or useful economic life

i.
Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

The Company's intangible assets consist of CLIA certification and backlog. The backlog's estimated useful life is one year; the CLIA certification has indefinite useful life and therefore, is not subject to amortization, but rather reviewed for impairment at least annually in accordance with the provision of SFAS 142.

In accordance with SFAS 144, The Company's management has assessed whether there has been an impairment of the Company's intangible assets during 2008. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies the Company's recent operating results and the determination in 2008 that intangible assets have been impaired. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset or asset group tested for impairment.

In performing that test, the Company's management estimated the sum of the undiscounted future cash-flows, expected to be derived from its asset group. The Company's management used significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates, future gross margins and operating results, future working capital needs and future capital expenditures, as well as appropriate discount rates. The assumptions developed by the Company's management were based upon historical trends and estimates of future economic conditions.

The management assisted by a third party valuator in applying the customary valuation techniques and required economic models. These assumptions may differ from actual results due to, among other things, technological change, economic conditions, changes to its business models or changes in operating performance and an impairment charge may be required in the future.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The analysis showed that the sum of the undiscounted cash-flow derived from the asset group exceeded its carrying amount and accordingly, the Company's management concluded that impairment of the intangible assets with finite useful lives is not required.

j.
Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned.

The reporting units of the Company for purposes of the impairment test are the Company's two operating segments, the core technology, and laboratory services, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge.

In accordance with SFAS No. 142, the Company performed an annual assessment of goodwill impairment as of December 31, 2008 for the laboratory services segment. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies the Company's recent operating results and the determination in 2008 that goodwill have been impaired. The Company performed the impairment analysis based on estimated discounted future cash flow. As a result of this analysis, the Company determined that goodwill impairment related to the laboratory services had occurred and recognized a non-cash impairment charge of $ 850.

k.
Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008 and 2007, no impairment losses have been identified.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.
Convertible notes:

Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). The Company has also considered Statements of Financial Accounting Standard No.133, "Accounting for Derivatives, Instruments and Hedging Activities" ("SFAS 133"), APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" and EITF 05-2 "The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19", the Company, where applicable, recorded an embedded derivative instrument classified as a liability.

m.
Revenue recognition:

Revenues from sales of Rosetta core products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

To the extent future obligations are included in a multi-element arrangement; revenue is recognized upon delivery, provided fair value for the elements exists. In multi-element arrangements that include future obligations, if fair value does not exist for all undelivered elements, revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established according to EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").

Royalties from licensing the right to use the Company's products will be recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use the Company's products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where not all revenue recognition criteria are met. As of December 31, 2008, the Company has deferred revenue in an amount of $ 228.

Revenues from laboratory services are recognized, when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectability is reasonably assured. The Company primarily recognizes revenue for services rendered upon completion of the testing process. Billing for services reimbursed by third-party payers are recorded as revenues net of allowance for differences between amounts billed and the estimated receipts from such payers. Adjustments to the estimated receipts, based on final settlement with the third party payers, are recorded upon settlement. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.
Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expense as incurred. During the years ended December 31, 2008, 2007 and 2006, the Company charged to research and development expense $ 162, $ 253 and $ 453 of costs associated with license fees, respectively. (Note 12e-12j).

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") for funding approved research and development projects, are presented as a reduction from the research and development expenses (Note 12k). The Company received grants in an amount of $ 143, $ 143 and $ 71, in the years 2008, 2007 and 2006, respectively.

o.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2008, 2007 and 2006 was $ 3.14, $ 5.12 and $ 5.01, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2008	2007	2006

Dividend yield	0%	0%	0%
Expected volatility	75%-85%	85%-90%	90%
Risk-free interest	3.53%	4.17%	4.8%
Expected life	6.25 years	6.25 years	6-6.25 years

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The dividend yield used for the twelve months ended December 31, 2008 and 2007 was 0%.

The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of the Company's stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2008 and 2007 was between 75%-85% and between 85%-90%, respectively.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company's stock options.

The Company applies SFAS No. 123(R) and EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

p.
Net loss per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

Basic and diluted net loss per share is computed using the weighted average number of Ordinary shares outstanding during the period.

For the years ended December 31, 2008, 2007 and 2006, all outstanding options, warrants and Preferred shares, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

q.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

r.
Severance pay:

A majority of the employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Israeli employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Payments in accordance with Section 14 release the Israeli subsidiary from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

For those Israeli employees who are not included under Section 14, the liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Israeli subsidiary's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

The Subsidiary’s and Parkway’s employees have a 401(K) defined contribution plan covering certain employees in the U.S.

Severance expenses for the years ended December 31, 2008, 2007 and 2006 were $ 478, $ 171 and $ 333, respectively, and $ 1,292 from March 9, 2000 (date of inception) through December 31, 2008.

s.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term bank deposits, marketable securities and trade receivables.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2008, the Company's marketable securities include an investment in a U.S. Agency security. Management believes that minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk other than foreign exchange contracts or other foreign hedging arrangements to hedge is operating activities.

t.
Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, "Fair Value Measurements" and, effective October 10, 2008, adopted FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -    Observable input that reflects quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -    Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -    Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following methods were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

1.    The fair value of short-term marketable securities is based on quoted market prices.

2.    The fair value of derivative instruments is estimated by obtaining quotes from brokers.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.
Derivative instruments:

The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The Company accounts for derivative financial instruments in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Under SFAS No. 133, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair of values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings.

During 2008, the Company recognized income from derivative instruments of $ 182, which was offset against the payroll expenses in the statement of income and recorded financial expenses from derivative instruments of $ 87. As of December 31, 2008 the Company has no unrecognized income from derivative instruments.

v.	Reclassification: Certain comparative figures have been reclassified to conform to the current year presentation.

w.	Impact of recently issued Accounting Standards:

1.
In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 2(r), the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

2.
In March 2008, the FASB issued Statement 161 "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161") an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.   The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
In November 2007, the EITF issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.

Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a "virtual joint venture"). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election.

EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of EITF 07-1 could have on the Company's financial statement.

4.
In December 2007, the FASB issued SFAS 141(R), ''Business Combinations'' (''SFAS 141(R)''). This Statement replaces SFAS No. 141, ''Business Combinations'', and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.
In December 2007, the FASB issued SFAS 160, ''Non-controlling Interests in Consolidated Financial Statements'' (''SFAS 160''). SFAS 160 amends ARB 51, ''Consolidated Financial Statements'', to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary.

SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

NOTE 3: -	FAIR VALUE MEASURMENTS

In accordance with SFAS 157, the Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities are classified within Level 2. This is because these assets are valued using quoted market prices for similar assets or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities	$-	$426	$-	$426

Total Assets	-	426	-	426

Liabilities:

Convertible loan	-	-	750	750
Foreign currency derivative contracts	-	65	-	65

Total liabilities	$-	$65	$750	$815

The Company values the Level 3 convertible loan based on the fair value (see Note 11).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	SHORT-TERM BANK DEPOSIT

As of December 31, 2008 the Company holds two deposits as follows:

Amount	Maturity date	Interest

$723	March 2, 2009	2%
$117	December 3, 2009	2.25%

NOTE 5:-	MARKETABLE SECURITIES

As of December 2008 and 2007, the Company holds $ 426 and $ 8,251 in marketable securities, respectively, designated as available-for-sale.

Accordingly, the balance of these available-for-sale securities as of December 31, 2008 and 2007 is stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss).

	Cost	Unrealized gains	Market value
Available-for-sale:

December 31, 2008:
U.S. Government Securities	$423	$3	$426

December 31, 2007:
U.S. Government and Agencies Securities	$8,248	$3	$8,251

Proceeds from maturity and sales of available-for-sale securities during 2008 were $ 23,755. Net realized gains from the sales of available-for-sale securities in the year 2008 are $ 62.

NOTE 6:-	LONG-TERM INVESTMENT

At December 31, 2007, the Company had $ 7,400 of principal invested in ARS. The ARS held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through an auction each one or three month. The monthly auctions historically have provided a liquid market for these securities. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

Consistent with the Company's investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. All of these securities retained at least AAA or Aaa rating as of December 31, 2007.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LONG-TERM INVESTMENT (Cont.)

The estimated market value of the Company's ARS holdings at December 31, 2007 was $ 2,391, which reflects a $ 5,009 adjustment to the principal value of $ 7,400. Although the ARS continue to pay interest according to their stated terms, based on valuation models and an analysis of other-than-temporary impairment factors, the Company has recorded a pre-tax impairment charge of $ 5,009 and $ 631 in 2007 and in the first median of 2008, respectively, reflecting the ARS holdings that the Company has concluded have other-than-temporary decline in value.

During the fourth quarter of 2008, the Company received $ 7,400 from the repurchase of the ARS following an unexpected offer to settle the above mentioned ARS. The impairment charge that was recorded in 2007 and 2008 was reversed in the fourth quarter of 2008, and the Company recorded a financial income of $ 5,640 on these Securities.

	Cost	Other than temporary impairment	Market value
December 31, 2008:

Total available-for-sale marketable securities	$-	$-	$-

December 31, 2007:

Total available-for-sale marketable securities	$7,400	$5,009	$2,391

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2007
Cost:
Computer equipment	$459	$383
Office furniture and laboratory equipment	1,384	1,144
Leasehold improvements	288	230

	2,131	1,757
Accumulated depreciation:
Computer equipment	333	273
Office furniture and laboratory equipment	407	197
Leasehold improvements	90	34

	830	504

Depreciated cost	$1,301	$1,253

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 were $ 334, $ 179 and $ 161, respectively, and $ 1,119 from March 9, 2000 (date of inception) through December 31, 2008. Those expenses include depreciation expenses of capital lease equipment for the years ended December 31, 2008, 2007 and 2006 were $ 29, $ 17 and $ 10, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INTANGIBLE ASSETS

a.	Comprised as follows:

	December 31,
	2008	2007
Cost:
CLIA certification	$144	$-
Backlog	193	-

	337	-
Accumulated amortization:
CLIA certification	-	-
Backlog	86	-

	86	-

Amortized cost	$251	$-

b.	Amortization expense amounted to $ 86 for the year ended December 31, 2008.

c.	Estimated amortization expenses for the year 2009 are $ 107, (see also Note 18b).

NOTE 9:-	GOODWILL

December 31,
2008

Balance as of December 31, 2007	-

Acquisition of Parkway	2,755
Goodwill impairment	(850)

Balance as of December 31, 2008	$1,905

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2008	2007

Employees salary and payroll accruals	$739	$942
Accrued expenses and other	485	118
Deferred revenues and advances from customers	163	42

	$1,387	$1,102

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	CONVERTIBLE LOANS

On September 24, 2008, the Company signed a convertible note agreement with private investors ("Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofeuls. The Company intends to establish a separately operated business unit by forming a wholly owned Israeli subsidiary to be named Rosetta Green Ltd. ("RG"). Under the agreement the Purchasers may purchase convertible notes in an amount up to $ 2,500. The notes will convert to RG Ordinary shares nominal value NIS 0.01, once RG is established as is obtained by dividing the principal amount of the note by a price per RG share reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000. If RG is not established the Notes shall convert into Ordinary shares of the Company at a price per share reflecting the average of the closing prices over the fine consecutive trading days ending on the last trading day prior to the date of conversion, such purchase price shall not be lower than $ 2.00 per share. Up to $ 1,250 were to be paid at the closing and up to $ 1,250 were to be paid upon satisfaction of the first of two milestones. The Company plans to establish the green energy project during 2010. (See also Note 18c).

In September 2008, the Company issued a convertible loan in a principal amount of $ 750.

The convertible loan is a hybrid instrument that contains an embedded conversion option to the Company's common shares or RG's common shares, depending on the formation of RG, as detailed above. The embedded conversion option was separated from the host contract and accounted for a derivative under FAS 133. According to EITF 00-19 the derivative was classified as a liability and was measured at fair value. Due to the limitation of the conversion share price as mentioned above, the fair value of the note is equal to the invested amount.

NOTE 12: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Capital lease and operating lease:

During 2008 and 2007, the Company leased laboratory equipment and computer equipment under several capital and operating lease agreements in a total amount of $ 351, $ 400 respectively, to be paid in 10 to 60 monthly payments.

The commitments under the lease and loan agreements are as follows:

December 31, 2008

Due until December 31, 2009	$157
Due until December 31, 2010	63
Due until December 31, 2011	9

$229

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
The facilities and motor vehicles of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent and lease agreements as of December 31, 2008 are as follows:

2009	$828
2010	687
2011	394
2012	372
2013	246

Total	$2,527

Total rent and lease expenses for the years ended December 31, 2008, 2007 and 2006, were $ 641, $ 333 and $ 287, respectively, and $ 1,486 for the period from March 9, 2000, (date of inception) through December 31, 2008.

c.
As of December 31, 2008 and 2007, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $ 137 and $ 112, respectively.

As of December 31, 2008, the bank restricted $ 45 of the Company's deposit, against a loan the Company received from the bank.

d.
In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years in consideration of up to $ 100. According to the agreement, the Company is obligated to pay an aggregate consideration of up to $ 100, of which $ 20 was paid in cash and $ 80 shall be paid as quarterly royalties equal to 5% of the net income of the Company resulting from this agreement.

e.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 840 until 2029. During the years ended December, 31, 2008, 2007 and 2006, the Company paid fees in the amount of $ 40, $ 72 and $ 83, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

f.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense.   The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 543 until 2022. During the year ended December 31, 2006, the Company paid fees in the amount of $ 219, to the third party.

No payments in respect to this agreement were made during the years 2007 and 2008. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

g.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the aggregate minimum royalties over the term of this agreement will be approximately $ 2,250 until 2032. During the years ended December 31, 2008, 2007 and 2006, the Company paid fees in the amount of $ 15, $ 43 and $ 125, respectively to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

h.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 293 until 2022. During the years ended December 31, 2008, 2007 and 2006, the Company paid the third party an aggregate of $ 22, $ 20 and $ 26, respectively under this agreement. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

i.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement will be approximately $ 630 until 2029. During the years ended December 31, 2008 and 2007, the Company paid fees in the amount of $ 51 and $ 118, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

j.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 420 until 2029. During the year ended December, 31, 2008, the Company paid initiation fees in the amount of $ 40, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

k.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development works which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. consumer price Index.

As of December 31, 2008, the Company had received $ 357 from BIRD, which was offset against research and development expenses. As of December, 31 2008 no liability was recorded since the Company did not reach technological feasibility for this project.

NOTE 13:-	SHARE CAPITAL

a.
Initial public offering:

On March 2, 2007, the Company completed the initial public offering (the "IPO") of its Ordinary shares. The IPO consisted of the sale of 4,312,500 Ordinary shares at a price of $ 7.00 per share, including 562,500 shares pursuant to the exercise of the over-allotment option granted by the Company to the underwriters. Net proceeds from the initial public offering were $ 26 million. In addition, upon completion of the IPO, all outstanding Preferred shares were converted into 7,107,730 Ordinary shares.

b.
Reverse stock split:

On August 31, 2006, the Company's Board of Directors approved, subject to shareholder approval which occurred on September 3, 2006, a 1-for-3.9822 reverse stock split and, accordingly, all shares, options, warrants and earnings (losses) per share amounts have been retroactively adjusted for all periods presented to reflect this reverse stock split. On September 3, 2006, the shareholders also approved a recapitalization of the Company's authorized share capital so that each share has a par value of NIS 0.01. The reverse stock split and the recapitalization became effective on October 4, 2006.

c.
Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, the right to receive dividends, if declared.

In March 2007 all the Preferred shares were converted into Ordinary shares by dividing the applicable original issue price of such Preferred share by the applicable conversion price of such Preferred share, as defined in the Amended and Restated Articles of Association of the Company. The original issue prices of series A Preferred shares are $ 3.65, $ 4.08 and $ 5.29, of series B Preferred shares is $ 5.86 and of series C Preferred shares is $ 7.68. The initial conversion price of each of the series A, B and C Preferred shares is identical to the original issue price of such series, and is subject to adjustment for stock splits and other reclassifications and will also be adjusted in accordance with the standard weighted-average anti-dilution provisions contained in the Company's Amended and Restated Articles of Association in the event of a subsequent issuance of securities, subject to certain exceptions, at a price per share less than the applicable original issue price. The conversion ratio for each Preferred share was 1:1.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

d.	Investment agreements:

1.
During 2000, the Company signed investment agreements and issued 2,522,496 Ordinary shares to investors and founders, in consideration of $ 40. The Company repurchased 195,371 of those shares and holds it as treasury shares.

2.	During 2001, the Company signed investment agreements and issued 38,421 Ordinary shares in consideration of $ 153.

3.
In July 2003, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 535,084 Preferred A shares, at a price per share of $ 5.29, for consideration of $ 2,653, net of issuance expenses of $ 177.

4.
In October 2003, the Company issued 457,952 Preferred A shares at a price per share of $ 3.65 upon conversion of a convertible loan made available in 2002, and an additional 180,850 Preferred A shares were issued to the lenders of the loan upon exercise of warrants.

In addition, 163,883 Preferred A shares were issued upon conversion of a convertible loan received by the Company in March 2003 at a price per share of $ 4.08.

5.
In May 2004, the Company issued 56,914 restricted Ordinary shares to four of its board members at no consideration, to be held by a trustee. Each director is entitled to 1/36 of the shares for each month starting September 2003, in which he serves as a board member. In the event that a board member ceases to serve as a board member prior to the end of three years, the shares will remain with the trustee. As of December 31, 2007, two of those board members still serve as directors. Compensation expenses related to this grant amounted to $ 49 for the year ended December 31, 2006. No compensation expenses related to this grant were recorded during 2008 and 2007.

In May 2006, 1,581 restricted Ordinary shares were canceled.

6.
In September 2004, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 265,747 Preferred B shares, at a price per share of $ 5.86, for total consideration of $ 1,395, net of issuance expenses of $ 162.

In addition, the Company granted the investors warrants to purchase 80,492 Preferred B shares at an exercise price of $ 5.86 per share, exercisable upon the earlier of June 30, 2006 or the closing of a financing of at least $ 5,000 at a pre-money valuation of at least $ 40,000.

76,395 warrants were exercised into Preferred B shares in 2006. The remaining warrants were cancelled on April 23, 2006.

7.
Pursuant to the investment agreement signed in September 2004, in February 2005, the Company issued 392,087 Preferred B shares, for total consideration of $ 2,165, net of issuance expenses of $ 132. In addition, $ 122 of the shareholder's loan was converted into 20,802 Preferred B shares.

8.	On January 15, 2006 the Company issued 1,033,382 series B Preferred shares at a price of $ 5.86 from the conversion of 2005 convertible loan.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

9.	In January 2006, the Company paid a finder's fee of $ 31 by issuing to a non-employee 5,335 Ordinary shares at a price of $ 5.86 per share, for services rendered to the Company.

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

11.	In April 2006, the Company issued 1,822,422 Preferred C shares at a price per share of $ 7.68 for gross proceeds of $ 14,000 (the "Series C Financing").

12.	In connection with the Series C Financing, the Company paid $30 by issuing 3,905 Ordinary shares at a price of $ 7.68 per share.

13.
On March 2, 2007, the Company consummated an initial public offering (the "IPO") on The NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares at price per share of $ 7 for net proceeds of $ 26 million. (Refer to Note 13a for further information).

14.
In July 2008, as a part of the consideration of Parkway's acquisition (see also Note 1d), the Company issued to Parkway's former sole owner 229,661 Ordinary shares which are equal in value to $ 1,000 based on the weighted- average closing price of the Company's Ordinary shares during the 10 trading days immediately preceding the date of issuance.

All of the shares have NIS 0.01 par value as of December 31, 2008 and 2007.

e.	Finders' fee warrants: Under finders' fee agreements, the following warrants are outstanding as of December 31, 2008:

Issuance date	Number of warrants	Exercisable into shares	Exercise price	Exercisable through

April 2006	33,585	Ordinary	$7.68	April 23, 2009

The fair value of the warrants granted was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions; risk-free interest rates of 4.4%, dividend yields of 0%, volatility factors of the expected market price of the Company's shares of 90%, and a weighted-average expected life of the warrants of three years.

During 2007, 8,432 warrants with expiration date of January 31, 2008, were exercised using a cashless method, into 3,947 of Ordinary shares. Additional 25,683 and 39,660 warrants with January 31, 2008 and July 15, 2008, respectively, expiration date, expired on those dates. 33,585 warrants with April 23, 2009 expiration date, were expired on that date.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

f.	Stock option plans:

1.
During 2001 the Company adopted the 2001 Israeli Share Option Plan (the "2001 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants.

Pursuant to the plan, the Company has reserved a total of 376,679 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan (the "2003 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the plan, the Company has reserved an additional 188,340 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In March 2005, the Company's board of directors approved an increase in the shares available under the 2003 Plan of 401,791 shares to a total of 966,810 shares (including the 376,679 shares reserved under the 2001 Plan).

In July 2006, the Company adopted the 2006 Israeli Share Option Plan (the "2006 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the 2006 Plan, the Company has reserved an additional 452,024 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company. In November, 2007 the Board of Directors of the Company approved an additional 500,000 shares for the 2006 plan.

The total number of options authorized for grant under the plans amounted to 1,918,825. As of December 31, 2008, an aggregate of 199,627 options of the Company are available for future grants.

Options granted under the 2001 and 2003 Plans typically vest, as set forth in each optionee's option agreement, over three years. Options granted under the 2006 Plan typically vest, as set forth in each optionee's option agreement, over 4 years. All Options are exercisable until ten years from the grant of the option. Any options which are forfeited or unexercised become available for future grants. The exercise price equals the share price on the grant date.

2.
In September 2005, the Company's Board of Directors approved the acceleration of vesting of 5,274 unvested options, held by a former employee. As a result, the Company recorded additional compensation costs of $ 12.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

3.	A summary of the Company's stock option activity and related information for the year ended December 31, 2008, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2008	881,107	$4.19
Granted	372,104	$4.22
Exercised	(10,365)	$3.15
Forfeited	(31,111)	$4.93

Outstanding at December 31, 2008	1,211,735	$4.19	7.78	$162

Vested or expected to vest	1,088,785	$4.16	7.94	$162

Exercisable at December 31, 2008	524,163	$3.55	6.94	$162

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2008, 2007 and 2006 was $ 3.14, $ 5.12 and $ 5.01, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company Ordinary shares on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company's shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2008 was $ 22. As of December 31, 2008, there was $ 1,949 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 2.82 years.

The following table summarizes information about options to employees outstanding at December 31, 2008 under the plans:

Exercise price	Options outstanding at December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2008	Average exercise price of options exercisable

$0	137,372	4.97	$0	137,372	$0
$2.31-$4.70	682,448	8.22	$3.92	209,361	$3.55
$5.45-$6.59	342,851	7.98	$5.87	152,277	$6.00
$7.098-$8.8	49,064	8.20	$7.98	25,153	$8.10

	1,211,735			524,163

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

	Year ended December 31
	2008	2007

Research and development cost	$218	$135
Marketing and business development expenses	239	225
General and administrative expenses	481	520

Total stock-based compensation expense	$938	$880

g.	Options issued to non-employees:

1.	The Company's outstanding options to non-employees as of December 31, 2008, are as follows:

Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	30,864	$-	30,864	April 2012
May 2002	10,288	$-	10,288	May 2012
July 2002	10,288	$-	10,288	July 2012
September 2002	11,651	$3.65	11,651	September 2012
September 2002	7,534	$-	7,323	September 2012
January 2004	5,022	$-	5,233	January 2014
November 2004	14,228	$-	14,228	November 2014
December 2004	2,511	$-	2,511	December 2014
August 2006	3,767	$6.59	3,767	August 2016
July 2007	38,940	$7.30	12,168	July 2017
July 2007	10,000	$6.84	3,124	July 2017
November 2007	25,000	$5.96	6,250	November 2017
January 2008	15,000	$5.70	-	January 2018
August 2008	25,000	$3.80	-	August 2018

	210,093		117,695

2.
The Company had accounted for its options to non-employees under the fair value method of SFAS No. 123(R) and EITF 96-18. The fair value of options granted with an exercise price of $0, was equal to the share price at the date of grant. The fair value of options granted during 2008 with an exercise price other than $0 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 2.42%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 85%, and a weighted-average expected life of the options of 10 years.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

3.	The following table sets forth the total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations:

	Year ended December 31,
	2008	2007

Research and development cost	$70	$125
General and administrative expenses	-	30

Total stock-based compensation expense	$70	$155

NOTE 14:-	INCOME TAXES

a.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the Consumer Price Index (CPI). As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.
Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969 (the "Tax Law"):

The Company is currently qualified as an "industrial company", as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	INCOME TAXES (Cont.)

c.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company's facilities in Israel have been granted "Approved Enterprise" status under the Law, and elected the "Alternative Benefits Track". The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%). Additionally, if the Company becomes a "foreign investors company", as defined by the Law, as such it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership in each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The year's limitation does not apply to the exemption period.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest. As of December 31, 2008, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the "Alternative Benefits Track", currently between 10%-25% for an "Approved Enterprise". The Company did not generate income under the provision of the law.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

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

If the Company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise. Under the amendment the benefit period for the Company will extend until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for Benefited Enterprise owned by a "foreign investor's company" during all or part of the benefit period.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	INCOME TAXES (Cont.)

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2008, the Company did not generate income under any of the above-mentioned laws.

d.
Tax rates applicable to the income of the Company:

Corporate tax in Israel:

Taxable income of Israeli companies is subject to tax at the rate of: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Following an additional amendment to the tax ordinance, which came into effect on January 1, 2009, an Israeli corporation, may elect a 5% rate of corporate tax (instead of 25%) for dividends distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period which the dividend income will be used in Israel.

e.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2008	2007

Operating loss carryforward and deductions	$12,551	$9,022
Reserves, allowances and other	85	212

Net deferred tax asset before valuation allowance	12,636	9,234
Valuation allowance	(12,636)	(9,234)

Net deferred tax asset	$-	$-

As of December 31, 2008 and 2007, the Company has provided valuation allowances of $ 12,551 and $ 9,022, respectively, in respect of deferred tax assets resulting from tax loss carryforward, other temporary differences and tax withholding. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and the other temporary differences will not be realized in the foreseeable future.

f.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the "Approved Enterprise".

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	INCOME TAXES (Cont.)

g.
Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2008, in the amount of approximately $ 38,743 which may be carried forward and offset against taxable income in the future for an indefinite period. The Company's subsidiary in the United States have estimated total available carry-forward tax losses as of December 31, 2008 of approximately $ 2,447 to offset against future tax profits for periods of 20 years.

h.
Income taxes for the twelve months ended December 31, 2008 and 2007:

The Company and its subsidiary in the United States have not recorded any tax expenses during the twelve months ended December 31, 2008 and 2007, as the Company has losses.

Parkway recorded tax expenses starting on the closing date until December 31, 2008 in the amount of $ 23.

i.
The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48. The Company did not record a liability deriving from the implementation of FIN 48.

NOTE 15:-	FINANCIAL EXPENSES (INCOME)
	Year ended December 31,
	2008	2007	2006
Financial income:
Interest income on short-term deposits	$185	$380	$486
Foreign currency adjustments gains	-	-	45
Interest and realized gain on marketable securities	*) 6,115	1,230	14

	6,300	1,610	545
Financial expenses:
Bank and Interest expenses	(109)	(24)	(7)
Foreign currency adjustments losses	(11)	(50)	-
realized loss on marketable securities	(13)	-	-
Impairment of investment in marketable securities	(631)	(5,009)	-
Loss related to derivative instruments	(87)	(143)	-

	(851)	(5,226)	(7)

	$5,449	$(3,616)	$538

*)             Including gain from the sale of ARS in the amount of $ 5,640 (see also note 6).

NOTE 16:-	RELATED PARTY TRANSACTIONS

a.
In June 2003, the Company entered into a license agreement with a shareholder of the Company to use its intellectual property for a period of 20 years for consideration of up to $ 100 (see Note 12d). During the years 2008 and 2007, no expenses were recorded.

b.
In April 2007, the Company entered into a consulting agreement with a related party for a monthly fee of $ 10. In Addition the Company granted the consultant 38,940 options at an exercise price of $ 7.3. During 2008 and 2007 the Company paid $ 140 and $ 78, respectively, to this related party.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION

The Company has two reportable segments related to continuing operations. The core technology division develops and commercializes molecular diagnostic products.

The drug screening laboratory services division provides drugs of abuse and pre-employment drug testing services.

The segments are managed separately because each segment provides different laboratory services.

a.	The table below presents financial information for the Company's two reportable segments:

Year ended December 31, 2008
Revenues from external customers:
Core technology	$-
Laboratory services	1,511

Consolidated revenues	$1,511

Gross profit:
Core technology	$-
Laboratory services	737

Consolidated gross profit	$737

Operating loss:
Core technology	$14,070
Laboratory services	819

Consolidated operating loss	$14,889

Depreciation and amortization:
Core technology	$291
Laboratory services	979

Consolidated depreciation and amortization	$1,270

Expenditure for segments assets:
Core technology	$63
Laboratory services	101

Consolidated expenditure	$164

Segment goodwill:
Core technology	$-
Laboratory services	1,905

Consolidated goodwill	$1,905

Segment assets:
Core technology	$17,300
Laboratory services	2,845

Consolidated assets	$20,145

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

In 2008 two customers from the drug screening laboratory services division accounted for 28% and 24% of the Company's revenues.

Long-lived assets:

December 31
2008

Israel	$1,163
U.S.A	2,294

$3,457

NOTE 18:-	SUBSEQUENT EVENTS

a.	1.
License and collaboration agreement with Prometheus:

On April 10, 2009 the Company entered into a license and collaboration agreement (the "License Agreement") with Prometheus Laboratories Inc. ("PL") under which the Company agreed to exclusively license and sublicense to PL certain rights related to the Company's microRNA-based cancer diagnostic tests: miRview™  mets, miRview™ squamous and miRview™ meso ("Cancer Diagnostics Products"), including the rights to certain software developed by the Company and related to the miRview ™ mets product. The Company also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostics Products and to develop two new microRNA-based gastroenterology tests ("GI Products"). Under the License Agreement, PL has the exclusive right to develop and commercialize the Cancer Diagnostics Products and the GI Products in the U.S. The License Agreement also gives PL a right of first negotiation to take a license for certain diagnostic tests or products that are under development by the Company.

PL will contribute to a development fund that will be used to further develop the Cancer Diagnostic Products and to develop the GI Products. In addition, PL will pay the Company additional amounts upon reaching certain publication requirements for the Cancer Diagnostic Products and achieving certain product profiles for the GI Products. The Company is also entitled to receive certain payments upon the achievement of commercial milestones. The total amount potentially payable to the Company under these provisions is $ 17,000.

The Company is also entitled to royalties on the sale of the Cancer Diagnostic Products and the GI Products, subject to reductions in certain instances.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SUBSEQUENT EVENTS (Cont.)

The agreement will terminate upon the later of the expiration or abandonment of the last licensed patent to expire or become abandoned, or, if a licensed product involves certain sublicensed technical information, until the end of such additional period as is required under the applicable upstream license. PL can terminate the agreement (either entirely or as to one or more licensed products) by providing six months' written notice to the Company.

2.
Prometheus stock purchase agreement:

On April 10, 2009 the Company entered into a stock purchase agreement with PL (the "Purchase Agreement"). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 2,000,000 Ordinary shares of the Company (the "Shares") at a price of $ 4.00 per share in a private placement transaction. Under the terms of the Purchase Agreement, so long as PL or its affiliates continue to hold at least 50% of these Shares, PL is entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, PL has the right to participate in future offerings of the Company's securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.  Under the terms of the Purchase Agreement, the Company is also required to prepare and file with the SEC a Registration Statement on Form F-3 (the "Registration Statement") covering the resale of the Shares. The Registration Statement should be filed within 45 days from the closing date and should be declared effective within 90 days of the closing date if it is not reviewed by the SEC or within 180 days of the closing date if it is reviewed by the SEC.  If the Registration Statement is not declared effective within the required timeframe, the Company will be required to pay liquidated damages equal to 1% of the aggregate purchase of the Shares for each month that effectiveness is delayed, up to a maximum of 8% of the aggregate purchase price.

b.
Sale of Parkway:

On May 18, 2009, the Company sold Parkway in a management buy-out for up to maximum amount of $ 2,500 to be paid as a fixed percentage of revenues (15%) over six years. As a result of the transaction, the Company recorded a loss in the second quarter of 2009, in the amount of approximately $ 2,250, since future proceeds are contingent upon parkway's revenues.

c.
Green Energy Initiative:

On March 11, 2009, the Company received the second milestone payment from the private investors who invested up to $ 1,500 in the green energy initiative. The project leverages the Company's proprietary microRNA technologies and strong IP position to develop a wide range of plant-based applications (see Note 11).