Form 20-F
period 2009-12-31
Rosetta Genomics Ltd.
filed 2010-03-26
CIK 1362959

As filed with the Securities and Exchange Commission on March 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒                      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
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

Kenneth A. Berlin, CEO and President
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:    As of December 31, 2009, the issuer had 14,239,443 ordinary shares outstanding and no preferred shares outstanding.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED CONSOLIDATED FINANCIAL DATA

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following financial data for the years ended December 31, 2007, 2008 and 2009, for the period from March 9, 2000 (date of inception) through December 31, 2009 and as of December 31, 2008 and 2009 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2005 and 2006 and as of December 31, 2005, 2006 and 2007 have been derived from our audited financial statements which are not included in this Annual Report. In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory.  Parkway remained an indirect wholly owned subsidiary until we sold it in May 2009. Operating results for Parkway have been classified as discontinued operations for all presented periods. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Period from March 9, 2000 (date of inception) through December 31,
	2009	2008	2007	2006	2005	2009
	(In thousands, except share and per share data)
Consolidated Statement of Income:
Revenues:	$150	$-	$-	$-	$-	$150

Cost of revenues	339	-	-	-	-	339
Gross loss	189	-	-	-	-	189

Consolidated Statements of Operations:
Operating expenses:
Research and development	6,552	8,705	6,400	4,781	3,173	34,756
Marketing and business development	4,451	2,177	1,742	1,504	865	11,169
General and administrative	3,605	3,189	2,903	1,860	1,145	14,131
Total operating expenses	14,608	14,071	11,045	8,145	5,193	60,056
Operating loss	14,797	14,071	11,045	8,145	5,193	60,245
Financial expenses (income), net	(45)	(5,449)	3,616	(538)	660	(1,379)
Loss from continuing operations	14,752	8,622	14,661	7,607	5,843	58,866
Net loss from discontinued operations	1,753	841	-	-	-	2,594
Net loss	$16,505	$9,463	$14,661	$7,607	$5,843	$61,460
Basic and diluted net loss per ordinary share from continuing operations	$1.09	$0.72	$1.32	$2.98	$2.35
Basic and diluted net loss per ordinary share from discontinued operations	$0.13	$0.07	$-	$-	$-
Basic and diluted net loss per ordinary share	$1.22	$0.79	$1.32	$2.98	$2.35
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	13,543,324	12,038,295	11,142,149	2,551,860	2,495,366

	As of December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,329	$13,727	$13,590	$5,228	$4,917
Restricted cash	1,076	643	-	-	-
Short-term bank deposits	3,143	840	112	5,149	-
Marketable securities	2,756	426	8,251	386	-
Trade receivable	72	-	-	-	-
Working capital	8,628	14,004	20,385	11,141	3,645
Total assets	12,743	20,268	26,038	13,243	5,369
Convertible loan	1,500	750	-	-	6,230
Long-term liabilities	3,596	1,615	568	601	122
Total shareholders’ equity (deficiency)	6,842	16,100	23,605	11,099	(2,323)
Capital stock	68,206	61,052	59,011	31,975	11,008

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

We have concentrated our research and development efforts on diagnostics and therapeutics in the new field of microRNAs. To date, we have commercialized only three diagnostic tests, miRview™ mets, miRview™ meso and miRview™ squamous, and these tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new, and the scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus solely on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in commercializing our existing diagnostic tests or developing and commercializing additional microRNA-based tests or products, our business may fail.

Because we have a short operating history, there is a limited amount of information about us upon which our business and prospects can be evaluated.

Our operations began in 2000, and we have only a limited operating history upon which our business and prospects can be evaluated. In addition, as an early-stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to successfully:

•	build and maintain a strong intellectual property portfolio;

•	execute development activities using an unproven technology;

•	execute marketing and distribution activities;

•	continue to develop and maintain successful strategic relationships;

•	manage our spending while costs and expenses increase as we expand our efforts to discover, develop and commercialize diagnostics and therapeutics based on microRNAs; and

•	gain commercial and, if applicable, regulatory acceptance of our tests and products.

If we are unsuccessful in accomplishing these objectives, we may not be able to raise capital, develop tests or products, expand our business or continue our operations.

We have a history of losses and may never be profitable.

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2009, we had an accumulated deficit of $61.5 million. We had a net loss after discontinued operation of $16.5 million for the year ended December 31, 2009. Our net loss before discontinued operation for the year ended December 31, 2009 was $14.8 million. Furthermore, we do not expect to generate significant revenues from the sale of diagnostics or therapeutics in the near future. We anticipate that the majority of any revenues we generate over the next several years will be from our existing and future collaborations and licensing arrangements and the sale of diagnostic tests using our microRNA technology, including our currently marketed tests. We cannot be certain, however, that our existing collaborations will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including our currently marketed tests, will be successfully commercialized. If we are unable to secure significant revenues from collaborations and the sale of tests or products, we may be unable to continue our efforts to discover develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

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

Based on our current operating plans, we expect our existing funds, including the approximately $4.65 million of net proceeds from the sale of our ordinary shares in January 2010, will be sufficient to fund operations for at least the next twelve months.  If, however, our estimates are incorrect, we may need to modify our operating plan. We will be required to seek additional funding in the future and intend to do so through collaborative arrangements and public or private equity offerings and debt financings. However, additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, tests or products in development or approved tests or products that we would otherwise pursue on our own.

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

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the U.S., Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of February 15, 2010, our patent portfolio included a total of six issued U.S. patents, 90 pending patent applications worldwide, consisting of 37 U.S. patent applications, eleven of which received notice of allowance, 17 PCT applications, eleven applications that were nationalized in Europe, ten applications nationalized in Israel, four applications nationalized in Japan and Canada, five applications nationalized in Australia, and one application that was nationalized in China and India. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. Furthermore, the standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable, so even issued patents may not be valid or enforceable against third parties.

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

We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business, such as our agreements with The Rockefeller University, Max Planck Innovation GmbH, or Max Planck, and Johns Hopkins University. We intend to enter into additional licenses of intellectual property with third parties in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications which we have licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical tests or products for sale, which could adversely affect our competitive business position and harm our business prospects. Our current material license agreements contain the following patent enforcement provisions:

•
under our license agreements with The Rockefeller University, if Rockefeller University fails to enforce the patents we licensed, we have the right to enforce the patents and pursue litigation against any infringement of such patents;

•	under our license agreement with Max Planck for diagnostic purposes, we have the responsibility to assist in the prosecution of any patent infringement actions undertaken by Max Planck;

•	under our license agreement with Max Planck for research purposes, Max Planck controls the filing, prosecution, maintenance and abandonment of all patents; and

•
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

Risks Related to Development, Clinical Testing and Regulatory Approval of Diagnostics and Therapeutics

We and others who may develop diagnostic tests applying our microRNA technology are subject to a variety of regulatory frameworks.

We and others who may develop diagnostic tests based on our microRNA technology are subject to a variety of laws enforced by the federal government and the states in which they, and we conduct, or will conduct, business, including the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and state clinical laboratory licensure laws and regulations, and the Federal Food, Drug, and Cosmetic Act and related regulations. The growth of our business may increase the potential of violating these laws. Any action brought against us, or any business partners, for violation of these laws or regulations, even if we or they successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If their or our operations are found to be in violation of any of these laws and regulations, they or we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, and they or we could be required to curtail or cease operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we do not comply with governmental regulations applicable to our CLIA-certified laboratory, we may not be able to continue our operations.

The operations of our laboratory in Philadelphia are subject to regulation by numerous federal, state and local governmental authorities in the United States. The laboratory holds a CLIA certificate of compliance and is licensed by the Commonwealth of Pennsylvania, which enables us to provide testing services to residents of most other states.  We have also obtained licenses from California, Maryland, Rhode Island, Pennsylvania, and Florida, and plan to obtain licenses from other states as required.

Failure to maintain state regulatory compliance, or changes in state regulatory schemes, could result in a substantial curtailment or even prohibition of the operations of our laboratory and could have a material adverse effect on our business. CLIA is a federal law that regulates clinical laboratories that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA-certified laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of these laboratories. If we were to lose our CLIA certification or our state licenses, or if they are limited in scope, we would no longer be able to continue our testing operations which would have a material adverse effect on our business.

Any diagnostic tests that may be developed by us or others using our microRNA technology may be subject to regulatory approval, which can be lengthy, costly and burdensome.

Clinical laboratory tests that are developed and validated by a CLIA–certified laboratory for its own use are known as laboratory developed tests, or LDTs.  Our currently marketed tests were launched as LDTs by our CLIA–certified clinical laboratory operating in Philadelphia, Pennsylvania. We expect that any future LDTs will also be launched at our CLIA-certified laboratory. While in vitro diagnostic tests that are sold as test kits are subject to clearance or approval by the U.S. Food and Drug Administration, or FDA, most LDTs which are provided as a testing service currently are not subject to this type of FDA regulation.

Although our currently marketed tests were, and future clinical laboratory tests applying our microRNA technology are being, developed as LDTs, these tests may fall under more extensive FDA regulation in the future.  In September 2006, the FDA issued draft guidance on a new class of tests called “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. Under this draft guidance, some LDTs, including our currently marketed tests and other tests that we may develop, may be determined to be IVDMIAs and could be classified as Class II or Class III medical devices, which would require FDA pre-market review or approval.  In July 2007, the FDA posted revised draft guidance on IVMDIAs.  The FDA has indicated that it intends to finalize this guidance, but it is not clear when it will be finalized and whether it will remain a guidance document or be promulgated as a regulation.

We cannot provide any assurance that FDA regulation, including pre-market review or approval, will not be required in the future for LDTs applying our microRNA technology. If pre-market review or approval is required, our business could be negatively impacted because our CLIA-certified laboratory may be required to stop offering these LDTs pending pre-market clearance or approval.

Diagnostic tests based on our microRNA technology may require clinical trial testing, which can be lengthy, costly and burdensome.

If the FDA decides to require pre-market clearance or approval of tests based on our microRNA technology, it may require us to perform clinical trials prior to submitting a regulatory marketing application. If we or laboratories licensing our microRNA technology are required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase development costs and delay commercialization. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population and the nature of the disease or condition being studied. It also may be necessary to engage contract research organizations, or CROs, to perform data collection and analysis and other aspects of these clinical trials, which might increase the cost and increase the time to completion.

We may be unable to obtain regulatory approval of any therapeutic product that we or a collaborator may develop.

Any therapeutic product that we or our collaborators may develop will be subject to extensive governmental regulations including those relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review process are required to be successfully completed in the United States and in many foreign jurisdictions before a new therapeutic product can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain FDA and other approvals for therapeutic products is unpredictable but typically exceeds several years. It is possible that none of the therapeutic products we or our collaborators may develop will obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them.

Furthermore, the FDA has not yet established any definitive policies, practices or guidelines in relation to the newly discovered class of therapeutic products we seek to develop. The lack of such policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we or our collaborators may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the approval of therapeutic products. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular therapeutic product.

Furthermore, any regulatory approval to market a therapeutic product may be subject to limitations on the indicated uses. These limitations may limit the size of the market for the therapeutic product. Any therapeutic product that we or our collaborators may develop will also be subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement among other things. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Therefore, approval by the FDA of a therapeutic product does not assure approval by regulatory authorities outside the United States or vice versa.

We have no experience in conducting, managing or sponsoring clinical trials for potential therapeutic products.

We have no experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for any therapeutic product, and we intend to rely on third parties such as CROs, medical institutions and clinical investigators to perform these functions.  Our reliance on third parties for clinical development activities reduces our control over these activities.  Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them or the data that they provide could be rejected, all of, which may result in a delay of the affected trial.

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

If we do not comply with laws regulating the use of human tissues, our business could be adversely affected.

We use human tissue samples for the purpose of development and validation of our tests. Our access and use of these samples is subjected to government regulation, in the U.S., Israel and elsewhere and may become subject to further regulation. For example, the Israeli Ministry of Health requires compliance with the principles of the Helsinki Declaration, the Public Health Regulations (Clinical Trials in Human Subjects) 1980, the provisions of the Guidelines for Clinical Trials in Human Subjects and the provisions of the current Harmonized Tripartite Guideline for Good Clinical Practice. Our failure to comply with these or similar regulations could impact our business and results of operations.

Risks Related to Competition and Commercialization

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing.  Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we and others who may develop products based on our microRNA technology are targeting or may target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We and others who may develop products based on our microRNA technology may also face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we and others who may develop products based on our microRNA technology will also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNA technologies. We are aware of several other companies that are working to develop microRNA-based diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., the Celera Corporation, Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. Any of these companies may develop microRNA-based tests or products more rapidly and more effectively than we or our collaborators will.  If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we and others who may develop products based on our microRNA technology may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

Health insurers and other third-party payors may decide not to cover our diagnostic products or may provide inadequate reimbursement, which could jeopardize our commercial prospects.

In the United States, private and government payors decide whether to cover a new diagnostic test, the amount that it will pay for a covered test and the specific conditions for reimbursement.  Each third-party payor makes its own decision about which tests it will cover and how much it will pay, although many payors will follow the lead of Medicare.  As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of each of our tests to each payor separately, with no assurance that approval will be obtained.  If third-party payors decide not to cover our diagnostic tests or if they offer inadequate payment amounts, our ability to generate revenue from our diagnostic tests could be limited.  Even if one or more third-party payors decides to reimburse for our tests, a third-party payor may stop or lower payment at any time, which would reduce revenue.  We cannot predict whether third-party payors will cover our tests or offer adequate payments. We also cannot predict the timing of such decisions.  In addition, physicians or patients may decide not to order our tests if third-party payments are inadequate, especially if ordering the test could result in financial liability for the patient.

In the United States, the American Medical Association assigns specific Current Procedural Terminology, or CPT, codes, which are a medical nomenclature used to report medical procedures and services under public and private health insurance plans.  Once the CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, establishes reimbursement payment levels and coverage rules for Medicare, and private payors establish rates and coverage rules independently.  We cannot guarantee that any of our tests will receive its own CPT code and will be approved for reimbursement by Medicare or other third-party payors.  Additionally, any or all of our diagnostic tests developed in the future may not be approved for reimbursement or may be approved at a level that limits our commercial success.

In addition, payment for diagnostic tests furnished to Medicare beneficiaries in most instances is made based on a fee schedule set by CMS. In recent years, payments under these fee schedules have decreased and may decrease more, which could jeopardize our commercial prospects.  Reimbursement decisions in the European Union and in other jurisdictions outside of the United States vary by country and regions and there can be no assurance that we will be successful obtaining adequate reimbursement.

Changes in healthcare policy could subject us to additional regulatory requirements that may interrupt possible commercialization of our proposed products and increase our costs.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the United States federal and many state governments. We have developed our product development and commercialization strategy based on existing healthcare policies. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially interrupt the sales of future diagnostic tests, increase costs and divert management’s attention.

There are a number of initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of, and the reimbursement for healthcare services in the United States. These initiatives range from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under government funded programs, to minor modifications to existing programs. Government payors, such as Medicare and Medicaid, as well as private payors, have increased their efforts to control the cost, utilization and delivery of healthcare services.  Cost containment measures and healthcare reforms could adversely affect our ability to sell our products and could adversely affect our revenues.

In late 2009, the House of Representatives and the Senate passed various health reform bills that, if enacted into law, would, among other things, require most individuals to have health insurance, establish new regulations on health plans, create insurance pooling mechanisms and a government health insurance option to compete with private plans and other expanded public health care measures.  Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government’s role in the U.S. healthcare industry may lower reimbursements for our product candidates, reduce medical procedure volumes and adversely affect our business.  The ultimate content or timing of any future healthcare reform legislation, and its impact on us, is impossible to predict. If significant reforms are made to the healthcare system in the United States, or in other jurisdictions, those reforms may have an adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Dependence on Third Parties

We are largely dependent upon Prometheus and our distributors for the success of commercialization of our three current diagnostic tests, miRview™ mets, miRview™ meso and miRview™ squamous.

In April 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc. pursuant to which Prometheus has the exclusive right to develop and commercialize miRview™ mets, miRview™ meso and miRview™ squamous tests in the United States.  These tests are now offered  by Prometheus in the United States under the brand names ProOnc TumorSourceDx™, ProOnc MesotheliomaDx™ and ProOnc SquamousDx™. In addition, we currently have the following distribution agreements relating to these tests:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to distribute these tests in Turkey and Israel;

•	with Warnex Medical Laboratories, a division of Warnex, Inc., pursuant to which Warnex has the exclusive right to distribute these tests in Canada;

•	with Super Religare Laboratories Limited (SRL), pursuant to which SRL has the exclusive right to distribute these tests in India, Saudi Arabia, Qatar and the United Arab Emirates;

•	with AXA Diagnostics, pursuant to which AXA has the exclusive right to distribute these tests in Italy; and

•	with Genetic Technologies Limited (GTL), pursuant to which GTL has the exclusive right to distribute these tests in Australia, New Zealand and Singapore.

We are largely dependent upon Prometheus and our distributors for the commercial success of these tests.

The potential revenues from these agreements consist of contingent payments, including milestone and royalty payments.  These payments will depend upon our collaborators’ ability to devote the necessary resources to successfully commercialize these tests. In addition, if either Prometheus or any one of our distributors were to breach or terminate its agreement with us, the commercialization of these tests could be adversely affected because we may not have sufficient financial resources or capabilities to successfully commercialize these tests on our own or find other partners. Under our agreement with Prometheus, Prometheus can terminate the agreement (either entirely or as to one or more licensed tests) by providing six months’ written notice to us.

If Prometheus or any one of our distributors  does not devote sufficient time and resources to the collaboration or if either collaboration is breached or terminated, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected.

We face a number of risks related to our license and collaboration arrangement with Prometheus.

In addition to the risks described above relating to our dependence on Prometheus for the commercialization of certain diagnostic tests in the United States, we face some additional risks relating to our agreement with Prometheus.  Under the terms of the agreement, we have agreed not to participate in the commercialization of any directly competitive diagnostic tests in the United States.  We share decision making authority with Prometheus with respect to all matters pertaining to the development of diagnostic tests by Rosetta outside the United States that would affect the tests licensed to Prometheus inside the United States, which could potentially include certain regulatory and development matters. If Prometheus or we become aware of third party patents that could block the commercialization of the licensed diagnostic tests in the United States, we may be required either to modify the tests to avoid potential infringement or obtain, or assist Prometheus in obtaining, a patent license.  Prometheus may be permitted to reduce its royalty payments to us if Prometheus must make payments to a third party in connection with the licensed diagnostic tests.  In addition, while Prometheus has commercially launched three of the licensed diagnostic tests in the United States, we have not yet finalized the plan for, and have not begun, the development program contemplated in our license and collaboration agreement with Prometheus.

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

We currently have limited sales, marketing or distribution experience. We will need to rely on our collaborators or other third parties to commercialize our current tests and any future LDTs we may develop, or we will need to internally develop such capabilities. We have limited control over the sales, marketing and distribution activities of our collaborators, and our future revenues will depend on the success of the efforts of our collaborators. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, and we will face a number of additional risks, including:

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

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates our CLIA-certified laboratory in Philadelphia, Pennsylvania. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

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

Under the current rules of the SEC, we are now required to comply with the management assessment of internal control over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002. We have evaluated our internal control systems to allow management to report on our internal control over financial reporting. We have not identified any internal control deficiencies that constitute a “material weakness” under applicable SEC and Public Company Accounting Oversight Board rules and regulations or that otherwise would materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We cannot guarantee that we or our auditors will not identify material weaknesses or significant control deficiencies in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports, which will be required starting next year, regarding the effectiveness of our internal control over financial reporting.

Risks Related to Israeli Law and Our Operations in Israel

If we are deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and there may be negative tax consequences for holders of our ordinary shares who are U.S. residents and do not make certain timely tax elections.

We are deemed to be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. We are also deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that we were a PFIC in 2003, but not in 2004 or 2005. We were a PFIC in 2003, 2006 and 2007. We believe that we should not be treated as a PFIC for 2008 and 2009. We nevertheless recognize that there are significant areas of uncertainty in the PFIC rules and the IRS may not agree with our belief. Accordingly, for any U.S. shareholders who held our ordinary shares during 2006 or 2007, or holds shares in any subsequent year that we are deemed a PFIC that does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain recognized by a U.S. shareholder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, “excess distributions” and gains on a disposition of our ordinary shares would be taxed at the highest rates applicable to ordinary income, rather than the potential 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation and to long-term capital gains to non-corporate taxpayers. PFIC status is determined annually and cannot be definitively determined until the close of the year in question. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it might be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who held or hold ordinary shares during a period when we are a PFIC (including 2003, 2006 and 2007) will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election.

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

Many of our male employees in Israel, are obligated to perform military reserve duty annually for extended periods of time through the age of 45 (or older for citizens with certain occupations) and, in the event of a military conflict, could be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.

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

Our directors and executive officers, together with their affiliates, currently hold, in the aggregate, approximately 10.8% of our outstanding ordinary shares. This concentration of ownership may harm the market price of our ordinary shares by:

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

ITEM 4. INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

History

We were incorporated under the laws of the State of Israel on March 9, 2000 as Rosetta Genomics Ltd., an Israeli company. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended. Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-73-222-0700. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 3711 Market Street, Suite 740, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 382-9000. Rosetta Genomics Inc. serves as our agent for service of process in the United States. On February 4, 2010, we established Rosetta Green Ltd., an Israeli Company, which is a controlled subsidiary. Our web site address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

On July 22, 2008, through Rosetta Genomics Inc., we purchased all of the shares of Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory, for an aggregate purchase price of $2,900,000 (not including $207,000 of transaction expenses), consisting of $1,900,000 in cash and $1,000,000 of our ordinary shares, plus an additional $300,000 payable upon the achievement of certain milestones, which were not met.  Parkway remained an indirect wholly owned subsidiary until May 18, 2009, when we sold Parkway for up to $2,500,000, to be paid as a fixed percentage from the revenues over six years. With its CLIA certification, Parkway helped us to obtain CLIA certification for our laboratory in Philadelphia, Pennsylvania.

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $245,000 in 2009, $421,000 in 2008, and $784,000 in 2007. Our capital expenditures during 2009, 2008, and 2007 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities. During 2010, we established a new unit in our CLIA-approved laboratory in Philadelphia to process tests based on microarray technology. The capital expenditure for this unit was approximately $360,000.

B.  BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic tests based on a recently discovered group of genes known as microRNAs. MicroRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in normal function and in various pathologies. We have established a CLIA-certified laboratory in Philadelphia, which enables us to develop, validate and commercialize our own diagnostic tests applying our microRNA technology.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers. In late-2008, we launched our first three diagnostic tests applying our microRNA technology:

1.      miRviewTM mets - for identification of  the origin of the primary tumor of metastases;
2.      miRviewTM squamous - for differentiating squamous from non squamous non-small cell lung cancer; and
3.      miRviewTM meso - for differentiating mesothelioma from other carcinomas in the lung and pleura.

In April 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc. pursuant to which Prometheus has the exclusive right to commercialize these tests in the United States.  These tests are now offered by Prometheus in the United States under the brand names ProOnc TumorSourceDx™, ProOnc SquamousDx™ and ProOnc MesotheliomaDx™. In addition, we currently have distribution agreements with respect to these tests covering Australia, Canada, India, Israel, Italy, New Zealand, Qatar, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.  Our goal is through distribution agreements to provide access to our products to up to 1.5 billion people around the globe by the end of this year.

We have recently prioritized the development of five new microRNA-based tests, including the following three tests being developed for launch potentially within the next two years:

•
Second-generation miRview mets.  We are working to expand the utility of our current test for cancer of unknown primary.  The current version of this test has a tumor panel of 25 cancers.  We are developing a test that is designed to identify a much larger panel of cancer origins.  This test is being developed for potential commercial launch in the second half of 2010.

•
FNA (Fine Needle Aspirate) lung cancer.  We are developing another lung cancer diagnostic for potential commercial launch in the second half of 2011 to differentiate small cell lung cancer from non-small cell lung cancer and to further sub-classify non-small cell lung cancer into squamous or non-squamous.  This test is being developed to leverage our newly developed fine needle aspirate, or FNA, platform technology, which we plan to leverage across several types of tests.

•	Bladder cancer. This test is being developed to predict the risk of superficial bladder cancer becoming invasive with a potential target date for commercialization in late 2011.

In addition, we are developing body fluid-based diagnostic tests, for other potential indication as part of our longer-term pipeline.

MicroRNAs also represent potential targets for the development of novel drugs. We have been working with Regulus Inc. on the development of a therapeutic for the treatment of liver cancer based on inhibiting a microRNA. We have identified a microRNA target, and have shown in in-vivo studies that inhibiting this microRNA significantly reduces tumor growth. We are currently focusing on further analysis of the in-vivo studies and elucidating the relevant cellular pathways of this target microRNA.  The second research period of the collaboration agreement with Regulus expired, and we are currently negotiating with Regulus regarding the structure of this collaboration moving forward.

Background

Rosetta Genomics was founded in 2000 with the belief that what was known as “junk DNA” actually contains hundreds, possibly thousands, of tiny RNA genes that encode small RNA molecules, later termed microRNAs, which play an important role in the regulation of protein production, and hence the onset and progression of disease. In the cell, genes are expressed through information carried from our DNA by messenger RNAs, or mRNAs, which is in turn translated into proteins. Proteins are the building blocks of all living cells. The type of cell, its function, and the timing of its death are determined by which proteins are produced in the cell, and at what quantities and time they are produced. However, the proteins are the end product of a complex process which begins with the genetic code present in DNA. Before a protein is expressed, or produced, relevant parts of the DNA are copied into a mRNA. Each mRNA holds a code with instructions on how to build a specific protein using a process called translation. Although one messenger RNA molecule is capable of translating hundreds of thousands of protein molecules, the number it actually produces is regulated by microRNAs. MicroRNAs have been found to regulate the expression of other genes by binding to the mRNA.

MicroRNAs have been shown to have varying expression levels across various pathological conditions, and thus have significant potential as a new class of highly sensitive and tissue specific biomarkers. We have developed a microRNA discovery process and have demonstrated, in a work published by us in Nature Genetics that the number of human microRNAs is significantly higher than what was previously believed. We have discovered hundreds of biologically validated human microRNAs and dozens of validated viral microRNAs and filed extensive patent applications with claims potentially covering these microRNAs.

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

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based diagnostic tests. Our key business strategies to achieve this goal are as follows:

•
Develop up to five new microRNA-based tests in the near term, and body fluids based diagnostic tests in the long term. We have recently prioritized five new microRNA-based tests that we plan to bring to market during the next two years. We believe all five tests address important unmet medical needs, and combined we believe they have significant commercial potential. Moreover, we have already identified microRNA biomarker candidates for each of these five tests. Additionally, we intend to leverage our knowledge and experience to potentially develop body fluids-based diagnostic tests. We believe body-fluid-based tests have the potential to be an important part of our longer-term pipeline.

•
Maximize sales of our first three commercial tests through geographic partners.  We plan to maximize revenues from our three current commercial tests via corporate relationships.  In April 2009, we entered into a license and collaboration agreement with Prometheus pursuant to which they have the exclusive right to commercialize miRviewTM mets, miRviewTM squamous and miRviewTM meso in the United States.  In addition, to date we have entered into distribution agreements with five distributors, pursuant to which these distributors have the exclusive right to commercialize these tests in their territory. We intend to support the work of these partners while pursuing other partnerships for additional geographies.

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

Our Diagnostic Tests

The Role of MicroRNAs in Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;

•	the exact type of the disease;

•	the severity of the disease;

•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;

•	the monitoring of success of a chosen therapy; or

•	the likelihood of disease recurrence.

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

Current Commercial Tests

In late 2008, we launched the following three tests based on our proprietary microRNA technologies:

•
miRview™ mets – This test is a microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). CUP is a heterogeneous group of cancers that constitutes 3-5% of all cancers and a poor median survival of 6-10 months. Each year approximately 70,000 patients in the United States are diagnosed with CUP. A patient is typically diagnosed with CUP only after undergoing a wide range of tests, including various imaging tests such as x-ray, CT, MRI, and PET, which have failed to identify the origin of the cancer. Presently, the choice of treatment for metastatic cancer is largely dependent on the nature of the primary tumor.  Patients with CUP pose a therapeutic dilemma and treatment is often empiric with a “one treatment fits all” approach. In the era of rapidly growing effective cytotoxic and targeted therapies for known cancers, quicker and more accurate methods to identify the tissue of origin of CUP cancers would permit the use of these therapies, thereby improving the chances of achieving a response and possibly extending the patient’s survival. miRview™ mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin of 25 cancers.

•
miRview™ squamous – This test differentiates squamous from non-squamous non-small cell lung cancer.  Lung cancer is the leading cause of cancer-related death in both men and women worldwide and in the United States. Non-small-cell lung cancer, or NSCLC, is composed mostly from squamous cell carcinoma and adenocarcinoma histological types and accounts for nearly 85% of the lung cancer cases. In the past, the only diagnostic branch point in the classification of lung cancers that carried any therapeutic relevance was the distinction between small cell carcinoma and non-small cell carcinoma.  The recent emergence of novel biological therapies that effectively target specific cellular alterations now demands the most precise classification possible for non-small cell carcinomas.  For example, lung adenocarcinomas are more likely to respond to EGFR tyrosine kinase inhibitors (e.g. erlotinib).  Similarly, antibody therapy (bevacizumab) directed against vascular endothelial growth factor (VEGF) is more effective in the treatment of adenocarcinomas.  Not only is bevacizumab less effective in treating squamous cell lung cancers, but the squamous phenotype is associated with much higher rates of life-threatening pulmonary hemorrhage.  Thus, the distinction of squamous from non-squamous carcinomas is becoming increasingly important.  Current methods for differentiating squamous from non-squamous NSCLC are not standardized, are difficult to reproduce and have an unacceptable level of variability between pathologists and laboratories, as indicated in numerous peer review publications.  miRview™ squamous produces a single score that clearly indicates whether a sample is squamous or non-squamous NSCLC.  It is estimated that about 60,000 lung cancer patients who are candidates for targeted therapy may potentially use this test.

•
miRview™ meso – This test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis.  Malignant pleural mesothelioma, or MPM, is a solid, locally aggressive tumor of the lung pleura that covers and later invades the lung parenchyma, which leads to a severe clinically symptomatic disease. The incidence of mesothelioma has clearly grown in recent years in all developed countries of Western Europe and North America, and most probably in developing countries as well. Exposure to asbestos is still a major factor that contributes to the continuing growth in number of cases. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical.  However, the distinction between mesothelioma and carcinomas that involve the pleura, in particular peripheral pulmonary adenocarcinoma, can be challenging. Because of the inter-observer variations between pathologists, and because of the absence of a single specific and reliable biomarker for the diagnosis of mesothelioma, there is a need for a reliable and objective assay that would help make this distinction with greater confidence. We used microRNA biomarkers we identified to develop miRview™ meso, a molecular assay for the differential diagnosis of mesothelioma. This assay provides a standardized, quantitative alternative to the currently applied methods. The small number of microRNAs needed for classification, the high tissue specificity of these microRNAs and the ease of their determination from archival fixed tissues embedded in paraffin, makes this assay a practical option. The microRNA-based assay that we have developed, uses expression levels of only three microRNAs, and is able to accurately diagnose mesothelioma and distinguish it from lung adenocarcinoma and other malignancies involving the lung and pleura with very high sensitivity and specificity. This assay is simple to perform and highly reliable in its reproducibility.

In April 2009, we entered into a license and collaboration agreement with Prometheus pursuant to which it has the exclusive right to commercialize these tests in the United States.  In addition, we currently have the following distribution agreements relating to these tests:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to distribute these tests in Turkey and Israel;

•	with Warnex Medical Laboratories, a division of Warnex, Inc., pursuant to which Warnex has the exclusive right to distribute these tests in Canada;

•	with Super Religare Laboratories Limited (SRL), pursuant to which SRL has the exclusive right to distribute these tests in India, Saudi Arabia, Qatar and the United Arab Emirates;

•	with AXA Diagnostics, pursuant to which AXA has the exclusive right to distribute these tests in Italy; and

•	with Genetic Technologies Limited (GTL), pursuant to which GTL has the exclusive right to distribute these tests in Australia, New Zealand and Singapore.

All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.  Our goal is through distribution agreements to provide access to our products to up to 1.5 billion people around the globe by the end of this year.

Our Pipeline

We are currently focusing on the development and commercialization of new diagnostic tests based on microRNAs. A substantial part of our research and development efforts is focused on the development of miRveiw™ lung, a microRNA-based test which will be performed on cytology and pathology samples to sub-classify lung cancer. We are also developing a new, improved, miRview™ mets test which will offer a substantial increase in the number of cancer origins it is able to identify. In parallel, we are developing a microRNA-based prognostic test for the risk stratification of patients with non-muscle invasive bladder cancer.

•
miRview™ lung - We are developing a microRNA-based lung cancer classification test for cytology samples, mainly FNA samples. This test would potentially target all newly diagnosed lung cancer patients, estimated to be more than 210K people in the United States annually. This test is being designed to classify primary lung cancers into Neuroendocrine vs. Non Small Cell Lung Cancer (NSCLC) and then further classify NSCLC into squamous vs. non-squamous and Neuroendocrine into Small Cell Lung Cancer (SCLC) vs. carcinoid. The test will be performed by measuring microRNA biomarkers in a sample from the tumor, where the sample can be either a cytology sample or a pathology sample. To date, we have worked on profiling microRNA expression in hundreds of lung cancer FFPE tissue samples (small cell carcinoma, carcinoid, adenocarcinoma, squamous cell carcinoma and large cell carcinoma) and have identified microRNA expression profiles unique to each of the relevant sub-types of lung cancer. Based on these results, we are currently in the process of developing a microRNA-based differential diagnosis test for primary lung cancer.

Lung cancer is the leading cause of cancer-related death in both men and women worldwide and in the United States. In the United States, 219,440 new cases of lung cancer were predicted in 2009 and approximately 159,390 people will die of the disease this year.

For patients with lung carcinoma, the accurate determination of tumor type significantly influences treatment decision. In general, Small Cell Lung Cancer (SCLC), the main sub-type of Neuroendocrine tumors is much more responsive to chemotherapy and consequently this comprises the mainstay of treatment. This is in contrast to NSCLC which is relatively chemoresistant and thus primarily treated with surgical resection for local disease.

Should we be successful in developing this test, we believe it could be commercially available in the United States. through our CLIA-certified lab by late 2011 after studying an independent validation set.  Within this timeframe we also expect to publicly present scientific data on the accuracy of this test.

•
miRview™ mets - We are developing a second generation microRNA-based diagnostic test for the identification of the primary site of metastatic cancer of unknown primary (CUP). CUP accounts for 3-5% of all new cancer cases, and as a group is usually a very aggressive disease with a poor prognosis. The concept of CUP comes from the limitation of present methods to identify cancer origin, despite an often complicated and costly process which can significantly delay proper treatment of such patients. Determining tumor tissue of origin is thus an important clinical application of molecular diagnostics. In this new test we intend to largely extend the number of potential cancer origin in the test, using a microarray-based platform.

Should we be successful in developing this test, we believe it could be commercially available in the United States through our CLIA-certified lab by late third quarter 2010 after studying an independent validation set.  Within this timeframe we also expect to publicly present scientific data on the accuracy of this test.

•
miRview™ bladder - We are developing a new microRNA-based diagnostic test for risk stratification of patients with non-muscle invasive bladder cancer. Bladder cancer is a common urologic cancer. The most common type of bladder cancer in the western world is urothelial carcinoma, formerly known as transitional cell carcinoma (TCC). There are over 70,000 new cases of bladder cancer a year in the United States. 20-30% diagnosed as a muscle invasive disease and 70-80% diagnosed at a superficial stage. The clinical course of bladder cancer carries a broad spectrum of aggressiveness and risk. Low-grade, superficial bladder cancers have minimal risk of progression to death; however, high-grade muscle-invasive cancers are often lethal. To date, Rosetta has profiled the expression of microRNAs in over 160 bladder cancer cases to evaluate the correlation of microRNA signature with patient’s outcome. MicroRNAs showed differential expression in tumors of different stages. More importantly, the expression of several microRNAs was found to be correlated with patient’s prognosis and the progression to tumor invasiveness.

Should we be successful in developing this test, we believe it could be commercially available in the United States through our CLIA-certified lab by late 2011 after studying an independent validation set.  Within this timeframe we also expect to publicly present scientific data on the accuracy of this test.

Long-term pipeline

We believe that body fluid-based tests for cancer are the future of the diagnostics industry and that our highly sensitive and specific platforms are suitable for development of such tests. Thus, we expect to continue to develop body fluids based tests for other potential indications.

Therapeutic Products

MicroRNAs are important regulators of protein production, and as such, they represent potential targets for the development of drugs. Important information about the role of microRNA in a disease can be deduced by mimicking or inhibiting its activity and examining the impact this has on the phenotype of the cell or organism. If mimicking or inhibiting microRNA leads to improvement in disease symptoms, this implies that the target microRNA plays an important role in the disease and thus, can serve as potential drug target.

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

Liver Cancer

Market opportunity. According to Pharmaceutical and Diagnostic Innovation, 2005, hepatocellular carcinoma, or HCC, more commonly referred to as liver cancer, is the fifth most common cancer in the world. The 2009 ACS Report estimated that in 2009, approximately 22,620 new cases would be diagnosed in the United States and approximately 18,160 people would die of the disease. The incidence of HCC is rising principally as a result of the spread of chronic hepatitis C infection, or HCV. The World Health Organization estimates that more than 180 million people in the world, including 3.9 million in the United States, are infected with HCV.

Current treatment. HCC patients have a very low survival rate. Aside from a liver transplant, the best available treatment for liver cancer is to surgically remove the tumor. However, this option is available only to 5- 10% of HCC patients. In November 2007, the FDA approved Nexavar (sorafenib) for use in patients with inoperable HCC. In clinical trials, patients who received Nexavar survived about 3 months longer comparing to control patients. All other available medical treatments remain disappointing. As a consequence of the increasing incidence of the disease, the market for novel HCC drugs represents a high unmet need.

Our strategy. To develop a microRNA-based treatment for HCC, we entered into a collaboration with Isis Pharmaceuticals in January 2006 that had an initial research period of two years. In August 2008, Isis assigned the agreement to Regulus Therapeutics LLC, and we signed an amendment to the agreement in which the initial research period was extended until June 30, 2009.  Isis and Regulus have significant intellectual property rights and expertise relating to technologies for inhibiting RNA molecules, including microRNAs. In the first step of this program we identified candidate microRNA targets for inhibition by studying microRNA expression in HCC  samples. We have identified a total of 100 microRNAs which were tested in vitro. The best 8 potential candidates were chosen for further experiments.

In addition, we established two different mouse models of HCC (subcutaneous xenograft & orthotropic xenograft models) and conducted in vivo experiments resulting in positive results for 3 out of 4 tested microRNA inhibitors. We are currently concentrating on one microRNA inhibitor as our lead candidate, aiming at understanding the underlying pathway of its activity.  This program is still in the early stages of development, and we can provide no assurance that we will be successful in developing, receiving regulatory approval for and commercializing a therapeutic product for the treatment of liver cancer. The initial research period of the collaboration agreement expired on June 30, 2009.  We are discussing with Regulus various alternatives for the future of this collaboration, however, we can provide no assurance as to the outcome of such discussions.

Ovarian Cancer

Market opportunity. Ovarian cancer is the eighth most common type of cancer, and the fifth leading cause of cancer death in women. According to the National Cancer Institute new cases and deaths from ovarian cancer in the United States in 2009 are estimated to be 21,550, and [Missing Graphic Reference]14,600, respectively.  In 2008 there were around 22,000 cases in the US and 61,000 cases in Europe. More than half of ovarian cancer patients are diagnosed at advanced-stage disease (stage III or IV), and the 5-year survival rate is less than 10% for platinum-based therapy.

Current treatment. Therapy can include:

•	Surgery - salpingo-oophorectomy to remove the ovaries and fallopian tubes

•
Chemotherapy - In most cases, the chemotherapy is Intra Venous (IV) and includes a platinum-based drug in combination with taxane. Recently, intraperitoneal, or IP, chemotherapy, which is delivered directly into the abdomen, was tried with success in ovarian cancer patients and showed improved survival for combination therapy with a platinum-based drug and a taxane-based drug.

•	Radiation therapy - the use of high-energy x-rays or other types of radiation to kill cancer cells.

Our strategy. Our strategy is to develop a microRNA inhibitor, to potentially be used as an IP treatment for ovarian cancer patients after salpingo-oophorectomy. Such a microRNA inhibitor would be developed to specifically inhibit a microRNA that is involved in proliferation of ovarian cells, and therefore reduce cell proliferation. Targeted cells would be residual ovarian cancer cells in the abdominal cavity where most ovarian cancer metastasis occur. In order to develop a microRNA-based treatment for ovarian cancer, we have first identified candidate microRNA targets for inhibition. We chose microRNAs that were over-expressed in ovarian tissue (both tumor and normal) as compared to other normal tissues. We then selected from the list of candidates the ones having a greater potential of being a drug target, using a proliferation assay for cells treated with a specific microRNA inhibitor. We have run this assay for all candidates. The most potent microRNA inhibitors will be tested in a mouse model of ovarian intra-peritoneal metastasis. We are currently at the stage of choosing the most potential microRNA for inhibition. We are also looking for collaborations with companies with abilities to synthesis anti-miR with appropriate chemical modifications.

Rosetta Green

Rosetta Green Ltd. is a subsidiary we have established to leverage our capabilities into the areas of cleantech and plant biotech by using our proprietary microRNA technologies to develop plants and algae more suitable for various applications such as improved feedstocks for biofuels and advanced agriculture. Prior to the establishment of the Rosetta Green subsidiary, our efforts in this field were through a separate Rosetta Green project. Research at the Rosetta Green project has been shown to develop algal strains with potentially increased oil content, to discover potential novel microRNAs from commercially-important algae and to identify drought-regulated microRNAs in plants.

On September 24, 2008, we signed a convertible note purchase agreement with certain private investors in order to provide separate funding for our Rosetta Green project, in an amount of up to $2,500,000. To date, the investors have invested a total amount of $1,500,000, in two tranches. The notes are convertible upon the establishment of a subsidiary by us for the Rosetta Green project.  We established Rosetta Green Ltd. in February 2010, and we are now in the process of converting the convertible notes we issued to the investors into a number of Rosetta Green Ltd. ordinary shares as is obtained by dividing the principal amount of the note by a price per share reflecting a fully-diluted pre-money valuation equal to $5,000,000. Once the shares are issued, we will own approximately 61.0% of Rosetta Green Ltd. on a fully diluted basis.

Collaborations and Partnerships

License and Collaboration Agreement with Prometheus Laboratories Inc.

On April 10, 2009, we entered into a license and collaboration agreement with Prometheus Laboratories Inc., under which we agreed to exclusively license and sublicense to Prometheus certain rights related to our current microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso (hereinafter referred to as the “Cancer Diagnostic Tests”), including the rights to certain software developed by us and related to the miRview ™ mets product. We also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostic Tests and to develop two new microRNA-based gastroenterology tests (hereinafter referred to as the “GI Products”). Prometheus has commercially launched the Cancer Diagnostic Tests in the United States under the brand names ProOnc TumorSourceDx™, ProOnc MesotheliomaDx™ and ProOnc SquamousDx™.  We continue to work with Prometheus to finalize the development plan for the further development of the Cancer Diagnostic Tests and the development of the GI Products under the development program contemplated in the license and collaboration agreement.

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

On April 10, 2009, we also entered into a stock purchase agreement with Prometheus. Under this agreement, on April 27, 2009, Prometheus purchased 2,000,000 of our ordinary shares at a price of $4.00 per share in a private placement transaction. In addition, under the terms of the purchase agreement, so long as Prometheus or its affiliates continue to hold at least 50% of these shares, Prometheus is entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, Prometheus has the right to participate in future offerings of our securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.

Academic Collaborations

Our strategy is to collaborate with leading academic and medical institutions to provide us with additional research capabilities in the field of microRNAs. For example, we have signed an agreement with the CBR Institute for Biomedical Research, an academic affiliate of the Harvard Medical Center, to study the role of microRNAs in hematopoeisis. This collaboration resulted a paper in a leading journal (see Navarro, F. et al. miR-34a contributes to megakaryocytic differentiation of K562 cells independently of p53. Blood (2009)). This invention is protected by a patent application. We have also signed an agreement with Yeda Research and Development Company, Ltd., the technology transfer company of the Weizmann Institute of Science, to investigate at the Weizmann Institute the role of microRNAs in a variety of cancers. We have the exclusive right to commercialize the results of this research, and this collaboration resulted a paper in a leading journal (see Raver-Shapira, N. et al. Transcriptional Activation of miR-34a Contributes to p53-Mediated Apoptosis. Mol Cell (2007)). This invention is protected by a patent application.

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

As of February 15, 2010, we had six issued U.S. patents and 90 pending patent applications in the microRNA field: 37 U.S. applications, eleven of which have received a notice of allowance, seventeen PCT applications, eleven applications that were nationalized in Europe, ten applications nationalized in Israel, four applications nationalized in Japan, and Canada, five applications nationalized in Australia, and one application that was nationalized in China, and India. Of these patent applications, 68 claim human microRNAs, 12 claim viral microRNAs, seven contain claims related to our discovery process, and three plant applications. Thirty-five applications contain claims directed to Cancer of Unknown Origin (CUP), lung, liver, bladder, small intestine, breast, colon, ovarian, thyroid, melanoma, lymphoma, kidney, urothelial, adrenal, gastric, mesothelioma, prostate, testicular, stomach and pancreas cancer diagnostic applications; and ten contain claims directed to glioblastoma, liver cancer, hematopoietic malignancies therapeutic applications.

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

Second Tier: Composition-of-Matter Patents on Biologically Validated MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, microRNAs claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. We have filed 35 patent applications with composition-of-matter claims related to validated microRNAs and we expect to file additional second tier applications in the future.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. In the future, we expect that this tier of patent applications will include applications which we will file ourselves and those that we will file jointly with academic, medical and commercial partners with whom we collaborate. We have filed 45 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $960,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than 30 days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing sixty days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $690,000 in aggregate annual license maintenance fees over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than 30 days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing 60 days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

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

The agreement will terminate upon the later of the expiration or abandonment of the last patent to expire or become abandoned. If no patent ever issues, the agreement will terminate ten years after the first commercial sale of the first licensed product. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $440,000 in aggregate minimum annual royalty over the term of this agreement. Rockefeller has the right to terminate the agreement if we are more than 30 days late in meeting our payment obligations and do not pay in full within ten days of Rockefeller’s written demand; or upon our uncured material breach. We can terminate the agreement by providing 60 days written notice to Rockefeller, ceasing all use of the licensed products, terminating any sublicenses granted under the agreement and paying all amounts owed to Rockefeller through the date of termination.

License Agreement with Max Planck Innovation GmbH (Diagnostics)

In June 2006, we entered into a royalty-bearing, co-exclusive, worldwide license agreement with Max Planck Innovation GmbH, or Max Planck, the technology transfer agency of the Max Planck Society. This agreement was amended and restated in March 2009.  Under this agreement, we licensed from Max Planck the rights to its proprietary microRNAs for diagnostics purposes. The agreement covers microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs, discovered by the researchers of the Max-Planck-Institute for Biophysical Chemistry in Goettingen. In consideration for this license, we paid an initiation fee, and are required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of our revenues from any sublicenses.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $562,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $346,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing tests and products, we also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., the Celera Corporation, Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. We believe the key competitive factors affecting the commercial success of our potential tests and products will be:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals, if required, for these tests and products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	reimbursement coverage; and

•	patent position.

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

In addition to CLIA certification, laboratories offering clinical testing services are required to hold certain federal, state and local licenses, certifications and permits.  Clinical laboratories are licensed by the states in which they are located.  In addition, some states require any clinical laboratory that analyzes samples from residents of that state to also be licensed by it.  Many CLIA-certified laboratories also seek accreditation by the College of American Pathologists, or CAP, and licensure by states that require that state specific licensure for a laboratory that intends to test clinical samples from residents of that state. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can often be used to meet CLIA and state certification requirements.

Food and Drug Administration

Laboratory Developed Tests

Although the FDA has consistently claimed that it has the regulatory authority to regulate laboratory-developed tests that are validated by the developing laboratory and has imposed labeling requirements for the results of tests utilizing analyte-specific reagents, it has generally exercised enforcement discretion in not otherwise regulating most tests developed, validated and performed by high complexity CLIA-certified laboratories.  In recent years, the FDA indicated that it was reviewing the regulatory requirements that will apply to laboratory-developed tests, and in September 2006, the FDA published a draft guidance document, which it revised in September 2007, or the Draft Guidance, that may be relevant to tests we develop.  The Draft Guidance describes the FDA’s current position regarding potential regulation of In Vitro Diagnostic Multivariate Index Assays, or IVDMIAs, and the revision provided additional examples of the types of tests that would be subject to the Draft Guidance.  If the Draft Guidance is finalized in its current form, manufacturers of laboratory-developed IVDMIAs that were being marketed at the time of publication of the final guidance document would be required to submit a 510(k) or PMA within 12-months of that publication. An IVDMIA is a test system that employs data, derived in part from one or more in vitro assays, and an algorithm that usually, but not necessarily, runs on software, to generate a result that diagnoses a disease or condition or is used in the cure, mitigation, treatment, or prevention of disease.

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

In December 2008, Genentech, Inc. submitted a Citizen Petition to the FDA in which it argued that all in vitro diagnostic tests intended for use in therapeutic decision making be held to the same scientific and regulatory standards regardless of where the test is performed.  Since that time, a number of other companies and organizations have submitted comments supporting or opposing the Citizen Petition.  The FDA is required to rule upon each appropriately filed petition within 180 days of receipt and may approve it in whole or in part, deny it, or provide a tentative response indicating why it has been unable to reach a decision on the petition.  To date, the FDA has not taken any public action with respect to this Citizen Petition, but if it grants the petition, it will likely promulgate regulations which could increase the amount of FDA regulation to which laboratory-developed tests will be subjected.

In Vitro Diagnostics

The type of regulation to which our tests and diagnostics will be subject will depend in large part on how we intend to commercialize them. Diagnostics that will be commercialized through direct product sales as in vitro diagnostic kits will be subject to review by the FDA and must be cleared or approved before they can be marketed. Most tests that are offered as LDTs by a CLIA-certified laboratory have generally not been subject to regulation by the FDA.

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

510(k) Premarket Notification. A 510(k) notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days.  Most 510(k)s do not require clinical data for clearance, but a minority will.  Requests for additional data, including clinical data, will increase the time necessary to review the notice.  If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed.  Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device.

Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process.  A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose.  If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review.  If the PMA is complete, the FDA will file the PMA.  The FDA is subject to a performance goal review time for a PMA is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved.  Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved.

Any products sold by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products.  Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies.  Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

European Regulations

In the European Union, IVD medical devices are regulated under EU-Directive 98/79/EC, or the IVD Directive, and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.

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

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, and applicable clinical data or literature, among other things, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to, among other things, safety concerns or non-compliance.

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

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications.  The FDA initially reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA or BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee.

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

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive United States protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearing houses, and healthcare providers which conduct certain healthcare transactions electronically. Covered Entities must have in place administrative, physical, and technical safeguards to guard against the misuse of protected health information. Additionally, some state laws impose privacy protections more stringent than HIPAA. Most of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are Covered Entities and must obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We are not presently a Covered Entity subject to HIPAA; however, we may become a Covered Entity in the future. Presently, we serve as a “business associate” to certain Covered Entities and as a subcontractor of certain business associates.  “Business associates” are organizations providing services to Covered Entities involving the use and disclosure of protected health information.  Business associate subcontractors provide services to business associates, also involving the use and disclosure of protected health information.  HIPAA requires a business associate to sign a specific agreement (called a “Business Associate Agreement”) and to provide assurances that it will safeguard protected health information in accordance with HIPAA standards in the course of providing services.  Business associate subcontractors must agree in writing to abide by the same standards applicable to business associates.

On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009.  HITECH amends HIPAA and, among other things, creates significant new regulatory compliance obligations for business associates.  Additionally, HITECH expands and strengthens HIPAA enforcement, imposes new penalties for noncompliance and establishes new breach notification requirements for Covered Entities and business associates.

HITECH requires business associates to comply with HIPAA security standards in the same way and to the same extent as a Covered Entities.  HITECH also requires business associates to notify Covered Entities upon discovery of a breach of protected health information that has not been secured in accordance with standards set by the U.S. Department of Health and Human Services, or HHS.   In the event of a breach, Covered Entities must notify affected individuals, report the breach to HHS, and in some cases, publish information about the breach in local or prominent media outlets.  Consequently, business associates and business associate subcontractors must ensure that breaches of PHI are promptly detected and reported in order to provide timely notification facilitating required Covered Entity disclosures.

Under HITECH, both Covered Entities and business associates are directly subject to prosecution or administrative enforcement and increased civil and criminal penalties for HIPAA violations and both Covered Entities and business associates are subject to audit by the Office of Civil Rights, the agency responsible for HIPAA enforcement.  Business associate subcontractors face contractual liability for noncompliance.

Our activities must also comply with other applicable privacy laws. For example, there are international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue samples and associated patient information could significantly impact our business and our future business plans.

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

Compliance with Fraud and Abuse Laws

In the future, we will have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations.  Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers' compensation programs and TRICARE.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:

•	the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or

•	purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.

The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value.  In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.  Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued regulations, commonly known as "safe harbors."  These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including medical device manufacturers, that they will not be prosecuted under the Anti-Kickback Statute.  Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued.  However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.  The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation.  In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs.  In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws.  Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions.  In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.

Physician Self-Referral Laws

The federal ban on physician self-referrals, commonly known as the "Stark Law," prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member of the physician has any financial relationship with the entity.  The Stark Law also prohibits the entity receiving the referral from billing for any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts.  A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme.  The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per service and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws.  Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions.  In some states these anti-referral laws apply not only to payment made by a federal health care program but also with respect to other payors, including commercial insurance companies.  In addition, some state laws require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider even if the referral itself is not prohibited.

Other Fraud and Abuse Laws

The federal False Claims Act, or FCA prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government.  Those found in violation of the FCA can be subject fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim.  Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement.  In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase.  Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law.  The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration.  Typically, exclusions last for five years.

In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid. all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.

Reimbursement

United States

In the United States, payments for diagnostic tests come from several sources, including third party payors such as insurance companies and health maintenance organizations; government health programs such as Medicare and Medicaid; and patients; and, in certain circumstances, hospitals or referring laboratories (who then bill health third-party payors for testing). Although we do not currently bill any U.S. payors for our diagnostic tests, we may do so in the future.

Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are driven, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which is a listing of descriptive terms and identifying codes for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors.

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

While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a covered benefit and, if so, whether it is reasonable and necessary for the diagnosis or treatment of illness and injury. Most third-party payors do not cover experimental services. Coverage determinations often are influenced by current standards of practice and clinical data, particular at the local level. The Centers for Medicare & Medicaid Services, or CMS, which is the government agency responsible for overseeing the Medicare program, has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates in certain years.  For the 2010 calendar year the Clinical Laboratory Fee Schedule, or CLFS, was reduced across all listed tests by 1.9%. Currently, the ceiling for established tests is set at 74% of the median of all contractor fee schedule amounts for a particular test and 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

European Union

In the European Union the reimbursement mechanisms used by private and public health insurers vary by country.  For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

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

Prof. J. Aaron Ciechanover, M.D., D.Sc., Chairman
Professor Ciechanover is a Nobel Prize laureate in Chemistry (2004) and a recipient of the prestigious Lasker Award (2000) for the discovery and recognition of the significance of the ubiquitin system of regulated protein degradation. Professor Ciechanover is a Distinguished University Professor in the Technion-Israel Institute of Technology in Haifa, Israel, and an active researcher in the Cancer and Vascular Biology Research Center in the Faculty of Medicine of the Technion.

Prof. Zvi Bentwich, M.D., Deputy Chairman
Professor Bentwich served as our Chief Scientist from June 2002 until April 2009, and has served as Chairman and Deputy Chairman of our Scientific Advisory Board since 2003. He is a world-renowned authority in AIDS research and is considered one of the leaders and founders of the discipline of Clinical Immunology. Professor Bentwich founded and headed Israel’s largest AIDS center. He is the author of more than 250 scientific publications and has been a member of leading editorial boards and professional bodies, including Chair of the Clinical Immunology Committee of the International Union of Immunological Societies, President of the Israeli Society of Clinical Immunology and Allergy and of the Israel Society of STD. He has been a professor of medicine at the Hebrew University since 1981, and a professor of virology and head of a new center for Infectious Diseases and AIDS at Ben-Gurion University of the Negev since 2004. Professor Bentwich is the father of our founder and board member, Dr. Isaac Bentwich.

Prof. Michael Sela, Ph.D.
Professor Sela, an Israel Prize laureate, was the President of the Weizmann Institute of Science from 1975 to 1985 and served as Deputy Chairman of the Board of Governors of the Weizmann Institute from 1985 to 2004. Prof Sela led the development efforts for Copaxone, Teva’s multiple sclerosis drug.  He is an Institute Professor of Immunology at the Weizmann Institute of Science and is the author of 19 patents.  He has published more than 450 articles in leading scientific journals, including abstracts and book reviews

Prof. Yinon Ben-Neriah, M.D., Ph.D.
Professor Ben-Neriah serves as Professor and Chair in the Department of Immunology, Hebrew University, Hadassah Medical School. He is an elected member of the European Molecular Biology Organization (EMBO) and member of the European  Cancer Forum.

Prof. Gideon Rechavi M.D., Ph.D.
Professor Rechavi is one of Israel’s most honored cancer researchers and an internationally known scientist. He  is the head of the Sheba Cancer Research Center in Israel. Professor Rechavi is the author of numerous papers that have been published in the most distinguished scientific journals such as Nature Medicine, Nature Genetics, Nature Biotechnology, Nature Cell Biology and the Proceedings of the National Academy of Science.

Medical Advisors

We have assembled clinicians in the fields of oncology and women’s health to advise the company on our microRNA-based programs to develop laboratory tests to address the issues facing oncologists and pathologists.

 The current members of our medical advisory board are:

Name	Position/Institutional Affiliation

Prof. Moshe Hod, M.D., Chairman
Professor Moshe Hod is Director of the Maternal Fetal Medicine Division at the Helen Schneider Women’s Hospital, Rabin Medical Center and Professor of Obstetrics and Gynecology at the Sackler Faculty of Medicine, Tel-Aviv University, Israel. Professor Hod was trained in Obstetrics and Gynecology in Israel and later in Perinatal Medicine in leading world-known medical institutions: Hamersmith Hospital, the Royal Postgraduate Medical School, London, UK, and Northwestern University Medical School in Chicago, and the University of Texas in San-Antonio. Professor Hod serves as a member of the Executive Board of Directors, the European Association of Perinatal Medicine (EAPM) and as the Chairman of the Working Group on Diabetes and Pregnancy of the EAPM. He's also the treasurer and a member of the board of directors of the International Association of Diabetes in Pregnancy Study Groups. Professor Hod was the Chairman of the Board of the Diabetic Pregnancy Study Group (DPSG) of the European Association for the Study of Diabetes (EASD) and as a member of the postgraduate educational committee of the EASD. Professor Hod is a Member of the Steering Committee and Regional Director of the Hyperglycemia and Adverse Pregnancy Outcome (HAPO), a National Institutes of Health (NIH) funded study. Professor Hod is the editor of the recently published second edition of the Textbook of Diabetes and Pregnancy, Publishers: Informa Healthcare, London, UK as well as the author of more than 200 scientific publications. Professor Hod has organized and chaired 15 international congresses and given workshops on various aspects of perinatal medicine.

Prof. Harvey I. Pass, M.D., Vice Chairman
Dr. Pass, is Professor of Cardiothoracic Surgery and Surgery, Director of Surgical Research, and Division Chief for Thoracic Surgery and Thoracic Oncology for the NYU School of Medicine. Professor Pass received his undergraduate education from Johns Hopkins University and graduated from Duke University Medical School. He trained in Cardiothoracic Surgery at the Medical University of South Carolina in Charleston. He was a senior staff fellow in the Thoracic Oncology Section at the National Cancer Institute/NIH in Bethesda, Maryland from 1983 to 1986 and became Head of Thoracic Oncology at NCI from 1986 to 1996. Before moving to New York, he was Professor of Surgery and Oncology for Wayne State University and the Karmanos Cancer Institute. He is internationally recognized as an expert in the multidisciplinary management of lung cancer, mesothelioma, esophageal cancer, and the management of pulmonary metastases. He is known for his development of novel clinical trials for the treatment of thoracic malignancies as well as building a strong translational component to his programs with benchwork investigations. Dr. Pass has received the NIH Directors Award, the Presidents Award for Clinical Research at Karmanos Cancer Institute, and the Wagner Medal from the International Mesothelioma Interest Group. He is presently a Board Member of the International Association for the Study of Lung Cancer, the International Mesothelioma Interest Group, the Mesothelioma Foundation, and the Lung Cancer Alliance. Dr. Pass has been recognized as an America’s Top Doctor and Best Cancer Doctor by Castle Connoly’s Guide for the last seven years.

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

David Kelsen M.D.
Dr. David Kelsen is the incumbent of the Edward S. Gordon Chair in Medical Oncology, Chief of Gastrointestinal Oncology, and Member at Memorial Sloan Kettering Cancer Institute, New York.  He is also Professor of Medicine at Weil School of Medicine of Cornell University. Dr. David Kelsen is one of the pre-eminent names in gastrointestinal cancer, and has served on the FDA Oncologic Drugs Advisory Committee among other national committees. His team of researchers is generally regarded as one of the leading teams performing clinical and translational research in gastrointestinal cancers, and he has been the head of numerous cancer clinical trials. He has published over 230 papers in peer-reviewed medical and scientific journals.

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

Prof. Raphael Catane, M.D.
Dr. Catane is Professor and Chairman of the Division of Oncology at The Chaim Sheba Medical Center, Tel Hashomer, Israel. He is the author of more than 120 scholarly articles dealing with such matters as the central action of regitine on blood pressure and MR-guided focused surgery for the palliation of pain in patients with bone cancer. In addition, Dr.  Catane has written dozens of review articles, case reports and book chapters and is a member of the American Society of Clinical Oncology, European Society of Medical Oncology and other leading professional societies involving oncology, radiotherapy and immunology. Previously, Dr. Catane was Director of Clinical Cancer Research at Bristol-Myers Squibb’s Pharmaceutical Research Institute, and Acting Head of the Sharett Institute of Oncology at the Hadassah University Hospital in Jerusalem, Israel. He was educated at Hadassah Medical School in Hebrew University.

Isaac Yaniv, M.D.
Dr. Yaniv is the chairman of the Pediatric Hematology Oncology Division at the Schneider Children’s Medical Center of Israel. He established the first dedicated pediatric bone marrow transplantation unit in Israel and played a leading role as a member of the EUROCORD Group in promoting the field of umbilical cord blood transplantation. Dr. Yaniv is a founding member of the European Neuroblastoma Study Group (SIOPEN) and is a member of the executive committee. Furthermore, Dr. Yaniv established a stem cell research center focusing on homing and seeding as well as pluripotency of stem cells. Dr. Yaniv is Senior Lecturer at the Sackler Faculty of Medicine at the Tel Aviv University and medical director of the Ezer Mizion bone marrow donor registry. Dr. Yaniv has published more than 120 articles in peer-reviewed journals and conducts clinical and molecular research in the field of pediatric malignancies.

Maya Gottfried, M.D.
Dr. Gottfried has earned distinction for her extensive clinical and academic experience. A specialist in medical oncology and radiotherapy, she is currently Head of the Lung Oncology Unit at the Meir Medical Center in Kfar-Saba, Israel. Dr. Gottfried is a member of the Israel Society of Clinical Oncology & Radiotherapy, the European Association for Cancer Research, a faculty member of the European Society of Medical Oncology (ESMO) and a member of the International Association for the Study of Lung Cancer. She has been a valued participant in many clinical trials, several as principal investigator, and has made presentations in major scientific meetings, including the 21st ESMO Congress in Vienna, the ASCO meeting in New Orleans, the 11th World Conference on Lung Cancer in Barcelona, the 1st Congress of Lung Cancer Experts in Hamburg and the Global Cancer Group in Lisbon.

Chaim Putterman, M.D.
Dr. Putterman is Professor of Medicine and Microbiology & Immunology, and Chief of the Division of Rheumatology at the Albert Einstein College of Medicine and Montefiore Medical Center (Bronx, New York). After graduating with an MD degree from the Technion Faculty of Medicine (Haifa, Israel), Dr. Putterman did his internship at Rambam Medical Center, and completed his residency and chief residency at Hadassah University Hospital in Jerusalem. Following a Rheumatology fellowship and post-doctoral training Dr. Putterman has remained on the faculty of the Albert Einstein College of Medicine, where he also is Director of the Rheumatology Fellowship Program, Co-Director of the Musculoskeletal Disease Course, and Director of the Einstein Federation of Clinical Immunology Societies Center of Excellence. Dr. Putterman’s major research interests are in the field of immunology and autoimmune diseases, and specifically the identification and characterization of novel mechanisms, biomarkers, and treatment approaches to inflammatory arthritis and systemic lupus erythematosus.

C.  ORGANIZATIONAL STRUCTURE

Rosetta Genomics Ltd. is organized under the laws of the State of Israel and has a wholly owned subsidiary, Rosetta Genomics Inc., which is a Delaware corporation, and a controlled subsidiary Rosetta Green Ltd. which is an Israeli Company.

D.  PROPERTY, PLANTS AND EQUIPMENT

We currently rent approximately 11,550 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires in December 2010. Our wholly owned subsidiary, Rosetta Genomics Inc., rents approximately 4,000 square feet of office space in Jersey City, New Jersey under a lease that expires in March 2013, we sublet the entire property under a sublease that expires in February 2013.  In addition, Rosetta Genomics Inc. rents approximately 6,233 square feet of laboratory space in Philadelphia, Pennsylvania under a lease that expires in December 2013. We believe that we will require additional space as our business grows, but expect that alternate facilities will be available on reasonable terms as and when needed.

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

Since our inception in March 2000, we have generated significant losses. As of December 31, 2009, we had an accumulated deficit of $61.5 million. We funded our operations through December 31, 2009 primarily through proceeds received from the sale of equity securities to investors in the aggregate amount of approximately $69 million, including $30.2 million in gross proceeds from the sale of an aggregate of 4,312,500 ordinary shares at $7.00 per share in our initial public offering in March 2007. Net proceeds from the initial public offering after deducting underwriters’ discounts and expenses were approximately $26 million. On April 10, 2009, we also entered into a stock purchase agreement with Prometheus. Under this agreement, on April 27, 2009, Prometheus purchased 2,000,000 of our ordinary shares at a price of $4.00 per share in a private placement transaction resulting in gross proceeds to us of $8 million. In addition, in January 2010, we completed a $5.1 million registered direct offering with certain institutional investors. The investors purchased an aggregate of 2,530,000 units for $2.00 per unit, with each unit consisting of one ordinary share and a warrant to purchase 0.50 ordinary shares.  The warrants are exercisable at $2.50 per share and expire in five years. Net proceeds to us after fees and expenses were approximately $4.65 million. We are a development-stage company, and as such, have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and raising capital. We have not achieved profitability and we expect to incur significant additional losses over the next several years. We expect our net losses to increase primarily due to research and development activities relating to our internal product development, collaborations, business development and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Our sources of potential funding for the next several years are expected to include our existing cash, cash equivalents, short term bank deposits and marketable securities of $10.3 million as of December 31, 2009 (out of which approximately $1.1 million is classified as restricted cash), additional equity and/or debt financings, royalties, license and other fees, funded research and development payments, and milestone payments under existing and future collaborative arrangements.

Research and development expenses represented 45%, 62% and 58% of our total operating expenses for the years ended December 31, 2009, 2008 and 2007, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $6.6 million in research and development expenses for the year ended December 31, 2009 included payroll and related expenses, research materials and related expenses, costs associated with license fees and intellectual property-related costs.

On July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased all of the shares of Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory, for an aggregate purchase price of $2,900,000 (not including $207,000 of transaction expenses), consisting of $1,900,000 in cash and $1,000,000 of our ordinary shares, plus an additional $300,000 payable upon the achievement of certain milestones, which were not met.  Parkway remained an indirect wholly owned subsidiary until May 2009, when we sold Parkway for a purchase price of up to $2,500,000, to be paid as a fixed percentage of revenues over six years. Operating results for Parkway have been classified as discontinued operations for all presented periods.

Financial Operations Overview

Revenues

Revenues from continuing operations consist of revenues from royalties and revenues from diagnostic tests performed in our laboratory in Philadelphia.  Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues in 2009, and as of December 31, 2009, we have generated revenues from continuing operations in an amount of $150,000.

Our ability to continue to operate is dependent on the completion of the development of our products, the ability to market and sell our products and additional financing until profitability is achieved; therefore we believe that we are still in the development stage.

In 2010, we expect our revenues to increase as sales of our diagnostic tests increase, and we believe we will cease to be a development stage company.

Cost of revenues

Cost of revenues referring to services consists primarily of the operational costs of our subsidiary, Rosetta Genomics Inc., which mainly include salaries and employee benefits, consulting, costs related to rent and maintenance. Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing our products

Research and Development Expenses, net

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

We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect and we will continue to initiate such studies in 2010. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are expensed as incurred. We expect to continue to devote substantial resources to research and development, and as a result, we expect such expenses to increase substantially in the future.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses, costs of post marketing validation studies, and expenses related to travel, legal and general business development activities. As we continue to explore new collaborations to develop and commercialize diagnostic and therapeutic products based on microRNAs, we anticipate that these expenses will increase. We also expect an increase in marketing and business development expenses in 2010 following the launch of the first diagnostic products using our microRNA technology and launch of additional products in 2010.

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

Financial Expenses (Income)

Financial expenses consist of interest and fees payable on a bank loan and losses related to the sale of investment in marketable securities. Financial income includes interest income, which interest is earned on deposits and marketable securities we maintain with banks and realized gains on marketable securities. In addition, financial expenses and income include expenses and income related to the impact of fluctuations in the exchange rate between the NIS and the U.S. dollar.

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

Revenue Recognition

Revenues from sales of our products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues from collaborative agreements consist primarily of royalty payments, payments for research and developmental services, up-front fees and milestone payments.  If an arrangement requires the delivery or performance of multiple deliverables or service elements, we determine whether the individual elements represent "separate units of accounting" under the requirements of Accounting Standards Codification (“ASC”) 605-25 "Multiple-Element Arrangements" (formerly EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21")).

If the separate elements meet the requirements of ASC 605-25, we recognize the revenue associated with each element separately and revenue is allocated among elements based on relative fair value.  If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

As of December 31, 2009, we had recognized $150,000 as revenues from continuing operations.

Royalties from licensing the right to use our products are recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up-front advancements of royalties from licensing the right to use our products, which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where not all revenue recognition criteria are met. As of December 31, 2009, we have deferred revenue in an amount of $ 1.9 million.

Accounting for Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation- stock compensation” (formerly Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)")). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.
The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statements.

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, that approximately 95.84% of our options will actually vest, and therefore have applied an annual forfeiture rate of 4.16% to all options that are not vested as of December 31, 2009. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for stock-option awards and value restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of our stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2009 and 2008 was between 61%-75% and between 75%-85%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of our options. We determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the options.

Our net loss includes stock-based compensation costs in the amount of $1.3 million, $1.0 million and $1.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the total amount of unrecognized stock-based compensation expense was $2.0 million, which will be recognized over a weighted average period of 3.0 years.

We apply ASC 718 and ASC 505-50 "Equity-Based Payments to Non-Employees" (formerly EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services"), with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

In connection with options granted to non-employees for services during the years ended December 31, 2009, 2008 and 2007 and our determination of the fair value of our ordinary shares, we have recorded stock-based compensation expense of approximately  $52,000, $70,000 and $155,000 and, respectively, which represents the fair value of non-employee grants. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2009, 2008 and 2007 may not be indicative of future compensation charges.

Impairment of Long-Lived Assets

The long-lived assets of us and of our subsidiary and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, plant and equipment"/ ASC 250 "presentation of financial statement" (Formerly Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2009 and 2008, no impairment losses have been identified.

Convertible Notes

On September 24, 2008, we signed a convertible note agreement with certain private investors in order to provide separate funding for our Rosetta Green project. Under this agreement, the investors may purchase convertible notes in an amount up to $ 2.5 million. To date, the investors have invested a total amount of $1,500,000, in two tranches. The notes are convertible upon the establishment of a subsidiary by us for the Rosetta Green project. We established Rosetta Green Ltd. in February 2010, and we are now in the process of converting the convertible notes we issued to the investors into a number of Rosetta Green Ltd. ordinary shares as is obtained by dividing the principal amount of the note by a price per share reflecting a fully-diluted pre-money valuation equal to $5,000,000. Please see “Item 4. Information on the Company — B. Business Overview — Rosetta Green” for a description of this project.

Convertible notes are accounted for in accordance with the provisions of ASC 815, "Derivatives and Hedging" and ASC 470-20, "Debt with Conversion and Other Options". Where applicable, we recorded an embedded derivative instrument classified as a liability.

Recently Issued Accounting Standards

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605)-Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition-Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates of selling price. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We have chosen not to early adopt ASU 2009-13.

In June 2009, FASB issued ASC Topic No. 105 "Generally Accepted Accounting Principles" ("the Codification").  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on our consolidated financial statements and notes thereto.  We have appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009. As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

In May 2009, FASB issued ASC Topic No. 855, "Subsequent Events" ("FASB ASC No. 855"). FASB ASC No. 855 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009.  The adoption did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued an update to ASC 820, "Fair Value Measurements and Disclosures" (formerly FSP FAS 157-4, "Determining Whether a Market Is Not Active and a Transaction Is Not Distressed"). The update provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, and provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial) and will require enhanced disclosures. The update is effective for periods ending after June 15, 2009. The adoption did not have a material effect on our consolidated financial statements.

A.   OPERATING RESULTS

Years Ended December 31, 2009 and 2008 - Continuing Operations

Revenues. In the year ended December 31, 2009, we recognized $150,000 as revenues from continuing operations. In the year ended December 31, 2008, we had no revenues from continuing operations.

Research and development expense, net. Research and development expenses were $6.6 million for the year ended December 31, 2009, including $321,000 of non-cash stock-based compensation, as compared to $8.7 million for the year ended December 31, 2008, which included $288,000 of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2009 decreased due to lower costs related to salaries as a result of a decrease in employees, and in 2008 research and development efforts were more focused on the three new products. We expect research and development expenses to increase in 2010 as we add more products to our pipeline.

Marketing and business development expenses. Marketing and business development expenses were $4.5 million for the year ended December 31, 2009, including $584,000 of non-cash stock-based compensation, as compared to $2.2 million for the year ended December 31, 2008, including $239,000 of non-cash stock-based compensation. This increase resulted primarily from marketing expenses related to the launch of the new products at the end of 2008 and additional headcount. We expect marketing and business development expenses to increase in 2010 as we search for distributors and partners and in preparation for the potential launch of additional products.

General and administrative expenses. General and administrative expenses were $3.6 million for the year ended December 31, 2009, including $519,000 of non-cash stock-based compensation, as compared to $3.2 million for the year ended December 31, 2008, which included $481,000 of non-cash stock-based compensation. This increase resulted primarily from costs associated with expenses related to salaries, an increase in legal fees, and expenses related to registration statements.

Financial expenses (income), net. Net financial income was $45,000 for the year ended December 31, 2009, as compared to net financial income of $5.5 million for the year ended December 31, 2008.  Financial income in 2008 included $5.6 million related to the reversal of impairment of marketable securities.

Years Ended December 31, 2008 and 2007 - Continuing Operations

Revenues. For the years ended December 31, 2008 and 2007, we did not recognize any revenues from continuing operations.

Research and development expense, net Research and development expenses were $8.7 million for the year ended December 31, 2008, including $288,000 of non-cash stock-based compensation, as compared to $6.4 million for the year ended December 31, 2007, which included $260,000 of non-cash deferred stock-based compensation. Research and development expenses for the year ended December 31, 2008 increased as we made progress with our proprietary diagnostic pipeline, and as a result of an increase in costs related to salaries due to an increase in employees, and expenses related to the opening of our new laboratory.

Marketing and business development expenses. Marketing and business development expenses were $2.2 million for the year ended December 31, 2008, including $239,000 of non-cash stock-based compensation, as compared to $1.7 million for the year ended December 31, 2007, including $225,000 of non-cash stock-based compensation. This increase resulted primarily from marketing expenses related to the launch of the new products at the end of 2008.

General and administrative expenses. General and administrative expenses were $3.2 million for the year ended December 31, 2008, including $481,000 of non-cash stock-based compensation, as compared to $2.9 million for the year ended December 31, 2007, which included $550,000 of non-cash stock-based compensation. This increase resulted primarily from costs associated with the acquisition of Parkway in addition to an increase in expenses to operate as a public company.

Financial expenses (income), net. Net financial income was $5.5 million for the year ended December 31, 2008, as compared to net financial expense of $3.6 million for the year ended December 31, 2007.  Financial income in 2008 included $5.6 million related to the reversal of impairment of marketable securities. Financial expenses in 2007 included $5 million impairment charge of marketable securities offset by $1.4 million derived from interest income on bank deposits and realized income from marketable securities.

B.   LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2009, we had an accumulated deficit of $61.5 million. We have funded our operations primarily through the proceeds from the sales of our equity securities. Through December 31, 2009, we had received aggregate gross proceeds of approximately $69 million from the sales of our equity securities. As of December 31, 2009, we had cash, cash equivalents, short-term bank deposit and marketable securities of $10.3 million (out of which approximately $1.1 million is classified as restricted cash), compared to $15.6 million (out of which $0.6 million was classified as restricted cash) as of December 31, 2008. In addition, in January 2010, we completed a $5.1 million registered direct offering with certain institutional investors. The investors purchased an aggregate of 2,530,000 units for $2.00 per unit, with each unit consisting of one ordinary share and a warrant to purchase 0.50 ordinary shares.  The warrants are exercisable at $2.50 per share and expire in five years. Net proceeds to us after fees and expenses were approximately $4.65 million.

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

On April 10, 2009, we entered into a stock purchase agreement and license collaboration agreement with Prometheus. Pursuant to the stock purchase agreement, Prometheus purchased 2,000,000 of our ordinary shares at a price of $ 4.00 per share in a private placement transaction, resulting in gross proceeds of $8 million to us.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities was $11.8 million in 2009, compared to $11.9 million in 2008 and $8 million in 2007. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. In 2008 the net cash used in operating activities included the reversal of impairment of the ARS securities of $5.6 million. Net cash provided by operating activities from discontinued operations in 2009 was $458,000 compared to net cash used in operating activities from discontinued operations of $26,000 in 2008 and $0 in 2007.

Net cash used in investing activities. Net cash used in investing activities was $5.2 million in 2009, compared to net cash provided by investing activities of $11.4 million in 2008 and net cash used in investing activities of $11.1 million in 2007. Net cash used in investing activities in 2009 is primarily from purchase of marketable securities.  Net cash provided by investing activities in 2008 is primarily from sales net  of purchases of marketable securities, including the ARS. Net cash used in investing activities in 2007 consisted primarily of investment of our cash in marketable securities and the purchase of property and equipment. Net cash used in investing activities from discontinued operations in 2009 was $12,000 compared to net cash used in investing activities from discontinued operations of $2.1 million in 2008 and $0 in 2007.

Net cash provided by financing activities. Net cash provided by financing activities was $6.4 million in 2009, compared to $0.8 million in 2008 and $27.5 million in 2007. In 2009, net cash provided from financing activities consisted primarily from proceeds from the issuance of shares and the issuance of convertible loan. In 2008, net cash provided from financing activities consisted primarily from proceeds from the issuance of convertible loan. The principal sources of net cash provided by financing activities in 2007 was net proceeds from the sale and issuance of equity securities, including our initial public offering, and proceeds from the exercise of warrants. Net cash provided by financing activities from discontinued operations in 2009 was $24,000 compared to net cash provided by financing activities from discontinued operations of $25,000 in 2008 and $0 in 2007.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, as described above, we expect to incur increasing research and development expenses, marketing and business development expenses and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, cash equivalents, short term bank deposits and marketable securities, and funding we expect to receive under our current collaboration and license agreements will be sufficient to fund our operations for at least the next twelve months. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

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

We anticipate that we will require substantial additional funding and expect to augment our cash balance through financing transactions, including the issuance of debt or equity securities and further strategic collaborations. On November 12, 2009, we filed a shelf registration statement on Form F-3 with the SEC for the issuance of ordinary shares, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, with a total value of up to $75 million, from time to time at prices and on terms to be determined at the time of such offerings. The filing was declared effective on November 24, 2009. After taking into account the 2,530,000 ordinary shares and warrants to purchase 1,265,000 ordinary shares we issued in the January 2010 offering, we have approximately $66.8 million of securities remaining available for sale under our effective shelf registration statement, although we may be limited by the rules and regulations of the SEC and the NASDAQ Stock Market in the amount of securities we may offer under this registration statement. No arrangements have been entered into for any future financing, and there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are not available, we may be required to:

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

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $6.6 million, $8.7 million and $6.4 million, in the years ended December 31, 2009, 2008 and 2007, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D.   TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E.   OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2009. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements (in thousands).

	Total	2010	2011	2012	2013	2014	Thereafter
Operating and capital lease obligations	$1,708	$791	$391	$296	$230	$-	$-
Other long-term liabilities	$4,854	$190	$230	$255	$255	$255	$3,669

Under our license agreements as of December 31, 2009, we are obligated to pay an aggregate amount of approximately $255,000 annually after 2015 and until 2022, $190,000 annually after 2022 and until 2029 and $100,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2013 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

The above table does not include obligations for accrued severance pay, which as of December 31, 2009 was $122,000, of which $92,000 was funded through deposits into severance pay funds, leaving a net obligation of $30,000.  In addition, the table does not include obligations for convertible notes on the amount of $1,500,000 as of December 31, 2009, which were issued in connection with our Rosetta Green project.  The notes are convertible upon the establishment of a subsidiary by us for the Rosetta Green project. We established Rosetta Green Ltd. in February 2010, and we are now in the process of converting the convertible notes into ordinary shares of Rosetta Green Ltd.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Kenneth A. Berlin	45	Chief Executive Officer, President and Director
Ronen Tamir	43	Chief Commercialization Officer
Dalia Cohen, Ph.D.	57	Chief Scientific Officer
Ranit Aharonov, Ph.D.	40	Executive Vice President, R&D, Head of Computational Biology
Ayelet Chajut, Ph.D.	47	Executive Vice President, R&D, Head of Molecular Biology
Limor Zur-Stoller	41	Vice President Finance
Tami Fishman Jutkowitz	34	General Counsel
Tina Edmonston, M.D.	44	Medical Director, Director of Clinical Laboratory
Tzipora Shoshani Kupitz, Ph.D.	45	Senior Director, Intellectual Property
Racheli Vizman	29	Senior Director of Regulatory Affairs and Quality Assurance
Yoav Chelouche(2)(3)	56	Chairman of the Board
Isaac Bentwich, M.D.	48	Director
Prof. Moshe Many, M.D.(1)	81	Director
Dr. David Sidransky M.D..	49	Director
Joshua Rosensweig, Ph.D.	57	Director
Gerald Dogon(1)(2)(3)	70	External Director
Tali Yaron-Eldar(1)(2)	46	External Director

(1)           Member of our Audit Committee

(2)           Member of our Compensation Committee

(3)           Member of our Nominating and Corporate Governance Committee

Kenneth A. Berlin joined us in November 2009 as our President and Chief Executive Officer. He was later appointed by our shareholders in December 2009 as a member of our board of directors. Prior to joining us,  Mr. Berlin, served as Worldwide General Manager at cellular and molecular cancer diagnostics developer Veridex, LLC, a Johnson & Johnson  company. Under his leadership the organization grew to over 100 employees, and he spearheaded the launch of three cancer diagnostic products, the acquisition of its cellular diagnostics partner, and delivered significant growth in sales as Veridex transitioned from a research and development entity to a commercial provider of oncology diagnostic products and services. During Mr. Berlin’s tenure, Veridex received numerous awards including recognition from the Cleveland Clinic and Prix Galien for the use of its innovative CellSearch® technology in the fight against cancer. Mr. Berlin joined Johnson & Johnson in 1994 and served as corporate counsel for six years. He then held positions of increasing responsibility within Johnson & Johnson and a number of its subsidiary companies. From 2001 until 2004, he served as Vice President, licensing and new business development in the pharmaceuticals group, and from 2004 until 2007 was Worldwide Vice President, franchise development, Ortho-Clinical Diagnostics. Mr. Berlin holds an A.B. degree from Princeton University and a J.D. from the University of California Los Angeles School of Law.

Ronen Tamir has served as our Chief Commercialization Officer since September 2008. Mr. Tamir joined us in December 2007 and held the position of Vice President, Marketing and Communication until September 2008. Prior to joining us, he was Vice President, Investor Relations for North America at Novartis AG. While Mr. Tamir was at Novartis, Novartis significantly increased its North American shareholder base and his team won numerous awards, including the “Best European IR Team in North America for 2005” by IR magazine, the “Silver Anvil” award by the Public Relations Society of America, and the “Big Apple - Best of the Best” award by the Institution of Public Relations, for an investor relations campaign in 2006. Prior to joining Novartis in 2004, Mr. Tamir held several key positions at Serono, including Director of Business Intelligence for North America and Global Product Manager, Neurology, in Geneva, Switzerland, where he oversaw the global launch of Rebif, the leading therapy for Multiple Sclerosis. In addition, Mr. Tamir was the Regional Product Manager for Neurology and Metabolism for Serono’s Intercontinental Business Operations. Ronen holds a degree in Biology from Bar-Ilan University in Israel and an M.B.A. from Warwick Business School in the UK.

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

Ranit Aharonov, Ph.D. has served as our Executive Vice President, R&D, Head of Computational Biology since February 2008. Dr. Aharonov joined us in March 2003 and previously held other positions, including Executive Vice President of Intellectual Property and Computational Biology, Vice President of Research and Product Strategy, Vice President, Research and Director, Algorithms. Prior to joining us, from October 1998 until September 2002, Dr. Aharonov taught Neural Computation-related courses at the Hebrew University of Jerusalem. She is the author of nine papers published in peer reviewed journals and the co-author of 31 patent applications, and was an adjunct lecturer in Neural Network Theory and Applications at the Brain Science Institute of Bar-Ilan University. Dr. Aharonov earned her Ph.D. in Neural Computation from the Hebrew University in Jerusalem.

Ayelet Chajut, Ph.D. has served as our Executive Vice President, R&D, Head of Molecular Biology since February 2008. Dr. Chajut joined us on June 2006 and previously held several positions including Vice President of Genomics and Vice President of Diagnostics. Prior to joining us, from February 1999 until May 2005, Dr. Chajut held different positions at Quark Biotech, Inc., including Vice President of Research from March 2003 until May 2005. Dr. Chajut continued to serve as a general consultant to Quark Biotech, Inc. from May 2005 until December 2005. From May 2005 until April 2006, Dr. Chajut was the Director of Research and Development at Quantomix. She is the author of ten papers published in peer reviewed journals and the co-author of 4 patent applications. Dr. Chajut earned her Ph.D. in Molecular Biology of Lenti-viruses from the Department of Human Microbiology, Tel-Aviv University and did her Post Doctoral studies from 1994 through 1997 in the Department of Cell Research and Immunology, Faculty of Life Sciences, Tel-Aviv University.

Limor Zur-Stoller has served as our Vice President of Finance since November 2008. Prior to joining us, Ms. Zur-Stoller  served as GammaCan International Inc.'s Chief Financial Officer from March 2008 until November 2008. From November 2001 until March 2008, Ms. Zur-Stoller worked at RadView Software Ltd., including as Vice President of Finance (August 2006 - March 2008), Director of Finance (July 2004 - August 2006) and Controller (November 2001 -July 2004).  From December 1997 until June 2001, Ms. Zur-Stoller served as the International Controller at Check Point Software Technologies Ltd.  From June 1994 until December 1997, Ms. Zur-Stoller was an auditor with the accounting firm of Deloitte Brightman Almagor, a member of Deloitte Touche Tohmatsu.  Ms. Zur-Stoller received a B.A. in accounting and economics from Tel Aviv University and an M.B.A. in finance and accounting from The College of Management in Israel and is a Certified Public Accountant.

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

Tina Edmonston M.D. joined Rosetta Genomics in July 2009 as our Medical Director, Director of Clinical Laboratory to direct the CLIA-certified Diagnostics Laboratory in Philadelphia, PA. Previously, she was the Director of Molecular Pathology at Thomas Jefferson University in Philadelphia, PA, from 2004 to 2009. She did residency training in Anatomic Pathology at the University of Regensburg, Germany, was a post-doctoral fellow at Thomas Jefferson University from 1996 to 1999, and is certified in Anatomic and Clinical Pathology by the American Board of Pathology, as well as in Molecular Genetic Pathology by the American Board of Pathology and the American Board of Medical Genetics after completing residency training at Thomas Jefferson University and fellowship training at the University of Pennsylvania. Dr. Edmonston is the author of 40 peer-reviewed publications. She holds an M.D. and a Dr. med. degree from Ludwig Maximilian University, Munich, Germany.

Tzipora Shoshani Kupitz, Ph.D. has served as our Senior Director, Intellectual Property, since September 2007. She is an Israeli licensed patent attorney. Prior to joining us, from January 2005 until October 2006, Dr. Shoshani Kupitz was a scientific advisor in Webb & Associates patents attorneys. From March 1999 until January 2004, Dr. Shoshani Kupitz was a project leader at Quark Biotech, Inc. She is the author of 18 papers published in peer reviewed journals. Dr. Shoshani Kupitz earned her Ph.D. in Genetics from the Department of Genetics, The Hebrew University in Jerusalem and did her Post Doctoral studies from 1995 to 1998 in the Laboratory of Cell Biology, National Cancer Institutes, National Institutes of Health, MD, U.S.A.

Racheli Vizman has served as our Senior Director of Regulatory Affairs & Quality Assurance since January 2008. Mrs. Vizman joined us in June 2007 and held the position of Quality Assurance Manager until January 2008. Prior to joining us, she was Quality Assurance Manager for Patho-Lab Diagnostics Ltd. from August 2004 to May 2007. Ms. Vizman holds a B.Sc. in Chemistry and Biotechnology Engineering from Ariel University Center of Samaria.

Yoav Chelouche has served as Chairman of our board of directors since April 2006, and as a member of our board of directors since 2003. Mr. Chelouche has over 20 years of experience in leadership and management within the high technology sector. Since 2001, Mr. Chelouche has been a managing partner of Aviv Venture, an Israel-based technology venture capital fund. From 1995 to 2001, he served as President and Chief Executive Officer of Scitex Corp., a leader in digital imaging and printing systems. From 1980 to 1995, he held several management positions at Scitex, including Vice President, Strategy and Business Development, Vice President Marketing and Vice President, Finance - Europe. Mr. Chelouche holds an M.B.A. from INSEAD, Fontainebleau, France and a B.A. in Economics and Statistics from Tel Aviv University, Israel.

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

Professor Moshe Many, M.D., Ph.D. has served as a member of our board of directors since December 2003. A surgeon by training, Professor Many has served as Chairman of the Research and Development Committee of Teva Pharmaceutical’s board of directors since 1991. He formerly served as Chairman of Surgery and Chief of Urology at the Sheba Medical Center, after which he was appointed to serve as President of Tel Aviv University from 1983 through 1991. He now serves as President of Ashkelon Academic College. Professor Many holds an M.D. from the Geneva University, and a Ph.D. from Tufts University.

David Sidransky, M.D., has served as a member of our board of directors since December 22, 2009. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He is Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 300 peer-reviewed publications, and has contributed more than 40 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors, and presently is a director of ImClone. He is Chairman of Alfacell and serves on the Board of Directors of Xenomics. He is serving and has served on scientific advisory boards of MedImmune, Roche, Amgen and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In Addition, Dr. Sidransky served as Director of American Association for Cancer Research (AACR) from 2005 to 2008. Dr. Sidransky received his bachelor’s degree from Brandeis University and his medical degree from the Baylor College of Medicine.

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

Gerald Dogon has served as a member of our board of directors since February 2007. Since December 2007, Mr. Dogon has served as a member of the board of directors of Fundtech Ltd. and also serves as member of its Audit and Nominating Committees. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and from November 1997 until December 1999, he served as a director of DSPC Inc. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

Tali Yaron-Eldar has served as a member of our board of directors since February 2007. Since January 2004, Ms. Yaron-Eldar has served as the Chief Executive Officer of Arazim Investment Company. In addition, since March 2007, she has been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, Ms. Yaron-Eldar was a partner with the law firm Cohen, Yaron-Eldar & Co. Ms. Yaron-Eldar, has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T. department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

B.  COMPENSATION

The aggregate direct compensation we paid to our executive officers as a group (twelve persons) for the year ended December 31, 2009 was approximately $2,103,000 of which approximately $410,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We also paid a one-time bonus to two of our executive officers in the amount of $225,000.  As of the filing of this Annual Report on Form 20-F bonuses for 2009 had not yet been determined or awarded. During 2009, we paid $81,000 in direct compensation to Dr. Isaac Bentwich, our founder and a member of our board of directors, of which approximately $32,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. As of May 2009, Dr. Isaac Bentwich was no longer employed by the Company. He continues to serve as a director and receives director’s fees.

During 2009, we granted to one of our executive officers:

•
options to purchase 1,000,000 ordinary shares, at an exercise price of $2.05 per share with an expiration date of November 2, 2019, of which options to purchase 200,000 ordinary shares were vested as of December 31, 2009; and

•	65,000 ordinary shares having a total value of $133,250 at the grant date.

We paid an aggregate of $100,000 in direct compensation to our directors other than our Chairman, Yoav Chelouche, for their services as directors for the year ended December 31, 2009. We paid $84,000 to Mr. Chelouche in 2009 for services rendered in 2009 as the Chairman of our board of directors. At the annual shareholders meeting held on December 22, 2009, our shareholders resolved to amend our agreement with Mr. Chelouche pursuant to which he serves as Chairman of our board of directors, and to denominate Mr. Chelouche’s monthly compensation to new Israeli Shekels, and to set the amount at NIS 32,600, (which is equal to $7,000 times 4.66, which was the NIS/dollar exchange rate on July 12, 2006, the day of the initial shareholder approval of the chairmanship agreement). Each of our directors, other than Mr. Chelouche, receives an annual fee of $10,000. An additional annual fee of $10,000 is paid to each non-executive director for serving on one of our committees.

During 2009, we granted to two of our directors options to purchase a total of 25,364 ordinary shares, at an exercise price of $1.65 per share with an expiration date of December 22, 2019.

As of December 31, 2009, there were outstanding options to purchase 1,653,940 ordinary shares that were granted to our 17 directors and officers, at a weighted average exercise price of $2.94 per share.

C.  BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as independent directors, the audit committee and the internal auditor. These matters are in addition to the requirements of The NASDAQ Global Market and other relevant provisions of U.S. securities laws. Under The NASDAQ Global Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ Global Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, NASDAQ Global Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our audit committee and our other committees. In addition, under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), we are required to appoint at least two external directors, and this appointment must be confirmed by our shareholders no later than three months after the closing of an initial public offering. We have appointed Gerald Gogon and Tali Yaron-Eldar as our external directors, each of whom is also independent under the rules of The NASDAQ Global Market. The appointment of Mr. Dogon and Ms. Yaron-Eldar was confirmed by our shareholders at an extraordinary general meeting held on May 30, 2007, and their terms expire at the annual general meeting of shareholders to be held in 2010.

Board of Directors

Our board of directors currently consists of eight directors, including two external directors. Our directors, apart from the external directors, are elected by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. Our articles of association provide that we may have no less than two and up to 11 directors.

Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires or until his or her successor is elected and qualified. The approval of at least 75% of the voting rights represented at a general meeting is generally required to remove any of our directors from office. A simple majority of our shareholders at a general meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on the board of directors, other than vacancies created by an external director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our articles of association. A director so chosen or appointed holds office until the next general meeting of our shareholders. See “— External Directors” below for a description of the procedure for election of external directors.

In accordance with our amended and restated articles of association, our board of directors, apart from our external directors, are divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I director are Yoav Chelouche, and Kenneth A. Berlin and their term expires at the annual general meeting of shareholders to be held in 2011;

•	the Class II directors are Dr. David Sidransky, and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2012; and

•	the Class III directors are Prof. Moshe Many and Dr. Isaac Bentwich, and their terms expire at the annual general meeting of shareholders to be held in 2010.

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by our shareholders on May 30, 2007 for three-year terms, and their terms expire at the annual general meeting of shareholders to be held in 2010. See “External Directors” below.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the approval of a majority of the other directors in a written resolution or at the next meeting of the board of directors) and may cancel such appointment. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the appointment. However, unless the appointing director limits such appointment to a specified period of time or restricts it to a specified meeting or action of the board of directors, the appointment shall be for a period of time concurrent with the term of the appointing director. To our knowledge, no director currently intends to appoint any other person as an alternate director. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibilities as a director.

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

Under the Companies Law, a person may only be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the external directors must have accounting and financial expertise. In determining the number directors required to have such expertise, the members of the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

The conditions and criteria for possessing accounting and financial expertise or professional qualifications were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters – accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s external public accountant’s duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. The board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

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

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and further provided that the period during which such external director has served as an external director and the reasons stated by the audit committee and the board of directors for reelection are disclosed to the shareholders at the shareholder’s meeting prior to the vote on such reelection. An external director may only be removed by the same percentage of shareholders as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory requirements for his or her appointment or if the external director violates his or her duty of loyalty to the company. If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

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

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the goals and objectives of our incentive compensation plans and monitors the results against the approved goals and objectives. The compensation committee operates under a written compensation committee charter, a copy of which is available on the “Corporate Governance” section of our website. The members of our compensation committee are Yoav Chelouche (Chairman) Tali Yaron Eldar and Gerald Dogon. Our board of directors has determined that all members of our compensation committee are independent under the applicable NASDAQ Global Market rules.

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

Nominations for the election of directors may be made by the board of directors or a committee appointed by the board of directors or by any shareholder holding at least 1% of the outstanding voting power in the Company. However, any such shareholder may nominate one or more persons for election as directors at a general meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been delivered to the Company as required under the Company’s articles of incorporation.

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

D.  EMPLOYEES

As of December 31, 2009, 2008 and 2007, we had 72, 74 and 70 full-time employees, respectively. Of the 72 full-time employees as of December 31, 2009, 56 were engaged in research and development and our CLIA lab activities, and 16 were engaged in management, administration, business development, marketing and finance. Of the 72 full-time employees as of December 31, 2009, 11 were located in the United States and 61 were located in Israel.

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

E.  SHARE OWNERSHIP

The following table sets forth, as of March 1, 2010, the number of our ordinary shares beneficially owned by (i) each of our directors and executive officers and (ii) our directors and executive officers as a group. The information in this table is based on 16,769,443 ordinary shares outstanding as of March 1, 2010. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2010 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kenneth A. Berlin (1)	265,000	1.6%
Ronen Tamir (2)	66,809	*
Dalia Cohen, Ph.D. (3)	28,095	*
Ranit Aharonov, Ph.D. (4)	42,873	*
Ayelet Chajut, Ph.D. (5)	28,312	*
Limor Zur-Stoller (6)	7,812	*
Tami Fishman Jutkowitz (7)	15,188	*
Tina Edmonston, M.D.	-	-
Tzipora Shoshani Kupitz, Ph.D. (8)	4,124	*
Racheli Vizman (9)	3,521	*
Yoav Chelouche (10)	238,786	1.4%
Isaac Bentwich, M.D. (11)	1,556,457	9.3%
Prof. Moshe Many, M.D. (12)	46,522	*
Dr. David Sidransky (13)	9,491	*
Joshua Rosensweig (14)	157,849	*
Gerald Dogon (15)	12,682	*
Tali Yaron-Eldar (16)	12,682	*
Directors and executive officers as a group (17 persons) (17)	2,496,203	14.3%

*	Represents beneficial ownership of less than 1% of ordinary shares.

(1)
Consists of (i) 65,000 ordinary shares (ii) options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 200,000 ordinary shares (which have an exercise price of $2.05 per share and expire in November 2019). Does not include the following options that become exercisable after April 30, 2010: options to purchase 800,000 shares (which have an exercise price of $2.05 per share and expire in November 2019).

(2)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 66,809 ordinary shares (which have an exercise price of $5.45 per share and expire in December 2017). Does not include the following options that become exercisable after April 30, 2010: options to purchase 51,968 shares (which have an exercise price of $5.45 per share and expire in December 2017).

(3)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 28,095 ordinary shares (which have an exercise price of $6.59 per share and expire in August 2016). Does not include the following options that become exercisable after April 30, 2010: options to purchase 9,366 shares (which have an exercise price of $6.59 per share and expire in August 2016).

(4)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 3,516 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2013), 251 ordinary shares (which have an exercise price of $0.00 per share and expire in January 2014), 1,308 ordinary shares (which have an exercise price of $0.00 per share and expire in May 2014), 4,771 ordinary shares (which have an exercise price of $0.00 per share and expire in December 2014), 659 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), 18,589 ordinary shares (which have an exercise price of $3.50 per share and expire in January 2016) and 13,779 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018). Does not include the following options that become exercisable after April 30, 2010: options to purchase 17,721 shares (which have an exercise price of $4.16 per share and expire in June 2018).

(5)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 5,650 ordinary shares (which have an exercise price of $4.37 per share and expire in June 2016), 1,883 ordinary shares (which have an exercise price of $4.37 per share and expire in January 2017), 20,779 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018). Does not include the following options that become exercisable after April 30, 2010: (i) options to purchase 1,884 shares (which have an exercise price of $4.37 per share and expire in June 2016), (ii) options to purchase 628 shares (which have an exercise price of $4.37 per share and expire in January 2017) and (iii) options to purchase 26,721 shares (which have an exercise price of $4.16 per share and expire in June 2018).

(6)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 7,812 ordinary shares (which have an exercise price of $2.31 per share and expire in December 2018). Does not include the following options that become exercisable after April 30, 2010: options to purchase 17,188 shares (which have an exercise price of $2.31 per share and expire in December 2018).

(7)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 7,534 ordinary shares (which have an exercise price of $3.50 per share and expire in April 2016) and 7,654 ordinary shares (which have an exercise price of $4.70 per share and expire in July 2018). Does not include the following options that become exercisable after April 30, 2010: options to purchase 9,846 shares (which have an exercise price of $4.70 per share and expire in July 2018).

(8)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 1,874 ordinary shares (which have an exercise price of $7.10 per share and expire in March 2017), 875 ordinary shares (which have an exercise price of $4.16 per share and expire in June 2018) and 1,375 ordinary shares (which have an exercise price of $2.23 per share and expire in March 2019). Does not include the following options that become exercisable after April 30, 2010: (i) options to purchase 626 shares (which have an exercise price of $7.10 per share and expire in March 2017), (ii) options to purchase 1,125 shares (which have an exercise price of $4.16 per share and expire in June 2018) and (iii) options to purchase 4,125 shares (which have an exercise price of $2.23 per share and expire in March 2019).

(9)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 1,685 ordinary shares (which have an exercise price of $6 per share and expire in November 2017) and 1,836 ordinary shares (which have an exercise price of $4.7 per share and expire in July 2018). Does not include the following options that become exercisable after April 30, 2010: (i) options to purchase 1,315 shares (which have an exercise price of $6.00 per share and expire in November 2017) and (ii) options to purchase 2,364 shares (which have an exercise price of $4.70 per share and expire in July 2018).

(10)
Consists of (i) 17,137 ordinary shares held by Yunsan Ltd., a company controlled by Mr. Chelouche, the chairman of our board of directors, (ii) 14,228 ordinary shares and (iii) options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 10,288 ordinary shares (which have an exercise price of $0.00 per share and expire in April 2012) and 197,133 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016).

(11)
Consists of (i) 1,035,870 ordinary shares directly owned by Dr. Bentwich, (ii) 519,531 ordinary shares held by Harmonia 2000 and (iii) options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 1,056 ordinary shares (which have an exercise price of $1.65 per share and expire in December 2019). Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000. Does not include the following options that become exercisable after April 30, 2010: options to purchase 11,626 shares (which have an exercise price of $1.65 per share and expire in December 2019).

(12)
Consists of (i) 26,932 ordinary shares held by Prof. Many and (ii) options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 12,682 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(13)
Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 8,435 ordinary shares (which have an exercise price of $5.70 per share and expire in January 2018) and 1,056 ordinary shares (which have an exercise price of $1.65 per share and expire in December 2019). Does not include the following options that become exercisable after April 30, 2010: (i) options to purchase 6,565 shares (which have an exercise price of $5.70 per share and expire in January 2018) and (ii) options to purchase 11,626 shares (which have an exercise price of $1.65 per share and expire in December 2019).

(14)
Consists of (i) 138,259 ordinary shares held by Dr. Rosensweig and (ii) options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 6,908 ordinary shares (which have an exercise price of $3.50 per share and expire in July 2016) and 12,682 ordinary shares (which have an exercise price of $6.15 per share and expire in July 2016).

(15)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 12,682 ordinary shares (which have an exercise price of $8.80 per share and expire in March 2017).

(16)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 12,682 ordinary shares (which have an exercise price of $8.80 per share and expire in March 2017).

(17)	See notes 1 through 16 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 321,773 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of March 1, 2010, options to purchase 279,662 ordinary shares have been granted and are still outstanding under the 2003 Plan and 241,450 shares have been issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 500,000 shares under the 2006 Plan. In December 2009, our shareholders approved an additional 1,500,000 shares under the 2006 plan. Out of these 1,500,000 shares, 500,000 shares will be available for grant under the Israeli appendix of the plan, and 1,000,000 shares will be available under the US appendix of the plan. As of March 1, 2010, there were 788,311 shares available for grant under the 2006 Plan, 8,164 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 2,101,238 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its corresponding sub-plans for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates.

Administration of Our Employee Benefit Plans

Our employee benefit plans are administered by our compensation committee, which makes recommendations to our board of directors regarding the grant of options and the terms of the grant, including, exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2003 Plan and the 2006 Plan to eligible employees and office holders who are Israeli residents may be granted under Section 102(b)(2) of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for a minimum requisite period, which is currently two years from the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares and gains are generally subject to a capital gains tax of 25%, provided , however, that in accordance with Section 102(b)(3) of the Israel Income Tax Ordinance, if the exercise price of the options is lower than the average closing price of of the shares in the 30 trading days preceding the grant, the difference between such average closing price and the exercise is taxed as ordinary employment income rates.

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

Options granted under our employee benefit plans generally vest over three or four years, and they expire ten years from the date of grant. If we terminate an employee for cause, all of the employee’s vested and unvested options expire no later than five days from the time of delivery of the notice of discharge, unless determined otherwise by the compensation committee. Upon termination of employment for any other reason, including due to death or disability of the employee, vested options may be exercised within three months of the date of termination, unless otherwise determined by the compensation committee. Vested options not exercised within the prescribed period and unvested options are available for future grants under the 2006 plan.

In the event of a merger, consolidation, reorganization or similar transaction in which our ordinary shares are exchanged for shares of another corporation, each option holder will be entitled to purchase the number of shares of the other corporation as it would have received if he or she had exercised its option immediately prior to such transaction. In the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale of all or substantially all of our assets, the options will be cashed out, assumed or substituted by the acquiring entity, or be subject to acceleration as of the closing of the transaction.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table sets forth, as of March 1, 2010, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information in this table is based on 16,769,443 ordinary shares outstanding as of March 1, 2010. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2010 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Prometheus Laboratories Inc. (2)	2,000,000	11.9%
Isaac Bentwich, M.D. (3)	1,556,457	9.3%
Far West Capital Management (4)	1,637,130	9.8%

(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.
(2)	Based solely on a Schedule 13G filed by Prometheus with the SEC on May 4, 2009. Prometheus’ address is 9410 Carroll Park Drive, San Diego, California 92121.
(3)
Consists of (i) 1,035,870 ordinary shares directly owned by Dr. Bentwich, (ii) 519,531 ordinary shares held by Harmonia 2000 and (iii) options currently exercisable or exercisable within 60 days of March 1, 2010 to purchase 1,056 ordinary shares (which have an exercise price of $1.65 per share and expire in December 2019). Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000.

(4)
Consists of (i) 1,343,014 ordinary shares reported as beneficially owned as of December 31, 2009 in a Schedule 13G filed by Far West Capital Management with the SEC on February 10, 2010 and (ii) 294,116 ordinary shares purchased in the January 2010 registered direct offering. Far West Capital Management’s address is 4749 Nicasio Valley Road, Nicasio, California 94946.

Our ordinary shares are traded on the NASDAQ Global Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major shareholders:

Name of Beneficial Owner	Percentage of Outstanding Ordinary Shares Owned as of June 1, 2008	Percentage of Outstanding Ordinary Shares Owned as of June 1, 2009	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2010
Amir Avniel	5.6%	1.0%	*
Isaac Bentwich, M.D.	15.9%	11.7%	9.3%
Highbridge International LLC (1)	6.7%	-	1.7%
Entities and Persons affiliated with Davidson Kempner Partners (2)	5.3%	-	-
Prometheus Laboratories Inc. (3)	-	14.1%	11.9%
Far West Capital Management (4)	-	6.0%	9.8%

*	Less than one percent.
(1)
Percentage of outstanding shares owned as of June 1, 2008 is based solely on a Schedule 13G/A filed with the SEC on January 30, 2008.  Percentage of outstanding shares owned as of March 1, 2010 is based solely on a Schedule 13G/A filed with the SEC on February 3, 2010. Highbridge did not file a Schedule 13G to report its share ownership as of December 31, 2008.

(2)
Percentage of outstanding shares owned as of June 1, 2008 is based solely on a Schedule 13G filed with the SEC on January 17, 2008.  On February 17, 2009, Davidson Kempner Partners filed a Schedule 13G/A with the SEC reporting it no longer owned any ordinary shares.

(3)	Percentage of outstanding shares owned as of June 1, 2009 and March 1, 2010 is are based solely on a Schedule 13G filed with the SEC on May 4, 2009.
(4)
Percentage of outstanding shares owned as of June 1, 2009 is based solely on a Schedule 13G filed with the SEC on May 18, 2009.  Percentage of outstanding shares owned as of March 1, 2010 consists of (i) 1,343,014 ordinary shares reported as beneficially owned as of December 31, 2009 in a Schedule 13G filed by Far West Capital Management with the SEC on February 10, 2010 and (ii) 294,116 ordinary shares purchased in the January 2010 registered direct offering.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of March 1, 2010, our officers and directors as a group beneficially owned 2,496,203 ordinary shares, or 14.3% of the then outstanding ordinary shares.

B.  RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these related party transactions entered into since January 1, 2009 below:

Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd.

On December 24, 2008, we entered into an Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the exclusive right to distribute our current diagnostic tests in Turkey and Israel. Prof. Moshe Many, M.D., Ph.D., one of our directors has served as Vice Chairman and Chairman of the Research and Development Committee of Teva’s board of directors since 1991.  In 2009 we received $24,000 under this agreement.

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with certain of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. We intend to enter into similar agreements with all of our office holders as soon as approved by our shareholders.  We have obtained director and officer insurance for each of our officers and directors.

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

B.  SIGNIFICANT CHANGES

See “Note 15.  Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2009.

ITEM 9. THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

Our ordinary shares began trading on The NASDAQ Global Market on February 27, 2007 under the symbol “ROSG.” Prior to that time, there was no established public trading market for our ordinary shares. The high and low sales prices per share of our ordinary shares on The NASDAQ Global Market for the periods indicated are set forth below:

	High	Low
Year Ended
December 31, 2007	$10.33	$4.75
December 31, 2008	$6.25	$1.08
December 31, 2009	$3.80	$1.18

Quarter Ended
March 31, 2008	$6.25	$3.41
June 30, 2008	$5.44	$4.00
September 30, 2008	$5.07	$2.46
December 31, 2008	$3.00	$1.08
March 31, 2009	$3.80	$1.18
June 30, 2009	$3.80	$2.69
September 30, 2009	$3.50	$2.26
December 31, 2009	$2.63	$1.65

Month Ended
September 30, 2009	$3.29	$2.26
October 31, 2009	$2.63	$2.02
November 30, 2009	$2.50	$2.00
December 31, 2009	$2.61	$1.65
January 31, 2010	$3.48	$1.69
February 28, 2010	$1.78	$1.59

B.  PLAN OF DISTRIBUTION

Not applicable.

C.  MARKETS

Our ordinary shares are traded only in the United States on The NASDAQ Global Market.

D.  SELLING SHAREHOLDERS

Not applicable.

E.  DILUTION

Not applicable.

F.  EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We were first registered under Israeli law on March 9, 2000. Our registration number with the Israel Registrar of Companies is 51-292138-8. The objective stated in Section 3 of our articles of association is to carry on any business and perform any act which is not prohibited by law.

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

If the transaction is not an extraordinary transaction, the office holder is not required to disclose any personal interest that he or she has solely as a result of a personal interest of his or her relative in the transaction.

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

Modification of Rights

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Company’s articles of incorporation, may be modified or abrogated by the Company, by a resolution of the shareholders, subject to the consent in writing of the holders of at least a majority of the issued shares of such class or the adoption of a resolution passed at a separate meeting of the holders of the shares of such class.

Shareholders’ Meetings and Resolutions

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold shares conferring in the aggregate more than 25% of the voting power of the Company, unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Under the Companies Law, each shareholder of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy or by written ballot, and voting on the matter, subject to certain exceptions provided for in our articles of association which require a majority of at least 75% of the voting power of the Company represented at the shareholder meeting.

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, and refrain from abusing his power in the company, including in voting in the general meeting of shareholders on the following matters:

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

Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board must convene a extraordinary general meeting upon the demand of two of the directors, one fourth of the nominated directors, one or more shareholders having at least 5% of outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairperson of the board of directors presides at each of our general meetings. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

Limitation on Owning Securities

The ownership of our ordinary shares by nonresidents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for citizens of countries, which are in a state of war with Israel, who may not be recognized as owners of our ordinary shares.

Mergers and Acquisitions and Tender Offers under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In addition, under our articles of association, approval of a merger transaction requires that holders of at least a majority of the voting power of the Company vote in favor of the merger transaction. In determining whether the required majority under the Companies Law has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no shareholder that holds more than 45% of the voting rights in the company.

If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If the shareholders who declined or do not respond to the tender offer hold 5% or less of the company’s outstanding share capital or class of shares, all the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital. However, the tendered shareholders may seek to alter the consideration by court order.

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

E.  TAXATION

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following contains a description of material relevant provisions of the current Israeli income tax regime applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

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

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.  In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.  However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Special Provisions Relating to Taxation under Inflationary Conditions

According to the Income Tax law (Inflationary Adjustments), 1985, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI.

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

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Before April 1, 2005 an Approved Enterprise was entitled to either receive investment grants and certain tax benefits from the Government of Israel or an alternative package of tax benefits (“Alternative Benefits”). We have elected to forego the entitlement to grants and have applied for the Alternative Benefits, under which undistributed income that we generate from our Approved Enterprises will be completely tax exempt (a “tax exemption”) for two years commencing from the year that we first produce taxable income and will be subject to a reduced tax rate of 10%-25% for an additional five to eight years, depending on the extent of foreign investment in the Company.

Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This tax is withheld at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to pay corporate tax at the rate of 10% - 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. However, we are not obliged to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 (or 10 years) from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the previous Alternative Benefits package, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven or ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company which has a sufficiently high level of foreign investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the extent of its income that is derived from exports.

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

As a result of the Amendment, tax-exempt income generated under the provisions of the new provisions will subject us to taxes upon distribution of the tax-exempt income to shareholders or upon liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

As of December 31, 2009, the Company did not generate income under any of the above mentioned laws.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.  The TP Regs are not expected to have a material effect on the Company.

Taxation of our Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares. According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, unless such shareholder claims a deduction for financing expenses in connection with such shares in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “substantial shareholder” (generally a shareholder who holds directly or indirectly 10% or more of the right to profits, right to nominate a director or voting rights) of the company issuing the shares, the tax rate is 25%.

The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder. However, the foregoing tax rates will not apply to dealers in securities.

Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli companies, and are currently taxed at a rate of 25%.

Non-residents of Israel, including corporations, will generally be exempt from any capital gains tax from the sale of shares traded on a recognized stock exchange outside of Israel (including NASDAQ), provided that such shareholders did not acquire their shares prior to an initial public offering and that the gains are not derived through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In any case, these tax rates are subject to the provisions of any applicable tax treaty.

In addition, pursuant to the Convention Between the U.S. Government and the Government of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “United States Treaty Resident”) generally will not be subject to the Israeli capital gains tax unless such United States Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such United States Treaty Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest. On the distribution of dividends by a publicly traded company, income tax is withheld at source, at the rate of 20% for dividends paid to an individual or foreign corporation, and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. persons holding our ordinary shares (referred to herein as U.S. holders) of purchasing, owning, and disposing of such shares. For this purpose, a U.S. person is, in each case as defined for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereofor the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. persons.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our shares in exchange for services.

This summary addresses only ordinary shares that (a) are held as capital assets, and (b) were acquired upon original issuance at their initial offering price.

This summary relates only to U.S. federal income taxes. It does not address any other tax, including but not limited to, state, local, or foreign taxes, or any other U.S. federal taxes other than income taxes.

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

Disposition of Ordinary Shares

In general, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 15% through December 31, 2010, after which the maximum capital gains rate is scheduled to return to 20%. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the U.S.-Israel Tax Treaty. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

Passive Foreign Investment Company

We were a “passive foreign investment company,” or PFIC, for the years ended December 31, 2003, 2006 and 2007. We do not believe we were a PFIC in 2004 or 2005, nor do we believe that we should be treated as a PFIC for 2008 and 2009. We nevertheless recognize that there are significant areas of uncertainty in the PFIC rules and the IRS may not agree with our belief. We are a PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we are a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. If we qualify as a PFIC at any time during a U.S. holder’s holding period of our ordinary shares, any subsequent distributions to, or disposition of the shares by, the U.S. holder will be subject to the excess distribution rules (described below), regardless of whether we are a PFIC in the year of distribution or disposition, unless the U.S. holder: (1) made the qualified electing fund (“QEF”) election (described below); (2) made the mark-to-market election (described below); or (3) during a year in which the corporation is no longer a PFIC, elected to recognize all gain inherent in the shares on the last day of the last taxable year in which the corporation was a PFIC. Therefore, for example, if a U.S. holder acquired our ordinary shares in 2007, such ordinary shares will henceforth be considered shares in a PFIC, regardless of whether we meet the PFIC tests in future years, unless the U.S. holder makes a timely QEF or mark-to-market election, or makes the deemed-gain election in a year in which the corporation is no longer a PFIC.

If we are a PFIC, each U.S. holder, upon certain “excess distributions” by us and upon disposition of our ordinary shares at a gain, would be liable to pay tax at the highest then-prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the holder’s holding period for the ordinary shares. Additionally, if we are a PFIC, a U.S. holder who acquires ordinary shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such ordinary shares. Instead, such U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower.

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

If our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our shares may elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder’s adjusted tax basis in such shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. The adjusted tax basis of a U.S. holder's ordinary shares is increased by the amount included in gross income under the mark-to-market regime, or is decreased by the amount of the deduction allowed under the regime. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general excess distribution rules and the denial of basis step-up at death described above.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. holders of our ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of our ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its ordinary shares. There is no assurance that any lower-tier PFIC will provide to a U.S. holder the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to our ordinary shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of our ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. holder made a mark-to-market election under the PFIC rules in respect of our ordinary shares and made a QEF election in respect of a lower-tier PFIC, that U.S. holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

THE RULES DEALING WITH PFICS AND WITH THE QEF AND MARK-TO-MARKET ELECTIONS ARE VERY COMPLEX AND ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING OUR OWNERSHIP OF ANY NON-U.S. SUBSIDIARIES. AS A RESULT, U.S. HOLDERS OF ORDINARY SHARES ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES IN CONNECTION WITH THEIR PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES.

Backup Withholding and Information Reporting

A U.S. holder (excepting most corporations) may, under certain circumstances, be subject to information reporting requirements and backup withholding (currently at a rate of 28%) on payments of dividends, interest, and other reportable payments. A non-corporate U.S. holder should consult its own independent tax advisor regarding the possibility of information reporting and backup withholding on payments in connection with the purchase, ownership, or disposition of our ordinary shares.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

We file annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. In addition, our annual and special reports and other information filed with the SEC is available free of charge through the Investors section of our website at www.rosettagenomics.com as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC.

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

The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	Actual	At 2006 Exchange rates (1)	Actual	At 2007 Exchange rates (1)	Actual	At 2008 Exchange rates (1)
	(In thousands)
Operating loss	$11,045	$9,676	$14,071	$12,814	$14,797	$15,794

(1) Based on average exchange rates during the period.

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

Use of Proceeds

The Registration Statement on Form F-1 (Reg. No. 333-137095) in connection with our initial public offering was declared effective by the SEC on February 26, 2007. In the initial public offering, we sold 4,312,500 ordinary shares at an initial public offering price per share of $7.00. The net offering proceeds to us after deducting total expenses were $26,008,011. As of December 31, 2009, all of the net proceeds of the offering had been used to fund operations and capital expenditures.

ITEM 15T.  CONTROLS AND PROCEDURES

A.  DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, based on such evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2009, our internal control over financial reporting is effective at a reasonable assurance level based on those criteria.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

C.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the fourth quarter of our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Gerald Dogon (Chairman), Prof. Moshe Many and Tali Yaron-Eldar, all of whom are independent under the rules and regulations of NASDAQ. Our board of directors has determined that Mr. Dogon qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of conduct and ethics that applies to all of our employees, including our principal executive officer and principal accounting and financial officer, and our directors. The text of the code of conduct and ethics is posted on the “Corporate Governance” section of our website at www.rosettagenomics.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors, principal executive and financial and accounting officers will be included in a Form 6-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of The NASDAQ Stock Market.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services  normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2009 and December 31, 2008 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2009	2008
Audit fees (1)	$104,000	$105,000
Audit-related fees	40,762	18,560
Tax fees (2)	10,000	10,000
All other fees (3)	17,731	-
Total	$172,493	$133,560

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

ITEM 16G.  CORPORATE GOVERNANCE

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the rules of The NASDAQ Stock Market. However, pursuant to the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. We have in the past elected to follow home country practice in lieu of certain NASDAQ requirements as follows:

•
NASDAQ rules require that the quorum for meetings of a company’s shareholders be not less than 33 1/3% of the outstanding voting stock of the company.  We have, however, chosen to follow home country practice with respect to shareholder meeting quorum and our articles of association provide that the quorum required for any meeting of our shareholders shall consist of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of the voting power of our issued share capital.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit

1.1(6)	Second Amended and Restated Articles of Association, as amended.

2.1(1)	Form of Share Certificate for Ordinary Shares.

2.2(1)	Investor Rights Agreement dated April 4, 2006.

2.3(9)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the January 2010 registered direct offering.

2.4(7)
Convertible Note Agreement, dated as of September 24, 2008, by and among Rosetta Genomics Ltd. and the entities identified in the Schedule of Investors thereto and form of Convertible Promissory Notes.

4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.3(1)
Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).

4.4(4)	Lease, dated December 2, 2007, between 15 Exchange Place Corp. and Rosetta Genomics Inc.

4.5(7)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.

4.6(1)	2003 Israeli Share Option Plan.

4.7*	2006 Employee Incentive Plan (Global Share Incentive Plan).

4.8(1)	Form of Director and Officer Indemnification Agreement.

4.9(8)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.10(1)@	License Agreement, dated August 2, 2006, by and between The Johns Hopkins University and Rosetta Genomics Ltd.

4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.12(1)@
Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

4.13(4)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.14(7)@	Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd.

4.15(7)@	License Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.

4.16(7)@	Laboratory Services Agreement, effective as of April 10, 2009, by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd.

4.17(5)	Stock Purchase Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.

4.18(7)	Stock Purchase Agreement by and among Rosetta Genomics Ltd., Rosetta Genomics Inc., Parkway Clinical Laboratories, Inc. and Dr. Raza Bokhari, dated July 22, 2008.

4.19(7)	Stock Purchase Agreement by and among Sanra Laboratories, LLC, Parkway Clinical Laboratories, Inc. and Rosetta Genomics Inc., dated May 15, 2009.

8.1*	Subsidiaries.

12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).

13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.

(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.

(3)	Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (Reg. No. 333-147805), filed with the SEC on December 3, 2007.

(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.

(5)	Incorporated by reference from the Registrant’s Form 6-K dated April 2009 (Reg. No. 001-33042), filed with the SEC on April 14, 2009.

(6)	Incorporated by reference from the Registrant’s Form 6-K dated December 2009 (Reg. No. 001-33042), filed with the SEC on January 5, 2010.

(7)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.

(8)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.

(9)	Incorporated by reference from the Registrant’s Form 6-K dated January 2010 (Reg. No. 001-33042), filed with the SEC on January 14, 2010.

*	Filed herewith.

@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: March 26, 2010	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity (Deficiency)	F-6 - F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12 - F-40

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ROSETTA GENOMICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2009 and for the period from March 9, 2000 (date of inception) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's and its subsidiary internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiary internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2009 and for the period from March 9, 2000 (date of inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,329	$13,727
Restricted cash	10a	1,076	643
Short-term bank deposit	4	3,143	840
Marketable securities	5	2,756	426
Trade receivables		72	-
Other accounts receivable and prepaid expenses	6	557	290
Current assets of discontinued operation		-	631

Total current assets		10,933	16,557

LONG-TERM ACCOUNTS RECEIVABLES	1e	502	-
SEVERANCE PAY FUND		92	131
PROPERTY AND EQUIPMENT, NET	7	1,216	1,366
ASSETS OF DISCONTINUED OPERATION		-	2,214

		1,810	3,711

Total assets		$12,743	$20,268

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term bank loan	10b	$125	$103
Trade payables		654	664
Other accounts payable and accruals	8	1,526	1,214
Liabilities of discontinued operations		-	572

Total current liabilities		2,305	2,553

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	10b	46	117
Convertible loan	9	1,500	750
Deferred revenue	2j	1,928	228
Accrued severance pay		122	520

Total long-term liabilities		3,596	1,615

COMMITMENTS AND CONTINGENT LIABILITIES	10

SHAREHOLDERS' EQUITY:
Share capital:	11
Ordinary shares of NIS 0.01 par value: 27,578,370 and 17,578,370 shares authorized at December 31, 2009 and 2008, respectively; 14,434,814 and 12,367,303 shares issued at December 31, 2009 and 2008, respectively, and 14,239,443 and 12,171,932 shares outstanding at December 31, 2009 and 2008, respectively		32	27
Additional paid-in capital		68,174	61,025
Other comprehensive income		96	3
Deficit accumulated during the development stage		(61,460)	(44,955)

Total shareholders' equity		6,842	16,100

Total liabilities and shareholders' equity		$12,743	$20,268

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	Note	2009	2008	2007	2009

Revenues		$150	$-	$-	$150
Cost of revenues		339	-	-	339

Gross loss		189	-	-	189

Operating expenses:
Research and development, net		6,552	8,705	6,400	34,756
Marketing and business development		4,451	2,177	1,742	11,169
General and administrative		3,605	3,189	2,903	14,131

Total operating expenses		14,608	14,071	11,045	60,056

Operating loss		14,797	14,071	11,045	60,245
Financial expenses (income), net	13	(45)	(5,449)	3,616	(1,379)

Loss from continuing operations		14,752	8,622	14,661	58,866

Net loss from discontinued operations	1e	1,753	841	-	2,594

Net loss		$16,505	$9,463	$14,661	$61,460

Basic and diluted net loss per Ordinary share from continuing operations		$1.09	$0.72	$1.32

Basic and diluted net loss per Ordinary share from discontinuing operations		$0.13	$0.07	$-

Basic and diluted net loss per Ordinary share		$1.22	$0.79	$1.32

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		13,543,324	12,038,295	11,142,149

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of March 9, 2000 (date of inception)	-	-	-	$-	$-	$-	$-	$-	$-	$-

Issuance of shares, net	2,522,496	-	-	6	34	-	-	-	-	40
Net loss	-	-	-	-	-	-	-	-	(145)	(145)

Balance as of December 31, 2000	2,522,496	-	-	6	34	-	-	-	(145)	(105)
Issuance of shares, net in July-December 2001	38,421	-	-	*) -	153	-	-	-	-	153
Treasury shares	(195,371)	-	-	*) -	-	-	-	-	-	*) -
Net loss	-	-	-	-	-	-	-	-	(367)	(367)

Balance as of December 31, 2001	2,365,546	-	-	6	187	-	-	-	(512)	(319)
Exercise of stock options	10,184	-	-	*) -	-	-	-	-	-	*) -
Deferred stock compensation	-	-	-	-	196	-	-	(196)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	72	-	72
Forfeiture of options granted to employees	-	-	-	-	(6)	-	-	6	-	-
Net loss	-	-	-	-	-	-	-	-	(1,582)	(1,582)

Balance as of December 31, 2002	2,375,730	-	-	6	377	-	-	(118)	(2,094)	(1,829)
Issuance of series A Preferred shares, net in July 2003	-	535,084	-	1	2,652	-	-	-	-	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	-	621,835	-	2	2,689	-	-	-	-	2,691
Exercise of warrants to series A Preferred shares	-	180,850	-	*) -	660	-	-	-	-	660
Exercise of stock options	37,816	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	174	-	-	(174)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	177	-	177
Forfeiture of options granted to employees	-	-	-	-	(22)	-	-	22	-	-
Expenses related to warrants granted to non-employees	-	-	-	-	194	-	-	-	-	194
Net loss	-	-	-	-	-	-	-	-	(2,305)	(2,305)

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

*)        Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

Issuance of series B Preferred shares, net in September 2004	-	265,747	-	1	1,394	-	-	-	-	1,395
Issuance of Ordinary shares in May 2004	56,914	-	-	*) -	-	-	-	-	-	*) -
Exercise of stock options	17,033	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	239	-	-	(239)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	92	-	92
Forfeiture of options granted to employees	-	-	-	-	(25)	-	-	25	-	-
Receipts on account of shares	-	-	-	-	-	493	-	-	-	493
Expenses related to shares and warrants granted to non-employees	-	-	-	-	52	-	-	-	-	52
Net loss	-	-	-	-	-	-	-	-	(2,982)	(2,982)

Balance as of December 31, 2004	2,487,493	1,603,516	-	10	8,384	493	-	(215)	(7,381)	1,291

Issuance of series B Preferred shares, net in February 2005	-	392,087	-	1	2,164	(493)	-	-	-	1,672
Conversion of shareholders loan to series B Preferred shares	-	20,802	-	*) -	122	-	-	-	-	122
Exercise of stock options	55,394	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	32	-	-	(32)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	124	-	124
Forfeiture of options granted to employees	-	-	-	-	(16)	-	-	16	-	-
Cost related to shares and warrants granted to non-employees	-	-	-	-	161	-	-	-	-	161
Cost related to warrants granted as finders' fee	-	-	-	-	138	-	-	-	-	138
Expenses related to accelerations of vesting of stock options	-	-	-	-	12	-	-	-	-	12
Net loss	-	-	-	-	-	-	-	-	(5,843)	(5,843)

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	-	(107)	(13,224)	(2,323)

*)        Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	(107)	(13,224)	(2,323)

Conversion of convertible loan into series B Preferred shares	-	1,033,382	-	2	6,228	-	-	-	6,230
Issuance of series C Preferred shares, net	-	1,822,422	-	4	13,292	-	-	-	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	-	76,395	-	*) -	447	-	-	-	447
Exercise of stock options	11,148	-	-	*) -	-	-	-	-	*) -
Amortization of deferred stock compensation	-	-	-	-	-	-	59	-	59
Issuance of shares to non-employee	9,240	-	-	*) -	61	-	-	-	61
Unrealized gain from marketable securities	-	-	-	-	-	3	-	-	3
Cancellation of restricted Ordinary shares	(1,581)	-	-	*) -	-	-	-	-	*) -
Compensation related to shares and warrants granted to non-employees	-	-	-	-	177	-	-	-	177
Stock-based compensation to employees	-	-	-	-	756	-	-	-	756
Net loss	-	-	-	-	-	-	-	(7,607)	(7,607)

Balance as of December 31, 2006	2,561,694	4,948,604	-	17	31,958	3	(48)	(20,831)	11,099

Conversion of Ordinary shares into Ordinary A shares	(2,159,126)	-	2,159,126	-	-	-	-	-	-
Adjustment from conversion into Ordinary shares	-	306,962	(306,962)	-	-	-	-	-	-
Conversion into Ordinary shares in March 2007	7,107,730	(5,255,566)	(1,852,164)	-	-	-	-	-	-
Issuance of Ordinary shares, net of $ 4,180 issuance costs in March 2007	4,312,500	-	-	10	25,998	-	-	-	26,008
Exercise of stock options	83,999	-	-	-	41	-	-	-	41
Exercise of warrants	3,947	-	-	-	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	33	-	33
Forfeiture of options granted to employees	-	-	-	-	(15)	-	15	-	-
Stock-based compensation to non-employees	-	-	-	-	155	-	-	-	155
Stock-based compensation to employees	-	-	-	-	847	-	-	-	847
Unrealized gain from hedging activities	-	-	-	-	-	83	-	-	83
Net loss	-	-	-	-	-	-	-	(14,661)	(14,661)

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	-	(35,492)	23,605

*)        Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	(35,492)	23,605
Exercise of stock options	31,527	-	-	*) -	33	-	-	33
Issuance of shares in July 2008	229,661	-	-	*) -	1,000	-	-	1,000
Stock-based compensation to non-employees	-	-	-	-	70	-	-	70
Stock-based compensation to employees	-	-	-	-	938	-	-	938
Realized loss from hedging activities	-	-	-	-	-	(83)	-	(83)
Net loss	-	-	-	-	-	-	(9,463)	(9,463)

Balance as of December 31, 2008	12,171,932	-	-	27	61,025	3	(44,955)	16,100

Exercise of stock options	2,511	-	-	*) -	-	-	-	*) -
Issuance of shares in April 2009	2,000,000	-	-	5	**) 5,725	-	-	5,730
Stock-based compensation to non-employees	-	-	-	-	52	-	-	52
Stock-based compensation to employees	65,000	-	-	-	1,372	-	-	1,372
Unrealized gain from marketable securities	-	-	-	-	-	93	-	93
Net loss	-	-	-	-	-	-	(16,505)	(16,505)

Balance as of December 31, 2009	14,239,443	-	-	$32	$68,174	$96	$(61,460)	$6,842

Accumulated other comprehensive income
	Year ended December 31,
	2009	2008

Accumulated unrealized gains from available-for-sale marketable securities	$96	$3

	$96	$3

*)        Represents an amount lower than $ 1.
**)      Net of issuance expenses in an amount of $ 570 and deferred revenues in an amount of $ 1,700 (see Note 1f (3)).

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	2009	2008	2007	2009
Cash flows from operating activities:
Net loss	$(16,505)	$(9,463)	$(14,661)	$(61,460)
Loss from discontinued operations	1,753	841	-	2,594

Loss from continuing operations	(14,752)	(8,622)	(14,661)	(58,866)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	344	316	179	1,445
Foreign currency adjustments	8	(39)	12	(41)
Amortization of discount on convertible loan and income related to embedded derivative	-	-	-	529
Interest on short-term bank deposit	(28)	(5)	-	(182)
Capital loss from sale of property and equipment	4	2	4	59
Increase (decrease) in accrued severance pay, net	(359)	209	(66)	30
Stock-based compensation to employees	1,372	938	880	4,482
Compensation related to shares and warrants granted to non-employees	52	70	155	999
Gain from marketable securities	(31)	(5,676)	(98)	(5,823)
Impairment of investments in marketable securities	-	631	5,009	5,640
Increase in trade receivables	(72)	-		(72)
Decrease (increase) in other accounts receivable and prepaid expenses	(769)	7	(80)	(1,059)
Increase (decrease) in trade payables	(10)	148	248	654
Increase in other accounts payable and accruals	312	112	352	1,526
Increase in deferred revenue	1,700	-	-	1,928

Net cash used in operating activities from continuing operations	(12,229)	(11,909)	(8,066)	(48,751)
Net cash provided by (used in) operating activities from discontinued operations	458	(26)	-	432

Net cash used in operating activities	(11,771)	(11,935)	(8,066)	(48,319)

Cash flows from investing activities:
Purchase of property and equipment	(199)	(431)	(975)	(2,783)
Proceeds from sale of property and equipment	1	-	-	63
Decrease (increase) in bank deposits	(2,275)	(723)	5,037	(2,961)
Purchase of marketable securities	(4,497)	(8,491)	(68,430)	(82,168)
Proceeds from sale of marketable securities	2,291	23,755	53,263	79,691
Increase in restricted cash	(433)	(643)	-	(1,076)
Proceeds from sale of Parkway	(35)	-	-	(35)

Net cash provided by (used in) investing activities from continuing operations	(5,147)	13,467	(11,105)	(9,269)
Net cash used in investing activities from discontinued operations	(12)	(2,115)	-	(2,127)

Net cash provided by (used in) in investing activities	(5,159)	11,352	(11,105)	(11,396)

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,				Period from March 9, 2000 (date of inception) through December 31,
	2009	2008		2007	2009
Cash flows from financing activities:
Repayment of capital lease	(119)		(239)	(70)	(465)
Receipt of long-term bank loan and capital lease	73		249	261	848
Repayment of long-term bank loan	(10)		(14)	(17)	(119)
Proceeds from convertible loans	750		750	-	10,040
Issuance of shares, net	5,730		-	27,318	51,510
Exercise of warrants and options	-		33	41	1,181

Net cash provided by financing activities from continuing operations	6,424		779	27,533	62,995
Net cash provided by financing activities from discontinued operations	24		25	-	49

Net cash provided by financing activities	6,448		804	27,533	63,044

Increase (decrease) in cash and cash equivalents	(10,482)		221	8,362	3,329
Cash and cash equivalents at beginning of period	*) 13,811		13,590	5,228	-

Cash and cash equivalents at end of period	$3,329	$	*) 13,811	$13,590	$3,329

Supplemental disclosure:

(a) Non-cash transactions:

Conversion of convertible loan	$-		$-	$-	$6,230

(b) Cash paid during the year for:

Income taxes	$40		$72	$36	$223

Interest	$-		$3	$4	$20

*)        Includes cash and cash equivalents of discontinued operations of $ 84 at December 31, 2008.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000. The Company develops microRNA-based diagnostic and therapeutic products. The Company is focused on developing and commercializing these products, establishing strategic alliances with leading biotechnology and pharmaceutical companies, and establishing and maintaining a strong intellectual property position in the microRNA field.

b.
The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to expand the research, development and the business development of the Company in the U.S.

c.
On March 2, 2007, the Company consummated an initial public offering ("the IPO") on the NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares for net proceeds of $ 26 million (see also Note 11a).

d.	The Company's accumulated deficit during the development stage totaled $ 61,460 for the period from March 9, 2000 (date of inception) to December 31, 2009.

The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved.

e.	Acquisition and sale of Parkway Clinical Laboratories, Inc. ("Parkway")

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

The consideration included (i) $ 1,900 in cash, (ii) issuing 229,661 Ordinary shares of the Company equal in value to $ 1,000, and (iii) issuing expenses of $ 207.

Starting the closing date, Parkway's results of operations have been included in the consolidated financial statements.

This acquisition was accounted for under the purchase method of accounting, in accordance with ASC 805, "Business Combinations" (formerly: Statement of Financial Accounting Standards No. 141 "Business Combinations"), and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Working capital	$(71)
Property and equipment, net	86
Intangible assets:
Backlog	193
CLIA certification	144
Goodwill	2,755

Net assets acquired	$3,107

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE1:-	GENERAL (Cont.)

The Company performed an annual assessment of goodwill impairment as of December 31, 2008 for the laboratory services. The Company performed the impairment analysis based on estimated discounted future cash flow. As a result of this analysis, the Company determined that goodwill impairment related to the laboratory services had occurred and recognized a non-cash impairment charge of $ 850 as of December 31, 2008.

Subsequent to obtaining the CLIA certification for the Company's laboratory in Philadelphia, Pennsylvania, on May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $ 2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $ 750. According to ASC 810 "Consolidation" (formerly: Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements") the Company calculated the fair value of future consideration by using discounted estimate of future cash receipt. As a result of the transaction the controlling interests in Parkway were transferred to the buyer, as well as all the risks. Accordingly, the Company has no future liabilities or obligation related to Parkway. As of the transaction date, the fair value of the estimated future consideration was $ 759. During 2009, the Company received an amount of $ 76 in respect of this consideration.

As of December 31, 2009, the Company revalued the fair value of the estimated future consideration to $ 773 out of which $ 292 is recorded as short-term other accounts receivable and $ 481 is recorded as long-term other accounts receivable. As a result of the revaluation, the Company recorded a gain of $ 79, attributed to discontinued operations, and an amount of $ 11 which was attributed to financial income.

The following table sets forth the loss from discontinued operations of Parkway in the amount of $ 1,753 as of the year ended December 31, 2009:

Fair value of estimated future consideration as of May 18, 2009 (the transaction date):	$759

Investment in Parkway as of May 18, 2009:
Working capital	(143)
Property and equipment, net	58
Intangible assets:
Backlog	36
CLIA certification	144
Goodwill	1,905

Loss	1,241
Operating loss	*) 591
Loss as of the transaction date	1,832

Updating of fair value of estimated future consideration as of December 31, 2009	(79)

Loss from discontinued operations	$1,753

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

*)	The following table sets forth the operating loss from discontinued operations:

Revenues	$(976)
Cost of revenues	606
General and administrative and Marketing	984
Income tax	(23)

Operating loss	$591

Parkway’s results have been classified as discontinued operations for all presented periods.

According to ASC 360 "Property, Plant, and Equipment / ASC 205 "Presentation of Financial Statements" (formerly: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in ASC 360, has been disposed of or is classified as held-for-sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the Company met the criteria for reporting discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

f.	1.	License and collaboration agreement with Prometheus:

On April 10, 2009, the Company entered into a license and collaboration agreement ("the License Agreement") with Prometheus Laboratories Inc. ("PL") under which the Company agreed to exclusively license and sublicense to PL certain rights related to the Company's microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso ("Cancer Diagnostics Products"), including the rights to certain software developed by the Company and related to the miRview ™ mets product. The Company also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostics Products and to develop two new microRNA-based gastroenterology tests ("GI Products"). Under the License Agreement, PL has the exclusive right to develop and commercialize the Cancer Diagnostics Products and the GI Products in the U.S. The License Agreement also gives PL a right of first negotiation to take a license for certain diagnostic tests or products that are under development by the Company.

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

The License Agreement will terminate upon the later of the expiration or abandonment of the last licensed patent to expire or become abandoned, or, if a licensed product involves certain sublicensed technical information, until the end of such additional period as is required under the applicable upstream license. PL can terminate the License Agreement (either entirely or as to one or more licensed products) by providing a six months' written notice to the Company.

Under the Company's services agreement with PL, from the fees that the Company receives from PL, in consideration for performing the services, the Company deducts the COGS, royalties to third parties, and the remaining amounts are transferred to a separate account ("Development Fund"). The amounts in the Development Fund will then be used by the Company to develop improvements to the Company's products, according to an agreed upon development plan, with PL.

2.	Prometheus stock purchase agreement:

On April 10, 2009, the Company entered into a stock purchase agreement with PL ("the Purchase Agreement"). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 2,000,000 Ordinary shares of the Company ("the Shares") at a price of $ 4.00 per share in a private placement transaction. Under the terms of the Purchase Agreement, as long as PL or its affiliates continue to hold at least 50% of these Shares, PL is entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, PL has the right to participate in future offerings of the Company's securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.

Under the terms of the Purchase Agreement, the Company is also required to prepare and file with the Securities and Exchange Commission ("SEC") a registration statement on Form F-3 ("the registration statement") covering the resale of the Shares. The registration statement should be filed within 45 days from the closing date and should be declared effective within 90 days of the closing date if it is not reviewed by the SEC or within 180 days of the closing date if it is reviewed by the SEC. If the registration statement is not declared effective within the required timeframe, the Company will be required to pay liquidated damages equal to 1% of the aggregate purchase of the Shares for each month that effectiveness is delayed, up to a maximum of 8% of the aggregate purchase price. The registration statement was filed on June 12, 2009, it was declared effective on June 22, 2009. As such, no liquidation damages were paid.

3.
As a result of the stock purchase agreement and the license and collaboration agreement detailed above, the Company received $ 8,000 out of which an amount of $ 5,730 was recorded as shareholders' equity (net of issuance cost of $ 570) and $ 1,700 was recorded as deferred revenue.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters" (formerly: Statement of Financial Accounting Standards No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

The Company accounts for investments in debt securities and trust fund in accordance with ASC 320, "Investments-Debt and Equity Securities" (formerly: Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and FASB Staff Position ("FSP") No. 115-2). Management determines the appropriate classification of its investments in debt securities and trust fund at the time of purchase and reevaluates such determination at each balance sheet date.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At December 31, 2009 and 2008, all marketable securities are designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders' equity, realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

As of December 31, 2007, the Company had $ 7,400 of principal invested in Auction Rate Securities (ARS) ranked AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has revalued its ARS portfolio. As a result, it has recorded an impairment charge of $ 5,009 in its statement of operation to reflect other than temporary decline in the value of its investment in ARS. During 2008, the Company recorded an additional impairment of $ 631 related to the ARS.

During the fourth quarter of 2008, the Company received $ 7,400 from the repurchase of the ARS following an unexpected offer to settle the ARS and recorded a gain in the amount of $ 5,640 upon receiving the funds.

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

The long-lived assets of the Company and its subsidiary and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment"/ ASC 250, "Presentation of Financial Statements" (formerly: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144")), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2009 and 2008, no impairment losses have been identified.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Convertible notes:

Convertible notes are accounted for in accordance with the provisions of ASC 815, "Derivatives and Hedging" and ASC 470-20, "Debt with Conversion and Other Options". The Company, where applicable, recorded an embedded derivative instrument classified as a liability.

j.	Revenue recognition:

Revenues from sales of the Company's products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues from collaborative agreements consist primarily of royalty payments, payments for research and developmental services, up-front fees and milestone payments.  If an arrangement requires the delivery or performance of multiple deliverables or service elements, the Company determines whether the individual elements represent "separate units of accounting" under the requirements of ASC 605-25 "Multiple-Element Arrangements" (formerly EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21")).

If the separate elements meet the requirements of ASC 605-25, the Company recognizes the revenue associated with each element separately and revenue is allocated among elements based on relative fair value.  If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

Royalties from licensing the right to use the Company's products are recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use the Company's products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where revenue recognition criteria were not met. As of December 31, 2009, the Company has deferred revenue in an amount of $ 1,928 (see also Note 1f (3)).

k.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are charged to research and development expense as incurred. During the years ended December 31, 2009, 2008 and 2007, the Company charged to research and development expense $ 135, $ 162 and $ 253 of costs associated with license fees, respectively. (See also Note 10f-10k).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") for funding approved research and development projects, are presented as a reduction from the research and development expenses (see also Note 10l). The Company received grants in an amount of $ 297, $ 143 and $ 143, in the years 2009, 2008 and 2007, respectively.

l.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" (formerly: Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)")). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2009, 2008 and 2007 was $ 1.24, $ 3.14 and $ 5.12, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2009	2008	2007

Dividend yield	0%	0%	0%
Expected volatility	61%-75%	75%-85%	85%-90%
Risk-free interest	2.35%	3.53%	4.17%
Expected life	5-6.25 years	6.25 years	6.25 years

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The dividend yield used for the twelve months ended December 31, 2009 and 2008 was 0%.

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

The Company applies ASC 718 and ASC 505-50 "Equity-Based Payments to Non-Employees" (formerly EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services"), with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

m.	Net loss per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260 "Earnings per Share" (Formerly Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128")).

Basic and diluted net loss per share is computed using the weighted average number of Ordinary shares outstanding during the period.

For the years ended December 31, 2009, 2008 and 2007, all outstanding options, warrants and Preferred shares, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

n.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740, "Income Taxes" (formerly: Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109")). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted ASC 740-10 (formerly: Statement of Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48")). ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

o.	Severance pay:

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

For those Israeli employees who are not included under Section 14, the liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Israeli subsidiary's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2009, 2008 and 2007 were $ 138, $ 478 and $ 171, respectively, and $ 1,430 from March 9, 2000 (date of inception) through December 31, 2009.

The subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The subsidiary matches the employee contributions to the plan up to a limit of 3% of their eligible compensation. In the years 2009, 2008, and 2007, the subsidiary recorded an expense for matching contributions in the amount of $ 22, $ 24 and $ 14, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term bank deposits, marketable securities, trade receivables and other account receivables.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents are deposited with major banks in Israel and major banks in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include investments in Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

As of December 31, 2009, the Company's marketable securities include investments in Israeli government bonds and a trust fund. Management believes that minimal credit risk exists with respect to these marketable securities.

q.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short-term maturities.

Effective January 1, 2008, the Company adopted ASC 820, "Fair Value Measurements and Disclosures" (formerly issued as Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157")  and, effective October 10, 2008, adopted FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2 " Effective Date of FASB Statement No. 157"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.
As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The Company accounts for derivative financial instruments in accordance with ASC 815 "Derivatives and Hedging" (Formerly SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133")). Under ASC 815, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair of values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings.

During 2009 and 2008, the Company recognized income from derivative instruments of $ 0 and $ 182, respectively, which was offset against the payroll expenses in the statement of income and recorded financial expenses from derivative instruments of $ 0 and $ 87, respectively. As of December 31, 2009, the Company has no unrecognized income from derivative instruments.

s.	Impact of recently issued Accounting Standards:

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605) Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition-Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13.

In June 2009, FASB issued Accounting Standards Codification ("ASC") Topic No. 105 "Generally Accepted Accounting Principles" ("the Codification").  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on the Company's consolidated financial statements and notes thereto.  The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009. As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2009, FASB issued ASC Topic No. 855, "Subsequent Events" ("FASB ASC No. 855"). FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009.  The adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued an update to ASC 820, "Fair Value Measurements and Disclosures" (formerly: FSP FAS 157-4, "Determining Whether a Market Is Not Active and a Transaction Is Not Distressed"). The update provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820, and provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial) and will require enhanced disclosures. The update is effective for periods ending after June 15, 2009. The adoption did not have a material effect on the Company's consolidated financial statements.

t.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net income.

NOTE 3: -	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures" (originally issued as SFAS 157), the Company measures its marketable securities at fair value based on quoted market price. Marketable securities are classified within level 2. This is because these assets are valued using quoted market prices for similar assets or alternative pricing sources and models utilizing market observable inputs. The Company valued the level 3 other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the asset. The Company valued the level 3 convertible loan based on the fair value (see Note 9).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2009:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$2,756	$-	$2,756

Other accounts receivable resulting from fair value of Parkway's estimated future consideration	-	-	773	773

Total assets	$-	$2,756	$773	$3,529

Liabilities:
Convertible loan	$-	$-	$1,500	$1,500

Total liabilities	$-	$-	$1,500	$1,500

NOTE 4:-	SHORT-TERM BANK DEPOSIT

As of December 31, 2009, the Company holds deposits as follows:

Amount	Maturity date	Annual interest

$3,023	June 2, 2010	1.3%
$120	December 3, 2010	0.8%

NOTE 5:-	MARKETABLE SECURITIES

As of December 31, 2009 and 2008, the Company holds $ 2,756 and $ 426 in marketable securities, respectively, designated as available-for-sale.

Accordingly, the balance of these available-for-sale securities as of December 31, 2009 and 2008 is stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss).
	Amortized cost	Accrued interest	Unrealized gains	Market value
Available-for-sale:
December 31, 2009:
Israeli government bonds	$2,629	$31	$96	$2,756

December 31, 2008:
US Government and Agencies Securities	$422	$1	$3	$426

Proceeds from maturity and sales of available-for-sale securities during 2009, 2008 and 2007 were $ 2,291, $ 23,755and $ 53,263, respectively. Net realized gains from the sales of available-for-sale securities in the years 2009, 2008 and 2007 are $ 16, $ 62 and $ 0, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER ACCOUNTS RECEIVABLES

	December 31,
	2009	2008

Prepaid expenses	$265	$290
Other accounts receivable (*)	292	-

	$557	$290

(*)	Other accounts receivable result from the fair value of Parkway's estimated future consideration (see Note 1e).

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2009	2008
Cost:
Computer equipment	$534	$459
Office furniture and laboratory equipment	1,577	1,463
Leasehold improvements	257	256

	2,368	2,178
Accumulated depreciation:
Computer equipment	408	333
Office furniture and laboratory equipment	658	421
Leasehold improvements	86	58

	1,152	812

Depreciated cost	$1,216	$1,366

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 were $ 344, $ 316 and $ 179, respectively, and $ 1,445 from March 9, 2000 (date of inception) through December 31, 2009. Those expenses include depreciation expenses of capital lease equipment for the years ended December 31, 2009, 2008 and 2007 of $ 88, $ 51 and $ 17, respectively.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2009	2008

Employees salaries and payroll accruals	$932	$698
Accrued expenses and other	527	516
Joint development fund	67	-

	$1,526	$1,214

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE LOAN

On September 24, 2008, the Company signed a convertible note agreement with private investors ("Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofeuls. Under the agreement, the Purchasers may purchase convertible notes in an amount up to $ 2,500. The notes will convert to Rosetta Green Ltd. ("RG") Ordinary shares, nominal value NIS 0.01, once RG is established as is obtained by dividing the principal amount of the note by a price per RG share reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000. If RG is not established, the notes shall convert into Ordinary shares of the Company at a price per share reflecting the average of the closing prices over the five consecutive trading days ending on the last trading day prior to the date of conversion. Such purchase price shall not be lower than $ 2.00 per share. Up to $ 1,250 was to be paid at the closing and up to $ 1,250 was to be paid upon satisfaction of the first of two milestones.

In September 2008, the Company issued a convertible loan in a principal amount of $ 750.

On March 11, 2009, the Company issued the second tranche for the convertible note of an additional $ 750 from the private investors.

In January 2010, the Company's board of directors approved the establishment of Rosetta Green. On February 4, 2010, the Company established Rosetta Green Ltd., an Israeli Company, which is a controlled subsidiary.

The convertible loan is a hybrid instrument that contains an embedded conversion option to the Company's Ordinary shares or RG's Common shares, until the formation of RG, as detailed above. The embedded conversion option was separated from the host contract and accounted for a derivative under ASC 815 (originally issued as SFAS No. 133). According to EITF 00-19, the derivative was classified as a liability and was measured at fair value. As of December 31, 2009, the value of the loan is $ 1,500 which is equal to the amount invested.

NOTE 10: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

Restricted cash consists of two elements:

1.	Accumulated cash balance in an amount of $ 1,064, which is dedicated to future use of RG activity.
2.	Cash that the Company received from Prometheus and has dedicated to a Mutual Development Fund according to the agreements signed between the parties in the amount of $ 12.

b.	Capital lease and operating lease:

During 2009 and 2008, the Company leased laboratory equipment and computer equipment under several capital and operating lease agreements in a total amount of $ 87 and $ 341, respectively, to be paid in 10 to 24 monthly payments.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The commitments under the lease and loan agreements are as follows:

December 31, 2009

Due until December 31, 2010	$167
Due until December 31, 2011	49

$216

c.
The facilities and motor vehicles of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent and lease agreements as of December 31, 2009, are as follows:

2010	$624
2011	342
2012	296
2013	230

Total	$1,492

Total rent and lease expenses for the years ended December 31, 2009, 2008 and 2007, were $ 706, $ 583 and $ 333, respectively, and $ 2,135 for the period from March 9, 2000 (date of inception) through December 31, 2009.

d.	As of December 31, 2009 and 2008, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $ 138 and $ 137, respectively.

e.
In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years in consideration of up to $ 100. According to the agreement, the Company is obligated to pay an aggregate consideration of up to $ 100, of which $ 20 was paid in cash and $ 80 shall be paid as quarterly royalties equal to 5% of the net income of the Company resulting from this agreement. During 2009, the Company recorded expenses of $ 80.

f.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 960, of which $ 800 will be paid after December 31, 2009. During the years ended December, 31, 2009, 2008 and 2007, the Company paid fees in the amount of $ 47, $ 40 and $ 72, respectively, to the third party. The Company recorded the payments as research and development expenses.

During the year ended December 31, 2009, the Company paid fees due to the grant of a sublicense under this agreement in the amount of $ 16.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

g.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense.   The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 562, of which $ 548 will be paid after December 31, 2009. During the years ended December 31, 2009, 2008 and 2007, the Company paid fees in the amount of $ 13, $ 0 and $ 0, respectively, to the third party. The Company recorded the payments as research and development expenses.

During the year ended December 31, 2009, the Company accrued fees due to the grant of a sublicense under this agreement in the amount of $ 322.

h.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement will be approximately $ 2,275, of which $ 2,225 will be paid after December 31, 2009, respectively. During the years ended December 31, 2009, 2008 and 2007, the Company paid fees in the amount of $ 25, $ 15 and $ 43, respectively to the third party. The Company recorded the payments as research and development expenses.

i.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 346, of which $ 281 will be paid after December 31, 2009. During the years ended December 31, 2009, 2008 and 2007, the Company paid fees in the amount of $ 19, $ 22 and $ 20, respectively under this agreement. The Company recorded the payments as research and development expenses.

j.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement will be approximately $ 690, of which $ 600 will be paid after December 31, 2009. During the years ended December 31, 2009 and 2008, the Company paid fees in the amount of $ 35 and $ 35, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

k.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 440, of which $ 400 will be paid after December 31, 2009. During the year ended December, 31, 2009, the Company paid fees in the amount of $ 24, to the third party. During the year ended December, 31, 2008, the Company paid initiation fees in the amount of $ 40, to the third party. The Company recorded the payments as research and development expenses.

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

As of December 31, 2009, the Company had received $ 484 from BIRD, which was offset against research and development expenses. As of December, 31 2009, no liability was recorded since the Company did not reach technological feasibility for this project.

The Company participated in a program sponsored by the Israeli Government for the support of research and development activities. As of December 31, 2009, the Company had obtained a grant from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") aggregating to $ 171 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3% - 3.5% o f the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR.

As of December 31, 2009, the Company did not generate  any revenues.

NOTE 11:-	SHARE CAPITAL

a.	Initial public offering:

On March 2, 2007, the Company completed the initial public offering ("IPO") of its Ordinary shares. The IPO consisted of the sale of 4,312,500 Ordinary shares at a price of $ 7.00 per share, including 562,500 shares pursuant to the exercise of the over-allotment option granted by the Company to the underwriters. Net proceeds from the initial public offering were $ 26 million. In addition, upon completion of the IPO, all outstanding Preferred shares were converted into 7,107,730 Ordinary shares.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

b.	Reverse stock split:

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

In March 2007, all the Preferred shares were converted into Ordinary shares by dividing the applicable original issue price of such Preferred share by the applicable conversion price of such Preferred share, as defined in the Amended and Restated Articles of Association of the Company. The original issue prices of series A Preferred shares are $ 3.65, $ 4.08 and $ 5.29, of series B Preferred shares is $ 5.86 and of series C Preferred shares is $ 7.68. The initial conversion price of each of the series A, B and C Preferred shares is identical to the original issue price of such series, and is subject to adjustment for stock splits and other reclassifications and will also be adjusted in accordance with the standard weighted-average anti-dilution provisions contained in the Company's Amended and Restated Articles of Association in the event of a subsequent issuance of securities, subject to certain exceptions, at a price per share less than the applicable original issue price. The conversion ratio for each Preferred share was 1:1.

d.	Investment agreements:

1.
During 2000, the Company signed investment agreements and issued 2,522,496 Ordinary shares to investors and founders, in consideration of $ 40. The Company repurchased 195,371 of those shares and holds them as treasury shares.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

5.
In May 2004, the Company issued 56,914 restricted Ordinary shares to four of its board members at no consideration, to be held by a trustee. Each director is entitled to 1/36 of the shares for each month starting September 2003, in which he serves as a board member. In the event that a board member ceases to serve as a board member prior to the end of three years, the shares will remain with the trustee. As of December 31, 2007, two of those board members still serve as directors. Compensation expenses related to this grant amounted to $ 49 for the year ended December 31, 2006. No compensation expenses related to this grant were recorded during 2009 and 2008.

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

8.	On January 15, 2006, the Company issued 1,033,382 series B Preferred shares at a price of $ 5.86 from the conversion of the 2005 convertible loan.

9.	In January 2006, the Company paid a finder's fee of $ 31 by issuing to a non-employee 5,335 Ordinary shares at a price of $ 5.86 per share, for services rendered to the Company.

10.
In March 2006, the board of directors and the shareholders of the Company approved an increase of 9,668,104 shares to the authorized share capital and a recapitalization of the authorized share capital of the Company as follows: the authorized share capital of the Company shall be 17,578,370 shares divided into: (i) 12,304,859 Ordinary shares; (ii) 1,381,157 Preferred A shares; (iii) 1,883,397 Preferred B shares and (iv) 2,008,957 Preferred C shares.

11.	In April 2006, the Company issued 1,822,422 Preferred C shares at a price per share of $ 7.68 for gross proceeds of $ 14,000 ("the Series C Financing").

12.	In connection with the Series C Financing, the Company paid $ 30 by issuing 3,905 Ordinary shares at a price of $ 7.68 per share.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

13.
On March 2, 2007, the Company consummated an initial public offering ("IPO") on the NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares at price per share of $ 7 for net proceeds of $ 26 million. (Refer to Note 11a for further information).

14.
In July 2008, as a part of the consideration of Parkway's acquisition (see also Note 1e), the Company issued to Parkway's former sole owner 229,661 Ordinary shares which are equal in value to $ 1,000 based on the weighted-average closing price of the Company's Ordinary shares during the 10 trading days immediately preceding the date of issuance.

15.
On April 10, 2009, the Company entered into a stock purchase agreement with Prometheus Laboratories ("the Purchase Agreement" and "PL", respectively). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 2,000,000 Ordinary shares of the Company at a price of $ 4.00 per share in a private placement transaction for gross consideration amount of $ 8,000 (see also Note 1f(2)).

16.	In November 2009, the board of directors of the Company approved the grant of 65,000 Ordinary shares to one of Company's executive officers.

17.
In December 2009, the board of directors and the shareholders of the Company approved an increase of 10,000,000 Ordinary shares to the authorized share capital. The authorized share capital of the Company is 27,578,370 Ordinary shares.

e.	Finders' fee warrants:

Under finders' fee agreements, no warrants are outstanding as of December 31, 2009.

During 2007, 8,432 warrants with expiration date of January 31, 2008, were exercised using a cashless method, into 3,947 of Ordinary shares. Additional 25,683 and 39,660 warrants with January 31, 2008 and July 15, 2008, respectively, expiration date, expired on those dates. 33,585 warrants with April 23, 2009 expiration date, expired on that date (see also Note 15).

f.	Stock option plans:

1.	During 2001, the Company adopted the 2001 Israeli Share Option Plan ("the 2001 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants.

Pursuant to the 2001 Plan, the Company has reserved a total of 376,679 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan ("the 2003 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the 2003 Plan, the Company has reserved an additional 188,340 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

In March 2005, the Company's board of directors approved an increase in the shares available under the 2003 Plan of 401,791 shares to a total of 966,810 shares (including the 376,679 shares reserved under the 2001 Plan).

In July 2006, the Company adopted the 2006 Israeli Share Option Plan ("the 2006 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the 2006 Plan, the Company has reserved an additional 452,024 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company. In November 2007, the board of directors of the Company approved an additional 500,000 shares for the 2006 Plan.

In December 2009, the board of directors and the shareholders of the Company approved an additional 1,500,000 Ordinary shares for the 2006 Plan.

The total number of options authorized for grant under the plans amounted to 3,418,825. As of December 31, 2009, an aggregate of 736,504 options of the Company are available for future grants.

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

2.
In September 2005, the Company's board of directors approved the acceleration of the vesting of 5,274 unvested options, held by a former employee. As a result, the Company recorded additional compensation costs of $ 12.

3.	A summary of the Company's stock option activity and related information for the year ended December 31, 2009, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2009	1,211,735	$4.19
Granted	1,068,364	$2.05
Exercised	-	$-
Forfeited	(105,241)	$4.28

Outstanding at December 31, 2009	2,174,858	$3.14	7.94	$243

Vested or expected to vest	2,045,264	$3.29	8.33	$243

Exercisable at December 31, 2009	1,012,155	$3.61	7.35	$240

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2009, 2008 and 2007 was $ 1.24, $ 3.14 and $ 5.12, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's shares. No options were exercised during the year ended on December 31, 2009. As of December 31, 2009, there was $ 1,963 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 2.99 years.

The following table summarizes information about options to employees outstanding at December 31, 2009 under the plans:

Exercise price	Options outstanding at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2009	Average exercise price of options exercisable

$0	137,372	3.97	$0	137,372	$0
$1.65-2.05	1,025,364	9.85	$2.04	200,000	$2.05
$2.23-4.70	636,481	6.14	$3.82	413,804	$3.91
$5.45-6.59	330,703	7.27	$5.84	223,847	$5.91
$7.099-8.80	44,938	6.98	$8.06	37,132	$8.16

	2,174,858			1,012,155

In November 2009, the board of directors of the Company approved the grant of 65,000 Ordinary shares to one of Company's executive officers for no consideration, the total fair value of the shares is $ 133 (see Note 11d(16)).

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:
	Year ended December 31,
	2009	2008

Research and development cost, net	$269	$218
Marketing and business development expenses	584	239
General and administrative expenses	519	481

Total stock-based compensation expense	$1,372	$938

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

g.	Options issued to non-employees:

1.	The Company's outstanding options to non-employees as of December 31, 2009, are as follows:
Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	30,864	$-	30,864	April 2012
May 2002	10,288	$-	10,288	May 2012
July 2002	10,288	$-	10,288	July 2012
September 2002	11,651	$3.65	11,651	September 2012
September 2002	7,534	$-	7,534	September 2012
January 2004	2,511	$-	2,511	January 2014
November 2004	14,228	$-	14,228	November 2014
December 2004	2,511	$-	2,511	December 2014
August 2006	3,767	$6.59	3,767	August 2016
July 2007	38,940	$7.30	21,900	July 2017
July 2007	10,000	$6.84	5,620	July 2017
November 2007	25,000	$5.96	12,498	November 2017
January 2008	15,000	$5.70	6,561	January 2018
August 2008	25,000	$3.80	7,812	August 2018

	207,582		148,033

2.
The Company had accounted for its options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value of options granted with an exercise price of $ 0, was equal to the share price at the date of grant.

3.
The total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations were $ 52 and $ 70 for the years ended December 31, 2009 and 2008, respectively.

4.	Options to purchase 2,511 Ordinary shares at an exercise price of $ 0, which were granted in January 2004, were exercised during 2009.

NOTE 12:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the Consumer Price Index (CPI) until the end of 2007. As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of ASC 740 (formerly: SFAS No. 109, "Accounting for Income Taxes"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

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

b.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969 ("the Tax Law"):

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

The Company's production facilities in Israel have been granted "Approved Enterprise" status under the Law currently under separate investment programs. Pursuant to the Law, the Company elected the "Alternative Benefits Track" and has waived Government grants in return for tax exemption. The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%).

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

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest. As of December 31, 2009, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate at the applicable rate (10%-25%) in respect of the gross amount of the amount that the Company distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Approved Enterprise. Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

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

If the Company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Beneficiary Enterprise. Under the amendment the benefit period for the Company will extend until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for Beneficiary Enterprise owned by a "foreign investor's company" during all or part of the benefit period.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2009, the Company did not generate income under the Law prior to and after the amendment.

d.	Tax rates applicable to the income of the Company:

Taxable income of the Company is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2009	2008
Tax asset in respect of:
Operating loss carryforward and deductions	$14,309	$12,228
Reserves, allowances and other	49	85

Net deferred tax asset before valuation allowance	14,358	12,313
Valuation allowance	(14,358)	(12,313)

Net deferred tax asset	$-	$-

As of December 31, 2009 and 2008, the Company has provided valuation allowances of $ 14,358 and $ 12,313, respectively, in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and the other temporary differences will not be realized in the foreseeable future.

f.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiary worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the "Approved Enterprise".

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2009, in the amount of approximately $ 50,734 which may be carried forward and offset against taxable income in the future for an indefinite period. The Company's subsidiary in the United States has estimated total available carry-forward tax losses as of December 31, 2009 of approximately $ 4,735 to offset against future tax profits for periods of 20 years.

h.	Income taxes for the twelve months ended December 31, 2009 and 2008:

The Company and its subsidiary in the United States have not recorded any tax expenses during the twelve months ended December 31, 2009 and 2008, as the Company has losses.

i.
The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48. The Company did not record a liability deriving from the implementation of FIN 48.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL EXPENSES (INCOME)
	Year ended December 31,
	2009	2008	2007
Financial income:
Interest income on short-term deposits	$(87)	$(185)	$(380)
Interest and realized gain on marketable securities	(45)	(6,115)*)	(1,230)
Foreign currency adjustments gains and other	(33)	-	-

	(165)	(6,300)	(1,610)
Financial expenses:
Bank and interest expenses	107	109	24
Foreign currency adjustments losses	-	11	50
Realized loss on marketable securities	13	13	-
Impairment of investment in marketable securities	-	631	5,009
Loss related to derivative instruments	-	87	143

	120	851	5,226

	$(45)	$(5,449)	$3,616

*)	Including the reversal of impairment of the ARS securities in the amount of $ 5,640.

NOTE 14:-	RELATED PARTY TRANSACTIONS

a.
In June 2003, the Company entered into a license agreement with a shareholder of the Company to use its intellectual property for a period of 20 years for consideration of up to $ 100 (see Note 10e). During the years 2009, 2008 and 2007, expenses of $ 80, $ 0 and $ 0 were recorded, respectively.

As of December 31, 2009, the Company has no further obligation in connection with this transaction.

b.
On December 24, 2008, The Company entered into an Exclusive Testing and Administrative Services Agreement with another company, pursuant to which the other company has the exclusive right to distribute the Company’s current diagnostic tests in Turkey and Israel. One of the Company’s directors has served as Vice Chairman and Chairman of the Research and Development Committee of the other company’s board of directors since 1991.  In 2009 the Company received $24 under this agreement.

NOTE 15:-	SUBSEQUENT EVENTS

In January 2010, the Company completed a registered direct offering with several institutional investors. The Company has received proceeds of approximately $ 4.65 million net of placement agent fees and other offering expenses. Under the terms of the financing the Company has sold 2,530,000 units, consisting of an aggregate of 2,530,000 Ordinary shares and warrants to purchase 1,265,000 additional Ordinary shares. Each unit, consisting of one Ordinary share and a warrant to purchase 0.50 of an Ordinary share, was sold for a purchase price of $ 2.00.

The warrants to purchase additional shares are exercisable at an exercise price of $ 2.50 per share immediately and will expire on January 19, 2015.

- - - - - - - - - - - - - - - - - - -