Form 20-F/A
period 2010-12-31
Rosetta Genomics Ltd.
filed 2011-06-20
CIK 1362959

As filed with the Securities and Exchange Commission on June 20, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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
[Missing Graphic Reference]

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

Large Accelerated Filer ☐                                        Accelerated Filer ☐                                         Non-Accelerated Filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐      No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Rosetta Genomics Ltd. for the fiscal year ended December 31, 2010, originally filed on March 31, 2011 (the “Original Filing”). The purpose of this Amendment is to amend certain disclosure set forth in Items 6.C and 10.B with respect to a recent amendment to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), which is referred to in the Original Filing and this Amendment as the “2011 Amendment,” including changing the effective date of certain provisions of the 2011 Amendment.

This Amendment consists of a cover page, this explanatory note, Item 6.C, Item 10.B, the signature page and Exhibits 12.1 and 12.2. Except as described above, no other changes have been made to the Original Filing. This Amendment does not change our previously reported financial statements and other financial disclosures contained in the Original Filing.  Items 6.C and 10.B as set forth in this Amendment speak as of the date of this Amendment, but the remainder of the Original Filing continues to speak as of the dates described in the Original Filing, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s filings made with the SEC subsequent to the filing of the Original Filing.

TABLE OF CONTENTS

Page
PART I
Item 6.C - Directors, Senior Management and Employees - Board Practices	1
Item 10.B – Additional Information - Memorandum and Articles of Association	7

PART III
Item 19. Exhibits	13
SIGNATURE	15

- i -

PART I

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C.  BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as external directors, independent directors, the audit committee, independent auditor and the internal auditor. These matters are in addition to the requirements of The NASDAQ Capital Market and other relevant provisions of U.S. securities laws. Under The NASDAQ Capital Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, NASDAQ Capital Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our committees. In addition, under the Companies Law, we are required to appoint at least two external directors. Gerald Dogon and Tali Yaron-Eldar were appointed as our external directors, each of whom is also independent under the rules of The NASDAQ Capital Market. The initial appointment of Mr. Dogon and Ms. Yaron-Eldar was approved by our shareholders at an extraordinary general meeting held on May 30, 2007 which term expired on May 29, 2010. They were then re-elected on July 14, 2010, and their current terms expire on July 13, 2013.

Board of Directors

Our board of directors currently consists of six directors, including two external directors. Our directors, apart from the external directors, are elected by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. Our Articles of Association (the “Articles”) provide that we may have no less than two and no more than 11 directors.

In accordance with our Articles, our board of directors, apart from our external directors, is divided into three classes of directors, with one class being elected each year for a term of approximately three years. At each annual general meeting of shareholders, the successors to directors whose term then expires will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following election. Our directors are divided among the three classes as follows:

•
the Class I director is Brian A. Markison who was appointed by our board of directors at its meeting held on March 24, 2011 to fill a vacancy created on our board and his term expires at the annual general meeting of shareholders to be held in 2011. We have recently announced that our annual general meeting for 2011 is scheduled to convene on July 6, 2011 and that one of the issues on such meeting’s agenda is the election of Mr. Markison as a Class I director until the annual general meeting of shareholders to be held in 2014;

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2012; and

•	the Class III director is Dr. Isaac Bentwich, and his term expires at the annual general meeting of shareholders to be held in 2013.

In accordance with our Articles, the approval of at least 75% of the voting rights represented at a general meeting is generally required to remove any of our directors from office, elect directors in their stead or fill any vacancy created in our board of directors. In addition, vacancies on the board of directors may generally be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our Articles. See “— External Directors” below for a description of the procedure for election of external directors.

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were initially appointed by our shareholders on May 30, 2007 and were then re-elected on July 14, 2010 for three-year terms, and their current terms expire on July 13, 2013. See “— External Directors” below.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our Articles provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the consent of the board of directors) and may cancel such appointment. Unless the appointing director limits such appointment to a specified period of time or restricts it to a specified meeting or action of the board of directors, or otherwise restricts its scope, the appointment shall be for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternate directors have been appointed. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances. An alternate director has the same responsibilities as a director. Under the Companies Law, external directors cannot generally appoint alternate directors and a person who is not qualified to be appointed as an independent director may not be appointed as an alternate to an independent director.

External Directors

Qualifications of External Directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The NASDAQ Capital Market, are required to appoint at least two natural persons as "external directors". We have appointed Gerald Dogon and Tali Yaron-Eldar, who qualify as external directors under the Companies Law. The initial appointment of our external directors was approved by our shareholders at an extraordinary general meeting held on May 30, 2007, which term expired on May 29, 2010. Our external directors were then re-elected on July 14, 2010. The Companies Law provides that no person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company's voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer, the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

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

The term “office holder” is defined in the Companies Law as a managing director, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the managing director.

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described above, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors, who are not controlling shareholders of such company or their relatives, are of the same gender, the external director to be elected must be of the other gender.

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

The conditions and criteria for possessing accounting and financial expertise or professional qualifications were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. The regulations mandate that a person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters, accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

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

Following termination of service as an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her relative, including, not appointing such person, or his or her relative, as an office holder of such public company or of an entity controlled by a controlling shareholder of such public company, not employing such person or his or her relative and not receiving professional services for pay from such person or his or her relative, either directly or indirectly, including through a corporation controlled by such person, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Election of External Directors

External directors are elected at the general meeting of shareholders by a simple majority, provided that:

•
the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted on the matter of the election of the external director (disregarding abstentions); or

•
the non-controlling shareholders or shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted against the election of the external director hold two percent or less of the voting power of the company.

External directors are elected for a term of three years and may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded, and (ii) the total number of shares of shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and/or who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority required for the initial appointment of an external director.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market and the NASDAQ Global Select Market, but not including The NASDAQ Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the reelection for an additional term is to the company's benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders at the shareholder’s meeting prior to their approval.

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

In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors.  This concept was reinforced in the recent amendment to the Companies Law (the “2011 Amendment”). An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years.  For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, a public company, such as us, may include in its articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a company whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market and the NASDAQ Global Select Market, but not including The NASDAQ Capital Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an “independent” director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years.  For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.  Furthermore, pursuant to these regulations, such company may re-appoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the re-appointment for an additional term is to the company’s benefit.

Although the Company has not included such a provision in its Articles, it believes that Brian A. Markison, Joshua Rosensweig, Gerald Dogon and Tali Yaron-Eldar could qualify as independent directors under the Companies Law. In addition, the Company believes that Brian A. Markison, Joshua Rosensweig, Gerald Dogon, Tali Yaron-Eldar and David Sidransky qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

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

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company on an ongoing basis, and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee.

Pursuant to the 2011 Amendment, effective as of September 15, 2011, the majority of the members of the audit committee must be independent directors under the Companies Law. Additionally, as of September 15, 2011, the following may not be members of the audit committee: (a) a director employed by or providing services on an ongoing basis to a controlling shareholder or an entity controlled by a controlling shareholder; and (b) a director whose livelihood depends on a controlling shareholder. The 2011 Amendment further requires that as of September 15, 2011; (i) the chairperson of the audit committee be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committees meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee provided that the majority of the members present are independent directors and at least one of them is an external director.

Our audit committee provides assistance to the board of directors in fulfilling its responsibility to our shareholders relating to our accounting, financial reporting practices, and the quality and integrity of our financial reports. The audit committee also oversees consultants and experts providing the company with consulting services concerning risk management and internal control structure, pre-approves the services performed by our independent auditors and oversees that management has established and maintains processes to assure compliance by the Company with all applicable laws, regulations and corporate policies. The audit committee also oversees and ensures the independence of our independent auditors.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business, including by consulting with the internal auditor or with the independent auditor, and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (c) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (d) reviewing the internal auditor's work program; (e) examining the company's internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the independent auditor's scope of work as well as the independent auditor's fees and to provide the corporate organ responsible for determining the independent auditor's fees with its recommendations. In addition, pursuant to the 2011 Amendment, as of September 15, 2011, the audit committee will also be responsible for providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the administration of the company’s business and the protection to be provided to such employees.

Our written audit committee charter, a copy of which is available on the “Corporate Governance” section of our website, states that in fulfilling its role, the committee is entitled to meet with our management, our internal auditor and our independent auditor.

Mr. Gerald Dogon, Ms. Tali Yaron-Eldar and Dr. David Sidransky are the current members of our audit committee. Each of these persons is an ‘independent director’ in accordance with the NASDAQ listing standards and, except for Dr. Sidransky, qualifies as an independent director under the Companies Law..

Compensation Committee

Our compensation committee reviews and provides our board of directors with recommendations relating to compensation and benefits of our officers and key employees and assists the board of directors with establishing, overseeing and/or administering incentive compensation and equity based plans. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the board of directors the Chief Executive Officer's compensation based on such evaluations, subject to additional approvals, to the extent required pursuant to the Companies Law. The compensation committee also reviews and makes recommendations for approvals to the board of directors, subject to additional approvals, to the extent required pursuant to the Companies Law, with respect to the compensation of directors, executive officers other than the Chief Executive Officer and key employees. The compensation committee operates under a written compensation committee charter, a copy of which is available on the “Corporate Governance” section of our website. Under the Companies Law, the Compensation Committee may need to seek the approval of our audit committee, our board of directors and the shareholders for certain compensation decisions. Pursuant to Israeli law, a compensation committee that meets all of the requirements applicable to audit committees may approve, prior to approval by the board of directors, any arrangement between a company and an office holder who is not a director as to such office holders’ terms of office and employment, including, a grant of exemption, indemnification and insurance, that otherwise would have required approval of the audit committee. The members of our compensation committee are  Tali Yaron Eldar and Gerald Dogon.

Nominating and Governance Committee

The nominating and governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the composition of our board of directors and its committees as well as to evaluate and consider matters relating to the qualifications of directors. In addition, the nominating and governance committee is responsible for reviewing and reassessing our corporate governance guidelines and making recommendations to the board of directors concerning governance matters. The nominating and governance committee operates under a written charter, a copy of which is available on the “Corporate Governance” section of our website. The members of our nominating and governance committee are Brian Markison and Gerald Dogon. Our board of directors has determined that both members of our nominating and governance committee are independent under the applicable NASDAQ Capital Market rules.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor recommended by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfend as our internal auditor.  The role of the internal auditor is to examine, among other things, whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or anyone on his behalf. An interested party is defined in the Companies Law as a holder of 5% or more of the Company's outstanding shares or voting rights, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her the opportunity to present his or her case to the board and to the audit committee.

Approval of Specified Related Party Transactions Under Israeli Law

See “Item 10 - Additional Information - B. Memorandum and Articles of Association — Fiduciary Duties of Office Holders", "– Disclosure of Personal Interests of an Office Holder" and "—Transactions Requiring Special Approval" for a discussion of the requirements of Israeli law regarding the fiduciary duties of the office holders of the company, including directors and executive officers, and their duties to disclose any personal interest that such person may have and all related material information known to him or her relating to any existing or proposed transaction by the company, as well as transactions that require special approval.

ITEM 10. ADDITIONAL INFORMATION

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We were first registered under Israeli law on March 9, 2000. Our registration number with the Israel Registrar of Companies is 51-292138-8. The objective stated in Section 3 of our Articles is to carry on any business and perform any act which is not prohibited by law.

Fiduciary Duties of Office Holders

An “office holder” is defined in the Companies Law as a managing director, chief executive officer, executive vice president, vice president, or any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the managing director.

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

Disclosure of Personal Interests of an Officer Holder

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information and documents known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. “Personal interest”, is defined by the Companies Law, as a personal interest of a person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a holder of 5% or more of that corporate body’s outstanding shares or voting rights, is a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. The term "personal interest" also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person's spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person's spouse, or the spouse of any of the foregoing.

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

Under the Companies Law, certain transactions require special approvals, provided however that such transactions are not adverse to the company’s interest. A transaction, between the company and an office holder, or a third party in which the office holder has a personal interest, must be approved by the board, subject to the provisions of applicable law and the company’s articles of association. If the transaction is an extraordinary transaction or if the transaction relates to the terms of office and employment of an office holder, then it also must be approved by the audit committee, prior to the approval of the board of directors. Any engagement between a company and any one of its directors with respect to terms of office and/or employment by the company, including with respect to the grant of exculpation, indemnification or insurance of a director would generally require shareholder approval in addition to the approval of the audit committee and the board of directors. Generally, any person having a personal interest in the approval of a transaction which is considered at a meeting of the board of directors or the audit committee, may not be present at such meeting or participate in the vote on such transaction, provided however that an office holder having a personal interest in a transaction may be present in order to present such transaction, if the chairman of the audit committee or of the board of directors, as applicable, determine that the presence of such office holder is required for the presentation of the transaction. Notwithstanding the foregoing, a director may be present at such meeting and may participate in the vote on such transaction, if the majority of the board of directors or the audit committee, as applicable, has a personal interest in the transaction. If a majority of the directors have a personal interest in a transaction, shareholder approval is also required.

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

Under the Companies Law, extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement between a public company and a controlling shareholder thereof or such controlling shareholder's relative, whether directly or indirectly, including through a company controlled by such person with respect to the provision of services to the company, and if such person is also an office holder of such company - with respect to such person's terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder with respect to such person's employment by the company, generally requires the approval of the audit committee, the board of directors and the shareholders of the company. such shareholder approval is required, it must satisfy either of the following criteria:

•
the majority of the votes for the approval includes the votes of at least a majority of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

•
the total number of votes against the approval of the transaction, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 2% of the aggregate voting rights in the company.

According to the above amendment, transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years.

Because we are presumed to be a controlling shareholder of Rosetta Green, any agreement or amendment to an existing agreement between Rosetta Green and us will require approval in accordance with the above procedure.

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

Directors’ and Officers’ Compensation

Under the Companies Law, any arrangement as to the compensation of directors, as well as exculpation, indemnification and insurance of directors, generally requires the approval of the audit committee, the board of directors and the shareholders. In addition, any arrangement between a company and an office holder who is not a director as to such office holders' terms of office and employment, including, the grant of exculpation, indemnification and insurance, shall require prior to the approval of the board of directors, the approval of the audit committee or of a compensation committee provided that the compensation committee meets all of the requirements applicable to audit committees.

Directors Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company.

Rights Attached to Our Shares

Dividend Rights. Our Articles provide that our board of directors may, subject to the applicable provisions of the Companies Law, from time to time, declare such dividend as may appear to the board of directors to be justified by the profits of the Company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits. Dividends, to the extent declared, are distributed according to the proportion of the nominal (par) value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal (par) value, if any. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable concern that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable concern that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power at the general meeting of shareholders, in person or by proxy, have the power to elect all the directors whose positions are being filled at that meeting to the exclusion of the remaining shareholders. With respect to the election of external directors see Item 6. “Directors, Senior Management and Employees– C. Board Practices - External Directors.”

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

Modification of Rights

Pursuant to our Articles, if at any time our share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by our Articles, may be modified or abrogated by the Company, by a resolution of the shareholders, subject to the consent in writing of the holders of at least a majority of the issued shares of such class or the adoption of a resolution passed at a separate meeting of the holders of the shares of such class.

Shareholders’ Meetings and Resolutions

Pursuant to our Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold shares conferring in the aggregate more than 25% of the voting power of the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors may designate. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

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

Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board of directors. All general meetings other than annual general meetings are called extraordinary general meetings.

Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board of directors must convene an extraordinary general meeting upon the demand of two of the directors, one fourth of the directors in office, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairperson of the board of directors shall preside at each of our general meetings, or if at any meeting the chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairperson, then if there is a co-chairperson, such co-chairperson shall preside at the meeting, or in the absence of both, the shareholders present shall choose someone of their number to be chairperson. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

Limitation on Owning Securities

Our Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

Mergers and Acquisitions and Tender Offers under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and by a simple majority of shares present, in person or by proxy, at a general meeting and voting on the transaction (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) at a shareholders’ meeting called on at least 35 days’ prior notice. . In addition, under our Articles, approval of a merger transaction requires that holders of at least a majority of the voting power of the Company vote in favor of the merger transaction. In determining whether the required majority under the Companies Law has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding 25% or more of the voting rights or 25% or more of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party to the merger or by such person, or by any person or entity acting on behalf of either of them, including their relatives or entities controlled by any of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Notwithstanding the foregoing, a merger that is also an extraordinary transaction with a controlling shareholder or with another person in which a controlling shareholder has a personal interest, requires approval as an extraordinary transaction with a controlling shareholder. See "— Transactions Requiring Special Approval".

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

Under the Companies Law, a person may not acquire shares in a public company if, following the acquisition, the acquirer will hold more than 90% of the company’s shares or more than 90% of any class of shares, other than by means of a tender offer to acquire all of the shares or all of the shares of the particular class.

The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the acquirer offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer, or (ii) the shareholders who declined or do not respond to the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares.

A shareholder that had its shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the purchaser may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights.

If the conditions set forth above are not met, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would own more than 90% of the company’s issued and outstanding share capital.

The above restrictions apply, in addition to the acquisition of shares, to the acquisition of voting power. In addition, the provisions regarding tender offers shall also apply to the acquisition of any other securities of the company.

PART III

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

4.4(3)	Lease, dated December 2, 2007, between 15 Exchange Place Corp. and Rosetta Genomics Inc.
4.5(5)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.
4.6(1)	2003 Israeli Share Option Plan.
4.7(11)	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.8(1)	Form of Director and Officer Indemnification Agreement.
4.9(6)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.10(1)@	License Agreement, dated August 2, 2006, by and between The Johns Hopkins University and Rosetta Genomics Ltd.

4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.12(1)@
Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.14(5)@	Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd.
4.15(5)@	License Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.
4.16(5)@	Laboratory Services Agreement, effective as of April 10, 2009, by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd.
4.17(4)	Stock Purchase Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.
4.18(5)	Stock Purchase Agreement by and among Rosetta Genomics Ltd., Rosetta Genomics Inc., Parkway Clinical Laboratories, Inc. and Dr. Raza Bokhari, dated July 22, 2008.
4.19(5)	Stock Purchase Agreement by and among Sanra Laboratories, LLC, Parkway Clinical Laboratories, Inc. and Rosetta Genomics Inc., dated May 15, 2009.
4.20(11)	Shareholders Agreement, dated November 25, 2010, by and between Rosetta Genomics Ltd. and Plan B Ventures I LLC.
4.21(11)	Settlement Agreement and Mutual Release, dated November 22, 2010, by and among Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Prometheus Laboratories Inc.
4.21.1(11)	Promissory Note, dated November 22, 2010, by and among Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Prometheus Laboratories Inc.
4.21.2(11)	Promissory Note, dated November 22, 2010, by and among Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Prometheus Laboratories Inc.
8.1(11)	Subsidiaries.
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1(11)	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1(11)	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.

(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.

(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.

(4)	Incorporated by reference from the Registrant’s Form 6-K dated April 2009 (Reg. No. 001-33042), filed with the SEC on April 14, 2009.

(5)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.

(6)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.

(7)	Incorporated by reference from the Registrant’s Form 6-K dated January 2010 (Reg. No. 001-33042), filed with the SEC on January 14, 2010.

(8)	Incorporated by reference from the Registrant’s Form 6-K/A dated January 2011 (Reg. No. 001-33042), filed with the SEC on January 24, 2011.

(9)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.

(10)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.

(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 (Reg. No. 001-33042), filed with the SEC on March 26, 2010.

(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 (Reg. No. 001-33042), filed with the SEC on March 31, 2011.

*	Filed herewith.

@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

ROSETTA GENOMICS LTD.
Dated: June 20, 2011

By:  /s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President