Form 20-F
period 2011-12-31
Rosetta Genomics Ltd.
filed 2012-04-02
CIK 1362959

As filed with the Securities and Exchange Commission on April 2, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Rehovot 76706, Israel

(Address of principal executive offices)

Kenneth A. Berlin, CEO and President

3711 Market St., Suite 740

Philadelphia, PA, 19104, USA

Tel: 215-382-9000

Fax: 215-382-0815

(Name, Telephone, E-mail and or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.04 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:    As of December 31, 2011, the issuer had 10,518,487 ordinary shares outstanding and no preferred shares outstanding.

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

All information in this Annual Report on Form 20-F relating to shares or price per share reflect the 1-for-4 reverse stock split effected by Rosetta on July 6, 2011.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED CONSOLIDATED FINANCIAL DATA

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following financial data for the years ended December 31, 2009, 2010 and 2011, and as of December 31, 2010 and 2011 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2007 and 2008 and as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements which are not included in this Annual Report. In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory.  Parkway remained an indirect wholly owned subsidiary until we sold it in May 2009. Operating results for Parkway have been classified as discontinued operations for all presented periods. On February 4, 2010, we established Rosetta Green Ltd. (“Rosetta Green”) as a controlled subsidiary. As of December 31, 2010, we owned approximately 76.2% of the outstanding ordinary shares of Rosetta Green, therefore, Rosetta Green results were consolidated in 2010. In December 2011, we sold our complete ownership interest in Rosetta Green, which represented approximately 50.03% of the outstanding ordinary shares of Rosetta Green. Information relating to Rosetta Green is incorporated into the Consolidated Statement of Income at item net loss from discontinued operations. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands, except share and per share data)
Consolidated Statement of Income:
Revenues:	$103	$279	$150	$-	$-

Cost of revenues	324	628	339	-	-
Gross loss	221	349	189	-	-

Consolidated Statements of Operations:
Operating expenses:
Research and development	3,386	5,707	6,552	8,705	6,400
Marketing and business development	2,633	4,881	4,451	2,177	1,742
General and administrative	2,537	2,424	3,605	3,189	2,903
Other expenses related to the settlement with Prometheus	-	554	-	-	-
Total operating expenses	8,556	13,566	14,608	14,071	11,045
Operating loss	8,777	13,915	14,797	14,071	11,045
Financial expenses (income), net	(1,391)	(1,031)	(45)	(5,449)	3,616
Loss from continuing operations	7,386	12,884	14,752	8,622	14,661
Net loss from discontinued operations	1,444	1,871	1,753	841	-
Net loss after discontinued operations	8,830	14,755	16,505	9,463	14,661
Attributable to non-controlling interest	-	-	-	-	-

Net loss attributable to Rosetta Genomics	$8,830	$14,755	$16,505	$9,463	$14,661
Basic and diluted net loss per ordinary share from continuing operations	$0.97	$3.05	$4.36	2.88	$5.28
Basic and diluted net loss per ordinary share from discontinued operations attributable to Rosetta Genomics	$0.19	$0.44	$0.52	0.28	-
Basic and diluted net loss per ordinary share attributable to Rosetta Genomics	$1.16	$3.49	$4.88	3.16	$5.28
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Rosetta Genomics	7,614,325	4,227,022	3,385,831	3,009,574	2,785,537

	As of December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$735	$2,635	$3,329	$13,727	$13,590
Restricted cash	37	-	1,076	643	-
Short-term bank deposits	112	190	3,143	840	112
Marketable securities	-	148	2,756	426	8,251
Trade receivable	11	21	72	-	-
Working capital (deficiency)	(638)	501	8,628	14,004	20,385
Total assets	2,044	5,293	12,743	20,268	26,038
Convertible loan	-	-	1,500	750	-
Long-term liabilities	552	2,592	3,596	1,615	568
Total shareholders’ equity (deficiency)	(356)	(630)	6,842	16,100	23,605
Capital stock	84,689	74,778	68,206	61,052	59,011

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.  RISK FACTORS

If any of the following risks occurs, our business, business prospects, financial condition, results of operations, or cash flows could be materially harmed.

Risks Related to Our Business, Our Financial Results and Need for Financing

We will require substantial additional funds to continue our operations and, if additional funds are not available, we may need to significantly scale back or cease our operations.

We have used substantial funds to discover, develop and protect our microRNA tests and technologies and will require substantial additional funds to continue our operations. Based on our current operations, our existing funds, including the proceeds from the January 2012 debt financing, will only be sufficient to fund operations until late May, 2012. We intend to seek funding through collaborative arrangements and public or private equity offerings and debt financings. Additional funds may not be available to us when needed on acceptable terms, or at all.  In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, tests or products in development or approved tests or products that we would otherwise pursue on our own. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations, and may require us to seek protection under the bankruptcy laws of Israel and the United States. See also “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

The approach we are taking to discover and develop novel diagnostics and therapeutics is new and may never lead to commercially accepted products.

We have concentrated our research and development efforts on diagnostics and therapeutics in the new field of microRNAs. To date, we have commercialized five diagnostic tests: miRview® mets, miRview® meso and miRview® squamous, which were launched in late 2008, miRview® mets2, which was launched in December 2010, and miRview® lung, which was launched in July 2011.  These tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new, and the scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus solely on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in commercializing our existing diagnostic tests or developing and commercializing additional microRNA-based tests or products, our business may fail.

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

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2011, we had an accumulated deficit of $85 million. We had net loss attributable to Rosetta Genomics after discontinued operation of $8.8 million for the year ended December 31, 2011. Our net loss attributable to Rosetta Genomics before discontinued operation for the year ended December 31, 2011 was $7.4 million. We anticipate that the majority of any revenues we generate over the next several years will be from our direct selling efforts of our currently marketed products in the U.S. and from existing and future collaborations and licensing arrangements and the sale of diagnostic tests using our microRNA technology, including our currently marketed tests. We cannot be certain, however, that our direct selling efforts in the U.S. or our existing collaborations will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including that our currently marketed tests, will be successfully commercialized. If we are unable to secure significant revenues from our own direct selling efforts or through collaborations and the sale of tests or products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

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

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition.

We have significant debt that becomes due in May 2012 and January 2013. Pursuant to promissory notes entered into under the settlement agreement with Prometheus Laboratories, Inc. in November 2010, we have a final payment of $750,000 plus interest due on May 22, 2012. In addition, on January 26, 2012, we entered into a secured loan agreement, pursuant to which we issued an aggregate of $1,750,000 in senior secured debentures. The Debentures have a maturity date of January 26, 2013 and interest is payable semi-annually. We will need to raise additional capital to pay our indebtedness as it comes due. If we are unable to obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness. Any default under our indebtedness would have a material adverse effect on our business, operating results and financial condition. If we are unable to refinance or repay our indebtedness as it becomes due, we may be unable to continue operations and/or may need to seek bankruptcy protection.

The agreements governing our secured convertible debentures issued in January 2012, contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreements governing our secured convertible debentures issued in January 2012, contain various covenants that contain certain rights for the debenture holders and impose restrictions on us that may affect our ability to operate our business, including the following:

•	a restriction on our ability to enter into a reverse merger with a company that is not a public company with shares trading on The NASDAQ Capital Market or any other United States Trading Market (as defined in the Securities Exchange Act of 1934, as amended, or Exchange Act);

•	a restriction on our ability to sell, assign, transfer or dispose of any of the collateral without the written consent of the debenture holders; and

•	for as long as the debentures remain outstanding, if we reach a definitive agreement with any third party regarding any one or more of the following types of transactions: (i) an equity or debt financing, (ii) the sale, disposal or transfer of all or substantially all of its material assets, (iii) a merger or reverse merger, (iv) a reorganization, or (v) any other transaction that could result in a change in control of the Company we must give the debenture holders (or their designees) at least ten business days’ opportunity to engage in discussion with us to participate in such transaction.

These rights held by the debenture holders and the restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. In addition, failure to comply with any of the covenants could result in a default under the debentures. A default would permit the debenture holders to accelerate the maturity for the debt and to foreclose upon the collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the debentures.

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

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the U.S., Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of February 29, 2012, our patent portfolio included a total of 21 issued U.S. patents, one issued Australian patent, 2 issued Israeli patents, 61  pending patent applications worldwide, consisting of 29 U.S. patent applications, 2 of which received notice of allowance, 3 PCT applications, 4 applications that were nationalized in Europe, 14 applications nationalized in Israel, 2 applications nationalized in Japan, 3 applications nationalized in Australia, 2 applications nationalized in China and 1 application that was nationalized in each of Korea and India. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented. Furthermore, the standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable, so even issued patents may not be valid or enforceable against third parties.

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

We and others who may develop diagnostic tests based on our microRNA technology are subject to a variety of laws enforced by the U.S. federal government and the states in which they, and we conduct, or will conduct, business, including the Clinical Laboratory Improvement Amendments of 1988, or CLIA, state clinical laboratory licensure laws and regulations, and the Federal Food, Drug, and Cosmetic Act and related regulations. The growth of our business may subject us to increasing regulation. Any action brought against us, or any business partners, for alleged violations of these laws or regulations, even if we or they successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If their or our operations are found to be in violation of any of these laws and regulations, they or we may be subject to a range of penalties associated with the violation, including injunctions, fines, civil or criminal penalties, and exclusion from government programs and they or we could be required to curtail or cease operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we do not comply with governmental regulations applicable to our CLIA-certified laboratory, we may not be able to continue our operations.

The operations of our laboratory in Philadelphia are subject to regulation by numerous federal, state and local governmental authorities in the United States. The laboratory holds a CLIA certificate of compliance and is licensed by the Commonwealth of Pennsylvania, which enables us to provide testing services to residents of most states.   We have also obtained licenses from California, Maryland, Rhode Island, Florida and New York, and plan to obtain licenses from other states as required. In addition, we are accredited by the College of American Pathologists, or CAP. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can also be used to meet CLIA and state certification requirements.

CLIA is a federal law that regulates clinical laboratories that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of reporting patient test results. CLIA-certified laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of these laboratories. If we were to lose our CLIA certification or our state licenses, or if they were limited in scope, we would no longer be able to continue our testing operations which would have a material adverse effect on our business.

Any diagnostic tests that may be developed by us or others using our microRNA technology may be subject to regulatory approval, which can be lengthy, costly and burdensome.

Although the U.S. Food and Drug Administration, or FDA, has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it has generally exercised enforcement discretion in not otherwise regulating most tests developed and validated at the high complexity CLIA-certified laboratory at which the test is performed.  These tests are known as laboratory-developed tests, or LDTs.  Our currently marketed tests were launched as LDTs by our CLIA–certified clinical laboratory operating in Philadelphia, Pennsylvania. More recently, however, the FDA indicated that it was reviewing the regulatory requirements that will apply to LDTs, and held a two-day public meeting in 2010, to obtain input from stakeholders on how it should apply its authority to implement a reasonable risk-based and effective regulatory framework for LDTs.  The FDA has not indicated when or how those changes will be implemented, but it left little doubt that changes are forthcoming.  We are monitoring this development carefully, and although we intend to continue to launch new clinical tests as LDTs in our CLIA-certified laboratory, we cannot provide any assurance that FDA regulation, including pre-market clearance or  approval, will not be required in the future for LDTs applying our microRNA technology. If pre-market clearance or approval is required, our business could be negatively impacted because we would have to obtain the data that will be required to support required submissions to the FDA and because our CLIA-certified laboratory may be required to stop offering our tests until they are cleared or approved by the FDA.

Diagnostic tests based on our microRNA technology may require the performance of clinical trials, which can be lengthy, costly and burdensome.

If the FDA decides to require pre-market clearance or approval of tests based on our microRNA technology, it may require us to perform clinical trials prior to submitting a marketing application. If we are required to conduct clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase development costs and delay commercialization. The commencement of clinical trials may be delayed due to our inability to obtain a sufficient number of patient samples, which is a function of many factors, including the size of the relevant patient population and the nature of the disease or condition being studied. It also may be necessary to engage contract research organizations, or CROs, to perform data collection and analysis and other aspects of these clinical trials, which might increase the cost and increase the time to completion.

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

There are a number of U.S. federal and state laws and foreign laws protecting the confidentiality of individually identifiable patient health information, including patient records, and restricting the use and disclosure of that protected information that we are subject to. In the U.S., the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business. Allegations that we have violated individuals' privacy rights, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Non-U.S. privacy protection requirements such as the European Union’s Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar penalties.

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

Risks Related to Competition and Commercialization

If we are unable to expand U.S. sales and marketing capabilities or enter into agreements with third parties to market and sell our diagnostic tests in the United States, it would have a material adverse effect on our business and financial condition.

In November 2010, we reacquired the U.S. commercial rights to our current diagnostic tests, and in May 2011, we established our own internal oncology sales team consisting of four oncology sales specialists. To date this team has had very limited success in commercializing our diagnostic tests. In order to market our tests successfully in the U.S., we believe we must significantly expand our sales, marketing and other commercial capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities in the United States, whether independently or with third parties, it would have a material adverse effect on our business and financial condition.

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing.  Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we and others who may develop products based on our microRNA technology are targeting or may target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We and others who may develop products based on our microRNA technology may also face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we, our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we and others who may develop products based on our microRNA technology will also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNA technologies. We are aware of several other companies that are working to develop microRNA-based diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. In addition, we face competition from companies that have developed or are developing diagnostic tests based on other non-microRNA technologies such as Pathwork Diagnostics, Inc. and Biotheranostics, Inc. Any of these companies may develop microRNA-based tests or products more rapidly and more effectively than we or our collaborators will.  If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we and others who may develop products based on our microRNA technology may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

In addition to the Healthcare Reform Act, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep these costs down while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of payment available for our tests from governmental agencies or third-party payors. While in general it is too early to predict specifically what effect the Health Reform Act and its implementation or any future healthcare reform legislation or policies will have on our business, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

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

In addition, in October 2011, we entered into a license agreement with Avatao Biotech pursuant to which we granted Avatao exclusive rights to market and perform  our miRview® mets and miRview® mets2 tests in China. Avatao will also have exclusive rights to market and perform one additional test in China, to be selected by Avatao within one year. However, as of March 1, 2012, we believe Avatao Biotech is in breach of the license agreement for failure to make required payments to us, and we are currently exploring our options due to this breach, including potentially terminating the agreement.

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

If any of our distributors or licensees does not devote sufficient time and resources to the collaboration or if a collaboration is breached or terminated, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected.

We may not be able to execute our business strategy if we are unable to enter into additional collaborations with other companies that can provide capabilities and funds for the development and commercialization of our microRNA-based diagnostics and therapeutics.

We have limited capabilities for sales, marketing, distribution and product development, including obtaining regulatory approval of therapeutic products. Accordingly, we may enter into additional collaborations with pharmaceutical, biotechnology or diagnostic companies to jointly develop specific tests or products and to jointly commercialize them. In such collaborations, we would expect our collaborators to provide substantial capabilities in clinical development, regulatory affairs, marketing and sales. While such agreements could provide us with an opportunity to develop and commercialize tests and products, they may necessitate a reliance on our collaboration partner in numerous aspects of the research and development, regulation, manufacturing, marketing and sales of these tests and products. We may not be successful in entering into any additional collaborations on favorable terms or maintaining any such collaborations into which we enter.  In addition, while such agreements would provide us with opportunities, they would also require us to share the down-stream profits with our collaborators, thereby reducing our ability to fully capitalize on sales.

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

We currently have a small U.S. sales and marketing team. We will need to significantly expand our sales team or rely on collaborators or other third parties to commercialize our current tests and any future tests we may develop in the United States,. We have limited control over the sales, marketing and distribution activities of our collaborators, and our future revenues will depend on the success of the efforts of our collaborators. To significantly expand our internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, and we will face a number of additional risks, including:

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

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002, and have identified a material weakness in internal control over financial reporting.

Under the current rules of the SEC, we are now required to comply with the management assessment of internal control over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002. We have evaluated our internal control systems to allow management to report on our internal control over financial reporting, and have identified an internal control deficiency that constitutes a “material weakness” under applicable SEC and Public Company Accounting Oversight Board rules and regulations relating to management and audit committee internal control review. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Because of this material weakness, management has concluded that, as of December 31, 2011, we did not maintain effective internal control over financial reporting. If we are not successful in remediating the material weakness, or if we determine in future fiscal periods that we have additional material weaknesses in our internal control over financial reporting, it could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. See also “Item 15. Controls and Procedures.”

Risks Related to Israeli Law and Our Operations in Israel

For certain calendar years, we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There may be negative tax consequences for holders of our ordinary shares who are U.S. residents and do not make certain timely tax elections.

We believe that we were a passive foreign investment company, or PFIC, for the years ended December 31, 2003, 2006, 2007, 2010, and 2011 (the “PFIC Years”). We nevertheless recognize that there are significant areas of uncertainty in the PFIC rules and the IRS may not agree with our belief. We are deemed to be a PFIC if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. We are also deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.

Accordingly, for any U.S. shareholders who either: (i) held our ordinary shares during the PFIC Years, or (ii) holds shares in any subsequent year that we are deemed a PFIC that does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain recognized by a U.S. shareholder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, “excess distributions” and gains on a disposition of our ordinary shares would be taxed at the highest rates applicable to ordinary income, rather than potentially lower rates for qualified dividends and long-term capital gains to non-corporate taxpayers. PFIC status is determined annually and cannot be definitively determined until the close of the year in question. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it might be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who held or hold ordinary shares during the PFIC Years will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election.

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

In addition, during 2011, riots and uprisings in several countries in the Middle East have led to severe political instability and to a decline in the regional security situation. Such instability may affect the global economy and marketplace, could negatively affect business conditions and therefore could adversely affect our operations and make it more difficult for us to raise capital.

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

We are currently participating in the consortium “Rimonim,” which is supported by the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS. The aim of this consortium is to develop technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics for therapeutics.  The consortium includes five companies and seven academic groups. The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the OCS.

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

We are a “foreign private issuer” within the meaning of rules promulgated by the SEC. As such, we are exempt from certain provisions applicable to U.S. public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

In addition, under the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements.  For example under NASDAQ’s rules, each of (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011 and (4) the convertible debt transaction completed in January 2012, would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share.  However, we chose to follow our home country practice, which did not require shareholder approval of these offerings.  Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Risks Related to Our Ordinary Shares

Our stock price has been and is likely to continue to be volatile and the market price of our ordinary shares may drop.

Prior to our February 2007 initial public offering, there was not a public market for our ordinary shares. There is a limited history on which to gauge the volatility of our stock price; however, since our ordinary shares began trading on NASDAQ on February 27, 2007 through March 28, 2012, our stock price has fluctuated from a low of $0.13 to a high of $41.32. Furthermore, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our ordinary shares to fluctuate include:

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

Our ordinary shares are currently listed on The NASDAQ Capital Market, having moved from The NASDAQ Global Market on June 30, 2010.  On November 29, 2011, we received notice from the Listing Qualifications Staff of NASDAQ indicating that the bid price of our ordinary shares had closed below the minimum $1.00 per share threshold set forth in NASDAQ Listing Rule 5550(a)(2) for the prior 30 consecutive business days and, in accordance with the NASDAQ Listing Rules, the Staff had granted us a 180 calendar day period, through May 29, 2012, to regain compliance with that requirement. We may achieve compliance with NASDAQ’s bid price requirement by evidencing a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before May 29, 2012. In addition, should we satisfy the continued listing requirement for market value of publicly held shares ($1 million) and all other criteria for initial listing on The NASDAQ Capital Market (except for the bid price requirement) as of May 29, 2012, we will be entitled to a second 180-calendar day period to regain compliance with the minimum bid price requirement.  If we do not regain compliance during the 180-day compliance period and are not eligible for a second 180-day compliance period, the Staff will provide us with written notice that our ordinary shares are subject to delisting. However, in such event, we may appeal the Staff’s determination to a Panel.  The filing of an appeal would stay any delisting action until the Panel renders a determination following a hearing.

In addition, one of the continued listing requirements for The NASDAQ Capital Market is maintaining stockholders’ equity of at least $2.5 million.  As disclosed in the financial statements included in this Annual Report, as of December 31, 2011 our stockholders’ deficiency of $356,000. Accordingly, we expect to receive a notification letter from NASDAQ indicating that our stockholders’ equity as reported in this Annual Report no longer meets the minimum amount of $2.5 million required for continued inclusion on The NASDAQ Capital Market pursuant to NASDAQ Listing Rule 5550(b)(1).  We will be granted an opportunity to submit a plan to NASDAQ for regaining compliance with the minimum stockholders’ equity requirement, however there can be no assurance that NASDAQ will accept such plan and grant our request for an extension to regain compliance with Listing Rule 5550(b)(1).

If we fail to meet the continued listing requirements of The NASDAQ Capital Market and our ordinary shares are delisted, we would expect trading in our ordinary shares to be conducted on the OTC Bulletin Board, or OTCBB, as long as we continue to file reports required by the SEC. The OTCBB is generally considered to be a less efficient market than The NASDAQ Capital Market, and our stock price, as well as the liquidity of our ordinary shares, could be adversely affected as a result. Delisting would also negatively impact our ability to sell our ordinary shares and secure additional financing. Furthermore, delisting from The NASDAQ Capital Market, would result in the right of the holders of the debentures we issued in January 2012 to redeem the debentures with 90 days written notice.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

History

We were incorporated under the laws of the State of Israel on March 9, 2000 as Rosetta Genomics Ltd., an Israeli company. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended (referred to herein as the “Companies Law”). Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-73-222-0700. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 3711 Market Street, Suite 740, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 382-9000. Rosetta Genomics Inc. serves as our agent for service of process in the United States. Our web site address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

On February 4, 2010, we established Rosetta Green Ltd., an Israeli Company, as a controlled subsidiary.  As of December 31, 2010, we owned approximately 76.2% of the outstanding ordinary shares of Rosetta Green.  In February 2011, Rosetta Green completed an initial public offering in Israel on the Tel Aviv Stock Exchange, or TASE.  In December 2011, we sold our complete ownership interest in Rosetta Green, which represented approximately 50.03% of the outstanding ordinary shares of Rosetta Green. We received an upfront payment of $900,000 for the Rosetta Green ordinary shares. In addition, we could be entitled to a payment of $2,000,000 if Rosetta Green is acquired within three years and if certain other conditions are met in connection with such acquisition.

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

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $422,000 in 2011, $579,000 in 2010 and $245,000 in 2009. Our capital expenditures during 2011, 2010 and 2009 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

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

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers. In late-2008, we launched our first three diagnostic tests applying our microRNA technology:

1.	miRview® mets - for identification of the origin of the primary tumor of metastases;

2.	miRview® squamous - for differentiating squamous from non squamous non-small cell lung cancer; and

3.	miRview® meso - for differentiating mesothelioma from carcinomas in the lung and pleura.

In December 2010, we launched our fourth product - miRview® mets2 which expands the utility of our miRview® mets test.

In July 2011, we launched our fifth product - miRview® lung – for differentiating primary lung cancers into four types: squamous lung cancer, non squamous non-small cell lung cancer, carcinoid lung cancer and small cell lung cancer.

We are currently in the process of launching our sixth product - miRview® kidney – for differentiating four histological types of renal or kidney tumors.

We currently have distribution agreements with respect to some of these tests covering Australia, Canada, Greece, India, Israel, New Zealand, Qatar, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.

Generally speaking, we are generating increasing demand for our testing services, primarily miRview® mets2, through our direct selling effort in the United States and are successfully fulfilling that demand in our lab in Philadelphia, Pennsylvania, and we are working, with our reimbursement vendor and consultants, to gain more consistent payment from commercial payors as well as to secure reimbursement coverage from Medicare.

In addition, we are in the discovery stage for a body fluid-based diagnostic test for Heart Failure (HF). We have performed a proof of concept (POC) study which demonstrated that by using microRNA expression levels in blood we can identify heart failure patients. We are currently performing additional studies to assess the feasibility to develop a minimally-invasive microRNA-based stratification test for HF.

MicroRNAs also represent potential targets for the development of novel drugs. We are participating in the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS. The aim of this consortium is to develop technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics for therapeutics. In this consortium we will develop novel microRNA mimetic molecules with novel chemical modifications, as well as novel delivery systems for microRNAs. The consortium includes five companies and seven academic groups. The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the OCS. See also “Item 4.B. Business Overview – Rimonim Consortium.”

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

To leverage the potential of microRNAs as a novel diagnostic platform, we have developed proprietary methods to extract microRNAs from a wide range of tissue and body fluid samples and to quantify specific microRNA expression signatures, which may be used as diagnostic panels to potentially diagnose cancers, their subtypes, as well as the origin of metastases. We have already developed and launched five diagnostic tests based on our platforms and have published several papers demonstrating how our methods can be used to develop such diagnostics (E.g. Rosenwald et al., Modern Pathology, 2010; Benjamin et al., Journal of Molecular Diagnostics, 2010). Moreover, we were able to demonstrate the utility of our developed tests in post-market studies with collaborators from leading medical centers in the United States and Europe (Bishop et al. Clinical Cancer Research, 2010; Muller et al., The Oncologist, 2010).

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

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based diagnostic tests. Our key business strategies to achieve this goal are as follows:

•	Leverage our knowledge and experience. We plan to leverage our extensive microRNA knowledge and experience to potentially develop body fluid-based diagnostic tests. We have recently prioritized the discovery projects of potential microRNA biomarkers for one new indication and we believe body fluid-based tests have the potential to be an important part of our longer-term pipeline.

•	Maximize sales of our first five commercial tests through geographic partners. We plan to maximize revenues from our five current commercial tests via corporate relationships and through our own targeted commercial efforts. To date we have entered into distribution agreements with five distributors, pursuant to which these distributors have the right to commercialize these tests in their territory. We intend to support the work of these partners while pursuing other partnerships for additional geographies.

•	Build and maintain a strong intellectual property position. We believe that we were the first commercial enterprise to focus on the emerging field of microRNAs. We also believe we have an early and strong intellectual property position (both patents we own and those we have exclusively, or co-exclusively licensed) in the area of developing and commercializing microRNA-based diagnostic tests. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences. We have also filed, and intend to continue to file, patent applications that claim our technical platforms and method-of-use for specific diagnostic and therapeutic applications.

•	Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading clinical diagnostic and pharmaceutical companies to further develop and commercialize microRNA-based diagnostics. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attractive to additional collaboration partners.

Our Diagnostic Tests

The Role of MicroRNAs in Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;

•	the exact type of the disease;

•	the severity of the disease;

•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;

•	the monitoring of success of a chosen therapy; or

•	the likelihood of disease recurrence.

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

Our Diagnostic Product Development Process

Our development process for diagnostic products consists of the following important steps:

•	Access to samples. As a prerequisite for the development and clinical validation of diagnostic products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions in Israel, Europe and the United States that provide us high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples relevant to different disease areas such as cancer, cardiovascular indications, women’s health and neurodegenerative diseases. The sample collections include solid tumor samples and various body fluids such as blood , as well as high quality tissue samples from archival pathology banks. Where relevant, samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.

•	RNA extraction. We utilize both commercial and our proprietary technologies to extract microRNAs from both tissue and body fluid samples.

•	Expression profiling. The identification of microRNA biomarkers requires sensitive and specific measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly, robustly and accurately perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.

•	Analysis. We analyze expression profiles to identify microRNA signatures which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment, and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our analytical expertise is one of our key advantages.

Current Commercial Tests

To date, we have commercially launched the following five tests based on our proprietary microRNA technologies:

•	miRview® mets – This test is a microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). CUP is a heterogeneous group of cancers that constitutes 3-5% of all cancers with a poor median survival of six to ten months. Each year approximately 70,000 patients in the United States are diagnosed with CUP. A patient is typically diagnosed with CUP only after undergoing a wide range of tests, including various imaging tests such as x-ray, CT, MRI, and PET, which have failed to identify the origin of the cancer. Presently, the choice of treatment for metastatic cancer is largely dependent on the nature of the primary tumor. Patients with CUP pose a therapeutic dilemma and treatment is often empiric with a “one treatment fits all” approach. In the era of rapidly growing effective cytotoxic and targeted therapies for known cancers, quicker and more accurate methods to identify the tissue of origin of CUP cancers would permit the use of these therapies, thereby improving the chances of achieving a response and possibly extending the patient’s survival. miRview® mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin of 25 cancers.

•	miRview® mets[2] – This test is an expansion of our miRview® mets test. The improved test is a microarray-based test that is able to identify 42 tumor types that include carcinomas, soft tissue tumors, lymphoma and other malignancies with very high accuracy.

•	miRview® squamous – This test differentiates squamous from non-squamous non-small cell lung cancer. Lung cancer is the leading cause of cancer-related death in both men and women worldwide and in the United States. Non-small-cell lung cancer, or NSCLC, is composed mostly from squamous cell carcinoma and adenocarcinoma histological types and accounts for nearly 85% of lung cancer cases. In the past, the only diagnostic branch point in the classification of lung cancers that carried any therapeutic relevance was the distinction between small cell carcinoma and non-small cell carcinoma. The recent emergence of novel biological therapies that effectively target specific cellular alterations now demands the most precise classification possible for non-small cell carcinomas. For example, lung adenocarcinomas are more likely to respond to EGFR tyrosine kinase inhibitors (e.g. erlotinib). Similarly, antibody therapy (bevacizumab) directed against vascular endothelial growth factor (VEGF) is more effective in the treatment of adenocarcinomas. Not only is bevacizumab less effective in treating squamous cell lung cancers, but the squamous phenotype is associated with much higher rates of life-threatening pulmonary hemorrhage. Thus, the distinction of squamous from non-squamous carcinomas is becoming increasingly important. Current methods for differentiating squamous from non-squamous NSCLC are not standardized, are difficult to reproduce and have an unacceptable level of variability between pathologists and laboratories, as indicated in numerous peer review publications. miRview® squamous produces a single score that clearly indicates whether a sample is squamous or non-squamous NSCLC. It is estimated that about 60,000 lung cancer patients who are candidates for targeted therapy may potentially use this test.

•	miRview® meso – This test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis. Malignant pleural mesothelioma, or MPM, is a solid, locally aggressive tumor of the lung pleura that covers and later invades the lung parenchyma, which leads to a severe clinically symptomatic disease. The incidence of mesothelioma has clearly grown in recent years in all developed countries of Western Europe and North America, and most probably in developing countries as well. Exposure to asbestos is still a major factor that contributes to the continuing growth in number of cases. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical. However, the distinction between mesothelioma and carcinomas that involve the pleura, in particular peripheral pulmonary adenocarcinoma, can be challenging. Because of the inter-observer variations between pathologists, and because of the absence of a single specific and reliable biomarker for the diagnosis of mesothelioma, there is a need for a reliable and objective assay that would help make this distinction with greater confidence. We used microRNA biomarkers we identified to develop miRview™ meso, a molecular assay for the differential diagnosis of mesothelioma. This assay provides a standardized, quantitative alternative to the currently applied methods. The small number of microRNAs needed for classification, the high tissue specificity of these microRNAs and the ease of their determination from archival fixed tissues embedded in paraffin, makes this assay a practical option. The microRNA-based assay that we have developed, uses expression levels of only three microRNAs, and is able to accurately diagnose mesothelioma and distinguish it from lung adenocarcinoma and other malignancies involving the lung and pleura with very high sensitivity and specificity. This assay is simple to perform and highly reliable in its reproducibility.

•	miRview® lung - This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate , or FNA, samples as well as pathology samples, such as small biopsies and resections. The test targets all newly diagnosed lung cancer patients, estimated to be more than 200,000 people annually in the United States alone. The test classifies primary lung cancers into Neuroendocrine vs. NSCLC and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into Small Cell Lung Cancer (SCLC) vs. carcinoid. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor, where the sample can be either a cytology sample or a pathology sample. The assay measures the expression of 8 microRNAs and using that expression accurately identifies the lung cancer subtype.

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

We currently have the following distribution agreements relating to miRview® mets miRview® squamous and miRview® meso:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the right to distribute these tests in Turkey and Israel;

•	with Warnex Medical Laboratories, a division of Warnex, Inc., pursuant to which Warnex has the exclusive right to distribute these tests in Canada;

•	with Genekor S.A., pursuant to which Genekor has the exclusive right to distribute these tests in Greece;

•	with Super Religare Laboratories Limited (SRL), pursuant to which SRL has the non-exclusive right to distribute these tests in India, Saudi Arabia, Qatar and the United Arab Emirates; and

•	with Genetic Technologies Limited (GTL), pursuant to which GTL has the non-exclusive right to distribute these tests in Australia, New Zealand and Singapore.

On June 9th, 2011 we entered into an agreement with PACE claims services, LLC, a wholly owned subsidiary of Navigant Inc.(PACE), according to which, PACE will provide us exclusive educational and marketing services to defendants involved in lawsuits relating to malignant pleural mesothelioma and asbestos exposure, provided the exclusivity does not apply to our own marketing efforts and to any marketing efforts of our distributors offering our tests outside of the United States of America. According to this agreement, PACE will be entitled to certain remuneration derived from actual sales to defendants in these lawsuits.

All of these distribution and other agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.  Our goal is through distribution agreements to provide access to our products to up to 1.5 billion people around the globe by the end of this year.

Our Near-term Pipeline

We are focusing in the near-term on the development and commercialization of the following new diagnostic test based on microRNAs:

•	miRview® kidney – We have completed development and validation of a microRNA-based kidney tumor classification test for pathology samples. This test would potentially target all newly diagnosed kidney tumor patients, estimated to be more than 54,000 people annually in the United States. Renal cancers account for more than 3% of adult malignancies and cause more than 13,000 deaths per year in the United States. The test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma. These histological subtypes vary in their clinical course and their prognosis, and different clinical strategies have been developed for their management. In some of the kidney tumor cases it is difficult for the pathologist to distinguish between tumor types on the basis of morphology. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor. The assay uses the expression of 24 microRNAs to accurately identify the kidney tumor subtype. We can now test patients using the miRview® kidney test in all states except NY, and we anticipate completing the launch of this test during the second half of 2012.

Our Long-term Pipeline

We believe that body fluid-based tests for early diagnosis and/or stratification of patients in different diseases are the future of the diagnostics industry and that our highly sensitive and specific platforms are suitable for development of such tests. Thus, we expect to continue to search for microRNA biomarkers in order to develop body fluid-based tests for different indications.

We have recently prioritized the development of the following body fluid based diagnostic test, based on microRNA’s:

•	Heart Failure - We are seeking to discover blood-based microRNA biomarkers in order to develop a new diagnostic test for early diagnosis and refined risk stratification of patients following Myocardial Infarction (MI). Such a test has the potential to influence clinical management in a cost effective manner, by improving diagnosis, refining risk stratification and guiding therapy. Heart Failure (HF) is a complex clinical syndrome that can result from any structural or functional cardiac disorder that impairs the ability of the ventricles to fill with or eject blood. It is the most prevalent disease in the western world and the only cardiovascular disease whose prevalence continues to rise. It is estimated that 5 million Americans are diagnosed with HF and each year there are ½ million new HF patients. Besides its high prevalence, HF is also the most expensive disease in western countries. We have so far performed a first study, which was published in the European Journal of Heart Failure (Goren et. al. , 2012), showing that elevated serum levels of specific microRNAs identify heart failure patients.

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

We have demonstrated this in both ovarian cancer and pancreatic cancer, where differential microRNAs that were shown in tissues of patients were used to find drug candidates that could inhibit those cancers through either miR inhibition or mimetics. In ovarian cancer we chose microRNAs that were over-expressed in ovarian tissues (both tumor and normal) comparing to other normal tissues, and in pancreatic cancer we chose microRNAs that are over expressed in the cancerous tissue comparing to adjacent healthy pancreatic tissue. Those microRNAs served to help us design modified oligonucleotides with anti-sense sequences that were used in in vitro proliferation assays. We specifically wanted to see miR inhibition that can lead to reduction in proliferation of cancer cell lines. The anti-miRs with the strongest effect over cell proliferation were chosen as the drug candidates with most potential. We are currently looking for strategic collaborations to pursue the further development of those drug candidates.

Rimonim Consortium

In January 2011, we joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS. The purpose of the consortium is to develop RNA interference, or RNAi, -based therapeutics. As of the date of this report, we had received total grants of $216,000from the OCS for our development under the consortium. The vision of the consortium is to develop new advanced technologies that are expected to help in solving some of the key problems and deficiencies that the industry is facing in developing RNAi-based therapeutics and create a significant RNAi-based industry in Israel by using breakthrough technologies and producing RNAi therapeutics and a range of additional products (diagnostics, chemical and biological services). Since discovery, the development of RNAi to first, a powerful research tool and, more recently, to a promising therapeutic approach, has occurred very rapidly. The ability to specifically silence virtually every gene including previously non-druggable (non-amenable for development of small molecule inhibitors) targets has made RNAi-based therapeutics a very attractive approach for treating diseases in many therapeutic areas.

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

Members of the consortium, are established representatives of the industry and academia in Israel that will share their expertise and experience in various fields of the technological challenges: biology, toxicology, physical and structural chemistry, formulation, and others, to establish a meaningful scientific/technological basis for what has the potential to be one of the most promising technical breakthroughs in biological research in the last decade.

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

On September 24, 2008, we signed a convertible note purchase agreement with certain private investors in order to provide separate funding for our Rosetta Green project, in an amount of up to $2,500,000. The investors invested a total amount of $1,500,000, in two tranches. The notes were convertible upon the establishment of a subsidiary by us for the Rosetta Green project. We established Rosetta Green Ltd. in February 2010, and the outstanding notes were subsequently converted into ordinary shares of Rosetta Green. On February 17, 2011, Rosetta Green completed an initial public offering in Israel, and on February 23, 2011, Rosetta Green’s ordinary shares started trading on the Tel Aviv Stock Exchange (TASE) under the ticker symbol RSTG.

In the initial public offering, Rosetta Green sold 136,200 units at NIS 160.8 ($44.51 based on an exchange rate of 3.613 NIS for US dollars on February 17, 2011, per unit, with each unit comprised of 25 ordinary shares, 25 Warrants 1 and 25 Warrants 2, and a total of 3,405,000 ordinary shares, 3,405,000 Warrants 1 and 3,405,000 Warrants 2. The Warrants 1 are exercisable at NIS 8.04 ($2.23) until February 8, 2013 and the Warrants 2 are exercisable at NIS 9.65 ($2.67) until February 8, 2015. The underwriters of the offering purchased 37,983 units for a total of NIS 6,107,666 ($1.69 million).

In connection with the initial public offering, we entered into an agreement with a minority shareholder of Rosetta Green, pursuant to which we had agreed not to sell any Rosetta Green shares for a period of 12 months following consummation of the initial public offering and thereafter until 24 months following consummation of the initial public offering, we will be entitled to sell up to 1% of the shares of Rosetta Green owned or controlled by us as of November 2010 ("Green Shares") per month (which may be carried over for up to three months). We further granted the minority shareholder certain Co-Sale rights with respect to the sale of the Green Shares in an off-market transaction. In addition, according to the agreement, the number of members of the board of directors of Rosetta Green will be not more than seven and at least one third of the directors but not less than three directors (including the external directors required to be appointed pursuant to the Companies Law which in any case will not be less than two) will qualify as independent directors as such term is defined in the Companies Law. We also agreed to vote the Green Shares in favor of the election to the board of directors of one nominee proposed by the minority shareholder as long as such shareholder continues to hold 50% or more of shares of Rosetta Green owned or controlled by it as of November 2010.

On January 14, 2010 we applied for the Rosetta Green division to participate in a consortium funded by the European Union which is part of the Seventh Framework Programme (“FP7”). The subject matter of the program is the development of microalgae for industrial purposes. In addition to us there are additional 10 participants in FP7. On December 14, 2010 we entered into the consortium agreement with the other participants in the consortium and the European Union in relation to the funding of the FP7. The expected funding under this program will be 499,000 Euros and we must contribute up to 150,000 Euros for the project. On July 5, 2011, the European Commission approved the amendment to the contract so that we are no longer party to the contract within the FP7 and Rosetta Green has taken our place as party to said contract. As part of said assignment, Rosetta Green has undertook, in a letter dating 29 May 2011, “all rights and duties that Genomics has agreed to perform as part of GIAVAP agreement.”

On November 18th 2010 we entered into a license agreement with Rosetta Green according to which we have assigned certain patents relating to microRNAs in plants. We further provided Rosetta Green with a non exclusive license to some of our patents and technologies. For this license we shall be entitled to certain consideration derived from Rosetta Green’s net sales as well as royalties from Rosetta Green’s license income.

On December 16, 2011, we closed a transaction pursuant to which we sold all of the ordinary shares of Rosetta Green held by us (50.03% of the outstanding ordinary shares) to certain purchasers (the “Purchasers”).  The transaction was effected pursuant to a Share Transfer Agreement, dated December 13, 2011.  Under the terms of the share transfer agreement, we received an upfront payment of $900,000 for the Rosetta Green ordinary shares.  In addition, we could receive an additional payment of $2,000,000 if Rosetta Green is acquired within three years from the date of signing of the share transfer agreement and if certain other conditions are met.

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

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and as a result, we have developed an early and strong intellectual property position related to the development and commercialization of research, diagnostic and therapeutic products and other applications based on microRNAs. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences. We also filed applications which claim groups of microRNAs which are grouped for example by chromosomal locations of the microRNA genes. We have filed, and will continue to file, patent applications that claim method-of-use for specific diagnostic and therapeutic applications as we or our collaborators develop them. We believe this approach will provide strong and broad patent protection for a large number of microRNAs that we have discovered and may provide us with a competitive advantage over new entrants to the field.

As of February 29, 2012, our patent portfolio included a total of 21 issued U.S. patents, 1 issued Australian patent, 2 issued Israeli patent, 61  pending patent applications worldwide, consisting of 29 U.S. patent applications, 2 of which received notice of allowance, 3 PCT applications, 4 applications that were nationalized in Europe, 14 applications nationalized in Israel, 2 applications nationalized in Japan, 3 applications nationalized in Australia, 2 nationalized in Canada, 2 applications nationalized in China and 1 application that was nationalized in each of Korea and India. Of these patent applications, 55 relate to human microRNAs and their uses, 3 claim viral microRNAs, 3 contain claims related to our discovery process. 34 applications contain claims directed to microRNA-based diagnostics in Heart Failure, Alzheimer’s disease, Cancer of Unknown Origin (CUP), lung, mesothelioma and other cancers; and 10 contain claims directed to microRNA-based therapeutics.. The issued patents expire between 2022 and 2025.

Nucleic acids related to genes are patentable under U.S. patent laws, and are generally patentable under foreign patent laws as well. To date, patent protection related to numerous human genes has been obtained in the United States and elsewhere. MicroRNAs are derived from naturally occurring genes, and as such, we believe, are similarly patentable under U.S. and foreign patent laws.

In order to obtain maximum patent protection for composition of matter of microRNAs in the U.S. and foreign jurisdictions, our patent applications:

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

First Tier: Composition-of-Matter Patent applications on Biologically Validated MicroRNAs

We have filed a first tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, microRNAs claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. Our patent portfolio includes 24 issued patents and 14 patent applications with composition-of-matter claims related to validated microRNAs.

Second Tier: Technologies to detect MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for our proprietary discovery process technologies for microRNA detection, including qRT-PCR methods, microarray, in situ hybridization and extraction methods from all body fluids. Our patent portfolio includes 3 patent applications related to discovery process technologies.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. This tier of patent applications includes applications which we have filed ourselves and those that we have filed jointly with academic, medical and commercial partners with whom we collaborate. Our patent portfolio includes 44 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

These microRNAs can be licensed by Max Planck for diagnostics purposes to three other parties. Max Planck is obligated to notify us of any more favorable license in the diagnostics field it grants for these microRNAs, in which event we shall have the right to adopt all material terms of such license. We have the right to enter into sublicense agreements, only in the event that the granted sublicense includes a license to intellectual property rights owned or co-owned by us as well, is reasonably necessary for sublicensee in order to further develop and/or commercialize or manufacture products and permits no more than one tier of sublicensing.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $504,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $310,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

License Agreement with Johns Hopkins University

In August 2006, we signed a royalty-bearing, exclusive, worldwide license agreement with Johns Hopkins University this agreement was amended and restated in August 2011. Under the restated agreement, we have licensed from Johns Hopkins the rights to its proprietary microRNAs for all fields and applications on a non-exclusive basis. The agreement covers approximately 130 biologically validated microRNAs. We also have the right to further sublicense these rights, provided that such sublicense includes a license to substantial intellectual property rights owned or co-owned by us and is consistent with the terms of our license agreement. In consideration for the restated license we paid an amendment fee, and are required to pay minimum annual royalties, royalties based on net sales and a percentage of our revenues from any sublicense. We are obligated to perform commercially reasonable diligent efforts in the development of products, including or using the licensed microRNAs.

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

The agreement terminates with respect to each country in which a patent has issued upon the expiration of the last to expire patent covered by the terms of the agreement in such country. If no patents ever issue in a country but patent applications are filed in such country, the agreement will expire with respect to such country upon the cancellation, abandonment, withdrawal or disallowance of all claims under all patent applications in that country or at such time as there is no claim that has been pending in such country for less than six years from the date such claim was filed in a non-provisional patent application in that country. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $320,000 in aggregate annual royalties over the term of the agreement. In addition, either party may terminate the agreement (1) upon the filing of bankruptcy or insolvency proceedings with respect to the other party or (2) if the other party is in material breach of the agreement and such breach is not cured within 30 days of notice. We also have the right to terminate the agreement for any reason upon 90 days notice.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing tests and products from companies such as Pathwork Diagnostics, Inc. and Biotheranostics, Inc.that have developed or are developing diagnostic tests based on other non-microRNA technologies, we also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. We believe the key competitive factors affecting the commercial success of our potential tests and products will be:

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

Regulatory

Diagnostics

CLIA and Other Laboratory Licensure

Laboratories that perform testing on human specimens for the purpose of providing information for diagnosis, prevention or treatment of disease or assessment of health are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA. This law imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of patient test results. The FDA is responsible for the categorization of commercially marketed IVD tests under CLIA into one of three categories based upon the potential risk to public health in reporting erroneous results. The categories were devised on the basis of the complexity of the test and include waived tests, tests of moderate complexity, and tests of high complexity. Laboratories performing moderate- or high-complexity testing must meet the CLIA requirements for proficiency testing, patient test management, quality control, quality assurance and personnel.

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

Food and Drug Administration

Laboratory Developed Tests

Although the FDA has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it has generally exercised enforcement discretion in not otherwise regulating most tests developed and validated at the high complexity CLIA-certified laboratory at which the test is performed.  These tests are known as LDTs. More recently, the FDA has indicated that it is reviewing the regulatory requirements that will apply to LDTs, and held a two-day public meeting in 2010, to obtain input from stakeholders on how it should apply its authority to implement a reasonable risk-based and effective regulatory framework for LDTs.  The FDA has not indicated when or how those changes will be implemented, but it left little doubt that changes are forthcoming.

In Vitro Diagnostics

The type of regulation to which our tests and diagnostics may be subject will depend in large part on how we intend to commercialize them. Diagnostics that will be commercialized through direct product sales as in vitro diagnostic kits are subject to review by the FDA as medical devices and must be cleared or approved before they can be marketed. Most tests that are offered as LDTs by a CLIA-certified laboratory have generally not been subject to regulation by the FDA, however, this may change after the FDA announces the new requirements that will apply to LDTs.

The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some in vitro diagnostic tests. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to FDA’s quality system regulation, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. All Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a fee is usually required when a 510(k) notice or premarket approval application is submitted.

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

The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days.  Most 510(k)s do not require clinical data for clearance, but a minority will.  Requests for additional data, including clinical data, will increase the time necessary to review the notice.  If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” letter and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed.  Under certain circumstances, the sponsor may petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or Class II device. The FDA is currently reevaluating the 510(k) review process, and we cannot predict what if any changes will occur.

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

Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products.  Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies.  Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

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

In 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009.  HITECH amends HIPAA and, among other things, creates significant new regulatory compliance obligations for “business associates” or organizations that provide services to Covered Entities involving the use or disclosure of protected health information.  Additionally, HITECH expands and strengthens HIPAA enforcement, imposes new penalties for noncompliance and establishes new breach notification requirements for Covered Entities and business associates.  Under HITECT’s new breach notification requirements, Covered Entities must, within 60 days of discovery, notify each individual whose information has been or is reasonably believed to have been, accessed, acquired or disclosed as a result of a breach.  Covered Entities must also report breaches to the U.S. Department of Health and Human Services, or HHS, and in some cases, publish information about the breach in local or prominent media outlets.  Consequently, it is important that breaches of PHI are promptly detected and reported within the company, so that we can make all required notifications.

Federal Prohibitions on Health Care Fraud and False Statements Related to Health Care Matters

Under the administrative simplification provisions of the Health Insurance Portability and Accountability Act, or HIPAA, the U.S. Department of Health and Human Services, or HHS, issued regulations for protecting the privacy and security of protected health information.  Additional administrative simplification provisions created new federal crimes: health care fraud, false statements relating to health care matters, theft or embezzlement in connection with a health benefit program and obstruction of criminal investigation of health care offenses.  The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including a private insurer.  The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for health care benefits, items, or services.  The theft or embezzlement statute prohibits knowingly and willfully embezzling, stealing or otherwise converting or misapplying the money or property of a health care benefit program.  The obstruction of criminal investigations of health care offenses statute prohibits willfully preventing, obstructing, misleading or delaying the communication of information and records relating to a violation of a federal health care offense to a criminal investigator.  A violation of any of these laws is a felony and may result in fines, imprisonment, or exclusion from the federal health care programs.

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

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates in certain years.  For the 2011 calendar year the Clinical Laboratory Fee Schedule, or CLFS, was reduced across all listed tests by 1.75%. Currently, the ceiling for established tests is set at 74% of the median of all contractor fee schedule amounts for a particular test and 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

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

C.  ORGANIZATIONAL STRUCTURE

Rosetta Genomics Ltd. is organized under the laws of the State of Israel and has a wholly owned subsidiary, Rosetta Genomics Inc., which is a Delaware corporation, and a controlled subsidiary. In December 2011, we sold our complete ownership interest in Rosetta Green Ltd., a public Israeli company whose shares are traded on the TASE, which represented approximately 50.03% of the outstanding ordinary shares of Rosetta Green.

D.  PROPERTY, PLANTS AND EQUIPMENT

We currently rent approximately 875 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires in January 2013. We have the option to renew the lease agreement for an additional 12 months. Our wholly owned subsidiary, Rosetta Genomics Inc., rents approximately 3,649 square feet of office space in Jersey City, New Jersey under a lease that expires in March 2013.  In addition, Rosetta Genomics Inc. rents approximately 6,233 square feet of laboratory space in Philadelphia, Pennsylvania under a lease that expires in December 2013. If our business grows we made need additional space, but expect that alternate facilities will be available on reasonable terms as and when needed.

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

Since our inception in March 2000, we have generated significant losses. As of December 31, 2011, we had an accumulated deficit of $85 million. We funded our operations through December 31, 2011 primarily through proceeds received from the sale of equity securities to investors in the aggregate amount of approximately $85 million, including the following:

•	$30.2 million in gross proceeds from the sale of an aggregate of 1,078,125 ordinary shares at $28.00 per share in our initial public offering in March 2007. Net proceeds from the initial public offering, after deducting underwriters’ discounts and expenses, were approximately $26 million.

•	In January 2010, we completed a registered direct offering (referred to herein as the “2010 registered offering”), pursuant to which we sold an aggregate of 632,500 ordinary shares at a price of $8.00 per share and issued warrants to purchase a total of 316,257 ordinary shares at an exercise price of $10.00 per share to institutional investors for gross proceeds of approximately $5.1 million. The warrants expire on January 15, 2015. In connection with this offering, we also issued to the placement agent and its affiliates warrants to purchase a total of 23,719 ordinary shares at an exercise price of $10.00 per share. Net proceeds to us from the 2010 registered offering, after fees and expenses, were approximately $4.65 million.

•	On December 1, 2010, we completed a private placement (referred to herein as the “2010 PIPE”), pursuant to which we sold an aggregate of 625,000 of our ordinary shares at a price of $4.00 per share and issued Series A warrants to purchase up to an aggregate of 312,504 ordinary shares with an initial exercise price of $5.20 per share and Series B warrants to purchase up to an aggregate of 156,250 ordinary shares with an exercise price of $0.04 per share. The Series A warrants expire on December 1, 2015. On February 9, 2011, the Series B warrants were automatically exercised on a cashless basis and we issued an aggregate of 154,611 ordinary shares. In connection with the 2010 PIPE, we also issued to the placement agent and its affiliates warrants to purchase a total of 15,626 ordinary shares at an exercise price of $5.20 per share. Following the 2011 PIPE and the 2011 registered offering (each as defined below), the exercise price of the Series A warrants and the warrants issued to the placement agent and its affiliates in the 2010 Private Placement was adjusted to $4.00 per share pursuant to the terms thereof. Net proceeds to us from the 2010 PIPE, after fees and expenses, were approximately $2.2 million.

•	On February 23, 2011, we completed a private placement (referred to herein as the “2011 PIPE”), pursuant to which we sold an aggregate of 1,135,417 of our ordinary shares at a price of $2.40 per share and issued warrants to purchase up to an aggregate of 851,566 ordinary shares at an exercise price of $3.20 per share. The warrants expire on February 23, 2016. In connection with the 2011 PIPE, we also issued to the placement agent and its affiliates warrants to purchase a total of 28,388 ordinary shares at an exercise price of $3.20 per share. On February 23, 2011, we also completed a concurrent registered direct offering (referred to herein as the “2011 registered offering”), pursuant to which we sold an aggregate of 1,364,668 of our ordinary shares at a price of $2.40 per share and issued warrants to purchase up to an aggregate of 682,338 ordinary shares with an exercise price of $3.20 per share. The warrants expire on February 23, 2016. In connection with the 2011 registered offering, we also issued to the placement agent and its affiliates warrants to purchase a total of 34,118 ordinary shares at an exercise price of $3.00 per share. Aggregate net proceeds to us from these concurrent offerings, after fees and expenses, were approximately $5.5 million.

•	On October 19, 2011, we completed a private placement (referred to herein as the “October 2011 PIPE”), pursuant to which we sold an aggregate of 2,025,001 ordinary shares at $0.75 per share, and issued warrants to purchase up to an aggregate of 2,025,001 ordinary shares (the “Series A Warrants”) and warrants to purchase up to an aggregate of 1,012,502 ordinary shares (the “Series B Warrants”). The Series A Warrants expire on October 19, 2016 and were initially exercisable at $1.00 per share. Pursuant to the anti-dilution provisions of the Series A Warrants, on November 25, 2011, the exercise price of the Series A Warrants was adjusted to $0.50 per share. The Series B warrants were exercisable for the greater of $ 0.01 or NIS 0.04 per share, and were automatically exercised on a cashless basis on November 28, 2011, and an aggregate of 986,225 ordinary shares were issued to the October 2011 PIPE investors. Net proceeds to us from the October 2011 PIPE, after fees and expenses, were approximately $1.3 million.

•	On December 16, 2011, we closed a transaction, pursuant to which we sold all of the ordinary shares of Rosetta Green held by us (approximately 50.03% of the outstanding ordinary shares of Rosetta Green) to certain purchasers. The transaction was effected pursuant to a Share Transfer Agreement, dated December 13, 2011. Under the terms of the Share Transfer Agreement, we received an upfront payment of $900,000 for the Rosetta Green ordinary shares.

•	On January 26, 2012, we entered into a Secured Loan Agreement, pursuant to which on January 27, 2012, we sold and issued a $1,750,000 senior secured debenture (the “Debenture”) to an accredited investor (the “Lender”). The Debenture has a maturity date of January 26, 2013 and accrues interest at a rate of 10% per annum, payable semi-annually. Beginning on March 15, 2012, an aggregate of $300,000 in principal amount of the Debenture became convertible, subject to certain limitations, into our ordinary shares at a conversion price of $0.0944 per share. The Debenture is secured by a security interest in all current and future assets of Rosetta and any current or future subsidiary, including Rosetta Genomics Inc. Pursuant to the terms of the Secured Loan Agreement, we also agreed to negotiate a definitive license agreement (the “License Agreement”) in good faith with a designee of the Lender, which was also obligated to negotiate in good faith. The Debenture may only be prepaid by us, in whole or in part, (1) after a definitive License Agreement is executed or (ii) prior thereto, only with the consent of the holder. In addition, if our ordinary shares are suspended from trading on or delisted from the NASDAQ Capital Market for more than 10 trading days, the holder has the right to require us to redeem the Debenture in 90 days. With respect to any prepayment or redemption, we would be required to pay (i) 120% of the amount being prepaid or redeemed for the first such event or (ii) if there is more than one such prepayment or redemption event, 120% plus an additional 10% of the amount being prepaid or redeemed for each such subsequent event after the first one. Upon an “event of default” (as defined in the Debenture), or if a definitive License Agreement was not entered into between the parties by March 15, 2012, the interest rate on the Debenture would increase to 18% per annum, with, in the latter event, the additional interest payable, at our option, in cash or ordinary shares at the applicable conversion price. We have not been able to reach agreement on the definitive License Agreement with the designee of the Lender.

We have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and raising capital. We have not achieved profitability and we expect to incur significant additional losses over the next several years. We expect our net losses to increase primarily due to research and development activities relating to our internal product development, collaborations, business development and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Our sources of potential funding for the next several years are expected to include our existing cash, cash equivalents, restricted cash and short term bank deposits and marketable securities of $0.88 million as of December 31, 2011, additional equity and/or debt financings, royalties, license and other fees, funded research and development payments, and milestone payments under existing and future collaborative arrangements. In the event that we do not raise sufficient funds to support our operations, we may be required to seek protection under the bankruptcy laws of Israel and the United States.

Research and development expenses represented 40%, 42%, and 45% of our total operating expenses for the years ended December 31, 2011, 2010 and 2009, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $3.4 million in research and development expenses for the year ended December 31, 2011 included payroll and related expenses, research materials and related expenses, costs associated with license fees and intellectual property-related costs.

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

On February 4, 2010, we established Rosetta Green Ltd., an Israeli Company, as a controlled subsidiary. As of December 31, 2010, we owned approximately 76.2% of the outstanding ordinary shares of Rosetta Green. In February 2011, Rosetta Green completed an initial public offering in Israel on the Tel Aviv Stock Exchange, or TASE. In December 2011, we have sold all our holdings in Rosetta Green (approximately 50.03% of the outstanding shares of Rosetta Green). See also “Item 4.B. Business Overview – Rosetta Green.”

On November 22, 2010, we and Prometheus Laboratories Inc. entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) to resolve the various disputes between the parties relating to the License Agreement, the Laboratory Services Agreement, dated April 10, 2009, and the Stock Purchase Agreement, dated April 10, 2009, including all claims relating to the arbitration proceeding. See “Item 8. Financial Information — A. Consolidated Statements and Other Information — Legal Proceedings.”

In October 2011, we issued a press release announcing a corporate restructuring to reduce operating expenses and focus on commercial opportunities.  The restructuring is expected to result in a 50% reduction in the Company’s monthly cash burn, thereby reducing annual operating expenses by approximately $4.2 million. As part of this restructuring, we eliminated 28 positions or nearly 58% of our global workforce, primarily in research and development and general and administrative positions and reduced our laboratory and office space in Israel.

Based on our current operating plans, we expect that our existing funds, including the net proceeds from the sale of the Rosetta Green shares in December 2011, and the sale of the Debenture in January 2012 will be sufficient to fund operations only until late May, 2012.

Financial Operations Overview

Revenues

Revenues from continuing operations consist of revenues from royalties and revenues from diagnostic tests performed in our laboratory in Philadelphia. Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues in 2009.We have generated revenues from continuing operations in the year ended December 31, 2009 in an amount of $150,000, in the year ended December 31, 2010 in the amount of $279,000 and in the year ended December 31 2011 in the amount of $103,000.

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

Research and Development Expenses, net

We expense research and development costs as incurred. Our research and development expenses currently include costs of salaries and related expenses, activities related to intellectual property and licensing, tissue samples and other research materials, supplies, equipment depreciation, outsourced clinical and other research activities, consultants, utilities expenses and an allocation of corporate administrative costs. Due to the restructuring done in October 2010 and October 2011, we expect these expenses to decrease in 2012.

We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect we will continue such studies in 2012. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are expensed as incurred.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional fees and expenses related to general corporate activities. We anticipate that general and administrative expenses will decrease in 2012 due to the corporate restructuring to reduce operating expenses and focus on commercial opportunities done in October 2011.

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

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included in this annual report, we believe the following accounting policies to be the most critical in understanding our consolidated financial statements and the assumptions management used.

Fair Value Measurements and Disclosures

The fair value of the liability for each class of warrants related to 2010 and 2011 financing agreements was calculated using either the Black Scholes Model or Monte Carlo Simulation, depending on the terms and rights of each class of warrants, We accounted for these warrants according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity" and based on certain terms of the warrants classified them as liabilities, measured at fair value each reporting period until they are exercised or expire, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

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

In arrangements, primarily with private patients, in which prior to delivery the patient's third-party insurance provider has not contractually set the sale prices, we do not recognize revenue until the fees are fixed and determinable and collectability assured.

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

In the year ended December 31, 2011, we recognized $103,000 as revenues from continuing operations.

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

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, that approximately 58% of our options will actually vest, and therefore have applied an annual forfeiture rate of 42%to all options that are not vested as of December 31, 2011. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for stock-option awards and value restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price of our stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2011 and 2010 was 88% and between 67-61%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of our options. We determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the options.

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

At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2011, 2010 and 2009 may not be indicative of future compensation charges.

Impairment of Long-Lived Assets

The long-lived assets of us and of our subsidiaries and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, plant and equipment"/ ASC 250 "presentation of financial statement" (Formerly Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2011, 2010 and 2009, no impairment losses have been identified.

Discounted Future Cash Flow Method (DCF) - Future consideration from Parkway

To determine the fair value of the receivable that is related to Parkway's sale as of December 31, 2009, December 31, 2010 and December 31, 2011, we performed a valuation using DCF methodology at each valuation date. Under the DCF method, the fair value of receivable asset is estimated based on the stream of benefits the Company expects to receive, the timing of such benefits and the risk borne by Parkway.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. We are currently evaluating the effect of ASU 2011-04, but do not expect its adoption will have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. No change has been made in the items to be reported in comprehensive income. ASU 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. We are currently evaluating the effect of ASU 2011-05, but do not expect its adoption will have a material effect on our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12, Comprehensive Income (Topic 220). The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-5 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently evaluating the effect of this update on our consolidated financial statements.

A.   OPERATING RESULTS

Years Ended December 31, 2011 and 2010 - Continuing Operations

Revenues. In the years ended December 31, 2011 and December 31, 2010, we recognized $103,000 and $279,000, respectively, as revenues from continuing operations. This decrease resulted primarily from cessation of sales by our former distributor in the United States in late 2010. See “Item 8. Financial Information — A. Consolidated Statements and Other Information — Legal Proceedings.”

Cost of revenues. Cost of revenues were $324,000 for the year ended December 31, 2011, including $19,000 of non-cash stock-based compensation, as compared to $628,000 for the year ended December 31, 2010, including $11,000 of non-cash stock-based compensation. This decrease resulted primarily from a decrease in the revenues.

Research and development expense, net. Research and development expenses were $3.4 million for the year ended December 31, 2011, including $181,000 of non-cash stock-based compensation, as compared to $5.7million for the year ended December 31, 2010, including $231,000 of non-cash stock-based compensation. Research and development expenses for the year ended December 31, 2011 have been reduced significantly compared to 2010. This decrease resulted primarily from our restructuring efforts in October 2010 and during 2011.

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation and from the Chief Scientist of Israel's Ministry of Industry, Trade and Labor for funding approved research and development projects are presented as a reduction from the research and development expenses (see also Note 9.l in the financial statements). The Company received grants in an amount of $ 206,000 and $ 0, in the years 2011 and 2010, respectively.

Marketing and business development expenses. Marketing and business development expenses were $2.6 million for the year ended December 31, 2011, including $266,000 of non-cash stock-based compensation, as compared to $4.9 million for the year ended December 31, 2010, including $272,000 of non-cash stock-based compensation. This decrease resulted primarily from our restructuring efforts in October 2010 and during 2011.

General and administrative expenses. General and administrative expenses were $2.5 million for the year ended December 31, 2011, including $138,000 of non-cash stock-based compensation, as compared to $2.4 million for the year ended December 31, 2010, including $243,000 of non-cash stock-based compensation. This decrease resulted primarily from our restructuring efforts in October 2010 and during 2011.

Other operating expenses related to the settlement with Prometheus. Other operating expenses related to the settlement with Prometheus were $0 for the year ended December 31, 2011, as compared to $554,000 for the year ended December 31, 2010. These expenses in 2010 reflect the fair value of certain payments due to Prometheus pursuant to the settlement agreement, net of the $1,700,000 deferred revenues and the development fund recognized.

Financial expenses (income), net. Net financial income was $1.4 million for the year ended December 31, 2011, as compared to net financial income of $1 million for the year ended December 31, 2010. Financial income in 2011 included $1.6 million for revaluation of warrants this was offset by $251,000 expenses related to issuance cost derived from warrants related to share purchase agreements.

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

Cost of revenues. Cost of revenues were $628,000 for the year ended December 31, 2010, including $11,000 of non-cash stock-based compensation, as compared to $339,000 for the year ended December 31, 2009, including $0 of non-cash stock-based compensation. This increase resulted primarily from an increase in the activities of our CLIA-certified laboratory, due to increased sales.

Research and development expense, net. Research and development expenses were $5.7 million for the year ended December 31, 2010, including $213,000 of non-cash stock-based compensation, as compared to $6.6 million for the year ended December 31, 2009, including $321,000 of non-cash stock-based compensation.

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation and from the Chief Scientist of Israel's Ministry of Industry, Trade and Labor for funding approved research and development projects are presented as a reduction from the research and development expenses (see also Note 9.l in the financial statements). The Company received grants in an amount of $ 0 and $ 297, in the years 2010 and 2009, respectively.

Marketing and business development expenses. Marketing and business development expenses were $4.9 million for the year ended December 31, 2010, including $272,000 of non-cash stock-based compensation, as compared to $4.5 million for the year ended December 31, 2009, including $584,000 of non-cash stock-based compensation. This increase resulted primarily from an increase in legal expenses related to certain commercial agreements.

General and administrative expenses. General and administrative expenses were $2.4 million for the year ended December 31, 2010, including $242,000 of noncash stock-based compensation, as compared to $3.6 million for the year ended December 31, 2009, including $519,000 of non-cash stock-based compensation. This decrease resulted primarily from a decrease in expenses related to professional fees.

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

Years Ended December 31, 2011, 2010, and 2009 - Discontinuing Operations

According to ASC 360, "Property, Plant, and Equipment" / ASC 205, "Presentation of Financial Statements" when a component of an entity, as defined in ASC 360, has been disposed of, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

Since Rosetta Green was consolidated prior to the disposal it met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations loss in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

The sale of Parkway met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

B.   LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future.

We are addressing our liquidity issues by implementing initiatives to allow covering of our anticipated budget deficit for 2012. During 2011 we initiated costs reduction measures that reduced our research and development activities and manpowers. Such initiatives also included monetizing part of our assets, such as our shares in Rosetta Green and fixed assets.

There are no assurances, however, that we will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of our products. These conditions raise substantial doubt about our ability to continue as a “going concern”.

As of December 31, 2011, we had an accumulated deficit of $85 million since inception. We have funded our operations primarily through the proceeds from the sales of our equity securities. Through December 31, 2011, we had received aggregate gross proceeds of approximately $85 million from the sales of our equity securities. As of December 31, 2011, we had cash, cash equivalents, short-term bank deposits and restricted cash of $884 thousand, compared to $2 million as of December 31, 2010. In addition, in January 2012, we have sold a $1.75 million senior secured convertible debenture in a private placement transaction. See “Item 5. Operating and Financial Review and Prospects — Overview”. Based on our current operations, our existing funds, including the proceeds from the January 2012 debt financing, will only be sufficient to fund operations until late May, 2012. We intend to seek funding through collaborative arrangements and public or private equity offerings and debt financings.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities from continuing operations was $10 million in 2011, compared to $14 million in 2010 and $12.2 million in 2009. These amounts were used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. Net cash used in operating activities from discontinued operations in 2011 was $1.2 million, compared to $268 thousand net cash provided by operating activities from discontinued operations in 2010 and $458 thousand in 2009.

Net cash used in investing activities. Net cash provided by (used in) investing activities from continuing operations was $1.2 million in 2011, compared to net cash provided by (used in) investing activities of $6.2 million in 2010 and net cash provided by (used in) investing activities of $5.1 million in 2009. Net cash used in investing activities in 2011 is primarily from the sales net of purchase of property and equipment and the sale of Rosetta Green shares. Net cash provided by investing activities in 2010 is primarily from the decrease in bank deposits and restricted cash and sales net of purchases of marketable securities, net of purchase of property and equipment. Net cash used in investing activities in 2009 is primarily from the purchase of marketable securities. Net cash used in investing activities from discontinued operations in 2011 was $3.7 million compared to $15,000 in 2010 and $12,000 in 2009.

Net cash provided by financing activities. Net cash provided by financing activities from continuing operations was $9.6 million in 2011, compared to $7 million in 2010 and $6.4 million in 2009. In 2011, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares and warrants. In 2010, net cash provided from financing activities consisted primarily of proceeds from the issuance of shares. In 2009, net cash provided from financing activities consisted primarily from proceeds from the issuance of shares and the issuance of a convertible loan. Net cash provided by financing activities from discontinued operations in 2011 was $2.2 million compared to $0 in 2010 and $24,000 in 2009.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, we expect to incur significant research and development expenses, marketing and business development expenses and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, cash equivalents (including the net proceeds from the sale of the Rosetta Green shares in December 2011, and the sale of the Debenture in January 2012), short term bank deposits and marketable securities, and funding we expect to receive under our current collaboration and license agreements will be sufficient to fund our operations only until late May, 2012. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

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

We will require substantial additional funding and expect to augment our cash balance through financing transactions, including the issuance of debt or equity securities and further strategic collaborations. On November 12, 2009, we filed a shelf registration statement on Form F-3 with the SEC for the issuance of ordinary shares, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, with a total value of up to $75 million, from time to time at prices and on terms to be determined at the time of such offerings. The filing was declared effective on November 24, 2009. After taking into account the ordinary shares and warrants we issued in the 2010 registered offering and the ordinary shares and warrants we issued in the 2011 registered offering, we have approximately $61.3 million of securities remaining available for sale under our effective shelf registration statement, although we may be limited by the rules and regulations of the SEC and the NASDAQ Stock Market in the amount of securities we may offer under this registration statement. No arrangements have been entered into for any future financing, and there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate certain research and development programs;

•	obtain funds through arrangements with collaborators or others on terms unfavorable to us or that may require us to relinquish rights to certain technologies or products that we might otherwise seek to develop or commercialize independently;

•	monetizing certain of our assets; and

•	pursue merger or acquisition strategies; or

•	seek protection under the bankruptcy laws of Israel and the United States.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $3.4 million, $5.7 million and $6.6 million, in the years ended December 31, 2011, 2010 and 2009, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D.   TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E.   OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2011. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

(In thousands)	Total	2012	2013	2014	2015	2016	Thereafter
Operating and capital lease obligations	$893	$575	$318	$-	$-	$-	$-
Other long-term liabilities	$2,470	$578	$158	$158	$158	$158	$1,680

Under our license agreements as of December 31, 2011, we are obligated to pay an aggregate amount of approximately $158,000 annually after 2016 and until 2022, $100,000 annually after 2022 and until 2029 and $10,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2016 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

The above table does not include obligations for accrued severance pay, which as of December 31, 2011 was $159,000, of which $133,000 was funded through deposits into severance pay funds, leaving a net obligation of $26,000.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our corporate and executive officers and directors:

Name	Age	Position
Kenneth A. Berlin	47	Chief Executive Officer and President
Ranit Aharonov, Ph.D.	42	Executive Vice President, R&D, Head of Computational Biology
Tomer Assis, CPA	40	Interim Vice President, Chief Financial Officer
Oded Biran	33	General Counsel
Brian Markison (3)	52	Chairman of the Board of Directors
Dr. David Sidransky, M.D. (1)	51	Director
Joshua Rosensweig, Ph.D.	59	Director
Gerald Dogon (1)(2)(3)	72	External Director
Tali Yaron-Eldar (1)(2)	48	External Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
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

Ranit Aharonov, Ph.D. has served as our Executive Vice President, R&D, Head of Computational Biology since February 2008. Dr. Aharonov joined us in March 2003 and previously held other positions, including Executive Vice President of Intellectual Property and Computational Biology, Vice President of Research and Product Strategy, Vice President, Research and Director, Algorithms. Prior to joining us, from October 1998 until September 2002, Dr. Aharonov taught Neural Computation-related courses at the Hebrew University of Jerusalem. She is the author of 14 papers published in peer reviewed journals and the co-author of eight patents and 21 patent applications, and was an adjunct lecturer in Neural Network Theory and Applications at the Brain Science Institute of Bar-Ilan University. Dr. Aharonov earned her Ph.D. in Neural Computation from the Hebrew University in Jerusalem.

Tomer Assis, CPA (Israel) has served as our Interim Chief Financial Officer since November 2011. Mr. Assis is self-employed and provides CFO and Business services to his customers and also the VP Finance at BackWeb Technologies Ltd. since February 2008. Mr. Assis has over 10 years of International business and finance management experience. Prior to joining BackWeb, Mr. Assis served as Director of Finance at CellNet Solutions Ltd., and Internationl Controller for Check Point Technologies Ltd. Mr. Assis also served as Controller of the Israeli subsidiaries at M+W Zander Group and worked with the accounting firms, Ernst & Young and Grant Thornton in Israel. Mr. Assis is a Certified Public Accountant in Israel and holds a B.A. in Business Administration, Accounting and Finance from The College of Management in Israel.

Oded Biran has served as our General Counsel since November 2011. Mr. Biran was an independent attorney between the years 2010-2011, after previously working for us as legal counsel between June and November 2010. Prior to that, Mr. Biran was an associate in the law offices of Sharon Raviv and Co., a boutique law firm specializing in technology and communications, between December 2009 and June 2010. During the years of 2008 and 2009, Mr. Biran was an associate in Raved Magriso, Benkel, Lahav and Co.’s, where he practiced in the corporate and securities department, specializing in corporate, technology, IP and complex mergers and acquisitions transactions. During 2006-2007, Mr. Biran was an associate at Gabriel Reubinoff and Co.’s Tel Aviv office where he co-headed the firm’s class action department. Mr. Biran holds a L.L.B degree from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

Brian Markison has served as a member of our board of directors since March 2011. Mr. Markison was appointed by our board of directors to fill the vacancy created by the resignation of Mr. Berlin. Mr. Markison’s appointment was approved by the general meeting dated July 6, 2011. After the resignation of Mr. Yoav Chelouche as chairman of the board of directors on April 12, 2011, Mr. Markison was appointed as chairman of the board. Mr. Markison is President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc., since July 2011. Previously, he had been with King Pharmaceuticals since 2004 and led the company through its acquisition by Pfizer for $3.6 billion in 2010. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc. and PharmAthene Inc.. He also serves on the board of directors for the Komen Foundation and on the Board of Trustees for the Pennington School. Mr. Markison received a B.S. from Iona College in New Rochelle, New York.

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

Gerald Dogon has served as a member of our board of directors since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as a member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. Mr. Dogon has also served as a member of the board of directors of Fundtech Ltd. and was a member of its audit and nominating committees. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a member of its board of directors. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

Tali Yaron-Eldar has served as a member of our board of directors since February 2007. Since March 2007, Ms. Yaron-Eldar has been a partner with the law firm of Tadmor & Co.   From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. From January 2004 to January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

B.  COMPENSATION

Executive Officers' Remuneration

The aggregate direct compensation we paid to our corporate and executive officers as a group (six persons as of the year ended December 31, 2011) was approximately $694,000 of which approximately $63,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits . These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2011, we paid bonuses to three of our executive officer in an aggregate amount of $183,000 for performance during 2010 and $86,000 for the year 2011. As of the filing of this Annual Report on Form 20-F, bonuses for 2011 in the amount of $85,000 had been paid to one executive officer. Other employee's bonuses had not yet been determined or awarded. During 2011, we granted to our executive officers:

•	options to purchase an aggregate amount of 75,000 ordinary shares, at an exercise price of $1.08 per share with an expiration date of July 6, 2021, of which none were vested as of December 31, 2011;

•	options to purchase 100,000 ordinary shares, at an exercise price of $0.45 per share with an expiration date of November 14, 2021, of which none were vested as of December 31, 2011; and

•	options to purchase an aggregate amount 24,000 ordinary shares, at an exercise price of $0.27 per share with an expiration date of November 30, 2021, of which 12,000 were vested as of December 31, 2011.

In addition, in April 11, 2011, we re-priced the exercise price of an option to purchase 125,000 ordinary shares granted in 2009 to one executive officer, from an exercise price of $8.20 per share to an exercise price of $1.96 per share.

Directors' Remuneration

Under the directors' compensation package approved by our board of directors and shareholders (at its meeting held on July 12, 2006), as of our initial public offering, (i) each member of the board of directors, apart from our former Chairman, Yoav Chelouche, is entitled to receive an annual fee of $10,000, payable in equal quarterly installments (ii) each member of our board of directors, other than the external directors, who serve on board committees receives an additional annual fee of $10,000, payable in equal quarterly installments. In addition, On May 26, 2011, the Company's board of directors approved, subject to shareholders’ approval which occurred on July 6, 2011, to grant to the new Chairman, Mr. Brian Markison, options to purchase up to 75,000 ordinary shares, at an exercise price of $1.08 per share, vesting over a period of 3 years, with an expiration date of July 6, 2021.

At the annual shareholders meeting held on December 22, 2009, our shareholders resolved to amend our agreement with Mr. Chelouche pursuant to which he serves as Chairman of our board of directors, to denominate Mr. Chelouche’s monthly compensation in new Israeli Shekels, and to set the amount at NIS 32,600, (which is equal to $7,000 times 4.66, which was the NIS/dollar exchange rate on July 12, 2006, the day of the initial shareholder approval of the chairmanship agreement). Mr. Chelouche resigned from the board in April 2011, and received a total of $69,000 in 2011.

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

We paid an aggregate of $87,000 in direct compensation to our directors other than our former Chairman, Yoav Chelouche, for their services as directors for the year ended December 31, 2011.

As of December 31, 2011, there were outstanding options to purchase 475,186 ordinary shares that were granted to our nine directors and officers, at a weighted average exercise price of $4.35 per share.

C.  BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as external directors, independent directors, the audit committee, independent auditor and the internal auditor. These matters are in addition to the requirements of The NASDAQ Capital Market and other relevant provisions of U.S. securities laws. Under The NASDAQ Capital Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, NASDAQ Capital Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our committees. In addition, under the Companies Law, we are required to appoint at least two external directors. Gerald Dogon and Tali Yaron-Eldar were appointed as our external directors, each of whom is also independent under the rules of The NASDAQ Capital Market. Mr. Dogon and Ms. Yaron-Eldar were re-elected as external directors by a general meeting on July 14, 2010, and their current terms expire on July 13, 2013.

Board of Directors

Our board of directors currently consists of five directors, including two external directors. Our directors, apart from the external directors, are elected at an annual meeting or an extraordinary meeting, as stated in our Articles of Association (the “Articles”) by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. The Articles provide that we may have no less than two and no more than 11 directors.

In accordance with our Articles, our board of directors, apart from our external directors, is divided into three classes of directors, with one class being elected each year for a term of approximately three years. At each annual general meeting of shareholders, the successors to directors whose term then expires will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following election. Our directors are divided among the three classes as follows:

•	the Class I director is Brian A. Markison, and his term expires at the annual general meeting of shareholders to be held in 2014;

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2012; and

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2012; and

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

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were re-elected on July 14, 2010 for three-year terms, and their current terms expire on July 13, 2013. See “— External Directors” below.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our Articles provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the consent of the board of directors) and may cancel such appointment. Unless the appointing director limits such appointment to a specified period of time or restricts it to a specified meeting or action of the board of directors, or otherwise restricts its scope, the appointment shall be for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternate directors have been appointed. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances, which are not relevant to our company. An alternate director has the same responsibilities as a director. Under the Companies Law, external directors cannot generally appoint alternate directors and a person who is not qualified to be appointed as an independent director may not be appointed as an alternate to an independent director.

External Directors

Qualifications of External Directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The NASDAQ Capital Market, are required to appoint at least two natural persons as "external directors". We have appointed Gerald Dogon and Tali Yaron-Eldar, who qualify as external directors under the Companies Law. Our external directors were re-elected on July 14, 2010. The Companies Law provides that no person may be appointed as an external director if such person is a controlling shareholder or a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation with the company to whose board such external director is proposed to be appointed or any other entity (which its controlling shareholder, on or within the two years preceding the date of such person’s appointment, is the said company or which its controlling shareholder),, with any controlling shareholder of the company, with a relative of such controlling shareholder, at the date of appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company's voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer, the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

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

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s duties as a director or may interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described above, even if such affiliation is not on a regular basis, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors, who are not controlling shareholders of such company or their relatives, are of the same gender, the external director to be elected must be of the other gender.

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

The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s external public accountant’s duties and obligations; and (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

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

Following termination of service as an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of an entity controlled by a controlling shareholder of such public company, not employing such person and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives besides spouse or child of the former external director.

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

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors cannot include any person who is not a director, and is required to include at least one external director. The audit committee must consist of at least three members, is required to include all of the external directors, and most of its members must be independent directors, as defined below.

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

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business, including by consulting with the internal auditor or with the independent auditor, and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (c) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (d) reviewing the internal auditor's work program; (e) examining the company's internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the independent auditor's scope of work as well as the independent auditor's fees and to provide the corporate organ responsible for determining the independent auditor's fees with its recommendations; and (g) the audit committee will also be responsible for providing for arrangements as to the manner in which the Company will deal with employee complaints with respect to deficiencies in the administration of the Company’s business and the protection to be provided to such employees.

Our written audit committee charter, a copy of which is available on the “Corporate Governance” section of our website, states that in fulfilling its role, the committee is entitled to meet with our management, our internal auditor and our independent auditor.

Mr. Gerald Dogon, Ms. Tali Yaron-Eldar and Dr. David Sidransky are the current members of our audit committee. Each of these persons is an ‘independent director’ in accordance with the NASDAQ listing standards and, except for Dr. Sidransky, qualifies as an independent director under the Companies Law.

Compensation Committee

Our compensation committee reviews and provides our board of directors with recommendations relating to compensation and benefits of our officers and key employees and assists the board of directors with establishing, overseeing and/or administering incentive compensation and equity based plans. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the board of directors the Chief Executive Officer's compensation based on such evaluations, subject to additional approvals, to the extent required pursuant to the Companies Law. The compensation committee also reviews and makes recommendations for approvals to the board of directors, subject to additional approvals, to the extent required pursuant to the Companies Law, with respect to the compensation of directors, executive officers other than the Chief Executive Officer and key employees. The compensation committee operates under a written compensation committee charter, a copy of which is available on the “Corporate Governance” section of our website. Under the Companies Law, the Compensation Committee may need to seek the approval of our audit committee, our board of directors and the shareholders for certain compensation decisions. Pursuant to Israeli law, a compensation committee that meets all of the requirements applicable to audit committees may approve, prior to approval by the board of directors, any arrangement between a company and an office holder who is not a director as to such office holders’ terms of office and employment, including, a grant of exemption, indemnification and insurance, that otherwise would have required approval of the audit committee. The members of our compensation committee are Dr. David Sidransky, Tali Yaron Eldar and Gerald Dogon.

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

 Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor recommended by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfend as our internal auditor.  The role of the internal auditor is to examine, among other things, whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or anyone on his behalf. An interested party is defined in the Companies Law as a holder of 5% or more of the Company's outstanding shares or voting rights, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her the opportunity to present his or her case to the board and to the audit committee. On the 6th of October 2011, we informed the internal auditor to stay a portion of their audit plan for 2011. We are now in the process of formulating a work-plan for the internal auditors for the year of 2012.

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

D.  EMPLOYEES

As of December 31, 2011 we had 22 employees. As of December 31, 2010, we had 54 employees who worked a four-day work week. As of December 31, 2009, we had 72 full-time employees. Of the 22 employees as of December 31, 2011, 15 were engaged in research and development and in our CLIA lab activities and 7 were engaged in management, administration, business development, marketing and finance. 7 employees were located in the United States and 15 were located in Israel.

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

E.  SHARE OWNERSHIP

The following table sets forth, as of March 1, 2012, the number of our ordinary shares beneficially owned by (i) each of our directors and corporate and executive officers and (ii) our current directors and corporate and executive officers as a group. The information in this table is based on 10,519,530 ordinary shares outstanding as of March 1, 2012. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2012 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kenneth A. Berlin (1)	207,917	1.94%
Ranit Aharonov, Ph.D. (2)	31,529	*
Oded Biran	0	*
Tomer Assis	0	*
Brian Markison (3)	0	-
Dr. David Sidransky (4)	6,126	*
Joshua Rosensweig (5)	39,463	*
Gerald Dogon (6)	3,171	*
Tali Yaron-Eldar (7)	3,171	*
Current directors and executive officers as a group (9 persons) (8)	291,377	2.71%

_______________

*	Represents beneficial ownership of less than 1% of ordinary shares.

(1)	Consists of (i) 16,250 ordinary shares, which were granted to Mr. Berlin upon the start of his employment with us, and (ii) options currently exercisable or exercisable within 60 days of March 1, 2012 to purchase 100,000 ordinary shares (which have an exercise price of $8.20 per share and expire in November 2019), and 91,667 ordinary shares (which have an exercise price of $1.96 per share and expire in November 2019). Does not include the following options that become exercisable after April 30, 2012: (i) options to purchase 25,001 shares (which have an exercise price of $8.20 per share and expire in November 2019) (ii) 33,334 ordinary shares (which have an exercise price of $1.96 per share and expire in November 2019) (iii) 100,000 ordinary shares (which have an exercise price of $0.45 per share and expire in November 2021).

(2)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2012 to purchase 4,648 ordinary shares (which have an exercise price of $13.99 per share and expire in January 2016), 7,381 ordinary shares (which have an exercise price of $16.64 per share and expire in June 2018), 7,500 ordinary shares (which have an exercise price of $5.60 per share and expire in October 2020) and 12,000 ordinary shares (which have an exercise price of $0.27 per share and expire in November 2021). Does not include the following options that become exercisable after April 30, 2012: options to purchase 494 ordinary shares (which have an exercise price of $16.64 per share and expire in June 2018).

(3)	Does not include the following options that become exercisable after April 30, 2012: options to purchase 75,000 shares (which have an exercise price of $1.08 per share and expire in July 2021).

(4)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2012 to purchase 3,750 ordinary shares (which have an exercise price of $22.80 per share and expire in January 2018) and 2,376 ordinary shares (which have an exercise price of $6.60 per share and expire in December 2019). Does not include the following options that become exercisable after April 30, 2012: options to purchase 795 shares (which have an exercise price of $6.6 per share and expire in December 2019).

(5)	Consists of (i) 34,565 ordinary shares held by Dr. Rosensweig and (ii) options currently exercisable or exercisable within 60 days of March 1, 2012 to purchase 1,727 ordinary shares (which have an exercise price of $13.99 per share and expire in July 2016) and 3,171 ordinary shares (which have an exercise price of $24.58 per share and expire in July 2016).

(6)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2012 to purchase 3,171 ordinary shares (which have an exercise price of $35.20 per share and expire in March 2017).

(7)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2012 to purchase 3,171 ordinary shares (which have an exercise price of $35.20 per share and expire in March 2017).

(8)	See notes 1 through 7 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 80,443 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of March 1, 2012, options to purchase 27,631 ordinary shares have been granted and are still outstanding under the 2003 Plan and 93,064 shares have been issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 125,000 shares under the 2006 Plan. In December 2009, our shareholders approved an additional 375,000 shares under the 2006 plan.  As of March 1, 2012, there were 160,500 shares available for grant under the 2006 Plan, 21,791 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 551,721 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its appendices for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and office holders and those of our subsidiaries and affiliates.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table sets forth, as of March 1, 2012, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information in this table is based on 10,519,530 ordinary shares outstanding as of March 1, 2012. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2012 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Perkins Capital Management, Inc.(1)	1,056,375	9.3%

___________________

(1)	Based solely on a Schedule 13G filed by Perkins Capital Management, Inc. with the SEC on February 8, 2012. Consists of 189,875 ordinary shares and warrants to purchase up to 866,500 ordinary shares. Perkins has sole voting power with respect to 121,125 of the shares and sole dispositive power with respect to all 1,056,375 shares. Perkins’ address is 730 East Lake Street, Wayzata, MN 55391.

Our ordinary shares are traded on the NASDAQ Capital Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major shareholders:

Name of Beneficial Owner	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2010	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2011	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2012
Isaac Bentwich, M.D.	9.3%	4.9%	3.1%
Prometheus Laboratories Inc. (1)	11.9%	6.3%	-
Far West Capital Management (2)	9.8%	-	-
Becker Drapkin Management (3)	-	9.7%	2.9%
Perkins Capital Management, Inc. (4)	-	-	9.3%

___________________

*	Less than one percent.
(1)	Percentage of outstanding shares owned as of March 1, 2010 is based solely on a Schedule 13G filed with the SEC on May 4, 2009. Percentage of outstanding shares owned as of March 1, 2011 is based solely on a Schedule 13G filed with the SEC on February 14, 2011.
(2)	Percentage of outstanding shares owned as of March 1, 2010 consists of (i) 1,343,014 ordinary shares reported as beneficially owned as of December 31, 2009 in a Schedule 13G filed by Far West Capital Management with the SEC on February 10, 2010 and (ii) 294,116 ordinary shares purchased in the 2010 registered direct offering.
(3)	Percentage of outstanding shares owned as of March 1, 2011 is based solely on a Schedule 13G filed with the SEC on February 24, 2011. Percentage of outstanding shares owned as of March 1, 2012 is based solely on a Schedule 13G filed with the SEC on February 10, 2012.
(4)	Percentage of outstanding shares owned as of March 1, 2012 is based solely on a Schedule 13G filed with the SEC on February 8, 2012.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of March 1, 2012, our officers and directors as a group beneficially owned 291,377 ordinary shares, or 2.71% of the then outstanding ordinary shares.

B.  RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these related party transactions entered into since January 1, 2011 below:

Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd.

On December 24, 2008, we entered into an Exclusive Testing and Administrative Services Agreement with Teva Pharmaceutical Industries Ltd., as amended on January 17, 2011, pursuant to which Teva has the non-exclusive right to distribute our current diagnostic tests in Turkey and Israel. Prof. Moshe Many, M.D., Ph.D., a former director who resigned in May 2011, is the vice chairman of Teva Pharmaceutical Industries board of directors and has served as Chairman of the Research and Development Committee of Teva’s board of directors since 1991. In 2011, we received $40,000 under this agreement.

Exculpation, Indemnification and Insurance

Our Articles permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on or incurred by him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) either (A) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, (B) if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or with respect to monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our directors and officers are currently covered by a directors’ and officers’ liability policy and our General Counsel is currently covered by a legal professional liability policy. We have also resolved to provide directors and certain other office holders with indemnification from any liability for damages caused as a result of a breach of duty of care and to provide such directors and other office holders with an exemption, to the fullest extent permitted by law, all in accordance with and pursuant to the terms set forth in our standard indemnification undertaking.

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

Legal Proceedings

On April 10, 2009, we entered into a license and collaboration agreement (the “License Agreement”) with Prometheus Laboratories Inc., under which we agreed to exclusively license and sublicense to Prometheus certain rights related to our microRNA-based cancer diagnostic tests. We also agreed to collaborate with Prometheus in order to further develop the cancer diagnostic tests and to develop two new microRNA-based gastroenterology tests. On May 10, 2010, Prometheus initiated arbitration proceedings under the License Agreement in the International Court of Arbitration to resolve a dispute relating to the scope and funding of the development plan for the development program set forth in the License Agreement.  On June 28, 2010, we responded to Prometheus’ arbitration demand and filed counterclaims in the arbitration proceeding.  On November 22, 2010, we and Prometheus entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) to resolve the various disputes between the parties relating to the License Agreement, the Laboratory Services Agreement, dated April 10, 2009 (the “Services Agreement”), and the Stock Purchase Agreement, dated April 10, 2009 (the “Stock Purchase Agreement”), including all claims relating to the arbitration proceeding.  The material terms of the Settlement Agreement are as follows:

•	The License Agreement and all licenses and commercialization rights granted thereunder, were terminated with the exception of the following sections, which survived termination: Sections 4.8 (Withholding Taxes), 6.1 (Confidentiality), 8 (Indemnification), 10 (Limitation of Liability), 11.2 (Arbitration – which has been amended to delete the reference to Section 11.1), 11.4 (Governing Law), 12.6 (Relationship of the Parties), 12.7 (Injunctive Relief), and 12.8 (Notices).

•	The Services Agreement was terminated with the exception of the following sections, which survived termination: 4.2 (Records), 6 (Privacy; Confidentiality), 9 (Indemnities), 10 (Ownership), 11 (Insurance), 13 (Exclusions of Liability; Dispute Resolution), 14.1 (Notices), 14.2 (Independent Contractors), 14.3 (Assignment; Headings), and 14.8 (Governing Law; Counterparts).

•	The Purchase Agreement was amended as follows: (a) Prometheus’ rights under Sections 5.1 (Information and Inspection Rights), 5.2 (Pre-Emptive Rights), 5.3 (Board Observer Rights) and 5.10 (Tax Matters) have been terminated; and (b) the reference in Section 7.1(d)(i)(A) to “the second anniversary of the Closing Date” was changed to “May 1, 2012.”

•	In consideration of the termination of the licenses and the return of the commercialization rights under the License Agreement, we agreed to pay Prometheus $3.1 million as follows: (a) $1.2 million to be paid on December 2, 2010, (b) $500,000 to be paid on or before February 28, 2011, (c) $650,000 to be paid on or before November 22, 2011, and (d) $750,000 to be paid on or before May 22, 2012. Rosetta granted Prometheus a non-interest bearing note with respect to the $500,000 payment due on or before February 28, 2011 and a note bearing interest at 12% per year with respect to the $650,000 payment due on or before November, 22, 2011 and the $750,000 payment due on or before May 22, 2012. We paid the $1.2 million payment due December 2, 2010 and the $500,000 payment due on or before February 2011 in a timely manner. However, we defaulted on the $650,000 payment due on November 22, 2011, but cured the default by paying $650,000 principal payment, plus accrued and unpaid interest within five business days of November 22, 2011. See also “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

•	Each of the parties agreed to mutually release and discharge all claims which were made or could have been made in the arbitration proceeding, under the License Agreement, the Services Agreement and the Purchase Agreement, up to the date of the Settlement Agreement, and have dismissed the arbitration with prejudice.

See also Note 9.m to our consolidated financial statements beginning on page F-1.

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

B.  SIGNIFICANT CHANGES

See “Note 14.  Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2011.

ITEM 9. THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

Our ordinary shares began trading on The NASDAQ Global Market on February 27, 2007 under the symbol “ROSG.” On June 30, 2010, we transferred the listing of our ordinary shares from The NASDAQ Global Market to The NASDAQ Capital Market. Prior to February 27, 2007, there was no established public trading market for our ordinary shares. The high and low sales prices per share of our ordinary shares for the periods indicated are set forth below.  This information reflects the 1-for-4 reverse stock split effected on July 6, 2011.

Year Ended	High	Low
December 31, 2007	$8.94	$4.75
December 31, 2008	$25.00	$4.32
December 31, 2009	$15.20	$4.72
December 31, 2010	$13.92	$3.60
December 31, 2011	$4.12	$0.13

Quarter Ended	High	Low
March 31, 2010	$13.92	$6.36
June 30, 2010	$9.56	$6.20
September 30, 2010	$6.90	$3.72
December 31, 2010	$7.08	$3.60
March 31, 2011	$4.12	$2.00
June 30, 2011	$2.20	$0.80
September 30, 2011	$2.43	$0.91
December 31, 2011	$1.37	$0.13
March 31, 2012	$0.75	$0.16

Month Ended	High	Low
October 31, 2011	$1.37	$0.69
November 30, 2011	$0.74	$0.20
December 31, 2011	$0.34	$0.13
January 31, 2012	$0.75	$0.16
February 29, 2012	$0.49	$0.30
March 31, 2012	$0.64	$0.25

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

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the standard of skills with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information regarding the business advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

—	all other information of importance pertaining to the aforesaid actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company and includes a duty to:

—	refrain from any act involving a conflict of interest between the fulfillment of his or her role in the company and the fulfillment of any other role or his or her personal affairs;

—	refrain from any activity that is competitive with the business of the company;

—	refrain from exploiting any business opportunity of the company with the aim of obtaining a personal gain for himself or herself or others; and

—	disclose to the company all information and provide it with all documents relating to the company’s affairs which the office holder has obtained due to his position in the company.

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

Transactions Requiring Special Approval

Under the Companies Law, an extraordinary transaction is a transaction:

—	not in the ordinary course of business of the company;

—	not on market terms; or

—	likely to have a material impact on the company’s profitability, assets or liabilities.

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

Under the Companies Law, extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement between a public company and a controlling shareholder thereof or such controlling shareholder's relative, whether directly or indirectly, including through a company controlled by such person with respect to the provision of services to the company, and if such person is also an office holder of such company - with respect to such person's terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder with respect to such person's employment by the company, generally requires the approval of the audit committee, the board of directors and the shareholders of the company. such shareholder approval is required, it must satisfy either of the following criteria:

—	the majority of the votes for the approval includes the votes of at least a majority of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

—	the total number of votes against the approval of the transaction, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 2% of the aggregate voting rights in the company.

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

Under the Companies Law, each and every shareholder has a duty to act in good faith and in customary manner in exercising his or her rights and fulfilling his or her obligations towards the company in which he or she holds shares and other shareholders, and refrain from abusing his or her power in the company, including in voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of our authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

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

Notwithstanding the above, Israeli antitrust laws require that certain mergers be announced and receive approval of the Israeli Antitrust authority.

C.  MATERIAL CONTRACTS

Please see “Item 4. Information on the Company — B. Business Overview — Our Intellectual Property Strategy and Position — In-Licensed Intellectual Property for a discussion of our material strategic alliances and research and license agreements. Please see “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions” for a discussion of other material contracts entered into other than in the ordinary course of business.

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

Taxation of Companies

General Corporate Tax Structure

Generally, in 2011, Israeli companies were subject to a corporate tax at the rate of 24% of their taxable income for such year. The corporate tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes). 2011, or the Tax Burden Law, was published by the Government of Israel. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% from 2012 and onwards. However, the effective tax rate payable by a company which derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (each, as defined and as further discussed below) may be considerably less.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for R&D expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period. The OCS has approved some of our research and development programs and we have been able to deduct, for tax purposes, a portion of our research and development expenses net of the grants received. Other research and development expenses that are not approved may be deducted for tax purposes in 3 equal installments during a 3-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, or the “Industry Encouragement Law”, provides several tax benefits for “Industrial Companies”. Under the law, an “Industrial Company” is defined as a company resident in Israel, which at least 90% of its income in any given tax year determined in Israeli currency exclusive of income from government loans, capital gains, interest and dividends, is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year, is industrial production activity. Under the Industry Encouragement Law, Industrial Companies are entitled to certain tax benefits, including:

Deduction of purchases of know - how and patents , over an eight-year period for tax;

Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies and;

Deduction over a a three year period of expenses involved with the issuance and listing of shares on a stock market.

Under some tax laws and regulations, an Industrial Enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An Industrial Company owning an Approved Enterprise a Privileged Enterprise or Preferred Enterprise may choose between these special depreciation rates and the depreciation rates available to the Approved Enterprise Privileged Enterprise or Preferred Enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an industrial company within the definition under the Law for the Encouragement of Industry. No assurance can be given that we will continue to qualify as an industrial company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy with high inflation rates. Under the Inflationary Adjustments Law, taxable results of Israeli companies through, and including, the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli consumer price index, or CPI. Subject to certain transitional provisions, the Inflationary Adjustments Law was repealed as of January 1, 2008.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that the company must make an investment which meets all the conditions set out in the 2005 Amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a “Benefiting Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefiting Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefiting Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefiting Enterprise is required to exceed a certain amount or certain percentage of the value of the company’s production assets before the expansion.

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

2011 Tax Amendment

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

As of December 31, 2011, we did not generate income under any of the above mentioned laws.

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

Israeli Taxation Considerations for Our Shareholders

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our common shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our common shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of common shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Tax Consequences Regarding Disposition of Our Common Shares

Overview

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between the “Real Capital Gain” and the “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Shareholders

Israeli Resident Individuals. Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%. However, if such a shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income.

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, recent changes in the law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% as of 2012) or, if derived by an individual, at the rate of 20% (25% as of 2012), or 25% (30% as of 2012), if generated from an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate for an individual).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our common shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our common shares, at the rate of 20% (25% as of 2012, so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividend on our common shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

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

Dividends

A U.S. holder will be required to take into account as dividends any distributions with respect to our ordinary shares made out of our current or accumulated earnings and profits. The dividends received deduction will not be available to a U.S. holder that is taxed as a corporation. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations or dividends taxed as “excess distributions” as described under “Passive Foreign Investment Company” below), qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains, if certain holding period and other conditions are satisfied, through December 31, 2012, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. Dividends will generally be from a non-U.S. source and treated as “passive income” for U.S. foreign tax credit purposes.

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

Disposition of Ordinary Shares

In general, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Subject to certain exceptions (including but not limited to those described under “Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 15% through December 31, 2012, after which the maximum capital gains rate is scheduled to return to 20%. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the U.S.-Israel Tax Treaty. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

Passive Foreign Investment Company

We believe that we were a “passive foreign investment company,” or PFIC, for the years ended December 31, 2003, 2006, 2007, 2010, and 2011 (the “PFIC Years”). We nevertheless recognize that there are significant areas of uncertainty in the PFIC rules and the IRS may not agree with our belief. We are a PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we are a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. If we qualify as a PFIC at any time during a U.S. holder’s holding period of our ordinary shares, any subsequent distributions to, or disposition of the shares by, the U.S. holder will be subject to the excess distribution rules (described below), regardless of whether we are a PFIC in the year of distribution or disposition, unless the U.S. holder: (1) made the qualified electing fund (“QEF”) election (described below); (2) made the mark-to-market election (described below); or (3) during a year in which the corporation is no longer a PFIC, elected to recognize all gain inherent in the shares on the last day of the last taxable year in which the corporation was a PFIC. If a U.S. holder holds our ordinary shares in a PFIC Year, such ordinary shares will henceforth be considered shares in a PFIC, regardless of whether we meet the PFIC tests in future years, unless the U.S. holder makes a timely QEF or mark-to-market election, or makes the deemed-gain election in a year in which the corporation is no longer a PFIC.

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

Foreign Account Tax Compliance Act

The recently enacted Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% withholding tax on any “withholdable payment” to (i) a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. For this purpose, we expect to be treated as a foreign entity that is not a financial institution.

“Withholdable payments” to us subject to FATCA will include U.S.-source payments otherwise subject to nonresident withholding tax, and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers (in either case to exclude payments made on “obligations” that were outstanding on March 18, 2012). The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The IRS is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.

Under Proposed Treasury Regulations, this withholding will apply to U.S.-source payments otherwise subject to nonresident withholding tax made on or after January 1, 2014 and to the payment of gross proceeds from the sale of any equity or debt instruments of U.S. issuers made on or after January 1, 2015.

We intend to, but provide no assurance that we will, provide information to the U.S. government sufficient to avoid FATCA withholding taxes on payments to us. U.S. holders are urged to consult with their tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

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

The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Actual	At 2008 Exchange rates (1)	Actual	At 2009 Exchange rates (1)	Actual	At 2010 Exchange rates (1)
	(In thousands)
Operating loss	$14,797	$15,794	$13,915	$12,884	$8,777	$8,574

(1) Based on average exchange rates during the period.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The information contained in the Forms 6-K filed with the SEC on November 23, 2011 (File No. 001-33042) and December 1, 2011 (File No. 001-33042; SEC Accession No. 0001144204-11-067917) is incorporated herein by reference. See also “Item 8. Financial Information – Legal Proceedings.”

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Upon completion of our initial public offering in March 2007, all of our outstanding preferred shares and ordinary A shares were converted into ordinary shares. On October 21, 2010, our shareholders approved amendments to our articles of association to (i) increase our authorized share capital by NIS 300,000 and (ii) remove the requirement that notice of general meetings of our shareholders be published in two daily newspapers in Israel. On July 6, 2011, our shareholders approved an increase to our authorized share capital by NIS 216 to NIS 576,000, divided into 57,600,000 ordinary shares with a nominal (par) value of NIS 0.01 each (prior to giving effect to the 1-for-4 reverse stock split effected on July 6, 2011), and the 1-for-4 reverse stock split effected by the consolidation of our authorized share capital into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each, by consolidating every four (4) ordinary shares with a nominal (par) value NIS 0.01 each into one (1) ordinary share with a nominal (par) value of NIS 0.04 each.  Following these actions our registered (authorized) share capital was NIS 576,000 divided into 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each.  On July 6, 2011, our shareholders subsequently approved an increase to our registered (authorized) share capital by NIS 624,000, divided into 15,600,000 ordinary shares, nominal (par) value NIS 0.04 each, so that following such increase, the registered (authorized) share capital was NIS 1,200,000 divided into 30,000,000, ordinary shares nominal (par) value NIS 0.04 each.

The material provisions of our articles of association, as amended, are described under “Item 10. Additional Information — B. Memorandum and Articles of Association.”

Use of Proceeds

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.  DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 20-F to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, or the evaluation date, have concluded that as of the evaluation date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting as discussed below.

B.  MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As a result of its assessment, management identified a material weakness in our internal control over financial reporting as of December 31, 2011. Based on the material weakness identified as described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2011. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. As a result of our assessment, we have identified the following material weakness in our internal control over financial reporting as of December 31, 2011:

•	Lack of management and Audit Committee oversight and evaluation of internal controls over financial reporting. Preparations for the implementation of the internal control and evaluation of the internal controls over financials reporting effectiveness, required under Section 404 of the Sarbanes-Oxley Act of 2002 for the year 2011, were begun later than appropriate. Therefore, we were not able to perform sufficient testing to conclude as to the operating effectiveness of those controls over financial reporting for the year ended December 31, 2011. Furthermore, inadequate resources were allocated for this matter during the year, and the examinations of the effectiveness of controls were made only after the end of the reported year.

Management has implemented remedial measures to address these matters, but these remediation efforts are not yet completed. Such measures include taking actions to further review the design and effectiveness of our internal controls over financial reporting and to perform sufficient testing to determine the operating effectiveness of those controls over financial reporting for the year ended December 31, 2012. We believe that these corrective actions will remediate the internal control deficiency identified, but we will continue to monitor the effectiveness of these actions and will make any other changes or take such other actions as management determines to be appropriate.

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

D.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remedial measures described above, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Gerald Dogon (Chairman), Dr. David Sidransky and Tali Yaron-Eldar, all of whom are independent under the rules and regulations of NASDAQ. Our board of directors has determined that Mr. Dogon qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services  normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2011 and December 31, 2010 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2011	2010
Audit fees (1)	$88,706	$104,000
Audit-related fees	28,000	30,000
Tax fees (2)	15,257	10,000
All other fees (3)	-	-
Total	$131,963	$144,000

(1)	Audit services were comprised of services associated with the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements and registration statements.
(2)	Tax services were comprised of tax compliance, tax advice and tax planning services.
(3)	All other services were comprised of business related consultation.

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

ITEM 16G.  CORPORATE GOVERNANCE

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the rules of The NASDAQ Stock Market. However, pursuant to the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. We have in the past elected to follow home country practice in lieu of certain NASDAQ requirements as follows:

•	NASDAQ rules require that the quorum for meetings of a company’s shareholders be not less than 33 1/3% of the outstanding voting stock of the company. We have, however, chosen to follow home country practice with respect to shareholder meeting quorum and our Articles provide that the quorum required for any meeting of our shareholders shall consist of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of the voting power of our issued share capital.

•	Under NASDAQ’s rules, (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011 and (4) the convertible debt transaction completed in January 2012, would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share. However, we chose to follow our home country practice, which did not require shareholder approval of these offerings.

Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Israeli Law and Our Operations in Israel — Being a foreign private issuer exempts us from certain SEC and NASDAQ requirements.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit

1.1(15)	Amended and Restated Articles of Association.
2.1(1)	Form of Share Certificate for Ordinary Shares.
2.2(1)	Investor Rights Agreement dated April 4, 2006.
2.3(7)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the January 2010 registered direct offering.
2.4(5)	Convertible Note Agreement, dated as of September 24, 2008, by and among Rosetta Genomics Ltd. and the entities identified in the Schedule of Investors thereto and form of Convertible Promissory Notes.
2.5(9)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the December 2010 private placement.
2.6(9)	Form of Series B Warrant issued by Rosetta Genomics Ltd. to the investors in the December 2010 private placement.
2.7(9)	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the investors in the December 2010 private placement.
2.8(10)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the February 2011 private placement.
2.9(10)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors in the February 2011 registered direct offering.
2.10(10)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the placement agent in the February 2011 registered direct offering.
2.11(10)	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the investors in the February 2011 private placement.
2.12(12)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2011 private placement.
2.13(12)	Form of Series B Warrant issued by Rosetta Genomics Ltd. to the investors in the October 2011 private placement.
2.14(12)	Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the investors in the October 2011 private placement.
2.15*	Secured Loan Agreement, dated January 26, 2012, by and between the Rosetta Genomics Ltd. and the investor in the January 2012 debt financing.
2.15.1(14)	Form of $1.75 million senior secured convertible debenture issued on January 27, 2012.
2.15.2*	Security Interest Agreement, dated January 26, 2012, by and between the investor in the January 2012 debt financing.
4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.3(1)	Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).
4.4(3)	Lease, dated December 2, 2007, between 15 Exchange Place Corp. and Rosetta Genomics Inc.
4.5(5)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.
4.6(1)	2003 Israeli Share Option Plan.
4.7(13)	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.8(1)	Form of Director and Officer Indemnification Agreement.
4.9(6)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.10*@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.
4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.
4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.14(5)@	Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd.

4.14.1*	Letter Agreement, dated January 17, 2011, amending the Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd.
4.15(13)	Shareholders Agreement, dated November 25, 2010, by and between Rosetta Genomics Ltd. and Plan B Ventures I LLC.
4.16(13)	Settlement Agreement and Mutual Release, dated November 22, 2010, by and among Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Prometheus Laboratories Inc.
4.16.1(13)	Promissory Note, dated November 22, 2010, by and among Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Prometheus Laboratories Inc.
4.16.2(13)	Promissory Note, dated November 22, 2010, by and among Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Prometheus Laboratories Inc.
4.17(16)	Share Transfer Agreement, dated December 13, 2011, by and between Rosetta Genomics Ltd and the purchasers listed on Exhibit A thereto.
4.18*@	License Agreement, effective as of October 10, 2011, by and between Rosetta Genomics Ltd. and Avatao Biotech.
8.1*	Subsidiaries.
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Form 6-K dated April 2009 (Reg. No. 001-33042), filed with the SEC on April 14, 2009.
(5)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.
(6)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(7)	Incorporated by reference from the Registrant’s Form 6-K dated January 2010 (Reg. No. 001-33042), filed with the SEC on January 14, 2010.
(8)	Incorporated by reference from the Registrant’s Form 6-K/A dated January 2011 (Reg. No. 001-33042), filed with the SEC on January 24, 2011.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.
(10)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.
(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009 (Reg. No. 001-33042), filed with the SEC on March 26, 2010.
(12)	Incorporated by reference from the Registrant’s Form 6-K dated October 2011 (Reg. No. 001-33042), filed with the SEC on October 14, 2011.
(13)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 (Reg. No. 001-33042), filed with the SEC on March 31, 2011.
(14)	Incorporated by reference from the Registrant’s Form 6-K dated January 2012 (Reg. No. 001-33042), filed with the SEC on January 30, 2012.
(15)	Incorporated by reference from the Registrant’s Form 6-K dated July 2011 (Reg. No. 001-33042), filed with the SEC on July 6, 2011.
(16)	Incorporated by reference from the Registrant’s Form 6-K dated December 2011 (Reg. No. 001-33042), filed with the SEC on December 19, 2011.
*	Filed herewith.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: April 2, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President

 ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Deficiency	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ROSETTA GENOMICS LTD.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. ("the Company") and its subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders deficiency and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1d, the Company has incurred recurring operating losses and generated negative cash flows from operating activities in each of the three years in the period ended December 31, 2011. Its ability to continue to operate is dependent upon obtaining additional financial support. These conditions, among other matters described in Note 1d, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2012	A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$735	$2,635
Restricted cash	9a	37	-
Short-term bank deposit	4	112	190
Marketable securities	5	-	148
Trade receivables		11	21
Other accounts receivable and prepaid expenses	6	298	219
Current assets of discontinued operations	1c,l,e	17	626

Total current assets		1,210	3,839

LONG TERM ASSETS:
Long-term receivables	1g	-	11
Severance pay fund		133	123
Property and equipment, net	7	592	1,178
Long-term asset of discontinued operations	1,	109	142

Total long term assets		834	1,454

Total assets		$2,044	$5,293

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2011	2010

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables		$584	$1,102
Other accounts payable and accruals	8	1,264	2,057
Liabilities of discontinued operations	1c	-	172

Total current liabilities		1,848	3,331

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	10	165	1,479
Deferred revenue		228	228
Settlement arrangement	9m	-	728
Accrued severance pay		159	157

Total long-term liabilities		552	2,592

COMMITMENTS AND CONTINGENT LIABILITIES	9

SHAREHOLDERS DEFICIENCY:
Share capital:	10
Ordinary shares of NIS 0.04 par value: 30,000,000 and 14,394,593 shares authorized at December 31, 2011 and 2010, respectively; 10,567,330 and 4,900,159 shares issued at December 31, 2011 and 2010, respectively; 10,518,487 and 4,851,316 shares outstanding at December 31, 2011 and 2010, respectively		108	46
Additional paid-in capital		84,581	74,732
Other comprehensive income		-	7
Accumulated deficit		(85,045)	(76,215)

Total Rosetta Genomics shareholders' deficiency		(356)	(1,430)

Non-controlling interests		-	800

Total shareholders' deficiency		(356)	(630)

Total liabilities and shareholders' deficiency		$2,044	$5,293

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2011	2010	2009

Revenues		$103	$279	$150
Cost of revenues		324	628	339

Gross loss		221	349	189

Operating expenses:

Research and development, net		3,386	5,707	6,552
Marketing and business development		2,633	4,881	4,451
General and administrative		2,537	2,424	3,605
Other expenses related to the settlement arrangement, net	9m	-	554	-

Total operating expenses		8,556	13,566	14,608

Operating loss		8,777	13,915	14,797
Financial income, net	12	(1,391)	(1,031)	(45)

Loss from continuing operations		7,386	12,884	14,752
Net loss from discontinued operations	1e, 2i	1,444	1,871	1,753

Net loss after discontinued operations		$8,830	$14,755	$16,505

Basic and diluted net loss per Ordinary share from continuing operations		$0.97	$3.05	$4.36

Basic and diluted net loss per Ordinary share from discontinuing operations		$0.19	$0.44	$0.52

Basic and diluted net loss per Ordinary share		$1.16	$3.49	$4.88

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		7,614,325	4,227,022	3,385,831

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Total equity (deficiency)

Balance as of January 1, 2009	3,043,063	$27		$61,025	$3	$(44,955)	$-	$16,100

Exercise of stock options	628	(*	)	-	-	-	-	(* )
Issuance of shares in April 2009, net of issuance expenses in an amount of $570	500,000	5		5,725	-	-	-	5,730
Stock-based compensation to non-employees	-	-		52	-	-	-	52
Stock-based compensation to employees	16,250	-		1,372	-	-	-	1,372
Unrealized gain from marketable securities	-	-		-	93		-	93
Net loss	-	-		-	-	(16,505)		(16,505)

Balance as of December 31, 2009	3,559,941	32		68,174	96	(61,460)	-	6,842

Exercise of stock options	31,624	(*	)	-	-	-	-	(* )
Issuance of restricted shares	2,250	(*	)	-	-	-	-	(* )
Issuance of shares in January 2010, net of $301 issuance cost	632,500	7		3,400	-	-	-	3,407
Issuance of shares in December 2010, net of $145 issuance cost	625,000	7		1,149	-	-	-	1,156
Conversion of convertible note related to Rosetta Green establishment	-	-		1,252	-	-	248	1,500
Stock-based compensation to non-employees	-	-		19	-	-	-	19
Stock-based compensation to employees	-	-		738	-	-	939	1,677
Unrealized loss from marketable securities, net of realized gain	-	-		-	(89)	-	-	(89)
Net loss	-	-		-	-	(14,755)	(387)	(15,142)

Balance as of December 31, 2010	4,851,315	46		74,732	7	(76,215)	800	(630)

Issuance of restricted shares	1,250	(*	)	-	-	-	-	-
Issuance of shares in February and October 2011, net of $541 and $70 issuance cost, respectively	4,525,086	50		5,803	-	-	-	5,853
Conversion of Warrants in February and November 2011	1,140,836	12		716	-	-	-	728
Stock-based compensation to non-employees	-	-		1	-	-	-	1
Stock-based compensation to employees	-	-		603	-	-	568	1,171
Decrease in holdings in Rosetta Green as a result of its IPO	-	-		2,726	-	-	2,352	5,078
Unrealized loss from marketable securities, net of realized gain	-	-		-	(7)	-	-	(7)
Loss of control in Rosetta Green shares in December 2011	-	-		-	-	-	(2,447)	(2,447)
Net loss	-	-		-	-	(8,830)	(1,273)	(10,103)

Balance as of December 31, 2011	10,518,487	$108		$84,581	$-	$(85,045)	$-	$(356)

Accumulated other comprehensive income

	Year ended December 31,
	2011	2010

Accumulated unrealized gains from available-for-sale marketable securities	$-	$7

(*)       Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net loss	$(10,103)	$(15,142)	$(16,505)
Loss from discontinued operations	2,676	926	1,753

Loss from continuing operations	(7,427)	(14,216)	(14,752)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	454	415	344
Foreign currency adjustments	8	16	8
Interest on short-term bank deposit	-	-	(28)
Capital loss from sale of property and equipment	15	(3)	4
Increase (decrease) in accrued severance pay, net	(8)	11	(359)
Stock-based compensation to employees	603	737	1,372
Compensation related to shares and warrants granted to non-employees	1	19	52
Gain from marketable securities	(7)	(125)	(31)
Decrease (Increase) in trade receivables	9	51	(72)
Decrease (increase) in other accounts receivable and prepaid expenses	(68)	57	(769)
Increase (decrease) in trade payables	(516)	498	(10)
Increase (decrease) in other accounts payable and accruals	(1,502)	1,229	312
Loss from Rosetta Green's sale	41	-	-
Adjustment for settlement arrangement	-	94	-
Increase in deferred revenue	-	(1,700)	1,700
Revaluation of warrants related to share purchase agreements	(1,640)	(1,072)	-

Net cash used in operating activities from continuing operations	(10,037)	(13,989)	(12,229)
Net cash provided by (used in) operating activities from discontinued operations	(1,224)	268	458

Net cash used in operating activities	(11,261)	(13,721)	(11,771)

Cash flows from investing activities:
Purchase of property and equipment	(11)	(425)	(199)
Proceeds from sale of property and equipment	168	7	1
Decrease (increase) in bank deposits	78	2,952	(2,275)
Purchase of marketable securities	-	(1,489)	(4,497)
Proceeds and redemption from sale of marketable securities	148	3,889	2,291
Decrease (Increase) in restricted cash	(37)	1,076	(433)
Proceeds from sale of Parkway	-	148	(35)
Proceeds from sale of Rosetta Green	814	-	-

Net cash provided by (used in) investing activities from continuing operations	1,160	6,158	(5,147)
Net cash used in investing activities from discontinued operations	(3,687)	(15)	(12)

Net cash provided by (used in) in investing activities	(2,527)	6,143	(5,159)

The accompanying notes are an integral part of the consolidated financial statements.

 ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from financing activities:

Repayment of capital lease	$(70)	$(142)	$(119)
Receipt of long-term bank loan and capital lease	-	5	73
Repayment of long-term bank loan	-	-	(10)
Proceeds from convertible loans	-	-	750
Issuance of shares and warrants, net	9,634	7,113	5,730

Net cash provided by financing activities from continuing operations	9,564	6,976	6,424
Net cash provided by financing activities from discontinued operations	2,232	-	24

Net cash provided by financing activities	11,796	6,976	6,448

Increase (decrease) in cash and cash equivalents	(1,992)	(602)	(10,482)
Cash and cash equivalents at beginning of year	2,727 (*)	3,329	13,811 (*)

Cash and cash equivalents at end of year	$735	$2,727 (*)	$3,329

Supplemental disclosure:

Cash paid during the year for:

Interest	$380	$-	$-

Non-cash activities:

Conversion of convertible notes into RG Ordinary shares	$-	$1,500	$-

Conversion of Warrants	$729	$-	$-

(*)      Includes cash and cash equivalents of discontinued operations of $84, 92 at December 31, 2008 and 2010 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000. The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, miRview® squamous, miRview® mets, miRview® mets[2], miRview® Lung and miRview® meso, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA-certified lab.

b.	The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform and develop tests in its CLIA approved laboratory and expand the business development of the Company in the U.S.

c.	Rosetta Green Ltd. ("RG").

On September 24, 2008, the Company signed a convertible note agreement with private investors ("the Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofuels. The convertible note was for the purpose of establishing a separately operated business unit by forming a wholly-owned Israeli subsidiary to be named RG. During 2008 and 2009, the Purchasers purchased convertible notes in a total amount of $1,500. The notes were converted into a number of RG Ordinary shares, nominal value NIS 0.01, once RG was established, reflecting a fully-diluted pre-money valuation of RG equal to $5,000.

On February 4, 2010, the Company established RG, as a controlled subsidiary. The principal business of RG is to leverage capabilities into the areas of cleantech and plant biotech by using the proprietary microRNA technologies to develop plants and algae more suitable for various applications such as improved feedstocks for biofuels and advanced agriculture.

RG was formed to translate Rosetta Genomics' proven successes with microRNAs in human healthcare into areas of cleantech and plant biotechnology. RG is an Israeli agro-biotechnology company specializing in developing improved agricultural crops through using proprietary methods to identify microRNA genes that enhance plant traits. RG has developed technological platforms for the identification and application of microRNAs. These microRNA genes possess the potential to improve key traits in important plants such as corn, wheat, rice, and soybean, among other crops. RG's product development pipeline contains plants with improved traits that include drought tolerance, increased yield production, and disease resistance. RG also works on improving plants traits for the biofuel industry. The plants RG works on for the biofuel industry are corn, canola, castor bean, jatropha and algae.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Upon RG establishment, and according to the agreement terms, the convertible notes in the amount of $1,500 were converted into RG Ordinary shares.

On November 18, 2010, the Company entered into a license agreement with RG according to which the Company assigned certain patents relating to microRNAs in plants. The Company further provided RG with a non exclusive license to some of the Company's patents and technologies. For this license the Company shall be entitled to certain consideration derived from RG's net sales as well as royalties from RG's license income.

On February 17, 2011, RG completed an initial public offering in Israel, and on February 23, 2011, RG’s ordinary shares started trading on the Tel Aviv Stock Exchange (TASE) under the ticker symbol RSTG. RG raised gross proceeds of $6,060 in the IPO. Following the IPO, RG held 9,905,000 shares outstanding and the Company held a 50.03% ownership position in RG and did not loss control. The net proceeds from RG's IPO after offering costs amounted to $5,078.

On December 16, 2011, the Company closed a transaction pursuant to which the Company sold its holding of the ordinary shares of RG to certain purchasers (the "Purchasers"). The transaction was effected pursuant to a Share Transfer Agreement, dated December 13, 2011.

Under the terms of the share transfer agreement, the Company received an upfront payment of $897 for the RG ordinary shares. In addition, the Company may receive in the future, an additional payment of $2,000 if RG is acquired within three years from the date of signing of the share transfer agreement at a price per share reflecting RG valuation of at least $90,000. As of December 31, 2011 the Company estimates that such contingent payment is remote.

Since RG was consolidated prior to the disposal it met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations loss in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets as described in more detail in Note 2i.

As a result of the sale of RG shares the Company had a loss from discontinued operations of $42. The current assets and liabilities of discontinued operations related to RG as of December 31, 2010 are as follows:

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

December 31,
2010
ASSETS

Cash and cash equivalents	$92
Marketable securities	244
Other accounts receivable and prepaid expenses	209
Severance pay fund	5
Property and equipment, net	46

Total assets	$596

LIABILITIES

Current maturities of capital lease	$-
Trade payables	50
Other accounts payable and accruals	109
Accrued severance pay	13

Total liabilities	$172

 Net loss from discontinued operations related to RG for the years ended 2011, 2010 and 2009 are as follows:

	Year ended December 31,
	2011	2010	2009
Operating expenses:
Research and development, net	$1,284	$779	$-
Business and development	399	521	-
General and administrative	907	443	-

Total operating expenses	2,590	1,743	-

Operating loss	2,590	1,743	-
Financial expense(income), net	26	(24)	-

Net loss	$2,616	$1,719	$-

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

d.	The Company incurred an accumulated deficit of approximately $85,045 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2011. As of December 31, 2011 the Company deficit in working capital and deficit in equity were in amount of $638 and $356, respectively. The Company will have to obtain additional capital resources to maintain its commercialization, research and development activities beyond December 31, 2012.

The Company is addressing its liquidity issues by seeking additional fund raisings and implementing initiatives to allow covering of its anticipated budget deficit for 2012. During 2011 the company performed costs reduction measures that reduced its research and development activities and manpower.

Subsequent to the balance sheet date, the Company obtained additional financing in the amount of $1,750 in senior secured debentures, as described in more detail in Note 14.

There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

e.	Parkway Clinical Laboratories, Inc. ("Parkway"):

Parkway was a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory service that was owned by the Company. Parkway specializes in oral drug screening in the workplace environment and genetics testing services.

On May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $750. According to ASC 810, "Consolidation", the Company calculated the fair value of future consideration by using discounted estimate of future cash receipt. As a result of the transaction, the controlling interests in Parkway were transferred to the buyer, as well as all the risks. Accordingly, the Company has no future liabilities or obligation related to Parkway. As of the transaction date, the fair value of the estimated future consideration was $759. During the years ended December 31, 2011, 2010 and 2009, the Company received an amount of $0, $148 and $49, respectively, in respect of this consideration.

As of December 31, 2011 and 2010, the Company revalued the fair value of the estimated future consideration to $125 and $171, respectively, out of which $17 and $30 is recorded as short-term other accounts receivable as of December 31, 2011 and 2010, respectively, and $108 and $141 is recorded as long-term other accounts receivable as of December 31, 2011 and 2010, respectively.

The sale of Parkway met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets, as described in more detail in Note 2i.

As a result of the fair value update of the estimated future consideration, the Company recorded a loss of $60, which was attributed to discontinued operations, and an amount of $14 was attributed to financial income in the year ended December 31, 2011.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

f.	Prometheus Laboratories Inc.:

1.	License and collaboration agreement with Prometheus:

On April 10, 2009, the Company entered into a license and collaboration agreement ("the License Agreement") and a laboratory services agreement ("the Services Agreement") with Prometheus Laboratories Inc. ("PL" or "Prometheus") under which the Company agreed to exclusively license and sublicense to PL certain rights related to the Company's microRNA-based cancer diagnostic tests: miRview®mets, miRview® squamous and miRview® meso ("Cancer Diagnostics Products"), including the rights to certain software developed by the Company and related to the miRview® mets product. The Company also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostics Products and to develop two new microRNA-based gastroenterology tests ("GI Products"). Under the License Agreement, PL had the exclusive right to develop and commercialize the Cancer Diagnostics Products and the GI Products in the U.S. The License Agreement also gave PL a right of first negotiation to take a license for certain diagnostic tests or products that are under development by the Company.

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

The License Agreement and the Services Agreement were terminated on November 22, 2010 as part of a settlement agreement reached between Prometheus and the Company, as described in more detail in Note 9m.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

2.	Prometheus stock purchase agreement:

On April 10, 2009, the Company entered into a stock purchase agreement with PL ("the Purchase Agreement"). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 500,000 Ordinary shares of the Company ("the Shares") at a price of $16.00 per share in a private placement transaction. Under the terms of the Purchase Agreement, as long as PL or its affiliates continued to hold at least 50% of these Shares, PL was entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, PL had the right to participate in future offerings of the Company's securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.

Certain provisions of this Purchase Agreement were terminated on November 22, 2010 as part of a settlement agreement reached between Prometheus and the Company, as described in more detail in Note 9m.

3.	As a result of the stock Purchase Agreement and the license and collaboration agreement detailed above, the Company received $8,000 out of which an amount of $5,730 was recorded as shareholders' equity (net of issuance cost of $570) and $1,700 was recorded as deferred revenue. On November 22, 2010, the Company recognized the $1,700 deferred revenues in its statements of operations as part of a settlement agreement reached between Prometheus and the Company.

The Services Agreement was terminated on November 22, 2010 as part of a settlement agreement reached between Prometheus and the Company, as described in more detail in Note 9m.

g.	In October 2011, the Company entered into a license agreement with third party pursuant to which the Company granted the third party an exclusive right to market and perform the Company's miRview® mets and miRview® mets[2] tests in China. The third party will also have exclusive right to market and perform one additional test in China, to be selected by the third party within one year. However, as of March 1, 2012, the Company believes the third party is in breach of the license agreement and the Company is currently exploring its options due to this breach.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

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

The Company accounts for investments in debt securities and trust fund in accordance with ASC 320, "Investments-Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities and trust fund at the time of purchase and reevaluates such determination at each balance sheet date.

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

The long-lived assets of the Company and its subsidiary and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement"/ ASC 250, "Presentation of Financial Statements", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2011 and 2010, no impairment losses have been identified.

i.	Discontinued operation:

According to ASC 360, "Property, Plant, and Equipment" and ASC 205, "Presentation of Financial Statements" when a component of an entity, as defined in ASC 360, has been disposed of, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition:

The Company generates revenues from sells diagnostic kits to its private patient or third-party distributor. The Company provides laboratory services of testing the results in its lab in the U.S.

Revenues from sales of the Company's products are recognized in accordance with "Revenue Recognition in Financial Statements" ("ASC 605") when delivery of tests result has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable and no further obligation exists and collectability is probable. In arrangements, primarily with private patients, in which prior to delivery the patient's third-party insurance provider has not contractually set the sale prices, the Company does not recognize revenue until the fees are fixed and determinable and collectability assured.

In addition, in prior years, the Company generated revenues from collaboration research agreements under which the Company delivers novel product candidates and professional services and may receive future milestones and royalties on successful products.

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

Deferred revenues represent payments received in advance, where revenue recognition criteria were not met. As of December 31, 2011, the Company has deferred revenue in an amount of $228.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are charged to research and development expense as incurred. During the years ended December 31, 2011, 2010 and 2009, the Company charged to research and development expense $344, $123 and $135 of costs associated with license fees, respectively. (See also Note 9f-9k).

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") for funding approved research and development projects, are presented as a reduction from the research and development expenses (see also Note 9.l). The Company received grants in an amount of $206, $0 and $297, in the years 2011, 2010 and 2009, respectively.

l.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2011, 2010 and 2009 was $0.49 $3.76 and $4.96, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2011	2010	2009

Dividend yield	0%	0%	0%
Expected volatility	88%	61%-67%	61%-75%
Risk-free interest	1.2%	1.8%	2.35%
Expected life	5-6 years	5.5-6.25 years	5-6.25 years

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The dividend yield used for the twelve months ended December 31, 2011 and 2010 was 0%.

The computation of expected volatility is based on realized historical stock price volatility of the Company's stock starting from the IPO date.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company's stock options.

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

m.	Net loss per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share".

Basic and diluted net loss per share is computed using the weighted average number of Ordinary shares outstanding during the period.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2011, 2010 and 2009, all outstanding options, warrants and Preferred shares, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

n.	Income taxes:

The Company and its subsidiary account for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company adopted ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

o.	Severance pay:

A majority of the employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the company's monthly deposits, at a rate of 8.33% of such employees' monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

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

Severance expenses for the years ended December 31, 2011, 2010 and 2009 were $173, $225 and $138, respectively.

The U.S. subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The subsidiary matches the employee contributions to the plan up to a limit of 3% of their eligible compensation. In the years 2011, 2010 and 2009, the subsidiary recorded an expense for matching contributions in the amount of $30, $48 and $22, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and other accounts receivable.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

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

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. No change has been made in the items to be reported in comprehensive income. ASU 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. The Company is currently evaluating the effect of ASU 2011-05, but does not expect its adoption will have a material effect on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12, Comprehensive Income (Topic 220). The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-5 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the effect of this update on the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3: -     FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures" (originally issued as SFAS 157), the Company measures its marketable securities at fair value based on quoted market price. The Company valued the level 3 other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the asset. The fair value of the liability for warrants related to share purchase agreement was calculated using the Black-Scholes model and the Company classified this liability within Level 3.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2011:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Other accounts receivable resulting from fair value of Parkway's estimated future consideration	$-	$-	$125	$125

Total assets	$-	$-	$125	$125

For more details, refer to note 1e.

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrants related to share purchase agreement	$-	$-	$165	$165

Total liabilities	$-	$-	$165	$165

For more details, refer to note 10.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-      SHORT-TERM BANK DEPOSIT

As of December 31, 2011 and 2010, the Company's bank deposits are as follows:

December 31, 2011
		Annual
Amount	Maturity date	interest

112	December 5, 2012	0.6%

December 31, 2010
		Annual
Amount	Maturity date	interest

78	January 11, 2011	1.82%
112	December 5, 2011	0.6%

NOTE 5:-      MARKETABLE SECURITIES

The balance of these securities as of December 31, 2010 is stated at fair value.

	Amortized	Accrued	Unrealized	Market
	cost	interest	gains	value
December 31, 2010:

Available-for-sale:
Israeli government bonds	140	1	7	148

Total securities at December 31, 2010	$140	$1	$7	$148

Proceeds from maturity and sales of available-for-sale securities during 2011, 2010 and 2009 were $148, $3,398 and $2,291, respectively. Net realized gains from the sales of available-for-sale securities in the years 2011, 2010 and 2009 are $0, $123 and $16, respectively.

NOTE 6:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Deferred charges and prepaid expenses	$298	$219
Other accounts receivable (*)	17	30

	$315	$249

(*)	Short term portion of Parkway's estimated future consideration (see Note 1e).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-      PROPERTY AND EQUIPMENT

	December 31,
	2011	2010
Cost:
Computer equipment	$584	$568
Office furniture and laboratory equipment	1,336	1,760
Leasehold improvements	384	384

	2,304	2,712
Accumulated depreciation:
Computer equipment	497	468
Office furniture and laboratory equipment	920	919
Leasehold improvements	295	147

	1,712	1,534

Depreciated cost	$592	$1,178

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were $458, $415 and $344, respectively. Those expenses include depreciation expenses of capital lease equipment for the years ended December 31, 2011, 2010 and 2009 of $52, $88 and $88, respectively.

NOTE 8:-      OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2011	2010

Employees salaries and payroll accruals	$333	$741
Accrued expenses and other	110	132
Settlement arrangement - see Note 9m	791	1,135
Current maturity of capital lease (a)	30	49

	$1,264	$2,057

a.	Capital lease and operating lease:

During 2011 and 2010, the Company leased laboratory equipment and computer equipment under several capital and operating lease agreements in a total amount of $41 and $29, respectively, to be paid in 16 to 27 monthly payments.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9: -     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2011, restricted cash was primarily attributed to a bank guarantee to the landlord of the Israeli property. As of December 31, 2010, the Company did not have any restricted cash.

b.	The facilities of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent agreements as of December 31, 2011, are as follows:

2012	$543
2013	323

Total	$866

Total rent expenses for the years ended December 31, 2011, 2010 and 2009 were $630, $565 and $566, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $5 as of December 31, 2011.

Lease expenses for motor vehicles for the years ended December 31, 2011, 2010 and 2009, were $152, $139 and $140, respectively

d.	As of December 31, 2011 and 2010, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $140 and $139, respectively.

e.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $960, of which $720 will be paid after December 31, 2011. During the years ended December, 31, 2011, 2010 and 2009, the Company paid fees in the amount of $47, $47 and $47, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $504, of which $426 will be paid after December 31, 2011. During the years ended December 31, 2011, 2010 and 2009, the Company paid fees in the amount of $39, $27 and $13, respectively, to the third party. The Company recorded the payments as research and development expenses.

g.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $210 will be paid after December 31, 2011. During the years ended December 31, 2011, 2010 and 2009, the Company paid fees in the amount of $12, $59 and $25, respectively to the third party. The Company recorded the payments as research and development expenses.

h.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $310, of which $213 will be paid after December 31, 2011. During the years ended December 31, 2011, 2010 and 2009, the Company paid fees in the amount of $21, $22 and $19, respectively under this agreement. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

i.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $540 will be paid after December 31, 2011. During the years ended December 31, 2011, 2010 and 2009, the Company paid fees in the amount of $35, $35 and $35, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company EEestimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $360 will be paid after December 31, 2011. During the years ended December, 31, 2011, 2010 and 2009, the Company paid fees in the amount of $24, $24 and $24, respectively, to the third party. During the year ended December, 31, 2008, the Company paid initiation fees in the amount of $40, to the third party. The Company recorded the payments as research and development expenses.

k.	In June 2011 the Company entered into an agreement with PACE claims services, LLC, a wholly owned subsidiary of Navigant Inc.("PACE"), according to which, PACE will provide the Company exclusive educational and marketing services to defendants involved in lawsuits relating to malignant pleural mesothelioma and asbestos exposure, provided the exclusivity does not apply to the Company‘s marketing efforts and to any marketing efforts of the Company’s distributors offering the Company’s tests outside of the United States of America. According to this agreement, PACE will be entitled to certain remuneration derived from actual sales to defendants in these lawsuits.

l.	Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2011, the Company had received $500 from BIRD, which was offset against research and development expenses. As of December 31, 2011, no liability was recorded since the Company did not reach technological feasibility for this project.

m.	Settlement Agreement with Prometheus:

1.	On May 10, 2010, Prometheus Laboratories Inc. ("Prometheus") initiated arbitration proceedings under the License Agreement, dated April 10, 2009, by and between the Company and Prometheus ("the License Agreement") in the International Court of Arbitration to resolve a dispute relating to the scope and funding of the development plan for the development program set forth in the License Agreement ("the Arbitration Proceeding"). On May 12, 2010, the Company delivered a notice of material breach of the License Agreement to Prometheus, alleging that Prometheus failed to comply with its obligations under the License Agreement (i) to fund and implement the development program; and (ii) to use commercially reasonable efforts to commercialize the three diagnostic tests licensed to Prometheus pursuant to the License Agreement.

2.	In response, on May 12, 2010, Prometheus issued a notice to the Company alleging that the Company had made material misrepresentations in connection with the Stock Purchase Agreement, dated April 10, 2009, between the Company and Prometheus and demanding rescission of the securities purchased by Prometheus under the Stock Purchase Agreement ("the Rescission Demand").

3.	On June 28, 2010, the Company responded to Prometheus' arbitration demand and filed its counterclaims in the Arbitration Proceeding, alleging the same material breaches set forth in its May 12, 2010 notice of material breach. In its counterclaim, the Company requested that the arbitral tribunal declare the License Agreement to be terminated or rescinded on the grounds of Prometheus' material breaches, and further requested that the tribunal award money damages to the Company, in an amount to be determined in the Arbitration Proceeding.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In consideration of the termination of the licenses and the return of the commercialization rights under the License Agreement, the Company has agreed to pay Prometheus $3,100 as follows: (a) $1,200 is to be paid on December 2, 2010, (b) $500 is to be paid on or before February 28, 2011, (c) $650 is to be paid on or before November 22, 2011, and (d) $750 is to be paid on or before May 22, 2012.  The Company has granted Prometheus a non-interest bearing note with respect to the $500 payment due on or before February 28, 2011 and a note bearing interest at 12% per year with respect to the $650 payment due on or before November, 22, 2011 and the $750 payment due on or before May 22, 2012.

The Company and Prometheus have agreed to mutually release and discharge all claims which were made or could have been made in the arbitration, under the License Agreement, the Services Agreement and the Purchase Agreement, up to the date of the Settlement Agreement, and have agreed to dismiss the arbitration with prejudice within two business days of the date the initial $1,200 payment is received by Prometheus. The Company paid the initial $1,200 payment in December 2010 and, therefore, as of December 31, 2010, all claims have been released.

In 2010, as a result of the Settlement Agreement, the Company reversed the $1,700, which had been classified in previous periods as deferred revenues, due to Prometheus' past payments to the Company and has released the restricted cash recorded for the Development Fund which amounted to $729 and recognized the accrued expenses recorded for this Development Fund in its statements of operations (see Note 1g). As of December 31, 2010, the accrued expenses for these future payments amounted to a total of $1,862, of which an amount of $727 was classified to long-term accrued expenses and $1,135 was classified to short-term accrued expenses. In addition, as of December 31, 2010 the Company has recorded a liability for settlement arrangement for its future payment obligations to Prometheus according to their fair values. The fair value of the payments due to Prometheus as of November 22, 2010, net of the $1,700 deferred revenues and the Development Fund recognized, amounted to $554 and was recorded as other operating expenses. In 2010, the Company recorded an amount of $79 as financial expenses relating to the settlement agreement

In 2011, the Company paid the $500 payment due on or before February 2011 in a timely manner. On November 22, 2011, the Company defaulted on $650 payment due to Prometheus according to the Settlement Agreement, but cured the default by paying $650 principal payment, plus accrued and unpaid interest on December 1, 2011. As of December 31, 2011, the accrued expenses for the future payment amounted to a total of $791, of which is classified to short-term. In 2011, the Company recorded an amount of $251 as financial expenses relating to the settlement agreement.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

n.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS"), of the State of Israel, or the OCS. The purpose of the consortium is to develop RNAi-based therapeutics. As of December 31, 2011 the Company received total grants of $190 from the OCS for its development under the consortium.

NOTE 10:- SHARE CAPITAL

a.	Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, the right to receive dividends, if declared.

b.	Investment agreements:

1.	In July 2008, as a part of the consideration of Parkway's acquisition (see also Note 1f), the Company issued to Parkway's former sole owner 57,415 Ordinary shares which are equal in value to $1,000, based on the weighted-average closing price of the Company's Ordinary shares during the 10 trading days immediately preceding the date of issuance.

2.	On April 10, 2009, the Company entered into a stock purchase agreement with Prometheus Laboratories ("the Purchase Agreement" and "PL" or "Prometheus", respectively). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 500,000 Ordinary shares of the Company at a price of $16.00 per share in a private placement transaction for gross consideration amount of $8,000 (see also Note 1g)).

3.	In November 2009, the board of directors of the Company approved the grant of 16,250 Ordinary shares to one of the Company's executive officers.

4.	In December 2009, the board of directors and the shareholders of the Company approved an increase of 2,500,000 Ordinary shares to the authorized share capital. The authorized share capital of the Company after this increase was 6,894,593 Ordinary shares.

5.	In October 2010, the board of directors and the shareholders of the Company approved an increase of 7,500,000 Ordinary shares to the authorized share capital. The authorized share capital of the Company after this increase was 14,394,593 Ordinary shares.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

6.	In January 2010, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $4,650 net of placement agent fees and other offering expenses. Under the terms of the financing, the Company sold 2,530,000 units, consisting of an aggregate of 632,500 Ordinary shares and warrants to purchase 316,257 additional Ordinary shares. Each unit, consisting of one Ordinary share and a 0.50 warrant to purchase an Ordinary share, was sold for a purchase price of $8.00. In addition, the Company granted additional warrants as finders' fee to purchase up to 23,719 Ordinary shares.

The exercise price of the warrants is $10 per Ordinary share. The warrants are exercisable for a period of five years.

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

The fair value was measured using the Black-Scholes model. In estimating the warrants' fair value, the Company used the following assumptions:

	Issuance date	December 31, 2011

Risk-free interest rate (1)	2.48%	0.41%
Expected volatility (2)	64%	92.7%
Expected life (in years) (3)	5	3
Expected dividend yield (4)	0	0
Fair value:
Warrants	$1,352	$1

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical stock price movements of the Company over a term that is equivalent to the expected term of the option.

(3)	Expected life - the expected life was based on the maturity date of the warrants.

(4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

On the issuance date, in January 2010, the warrants' fair value amounted to $1,352. As of December 31, 2011, the fair value of the warrants amounted to $1.

7.	On December 1, 2010, the Company completed a private placement ("PIPE") offering with several investors. The Company received proceeds of approximately $2,240, net of placement agent fees and other offering expenses. Under the terms of the financing, the Company sold 2,500,000 units, consisting of an aggregate of 625,000 Ordinary shares, warrants to purchase up to an aggregate of 312,504 ordinary shares at an exercise price of $5.2 per share ("Series A Warrants") and warrants to purchase up to an aggregate of 156,250 Ordinary shares at an exercise price of $0.04 per share ("Series B Warrants"). Each unit was sold for a purchase price of $4.00. In addition, the Company granted additional warrants as finders' fee to purchase up to 15,626 Ordinary shares.

The Series A Warrants are exercisable immediately upon issuance, expire on December 1, 2015 and the exercise price is subject to potential future adjustment upon occurrence of various events, such as stock splits or dilutive issuances. On February 23, 2011, in connection with the financing transactions closed by the Company, the exercise price of the Series A Warrants was automatically adjusted thereof from $5.2 per share to $4.00 per share.

Each Series B Warrant were automatically exercised on a cashless basis on the 33rd trading day following December 23, 2010, to a number of Ordinary shares that was subject to adjustment as defined in the agreement.

On February 9, 2011, the Series B Warrants were automatically exercised on a cashless basis to 154,611 Ordinary shares. Upon the conversion of Series B Warrants, the fair value of Series B Warrants was classified as equity.

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

The fair value of the Series A Warrants was measured using Black-Scholes model. The fair value was estimated taking into consideration (a) the possibility of the Company becoming privately owned and/or a possibility in which there is an all-cash transaction in the Company's shares, (b) the possibility that the Company will issue additional shares for a share price of under $4. In estimating the warrants' fair value, the Company used the following assumptions:

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

	Issuance date	December 31, 2011

Risk-free interest rate	1.35%	0.69%
Expected volatility	63%	86.3%
Expected life (in years)	5	4
Expected dividend yield	0	0
Fair value:
Warrants	$636	$5

The fair value of the Series B Warrants was measured using Monte Carlo simulation. In estimating the warrants fair value, the Company used the following assumptions:

Issuance date

Risk-free interest rate	0.29%
Expected volatility	65%
Expected life	48 days
Expected dividend yield	0
Fair value:
Warrants	$563

On the issuance date, December 1, 2010, the fair value of the Series A Warrants and Series B Warrants amounted to $636 and $563, respectively. As of December 31, 2011, the fair value of the Series A Warrants amounted to $5.

8.	On February 23, 2011, the Company completed a concurrent private placement and registered direct offering. The Company received proceeds of approximately $5,500 net of placement agent fees and other offering expenses of $542.

Under the terms of the private placement, the Company has issued 1,135,417 Ordinary shares at a price of $2.4 per share. The purchasers in the private placement also received warrants to purchase up to an aggregate of 851,566 Ordinary shares at an exercise price of $3.2 per share ("the Private Placement Warrants"). The Private Placement Warrants are exercisable immediately upon issuance and have a term of five years. In addition, the Company granted additional warrants as finders' fee to purchase up to 28,388 Ordinary shares.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

Under the terms of the registered direct offering, the Company has issued 1,364,668 Ordinary shares at a price of $2.4 per share. The purchasers in the registered direct offering also received warrants to purchase up to an aggregate of 682,338 Ordinary shares at an exercise price of $3.2 per share ("the Registered Direct Warrants"). The Registered Direct Warrants are exercisable immediately upon issuance and have a term of five years. In addition, the Company granted additional warrants as finders' fee to purchase up to 34,118 Ordinary shares.

The Company accounted for the Private Placement Warrants according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity", and based on certain terms of the warrants, classified them as equity.

9.	Reverse stock split and increase of share capital

In July 2011, the Company approved:

a)	To consolidate the registered (authorized) share capital of the Company as follows: every four (4) Ordinary Shares with a nominal (par) value of NIS 0.01 each will be consolidated into one (1) ordinary share with a nominal (par) value of NIS 0.04 each (such action together with the above mentioned increase of share capital, the ''Reverse Split''). As a result of the Reverse Split, the registered (authorized) share capital of the Company has been changed to 14,400,000 ordinary shares with a nominal (par) value of NIS 0.04 each.

b)	To increase the registered (authorized) share capital of the Company to 30,000,000 ordinary shares with a nominal (par) value NIS 0.04 each.

All Ordinary shares, options and per share amounts have been adjusted to give retroactive effect to this reverse split for all periods presented.

10.	On October 19, 2011, the Company completed a private placement offering from its investors. The Company received proceeds of approximately $1,300, net of placement agent fees and other offering expenses of $236. Under the terms of the financing, the Company sold 2,025,001 units, consisting of an aggregate of 2,025,001 Ordinary shares, warrants to purchase up to an aggregate of 2,025,001 ordinary shares at an exercise price of $0.5 per share ("Series A' Warrants") and warrants to purchase up to an aggregate of 1,012,502 Ordinary shares at an exercise price of $0.01 or NIS 0.04 per share ("Series B' Warrants"). Each unit was sold for a purchase price of $0.75. In addition, the Company granted additional warrants as finders' fee to purchase up to 50,625 Ordinary shares. The Series A' Warrants expire on October 19, 2016.

According to Series B' Warrants agreement, each Series B' Warrant will be automatically exercised on a cashless basis on the 11th trading day following November 10, 2011, to a number of ordinary shares equal to the difference between (a) the quotient obtained by dividing (1) 200% of the maximum number of warrant Shares issuable under the Series B' Warrant multiplied by the $0.75 by (2) the greater of $0.50 and 80% of the average of the 10 Volume-weighted average price immediately following the November 10, 2011 and (b) the maximum number of Warrant Shares issuable under the Series B' Warrant multiplied by 2.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

On November 28, 2011, the Series B' Warrants were automatically exercised on a cashless basis to 986,225 Ordinary shares. Upon the conversion of Series B' Warrants, the fair value of Series B' Warrants was classified as equity.

The Company accounted for the Series A' and B' Warrants according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity", and based on certain terms of the warrants, classified them as liabilities, measured at fair value in each reporting period until they are exercised or expired with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

The fair value of the Series A' Warrants was measured using Black-Scholes model. In estimating the warrants' fair value, the Company used the following assumptions:

	Issuance date	December 31, 2011

Risk-free interest rate	1.1%	0.9%
Expected volatility	63.5%	81.2%
Expected life (in years)	5	4.8
Expected dividend yield	0	0
Fair value:
Warrants	$677	$158

The fair value of the Series B' Warrants was measured using Monte Carlo simulation. In estimating the warrants fair value, the Company used the following assumptions:

Issuance date

Risk-free interest rate	0.11%
Expected volatility	78%
Expected life	42 days
Expected dividend yield	0
Fair value:
Warrants	$378

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

On October 19, 2011, the fair value of the Series A' Warrants and Series B' Warrants amounted to $677 and $378, respectively. As of December 31, 2011, the fair value of the Series A' Warrants amounted to $158.

c.	Finders' fee warrants:

Under finders' fee agreements, 152,476 warrants are outstanding as of December 31, 2011.

d.	Stock option plans:

1.	During 2001, the Company adopted the 2001 Israeli Share Option Plan ("the 2001 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants.

Pursuant to the 2001 Plan, the Company has reserved a total of 94,170 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan ("the 2003 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the 2003 Plan, the Company has reserved an additional 47,085 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In July 2006, the Company adopted the 2006 Israeli Share Option Plan ("the 2006 Plan"), pursuant to which options may be granted to the Company's directors, employees, consultants and service providers. Pursuant to the 2006 Plan, the Company has reserved an additional 113,006 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company. In November 2007, the Company approved an additional 125,000 shares for the 2006 Plan.

In December 2009, the Company approved an additional 375,000 Ordinary shares for the 2006 Plan.

The total number of options authorized for grant under the plans amounted to 854,707. As of December 31, 2011, an aggregate of 71,863 options of the Company are available for future grants.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

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

2.	A summary of the Company's stock option activity and related information for the year ended December 31, 2011, is as follows:

	Number of options	Weighted -average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	472,455	$12.56
Granted	200,000	$0.67
Exercised	-	$-
Forfeited	(43,013)	$15.5
Outstanding at December 31, 2011	629,442	$6.51	6.92	0.49

Vested or expected to vest	521,010	$6.71	7.88	0.49

Exercisable at December 31, 2011	367,215	$9.62	7	0.49

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2011, 2010 and 2009 was $0.49, $3.76 and $4.96, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company's shares.

During the year ended December 31, 2011, no options were exercised. As of December 31, 2011, there was $245 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 2.24 years.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

In October 2010, the board of directors of the Company approved the grant of 2,250 restricted shares.

In February 2011, the board of directors of the Company approved the grant of 1,250 restricted shares.

As of December 31, 2011, 3,500 restricted shares of employees are outstanding.

The following table summarizes information about options to employees outstanding at December 31, 2011 under the Plans:

Exercise price	Options outstanding at December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2011	Average exercise price of options exercisable

$0	2,724	1.08	$0	2,724	$0
$0.04 - 8.20	487,594	8.16	$3.32	230,879	$4.92
$8.48-18.80	107,695	1.69	$14.94	102,183	$14.94
$21.80-26.36	20,537	1.31	$25.17	20,537	$25.17
$28.39-35.20	10,892	4.44	$32.36	10,892	$32.36

	629,442			367,215

On April 11, 2011 the board of directors discussed and approved a repricing of the exercise price of 125,000 stock options granted in 2009 to one employee. The Company accounted for the re-price as a new grant according to ASC 718 "Compensation - Stock Compensation". The Company evaluated the fair value of options before and after the repricing. For the 62,693 stock options that were fully vested, as of the repricing date, the company immediately recognized stock based compensation expenses in the financial statements in the amount of $36. For the other 62,307 stock option, that were not fully vested, the compensation expenses will be recognized over the remaining vesting period. During the year ended December 31, 2011, the Company recognized stock based compensation expenses regarding the options, which were not fully vested, in the amount of $29.

On May 26, 2011, the Company's board of directors approved, subject to shareholders' approval which occurred on July 6, the grant to one of the directors, options to purchase 75,000 ordinary shares, at an exercise price of $1.08 per share, vesting over a period of 3 years.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

	Year ended December 31,
	2011	2010

Research and development costs, net	$180	$213
Marketing and business development expenses	266	272
General and administrative expenses	138	242
Cost of goods sold	19	11

Total stock-based compensation expense	$603	$738

e.	Options and warrants issued to non-employees:

1.	The Company's outstanding options to non-employees as of December 31, 2011, are as follows:

Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	2,572	$0	2,572	January 2012
April 2002	2,572	$0	2,572	April 2012
May 2002	2,572	$0	2,572	May 2012
July 2002	2,572	$0	2,572	July 2012
September 2002	2,913	$14.59	2,913	September 2012
September 2002	1,884	$0	1,884	September 2012
January 2004	628	$0	628	January 2014
November 2004	3,557	$0	3,557	November 2014
December 2004	628	$0	628	December 2014
August 2006	942	$26.36	942	August 2016
July 2007	2,500	$27.36	2,500	July 2017
November 2007	6,250	$23.84	6,250	November 2017
January 2008	3,750	$22.8	3,515	January 2018
August 2008	6,250	$15.2	5,078	August 2018

	39,590		38,183

As of December 31, 2011, there was less than $1 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 0.59 years.

2.	The Company had accounted for its options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value of options granted with an exercise price of $0, was equal to the share price at the date of grant.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHARE CAPITAL (Cont.)

3.	The total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations were $1 and $19 for the years ended December 31, 2011 and 2010, respectively.

4.	Options to purchase 31,624 Ordinary shares at an exercise price of $0, which were granted during the years 2003-2010, were exercised during 2010.

5.	On April 11, 2011, the Company granted 17,500 warrants to purchase 17,500 Ordinary shares of the Company, nominal value NIS 0.04 per share to its non-employee. The warrants are exercisable for a period of four years. During the year 2011, an expense of $1 was recognized.

NOTE 11:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the Consumer Price Index (CPI) until the end of 2007. As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of ASC 740, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

According to the law, until 2007 the results for tax purposes were adjusted for changes in the Israeli CPI.

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

NOTE 11:- INCOME TAXES (Cont.)

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

As of December 31, 2011, management believes that the Company will be able to meet all of the aforementioned conditions.

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

NOTE 11:- INCOME TAXES (Cont.)

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

As of December 31, 2011, the Company did not generate income under the Law prior to and after the Amendment.

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

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:- INCOME TAXES (Cont.)

d.	Tax rates applicable to the income of the Company:

Taxable income of the Company is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2011	2010
Tax asset in respect of:
Operating loss carryforward and deductions	$22,642	$17,081
Reserves, allowances and other	15	54

Net deferred tax asset before valuation allowance	22,657	17,135
Valuation allowance	(22,657)	(17,135)

Net deferred tax asset	$-	$-

As of December 31, 2011 and 2010, the Company has provided valuation allowances of $22,657 and $17,135, respectively, in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and the other temporary differences will not be realized in the foreseeable future.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:- INCOME TAXES (Cont.)

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

The Company has estimated accumulated losses for tax purposes as of December 31, 2011, in the amount of approximately $71,810, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company's subsidiary in Israel has estimated accumulated losses for tax purposes as of December 31, 2011, in the amount of approximately $448 which may be carried forward and offset against taxable income in the future for an indefinite period. The Company's subsidiary in the United States has estimated total available carryforward tax losses as of December 31, 2011 of approximately $10,788 to offset against future tax profits.

h.	Income taxes for the twelve months ended December 31, 2011 and 2010:

The Company and its subsidiary have not recorded any tax expenses during the 12 months ended December 31, 2011 and 2010, as the Company has losses.

i.	The Company adopted the provisions of ASC 740 for uncertain tax positions on January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting ASC 740 for uncertain tax positions. The Company did not record a liability deriving from the implementation of ASC 740 for uncertain tax positions.
F-46

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:- FINANCIAL INCOME

	Year ended December 31,
	2011	2010	2009

Financial income:
Interest income on short-term deposits	$(3)	$(32)	$(87)
Interest and realized gain on marketable securities	(9)	(297)	(45)
Foreign currency adjustments gains and other	(15)	(462)	(33)
Revaluation of warrants related to share purchase agreement	(1,637)	(1,072)	-

	(1,664)	(1,863)	(165)
Financial expenses:
Bank and interest expenses	19	36	107
Foreign currency adjustments losses	3	473	-
Realized loss on marketable securities	-	-	13
Issuance cost derived from warrants related to share purchase agreement	-	244	-
Others	251	79	-

	273	832	120

	$(1,391)	$(1,031)	$(45)

NOTE 13:- RELATED PARTY TRANSACTIONS

a.	In June 2003, the Company entered into a license agreement with a company owned by a shareholder of the Company to use its intellectual property for a period of 20 years for consideration of up to $100. During the years 2011, 2010 and 2009, expenses of $0, $0 and $80 were recorded, respectively.

As of December 31, 2011, the Company has no further obligation in connection with this transaction.

b.	On December 24, 2008, the Company entered into an Exclusive Testing and Administrative Services Agreement with another company, pursuant to which the other company has the exclusive right to distribute the Company's current diagnostic tests in Turkey and Israel. One of the Company's directors has served as Vice Chairman and Chairman of the Research and Development Committee in the other company's board of directors since 1991. In 2011 and 2010, the Company received $40 and $23 under this agreement, respectively. On May 9, 2011 the director has resigned from the Company's Board of Directors

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:- SUBSEQUENT EVENTS

On January 27, 2012, the Company has sold an aggregate of $1.75 million in senior secured debentures in a private placement transaction with an accredited investor.

The debentures have a maturity date of January 26, 2013 and accrue interest at a rate of 10% per annum, payable semi-annually. An aggregate of $300 in principal amount of the debentures may be converted into the Company's ordinary shares at a conversion price of $0.0944 per share. The debentures are secured by a security interest in all current and future assets of the Company and any current or future subsidiary.

