Form 20-F/A
period 2011-12-31
Rosetta Genomics Ltd.
filed 2012-05-01
CIK 1362959

As filed with the Securities and Exchange Commission on May 1, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 2, 2012 (the “2011 Form 20-F”), for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

No other changes have been made to the 2011 Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of April 2, 2012 of the 2011 Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

PART III

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Amendment No. 1 to such Annual Report.

Exhibit Number	Description of Exhibit

101#	The following materials from Rosetta Genomics Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

#	Users of the XBRL data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to such annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: May 1, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President