Form 20-F/A
period 2012-12-31
Rosetta Genomics Ltd.
filed 2013-05-14
CIK 1362959

As filed with the Securities and Exchange Commission on May 14, 2013

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

2

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Rosetta Genomics Ltd. for the fiscal year ended December 31, 2012, originally filed by Rosetta Genomics Ltd. with the Securities and Exchange Commission on March 22, 2013 (the “Original Filing”). This Amendment is being filed solely for the purpose of amending Exhibit 4.17 under Item 19 of Part III of the Original Filing.

Except as described above, no other changes have been made to the Original Filing and this Amendment does not modify or update disclosures in the Original Filing and does not reflect subsequent events occurring after date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing, which continues to speak as of the date of the Original Filing.

3

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1(12)	Amended and Restated Articles of Association.
2.1(1)	Form of Share Certificate for Ordinary Shares.
2.2(1)	Investor Rights Agreement dated April 4, 2006.
2.3(6)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the January 2010 registered direct offering.
2.4(7)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the December 2010 private placement.
2.5(7)	Form of Series B Warrant issued by Rosetta Genomics Ltd. to the investors in the December 2010 private placement.
2.6(7)	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the investors in the December 2010 private placement.
2.7(8)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the February 2011 private placement.
2.8(8)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors in the February 2011 registered direct offering.
2.09(8)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the placement agent in the February 2011 registered direct offering.
2.10(8)	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the investors in the February 2011 private placement.
2.11(9)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2011 private placement.
2.12(9)	Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the investors in the October 2011 private placement.
2.13(18)	Form of warrant issued to the placement agent in the January 2012 debt financing.
2.14(14)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the April 2012 Registered Direct Offering.
2.15(15)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the May 2012 Registered Direct Offering.
2.15(11)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the second May 2012 Registered Direct Offering.
2.16(18)	Form of warrant issued to consultants.
2.17(18)	Form of Purchase Option Agreement issued to the underwriter in the August 2012 underwritten public offering.
4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.3(1)	Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).
4.4(3)	Lease, dated December 2, 2007, between 15 Exchange Place Corp. and Rosetta Genomics Inc.
4.5(4)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.
4.6(1)	2003 Israeli Share Option Plan.
4.7**	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.8(1)	Form of Director and Officer Indemnification Agreement.
4.9(5)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.10(16)@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.
4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.
4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.14(4)@	Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd.
4.14.1(16)	Letter Agreement, dated January 17, 2011, amending the Exclusive Testing and Administrative Services Agreement between Rosetta Genomics Ltd. And Teva Pharmaceutical Industries Ltd.

4

4.15(13)	Share Transfer Agreement, dated December 13, 2011, by and between Rosetta Genomics Ltd and the purchasers listed on Exhibit A thereto.
4.16(17)	Agreement and Release, dated June 21, 2012, by and between Rosetta Genomics Ltd. and the investor in the January 2012 debt financing.
4.17@+	Revised Co-Marketing Agreement, dated October 11, 2012, by and between Rosetta Genomics Ltd., Rosetta Genomics, Inc. and Precision Therapeutics, Inc.
8.1(16)	Subsidiaries.
12.1**	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2**	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
12.3*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.4*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1**	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101**#	The following materials from Rosetta Genomics Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.
(5)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(6)	Incorporated by reference from the Registrant’s Form 6-K dated January 2010 (Reg. No. 001-33042), filed with the SEC on January 14, 2010.
(7)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.
(8)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated October 2011 (Reg. No. 001-33042), filed with the SEC on October 14, 2011.
(10)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 (Reg. No. 001-33042), filed with the SEC on March 31, 2011.
(11)	Incorporated by reference from the Registrant’s Form 6-K dated May 2012 (Reg. No. 001-33042), filed with the SEC on May 25, 2012.
(12)	Incorporated by reference from the Registrant’s Form 6-K dated May 2012 (Reg. No. 001-33042), filed with the SEC on May 14, 2012.
(13)	Incorporated by reference from the Registrant’s Form 6-K dated December 2011 (Reg. No. 001-33042), filed with the SEC on December 19, 2011.
(14)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on April 16, 2012.
(15)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on May 17, 2012.
(16)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 (Reg. No. 001-33042), filed with the SEC on April 2, 2012.
(17)	Incorporated by reference from the Registrant’s Form 6-K dated June 2012 (Reg. No. 001-33042), filed with the SEC on June 22, 2012.
(18)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-182329), filed with the SEC on June 25, 2012, as amended on July 26, 2012 and August 2, 2012..

*	Filed herewith
**	Previously filed as part of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission on March 22, 2013, which this Amendment No. 1 to the Annual Report on Form 20-F/A amends.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.
+	Replaces previously filed exhibit.
#	Users of the XBRL data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

5

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to such annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: May 14, 2013	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President

6