Form 20-F
period 2013-12-31
Rosetta Genomics Ltd.
filed 2014-03-31
CIK 1362959

As filed with the Securities and Exchange Commission on March 31, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Kenneth A. Berlin, CEO and President

3 Independence Way, STE 209,

Princeton, N.J. 08540, USA

Tel: 609.419.9000

Fax: 609.419.9009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2013, the issuer had 10,470,230 ordinary shares outstanding and no preferred shares outstanding.

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

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following financial data for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2009 and 2010 and as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements which are not included in this Annual Report. In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory. Parkway remained an indirect wholly owned subsidiary until we sold it in May 2009. On April 18, 2013, we signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with our sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra and Parkway paid us a total of $625,000. Operating results for Parkway have been classified as discontinued operations for all presented periods. On February 4, 2010, we established Rosetta Green Ltd. (“Rosetta Green”) as a controlled subsidiary. As of December 31, 2010, we owned approximately 76.2% of the outstanding ordinary shares of Rosetta Green, therefore, Rosetta Green results were consolidated in 2010. In December 2011, we sold our complete ownership interest in Rosetta Green, which represented approximately 50.03% of the outstanding ordinary shares of Rosetta Green. Information relating to Rosetta Green is incorporated into the Consolidated Statements of Comprehensive Loss at item net loss from discontinued operations, with no effects on 2013 results. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss:
Revenues:	$405	$201	$103	$279	$150

Cost of revenues	709	258	324	628	339
Gross loss	304	57	221	349	189

Consolidated Statements of Operations:
Operating expenses:
Research and development	1,744	1,247	3,386	5,707	6,552
Marketing and business development	7,002	3,938	2,633	4,881	4,451
General and administrative	4,297	3,025	2,537	2,424	3,605
Other expenses related to the settlement with Prometheus	-	-	-	554	-
Total operating expenses	13,043	8,210	8,556	13,566	14,608
Operating loss	13,347	8,267	8,777	13,915	14,797
Financial expenses (income), net	(177)	2,429	(1,384)	(1,031)	(45)
Loss from continuing operations	13,170	10,696	7,393	12,884	14,752
Other comprehensive income attributed to marketable securities	-	-	7	-	-
Net loss (income) from discontinued operations	(273)	(239)	1,444	1,871	1,753
Net loss after discontinued operations	12,897	10,457	8,830	14,755	16,505

Net loss attributable to Rosetta Genomics	$12,897	$10,457	$8,830	$14,755	$16,505
Basic and diluted net loss per ordinary share from continuing operations	$1.37	$2.40	$14.55	$45.75	$65.4
Basic and diluted net loss (income) per ordinary share from discontinued operations attributable to Rosetta Genomics	$(0.028)	$(0.054)	$2.85	$6.6	$7.8
Basic and diluted net loss per ordinary share attributable to Rosetta Genomics	$1.34	$2.35	$17.4	$52.35	$73.2
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Rosetta Genomics	9,593,952	4,448,449	507,622	281,801	225,722

	As of December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,774	$30,798	$735	$2,635	$3,329
Restricted cash	24	34	37	-	1,076
Short-term bank deposits	7,667	130	112	190	3,143
Marketable securities	-	-	-	148	2,756
Trade receivable	224	88	11	21	72
Working capital (deficiency)	23,060	30,487	(638)	501	8,628
Total assets	25,880	32,530	2,044	5,293	12,743
Convertible loan	-	-	-	-	1,500
Long-term liabilities	309	364	552	2,592	3,596
Total shareholders’ equity (deficiency)	23,633	30,900	(356)	(630)	6,842
Capital stock	132,032	126,402	84,689	74,778	68,206

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We have used substantial funds to discover, develop, commercialize and protect our microRNA tests and technologies and will require substantial additional funds to continue our operations. As of December 31, 2013, we had cash, cash equivalents, short-term bank deposits and restricted cash of $24.5 million, compared to $31 million as of December 31, 2012. Based on our current operations, we believe our existing funds will be sufficient to fund operations until late 2015. We may seek additional funding through collaborative arrangements and public or private equity offerings and debt financings, and we may elect to raise additional funds even before we need them if the conditions for raising capital are favorable. Additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, tests or products in development or approved tests or products that we would otherwise pursue on our own. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations.

The approach we are taking to discover and develop novel diagnostics and therapeutics is new and may never lead to commercially accepted products.

We have concentrated our research and development efforts on diagnostics and therapeutics in the new field of microRNAs. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies: Rosetta Cancer Origin Test™ (formerly “miRview® mets2“), Rosetta Mesothelioma Test™ (formerly “miRview® meso”), Rosetta Lung Cancer Test™ (formerly “miRview® lung”), and Rosetta Kidney Cancer Testt™ (formerly miRview® kidney”). To date, these tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new, and the scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus solely on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in commercializing our existing diagnostic tests or developing and commercializing additional microRNA-based tests or products, our business may fail.

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

Our operations began in 2000, and we have only a limited operating history upon which our business and prospects can be evaluated. In addition, as a company providing relatively new diagnostic services, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to successfully:

•	maintain and further build our strong intellectual property portfolio;
•	execute development activities using an unproven technology;
•	execute sales, marketing and distribution activities;
•	continue to develop and maintain successful strategic relationships;
•	manage our spending while costs and expenses increase as we expand our efforts to discover, develop and commercialize diagnostics and therapeutics based on microRNAs; and
•	gain commercial and, if applicable, regulatory acceptance of our tests and products.

If we are unsuccessful in accomplishing these objectives, we may not be able to raise capital, develop additional tests or products, successfully commercialize our existing tests, expand our business or continue our operations.

We have a history of losses and may never be profitable.

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2013, we had an accumulated deficit of $108.4 million. We had net loss after discontinued operations of $12.9 million for the year ended December 31, 2013. Our net loss from continuing operations for the year ended December 31, 2013 was $13.2 million. We anticipate that the majority of any revenues we generate over the next several years will be from sales of our currently marketed products in the United States and from existing and future collaborations and licensing arrangements and the sale of future diagnostic tests using our microRNA technology. We cannot be certain, however, that our sales efforts in the United States or our existing collaborations will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including our currently marketed tests, will be successfully commercialized. If we are unable to secure significant revenues from our current selling efforts or through collaborations and the sale of tests or products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

Fluctuations in currency exchange rates of the New Israeli Shekel vs. the U.S. dollar may have a significant impact on our reported results of operations.

Fluctuations in currency exchange rates may have a significant impact on our reported results of operations. Although our reporting currency is the U.S. dollar, significant portions of our expenses are denominated in New Israeli Shekels, or NIS. In periods when the U.S. dollar is devalued against the NIS, our reported results of operations may be adversely affected. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations. We enter from time to time into foreign currency hedge transactions in order to mitigate some of this risk, however, we are unlikely to offset the entire currency exchange risk.

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

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of March 17, 2014, our patent portfolio included a total of 31 issued U.S. patents, one issued Australian patent, one issued European patent, two issued Israeli patents, 46 pending patent applications worldwide, consisting of 26 U.S. patent applications, one of which received notice of allowance, six applications that are pending in Europe, three applications pending in Israel, two applications pending in Japan, two applications pending in Australia, two applications pending in Canada, three applications pending in China, two applications pending in Brazil and one application pending in Korea. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented.

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

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and any such changes could have a negative impact on our business. There have been several cases involving “gene patents” and diagnostic claims that have been considered by the U.S. Supreme Court. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc. the Court held that claims to isolated genomic DNA were not patentable subject matter, but claims to complementary DNA (cDNA) molecules were patentable subject matter. The effect of the decision on patents for other isolated natural products is uncertain, and this uncertainty includes microRNAs, which have a different chemical composition, differ in size, and have a more complicated discovery process than DNA. On March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. Although the decision relates to biomarker method patents affecting treatment decisions, the decision has created uncertainty around the ability to patent certain biomarker-related method patents. These decisions have increased the uncertainty with regard to our ability to obtain patents in the future as well as the value of current and future patents, once obtained. Depending on decisions by the U.S. federal courts and the Patent Office, the interpretation of laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents, all of which could have a material adverse effect on our business.

On March 4, 2014, the USPTO issued a memorandum to patent examiners titled 2014 Procedure For Subject Matter Eligibility Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena, And/Or Natural Products. These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings. And, while they expand the scope of the Myriad ruling to include all naturally occurring nucleic acids, our patents and pending applications include claims to non-naturally occurring derivatives of microRNAs, which we believe are patentable under U.S. and foreign patent laws. In addition, These guidelines reflect the USPTO’s interpretation of Supreme Court case law addressing patent subject matter eligibility. As such, the guidelines are subject to challenge in a court proceeding and are subject to modification by future court or USPTO decisions.

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

Although the U.S. Food and Drug Administration, or FDA, has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it has generally exercised enforcement discretion in not otherwise regulating most tests developed and validated at the high complexity CLIA-certified laboratory at which the test is performed. These tests are known as laboratory-developed tests, or LDTs. Our currently marketed tests were launched as LDTs by our CLIA–certified clinical laboratory operating in Philadelphia, Pennsylvania. In 2012, the FDA indicated that it was reviewing the regulatory requirements that will apply to LDTs, and held a public meeting to obtain input from stakeholders on how it should apply its authority to implement a reasonable risk-based and effective regulatory framework for LDTs. Since then, the FDA has periodically indicated that it still intends to provide more guidance in this area, but it has not indicated when or how those changes will be implemented. We are monitoring this development carefully, and although we intend to continue to launch new clinical tests as LDTs in our CLIA-certified laboratory, we cannot provide any assurance that FDA regulation, including pre-market clearance or approval, will not be required in the future for LDTs applying our microRNA technology. If pre-market clearance or approval is required, our business could be negatively impacted because we would have to obtain the data required to support required submissions to the FDA and because our CLIA-certified laboratory may be required to stop offering our tests until they are cleared or approved by the FDA.

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

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable patient health information, or “protected health information” including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH). HIPAA and HITECH and their implementing regulations and guidance will be collectively referred to herein as “HIPAA”. HIPAA’s privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA’s security standards require regulated entities or “Covered Entities” to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. HITECH amended HIPAA to require the reporting of breaches of protected health information to affected individuals, the federal government and in some cases, to the media. We are also subject to random audit by federal authorities, or audit and investigation in response to complaints. If we are found to be in violation of the privacy rules or security standards under HIPAA, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business. Any publicly reported breach could cause significant reputational harm to our business and significant expense for reporting, mitigation of harm and implementation of corrective actions mandated by regulators. HITECH expended HIPAA enforcement authority to state attorneys general, so we are subject to additional enforcement and penalties from each state where individuals affected by a HIPAA violation may reside. Allegations that we have violated individuals’ privacy or security rights, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. In the event of a data breach affecting individuals from more than one state, we must comply with all relevant state notification requirements as well as HIPAA and are subject to enforcement by all relevant state and federal authorities as well as fines and penalties imposed by each state. Non-U.S. privacy protection requirements such as the European Union’s Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar penalties.

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

In November 2010, we reacquired the U.S. commercial rights to our current diagnostic tests, and in May 2011, we established our own internal oncology sales team consisting of four oncology sales specialists, which has been since been increased and currently stands at thirteen oncology sales specialists and one national sales director. To date, this team has had limited success in commercializing our diagnostic tests. In addition, in July 2012 (as amended in October 2012), we entered into a co-marketing agreement with Precision Therapeutics, pursuant to which we granted Precision Therapeutics the co-exclusive right, along with us, to market the Rosetta Cancer Origin TestTM in the United States. Precision Therapeutics launched its marketing effort in October 2012, but had limited success and this agreement terminated on February 28, 2014. If we are unable to establish adequate sales, marketing and distribution capabilities to successfully commercialize our tests in the United States, whether independently or with third parties, it will have a material adverse effect on our business and financial condition.

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing. Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we and others who may develop products based on our microRNA technology are targeting or may target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We and others who may develop products based on our microRNA technology may also face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we, our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we and others who may develop products based on our microRNA technology will also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNA technologies. We are aware of several other companies that are working to develop microRNA-based diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. In addition, we face competition from companies that have developed or are developing diagnostic tests based on other non-microRNA technologies such as Response Genetics, Inc. and Biotheranostics, Inc. Any of these companies may develop microRNA-based or other tests or products more rapidly and more effectively than we or our collaborators will. If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we and others who may develop products based on our microRNA technology may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

In the United States, private and government payors decide whether to cover a new diagnostic test, the amount that they will pay for a covered test and the specific conditions for reimbursement. In May 2012, we announced that the designated Medicare Administrative Contractor, or MAC, with jurisdiction for the Rosetta Cancer Origin TestTM had informed us that it plans to cover this test for Medicare beneficiaries, and in June 2012, we announced that the MAC had established a reimbursement rate for the test. We then announced that this MAC had formalized their coverage decision in a Local Coverage Determination (LCD) effective August 1st, 2013. Each third-party payor, however, makes its own decision about which tests it will cover and how much it will pay. While many third-party payors will follow the lead of Medicare, we cannot provide any assurance that other payors will cover this test or any of our other tests. The coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of each of our tests to each payor separately, with no assurance that approval will be obtained. Furthermore, reimbursement from third party payors depends upon whether a service is covered under the patient’s policy and if payment practices for the service have been established. If third-party payors decide not to cover our diagnostic tests or if Medicare or other payors offer inadequate payment amounts, our ability to generate revenue from our diagnostic tests could be limited. Third-party payors that decide to reimburse for our tests may stop or lower payment at any time, which would reduce revenue. We cannot predict whether third-party payors will cover our tests or offer adequate payments. We also cannot predict the timing of such decisions. In addition, physicians or patients may decide not to order our tests if third-party payments are inadequate, especially if ordering the test could result in financial liability for the patient.

In the United States, the American Medical Association, or AMA, assigns specific Current Procedural Terminology, or CPT, codes, which are a medical nomenclature used to report medical procedures and services under public and private health insurance plans. Once the CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, establishes reimbursement payment levels and coverage rules for Medicare, and private payors establish rates and coverage rules independently. While we have been assigned a CPT code for the Rosetta Cancer Origin TestTM, we cannot guarantee that any of our other tests will be assigned a CPT code and will be approved for reimbursement by Medicare or other third-party payors. Additionally, any or all of our diagnostic tests developed in the future may not be approved for reimbursement or may be approved at a level that limits our commercial success.

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

In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep these costs down. Some of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of payment available for our tests from governmental agencies or third-party payors. While in general it is too early to predict specifically what effect the ACA and its implementation or any future healthcare reform legislation or policies will have on our business, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

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

Any diagnostic tests or therapeutic products using our microRNA technology that we, our collaborators or third-party licensees have developed or are developing are based upon new technologies or diagnostic or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a microRNA-based approach. As a result, it may be more difficult for us, our collaborators or third-party licensees to convince the medical community and third-party payors to accept and use such tests and products. Other factors that we believe will materially affect market acceptance of diagnostic tests or therapeutic products using our microRNA technology include:

•	the timing of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the success of physician education programs;

•	the availability of alternative diagnostics and therapeutics; and

•	the pricing of such tests or products, particularly as compared to alternatives.

Risks Related to Our Dependence on Third Parties

We are largely dependent upon our distributors for the success of commercialization of our current diagnostic tests.

We currently have the following distribution agreements relating to our diagnostic tests:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the right to distribute these tests in Turkey and Israel;

•	with Warnex Medical Laboratories, a division of Warnex, Inc., pursuant to which Warnex has the right to distribute some of these tests in Canada;

•	with Genekor S.A., pursuant to which Genekor has the exclusive right to distribute these tests in Greece and Romania and a non-exclusive right to distribute these tests in Turkey;

•	with Super Religare Laboratories Limited (SRL), pursuant to which SRL has the non-exclusive right to distribute these tests in India, Saudi Arabia, Qatar and the United Arab Emirates; and

•	with Genetic Technologies Limited (GTL), pursuant to which GTL has the exclusive right to distribute these tests in Australia, New Zealand and Singapore.

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

We contract with a single manufacturer for the purchase of microarray chips for certain tests, including the Rosetta Cancer Origin Test™ and the Rosetta Kidney Cancer Test™. The failure of this manufacturer to supply sufficient quantities on a timely basis could have a material adverse effect on our business.

We use a single manufacturer for the supply of microarray chips for certain tests, including the Rosetta Cancer Origin Test™ and the Rosetta Kidney Cancer Test™. While we believe that there are a number of manufacturers from whom we could obtain such chips, we have not screened or approved any such manufacturers as potential back-up manufacturers for these chips, and it could take a significant amount of time and would be costly to do so. Accordingly, if this manufacturer is unable or unwilling to supply sufficient quantities of chips on a timely basis, it could have a material adverse effect on our business.

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

We currently have limited sales, marketing or distribution experience and may in the future depend significantly on third parties to commercialize microRNA-based diagnostic tests or therapeutic products we may develop.

We currently have a relatively small U.S. sales and marketing team. We may need to expand our sales team or, in the future, rely on collaborators or other third parties to commercialize certain future tests we may develop in the United States. We have limited control over the sales, marketing and distribution activities of our collaborators, and our future revenues will depend on the success of the efforts of our collaborators. To expand our internal sales, distribution and marketing capabilities, we will have to invest financial and management resources, and we will face a number of additional risks, including:

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

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates our CLIA- and CAP-accredited laboratory in Philadelphia, Pennsylvania. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

•	fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of our international operations;
•	difficulty managing operations in multiple locations, which could adversely affect the progress of our development programs and business prospects;
•	local regulations that may restrict or impair our ability to conduct pharmaceutical and biotechnology-based research and development;
•	foreign protectionist laws and business practices that favor local competition;

•	failure of local laws to provide the same degree of protection against infringement of our intellectual property, which could adversely affect our ability to develop tests or products or reduce future product or royalty revenues, if any, from tests or products we may develop;
•	laws and regulations governing U.S. immigration and entry into the United States that may restrict free movement of our employees between Israel and the United States; and
•	laws and regulations governing U.S. immigration and entry into the United States that could limit the number of foreign employees in our U.S. facilities.

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Under the rules of the SEC, we are required to comply with the management assessment of internal control over financial reporting requirement of Section 404 of the Sarbanes-Oxley Act of 2002. We have evaluated our internal control systems to allow management to report on our internal control over financial reporting as of December 31, 2013. We have not identified any internal control deficiencies that constitute a “material weakness” under applicable SEC and Public Company Accounting Oversight Board rules and regulations or that otherwise would materially affect internal controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We cannot guarantee that we will not identify material weaknesses or significant control deficiencies in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting.

Risks Related to Israeli Law and Our Operations in Israel

For certain calendar years, we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There may be negative tax consequences for holders of our ordinary shares who are U.S. residents and do not make certain timely tax elections.

We believe that we were a PFIC for the years ended December 31, 2003, 2006, 2007, 2010, and 2011. In addition, we believe we may be a PFIC for the year ended December 31, 2013 and 2012. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year (including cash) produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, all of which are relevant to the PFIC determination. Accordingly, there can be no assurances that the United States Internal Revenue Service (“IRS”) will not challenge our analysis or our conclusion regarding our PFIC status. For years in which we are determined to be a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Our treatment as a PFIC could therefore result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

We are headquartered in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our principal executive offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the winter of 2008, Israel was engaged in an armed conflict with Hamas in the Gaza Strip. This conflict involved missile strikes against civilian targets in central Israel that resulted in economic losses. Although Israel has entered into various agreements with the Palestinian Authority, Israel has been and is subject to related civil unrest and Palestinian terrorist activity, with varying levels of severity, since September 2000. In addition, tension among the different Palestinian factions may create additional unrest and uncertainty.

In addition, during 2011, riots and uprisings in several countries in the Middle East led to severe political instability and to a decline in the regional security situation. Such instability may affect the global economy and marketplace, could negatively affect business conditions and therefore could adversely affect our operations and make it more difficult for us to raise capital.

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

Some of our operations in Israel have been granted “approved enterprise” status by the Investment Center in the Israeli Ministry of Economy that resulted in our currently being eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, as amended. These benefits will commence in the first year in which we produce taxable income. Pursuant to these benefits, undistributed income that we generate from our “approved enterprise” will be tax exempt for two years and, thereafter, will be subject to a corporate tax at a rate of 25% for an additional five to eight years, depending on the extent of foreign investment in us. The availability of these tax benefits, however, is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, compliance with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and compliance with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled and we may be required to refund the amount of the benefits already received, in whole or in part, with the addition of linkage differentials to the Israeli consumer price index and interest, or other monetary penalty. The tax benefits that we anticipate receiving under our current “approved enterprise” program may not be continued in the future at their current levels or at all.

We participate in programs supported by the Israeli Chief Scientist, which may restrict the transfer of know-how that we develop.

We are currently participating in the consortium “Rimonim,” which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The aim of this consortium is to develop technologies for the use of siRNA and microRNA mimetics for therapeutics. The consortium includes five companies and eight academic groups. In addition, we are participating in a joint research program with Tel Aviv University that is jointly funded by the OCS, the aim of which is to develop a delivery system for microRNA mimetics for the treatment of cancer. The transfer of know-how developed in the framework of these programs or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the programs requires the consent of the OCS.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, if the target company's shares are divided into classes, the approval of a majority of each class of shares of the target company is required to approve a merger.

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

Prior to our February 2007 initial public offering, there was not a public market for our ordinary shares. There is a limited history on which to gauge the volatility of our stock price; however, since our ordinary shares began trading on NASDAQ on February 27, 2007 through March 28, 2014, our stock price has fluctuated from a low of $1.40 to a high of $619.77 (after giving effect to the reverse stock splits effected in July 2011 and May 2012). Furthermore, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our ordinary shares to fluctuate include:

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

History

We were incorporated under the laws of the State of Israel on March 9, 2000 as Rosetta Genomics Ltd., an Israeli company. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended (referred to herein as the “Companies Law”). Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-73-222-0700. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 3711 Market Street, Suite 740, Philadelphia, Pennsylvania 19104, U.S.A., telephone number: (215) 382-9000 and 3 Independence Way, Princeton, New Jersey 08540, telephone number: (609) 419-4000. Through Rosetta Genomics Inc., we market our products and perform lab services in the United States. Our web site address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

On February 4, 2010, we established Rosetta Green Ltd., an Israeli Company, as a controlled subsidiary. As of December 31, 2010, we owned approximately 76.2% of the outstanding ordinary shares of Rosetta Green. In February 2011, Rosetta Green completed an initial public offering in Israel on the Tel Aviv Stock Exchange, or TASE. In December 2011, we sold our complete ownership interest in Rosetta Green, which represented approximately 50.03% of the outstanding ordinary shares of Rosetta Green. We received an upfront payment of $900,000 for the Rosetta Green ordinary shares. In addition, we would have received in the future an additional payment of $2.0 million if Rosetta Green was acquired within three years from the date of signing of the share transfer agreement at a price per share reflecting Rosetta Green’s valuation of at least $90 million. In February 2013, Rosetta Green’s activity and assets were acquired by A.B. Seeds Ltd., an affiliate of Monsanto Co., at a valuation lower than $90 million.

On July 22, 2008, through Rosetta Genomics Inc., we purchased all of the shares of Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory, for an aggregate purchase price of $2.9 million (not including $207,000 of transaction expenses), consisting of $1.9 million in cash and $1.0 million of our ordinary shares, plus an additional $300,000 payable upon the achievement of certain milestones, which were not met. Parkway remained an indirect wholly owned subsidiary until May 18, 2009, when we sold Parkway for up to $2.5 million, to be paid as a fixed percentage from the revenues over six years. The purchaser was in default of its payment obligations to us, and on May 10, 2013, we entered into a settlement agreement pursuant to which we received $625,000 as total settlement of all past and future claims relating to the transaction of sale of Parkway. With its CLIA certification, Parkway helped us to obtain CLIA certification for our laboratory in Philadelphia, Pennsylvania.

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $626,000 in 2013, $298,000 in 2012, and $89,000 in 2011. Our capital expenditures during 2013, 2012, and 2011 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

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

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies:

•	Rosetta Cancer Origin Test™ (formerly “miRview® mets[2]“)– This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). The Rosetta Cancer Origin Test™ has replaced miRview® mets as our primary CUP assay.

•	Rosetta Mesothelioma Test™ (formerly “miRview® meso”) – This test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis.

•	Rosetta Lung Cancer Test™ (formerly “miRview® lung”) - This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate, or FNA, samples as well as pathology samples, such as small biopsies and resections. This test classifies primary lung cancers into Neuroendocrine vs. non-small cell lung cancer, or NSCLC, and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into small cell lung cancer, or SCLC, vs. carcinoid. The Rosetta Lung Cancer Test™ has replaced miRview® squamous as our primary lung diagnostic assay.

•	Rosetta Kidney Cancer Test™ (formerly "miRview® kidney”) – This test is a microRNA-based kidney tumor classification test for pathology samples. This test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma.

We currently have distribution agreements with respect to some of these tests covering Australia, Canada, Greece, India, Israel, New Zealand, Qatar, Romania, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.

In general, we are generating demand for our testing services, primarily the Rosetta Cancer Origin Test™, through our direct selling effort in the United States and are successfully fulfilling that demand in our lab in Philadelphia, Pennsylvania. We are working with our reimbursement vendor and consultants to gain more consistent payment from commercial payors, as well as to secure reimbursement coverage from Medicare. In addition, we have hired a Director of Reimbursement and Managed Care, and we are increasing our activity to establish policy-level reimbursement, which could improve our ability to receive prompt payment from commercial payors. In May 2012, we announced that the designated Medicare Administrative Contractor, or MAC, for the Rosetta Cancer Origin Testtm had informed us that it plans to cover this test for all Medicare beneficiaries, and in June 2012, we announced that the MAC had established a reimbursement rate for the test.

In addition, we have a number of projects in our diagnostics and therapeutics pipelines. In our diagnostics pipeline, we are in the discovery stage for four different diagnostic assays.

•	We are in the discovery stage for a diagnostic assay for the differential diagnosis of thyroid nodules in indeterminate Fine Needle Aspirates (FNAs). We have performed initial studies in thyroid resection samples as well as FNAs preserved in cell blocks, which demonstrated that by using microRNA expression levels we can differentiate malignant nodules from benign nodules. We also demonstrated we could extract and profile microRNAs from thyroid FNAs preserved in smears. We are currently commencing larger studies.
•	We are in the discovery stage for a blood-based diagnostic test for early diagnosis and refined risk stratification of patients following Myocardial Infarction (MI). We have performed a proof of concept (POC) study which demonstrated that by using microRNA expression levels in serum we could identify heart failure patients. We also performed additional studies involving various blood fractions to assess the feasibility to develop a minimally invasive microRNA-based stratification test for HF.
•	We are in early discovery stage for a blood- or urine-based assay for the non-invasive diagnosis of chronic kidney rejection.
•	We are in the early discovery stage for a diagnostic assay for the early diagnosis of Alzheimer’s disease (AD). We have performed preliminary studies comparing serum samples of AD patients to samples of healthy controls and identified several microRNAs differentially expressed in AD serum were expressed in AD brain. Rosetta plans to conduct a proof-of-concept study in additional cohorts in order to profile differentially expressed microRNAs in the cerebrospinal fluid of AD patients compared with normal donors using deep sequencing. We plan to advance studies relating to this project in 2014.

MicroRNAs also represent potential targets for the development of novel drugs. We have three distinct therapeutic projects:

•	We are in the discovery stage of a project aimed at developing a microRNA-based therapeutic for the treatment of human Cytomegalovirus (CMV) infection. We are currently studying the effect of a library of microRNA mimetics and microRNA inhibitors on the viral replication.
•	We are participating in the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The aim of this consortium is to develop technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics for therapeutics. In this consortium, we are attempting to develop novel microRNA mimetic molecules with novel chemical modifications, as well as novel delivery systems for microRNAs. The consortium includes five companies and eight academic groups. The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the OCS. See also “Item 4.B. Business Overview – Rimonim Consortium.
•	We are working in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University) on the Magneton project, which is supported by the OCS. This project aims at developing a nano-carrier delivery system for micoRNA mimetics for the treatment of cancer, the transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law. See also “Item 4.B. Business Overview – Rimonim Consortium.

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

To leverage the potential of microRNAs as a novel diagnostic platform, we have developed proprietary methods to extract microRNAs from a wide range of tissue and body fluid samples and to quantify specific microRNA expression signatures, which may be used as diagnostic panels to potentially diagnose cancers, their subtypes, as well as the origin of metastases. We have already developed and launched a number of diagnostic tests based on our platforms and have published several papers demonstrating how our methods can be used to develop such diagnostics (e.g. Rosenwald et al., Modern Pathology, 2010; Benjamin et al., Journal of Molecular Diagnostics, 2010). Moreover, we were able to demonstrate the utility of our developed tests in post-market studies with collaborators from leading medical centers in the United States and Europe (Bishop et al. Clinical Cancer Research, 2010; Muller et al., The Oncologist, 2010).

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

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based diagnostic tests. Our key business strategies to achieve this goal are as follows:

•	Leverage our knowledge and experience. We plan to leverage our extensive microRNA knowledge and experience to potentially develop additional tissue based as well as body fluid-based diagnostic tests.
•	Maximize sales of our current commercial tests through geographic partners and our own commercial efforts. We plan to maximize revenues from our four current commercial tests via corporate relationships and through our own targeted commercial efforts. To date we have entered into distribution agreements with five distributors, pursuant to which these distributors have the right to commercialize these tests in their territories. Furthermore, during 2013 we expanded our sales force from five to 10 territory managers at the end of 2013 and 13 as of the date of this report.
•	Build and maintain a strong intellectual property position. We believe that we were the first commercial enterprise to focus on the emerging field of microRNAs. We also believe we have an early and strong intellectual property position (both patents we own and those we have exclusively, co-exclusively, or non-exclusively licensed) in the area of developing and commercializing microRNA-based diagnostic tests. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences. We have also filed, and intend to continue to file, patent applications that claim our technical platforms and method-of-use for specific diagnostic and therapeutic applications.
•	Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading clinical diagnostic and pharmaceutical companies to further develop and commercialize microRNA-based diagnostics. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attractive to additional collaboration partners.

Our Diagnostic Tests

The Role of MicroRNAs in Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;
•	the exact type of the disease;
•	the severity of the disease;
•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;
•	the monitoring of success of a chosen therapy; or
•	the likelihood of disease recurrence.

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

Our Diagnostic Product Development Process

Our development process for diagnostic products consists of the following important steps:

•	Access to samples. As a prerequisite for the development and clinical validation of diagnostic products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions in Israel, Europe and the United States that provide us high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples relevant to different disease areas such as cancer, cardiovascular indications, women’s health, and neurodegenerative diseases. The sample collections include solid tumor samples and various body fluids such as blood, as well as high quality tissue samples from archival pathology banks. Where relevant, samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.
•	RNA extraction. We utilize both commercial and our proprietary technologies to extract microRNAs from both tissue and body fluid samples.
•	Expression profiling. The identification of microRNA biomarkers requires sensitive and specific measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly, robustly and accurately perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.
•	Analysis. We analyze expression profiles to identify microRNA signatures, which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment, and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our analytical expertise is one of our key advantages.

Current Commercial Tests

We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies:

•	Rosetta Cancer Origin TestTM (formerly “miRview® mets[2]“) – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). CUP is a heterogeneous group of cancers that constitutes approximately 3-5% of all cancers with a poor median survival of six to ten months. It is estimated that between 30,000 to 70,000 patients in the United States are diagnosed with CUP each year. A patient is typically diagnosed with CUP only after undergoing a wide range of tests, including various imaging tests such as x-ray, CT, MRI, and PET, which have failed to identify the origin of the cancer. Presently, the choice of treatment for metastatic cancer is largely dependent on the nature of the primary tumor. Patients with CUP pose a therapeutic dilemma and treatment is often empiric with a “one treatment fits all” approach. In the era of rapidly growing effective cytotoxic and targeted therapies for known cancers, quicker and more accurate methods to identify the tissue of origin of CUP cancers would permit the use of these therapies, thereby improving the chances of achieving a response and possibly extending the patient’s survival. The Rosetta Cancer Origin Testtm is able to identify 42 tumor types that include carcinomas, soft tissue tumors, lymphoma and other malignancies with very high accuracy.
•	Rosetta Mesothelioma TestTM (formerly “miRview® meso”) – This test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis. Malignant pleural mesothelioma, or MPM, is a solid, locally aggressive tumor of the lung pleura that covers and later invades the lung parenchyma, which leads to a severe clinically symptomatic disease. Exposure to asbestos is still a major factor that contributes to the continuing growth in number of cases. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical. However, the distinction between mesothelioma and carcinomas that involve the pleura, in particular peripheral pulmonary adenocarcinoma, can be challenging. Because of the inter-observer variations between pathologists, and because of the absence of a single specific and reliable biomarker for the diagnosis of mesothelioma, there is a need for a reliable and objective assay that would help make this distinction with greater confidence. We used microRNA biomarkers we identified to develop the Rosetta Mesothelioma Testtm, a molecular assay for the differential diagnosis of mesothelioma. This assay provides a standardized, quantitative alternative to the currently applied methods. The small number of microRNAs needed for classification, the high tissue specificity of these microRNAs and the ease of their determination from archival fixed tissues embedded in paraffin, makes this assay a practical option. The microRNA-based assay that we have developed, uses expression levels of only three microRNAs, and is able to accurately diagnose mesothelioma and distinguish it from lung adenocarcinoma and other malignancies involving the lung and pleura with very high sensitivity and specificity. This assay is simple to perform and highly reliable in its reproducibility.
•	Rosetta Lung Cancer TestTM (formerly “miRview® lung”) - This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate, or FNA, samples as well as pathology samples, such as small biopsies and resections. The test targets all newly diagnosed lung cancer patients, estimated to be more than 200,000 people annually in the United States alone. The test classifies primary lung cancers into Neuroendocrine vs. NSCLC and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into Small Cell Lung Cancer (SCLC) vs. carcinoid. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor, where the sample can be either a cytology sample or a pathology sample. The assay measures the expression of 8 microRNAs and using that expression accurately identifies the lung cancer subtype. The Rosetta Lung Cancer Testtm has replaced miRview ® squamous as our primary lung diagnostic assay.

Lung cancer is the leading cause of cancer-related death in both men and women worldwide and in the United States. It is estimated that in the United States alone, there will be were 224,210 new cases of lung cancer diagnosed in 2014 and that approximately 159,260 people will die of the disease this year.

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

•	Rosetta Kidney Cancer TestTM (formerly miRview® kidney”) - In May 2012 we launched this microRNA-based kidney tumor classification test for pathology samples. This test targets newly diagnosed kidney tumor patients, estimated to be more than 65,000 people in the United States in 2013. Renal cancers account for more than 3% of adult malignancies and cause more than 13,000 deaths per year in the United States. The test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma. These histological subtypes vary in their clinical course and their prognosis, and different clinical strategies have been developed for their management. In some of the kidney tumor cases it is difficult for the pathologist to distinguish between tumor types on the basis of morphology. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor. The assay uses the expression of 24 microRNAs to accurately identify the kidney tumor subtype.

We currently have the following active distribution agreements:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Turkey and Israel;
•	with Genekor S.A., pursuant to which Genekor has the exclusive right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Greece and Romania and a non-exclusive right to distribute these tests in Turkey; and
•	with Genetic Technologies Limited (GTL), pursuant to which GTL has the right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Australia, New Zealand and Singapore.

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

Our Long-term Pipeline

We are currently working on the development of the following diagnostic tests, based on microRNA’s:

•	Thyroid neoplasia differential diagnosis- we are seeking to discover tissue-based microRNA biomarkers in order to develop a new assay for the differential diagnosis of indeterminate thyroid Fine Needle Aspirate (FNA) samples. Four to seven percent of the general population develops nodules in the thyroid that can be felt on examination though fewer than 10% are malignant. An FNA to obtain tissue for analysis is the standard technique for detecting cancer. It is estimated that close to 500,000 FNAs are performed each year in the U.S. and approximately 740,000 are performed annually in Europe. Interpretation of FNA samples is not always straightforward, leading to an indeterminate result in up to 30% of the samples. Currently, many patients with indeterminate results are sent to surgery as a precaution, though the majority are benign, exposing patients to unnecessary surgical risk and costing the system hundreds of millions of dollars. The assay we are seeking to develop has the potential to improve clinical management in a cost effective manner by reducing the number of unnecessary surgeries. We have so far conducted initial studies in which we have analyzed the microRNA expression in resected thyroid nodules as well as indeterminate FNAs preserved in cellblocks. Results demonstrated that by using microRNA expression levels we can differentiate malignant nodules from benign nodules. We have also demonstrated we could extract and profile microRNAs from thyroid FNAs, in various sample types and in a way consistent with common clinical practices. We are currently commencing larger studies. We anticipate launching this assay by the end of 2015.

•	Heart Failure - We are seeking to discover blood-based microRNA biomarkers in order to develop a new diagnostic assay for early diagnosis of heart failure and refined risk stratification of patients following Myocardial Infarction (MI). Heart Failure (HF) is a complex clinical syndrome that can result from any structural or functional cardiac disorder that impairs the ability of the ventricles to fill with or eject blood. It is the most prevalent disease in the western world and the only cardiovascular disease whose prevalence continues to rise. The worldwide prevalence of heart failure is estimated to be 23 million, with 6.6 million in the U.S. alone. The latter number is expected to rise to 9.6 million by 2030 due to population aging and increased survival from MI. Besides its high prevalence, HF is also the most expensive disease in western countries. Costs of treating HF in the U.S. were estimated at $31 billion in 2012. The assay we are seeking to develop has the potential to influence clinical management in a cost effective manner, by improving diagnosis, refining risk stratification and guiding therapy. We have so far conducted a first study, in which we have profiled 60 serum samples of HF patients and matching healthy controls. The study results were published in the European Journal of Heart Failure (Goren et. al., 2012), showing that elevated serum levels of specific microRNAs identify heart failure patients. In addition, we have conducted another study, in which we have measured microRNA levels in platelets isolated from blood samples of HF patients. Study results were published in the American Journal of Cardiology (Goren et al., 2014), showing that a significant reduction in the level of a specific microRNA (miR-150) in platelets of HF patients that also suffered Atrial Fibrillation (heart rhythm disorder).We are performing additional studies aimed at further examining the expression of the identified microRNA biomarkers in various blood fractions. We anticipate launching this assay in 2017.

•	Early diagnosis of Alzheimer’s disease- we are seeking to develop a new microRNA-based diagnostic test for the early diagnosis of Alzheimer’s disease (AD). AD is a progressive, degenerative disease that affects 1 in 10 people over the age of 65. The assay we are seeking to develop has the potential to influence clinical management of AD patients by diagnosing the disease early and enabling early intervention. We have so far profiled serum samples of AD patients in comparison to serum samples of healthy controls and identified that several microRNAs differentially expressed in AD blood maintained their direction when compared between AD brain and brain cancer tissue. Rosetta plans to conduct a proof-of-concept study in additional cohorts in order to profile differentially expressed microRNAs in the cerebrospinal fluid of AD patients compared with normal donors. The Company expects to advance studies relating to this project in 2014.

•	Non-invasive diagnosis of chronic kidney rejection- we are seeking to discover blood- or urine-based microRNA biomarkers in order to develop a new diagnostic test for chronic kidney rejection. At the present, kidney transplantation is widely accepted as treatment of choice for end-stage kidney disease. Worldwide, the number of patients receiving renal replacement therapy (RRT) is estimated at more than 1.4 million, with incidence growing by approximately 8% annually. Advances in post-transplant care including the introduction of new potent immunosuppressive drugs has led to a dramatic decrease in acute kidney rejection. However, long-term stable graft function remains an unreachable goal. In the recent decade, the progressive chronic deterioration, named also chronic rejection or chronic allograft dysfunction or nephropathy (CAD or CAN), resulting in the inevitable graft loss, has become a major problem in organ transplantation. The incidence of this phenomenon is quite prominent, involving 30% of all grafts in the first post-transplant year, progressing to 50% in year 5 and reaching nearly 100% of functioning grafts 10 years after transplantation. Chronic rejection is currently diagnosed only by histological examination of a tissue sample obtained by biopsy, which is expensive, unpleasant for the patient and, while usually well tolerated, associated with risk of bleeding and other complications and therefore unsuitable for a serial clinical use. Furthermore, morphological changes may be patchy, difficult to interpret and subject to observer bias. Therefore, presently, it is widely accepted that measurement of chronic graft injury is imprecise. The non-invasive test we are seeking to develop is being designed to diagnose patients at an earlier stage at a time that changes in therapy have the potential to alter outcome.

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

Because microRNAs are natural regulators of protein expression, we believe it is possible to develop microRNA-based therapeutic products, which can either increase or decrease the levels of proteins. A drug that mimics a microRNA should result in decreased levels of the proteins naturally regulated by that microRNA, while a drug that inhibits the microRNA should result in increased levels of those proteins. We believe that microRNAs can serve as a basis for a new class of therapeutic products and that we can leverage our microRNA diagnostic capabilities to help develop drugs targeting microRNAs.

We have demonstrated this in liver cancer, ovarian cancer and pancreatic cancer, where differential microRNAs that were shown in tissues of patients were used to find drug candidates that could inhibit those cancers through either microRNA inhibition or mimetics. In ovarian cancer we selected microRNAs that were over-expressed in ovarian tissues (both tumor and normal) comparing to other normal tissues, and in liver and pancreatic cancer we chose microRNAs that are over expressed in the cancerous tissue comparing to adjacent healthy tissue. Those microRNAs served to help us design modified oligonucleotides with anti-sense sequences that were used in vitro in proliferation assays. We specifically wanted to see microRNA inhibition that can lead to reduction in proliferation of cancer cell lines. The anti-microRNAs with the strongest effect over cell proliferation were selected as the drug candidates with most potential.

Our therapeutic pipeline consists of the following projects:

•	CMV Therapeutic- microRNAs are abundant among various organisms including DNA viruses of the herpesvirus family, such as human Cytomegalovirus (CMV). Viral microRNAs may directly regulate viral genes or they could target host genes and are involved in viral replication and in assisting the virus evade the host immune system. Human CMV is a widespread pathogen that infects the majority of the world's population by early adulthood. Human CMV can be the cause of morbidity and mortality in populations with immature or compromised immune systems. It is the leading viral cause of birth defects, where infection of neonates causes deafness and mental retardation, and is the major cause of retinitis and blindness in AIDS patients. Human CMV contributes to graft loss in bone marrow and solid organ transplants, causes disease in cancer patients receiving immunosuppressive chemotherapy, and likely contributes to ageing-associated immunosenescence. There is no vaccine to prevent human CMV infection, and the currently FDA-approved drugs for the treatment of CMV disease suffer from low bioavailability, toxicity, and the formation of resistant viruses.There is a true medical need for novel therapeutics for CMV infection. We are in the discovery stage in a project aimed at developing microRNA-based therapeutic for the treatment of human CMV infection. We have so far identified several viral microRNA candidates and prepared a library of microRNA mimetics as well as specific inhibitors of these microRNAs. We are currently studying the effect of the library compounds on viral replication and infectivity. We anticipate completing lead candidate selection in the third quarter of 2014 and are considering various alternative routes, through third parties and otherwise, for pre-clinical and clinical development.

•	Rimonim Consortium- In January 2011, we joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The purpose of the consortium is to develop RNA interference, or RNAi, -based therapeutics. As a member of the consortium, we are entitled to certain grants to support our research and development activities. Under the terms applicable to members of the consortium, so long as we continue to meet the criteria for receiving these grants, which criteria include the payment by us of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then we are not required to repay the grants. If we cease to meet these and other criteria, then the grant amounts for the year in which we ceased to meet the criteria become immediately due and payable to OCS. As of December 31, 2013, we had received total grants of $206,000 from the OCS for our development within the consortium and continued to meet the criteria to receive grants such that we are not obligated to repay those funds. The vision of the consortium is to develop new advanced technologies that are expected to help in solving some of the key problems and deficiencies that the industry is facing in developing RNAi-based therapeutics and create a significant RNAi-based industry in Israel by using breakthrough technologies and producing RNAi therapeutics and a range of additional products (diagnostics, chemical and biological services). Since discovery, the development of RNAi as first, a powerful research tool and, more recently, as a promising therapeutic approach, has occurred very rapidly. The ability to specifically silence virtually every gene including previously non-druggable (non-amenable for development of small molecule inhibitors) targets has made RNAi-based therapeutics a very attractive approach for treating diseases in many therapeutic areas.

The main challenges in the development of siRNA/microRNA therapeutics addressed by the consortium are:

1. siRNA/microRNA drug substance: Only a very limited number of non-toxic chemical modifications to the basic structures that are suitable to make the drug active and with the desirable properties are available.

2. siRNA/microRNA drug delivery to target tissues/cells: This is the major problem in the field. Practically all RNAi drugs in development are currently delivered only locally, and even the local delivery is not optimized. Efficient and productive systemic siRNA delivery has been demonstrated only to the kidney (non-formulated) and to the liver (formulated), whereas systemic delivery is needed for many serious diseases. In addition, most formulations currently available are highly toxic, thus allowing only very narrow therapeutic windows.

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

•	Magneton project- this project is being conducted in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University). It is aimed at developing a nano-carrier delivery system for micoRNA mimetics for the treatment of cancer.

Our Intellectual Property Strategy and Position

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;
•	Navigate the changing legal patent landscape;
•	defend our patents;
•	preserve the confidentiality of our trade secrets; and
•	operate without infringing the patents and proprietary rights of third parties.

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

As of March 17, 2014, our patent portfolio included a total of 31 issued U.S. patents, one issued Australian patent, one issued European patents, two issued Israeli patents, 46 pending patent applications worldwide, consisting of 26 U.S. patent applications, one of which received notice of allowance, six applications pending in Europe, three applications pending in Israel, two applications pending in Japan, two applications pending in Australia, two applications pending in Canada, three applications pending in China, two applications pending in Brazil and one application that was nationalized in Korea. Of these patent applications, 40 relate to human microRNAs and their uses, three claim viral microRNAs, and two contain claims related to our discovery process. 28 applications contain claims directed to microRNA-based diagnostics in Heart Failure, Alzheimer’s disease, Cancer of Unknown Origin (CUP), lung, mesothelioma and other cancers; and eight contain claims directed to microRNA-based therapeutics. The issued patents expire between 2022 and 2029. To date, patent protection related to numerous human genes has been obtained in the United States and elsewhere. Although recent rulings from the U.S. Supreme Court, as well as guidelines recently issued by the USPTO expanding these, have caused uncertainty relating to the patentability of naturally occurring nucleic acid sequences, our patents and pending applications include claims to non-naturally occurring derivatives of microRNAs, which we believe are patentable under U.S. and foreign patent laws. In addition, microRNAs require more extensive discovery methods than naturally occurring DNA. For additional information, see “Item 3. Key Information—D. Risk Factors— If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics will be harmed.” for a description of recent U.S. case law that could affect the patentability of genes and genetic material.

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

First Tier: Composition-of-Matter Patent applications on Biologically Validated MicroRNAs

We have filed a first tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, the microRNAs, claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. Our patent portfolio includes 29 issued patents and eight patent applications with composition-of-matter claims related to validated microRNAs.

Second Tier: Technologies to detect MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for our proprietary discovery process technologies for microRNA detection, including qRT-PCR methods, microarray, in-situ hybridization and extraction methods from all body fluids. Our patent portfolio includes two patent applications related to discovery process technologies.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. This tier of patent applications includes applications which we have filed ourselves and those that we have filed jointly with academic, medical and commercial partners with whom we collaborate. Our patent portfolio includes 35 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $537,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $330,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing tests and products from companies such as Response Genetics, Inc. Biotheranostics, Inc. and Veracyte, Inc. that have developed or are developing diagnostic tests based on other non-microRNA technologies, we also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. We believe the key competitive factors affecting the commercial success of our potential tests and products will be:

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

European Regulations

In the European Union, IVD medical devices have been regulated under EU-Directive 98/79/EC, or the IVD Directive, and corresponding national provisions. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers. IVDs are not subject to pre-market authorization by a regulatory authority but to a conformity assessment which is often performed by the manufacturer. Certain specified high-risk devices and devices for self-testing require that the conformity assessment be performed by an independent third party known as a “notified body.” Notified bodies are designated and monitored by the Member States and act under the control of the national authorities. Once certified, devices bear the CE marking which allows them to circulate freely in the EU/EFTA countries and Turkey.

In 2012, the EU published a revision to the current Directive in the form of a proposed Regulation. Unlike a Directive, a Regulation minimizes the likelihood of divergent transposition by Member States by ensuring that the legal requirements are implemented in the same way and at the same time. The proposed Regulation will introduce a new risk-based classification system based on the Global Harmonization Task Force classification rules. Depending on the level of risk associated with an IVD, IVD manufacturers will be required to include a notified body in the conformity assessment process. In addition, clinical evidence will be required for some IVDs. The new regulatory process is expected to replace the current one and will be phased in over a 5-year period.

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

The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued regulations, commonly known as “safe harbors.” These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including medical device manufacturers, that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.

Physician Self-Referral Laws

The federal ban on physician self-referrals, commonly known as the “Stark Law,” prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing for any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per service and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states these anti-referral laws apply not only to payment made by a federal health care program but also with respect to other payors, including commercial insurance companies. In addition, some state laws require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider even if the referral itself is not prohibited.

Other Fraud and Abuse Laws

The federal False Claims Act, or FCA prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a “qui tam” action, and such individual, known as a “relator” or, more commonly, as a “whistleblower,” who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

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

We currently rent approximately 6,437 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires in October 2017. Our wholly owned subsidiary, Rosetta Genomics Inc., rents approximately 3,651 square feet of office space in Princeton, New Jersey under a lease that expires in September 30, 2018. In addition, Rosetta Genomics Inc. rents approximately 7,349 square feet of laboratory space in Philadelphia, Pennsylvania under a lease that expires in December 2018. If our business grows we may need additional space, but expect that alternate facilities will be available on reasonable terms as and when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Since our inception in March 2000, we have generated significant losses. As of December 31, 2013, we had an accumulated deficit of $108.4 million. We funded our operations through December 31, 2013 primarily through proceeds received from the sale of equity securities to investors in the aggregate amount of approximately $133 million, including the following recent transactions:

•	On March 22, 2013, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which we could offer and sell, from time to time through Cantor, our ordinary shares, par value NIS 0.6 per share, having an aggregate offering price of up to $5.9 million. As of the time of the filing of this Annual Report on Form 20-F, we had sold through the Cantor Sales Agreement an aggregate of 1,559,537 of our ordinary shares, and received gross proceeds of $5.9 million. Sales of our ordinary shares under the Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

We have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and commercializing our products. We have not achieved profitability and we expect to incur significant additional losses over the next several years. We expect our net losses to continue primarily due to research and development activities relating to our internal product development, collaborations, business development, commercialization, and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Our sources of potential funding for the next several years are expected to include our existing cash and cash equivalents, as well as product revenues, additional equity and/or debt financings, funded research and development payments, and license fees and/or milestone payments under potential future collaborative arrangements.

Research and development expenses represented 13%, 15%, and 40% of our total operating expenses for the years ended December 31, 2013, 2012 and 2011, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $1.7 million in research and development expenses for the year ended December 31, 2013 included payroll and related expenses, research materials and related expenses, costs associated with license fees and intellectual property-related costs.

In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased all of the shares of Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory, for an aggregate purchase price of $2,900,000 (not including $207,000 of transaction expenses), consisting of $1,900,000 in cash and $1,000,000 of our ordinary shares, plus an additional $300,000 payable upon the achievement of certain milestones, which were not met. Parkway remained an indirect wholly owned subsidiary until May 2009, when we sold Parkway for a purchase price of up to $2,500,000, to be paid as a fixed percentage of revenues over six years. During the years 2010-2012, we received an amount of $178,000. Operating results for Parkway have been classified as discontinued operations for all presented periods.

On April 18, 2013 we signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with the sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra paid us a total of $625,000. As a result of this settlement, the Parkway asset has been removed from the balance sheets and the corresponding gain in the amount of $273,000 was recorded in the consolidated statements of comprehensive loss as income from discontinued operations.

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

Financial Operations Overview

Revenues

Revenues from continuing operations consist of revenues from sales of our diagnostic tests processed in our laboratory in Philadelphia. Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues in 2009. We have generated revenues from continuing operations for the years ended December 31, 2013, 2012, and 2011, in the amounts of $405,000, $201,000, and $103,000, respectively.

Cost of Revenues

Cost of revenues related to our products consist primarily of salaries and employee benefits of our lab personnel as well as material costs and costs related to rent and maintenance of our lab in Philadelphia.

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

We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect we will continue such studies in 2014. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are expensed as incurred.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses as well as expenses related to advertising, marketing campaigns, and our commercialization. As we continue to market our own products as well as explore new collaborations to develop and commercialize diagnostic and therapeutic products based on microRNAs, we anticipate that these expenses will increase.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, patent expenses, professional fees and expenses related to general corporate activities. We anticipate that general and administrative expenses will continue to grow in 2014 due to the continued growth and activities of our business.

Financial Expenses (Income)

Financial income for the year ended December 31, 2013 consisted primarily of interest from bank deposits and revaluation of warrants related to share purchase agreements. The revaluation of warrants related to share purchase agreements provided us with financial expense for the year ended December 31, 2012.

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

Fair Value Measurements and Disclosures

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term bank deposits, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short-term maturities.

We apply ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

Revenue Recognition

We generate revenues from diagnosing patient tissue received from private patients or third-party distributors. We perform the diagnostic testing in our lab in the U.S.

Revenues from sales of our diagnostic services are recognized in accordance with ASC 605, "Revenue Recognition in Financial Statements" ("ASC 605") when (1) persuasive evidence of an agreement exists, (2) delivery of tests result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable. In arrangements with private patients, in which prior to delivery the patient's third-party insurance provider has not contractually set the sale prices, or that are not covered by Medicare, we do not recognize revenue until the fees are fixed and determinable and collectability assured or the amounts have been collected.

Criterion (1) is satisfied when a final understanding between the parties as to the specific nature and terms exists. Criterion (2) is satisfied when we perform the test and deliver a report to the physician, or make the patient report available to the patient. Determinations of criteria (3) and (4) are based on our management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is assured. When evaluating collectability, we consider whether we have sufficient history to reliably estimate a payor’s individual payment patterns. To the extent all criteria set forth above are not met when test results are delivered, service revenues are recognized when cash is received from the payor. Under the arrangements with distributors, once delivery of a test result has occurred, the distributor is obligated to pay us the fixed price for such test pursuant to the relevant distribution agreement.

Royalties from licensing the right to use our products are recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use our products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met. As of December 31, 2013 and 2012, we had deferred revenue in an amount of $228,000.

Accounting for Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation- Stock Compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statements.

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on future expected forfeitures, that approximately 90% of our options will actually vest, and therefore have applied an annual forfeiture rate of 10% to all options that are not vested as of December 31, 2013. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for stock-option awards and value restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price of our stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2013 and 2012 was 119% and 122%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of our options. We determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the options.

We apply ASC 718 and ASC 505-50 "Equity-Based Payments to Non-Employees", with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2013, 2012, and 2011 may not be indicative of future compensation charges.

A.   OPERATING RESULTS

Years Ended December 31, 2013 and 2012 - Continuing Operations

Revenues. In the years ended December 31, 2013 and December 31, 2012, we recognized $405,000 and $201,000, respectively, as revenues from continuing operations. This increase resulted primarily from our increased commercial activities and investments in our commercial infrastructure.

Cost of revenues. Cost of revenues were $709,000 for the year ended December 31, 2013, including $16,000 of non-cash stock-based compensation, compared to $258,000 for the year ended December 31, 2012, which included $15,000 of non-cash stock-based compensation. This increase resulted primarily from a ramp up of resources to meet anticipated demand.

Research and development expense, net. Research and development expenses were $1.7 million for the year ended December 31, 2013, including $83,000 of non-cash stock-based compensation, compared to $1.2 million for the year ended December 31, 2012, including $26,000 of non-cash stock-based compensation. Research and development expenses for the year ended December 31, 2013 increased as we grew our R&D activities and expanded our pipeline.

Royalty bearing grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS, for funding approved research and development projects are presented as a reduction from the research and development expenses. We received grants in an amount of $206,000 and $153,000, for the years ended December 31, 2013 and 2012, respectively.

Marketing and business development expenses. Marketing and business development expenses were $7.0 million for the year ended December 31, 2013, including $191,000 of non-cash stock-based compensation, as compared to $3.9 million for the year ended December 31, 2012, including $326,000 of non-cash stock-based compensation. This increase resulted primarily from increased advertising and marketing activities and further investments in our commercial infrastructure.

General and administrative expenses. General and administrative expenses were $4.3 million for the year ended December 31, 2013, including $603,000 of non-cash stock-based compensation, as compared to $3.0 million for the year ended December 31, 2012, including $182,000 of non-cash stock-based compensation. This increase is a result of increased corporate activities due to the growth and expansion of the business.

Financial expenses (income), net. Net financial income was $177,000 for the year ended December 31, 2013, as compared to a net financial expense of $2.4 million for the year ended December 31, 2012.  Financial income for 2013 consisted primarily of interest from bank deposits and revaluation of warrants related to share purchase agreements. Financial expenses for 2012 primarily consisted of the change in fair value of the embedded conversion feature of $1.5 million and interest of $288,000 related to the $1.75 million convertible debenture, which was repaid in June 2012, as well as the revaluation of warrants related to share purchase agreements of $635,000.

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

Research and development expense, net. Research and development expenses were $1.2 million for the year ended December 31, 2012, including $26,000 of non-cash stock-based compensation, compared to $3.4 million for the year ended December 31, 2011, including $180,000 of non-cash stock-based compensation. Research and development expenses for the year ended December 31, 2012 were reduced significantly as a result of our restructuring efforts during 2011.

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

Financial expenses (income), net. Net financial loss was $2.4 million for the year ended December 31, 2012, as compared to a net financial income of $1.4 million for the year ended December 31, 2011.  Financial expenses for 2012 primarily consisted of the change in fair value of the embedded conversion feature of $1.5 million and interest of $288,000 related to the $1.75 million convertible debenture which was repaid in June 2012, as well as the revaluation of warrants related to share purchase agreements of $635,000. Financial income for 2011 included $1.6 million for revaluation of warrants related to share purchase agreements which was partially offset by $251,000 expenses related to issuance cost derived from warrants related to share purchase agreements.

Years Ended December 31, 2013, 2012 and 2011 - Discontinuing Operations

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

B.   LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2013, we had an accumulated deficit of $108.4 million. We have funded our operations primarily through the proceeds from the sales of our equity and debt securities. As of December 31, 2013, we had cash, cash equivalents and short-term bank deposit of $24.5 million, compared to $30.9 million as of December 31, 2012.

The total aggregate amount of debt and equity capital that was raised from January 1, 2013 through December 31, 2013 was $4.95 million.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities from continuing operations was $11.2 million in 2013, compared to $8.6 million in 2012, and $10.0 million in 2011. These amounts were used to fund our commercial, corporate, and R&D activities for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. Net cash provided by (used in) operating activities from discontinued operations for the years ended 2013, 2012 and 2011 were $625,000, $30,000, and $(1.2 million), respectively.

Net cash provided by (used in) investing activities. Net cash used in investing activities from continuing operations was $8.2 million in 2013, compared to $225,000 in 2012 and net cash provided by investing activities from continuing operations of $1.2 million in 2011. Net cash used in investing activities during 2013 primarily relates to deposit of bank. Net cash used in investing activities during 2012 primarily relates to the purchase of property and equipment. Net cash provided by investing activities in 2011 is primarily from the sales net of purchases of marketable securities, net of purchase of property and equipment and the sale of Rosetta Green shares. Net cash used in investing activities from discontinued operations in 2013 and 2012 was $0, and $3.7 million in 2011

Net cash provided by financing activities. Net cash provided by financing activities from continuing operations was $4.7 million in 2013, compared to $38.9 million in 2012 and $9.6 million in 2011. In 2013 and 2012, net cash provided by financing activities consisted primarily of proceeds from the issuance of shares and warrants. In 2011, net cash provided by financing activities consisted of proceeds from the issuance of shares. Net cash provided by financing activities from discontinued operations in 2013 and 2012 was $0, compared to $2.2 million in 2011.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, we expect to incur significant marketing and business development expenses, research and development expenses, and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, cash equivalents, short term bank deposits, and potential future revenue will be sufficient to fund our operations through late 2015. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

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

We will require substantial additional funding and expect to augment our cash balance through financing transactions, including the issuance of debt or equity securities and further strategic collaborations. On December 7, 2012, we filed a shelf registration statement on Form F-3 with the SEC for the issuance of ordinary shares, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, with a total value of up to $75 million, from time to time at prices and on terms to be determined at the time of such offerings. The filing was declared effective on December 19, 2012. As of the time of the filing of this Annual Report on Form 20-F, we had sold through the Cantor Sales Agreement an aggregate of 1,559,537 of our ordinary shares for gross proceeds of $5.9 million under this shelf registration statement, leaving an aggregate of approximately $69.1 million of securities available for sale. If we need additional funding, there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are needed and not available, we may be required to:

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

Our research and development expenditures were $1.7 million, $1.2 million and $3.4 million in the years ended December 31, 2013, 2012 and 2011, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D.	TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2013. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

(In thousands)	Total	2014	2015	2016	2017	2018	Thereafter
Operating and capital lease obligations	$2,401	$539	$535	$508	$482	$337	$-
Other long-term liabilities	$2,188	$162	$162	$162	$162	$162	$1,378

Under our license agreements as of December 31, 2013, we are obligated to pay an aggregate amount of approximately $162,000 annually after 2018 and until 2022, $100,000 annually after 2022 and until 2029 and $10,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2018 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our corporate and executive officers and directors:

Name	Age	Position
Kenneth A. Berlin	49	Chief Executive Officer and President
Ron Kalfus	39	Chief Financial Officer
Dganit Bar, Ph.D.	45	Chief Scientific Officer
E. Robert Wassman, M.D.	63	Chief Medical Officer
Oded Biran	35	Chief Legal Officer
Eti Meiri, Ph.D.	45	Vice President, Research
Brian Markison (3)	54	Chairman of the Board of Directors
Roy N. Davis (4)	67	Director
Yitzhak Peterburg, M.D., Ph.D. (3) (4)	63	Director
Joshua Rosensweig, Ph.D. (2) (3)	61	Director
Dr. David Sidransky, M.D. (1) (4)	53	Director
Gerald Dogon (1)(2)	74	External Director
Tali Yaron-Eldar (1)(2)	50	External Director

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

Ron Kalfus joined us in May 2012 as our Chief Financial Officer. Prior to joining Rosetta, Mr. Kalfus served as the Chief Financial Officer and Treasurer of MabCure Inc., a publicly-traded biotechnology startup company in the field of early cancer detection using antibodies, from 2008 to 2012. From 2003 to 2007, Mr. Kalfus held various positions with Toys “R” Us, Inc., being responsible for the company’s financial reporting to the Securities and Exchange Commission and being responsible for the Toys “R” Us division’s annual budget. Prior to joining Toys “R” Us, Inc., Mr. Kalfus worked as an auditor for two large public accounting firms, specializing in audits of medium-sized enterprises as well as public companies. Mr. Kalfus holds an MSc in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia.

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

Oded Biran, Adv. has served as our Chief Legal Officer (formerly titled General Counsel), since November 2011. Mr. Biran was an independent attorney between the years 2010-2011, after previously working for us as legal counsel between June and November 2010. Prior to that, Mr. Biran was an associate in the law offices of Sharon Raviv and Co., a boutique law firm specializing in technology and communications, between December 2009 and June 2010. During the years of 2008 and 2009, Mr. Biran was an associate in Raved Magriso, Benkel, Lahav and Co., where he practiced in the corporate and securities department, specializing in corporate, technology, IP and complex mergers and acquisitions transactions. During 2006-2007, Mr. Biran was an associate at Gabriel Reubinoff and Co.’s Tel Aviv office where he co-headed the firm’s class action department, prior to which he was an associate in the firms' Jerusalem office. Mr. Biran holds a L.L.B degree from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

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

Brian Markison has served as a member of our board of directors since March 2011. Mr. Markison was appointed by our board of directors to fill the vacancy created by the resignation of Mr. Berlin. Mr. Markison’s appointment was approved by the general meeting dated July 6, 2011. Mr. Markison was appointed as chairman of the board on April 12, 2011. Mr. Markison is a healthcare Industry Executive at Avista Capital Partners since September 2012, prior to which he served as President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc., from July 2011, until it was sold to the generics division of Novartis in July 2012. Previously, he had been with King Pharmaceuticals since 2004 and led the company through its acquisition by Pfizer for $3.6 billion in 2010. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc., PharmAthene Inc., Lantheus Medical Imaging and Alere Inc, and is the excutive Chairman of Trigen/Vertical. He also serves on the board of directors for the Komen Foundation, the College of New Jersey. Mr. Markison received a B.S. from Iona College in New Rochelle, New York.Roy N. Davis has served as a member of our board of directors since June 2012. Mr. Davis joined Johnson & Johnson (J&J) in 1984, where he moved through leadership positions of increasing responsibility in the organization in the U.S., Europe and Asia for 27 years prior to his retirement in January 2012. Most recently, from January 2008 through January 2012 Mr. Davis was President, J&J Development Corporation, J&J’s wholly owned venture group, and Vice President of Corporate Development for all of J&J. In these roles Mr. Davis was responsible for acquisition and licensing in areas outside of current J&J business sectors, venture capital investing on behalf of J&J and management of J&J’s wholly owned ventures. These efforts focused on developing new companies for J&J that offer transformational health care solutions. From 2003 to 2007, Mr. Davis held the positions of Company Group Chairman, J&J and Worldwide Franchise Chairman, Ortho Clinical Diagnostics with responsibilities for Ortho Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc. Mr. Davis received a Bachelor of Science from the State University of New York and a Master of Science from Rensselaer Polytechnic Institute. He currently is a member of the Innovations Advisory Board for the Cleveland Clinic, the Advisory Board for the Wake Forest Institute for Regenerative Medicine and in March 2012 was named to the Board of Directors of Innosight, an innovation consulting firm.

Dr. Yitzhak Peterburg has served as a member of our board of directors since December 2012. He currently serves on the Board of Directors of TEVA Pharmaceuticals, prior to which he served as TEVA’s Senior Vice President, Head of Global Branded Products, prior to which he served on the board of TEVA. Prior to his positions with TEVA, Dr. Peterburg was President and CEO of Cellcom, one of Israel’s leading cellular companies. Between the years of 1990 to 2002, Dr. Peterburg was with Clalit Health Services, a non-governmental, not-for-profit organization that provides comprehensive health services to more than 55% of the Israeli population. From 1997 to 2002 he served as General Manager (CEO) for Clalit Health Services and from 1990 to 1997 he held a series of senior executive positions including Head, Health Policy Division and Chief Information Officer, Medical Division. Among his many positions at Clalit, from 1995-1997, Dr. Peterburg served as CEO of Soroka University Medical Center, Beer-Sheba, Israel, one of the biggest university hospitals in Israel. Dr. Peterburg received an M.D. from the Hebrew University of Jerusalem, and holds a Ph.D. in health services administration from the Columbia University School of Public Health in New York and a master’s degree in information systems from the London School of Economics.

Joshua Rosensweig has served as a member of our board of directors since May 2004. Since November 2010, he has served as a member of the board of directors of Bezeq Israel Telecommunication Corp. Ltd. (Israel’s leading communications group) and of Alrov Real Estate and Hotels Ltd., a publicly-traded property development company. From September 2003 to September 2006, Dr. Rosensweig served as the Chairman of the Board of Directors of the First International Bank of Israel. From 1998 to July 2005, Dr. Rosensweig was a senior partner at Gornitzky and Co., a law firm where he specialized in international transactions and taxation. Dr. Rosensweig lectured at Bar-Ilan University, Law School from 1980 to 1995 and at Tel Aviv University, School of Business from 1983 to 1995. Dr. Rosensweig received his J.S.D. (International Taxation), and LL.M. (Taxation) from New York University Law School. Dr. Rosensweig is currently a partner at the law firm of Rosensweig & Aviram, Attorneys.

David Sidransky, M.D., has served as a member of our board of directors since December 22, 2009.  Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer.  He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University.  He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital.  Dr. Sidransky has written over 450 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters.  Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents.  He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research.  Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone.  He is Chairman of the Board of Champions Oncology and Tamir Biotechnology and is on the Board of Directors of Immune Pharmaceuticals, Celsus, and Advaxis.  He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others.  In Addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008.  Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine. Gerald Dogon has served as a member of our board of directors since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as a member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. Mr. Dogon has also served as a member of the board of directors of Fundtech Ltd. and was a member of its audit and nominating committees. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a member of its board of directors. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

Tali Yaron-Eldar has served as a member of our board of directors since February 2007. From January 2013, Ms. Yaron-Eldar has served as a partner and founder of Yetax law offices. Between March 2007 and December 2012, Ms. Yaron-Eldar had been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. From January 2004 to January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

B.	COMPENSATION

Compensation-Related Requirements of the Israeli Companies Law

Prior to amendment 20 to the Israeli Companies Law, 1999 (the “Israeli Companies Law”) that came into effect on December 12, 2012 (“Amendment 20”), the compensation of our office holders required the approval of our audit committee and our Board of Directors, in that order. In addition, all compensation awarded to directors, also required the approval of our shareholders by a simple majority. The term “office holder,” as defined in the Israeli Companies Law, includes directors, the chief executive officer, other executive officers and any other manager directly subordinate to the chief executive officer. Following Amendment 20, we were required to form a Compensation Committee, whose members needed to comply with certain criteria, as well as to adopt a compensation policy regarding the compensation terms of our office holders, which included direct and indirect compensation, including equity-based awards, releases from liability, indemnification and insurance, severance and other benefits (“Compensation Terms”). Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our shareholders at the 2013 annual general meeting of shareholders, held on August 5, 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors, and took effect thereafter.

Our Compensation Policy is designed to encourage pay for performance and align our executive officers’ interests with those of the Company and our shareholders. Its structure allows us to provide meaningful incentives that reflect both our short and long-term goals and performance, as well as the executive officer’s individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and providing for measures designed to reduce incentives to take excessive risks.

Pursuant to Amendment 20, any arrangement between the Company and its office holders must be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company.

In addition, pursuant to Amendment 20, the Compensation Terms of our office holders require the approval of the Compensation Committee and the Board of Directors. The Compensation Terms of directors (including those of a chief executive officer who is a director) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of our shareholders by the special majority mentioned above is also required. Under certain circumstances, if the Compensation Terms of office holders who are not directors are not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve such terms. In addition, amendment of existing Compensation Terms of office holders who are not directors requires the approval of the Compensation Committee only, if the Compensation Committee determines that the amendment is not material.

Executive Officers’ Remuneration

The aggregate direct compensation we paid to our corporate and executive officers as a group (6 persons) as of the year ended December 31, 2013) was approximately $1.5 million of which approximately $38,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2013, we paid bonuses to certain of our executive officers in an aggregate amount of $77,000 for performance during the year. Other employee’s bonuses for service in 2013 had not yet been determined or awarded. During 2013, we granted to our executive officers:

•	Options to purchase an aggregate amount of 178,324 ordinary shares, at an exercise price of $3.41 per share with an expiration date of August 5, 2023, of which 11,145 were vested as of December 31, 2013.

Directors’ Remuneration

Under the directors’ compensation package approved by our board of directors and shareholders (at its meeting held on July 12, 2006), as of our initial public offering, (i) each member of the board of directors was entitled to receive an annual fee of $10,000, payable in equal quarterly installments (ii) each member of our board of directors, other than the external directors, who served on board committees received an additional annual fee of $10,000, payable in equal quarterly installments. On October 12, 2012, our shareholders approved the following remuneration to our directors who are not external directors: (i) the chairman of our board is entitled to (a) an annual fee of $25,000, (b) an annual fee of $10,000 for every committee on which he serves, and (c) a participation fee of $250 for attendance of every meeting of the board or of a committee on which he serves and (ii) all other directors who are not external directors are entitled to (a) an annual fee of $20,000, (b) an annual fee of $7,500 for every committee on which such director serves, and (c) a participation fee of $250 for attendance of every meeting of the board or of a committee on which such director serves. On August 5, 2013, our shareholders approved an amendment to the compensation of our directors, so that the annual fee and the participation fee paid to each of the Company’s directors, shall not be less than the minimal annual fee and participation fee applying with respect to our external directors under the prevailing laws and regulations, which vary based on the company’s equity

The Companies Law and the regulations promulgated pursuant thereto governing the terms of compensation payable to external directors require that external directors receive annual payment as well as payment for participation in meetings as set forth in the regulations, and further provides that such remuneration may generally be determined relative to that of “other directors” (as such term is defined in the Companies Law). Our Compensation committee, Board and shareholders, in their meeting held on August 5, 2013 approved that the external directors of the Company shall receive remuneration that is equal to the remuneration paid to the “other directors” (as such term is defined in the Companies Law).

In addition, it was resolved that, in the event that during their term as external directors we increase the remuneration payable, whether by way of annual compensation or on a per meeting basis, to any “other directors”, each external director will be entitled, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such “other directors” as annual compensation or as compensation for participation in meetings, respectively.

We paid an aggregate of $275,000 in direct compensation to our directors for their services as directors for the year ended December 31, 2013, including $56 paid in 2014 for service during the fourth quarter of 2013.

As of December 31, 2013, there were outstanding options to purchase 518,047 ordinary shares that were granted to our 13 directors and officers, at a weighted average exercise price of $7.89 per share.

In addition, during 2013, our shareholders meeting approved the granting of 40,000 Restricted Share Units (“RSUs”) to directors. The RSU’s were granted during 2013 and will vest one year after the grant date.

C.	BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as external directors, independent directors, the audit committee, the compensation committee, independent auditor and the internal auditor. These matters are in addition to the requirements of The NASDAQ Capital Market and other relevant provisions of U.S. securities laws. Under The NASDAQ Capital Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, NASDAQ Capital Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our committees. In addition, under the Companies Law, we are required to appoint at least two external directors. Gerald Dogon and Tali Yaron-Eldar were appointed as our external directors, each of whom is also independent under the rules of The NASDAQ Capital Market. Mr. Dogon and Ms. Yaron-Eldar were re-elected as external directors by a general meeting on August 5, 2013 for three-year terms that expire on August 4, 2016.

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

In accordance with our Articles, our board of directors, apart from our external directors, is divided into three classes of directors, with one class being elected each year for a term of approximately three years. At each annual general meeting of shareholders, the successors to directors whose term then expires will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Brian A. Markison and Dr. Yitzhak Peterburg, and their terms expire at the annual general meeting of shareholders to be held in 2014;

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2015; and
•	the Class III director is Roy N. Davis, and his term expires at the annual general meeting of shareholders to be held in 2016.

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

In addition, our two external directors, Gerald Dogon and Tali Yaron-Eldar, were re-elected on August 5, 2013 for three-year terms that expire on August 4, 2016. See “External Directors” below.

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

External Directors

Qualifications of External Directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The NASDAQ Capital Market, are required to appoint at least two natural persons as “external directors”. We have appointed Gerald Dogon and Tali Yaron-Eldar, who qualify as external directors under the Companies Law. Our external directors were re-elected on August 5, 2013 for three-year terms that expire on August 4, 2016. The Companies Law provides that no person may be appointed as an external director if such person is a controlling shareholder or a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation to the company to whose board such external director is proposed to be appointed or any other entity (which its controlling shareholder, on or within the two years preceding the date of such person’s appointment, is the said company or which its controlling shareholder), with any controlling shareholder of the company, with a relative of such controlling shareholder, at the date of appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer, the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term “affiliation” includes:

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

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market, NASDAQ Global Select Market, and, as of January 14, 2013, the NASDAQ Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the reelection for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders at the shareholder’s meeting prior to their approval.

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

In addition to the concept of “external” directors, the Companies Law also includes the concept of ‘independent’ directors An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

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

Although the Company has not included such a provision in its Articles, it believes that Brian A. Markison, Joshua Rosensweig, Gerald Dogon, Tali Yaron-Eldar, Roy Davis and Yitzhak Peterburg could qualify as independent directors under the Companies Law. In addition, the Company believes that all of its current directors qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

An external director is entitled to compensation only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director. For this matter, the term “compensation” shall not include the grant of an exemption, an undertaking to indemnify, indemnification or insurance.

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

The responsibilities of the audit committee under the Companies Law include among others (a) identifying flaws in the management of a company’s business, including by consulting with the internal auditor or with the independent auditor, and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (c) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees and to provide the corporate organ responsible for determining the independent auditor’s fees with its recommendations; (g) the audit committee will also be responsible for providing for arrangements as to the manner in which the Company will deal with employee complaints with respect to deficiencies in the administration of the Company’s business and the protection to be provided to such employees; (h) with respect to Controlling Shareholders’ Transactions (including transactions that are not considered to be extraordinary), to determine a competitive process; and (i) to determine an approval process with respect to non-negligable and non-extraordinary transactions.

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

Compensation Committee

Our compensation committee reviews and provides our board of directors with recommendations relating to compensation and benefits of our officers and key employees and assists the board of directors with establishing, overseeing and/or administering incentive compensation and equity based plans. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the board of directors the Chief Executive Officer’s compensation based on such evaluations, subject to additional approvals, to the extent required pursuant to the Companies Law. The compensation committee also reviews and makes recommendations for approvals to the board of directors, subject to additional approvals, to the extent required pursuant to the Companies Law, with respect to the compensation of directors, executive officers other than the Chief Executive Officer and key employees. The compensation committee operates under a written compensation committee charter, a copy of which is available on the “Corporate Governance” section of our website. The members of our compensation committee are, Gerald Dogon, Tali Yaron Eldar and Joshua Rosensweig

Amendment no. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012 (“Amendment no. 20”). In general, Amendment no. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers (the “Compensation Policy”). In addition, Amendment no. 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a Chief Executive Officer and controlling shareholders and their relatives who are employed by the company).

According to Amendment no. 20, the compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members (in some cases, a company whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market, may appoint a compensation committee in which the external directors do not constitute a majority). The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company.

Amendment no. 20 does not set a date for the appointment of the compensation committee. However, the Compensation Policy should have been approved by the general meeting of shareholders (after discussions and recommendation of the compensation committee and approval by the board of directors) by September 11, 2013. Moreover, the approval of the compensation committee was, and is required in order to approve terms of office and/or employment of office holders. Our Shareholders approved our Compensation Policy on August 5, 2013

The roles of the compensation committee are, among others, to: (1) recommend to the board of directors the Compensation Policy for office holders, and recommend to the board once every three years the extension of a Compensation Policy that had been approved for a period of more than three years; (2) recommend to the directors any update of the Compensation Policy, from time to time, and examine its implementation; (3) decide whether to approve the terms of office and of employment of office holders that require approval of the Compensation Committee; and (4) decide, in certain circumstances, whether to exempt the approval of terms of office of a CEO from the requirements of shareholders’ approval.

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

Research and Development Committee

The research and development committee is responsible for liaising between the Company’s research and development team and the board of directors. This committee is also responsible for reviewing proposed research and development projects, as well as our research and development focus and making recommendations to the board of directors regarding the research and development projects which we intend to undertake as well as recommendations relating to our pipeline. The members of our research and development committee are Roy Davis, Dr. Yitzhak Peterburg and Dr. David Sidransky.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor recommended by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfend as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or anyone on his behalf. An interested party is defined in the Companies Law as a holder of 5% or more of the Company’s outstanding shares or voting rights, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving him or her the opportunity to present his or her case to the board and to the audit committee.

Approval of Specified Related Party Transactions Under Israeli Law

See “Item 10 — Additional Information — B. Memorandum and Articles of Association — Fiduciary Duties of Office Holders”, “— Disclosure of Personal Interests of an Office Holder” and “—Transactions Requiring Special Approval” for a discussion of the requirements of Israeli law regarding the fiduciary duties of the office holders of the company, including directors and executive officers, and their duties to disclose any personal interest that such person may have and all related material information known to him or her relating to any existing or proposed transaction by the company, as well as transactions that require special approval.

D.	EMPLOYEES

We had 28 and 45 employees as of December 31, 2012 and 2013, respectively. Of the 45 employees as of December 31, 2013, 19 were engaged in research and development and in our CLIA lab activities and 26 were engaged in management, administration, business development, marketing and finance. Twenty-seven employees were located in the United States and 18 were located in Israel.

The Israeli labor laws govern the employment of employees located in Israel. These statutes cover a wide range of subjects and provide certain minimum employment standards including the length of the workday, minimum wage, hiring and dismissal procedures, determination of severance pay, annual leave, sick days and other terms of employment.

We contribute (usually following a trial period of three months) monthly amounts for the benefit and on behalf of all our employees located in Israel to a Managers Insurance plan and/or a pension fund. In General, according to the Israeli Severance Pay Law, the severance pay liability of the company to its Israeli employees is based upon the number of years of employment and the latest monthly salary. Nevertheless, since our contributions to the Managers Insurance plan and/or the pension fund are made pursuant to section 14 of the Israeli Severance Pay Law, our liability for severance pay is covered by our regular contributions to the Managers Insurance plan and the pension fund.

We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

The following table sets forth, as of March 1, 2014, the number of our ordinary shares beneficially owned by (i) each of our directors and corporate and executive officers and (ii) our current directors and corporate and executive officers as a group. The information in this table is based on 10,731,904 ordinary shares outstanding as of March 1, 2014. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2014 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kenneth A. Berlin (1)	77,672	*
Ron Kalfus(2)	5,500	*
Dganit Bar, Ph.D.(3)	10,000	*
E. Robert Wassman, M.D.(4)	8,370	*
Oded Biran (5)	5,748	*
Eti Meiri (6)	2,673	*
Brian Markison (7)	29,333	*
Yitzhak Peterburg, M.D., Ph.D.(8)	13,000	*
Roy N. Davis(9)	13,000	*
Joshua Rosensweig (10)	15,396	*
Dr. David Sidransky (11)	13,462	*
Gerald Dogon (12)	212	*
Tali Yaron-Eldar (13)	212	*
Current directors and executive officers as a group (14 persons) (14)	194,578	*

* Less than 1%

(1)	Consists of (i) 1,084 ordinary shares, which were granted to Mr. Berlin upon the start of his employment with us, and 9,878 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 8,335 ordinary shares (which have an exercise price of $123.00 per share and expire in November 2019), 8,334 ordinary shares (which have an exercise price of $29.4 per share and expire in November 2019), 3,750 ordinary shares (which have an exercise price of $6.75 per share and expire in November 2021), 24,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022) and 22,291 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2023). Does not include the following options that become exercisable after April 30, 2014: (i) options to purchase 2,917 shares (which have an exercise price of $6.75 per share and expire in November 2021) (ii) 72,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022) (iii) 156,034 ordinary shares (which have an exercise price of $5.37 per share and expire in August 2023)

(2)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 2,500 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022). Does not include the following options that become exercisable after April 30, 2014: options to purchase 7,500 shares (which have an exercise price of $5.37 per share and expire in October 2022).

(3)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 5,000 ordinary shares (which have an exercise price of $5.21 per share and expire in October 2022). Does not include the following options that become exercisable after April 30, 2014: options to purchase 15,000 shares (which have an exercise price of $5.21 per share and expire in October 2022).

(4)	Consists of (i) 3,370 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 5,000 ordinary shares (which have an exercise price of $5.35 per share and expire in October 2022). Does not include the following options that become exercisable after April 30, 2014: options to purchase 15,000 shares (which have an exercise price of $5.35 per share and expire in October 2022).

(5)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 498 ordinary shares (which have an exercise price of $2.475 per share and expire in February 2022), and 2,250 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022). Does not include the following options that become exercisable after April 30, 2014: (i) options to purchase 502 shares (which have an exercise price of $2.475 per share and expire in February 2022) (ii) 6,750 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022).

(6)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 34 ordinary shares (which have an exercise price of $0.00 per share and expire during the years 2014 and 2015), 21 ordinary shares (which have an exercise price of $209.78 per share and expire in April 2016), and 34 ordinary shares (which have an exercise price of $249.6 per share and expire in June 2018), 84 ordinary shares (which have an exercise price of $84 per share and expire in October 2020) and options to purchase 2,500 shares (which have an exercise price of $5.37 per share and expire in October 2022). Does not include the following options that become exercisable after April 30, 2014: options to purchase 7,500 shares (which have an exercise price of $5.37 per share and expire in October 2022).

(7)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 3,333 ordinary shares (which have an exercise price of $16.2 per share and expire in July 2021), and 16,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019). Does not include the following options that become exercisable after April 30, 2014: (i) options to purchase 1,667 ordinary shares (which have an exercise price of $16.2 per share and expire in July 2021) (ii) 32,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019).

(8)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 8,000 ordinary shares (which have an exercise price of $4.29 per share and expire in November 2019). Does not include the following options that become exercisable after April 30, 2014: options to purchase 16,000 shares (which have an exercise price of $4.29 per share and expire in November 2019).

(9)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 8,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019). Does not include the following options that become exercisable after April 30, 2014: options to purchase 16,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(10)	Consists of (i) 2,068 ordinary shares held by Dr. Rosensweig and (ii) 5,000 shares, which were granted as RSUs and converted to shares in 2013 (iii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 212 ordinary shares (which have an exercise price of $368.67 per share and expire in July 2016), 116 ordinary shares (which have an exercise price of 209.78 per share and expire in July 2016) and 8,000 ordinary shares (which have an exercise price of 5.37 per share and expire in October 2019). Does not include the following options that become exercisable after April 30, 2014: options to purchase 16,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(11)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 250 ordinary shares (which have an exercise price of $342 per share and expire in January 2018), 212 ordinary shares (which have an exercise price of $99 per share and expire in December 2019) and 8,000 shares (which have an exercise price of $5.37 per share and expire in October 2019). Does not include the following options that become exercisable after April 30, 2014: options to purchase 16,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(12)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 212 ordinary shares (which have an exercise price of $528.01 per share and expire in March 2017). Does not include the following (i) options that become exercisable after April 30, 2014- options to purchase 24,000 shares (which have an exercise price of $3.41 per share and expire in August 2020) (ii) 5,000 RSU'S which will vest in August 2014

(13)	Consists of options currently exercisable or exercisable within 60 days of March 1, 2014 to purchase 212 ordinary shares (which have an exercise price of $528.01 per share and expire in March 2017). Does not include the following (i) options that become exercisable after April 30, 2014- options to purchase 24,000 shares (which have an exercise price of $3.41 per share and expire in August 2020) (ii) 5,000 RSU'S which will vest in August 2014

(14)	See notes 1 through 13 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiary and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 5,363 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of March 1, 2014, options to purchase 119 ordinary shares have been granted and are still outstanding under the 2003 Plan and 6,893 shares have been issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 8,333 shares under the 2006 Plan. In December 2009, our shareholders approved an additional 25,000 shares under the 2006 plan. In October 2012, our shareholders approved an additional 853,770 shares under the 2006 plan. As of March 1, 2014, there were 70,976 shares available for grant under the 2006 Plan, 77,652 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 755,228 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its appendices for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and office holders and those of our subsidiary and affiliates.

Administration of Our Employee Benefit Plans

Our employee benefit plans are administered by our compensation committee, which makes recommendations to our board of directors regarding the grant of options and the terms of the grant, including, exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2003 Plan and the 2006 Plan to eligible employees and office holders who are Israeli residents may be granted under Section 102(b)(2) of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for a minimum requisite period, which is currently two years from the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares and gains are generally subject to a capital gains tax of 25%, provided, however, that in accordance with Section 102(b)(3) of the Israel Income Tax Ordinance, if the exercise price of the options is lower than the average closing price of the shares in the 30 trading days preceding the grant, the difference between such average closing price and the exercise is taxed as ordinary employment income rates.

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

Options granted under our employee benefit plans generally vest over three or four years, and they generally expire ten years from the date of grant. If we terminate the employment or engagement of a participant under the 2006 Plan for cause, all of such participant’s vested and unvested options expire immediately upon the date of such termination for cause unless specified otherwise in the award agreement. Upon termination of employment for any other reason, including due to death or disability of the participant, vested options may be exercised within three months of the date of termination, unless otherwise determined in the award agreement. Vested options not exercised within the prescribed period and options which have expired prior to vesting are available for future grants under the 2006 plan.

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

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major shareholders:

Name of Beneficial Owner	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2012	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2013	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2014
Isaac Bentwich, M.D. (1)	3.1%	-	-
Becker Drapkin Management (2)	2.9%	-	-
Perkins Capital Management, Inc.(3)	9.3%	-	-

(1)	Percentage of shares outstanding as of March 1, 2013 and 2014 is unknown.
(2)	Percentage of outstanding shares owned as of March 1, 2012 is based solely on a Schedule 13G filed with the SEC on February 10, 2012. Percentage of shares outstanding as of March 1, 2013 and 2014 is unknown.

(3)	Percentage of outstanding shares owned as of March 1, 2012 is based solely on a Schedule 13G filed with the SEC on February 8, 2012. Percentage of shares outstanding as of March 1, 2013 and 2014 is unknown.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of March 1, 2014, our officers and directors as a group beneficially owned less than 1.79% of our outstanding ordinary shares.

B.	RELATED PARTY TRANSACTIONS

Other than transactions related to compensation of our officers and directors as described under “Item 6. Directors, Senior Management and Employees—B. Compensation,” since January 1, 2013, we have not entered into any related party transactions.

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

As of the effective date of Amendment no. 20 to the Companies Law, exculpation, indemnification and insurance of office holders are included in the definition of “terms of office and of employment” and as such must be approved in a specific manner, as noted below under “Item 10 – Additional Information – B. Memorandum and Articles of Association - Directors’ and Officers’ Compensation.”

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

See “Note 13. Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2013.

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

Year Ended	High	Low
December 31, 2009	$227.99	$70.79
December 31, 2010	$208.79	$54.00
December 31, 2011	$61.80	$1.95
December 31, 2012	$23.43	$1.40
December 31, 2013	$5.98	$2.35

Quarter Ended
March 31, 2012	$11.25	$2.43
June 30, 2012	$23.43	$1.40
September 30, 2012	$12.87	$3.88
December 31, 2012	$7.34	$3.92
March 31, 2013	$5.98	$4.21
June 30, 2013	$4.70	$3.09
September 30, 2013	$3.90	$3.00
December 31, 2013	$3.59	$2.35

Month Ended
September 30, 2013	$3.71	$3.02
October 31, 2013	$3.54	$2.48
November 30, 2013	$2.94	$2.35
December 31, 2013	$3.59	$2.64
January 31, 2014	$4.37	$2.87
February 28, 2014	$4.22	$3.30

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded only in the United States on The NASDAQ Capital Market.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Each person listed in the table under “Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management” is an office holder.

Disclosure of Personal Interests of an Officer Holder

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information and documents known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. “Personal interest”, is defined by the Companies Law, as a personal interest of a person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a holder of 5% or more of that corporate body’s outstanding shares or voting rights, is a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. The term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

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

Under the Companies Law, certain transactions require special approvals, provided however that such transactions are for the benefit of the company. A transaction, between the company and an office holder, or a third party in which the office holder has a personal interest, must be approved by the board, subject to the provisions of applicable law and the company’s articles of association. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, prior to the approval of the board of directors. Any engagement between a company and any one of its office holders with respect to terms of office and/or employment by the company, including with respect to the grant of exculpation, indemnification or insurance would generally require compensation committee and board of directors’ approval, and in some cases followed by approval of the general assembly, all as noted below under “Directors’ and Officers’ Compensation.” Generally, any person having a personal interest in the approval of a transaction which is considered at a meeting of the board of directors or the audit committee, may not be present at such meeting or participate in the vote on such transaction, provided however that an office holder having a personal interest in a transaction may be present in order to present such transaction, if the chairman of the audit committee or of the board of directors, as applicable, determine that the presence of such office holder is required for the presentation of the transaction. Notwithstanding the foregoing, a director may be present at such meeting and may participate in the vote on such transaction, if the majority of the board of directors or the audit committee, as applicable, has a personal interest in the transaction. If a majority of the directors have a personal interest in a transaction, shareholder approval is also required.

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

Under the Companies Law, extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement between a public company and a controlling shareholder thereof or such controlling shareholder’s relative, whether directly or indirectly, including through a company controlled by such person with respect to the provision of services to the company, and if such person is also an office holder of such company - with respect to such person’s terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder with respect to such person’s employment by the company (a “Controlling Shareholder Transaction”) generally requires the approval of the audit committee, or if the transaction is with respect to terms of employment and or office – the compensation committee, the board of directors and the shareholders of the company. If such shareholder approval is required, it must satisfy either of the following criteria (“Special Majority”):

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

Directors’ and Officers’ Compensation

As of the effective date of Amendment no. 20 to the Companies Law, directors’ and officers’ compensation, including exculpation, indemnification and insurance are included in the definition of “terms of employment and of office”, and as such must be approved in the following manner:

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

Mergers and Acquisitions and Tender Offers under Israeli Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and by a simple majority of shares present, in person or by proxy, at a general meeting and voting on the transaction (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) at a shareholders’ meeting called on at least 35 days’ prior notice. In addition, under our Articles, approval of a merger transaction requires that holders of at least a majority of the voting power of the Company vote in favor of the merger transaction. In determining whether the required majority under the Companies Law has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding 25% or more of the voting rights or 25% or more of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party to the merger or by such person, or by any person or entity acting on behalf of either of them, including their relatives or entities controlled by any of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Notwithstanding the foregoing, a merger that is also an extraordinary transaction with a controlling shareholder or with another person in which a controlling shareholder has a personal interest, requires approval as an extraordinary transaction with a controlling shareholder. See “—Transactions Requiring Special Approval”.

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

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot provide assurance that the views expressed in the discussion will be accepted by the Israeli tax authorities or courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Companies

General Corporate Tax Structure

During 2013, Israeli companies were subject to a corporate tax rate of 25% of taxable income. The corporate tax rate for 2014 is 26.5%. Israeli companies are also subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an enterprise under the Law for the Encouragement of Industry (as further discussed below) may be considerably less.

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 6, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company’s entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 9% (in development area A - 7%) and in 2015 and thereafter - 16% (in development area A - 6%).

We examined the possible effect of the amendment on the financial statements, if at all, and at this time do not believe it will opt to apply the amendment.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for R&D expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period. Such deductions are limited to an amount equal to 40% of the Company’s taxed income, at the year of expenditures. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, industrial companies, as defined under the law, are entitled to the following tax benefits, among others:

1.	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;
2.	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies to the extent certain conditions are met;
3.	Accelerated depreciation rates on equipment and buildings; and
4.	Deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’ or ‘Benefiting Enterprise’ status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investment, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise” and the “ “Investment Law” respectively) provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an “Approved Enterprise.” To obtain “Approved Enterprise” status, an application to the Investment Center of the Ministry of Economy (the “Investment Center”) needs to be submitted. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

The Investments Law also provides that an Approved Enterprise and a Benefiting Enterprise are entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program or in Benefiting Enterprise equipment, as the case may be, in the first five years of using the equipment, and up to the purchase price of those assets.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 (or 10 years) from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefiting Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•	Similar to the previous Alternative Benefits package, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven or ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Enterprise; and

•	Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate will be 7% in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% and 16%, respectively, in 2014.

•	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident – 15% in 2013 and 20% as of 2014, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Additional amendments to the Investment Law became effective in January 2011 (the “2011 Tax Amendment”). Under the 2011 Tax Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Tax Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Tax Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 9%, respectively, in 2013-2014, and 6% and 16%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 20% tax (or lower, if so provided under an applicable tax treaty) as long as shareholder receiving the dividend is not an Israeli resident company, which would generally be withheld by the distributing company and in case of an Israeli resident company – there is no tax liability for such dividend. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Tax Amendment.

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

As of December 31, 2013, we did not generate income under any of the above mentioned laws.

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

With respect to corporate investors capital gain tax of 25% will be imposed on the sale of traded shares. This rate is subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”) is discussed below.

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

Israeli law generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that the securities were acquired on or after January 1, 2009. As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our ordinary shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprise or a Benefiting Enterprise during the applicable benefits period or from Preferred Income is subject to withholding tax at a rate of 20%, unless a different tax rate is provided under an applicable tax treaty. In addition, non-Israeli residents who receive dividends may be entitled to tax refund from the Israeli Tax Authority, under certain conditions.

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. holders(as defined below) of purchasing, owning, and disposing of our ordinary shares. For this purpose, a U.S. holder is, in each case as defined for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. Except where noted, this summary deals only with ordinary shares held as capital assets. It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our ordinary shares in exchange for services.

This summary relates only to U.S. federal income taxes. It does not address any other tax, including but not limited to, state, local, or foreign taxes, or any other U.S. federal taxes other than income taxes.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our ordinary shares should consult its tax advisors.

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

Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions with respect to our ordinary shares (including any amounts withheld to reflect Israeli withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received. The dividends received deduction will not be available to a U.S. holder that is taxed as a corporation.

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ordinary shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Notwithstanding the above, dividends received by a non-corporate U.S. holder during a year in which the Company is a Passive Foreign Investment Company (a “PFIC Year”) or in a year following a PFIC Year generally will not be eligible for the reduced rates of taxation. Dividends will generally be from a non-U.S. source and treated as “passive income” for U.S. foreign tax credit purposes.

Although, to the extent we pay dividends in the future, we intend to pay dividends to U.S. holders in U.S. dollars, the amount of any dividend paid in Israeli currency will equal its U.S. dollar value for U.S. federal income tax purposes, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Israeli currency is converted into U.S. dollars. If the Israeli currency received as a dividend are converted into United States dollars on the date they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Israeli currency is not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to its U.S. dollar value on the date of receipt. Any subsequent gain or loss upon the conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from U.S. sources.

Subject to certain conditions and limitations, Israeli withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. holder has held ordinary shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss, or is obligated to make payments related to the dividends, such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our ordinary shares. The rules governing the foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

A U.S. holder will not incur tax on a distribution with respect to our ordinary shares in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s ordinary shares. Instead, the distribution will reduce the adjusted basis of the shares. Any such distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis will be treated as capital gain, long-term if the U.S. holder has held the shares for more than one year, and generally will be gain or loss from U.S. sources. See “Disposition of Ordinary Shares” below for a discussion of capital gains tax rates and limitations on deductions for losses. We do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend (as discussed above).

Disposition of Ordinary Shares

In general, subject to the discussion under “—Passive Foreign Investment Company,”, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Subject to certain exceptions (including but not limited to those described under “Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 20%. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the Treaty. If such gain or loss is treated as U.S. source gain or loss, a U.S. holder may not be able to use the foreign tax credit arising from any Israeli tax imposed on the disposition of an ordinary share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Credit for Foreign Taxes Paid or Withheld

Payments to U.S. holders as dividends or consideration for ordinary shares may in some circumstances be subject to Israeli withholding taxes. See “Israeli Taxation, U.S. – Israel tax Treaty” above. Generally, such withholding taxes in lieu of Israeli income taxes imposed on such transactions are creditable against the U.S. holder’s U.S. tax liability, subject to numerous U.S. foreign tax credit limitations, including additional limitations in the case of qualified dividends eligible for the maximum rate accorded to capital gains. A corporate U.S. holder may also be eligible for an “indirect” foreign tax credit on dividends to take account of certain Israeli taxes we previously paid to Israel.  A U.S. holder should consult its own independent tax advisor regarding use of the U.S. foreign tax credit and its limitations. A U.S. holder (except an individual who does not itemize deductions) may elect to take a deduction rather than a credit for foreign taxes paid.

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

Passive Foreign Investment Company

We believe that we were a “passive foreign investment company,” or PFIC, for the years ended December 31, 2003, 2006, 2007, 2010 and 2011. In addition, we believe we may be a PFIC for the years ended December 31, 2013 and 2012, (collectively, the “PFIC Years”).

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets, that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ordinary shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, such U.S. holder will be subject to special tax rules discussed below.

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

 If our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our shares may elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder’s adjusted tax basis in such shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. The adjusted tax basis of a U.S. holder’s ordinary shares is increased by the amount included in gross income under the mark-to-market regime, or is decreased by the amount of the deduction allowed under the regime. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general excess distribution rules and the denial of basis step-up at death described above.

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

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or redemption of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax generally would apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our ordinary shares.

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

The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2013		2012		2011
	Actual	At 2012 Exchange rates (1)	Actual	At 2011 Exchange rates (1)	Actual	At 2010 Exchange rates (1)
	(In thousands)
Operating loss	$13,347	$13,030	$8,267	$8,563	$8,777	$8,574

(1) Based on average exchange rates during the period.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

On August 5, 2013, our shareholders approved an increase to our registered (authorized) share capital by NIS 12,000,000, divided into 20,000,000 ordinary shares, nominal (par) value NIS 0.6 each, so that following such increase, the registered (authorized) share capital was NIS 24,000,000 divided into 40,000,000, ordinary shares nominal (par) value NIS 0.6 each.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2013, our internal control over financial reporting is effective.

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

Based on the evaluation conducted by our management, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2012 and December 31, 2013 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

94

	2012	2013
Audit fees (1)	$107,000	$103,000
Audit-related fees	75,000	24,879
Tax fees (2)	13,600	73,538
Total	$195,600	$201,417

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1(11)	Amended and Restated Articles of Association.
2.1(1)	Form of Share Certificate for Ordinary Shares.
2.2(6)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the January 2010 registered direct offering.
2.3(7)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the December 2010 private placement.
2.4(7)	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the investors in the December 2010 private placement.
2.5(8)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the February 2011 private placement.
2.6(8)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors in the February 2011 registered direct offering.
2.07(8)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the placement agent in the February 2011 registered direct offering.
2.08(8)	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the investors in the February 2011 private placement.
2.09(9)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2011 private placement.
2.10(9)	Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the investors in the October 2011 private placement.

2.11(16)	Form of warrant issued to the placement agent in the January 2012 debt financing.
2.12(13)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the April 2012 Registered Direct Offering.
2.13(14)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the May 2012 Registered Direct Offering.
2.14(10)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the second May 2012 Registered Direct Offering.
2.15(16)	Form of Purchase Option Agreement issued to the underwriter in the August 2012 underwritten public offering.
4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.3(1)	Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).
4.4*	Short Form Lease between Princeton Corporate Center Realty Associate L.L.C. and Rosetta Genomics, Inc., Dated April 15, 2013.
4.5(4)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.
4.6(1)	2003 Israeli Share Option Plan.
4.7(12)	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.8(1)	Form of Director and Officer Indemnification Agreement.
4.9(5)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.10(15)@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.
4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.
4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.
8.1(15)	Subsidiaries.
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101*#	The following materials from Rosetta Genomics Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.
(5)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(6)	Incorporated by reference from the Registrant’s Form 6-K dated January 2010 (Reg. No. 001-33042), filed with the SEC on January 14, 2010.
(7)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.
(8)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated October 2011 (Reg. No. 001-33042), filed with the SEC on October 14, 2011.
(10)	Incorporated by reference from the Registrant’s Form 6-K dated May 2012 (Reg. No. 001-33042), filed with the SEC on May 25, 2012.
(11)	Incorporated by reference from the Registrant’s Form 6-K dated September 2013 (Reg. No. 001-33042), filed with the SEC on September 9, 2013.
(12)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (Reg. No. 001-33042), filed with the SEC on March 22, 2013.
(13)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on April 16, 2012.
(14)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on May 17, 2012.
(15)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 (Reg. No. 001-33042), filed with the SEC on April 2, 2012.
(16)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-182329), filed with the SEC on June 25, 2012, as amended on July 26, 2012 and August 2, 2012.

____________________________

*	Filed herewith.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.
#	Users of the XBRL data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: March 31, 2014	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and
President

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Comprehensive Loss	F-5

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-35

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosetta Genomics Ltd.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. ("the Company") and its subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2013 and 2012, and the consolidated results of their comprehensive loss and cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 31, 2014	A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$16,774	$30,798
Restricted cash	2e	24	34
Short-term bank deposits	5	7,667	130
Trade receivables		224	88
Other accounts receivable and prepaid expenses	6	309	568
Discontinued operation	1e	-	135

Total current assets		24,998	31,753

LONG TERM ASSETS:

Long-term receivables		8	7
Property and equipment, net	7	874	546
Discontinued operation	1e	-	224

Total long term assets		882	777

Total assets		$25,880	$32,530

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2013	2012

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables		$906	$754
Other accounts payable and accruals	8	1,032	512

Total current liabilities		1,938	1,266

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	10c	81	136
Deferred revenue		228	228

Total long-term liabilities		309	364

COMMITMENTS AND CONTINGENT LIABILITIES	9

SHAREHOLDERS EQUITY (DEFICIENCY):
Share capital:	10
Ordinary Shares of NIS 0.6 par value: 40,000,000 and 20,000,000 shares authorized at December 31, 2013 and 2012, respectively; 10,473,488 and 9,099,805 shares issued at December 31, 2013 and 2012, respectively; 10,470,230 and 9,096,547 shares outstanding at December 31, 2013 and 2012, respectively		1,609	1,379
Additional paid-in capital		130,423	125,023
Accumulated deficit		(108,399)	(95,502)

Total shareholders' equity		23,633	30,900

Total liabilities and shareholders' equity		$25,880	$32,530

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMERHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2013	2012	2011

Revenues		$405	$201	$103
Cost of revenues		709	258	324

Gross loss		304	57	221

Operating expenses:

Research and development, net		1,744	1,247	3,386
Marketing and business development		7,002	3,938	2,633
General and administrative		4,297	3,025	2,537

Total operating expenses		13,043	8,210	8,556

Operating loss		13,347	8,267	8,777
Financial expense (income), net	12	(177)	2,429	(1,384)

Loss from continuing operations		13,170	10,696	7,393

Other comprehensive income attributed to marketable securities		-	-	7

Net comprehensive (income) loss from discontinued operations	1c,1e	(273)	(239)	1,444

Net comprehensive loss after discontinued operations		$12,897	$10,457	$8,830

Basic and diluted net loss per Ordinary Share from continuing operations		$1.37	$2.40	$14.55

Basic and diluted net loss (income) per Ordinary Share from discontinued operations		$(0.028)	$(0.054)	$2.85

Basic and diluted net loss per Ordinary Share		$1.34	$2.35	$17.40

Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share		9,593,952	4,448,449	507,622

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Total equity (deficiency)

Balance as of January 1, 2011	324,624	46	74,732	7	(76,215)	800	(630)

Issuance of restricted shares	84	(*)	-	-	-	-	-
Issuance of shares in February and October 2011, net of $541 and $70 issuance cost, respectively	301,672	50	5,803	-	-	-	5,853
Conversion of Warrants in February and November 2011	76,056	12	716	-	-	-	728
Stock-based compensation relating to options issued to non-employees	-	-	1	-	-	-	1
Stock-based compensation relating to options issued to employees	-	-	603	-	-	568	1,171
Decrease in holdings in Rosetta Green as a result of its IPO	-	-	2,726	-	-	2,352	5,078
Unrealized loss from marketable securities, net of realized gain	-	-	-	(7)	-	-	(7)
Loss of control in Rosetta Green shares in December 2011	-	-	-	-	-	(2,447)	(2,447)
Net loss	-	-	-	-	(8,830)	(1,273)	(10,103)

Balance as of December 31, 2011	702,436	108	84,581	-	(85,045)	-	(356)

Expenses related to the January 27, 2012 convertible debenture	-	-	(96)	-	-	-	(96)
Issuance of shares on April 17, 2012, at $2.55 per share, net of $149 issuance expenses	540,000	81	1,147	-	-	-	1,228
Issuance of shares on May 16, 2012, at $3.5 per share, net of $278 issuance expenses	632,057	101	1,833	-	-	-	1,934
Issuance of shares on May 24, 2012, at $11.5 per share, net of $643 issuance expenses	570,755	90	5,831	-	-	-	5,921
Issuance of shares on August 8, 2012, at $5 per share, net of $2,514 issuance expenses	5,500,000	826	24,160	-	-	-	24,986
Issuance of shares on August 29, 2012, at $5 per share, net of $289 issuance expenses	825,000	123	3,713	-	-	-	3,836
Conversion of October 2011 series A' Warrants in May and June, 2012	113,341	18	1,490	-	-	-	1,508
Employee options exercised	1,093	(*)	-	-	-	-	-
Stock-based compensation relating to options and Restricted Stock Units (“RSU’s”) issued to employees and directors	-	-	549	-	-	-	549
Conversion of debenture	211,865	32	268	-	-	-	300
Amortization of embedded conversion feature	-	-	1,547				1,547
Net loss	-	-	-	-	(10,457)	-	(10,457)

Balance as of December 31, 2012	9,096,547	1,379	125,023	-	(95,502)	-	30,900

Issuance of shares on May 2013, at 4.21 per share, net of $144 issuance expenses	628,245	103	2,397	-	-	-	2,500
Issuance of shares on June 2013, at 3.99 per share, net of $11 issuance expenses	94,015	16	348	-	-	-	364
Issuance of shares on September 2013, at 3.40 per share, net of $0.3 issuance expenses	2,950	(*)	10	-	-	-	10
Issuance of shares on October 2013, at 3.28 per share, net of $24 issuance expenses	240,935	41	725	-	-	-	766
Issuance of shares on December 2013, at 3.40 per share, net of $34 issuance expenses	331,738	57	1,037	-			1,094
RSU's conversion	75,000	13	(13)	-	-	-	-
Employee options exercised	800	(*)	3	-	-	-	3
Stock-based compensation relating to options and RSUs issued to employees and directors	-	-	893	-	-	-	893
Net loss	-	-	-	-	(12,897)		(12,897)

Balance as of December 31, 2013	10,470,230	1,609	130,423	-	(108,399)	-	23,633

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net loss	$(12,897)	$(10,457)	$(10,103)
Loss (income) from discontinued operations	(273)	(239)	2,676

Loss from continuing operations	(13,170)	(10,696)	(7,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	298	274	458
Foreign currency adjustments	6	(26)	4
Amortization of discount and change in fair value of embedded conversion feature in the convertible debenture	-	1,547	-
Capital loss from sale of property and equipment	-	(18)	15
Decrease in accrued severance pay, net	-	(26)	(8)
Stock-based compensation relating to options, RSUs, shares and warrants granted to employees, non-employees and directors	893	549	604
Gain from marketable securities, net	-	-	(7)
(Increase) decrease in trade receivables	(136)	(77)	9
(Increase) decrease in other accounts receivable and prepaid expenses	259	(277)	(68)
Increase (decrease) in trade payables	152	170	(516)
Increase (decrease) in other accounts payable and accruals	520	(722)	(1,502)
Loss from Rosetta Green's sale	-	-	41
Revaluation of warrants related to share purchase agreements	(55)	635	(1,640)

Net cash used in operating activities from continuing operations	(11,233)	(8,667)	(10,037)
Net cash provided by (used in) operating activities from discontinued operations	625	30	(1,224)

Net cash used in operating activities	(10,608)	(8,637)	(11,261)

Cash flows from investing activities:
Purchase of property and equipment	(626)	(270)	(11)
Proceeds from sale of property and equipment	-	60	168
(Increase) decrease in bank deposits	(7,537)	(18)	78
Proceeds and redemption from sale of marketable securities	-	-	148
Decrease (increase) in restricted cash	10	3	(37)
Proceeds from sale of Rosetta Green	-	-	814

Net cash provided by (used in) investing activities from continuing operations	(8,153)	(225)	1,160
Net cash used in investing activities from discontinued operations	-	-	(3,687)

Net cash provided by (used in) in investing activities	(8,153)	(225)	(2,527)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from financing activities:

Repayment of capital lease	-	(28)	(70)
Issuance of convertible loan	-	1,750	-
Repayment of convertible loan	-	(1,450)	-
Issuance of shares and warrants, net	4,737	38,653	9,634

Net cash provided by financing activities from continuing operations	4,737	38,925	9,564
Net cash provided by financing activities from discontinued operations	-	-	2,232

Net cash provided by financing activities	4,737	38,925	11,796

Increase (decrease) in cash and cash equivalents	(14,024)	30,063	(1,992)
Cash and cash equivalents at beginning of year	30,798	735	( *)2,727

Cash and cash equivalents at end of year	$16,774	$30,798	$735

Supplemental disclosure:

Cash paid during the year for:

Interest	$-	$288	$380

Non-cash activities:
Conversion of Warrants	$-	$-	$729

Amortization of embedded conversion feature	$-	$1,547	$-

(*) Includes cash and cash equivalents of discontinued operations of $84 at December 31, 2011

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000. The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, Rosetta Cancer Origin Test™, Rosetta Lung Cancer Test™, Rosetta Kidney Cancer Test™, and Rosetta Mesothelioma Test™, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA (Clinical Laboratories Improvement Amendments)-certified lab.

b.	The Company has a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform tests in its CLIA-approved laboratory, and expand the business development of the Company in the U.S.

c.	Rosetta Green Ltd. ("RG"):

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

Since RG was consolidated prior to the disposal, it met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the loss on the sale, have been classified as a loss from discontinued operations in the Statement of Comprehensive Loss, and prior periods’ results have been classified accordingly.

In addition, the Company would have received in the future, an additional payment of $2,000 if RG was acquired within three years from the date of signing of the share transfer agreement at a price per share reflecting RG valuation of at least $90,000. During 2013, RG’s activity and assets were acquired by a large conglomerate at a valuation lower than $90,000.

d.	The Company incurred an accumulated deficit of approximately $108,399 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2013. As of December 31, 2013, the Company’s total shareholders’ equity amounted to $23,633.

The Company believes that it has sufficient liquidity resources to support its operations through late 2015.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

e.	Parkway Clinical Laboratories, Inc. ("Parkway"):

Parkway was a national, full-service CLIA-certified clinical laboratory service that was owned by the Company. Parkway specializes in oral drug screening in the workplace environment and genetics testing services.

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

As of December 31, 2012, the Company revalued the fair value of the estimated future consideration to $359, of which $135 was recorded as current asset of discontinued operation, and $224 was recorded as long-term asset of discontinued operation.

The sale of Parkway met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the Consolidated Statement of Loss and prior period's results have been reclassified accordingly. In addition, the comparative data of the asset has been reclassified as asset attributed to discontinued operations in the Consolidated Balance Sheets.

On April 18, 2013 the Company signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with the Company's sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra and Parkway paid to the Company a total of $625.

As a result of this settlement, the Parkway asset has been removed from the Balance Sheets and the corresponding gain in the amount of $273 was recorded in the Consolidated Statements of Comprehensive Loss as income from discontinued operations.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are translated into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from the translation of monetary balance sheet items are reflected in the Statements of Comprehensive Loss as financial income or expenses, as appropriate.

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

Restricted cash is an interest-bearing savings account which is used as security for the Company's Israeli facilities leasehold bank guarantee.

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

The long-lived assets of the Company and its subsidiary and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2013 and 2012, no impairment losses have been identified.

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

Revenues from sales of the Company's diagnostic services are recognized in accordance with ASC 605 "Revenue Recognition in Financial Statements" when (1) persuasive evidence of an agreement exists, (2) delivery of tests result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable. In arrangements with private patients, in which prior to delivery the patient's third-party insurance provider has not contractually set the sale prices, or that are not covered by Medicare, the Company does not recognize revenue until the fees are fixed and determinable and collectability assured or upon collection.

Criterion (1) is satisfied when a final understanding between the parties as to the specific nature and terms exists. Criterion (2) is satisfied when the Company performs the test and delivers a report to the physician, or makes the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is assured. When evaluating collectability, the Company considers whether it has sufficient history to reliably estimate a payor’s individual payment patterns. To the extent all criteria set forth above are not met when test results are delivered, service revenues are recognized when cash is received from the payor. Under the arrangements with distributors, once delivery of a test result has occurred, the distributor is obligated to pay the Company the fixed price for such test pursuant to the relevant distribution agreement.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Royalties from licensing the right to use the Company's products are recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use the Company's products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met. As of December 31, 2013 and 2012, the Company had deferred revenue in an amount of $228.

k.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, various activities related to intellectual property, research materials and supplies, and equipment depreciation. All research and development costs are expensed as incurred. During the years ended December 31, 2013, 2012 and 2011, the Company charged to research and development expense $187, $245 and $277, respectively.

Royalty-bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Economy ("the OCS") for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such grants are presented as a reduction from research and development expenses in the consolidated statements of comprehensive loss in an amount of $206, $153 and $275, in the years 2013, 2012 and 2011, respectively.

l.	Stock-based compensation:

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

The Company selected the Black-Scholes option pricing model as the most appropriate fair-value method for its stock-option awards and values restricted stock units based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2013, 2012, and 2011 was $2.96, $4.62 and $7.35, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2013	2012	2011

Dividend yield	0%	0%	0%
Expected volatility	119%	122%	88%
Risk-free interest	1.48%	1.12%	1.2%
Expected life	4.5-6.25 years	6.25 years	5-6 years

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The computation of expected volatility is based on realized historical stock price volatility of the Company's stock.

The risk-free interest rate assumption is the implied yield currently available on the United States treasury zero-coupon issues, with a remaining term equal to the expected life term of the Company's options.

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

For the years ended December 31, 2013, 2012 and 2011, all outstanding options, RSUs, and warrants, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

n.	Income taxes:

The Company and its subsidiary account for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiary provide a valuation allowance to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company adopted ASC 740-10, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

o.	Severance pay:

The Company's Israeli employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Company's monthly deposits, at a rate of 8.33% of such employees' monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Severance expenses for the years ended December 31, 2013, 2012 and 2011 were $107, $38 and $173, respectively.

The U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The subsidiary provides a 3% safe-harbor contribution to the plan up to the employee’s eligible compensation. In the years 2013, 2012 and 2011, the subsidiary recorded an expense for matching contributions in the amount of $65, $25 and $30, respectively.

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

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

r.	Recent Accounting Pronouncements:

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force) to provide explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 31, 2013. The Company intends to adopt this standard prospectively in 2014 and the adoption will not result in a change to the tax provision.

NOTE 3: - CONVERTIBLE DEBENTURE

On January 26, 2012, the Company entered into a Secured Loan Agreement, pursuant to which on January 27, 2012, the Company sold and issued a $1,750 senior secured debenture (the “Debenture”) with a maturity date of January 26, 2013 and accrued interest at a rate between 10% and 18%. On March 15, 2012, an aggregate of $300 in principal amount of the Debenture became convertible into the Company’s Ordinary Shares at a conversion price of $1.416 per share. The Debenture was secured by a security interest in all of the Company’s current and future assets and any current or future subsidiary.

On June 21, 2012, the Company entered into an agreement and release with the Debenture holders, pursuant to which the Company prepaid an aggregate of $1,450 in principal and $288 in interest and the Debenture holders agreed to convert the remaining $300 in principal into Ordinary Shares no later than July 31, 2012, according to the original conversion terms. Such conversion occurred on July 27, 2012. Following the prepayment of the $1,450 in principal and $288 in interest, all of the Company’s obligations (other than the obligation to convert the remaining $300 in principal into Ordinary Shares) were satisfied and terminated and the security interest in all of the Company’s assets terminated. The agreement also contained a mutual release and discharge of future claims.

The Company accounted for the convertible debenture under ASC 470-20, “Debt with Conversion and Other Options”. ASC 470-20 requires companies first allocate the proceeds to freestanding liability instrument, with its embedded conversion feature that are measured at fair value at each reporting date, based on their fair value (valued as level 3 in accordance with ASC 820). The remaining proceeds are then allocated to the convertible debt.

Embedded derivatives were separated from the loan and are bifurcated based on their fair value and re-measured on each reporting date.

The embedded conversion feature was calculated on the commitment date and amortized using the effective rate method. The Company computed the fair value of the conversion feature using the Black-Scholes model. The following are the key assumptions used in connection with this computation:

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Issuance date
Risk-free interest rate (1)	0.9%
Expected volatility (2)	136%
Expected life (in years (3)	1.0
Expected dividend yield (4)	0%

1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.
2)	Expected volatility - was calculated based on actual historical stock price movements of the Company over a term that is equivalent to the expected term of the conversion option.
3)	Expected life - the expected life was based on the maturity date of the conversion option.
4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

On July 27, 2012, the Company issued 211,865 Ordinary Shares, following the conversion of the remaining $300, in principal amount of the Debenture. As a result of the amortization of the discount and the changes of the fair value of the embedded conversion feature in the convertible debenture described above, the Company recorded an expense of $1,547 and an interest expense of $288, as of December 31, 2012, which were attributed to financial expenses.

NOTE 4: - FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures" (originally issued as SFAS 157), the following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

As of December 31, 2012, the Company valued other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model, as Level 3 given the unobservable inputs used in this model which were significant to the fair value of the asset.

On April 18, 2013 the Company signed a settlement agreement with Sanra in connection with the Company's sale of Parkway to Sanra, as describe in Note 1e.

The fair value of the liability for warrants related to share purchase agreements was calculated using the Black-Scholes Model and the Company classified this liability within Level 3. The fair value of the warrants at December 31, 2013 and December 31, 2012 was $81 and $136, respectively. Gain of $55 from the revaluation of warrants related to share purchase agreement is recorded under Financial Income in the Consolidated Statements of Comprehensive Loss.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The following table summarizes information about the fair value of the above warrants related to share purchase agreements:

	December 31,
	2013	2012

January Warrants	$-	$25
A Warrants	27	39
A’ Warrants	54	72

Total	$81	$136

NOTE 5:- SHORT-TERM BANK DEPOSITS

As of December 31, 2013 and 2012, the Company's bank deposits are as follows:

December 31, 2013
Amount	Maturity date	Annual interest

$5,028	June 5, 2014	0.85%
2,500	February 25, 2014	1.65%
120	November 25, 2014	0.5%
19	January 28, 2014	0.69%

$7,667

December 31, 2012
Amount	Maturity date	Annual interest

$18	January 27, 2013	1.73%
112	December 2, 2013	0.2%

$130

NOTE 6:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Prepaid expenses	$99	$327
Government authorities	53	108
Security deposits	65	38
Royalty-bearing grants	86	73
Other	6	22

	$309	$568

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:
Computer equipment	$924	$598
Office furniture and laboratory equipment	1,320	1,049
Leasehold improvements	660	617

	2,904	2,264
Accumulated depreciation:
Computer equipment	660	537
Office furniture and laboratory equipment	937	790
Leasehold improvements	433	391

	2,030	1,718

Depreciated cost	$874	$546

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 were $298, $274, and $458, respectively.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2013	2012

Employees' salaries and payroll accruals	$928	$328
Accrued expenses and other	104	184

	$1,032	$512

NOTE 9: - COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2013 and December 31, 2012, restricted cash was primarily attributed to a bank guarantee to the landlord of the Israeli property for the fulfillment of its lease commitments in the amount of approximately $43 and $163, respectively.

b.	The facilities of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent agreements as of December 31, 2013, are as follows:

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

2014	$504
2015	507
2016	507
2017	482
2018 and thereafter	334

Total	$2,334

Total rent expenses for the years ended December 31, 2013, 2012 and 2011 were $365, $531, and $630, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $8 as of December 31, 2013.

Lease expenses for motor vehicles for the years ended December 31, 2013, 2012, and 2011, were $81, $53, and $152, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $960, of which $640 will be paid after December 31, 2013. During the years ended December, 31, 2013, 2012 and 2011, the Company paid fees in the amount of $47, $47 and $47, respectively, to the third party. The Company recorded the payments as research and development expenses.

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $537, of which $372 will be paid after December 31, 2013. During the years ended December 31, 2013, 2012 and 2011, the Company paid fees in the amount of $40, $34, and $39, respectively, to the third party. The Company recorded the payments as research and development expenses.

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $190 will be paid after December 31, 2013. During the years ended December 31, 2013, 2012 and 2011, the Company paid fees in the amount of $12, $5, and $12, respectively to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $331, of which $185 will be paid after December 31, 2013. During the years ended December 31, 2013, 2012 and 2011, the Company paid fees in the amount of $20, $17, and $21, respectively under this agreement. The Company recorded the payments as research and development expenses.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $480 will be paid after December 31, 2013. During the years ended December 31, 2013, 2012 and 2011, the Company paid fees in the amount of $35, $35 and $35, respectively, to the third party. The Company recorded the payments as research and development expenses.

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $320 will be paid after December 31, 2013. During the years ended December, 31, 2013, 2012 and 2011, the Company paid fees in the amount of $24, $24 and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel's Ministry of Economy, of the State of Israel (the “OCS”). The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. As of December 31, 2013, the Company received total grants of $206 from the OCS for its development within the consortium and continued to meet the criteria to receive grants such that the Company was not then obligated to repay those funds.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

k.	In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance to a plan approved, and jointly funded by the Office of the Chief Scientist of the Ministry of Economics (“OCS”) and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by OCS. Under the applicable terms, so long as the Company continues to meet the criteria for receiving OCS grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. As of December 31, 2013, the Company did not yet receive grants from the OCS.

NOTE 10:- SHARE CAPITAL

a.	Ordinary Shares:

Ordinary Shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

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

On August 5, 2013, the Company held its Annual General Meeting of Shareholders on which the following actions were approved and taken:

a) To increase the registered (authorized) share capital of the Company to 40,000,000 Ordinary Shares with a nominal (par) value NIS 0.6 each.

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

The exercise price of the warrants is $150 per Ordinary Share. The warrants are exercisable for a period of five years. None of the January 2010 Warrants were exercised during 2013.

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

The fair value was measured using the Black-Scholes model. In estimating the warrants' fair value, the Company used the following assumptions:

	December 31, 2013	December 31, 2012

Risk-free interest rate (1)	0.13%	0.25%
Expected volatility (2)	50%	161%
Expected life (in years) (3)	1	2
Expected dividend yield (4)	0%	0%
Fair value:
Warrants	$0	$25

(1)	Risk-free interest rate is based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

(2)	Expected volatility was calculated based on actual historical stock price movements of the Company over a term that is equivalent to the expected term of the option
(3)	Expected life was based on the maturity date of the warrants.
(4)	Expected dividend yield was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

2.	On December 1, 2010, the Company completed a private placement offering with several investors. The Company received proceeds of approximately $2,240, net of placement agent fees and other offering expenses. Under the terms of the financing, the Company sold 166,667 units, consisting of an aggregate of 41,667 Ordinary Shares, warrants to purchase up to an aggregate of 20,841 Ordinary Shares at an exercise price of $78 per share ("Series A Warrants") and warrants to purchase up to an aggregate of 10,417 Ordinary Shares at an exercise price of $0.6 per share ("Series B Warrants"). Each unit was sold for a purchase price of $60. In addition, the Company granted additional warrants as finder’s fee to purchase up to 1,042 Ordinary Shares.

The Series A Warrants are exercisable immediately upon issuance, expire on December 1, 2015 and the exercise price is subject to potential future adjustment upon occurrence of various events, such as stock splits or dilutive issuances. On February 23, 2011, in connection with the financing transactions closed by the Company, the exercise price of the Series A Warrants was automatically adjusted from $78 per share to $60 per share. None of the Series A Warrants were exercised during 2013.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

	December 31, 2013	December 31, 2012

Risk-free interest rate	0.38	0.365
Expected volatility	186%	138%
Expected life (in years)	2	3
Expected dividend yield	0	0
Fair value:
Warrants	$27	$39

3.	On October 19, 2011, the Company completed a private placement offering from investors. The Company received proceeds of approximately $1,300, net of placement agent fees and other offering expenses of $236. Under the terms of the financing, the Company sold 135,010 units consisting of an aggregate of 135,010 Ordinary Shares, warrants to purchase up to an aggregate of 135,010 Ordinary Shares at an exercise price of $7.50 per share ("Series A' Warrants"), and warrants to purchase up to an aggregate of 67,501 Ordinary Shares at an exercise price of $0.15 or NIS 0.6 per share ("Series B' Warrants"). Each unit was sold for a purchase price of $11.25. In addition, the Company granted additional warrants as finder’s fee to purchase up to 3,375 Ordinary Shares. The Series A' Warrants expire on October 19, 2016.

According to Series B' Warrants agreement, each Series B' Warrant will be automatically exercised on a cashless basis on the 11th trading day following November 10, 2011, to a number of Ordinary Shares equal to the difference between (a) the quotient obtained by dividing (1) 200% of the maximum number of warrant Shares issuable under the Series B' warrant multiplied by the $11.25 by (2) the greater of $7.50 and 80% of the average of the 10-day volume-weighted average price immediately following the November 10, 2011 and (b) the maximum number of Warrant Shares issuable under the Series B' warrant multiplied by 2.

On November 28, 2011, the Series B' Warrants were automatically exercised on a cashless basis to 65,749 Ordinary Shares. Upon the conversion of the Series B' Warrants, the Series B' Warrants were classified as equity.

During 2012, of the 135,010 Series A’ Warrants, 113,341 were exercised for aggregate gross proceeds of $850. As of December 31, 2012, 21,668 Series A’ warrants remain outstanding. None of the Series A’ Warrants were exercised during 2013.

The Company accounted for the Series A' Warrants according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity", and based on certain terms of the warrants, classified them as liabilities, measured at fair value in each reporting period until they are exercised or expired with changes in the fair values being recognized in the Company's Consolidated Statement of Comprehensive Loss as financial income or expense.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The fair value of the Series A' Warrants was measured using the Black-Scholes model. In estimating the warrants' fair value, the Company used the following assumptions:

	December 31, 2013	December 31, 2012

Risk-free interest rate	0.78%	0.54%
Expected volatility	198%	127%
Expected life (in years)	3	4
Expected dividend yield	0	0
Fair value:
Warrants	$54	$72

4.	On April 17, 2012, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $1,228, net of placement agent fees and other offering expenses in amount of $149. Under the terms of the financing, the Company sold 540,000 Ordinary Shares at a price of $2.55 per Share. For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 13,500 Ordinary Shares at an exercise price of $3.1875 per share. The Option Agreement expires on April 12, 2017.

5.	On May 22, 2012, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $1,934, net of placement agent fees and other offering expenses in amount of $278. Under the terms of the financing, the Company sold 632,057 Ordinary Shares at a price of $3.50 per Share. For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 15,802 Ordinary Shares at an exercise price of $4.375 per share. The Purchase Option Agreement expires on May 16, 2017.

6.	On May 31, 2012, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $5,921, net of placement agent fees and other offering expenses in amount of $643. Under the terms of the financing, the Company sold 570,755 Ordinary Shares at a price of $11.50 per Share. For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 14,269 Ordinary Shares at an exercise price of $14.375 per share. The Purchase Option Agreement expires on May 24, 2017.

7.	On August 8, 2012, the Company closed a public offering of 5,500,000 Ordinary Shares at a public offering price of $5.00 per share for aggregate proceeds of $24,986, net of placement agent fees and other offering expenses in amount of $2,514. Under the terms of the underwriting agreement, the Company granted the underwriter an option, exercisable for 45 days, to purchase up to an additional 825,000 of the Company’s Ordinary Shares at the same price, solely to cover over-allotments.

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

For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 148,937 Ordinary Shares at an exercise price of $6.25 per share. The Purchase Option Agreement expires on August 2, 2017.

In addition, the Company’s former placement agent received a warrant certificate to purchase up to 26,481 Ordinary Shares at an exercise price of $5.5769 per share, under its fee-tail agreement. The warrant expires on November 24, 2014.

9.	On March 22, 2013, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, its ordinary shares, par value NIS 0.6 per share, having an aggregate offering price of up to $5,900. Sales of the Company’s ordinary shares under the Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

From May 22, 2013 through December 31, 2013, the Company sold through the Cantor Sales Agreement an aggregate of 1,297,883 of its ordinary shares, and received gross proceeds of $4,947 before deducting issuance expenses in an amount of $213.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Between December 2009 and October 2012, the Company approved an additional 878,770 Ordinary Shares for the 2006 Plan.

In February 2011, the board of directors of the Company approved the grant of 83 restricted shares.

During 2012, the Company's Board of Directors approved the granting of 50,000 Restricted Share Units ("RSUs") to certain employees. Furthermore, during 2012, the Company’s shareholders approved the granting of 30,000 RSUs to certain members of the Company’s Board of Directors. During 2013, 75,000 RSUs became fully vested and were converted into common stock of the Company and 5,000 RSUs were cancelled.

During 2013, the Company's Board of Directors approved the granting of 3,000 RSUs to certain employees. Furthermore, during 2013, certain members of the Company’s Board of Directors were granted 40,000 RSUs under the approval of the Company’s shareholders in the 2012 and 2013 Shareholder meetings.

The total number of options authorized for grant under the plans amounted to 910,751. As of December 31, 2013, an aggregate of 70,004 options of the Company are available for future grants.

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

2.	The following is a summary of the Company's stock options granted among the various plans:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	451,628	$10.64
Granted	305,824	$3.42
Exercised	(800)	$4.05
Forfeited	(43,433)	$11.65
Outstanding at the end of the year	713,219	$7.49	8.22	$3.43

Vested or expected to vest	527,453	$8.68	8.03	$2.12

Options exercisable at the end of the year	146,969	$19.63	7.38	$0.48

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2013, 2012 and 2011 was $2.46, $4.62, and $7.35, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary Shares on December 31, 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on the fair market value of the Company's shares.

As of December 31, 2013, there was $1,924 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 2.46 years.

The following table summarizes information about options to employees and non-employees outstanding at December 31, 2013 under the Plans:

Exercise price	Options outstanding at December 31, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2013	Average exercise price of options exercisable

$0	99	0.80	$0	99	$0
$ 2.48-123	710,503	8.24	$6.30	144,259	$13.98
$ 127-282	1,045	3.52	$212	1,039	$212
$ 342-396	943	3.54	$358	943	$358
$ 411-528	629	3.28	$491	629	$491

	713,219			146,969

The following table sets forth the total stock-based compensation expense resulting from stock options and RSUs granted to employees and directors included in the Company's Consolidated Statement of Comprehensive Loss:

	Year ended December 31,
	2013	2012

Cost of goods sold	$16	$15
Marketing and business development expenses	191	326
General and administrative expenses	603	182
Research and development costs, net	83	26

Total stock-based compensation expense	$893	$549

e.	Options and warrants issued to non-employees:

1.	As of December 31, 2013, there were no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

2.	The Company had accounted for its options to non-employees under the fair value method of ASC 718 and ASC 505-50.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

3.	On April 11, 2011, the Company granted 1,167 warrants to purchase 1,167 Ordinary Shares of the Company, nominal value NIS 0.6 per share to its non-employee. The warrants are exercisable for a period of four years. In 2013 these warrants were forfeited.

4.	In October 2013, the Company’s Board of Directors approved the grant of 15,000 warrants to purchase 15,000 Ordinary Shares of the Company, nominal value NIS 0.6 per share to a non-employee.

NOTE 11:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Additionally, if the Company becomes a "foreign investors company", as defined by the Law, as such it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership during each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. These limitations do not apply to the exemption period.

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

As of December 31, 2013, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate at the applicable rate (10%-25%) in respect of the gross amount that the Company distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Approved Enterprise.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Law became effective ("the Amendment") and significantly changed the provisions of the Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise such as provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

As of December 31, 2013, the Company did not generate income under the Law prior to and after the Amendment.

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

The Company examined the possible effect of the amendment on the financial statements, if at all, and at this time does not believe it will opt to apply the amendment.

At this time, the Company does not believe the amendment has any possible effect on the financial statements.

d.	Tax rates applicable to the income of the Company:

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises, taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiary's deferred tax assets are comprised of operating loss carryforward and other temporary differences. Significant components of the Company and its subsidiary’s deferred tax assets are as follows:

	December 31,
	2013	2012
Tax asset in respect of:
Operating loss carryforward and deductions	$34,381	$27,658
Reserves, allowances and other	16	10

Net deferred tax asset before valuation allowance	34,397	27,668
Valuation allowance	(34,397)	(27,668)

Net deferred tax asset	$-	$-

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

The Company has estimated accumulated losses for tax purposes as of December 31, 2013, in the amount of approximately $108,180, which may be carried forward and offset against taxable income in the future for an indefinite period.

Rosetta Genomics Inc., is subject to U.S. income taxes. As of December 31, 2013, Rosetta Genomics Inc., has estimated total available carryforward tax losses as of December 31, 2013 of approximately $14,387 to offset against future tax profits which expires in the years 2014 to 2033.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2013	2012	2011

Financial income:
Interest income on short-term deposits	$(146)	$(39)	$(3)
Interest and realized gain on marketable securities	-	-	(2)
Foreign currency adjustments gains and other	-	(33)	(15)
Revaluation of warrants related to share purchase agreement	(55)	-	(1,637)

	(201)	(72)	(1,657)
Financial expenses:
Bank and interest expenses	21	31	19
Foreign currency adjustments losses	-	-	3
Revaluation of warrants related to share purchase agreement	-	635	-
Interest on convertible debenture	-	288	-
Amortization of discount and change in fair value of embedded conversion feature in the convertible debenture	-	1,547	-
Foreign exchange futures transactions and others	3	-	251

	24	2,501	273

	$(177)	$2,429	$(1,384)

NOTE 13:- SUBSEQENT EVENTS

From January 1, 2014 through March 26, 2014, the Company had sold through the Cantor Sales Agreement an aggregate of 261,654 of its ordinary shares, and received gross proceeds of $952 before deducting issuance expenses in an amount of $29.

On March 26, 2014, the Company’s Board of Directors approved a grant to employees of options to purchase a total of 55,000 Ordinary Shares, at an exercise price of $5.16 per share. In addition, the Company’s Board of Directors approved the granting of 3,000 RSUs to certain employees.

