Form 20-F
period 2014-12-31
Rosetta Genomics Ltd.
filed 2015-03-16
CIK 1362959

As filed with the Securities and Exchange Commission on March 16, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2014, the issuer had 11,762,420 ordinary shares outstanding and no preferred shares outstanding.

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

A. SELECTED CONSOLIDATED FINANCIAL DATA

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following financial data for the years ended December 31, 2012, 2013 and 2014, and as of December 31, 2013 and 2014 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2010 and 2011 and as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements which are not included in this Annual Report. In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory. Parkway remained an indirect wholly owned subsidiary until we sold it in May 2009. On April 18, 2013, we signed a settlement agreement with Sanra Laboratories (“Sanra”) in connection with our sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra and Parkway paid us a total of $625,000. Operating results for Parkway have been classified as discontinued operations for all presented periods.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss:
Revenues:	$1,327	$405	$201	$103	$279

Cost of revenues	1,310	709	258	324	628
Gross loss	(17)	304	57	221	349

Consolidated Statements of Operations:
Operating expenses:
Research and development, net	1,927	1,744	1,247	3,386	5,707
Marketing and business development	6,848	7,002	3,938	2,633	4,881
General and administrative	5,494	4,297	3,025	2,537	2,424
Other expenses related to the settlement with Prometheus	-	-	-	-	554
Total operating expenses	14,269	13,043	8,210	8,556	13,566
Operating loss	14,252	13,347	8,267	8,777	13,915
Financial expenses (income), net	259	(177)	2,429	(1,984)	(1,031)
Loss before taxes	14,511	13,170	10,696	7,393	12,884
Tax expense	15	-	-	-	-
Loss from continuing operations	14,526	13,170	10,696	7,393	12,884
Other comprehensive income attributed to marketable securities	-	-	-	7	-
Net loss (income) from discontinued operations	-	(273)	(239)	1,444	1,871
Net loss after discontinued operations	14,526	12,897	10,457	8,830	14,755

Net loss attributable to Rosetta Genomics	$14,526	$12,897	$10,457	$8,830	$14,755
Basic and diluted net loss per ordinary share from continuing operations	$1.29	$1.37	$2.40	$14.55	$45.75
Basic and diluted net loss (income) per ordinary share from discontinued operations attributable to Rosetta Genomics	-	$(0.028)	$(0.054)	$2.85	$6.6
Basic and diluted net loss per ordinary share attributable to Rosetta Genomics	$1.29	$1.34	$2.35	$17.4	$52.35
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Rosetta Genomics	11,239,892	9,593,952	4,448,449	507,622	281,801

	As of December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,929	$16,774	$30,798	$735	$2,635
Restricted cash	52	24	34	37	-
Short-term bank deposits	7,650	7,667	130	112	190
Marketable securities	-	-	-	-	148
Trade receivable	338	224	88	11	21
Working capital (deficiency)	14,241	23,060	30,487	(638)	501
Total assets	16,452	24,998	32,530	2,044	5,293
Convertible loan	-	-	-	-	-
Long-term liabilities	2	309	364	552	2,592
Total shareholders’ equity (deficiency)	15,065	23,633	30,900	(356)	(630)
Capital stock	137,990	132,032	126,402	84,689	74,778

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

We have used substantial funds to discover, develop, commercialize and protect our microRNA tests and technologies and will require substantial additional funds to continue our operations. As of December 31, 2014, we had cash, cash equivalents, short-term bank deposits and restricted cash of $15.6 million, compared to $24.5 million as of December 31, 2013. Subsequent to the balance sheet date, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent, and sold through the 2015 Cantor Sales Agreement an aggregate of 2,204,764 of our Ordinary Shares, and received gross proceeds of $9.8 million before deducting issuance expenses of $491,000 (See Note 12 to the Consolidated Financial Statements, titled “Subsequent Events”). Given this recent raise and based on our current operations, we believe our existing funds will be sufficient to fund operations into 2017. We may seek additional funding through collaborative arrangements and public or private equity offerings and debt financings, and we may elect to raise additional funds even before we need them if the conditions for raising capital are favorable. Additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, tests or products in development or approved tests or products that we would otherwise pursue on our own. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations.

The approach we are taking to discover and develop novel diagnostics and therapeutics is new and may never lead to commercially accepted products.

We have concentrated our research and development efforts on diagnostics and therapeutics in the relatively new field of microRNAs. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies: Rosetta Cancer Origin Test™ (formerly “miRview® mets2”), Rosetta Mesothelioma Test™ (formerly “miRview® meso”), Rosetta Lung Cancer Test™ (formerly “miRview® lung”), and Rosetta Kidney Cancer Testt™ (formerly miRview® kidney”). To date, these tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new, and the scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus solely on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in commercializing our existing diagnostic tests or developing and commercializing additional microRNA-based tests or products, our business may fail.

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

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2014, we had an accumulated deficit of $122.9 million. We had net loss of $14.5 million for the year ended December 31, 2014. We anticipate that the majority of any revenues we generate over the next several years will be from sales of our currently marketed products in the United States and from existing and future collaborations and licensing arrangements and the sale of future diagnostic tests using our microRNA technology. We cannot be certain, however, that our sales efforts in the United States or our existing collaborations will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including our currently marketed tests, will be successfully commercialized. If we are unable to secure significant revenues from our current selling efforts or through collaborations and the sale of tests or products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

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

Risks Related to Our Intellectual Property

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics could be harmed.

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of March 8, 2015, our patent portfolio included a total of 35 issued U.S. patents, two issued Australian patents, three issued European patents, two issued Israeli patents, 50 pending patent applications worldwide, consisting of 29 U.S. patent applications, one of which received notice of allowance, six applications that are pending in Europe, one of which received a notice of allowance, three applications pending in Israel, two applications pending in Japan, one of which received a notice of allowance, one application pending in Australia, two applications pending in Canada, three applications pending in China, two applications pending in Brazil, one application pending in Korea, and one PCT application. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented.

Furthermore, the standards that the U.S. Patent and Trademark Office, or USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Currently, there is an opposition proceeding pending against one of our patents in Europe. This opposition relates to a patent granted by the European Patent Office that claims the use of miR-34a for the preparation of a pharmaceutical composition for treating cancer, wherein the cancer is p53 negative. Even if this opposition is successful, we do not anticipate that the result will have an adverse effect on our business.

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

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and any such changes could have a negative impact on our business. There have been several cases involving “gene patents” and diagnostic claims that have been considered by the U.S. Supreme Court. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc. the Court held that claims to isolated genomic DNA were not patentable subject matter, but claims to complementary DNA (cDNA) molecules were patentable subject matter. The effect of the decision on patents for other isolated natural products is uncertain, and this uncertainty includes microRNAs, which have a different chemical composition, differ in size, and have a more complicated discovery process than DNA. On March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. Although the decision relates to biomarker method patents, relating to simple methods, for affecting treatment decisions, the decision has created uncertainty around the ability to patent certain biomarker-related method patents. These decisions have increased the uncertainty with regard to our ability to obtain patents in the future as well as the value of current and future patents, once obtained. Depending on decisions by the U.S. federal courts and the Patent Office, the interpretation of laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents, all of which could have a material adverse effect on our business.

On March 4, 2014, the USPTO issued a memorandum to patent examiners titled 2014 Procedure For Subject Matter Eligibility Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena, And/Or Natural Products. These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings. While these expand the scope of the Myriad ruling to include all naturally occurring nucleic acids, our patents and pending applications include claims to non-naturally occurring derivatives of microRNAs, which we believe are patentable under U.S. and foreign patent laws. In addition, These guidelines reflect the USPTO’s interpretation of Supreme Court case law addressing patent subject matter eligibility. As such, the guidelines are subject to challenge in a court proceeding and are subject to modification by future court or USPTO decisions.

On December 15th, 2014, the USPTO released the revised subject matter eligibility examination guidance to patent examiners entitled " 2014 Interim Guidance on Patent Subject Matter Eligibility " (the "Interim Guidance"). The Interim Guidance intends to assist USPTO patent examiners to evaluate inventions that may be related to law of nature, natural phenomena, and/or an abstract idea. The Interim Guidance addresses the concerns raised by the public against the guidance issued in March of 2014 – namely that the USPTO applied with too broad a brush the recent Supreme Court decisions regarding the judicial exceptions (law of nature, natural phenomena, and/or an abstract idea). The USPTO’s new analysis, focusing on the claims as a whole and an analysis of the “markedly different” properties of the claimed subject matter (as compared to the natural counterpart product) is a balanced approach. The Interim Guidance also appears to indicate that a claim that recites a natural phenomenon, such as a diagnostic process or method, will satisfy Section 101 if the claim sufficiently limits the practical application of the natural phenomenon. Our patents and pending patent applications include claims that limit the practical application of our methods making them patentable under current US law, as well as in foreign jurisdictions.

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

We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business, such as our agreements with The Rockefeller University, Max Planck Innovation GmbH, or Max Planck, and Johns Hopkins University. We expect to enter into additional licenses of intellectual property with third parties in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive or co-exclusive rights. Our licensors may not successfully prosecute the patent applications which we have licensed. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical tests or products for sale, which could adversely affect our competitive business position and harm our business prospects. Our current material license agreements contain the following patent enforcement provisions:

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

Risks Related to Development, Clinical Testing and Regulatory Approval of Diagnostics and Therapeutics

If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

•	CLIA, which requires that laboratories obtain certification from the federal government;
•	FDA laws and regulations;
•	Health Insurance Portability and Accountability Act of 1996 (HIPAA), which established comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardized electronic transactions; amendments to HIPAA under the Health Information Technology for Economic and Clinical Health Act, or HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification;
•	state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;
•	the federal anti-kickback law, or the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;
•	the federal False Claims Act, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government;
•	the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;
•	other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers; and
•	similar foreign laws and regulations that apply to us in the countries in which we operate.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to civil or criminal penalties, exclusion from participation in government health care programs, or prohibitions or restrictions on our laboratories’ ability to provide services. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

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

Although the FDA has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it generally exercised enforcement discretion in not otherwise regulating most tests such as ours that are designed, manufactured and used within the high complexity CLIA-certified laboratory at which the test was performed. These tests are known as laboratory developed tests or LDTs. However, after many years of promising that it would be providing guidance on the regulation of LDTs, the FDA issued draft guidance entitled, “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)” and an accompanying draft guidance document, or Draft Guidance, entitled, “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs)” on October 3 2014. If the Draft Guidance is finalized, the FDA may phase-in a risk-based approach to the regulation of LDTs in a manner that is consistent with the FDA’s current regulation of in vitro diagnostics, or IVDs, which means that new LDTs could be subject to requirements for premarket review. We cannot predict when or whether the Draft Guidance will be finalized, but we are monitoring this development carefully. Although we intend to continue to launch new clinical tests as LDTs in our CLIA-certified laboratory, we cannot provide any assurance that FDA regulations, including pre-market clearance or approval, will not be required in the future for LDTs applying our microRNA technology. If pre-market clearance or approval, or additional legal requirements such as implementing additional quality controls, are required, our business could be negatively impacted because we would have to obtain the data required to support the requirements of new FDA regulations and because our CLIA-certified laboratory may be required to stop offering our tests until they are cleared or approved by the FDA.

Diagnostic tests based on our microRNA technology may require the performance of clinical trials, which can be lengthy, costly and burdensome.

If the FDA decides to require pre-market clearance or approval of our current tests, or the tests that we are developing, it may require us to perform clinical trials prior to submitting a marketing application. If we are required to conduct clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase development costs and delay commercialization. The commencement of clinical trials may be delayed due to our inability to obtain a sufficient number of patient samples, which is a function of many factors, including the size of the relevant patient population and the nature of the disease or condition being studied. It also may be necessary to engage contract research organizations, or CROs, to perform data collection and analysis and other aspects of these clinical trials, which might increase the cost and increase the time to completion.

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

Failure to comply with government laws and regulations related to submission of claims for our services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs and corresponding foreign reimbursement programs.

We are subject to laws and regulations governing the submission of claims for payment for our services, such as those relating to: coverage of our services under Medicare, Medicaid and other state, federal and foreign health care programs; the amounts that we may bill for our services; and the party to which we must submit claims. Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or in attempts by government healthcare programs, such as Medicare and Medicaid, to recover payments already made. Submission of claims in violation of these laws and regulations can result in recoupment of payments already received, substantial civil monetary penalties, and exclusion from government health care programs, and can subject us to liability under the federal False Claims Act and similar laws. The failure to report and return an overpayment to the Medicare or Medicaid program within 60 days of identifying its existence can give rise to liability under the False Claims Act. Further, a government agency could attempt to hold us liable for causing the improper submission of claims by another entity for services that we performed if we were found to have knowingly participated in the arrangement at issue.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or “protected health information” including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH). HIPAA and HITECH and their implementing regulations and guidance will be collectively referred to herein as “HIPAA”. HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as “covered entities.” Certain HIPAA provisions also apply to “business associates” of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA’s privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA’s security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. HITECH amended HIPAA to require the reporting of breaches of protected health information to affected individuals, the federal government and in some cases, to the media. We are a covered entity and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. For example, we must take steps to ensure that our sales team does not inappropriately access or use protected health information in providing services and support to customers. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the privacy rules security standards, breach notification rules or other HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business. Large breaches of protected health information could lead to class action lawsuits and other litigation. Any publicly reported breach could cause significant reputational harm to our business and significant expense for reporting, mitigation of harm and implementation of corrective actions mandated by regulators. HITECH expanded HIPAA enforcement authority to state attorneys general, so we are subject to additional enforcement and penalties from each state where individuals affected by a HIPAA violation may reside. Allegations that we have violated individuals’ privacy or security rights, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. In the event of a data breach affecting individuals from more than one state, we must comply with all relevant state notification requirements as well as HIPAA and are subject to enforcement by all relevant state and federal authorities as well as fines and penalties imposed by each state. Non-U.S. privacy protection requirements such as the European Union’s Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar penalties.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development activities involve the use of hazardous and chemical materials, and we maintain quantities of various flammable and toxic chemicals in our facilities in Israel and the United States. We believe our procedures for storing, handling and disposing these materials in our Israel and U.S. facilities comply with the relevant guidelines of the State of Israel and the United States. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

If we do not comply with laws regulating the use of human tissues, our business could be adversely affected.

We use human tissue samples for the purpose of development and validation of our tests. Our access and use of these samples is subjected to government regulation, in the United States, Israel and elsewhere and may become subject to further regulation. For example, the Israeli Ministry of Health requires compliance with the principles of the Helsinki Declaration, the Public Health Regulations (Clinical Trials in Human Subjects) 1980, the provisions of the Guidelines for Clinical Trials in Human Subjects and the provisions of the current Harmonized Tripartite Guideline for Good Clinical Practice. Our failure to comply with these or similar regulations could impact our business and results of operations. In the United States, we must comply with 45 C.F.R. 46, Federal Policy for the Protected of Human Subjects, or the “Common Rule” as well as HIPAA with respect to the use of clinical data associated with tissue samples. Failure to comply with these laws may result in federal or state enforcement, fines and/or civil penalties, reputational harm and inability to use data for test validation, research or other purposes.

Risks Related to Competition and Commercialization

If we are unable to expand sales of our diagnostic tests in the United States, it would have a material adverse effect on our business and financial condition.

In November 2010, we reacquired the U.S. commercial rights to our current diagnostic tests, and in May 2011, we established our own internal oncology sales team consisting of four oncology sales specialists, which has since been increased and as of the date of this report stands at eleven oncology sales specialists, a Regional Manager and an Executive Vice President To date, this team has had limited success in commercializing our diagnostic tests. In addition, in July 2012 (as amended in October 2012), we entered into a co-marketing agreement with Precision Therapeutics, pursuant to which we granted Precision Therapeutics the co-exclusive right, along with us, to market the Rosetta Cancer Origin TestTM in the United States. Precision Therapeutics launched its marketing effort in October 2012, but had limited success and this agreement terminated on February 28, 2014. If we are unable to establish adequate sales, marketing and distribution capabilities to successfully commercialize our tests in the United States, whether independently or with third parties, it will have a material adverse effect on our business and financial condition.

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing. Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we and others who may develop products based on our microRNA technology are targeting or may target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We and others who may develop products based on our microRNA technology may also face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we, our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we and others who may develop products based on our microRNA technology will also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNA technologies. We are aware of several other companies that are working to develop microRNA-based diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Mirna Therapeutics, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics, Interpace Diagnostics, Inc. and others. In addition, we face competition from companies that have developed or are developing diagnostic tests based on other non-microRNA technologies such as Response Genetics, Inc., Biotheranostics, Inc., Foundation Medicine, and Veracyte Inc. Any of these companies may develop microRNA-based or other tests or products more rapidly and more effectively than we or our collaborators will. If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we and others who may develop products based on our microRNA technology may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

Additional provisions of the ACA may negatively affect our revenues. For example, the ACA imposes an excise tax of 2.3% on the sale of certain medical devices and mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule of 1.75% for the years 2011 through 2015. In 2015, this adjustment is in addition to a negative 0.6% productivity adjustment to the Clinical Laboratory Fee Schedule, and a 2% sequestration reduction that has applied since 2013. After application of a Consumer Price Index increase of 2.10% for 2015, payments under the Clinical Laboratory Fee Schedule decreased by 0.3% for 2015. Currently we do not offer products that meet the medical device definition subject to the excise tax. However, if the FDA later determines that one or more of our products is a taxable medical device, we could be subject to the tax as of the date of any written notification.

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

Any diagnostic tests or therapeutic products using our microRNA technology that we, our collaborators or third-party licensees have developed or are developing are based upon new technologies or diagnostic or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a microRNA-based approach. As a result, it may be more difficult for us, our collaborators or third-party licensees to convince the medical community and third-party payors to accept and use such tests and products. Other factors that we believe will materially affect market acceptance of diagnostic tests or therapeutic products using our microRNA technology include:

•	the timing of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the success of physician education programs;

•	the availability of alternative diagnostics and therapeutics; and

•	the pricing of such tests or products, particularly as compared to alternatives.

Risks Related to Our Dependence on Third Parties

We are largely dependent upon our distributors for the success of commercialization of our current diagnostic tests.

We currently have the following distribution agreements relating to our diagnostic tests:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the right to distribute these tests in Turkey and Israel;

•	with Warnex Medical Laboratories, a division of Warnex, Inc., pursuant to which Warnex has the right to distribute some of these tests in Canada;

•	with Genekor S.A., pursuant to which Genekor has the exclusive right to distribute these tests in Greece and Romania and a non-exclusive right to distribute these tests in Turkey;

•	with Super Religare Laboratories Limited (SRL), pursuant to which SRL has the non-exclusive right to distribute these tests in India, Saudi Arabia, Qatar and the United Arab Emirates; and

•	with Genomic Diagnostics, Specialist Diagnostic Services Pty Ltd., pursuant to which Genomic Diagnostics has the exclusive right to distribute these tests in Australia, New Zealand and Singapore.

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

We currently have a U.S. sales and marketing team that covers the appropriate markets for our current product offerings, however, we may need to expand our sales team as we introduce diagnostic tests to new markets. In the future, we may rely on collaborators or other third parties to commercialize certain future tests we may develop in the United States in the event such tests that don’t align with current call points. We have limited control over the sales, marketing and distribution activities of our collaborators, and our future revenues will depend on the success of the efforts of our collaborators. To expand our internal sales, distribution and marketing capabilities, we will have to invest financial and management resources, and we will face a number of additional risks, including:

•	our inability to develop and launch new tests that focus on larger potential markets;

•	we may not be able to attract and grow a marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular test or product; and

•	our direct sales and marketing efforts may not be successful.

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

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates our CLIA-certified and CAP-accredited laboratory in Philadelphia, Pennsylvania. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014. Management reviewed the results of its assessment with our Audit Committee. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We cannot guarantee that we will not identify material weaknesses or significant control deficiencies in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting.

Risks Related to Israeli Law and Our Operations in Israel

For certain calendar years, we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There may be negative tax consequences for holders of our ordinary shares who are U.S. residents and do not make certain timely tax elections.

We believe we may be a PFIC for the year ended December 31, 2014. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year (including cash) produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, all of which are relevant to the PFIC determination. For years in which we are determined to be a PFIC for U.S. federal income tax purposes, U.S. holders of our ordinary shares may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.. Accordingly, our treatment as a PFIC could therefore result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

We are headquartered in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel.

Our principal executive offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Although Israel has entered in the past into various agreements with the Palestinian Authority, Israel has been and is subject to related civil unrest and Palestinian terrorist activity, with varying levels of severity. In addition, tension among the different Palestinian factions may create additional unrest and uncertainty. In recent years, Israel was engaged in several rounds of armed conflicts with Hamas in the Gaza Strip. These conflicts involved missile strikes against civilian targets in parts of Israel that resulted in economic losses.

During 2011, riots and uprisings in several countries in the Middle East led to severe political instability and to a decline in the regional security situation. Such instability may affect the global economy and marketplace, could negatively affect business conditions and therefore could adversely affect our operations and make it more difficult for us to raise capital.

In addition, during the months of July and August 2014, Israel was engaged in an armed conflict in the Gaza Strip, a military operation given the name “Protective Edge”, and was subject to missile attacks against civilian targets in several areas of the country. While the fighting has currently ended, this fighting has contributed to the political and security instability in Israel, which could negatively affect business conditions, and could potentially have an adverse effect on our operations.

We can give no assurance that security and political conditions will have no impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Ongoing and revived hostilities or other adverse political or economic developments in Israel or the region could harm our operations and product development and cause sales of any approved products to decrease. In addition, Israel and companies doing business with Israel have, in the past, been subject to economic boycotts. Several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictions may seriously limit our ability to sell any approved products in these countries.

Our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government commonly covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Many of our male employees in Israel are obligated to perform military reserve duty annually for extended periods of time through the age of 40 (or older for citizens with certain occupations) and, in the event of a military conflict, could be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.

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

In addition, under the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. For example, under NASDAQ’s rules, each of (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011, (4) the Debenture transaction completed in January 2012, (5) the registered direct offering completed in April 2012, and (6) the registered direct offerings completed in May 2012, would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share. However, we chose to follow our home country practice, which did not require shareholder approval of these offerings. Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. See also “Item 16G Corporate Governance.”

Risks Related to our Ordinary Shares

Our stock price has been and is likely to continue to be volatile and the market price of our ordinary shares may drop.

Prior to our February 2007 initial public offering, there was not a public market for our ordinary shares. Since our ordinary shares began trading on NASDAQ on February 27, 2007 through March 13, 2015, our stock price has fluctuated from a low of $1.40 to a high of $619.77 (after giving effect to the reverse stock splits effected in July 2011 and May 2012). Furthermore, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our ordinary shares to fluctuate include:

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

History

We were incorporated under the laws of the State of Israel on March 9, 2000 as Rosetta Genomics Ltd., an Israeli company. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended (referred to herein as the “Companies Law”). Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-73-222-0700. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 3711 Market Street, Suite 740, Philadelphia, Pennsylvania 19104, U.S.A., telephone number: (215) 382-9000 and 3 Independence Way, STE 209, Princeton, New Jersey 08540, telephone number: (609) 419-4000. Through Rosetta Genomics Inc., we market our products and perform lab services in the United States. Our web site address is www.rosettagenomics.com. The information on our web site is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report.

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $247,000 in 2014, $626,000 in 2013, and $298,000 in 2012. Our capital expenditures during 2014, 2013, and 2012 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

B. BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic tests and therapeutics based on a group of genes known as microRNAs. MicroRNAs are naturally expressed, or produced, using instructions encoded in DNA and are believed to play an important role in normal function and in various pathologies. We have established a CLIA-certified, CAP-accredited, laboratory in Philadelphia, which enables us to commercialize our own diagnostic tests applying our microRNA technology.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies:

•	Rosetta Cancer Origin Test™ – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). The Rosetta Cancer Origin Test™ has replaced miRview® mets as our primary CUP assay.

•	Rosetta Lung Cancer Test™ – This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate, or FNA, samples as well as pathology samples, such as small biopsies and resections. This test classifies primary lung cancers into Neuroendocrine vs. non-small cell lung cancer, or NSCLC, and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into small cell lung cancer, or SCLC, vs. carcinoid. The Rosetta Lung Cancer Test™ has replaced miRview® squamous as our primary lung diagnostic assay.

•	Rosetta Kidney Cancer Test™ – This test is a microRNA-based kidney tumor classification test for pathology samples. This test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma.

•	Rosetta Mesothelioma Test™ – This test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis.

We currently have distribution agreements with respect to some of these tests covering Australia, Canada, Greece, India, Israel, New Zealand, Qatar, Romania, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.

In general, we are generating demand for our testing services, primarily the Rosetta Cancer Origin Test™, through our direct selling effort in the United States and are successfully fulfilling that demand in our lab in Philadelphia, Pennsylvania. We are working with our Director of Reimbursement and Managed Care to gain more consistent payment from commercial payors, as well as to secure reimbursement coverage from Medicare. We are increasing our activity to establish policy-level reimbursement, which could improve our ability to receive prompt payment from commercial payors. We announced that the designated Medicare Administrative Contractor, or MAC, for the Rosetta Cancer Origin Testtm is covering this test for all Medicare beneficiaries, and are receiving approved payments for claims submitted. To strengthen our sales and marketing departments, we hired Mr. Douglas Sites as our subsidiary’s Executive Vice President Sales and Marketing to lead and direct the commercial team as new products are added to our portfolio. Mr. Sites brings extensive experience in marketing to hematology/oncology, pathology and endocrinology, the primary focus of our current product line and the anticipated launch of the thyroid test.

Rosetta has entered into two separate agreements to sell and market products for Admera Health and Precipio Diagnostics, both offering products to oncology physicians that are key call points for the Rosetta sales force. By entering into these agreements, Rosetta could gain additional opportunities to meet with oncologists and discuss new products that may improve the patients’ diagnostic experience.

In addition, we have a number of projects in our diagnostics and therapeutics pipelines. In our diagnostics pipeline, we are in the development stage for one diagnostic assay and in the discovery stage for four different diagnostic assays.

•	We are in the development stage for a diagnostic assay for the differential diagnosis of thyroid nodules in indeterminate Fine Needle Aspirates (FNAs). We have performed initial studies in thyroid resection samples as well as FNAs in cellblocks and stained smears, which demonstrated that by using microRNA expression levels we can differentiate malignant nodules from benign nodules. We are currently commencing larger studies.

•	We are in the discovery stage for a blood- or urine-based diagnostic test for the minimally-invasive diagnosis of chronic kidney rejection (chronic allograft nephropathy) in patients following kidney transplantation. We are now conducting a proof of concept study looking for miRNA biomarkers differentiating patients with biopsy confirmed allograft nephropathy from patients with no rejection.

•	We are in the discovery stage for a blood-based diagnostic test for early diagnosis and refined risk stratification of patients following Myocardial Infarction (MI). We have performed a proof of concept (POC) study which demonstrated that by using microRNA expression levels in serum we could identify heart failure (HF) patients. We also performed additional studies involving various blood fractions to assess the feasibility to develop a minimally invasive microRNA-based stratification test for HF.

•	We are in the discovery stage for a diagnostic assay for the risk stratification of non-muscle-invasive bladder cancer patients. We have performed two foundational studies that demonstrate the role of miRNAs in risk stratification of bladder cancer patients. We plan to initiate an additional study this year and expect to launch this new assay by the end of 2016.

•	We are in the discovery stage for a diagnostic assay for the pre-surgical risk stratification of endometrial cancer patients. We plan to initiate proof of concept studies in 2015.

•	We are in the early discovery stage for a diagnostic assay for the early diagnosis of Alzheimer’s disease (AD). We have performed preliminary studies comparing serum samples of AD patients to samples of healthy controls and identified several microRNAs differentially expressed in AD serum were expressed in AD brain. Rosetta plans to conduct a proof-of-concept study in additional cohorts in order to profile differentially expressed microRNAs in the cerebrospinal fluid of AD patients compared with normal donors using deep sequencing. We plan to advance studies relating to this project in 2015.

MicroRNAs also represent potential targets for the development of novel drugs. We have three distinct therapeutic projects:

•	We have completed the discovery stage of a project aimed at developing a microRNA-based therapeutic for the treatment of human Cytomegalovirus (CMV) infection. We performed a screening with a library of microRNA mimetics and microRNA inhibitors and are now studying the effects of several candidates on the viral replication and infectivity. Those candidates were further examined in Gancyclovir resistant viral strain as well as in human fresh isolate.

•	We are participating in the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The aim of this consortium is to develop novel technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics or anti-miRNAs for therapeutics. In this consortium we are attempting to: (1) develop novel RNA molecules that contain chemical modifications or conjugations for therapeutic purposes; and (2) develop novel delivery systems for microRNAs that will enable targeted delivery to desired cells. The consortium includes four companies and five academic groups. The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the OCS. See also “Item 4.B. Business Overview – Rimonim Consortium.

•	We are working in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University) on a “Magneton” project, which is supported by the OCS. This project aims at developing a nano-carrier delivery system for micoRNA mimetics for the treatment of cancer, the transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law. See also “Item 4.B. Business Overview – Rimonim Consortium.

Background

Rosetta Genomics was founded in 2000 with the belief that what was known as “junk DNA” actually contains hundreds, possibly thousands, of tiny RNA genes that encode small RNA molecules, later termed microRNAs, which play an important role in the regulation of protein production, and hence the onset and progression of disease. In the cell, genes are expressed through information carried from our DNA by messenger RNAs, or mRNAs, which is in turn translated into proteins. Proteins are the building blocks of all living cells. The type of cell, its function, and the timing of its death are determined by which proteins are produced in the cell, and at what quantities and time they are produced. However, the proteins are the end product of a complex process, which begins with the genetic code present in DNA. Before a protein is expressed, or produced, relevant parts of the DNA are copied into a mRNA. Each mRNA holds a code with instructions on how to build a specific protein using a process called translation. Although one messenger RNA molecule is capable of translating hundreds of thousands of protein molecules, the number it actually produces is regulated by microRNAs. MicroRNAs have been found to regulate the expression of other genes by binding to the mRNA.

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

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based diagnostic tests. Our key business strategies to achieve this goal are as follows:

•	Leverage our knowledge and experience. We plan to leverage our extensive microRNA knowledge and experience to potentially develop additional tissue based as well as body fluid-based diagnostic tests.

•	Maximize sales of our current commercial tests through geographic partners and our own commercial efforts. We plan to maximize revenues from our four current commercial tests via corporate relationships and through our own targeted commercial efforts. To date we have entered into distribution agreements with five distributors, pursuant to which these distributors have the right to commercialize these tests in their territories. Furthermore, during 2014 we expanded our sales force from ten to 12 territory managers at the end of 2014.

•	Build and maintain a strong intellectual property position. We believe that we were the first commercial enterprise to focus on the emerging field of microRNAs. We also believe we have an early and strong intellectual property position (both patents we own and those we have exclusively, co-exclusively, or non-exclusively licensed) in the area of developing and commercializing microRNA-based diagnostic tests. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences. We have also filed, and intend to continue to file, patent applications that claim our technical platforms and method-of-use for specific diagnostic and therapeutic applications.

•	Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading clinical diagnostic and pharmaceutical companies to further develop and commercialize microRNA-based diagnostics. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attractive to additional collaboration partners.

•	Selectively pursue opportunities to expand our business and enhance our product offerings. We plan to selectively pursue opportunities to acquire, license, or invest in complementary businesses, products, technologies and assets teams that will allow us to expand our portfolio of diagnostic tests and therapeutics, accelerate the pace of our innovation, and expand into additional markets beyond what we can achieve organically.

Our Diagnostic Tests

The Role of MicroRNAs in Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;

•	the exact type of the disease;

•	the severity of the disease;

•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;

•	the monitoring of success of a chosen therapy; or

•	the likelihood of disease recurrence.

We believe that using microRNAs as diagnostic biomarkers will enable the development of diagnostic products that can provide more accurate and comprehensive information to doctors and patients. Currently, many diagnostic tests are designed to detect abnormal levels of messenger RNAs or proteins. We believe microRNA-based tests have the potential to be superior to these tests because it is believed that microRNAs are closer to the biological origin of disease and many studies have shown their involvement in disease processes, including the demonstration that microRNAs are both diagnostic and prognostic markers. A change in the expression level of a single microRNA may affect the activity of dozens of messenger RNA genes, which in turn may affect the level of hundreds of proteins. In addition, microRNAs are very tissue specific and very stable in body fluids and tissue samples. Thus, we expect that by focusing our efforts on microRNAs, we can develop a less complex biomarker panel. Furthermore, extracting microRNAs from tissue and body fluid samples is more reliable than extracting messenger RNAs because of the greater stability of microRNAs. In addition, amplification technologies, such as PCR, can potentially increase the sensitivity of a microRNA-based diagnostic test by generating millions of copies of a particular microRNA and thereby making it easier for the test to detect the presence of the microRNA. Since amplification technologies cannot be used with proteins, we believe microRNA-based diagnostic tests have the potential to be more sensitive than protein-based diagnostic tests.

Our Diagnostic Product Development Process

Our development process for diagnostic products consists of the following important steps:

•	Access to samples. As a prerequisite for the development and clinical validation of diagnostic products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions in Israel, Europe and the United States that provide us high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples relevant to different disease areas such as cancer, cardiovascular indications, women’s health, and neurodegenerative diseases. The sample collections include solid tumor samples and various body fluids such as blood, as well as high quality tissue samples from archival pathology banks. Where relevant, samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.

•	RNA extraction. We utilize both commercial and our proprietary technologies to extract microRNAs from both tissue and body fluid samples.

•	Expression profiling. The identification of microRNA biomarkers requires sensitive and specific measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly, robustly and accurately perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.

•	Analysis. We analyze expression profiles to identify microRNA signatures, which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment, and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our analytical expertise is one of our key advantages.

Current Commercial Tests

We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies:

•	Rosetta Cancer Origin TestTM – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). CUP is a heterogeneous group of cancers that constitutes approximately 3-5% of all cancers with a poor median survival of six to ten months. It is estimated that between 30,000 to 70,000 patients in the United States are diagnosed with CUP each year. A patient is typically diagnosed with CUP only after undergoing a wide range of tests, including various imaging tests such as x-ray, CT, MRI, and PET, which have failed to identify the origin of the cancer. Presently, the choice of treatment for metastatic cancer is largely dependent on the nature of the primary tumor. Patients with CUP pose a therapeutic dilemma and treatment is often empiric with a “one treatment fits all” approach. In the era of rapidly growing effective cytotoxic and targeted therapies for known cancers, quicker and more accurate methods to identify the tissue of origin of CUP cancers would permit the use of these therapies, thereby improving the chances of achieving a response and possibly extending the patient’s survival. The Rosetta Cancer Origin Testtm is able to identify 42 tumor types that include carcinomas, soft tissue tumors, lymphoma and other malignancies with very high accuracy.

•	Rosetta Mesothelioma TestTM – This test leverages microRNA’s high-specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure and other risk factors, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis. Malignant pleural mesothelioma, or MPM, is a solid, locally aggressive tumor of the lung pleura that covers and later invades the lung parenchyma, which leads to a severe clinically symptomatic disease. Exposure to asbestos is still a major factor that contributes to the continuing growth in number of cases. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical. However, the distinction between mesothelioma and carcinomas that involve the pleura, in particular peripheral pulmonary adenocarcinoma, can be challenging. Because of the inter-observer variations between pathologists, and because of the absence of a single specific and reliable biomarker for the diagnosis of mesothelioma, there is a need for a reliable and objective assay that would help make this distinction with greater confidence. We used microRNA biomarkers we identified to develop the Rosetta Mesothelioma Testtm, a molecular assay for the differential diagnosis of mesothelioma. This assay provides a standardized, quantitative alternative to the currently applied methods. The small number of microRNAs needed for classification, the high tissue specificity of these microRNAs and the ease of their determination from archival fixed tissues embedded in paraffin, makes this assay a practical option. The microRNA-based assay that we have developed, uses expression levels of only three microRNAs, and is able to accurately diagnose mesothelioma and distinguish it from lung adenocarcinoma and other malignancies involving the lung and pleura with very high sensitivity and specificity. This assay is simple to perform and highly reliable in its reproducibility.

•	Rosetta Lung Cancer TestTM – This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate, or FNA, samples as well as pathology samples, such as small biopsies and resections. The test targets all newly diagnosed lung cancer patients, estimated to be more than 220,000 people annually in the United States alone. The test classifies primary lung cancers into Neuroendocrine vs. NSCLC and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into Small Cell Lung Cancer (SCLC) vs. carcinoid. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor, where the sample can be either a cytology sample or a pathology sample. The assay measures the expression of 8 microRNAs and using that expression accurately identifies the lung cancer subtype. The Rosetta Lung Cancer Testtm has replaced miRview ® squamous as our primary lung diagnostic assay.

Lung cancer is the leading cause of cancer-related death in both men and women worldwide and in the United States. It is estimated that in the United States alone, there will be were 221,200 new cases of lung cancer diagnosed in 2015 and that approximately 158,040 people will die of the disease this year.

For patients with lung carcinoma, the accurate determination of tumor type significantly influences treatment decision. In general, SCLC, the main sub-type of Neuroendocrine tumors, is much more responsive to chemotherapy and consequently this comprises the mainstay of treatment. This is in contrast to NSCLC, which is relatively chemoresistant and thus primarily treated with surgical resection for local disease. In addition, the recent emergence of novel biological therapies that effectively target specific cellular alterations now demands the most precise classification possible for non-small cell carcinomas. For example, lung adenocarcinomas are more likely to respond to EGFR tyrosine kinase inhibitors (e.g. erlotinib). Similarly, antibody therapy (bevacizumab) directed against vascular endothelial growth factor (VEGF) is more effective in the treatment of adenocarcinomas. Not only is bevacizumab less effective in treating squamous cell lung cancers, but the squamous phenotype is associated with much higher rates of life-threatening pulmonary hemorrhage. Thus, the distinction of squamous from non-squamous carcinomas is becoming increasingly important. Current methods for differentiating squamous from non-squamous NSCLC are not standardized, are difficult to reproduce and have an unacceptable level of variability between pathologists and laboratories, as indicated in numerous peer review publications.

•	Rosetta Kidney Cancer TestTM – In May 2012 we launched this microRNA-based kidney tumor classification test for pathology samples. This test targets newly diagnosed kidney tumor patients, estimated to be 61,560 people in the United States in 2015. Renal cancers account for more than 3% of adult malignancies and cause more than 14,000 deaths per year in the United States. The test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma. These histological subtypes vary in their clinical course and their prognosis, and different clinical strategies have been developed for their management. In some of the kidney tumor cases it is difficult for the pathologist to distinguish between tumor types on the basis of morphology. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor. The assay uses the expression of 24 microRNAs to accurately identify the kidney tumor subtype.

We currently have the following active distribution agreements:

•	with Teva Pharmaceutical Industries Ltd., pursuant to which Teva has the right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Turkey and Israel;

•	with Warnex Medical Laboratories, a division of Warnex, Inc., pursuant to which Warnex has the right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Canada;

•	with Super Religare Laboratories Limited (SRL), pursuant to which SRL has the non-exclusive right to distribute these tests in India, Saudi Arabia, Qatar and the United Arab Emirates;

•	with Genekor S.A., pursuant to which Genekor has the exclusive right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Greece and Romania and a non-exclusive right to distribute these tests in Turkey; and

•	with Genomic Diagnostics, Specialist Diagnostic Services Pty Ltd., pursuant to which Genomic Diagnostics has the right to distribute the Rosetta Cancer Origin TestTM, the Rosetta Mesothelioma TestTM and the Rosetta Lung Cancer TestTM in Australia, New Zealand and Singapore.

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

All of these distribution and other agreements call for samples to be sent to our CLIA-certified, CAP-accredited, laboratory in Philadelphia, Pennsylvania for analysis.

Our Long-term Pipeline

We are currently working on the development of the following diagnostic tests, based on microRNA’s:

•	Thyroid neoplasia differential diagnosis- We are seeking to develop a new assay for the differential diagnosis of indeterminate thyroid Fine Needle Aspirate (FNA) samples. Four to seven percent of the general population develops nodules in the thyroid that can be felt on examination though fewer than 10% are malignant. An FNA to obtain tissue for analysis is the standard technique for detecting cancer. It is estimated that close to 500,000 FNAs are performed each year in the U.S. and approximately 740,000 are performed annually in Europe. Interpretation of FNA samples is not always straightforward, leading to an indeterminate result in up to 30% of the samples. Currently, many patients with indeterminate results are sent to surgery as a precaution, though the majority are benign, exposing patients to unnecessary surgical risk and costing the system hundreds of millions of dollars. The assay we are seeking to develop has the potential to improve clinical management in a cost effective manner by reducing the number of unnecessary surgeries. We have so far conducted several studies in which we have analyzed the microRNA expression in resected thyroid tumors as well as indeterminate FNAs preserved in cellblocks and smears. Results demonstrated that by using microRNA expression levels we can differentiate malignant nodules from benign nodules. We are currently conducting larger studies. We anticipate launching this assay by the end of 2015.

•	Minimally-invasive diagnosis of chronic kidney rejection (chronic allograft nephropathy)- We are seeking to discover blood or urine-based microRNA biomarkers for the purpose of developing a new diagnostic test for chronic kidney rejection. At present, kidney transplantation is widely accepted as the treatment of choice for end-stage kidney disease. Worldwide, the number of patients receiving renal replacement therapy (RRT) is estimated at more than 1.4 million, with incidences growing by approximately 8% annually. Advances in post-transplant care including the introduction of new potent immunosuppressive drugs has led to a dramatic decrease in acute kidney rejection. However, long-term stable graft function remains an unreachable goal. In the recent decade, the progressive chronic deterioration, named also chronic rejection or chronic allograft dysfunction or nephropathy (CAD or CAN), resulting in the inevitable graft loss, has become a major problem in organ transplantation. The incidence of this phenomenon is quite prominent, involving 30% of all grafts in the first post-transplant year, progressing to 50% in year 5 and reaching nearly 100% of functioning grafts 10 years after transplantation. Chronic rejection is currently diagnosed only by histological examination of a tissue sample obtained by biopsy, which is expensive, unpleasant for the patient and, while usually well tolerated, associated with risk of bleeding and other complications and therefore unsuitable for a serial clinical use. Furthermore, morphological changes may be patchy, difficult to interpret and subject to observer bias. Therefore, presently, it is widely accepted that measurement of chronic graft injury is imprecise. The non-invasive test we are seeking to develop is being designed to diagnose patients at an earlier stage at a time that changes in therapy have the potential to alter outcome.

•	Heart Failure - We are seeking to discover blood-based microRNA biomarkers for the purpose of developing a new diagnostic assay for early diagnosis of heart failure and refined risk stratification of patients following Myocardial Infarction (MI). Heart Failure (HF) is a complex clinical syndrome that can result from any structural or functional cardiac disorder that impairs the ability of the ventricles to fill with or eject blood. It is the most prevalent disease in the western world and the only cardiovascular disease whose prevalence continues to rise. The worldwide prevalence of heart failure is estimated to be 23 million, with 6.6 million in the U.S. alone. The latter number is expected to rise to 9.6 million by 2030 due to population aging and increased survival from MI. Besides its high prevalence, HF is also the most expensive disease in western countries. The assay we are seeking to develop has the potential to influence clinical management in a cost effective manner, by improving diagnosis, refining risk stratification and guiding therapy. We have so far conducted a first study, in which we have profiled 60 serum samples of HF patients and matching healthy controls. The study results were published in the European Journal of Heart Failure (Goren et. al., 2012), showing that elevated serum levels of specific microRNAs identify heart failure patients. In addition, we have conducted another study, in which we have measured microRNA levels in platelets isolated from blood samples of HF patients. Study results were published in the American Journal of Cardiology (Goren et al., 2014), showing that a significant reduction in the level of a specific microRNA (miR-150) in platelets of HF patients that also suffered Atrial Fibrillation (heart rhythm disorder).We are performing additional studies aimed at further examining the expression of the identified microRNA biomarkers in various blood fractions. We anticipate launching this assay in 2017.

•	Bladder cancer risk stratification- We are seeking to discover tissue-based microRNA biomarkers for the purpose of developing a new assay for the risk stratification of patients with non-muscle-invasive bladder cancer. An estimated 74,000 new cases of bladder cancer are expected to occur in 2015 in the United States. At diagnosis, 70-80% of bladder tumors are non-muscle invasive, of which 50-80% will have one or several recurrences and 15-25% will progress to invasive tumors. Recurrence and progression prediction is currently based on clinical and pathological factors including tumor grade and stage and presence of concomitant carcinoma in situ (CIS). Since follow up and treatment regimens depend on prognosis, there is a need for accurate stratification of these patients. The assay we are seeking to develop has the potential to influence clinical management in a cost effective manner, by refining risk stratification and guiding therapy. We have so far completed and published two studies that demonstrate the role of microRNAs for risk stratification of bladder cancer (Rosenberg et al., 2013 and Segersten et al., 2013). We plan to initiate an additional study this year and expect to launch this new assay by the end of 2016.

•	Endometrial cancer pre-surgical risk stratification-We are seeking to discover tissue-based microRNA biomarkers for the purpose of developing a new assay for the pre-surgical risk stratification of patients with endometrial cancer. An estimated 54,870 cases of endometrial cancer are expected to be diagnosed in 2015. Preoperative endometrial biopsy is currently done by one of two biopsy methods - pipelle or curettage; however, staging and risk assessment are done surgically. Pre-surgical risk assessment is needed for improved planning of the surgical procedure. The assay we are seeking to develop has the potential to improve planning of the surgical procedure (deciding between laparoscopic, robotic or a radical surgery and determining the extent of lymph node sampling). We are planning to start proof-of-concept studies in 2015.

•	Early diagnosis of Alzheimer’s disease- We are seeking to develop a new microRNA-based diagnostic test for the early diagnosis of Alzheimer’s disease (AD). AD is a progressive, degenerative disease that affects 1 in 10 people over the age of 65. The assay we are seeking to develop has the potential to influence clinical management of AD patients by diagnosing the disease early and enabling early intervention. We have so far profiled serum samples of AD patients in comparison to serum samples of healthy controls and identified that several microRNAs differentially expressed in AD blood maintained their direction when compared between AD brain and brain cancer tissue. Rosetta plans to conduct a proof-of-concept study in additional cohorts in order to profile differentially expressed microRNAs in the cerebrospinal fluid of AD patients compared with normal donors. The Company expects to advance studies relating to this project in 2015.

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

Our therapeutic pipeline consists of the following projects:

•	CMV Therapeutic- microRNAs are abundant among various organisms including DNA viruses of the herpesvirus family, such as human Cytomegalovirus (CMV). Viral microRNAs may directly regulate viral genes or they could target host genes and are involved in viral replication and in assisting the virus evade the host immune system. Human CMV is a widespread pathogen that infects the majority of the world's population by early adulthood. Human CMV can be the cause of morbidity and mortality in populations with immature or compromised immune systems. It is the leading viral cause of birth defects, where infection of neonates causes deafness and mental retardation, and is the major cause of retinitis and blindness in AIDS patients. Human CMV contributes to graft loss in bone marrow and solid organ transplants, causes disease in cancer patients receiving immunosuppressive chemotherapy, and likely contributes to ageing-associated immunosenescence. There is no vaccine to prevent human CMV infection, and the currently FDA-approved drugs for the treatment of CMV disease suffer from low bioavailability, toxicity, and the formation of resistant viruses.There is a true medical need for novel therapeutics for CMV infection. We are in the discovery stage in a project aimed at developing microRNA-based therapeutic for the treatment of human CMV infection. We have completed screening a library of viral microRNA mimetics and inhibitors of these microRNAs and studied their effect on viral replication and infectivity. Following this step, we selected four candidates and conducted in depth dose response studies, as well as activity studies . We are considering various alternative routes, through third parties and otherwise, for pre-clinical and clinical development.

•	Rimonim Consortium- In January 2011, we joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The purpose of the consortium is to develop RNA interference, or RNAi-based novel technology for both chemistry and delivery for use in RNA therapeutics. As a member of the consortium, we are entitled to certain grants to support our research and development activities. Under the terms applicable to members of the consortium, so long as we continue to meet the criteria for receiving these grants, which criteria include the payment by us of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then we are not required to repay the grants. If we cease to meet these and other criteria, then the grant amounts for the year in which we ceased to meet the criteria become immediately due and payable to OCS. As of December 31, 2014, we had received total grants of $149,000 from the OCS for our development within the consortium and continued to meet the criteria to receive grants such that we are not obligated to repay those funds. The vision of the consortium is to develop new advanced technologies that are expected to help in solving some of the key problems and deficiencies that the industry is facing in developing RNAi-based therapeutics and create a significant RNAi-based industry in Israel by using breakthrough technologies and producing RNAi therapeutics and a range of additional products (diagnostics, chemical and biological services). Since discovery, the development of RNAi as first, a powerful research tool and, more recently, as a promising therapeutic approach, has occurred very rapidly. The ability to specifically silence virtually every gene including previously non-druggable (non-amenable for development of small molecule inhibitors) targets has made RNAi-based therapeutics a very attractive approach for treating diseases in many therapeutic areas.

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

•	“Magneton” project- this project is also supported by the OCS and is conducted in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University). It is aimed at developing a nano-carrier delivery system for micoRNA mimetics for the treatment of cancer. We have completed the first year of activity. Currently, we are in the second year of activity and received approval of grants that will be funded against reports during 2015. In vivo studies are being preformed to examine a proof of concept for the use of this formulation in animal models of cancer. The transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law. As of December 31, 2014, we had received total grants of $148,000 from the OCS for our development within the consortium and continued to meet the criteria to receive grants such that we are not obligated to repay those funds.

Our Intellectual Property Strategy and Position

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	Navigate the changing legal patent landscape;

•	defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

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

As of March 8, 2015, our patent portfolio included a total of 35 issued U.S. patents, two issued Australian patents, three issued European patents, two issued Israeli patents, 50 pending patent applications worldwide, consisting of 29 U.S. patent applications, one of which received notice of allowance, six applications pending in Europe, one of which received notice of allowance, three applications pending in Israel, two applications pending in Japan, one of which received notice of allowance, one application pending in Australia, two applications pending in Canada, three applications pending in China, two applications pending in Brazil, one application that was nationalized in Korea and one PCT application. Of these patent applications, 45 relate to human microRNAs and their uses, three claim viral microRNAs, and one contains claims related to our discovery process. Twenty-nine applications contain claims directed to microRNA-based diagnostics in Heart Failure, Alzheimer’s disease, Cancer of Unknown Origin (CUP), lung, mesothelioma and other cancers; and 11 contain claims directed to microRNA-based therapeutics. The issued patents expire between 2022 and 2029. To date, patent protection related to numerous human genes has been obtained in the United States and elsewhere. Although recent rulings from the U.S. Supreme Court, as well as guidelines recently issued by the USPTO expanding these, have caused uncertainty relating to the patentability of naturally occurring nucleic acid sequences, our patents and pending applications include claims to non-naturally occurring derivatives of microRNAs, which we believe are patentable under U.S. and foreign patent laws. In addition, microRNAs require more extensive discovery methods than naturally occurring DNA. For additional information, see “Item 3. Key Information—D. Risk Factors— If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics will be harmed.” for a description of recent U.S. case law that could affect the patentability of genes and genetic material.

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

First Tier: Composition-of-Matter Patent applications on Biologically Validated MicroRNAs

We have filed a first tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, the microRNAs, claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. Our patent portfolio includes 29 issued patents and eight patent applications with composition-of-matter claims.

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

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. This tier of patent applications includes applications which we have filed ourselves and those that we have filed jointly with academic, medical and commercial partners with whom we collaborate. Our patent portfolio includes 40 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $474,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

License Agreement with Max Planck Innovation GmbH (Research)

In December 2006, we entered into a royalty-bearing, non-exclusive, worldwide license agreement with Max Planck. Under this agreement, we licensed from Max Planck the rights to its proprietary microRNAs for research purposes. The agreement covers microRNAs and microRNA candidates, including approximately 110 biologically validated human microRNAs, discovered by the researchers of the Max-Planck-Institute for Biophysical Chemistry in Goettingen. In consideration for this license, we have paid an initiation fee, and are required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of our revenues from any sublicenses.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $292,000 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

Master Research Collaboration Agreement with H. Lee Moffitt Cancer Center and Research Institute

In August 2014, we signed a 3 year Master Research Collaboration Agreement with H. Lee Moffitt Cancer Center and Research Institute, Inc. (“Moffitt”). Under the Agreement we will collaborate with Moffitt to discover and develop a variety of microRNA-based cancer diagnostics, which we could then have the right to commercialize. We will be providing funding for certain pilot studies, as agreed with Moffitt, and Moffitt has granted Rosetta an option to negotiate for a royalty-bearing, sublicensable, exclusive, worldwide license in Moffitt’s pilot study inventions, Moffitt’s interest in any pilot study inventions jointly owned with us, and any other intellectual property rights owned by or licensed to Moffitt (with a right of sublicense) that are necessary or useful for the exploitation of Moffitt’s pilot study inventions or Moffitt’s interest in jointly-owned pilot study inventions (to the extent reasonably available), for territories as we may request. Moffitt further granted us and our affiliates a perpetual, royalty-free, world-wide, non-exclusive license to use the results of each pilot study and to practice any pilot study invention owned by Moffitt for any and all purposes, which license shall be sublicensable only to our licensees or collaborators that are involved in researching or developing products licensed from us. We have granted Moffitt a royalty-free, non-sublicensable, worldwide, non-transferable, perpetual, non-exclusive license to use and practice any of our solely-owned pilot study inventions for Moffitt’s internal research, educational and/or non-commercial purposes. We also have the right to enter into one or more sponsored research agreements with Moffitt.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. In addition to the competition we face from non-microRNA-based competing tests and products from companies such as Response Genetics, Inc. Biotheranostics, Inc., Foundation Medicine and Veracyte, Inc. that have developed or are developing diagnostic tests based on other non-microRNA technologies, we also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Combimatrix Corporation, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Interpace Diagnostics, Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Mirna Therapeutics, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. We believe the key competitive factors affecting the commercial success of our potential tests and products will be:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals, if required, for these tests and products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	providing economic healthcare benefits, by either possibly directing better clinical treatment, or potentially reducing unnecessary surgical procedures ;

•	reimbursement coverage; and

•	patent position.

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

Under CLIA, certified laboratories are required to hold a certificate applicable to the categories of testing they perform and to comply with standards covering, among other things, personnel, facilities administration, quality systems and proficiency testing. CLIA-certified laboratories are typically subject to survey and inspection every two years to assess compliance with program standards. In addition to CLIA certification, laboratories offering clinical testing services are required to hold certain other federal, state and local licenses, certifications and permits. A clinical laboratory may be licensed by the state in which it is located, but not all states require licensure. In addition, some states require any clinical laboratory that analyzes samples taken from residents of or physicians located in that state to also be licensed by it. Many CLIA-certified laboratories also seek accreditation by the College of American Pathologists, or CAP, and licensure by states that require that state specific licensure for a laboratory that intends to test clinical samples from residents of that state. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can be used to meet the CLIA requirements.

Food and Drug Administration

Laboratory Developed Tests

Although the FDA has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it generally exercised enforcement discretion in not otherwise regulating most tests designed, manufactured and used within the high complexity CLIA-certified laboratory at which the test was performed. These tests are known as LDTs. After many years of promising that it would be providing guidance on the regulation of LDTs, the FDA provided notice to Congress on July 31, 2014, that it intended to issue a draft guidance document entitled, “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)” and an accompanying draft guidance document entitled, “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs).” The notice included the anticipated details of the draft guidance documents (“Draft Guidance”). In the Draft Guidance, the FDA describes its proposed regulatory framework as a phased-in risk-based approach to the regulation of LDTs in a manner that is consistent with the FDA’s current regulation of in vitro diagnostics, or IVDs. This means that new LDTs could be subject to requirements for premarket review of higher-risk LDTs that have the same intended uses as IVDs that were (i) cleared for marketing by the FDA under section 510(k) of the Food, Drug and Cosmetic Act, or (ii) approved for marketing after submission, review and FDA approval of a premarket approval application, or PMA.

For high-risk or Class III devices, the FDA has indicated that registration and listing requirements (with a notice option) and adverse event reporting will begin 6 months after the Draft Guidance is finalized with premarket review requirements (PMAs for Class III devices) beginning 12 months after the Draft Guidance is finalized for the highest risk devices. A 4-year phase-in will apply to the remaining high-risk devices. Devices that are already on the market would be allowed to remain on the market during FDA’s review and consideration of applications. The FDA’s initial focus will likely be on (i) LDTs that act like already cleared or approved companion diagnostics, (ii) LDTs with the same intended use as an FDA-approved Class III medical device, and (iii) certain LDTs for determining the safety or efficacy of blood or blood products.

For moderate-risk or Class II devices, FDA registration and listing requirements (with a notice option) and adverse event reporting will begin 6 months after the Draft Guidance is finalized. Premarket notice requirements (510(k)s for Class II devices) will begin after the high-risk LDTs are completed (or 5 years after the Draft Guidance is finalized) with a 4-year phase in.

There will be a 12-month phase-in period for LDTs on the market at the time that the Draft Guidance is finalized which may be extended if an appropriate premarket application is made during that period.

For some manufacturers of LDTs, notification to FDA that they are developing LDTs 6 months after the Draft Guidance becomes finalized may take the place of registration and listing, although they will still be required to begin reporting significant adverse events.

The FDA indicated that it will continue to exercise enforcement discretion for LDTs used solely for forensic purposes, certain LDTs for transplantation, low-risk LDTs, as well as LDTs intended for rare diseases and unmet needs where there is no FDA-cleared or approved alternative. However, the FDA may require compliance with certain non-review requirements such as registration, listing and adverse event reporting.

On October 3, 2014, the FDA published notices in the Federal Register formally announcing the release of the Draft Guidance and the beginning of a 120-day public comment period, and held a public workshop on the Draft Guidance on January 8 and 9, 2015, in order to obtain feedback from all stakeholders. The comment period ended February 2, 2015, and it is not clear when or whether the Draft Guidance will be finalized.

In Vitro Diagnostics

The type of regulation to which our tests and diagnostics may be subject will depend in large part on how we intend to commercialize them. Diagnostics that will be commercialized through direct product sales as in vitro diagnostic kits are subject to review by the FDA as medical devices and must be cleared or approved before they can be marketed. Most tests that are offered as LDTs by a CLIA-certified laboratory have generally not been subject to regulation by the FDA, however, this will likely change after the FDA finalizes the Draft Guidance and announces the new requirements that will apply to LDTs.

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

HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive United States protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearing houses, and healthcare providers which conduct certain healthcare transactions electronically. Covered Entities must have in place administrative, physical, and technical safeguards to guard against the misuse of protected health information. Specifically, Title II of HIPAA, the administrative Simplification Act, contains four provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of data content, codes and formats used in healthcare transactions. The privacy regulations protect medical records and other personal health information by limiting their use and release and giving patients the right to access and amend their medical records. The HIPAA security standards require the adoption of administrative, physical and technical safeguards and the adoption of written security policies and procedures. Additionally, some state laws impose privacy protections more stringent than HIPAA and many impose security standards and breach notification requirements that apply in addition to HIPAA. Most of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are Covered Entities and must obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We are a Covered Entity to the extent that our U.S. operations involve standard transactions conducted electronically (such as billing) in connection with clinical testing. Accordingly, we have implemented privacy and security policies and procedures consistent with HIPAA standards and taken other steps to comply.

In 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009. Final HITECH regulations were published in January, 2013. HITECH amends HIPAA and, among other things, creates significant new regulatory compliance obligations for “business associates” or organizations that provide services to Covered Entities involving the use or disclosure of protected health information and downstream entities providing services to business associates. Additionally, HITECH expands and strengthens HIPAA enforcement, imposes new penalties for noncompliance and establishes new breach notification requirements for Covered Entities and business associates. Under HITECH’s new breach notification requirements, Covered Entities must, as soon as possible but not later than 60 days following discovery, notify each individual whose information has been or is reasonably believed to have been, accessed, acquired or disclosed as a result of a breach. Covered Entities must also report breaches to the U.S. Department of Health and Human Services, or HHS, and in some cases, publish information about the breach in local or prominent media outlets. Consequently, it is important that breaches of PHI are promptly detected and reported within the company, so that we can make all required notifications. Most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. In the event of a data breach affecting individuals from more than one state, we must comply with all relevant state notification requirements as well as HIPAA and are subject to enforcement by all relevant state and federal authorities as well as fines and penalties imposed by each state.

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

Compliance with Fraud and Abuse Laws

We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:

•	the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other federal healthcare program; or

•	purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a federal healthcare program.

The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General for the Department of Health and Human Services, or OIG, has issued regulations, commonly known as “safe harbors.” These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers, including clinical laboratories, that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a federal health care program but also by other payors, including commercial insurance companies.

Physician Self-Referral Laws

The federal ban on physician self-referrals, commonly known as the “Stark Law,” prohibits, subject to certain exceptions, a physician from referring of Medicare and Medicaid patients to an entity providing certain “designated health services” for which payment would otherwise be made by Medicare if the physician or an immediate family member of the physician has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing Medicare for any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per service and possible exclusion from federal healthcare programs. In addition, through application of other laws, conduct that violates the Stark Law can also give rise to False Claims Act lawsuits. Many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states these anti-referral laws apply not only to payment made by a federal health care program but also with respect to other payors, including commercial insurance companies. In addition, some state laws require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider even if the referral itself is not prohibited.

The False Claims Act and Other Fraud and Abuse Laws

The federal False Claims Act, or FCA, prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual with the requisite level of knowledge on behalf of the government, a “qui tam” action, and such individual, known as a “relator” or, more commonly, as a “whistleblower,” may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including clinical laboratories, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

The OIG also has authority to bring administrative actions to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. The federal Civil Monetary Penalties Law, or the CMP Law, prohibits, among other things (1) the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal health care program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The penalties for violating the CMP Law include exclusion, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

Federal Prohibitions on Health Care Fraud and False Statements Related to Health Care Matters

The administrative simplification provisions of the Health Insurance Portability and Accountability Act, or HIPAA, created new federal crimes: health care fraud, false statements relating to health care matters, theft or embezzlement in connection with a health benefit program and obstruction of criminal investigation of health care offenses. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including a private insurer. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for health care benefits, items, or services. The theft or embezzlement statute prohibits knowingly and willfully embezzling, stealing or otherwise converting or misapplying the money or property of a health care benefit program. The obstruction of criminal investigations of health care offenses statute prohibits willfully preventing, obstructing, misleading or delaying the communication of information and records relating to a violation of a federal health care offense to a criminal investigator. A violation of any of these laws is a felony and may result in fines, imprisonment, or exclusion from the federal health care programs.

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

While the AMA’s decision is pending, billing and collection may be sought under one or more existing, non-specific CPT codes. A clinical laboratory may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

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

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare’s Inpatient Prospective Payment System. Payment for diagnostic tests furnished to Medicare beneficiaries in most other circumstances is made based on the Clinical Laboratory Fee Schedule, under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates in certain years. For the 2015 calendar year, payments under the Clinical Laboratory Fee Schedule were reduced by 0.3%, which reflects a 1.75% reduction mandated by the ACA, a negative 0.6.% productivity adjustment, and a 2.10% Consumer Price Index increase. Currently, the ceiling for established tests is set at 74% of the median of all contractor fee schedule amounts for a particular test and 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

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

Since our inception in March 2000, we have generated significant losses. As of December 31, 2014, we had an accumulated deficit of $122.9 million. We funded our operations through December 31, 2014 primarily through proceeds received from the sale of equity securities to investors:

•	On March 22, 2013, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2013 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which we could offer and sell, from time to time through Cantor, our ordinary shares. We terminated the Cantor Sales Agreement on October 13, 2014. Between March 22, 2013 and October 13, 2014, we sold through the 2013 Cantor Sales Agreement an aggregate of 2,532,089 of our ordinary shares and received gross proceeds of $10.1 million, including 1,234,206 ordinary shares sold in 2014 for gross proceeds of $5.1 million.

•	On February 18, 2015, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement” and, collectively with the 2013 Cantor Sales Agreement, the “Cantor Sales Agreements”) with Cantor and filed a prospectus supplement with the SEC relating to the sale, from time to time through Cantor, of up to $14.4 million of our ordinary shares. Between February 18, 2015 and the time of the filing of this Annual Report on Form 20-F, we sold through the 2015 Cantor Sales Agreement an aggregate of 2,204,764 of our ordinary shares, and received gross proceeds of $9.8 million.

Sales of our ordinary shares under the Cantor Sales Agreements are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

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

Research and development expenses represented 14%, 13% and 15% of our total operating expenses for the years ended December 31, 2014, 2013 and 2012, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $1.9 million in research and development expenses for the year ended December 31, 2014 included payroll and related expenses, research materials and related expenses, and sample acquisition costs.

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

On April 18, 2013 we signed a settlement agreement with Sanra Laboratories (“Sanra”) in connection with the sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra paid us a total of $625,000. As a result of this settlement, the Parkway asset has been removed from the balance sheets and the corresponding gain in the amount of $273,000 was recorded in the consolidated statements of comprehensive loss as income from discontinued operations.

Financial Operations Overview

Revenues

Revenues from continuing operations consist of revenues from sales of our diagnostic tests processed in our laboratory in Philadelphia. Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues in 2009. We have generated revenues from continuing operations for the years ended December 31, 2014, 2013, and 2012, in the amounts of $1.3 million, $405,000 and $201,000, respectively.

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

We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect we will continue such studies in 2015. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are expensed as incurred.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, patent expenses, professional fees and expenses related to general corporate activities. We anticipate that general and administrative expenses will continue to grow in 2015 due to the continued growth and activities of our business.

Financial Expenses (Income), net

Financial expenses for the year ended December 31, 2014, consisted primarily of foreign currency adjustment losses, partially offset by interest from bank deposits and revaluation of warrants related to share purchase agreements. The revaluation of warrants related to share purchase agreements provided us with financial income for the year ended December 31, 2013, and financial expense for the year ended December 31, 2012.

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

We apply ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

Revenue Recognition

We generate our main revenues from diagnosing patient tissue received from private patients or third-party distributors. We perform the diagnostic testing in our lab in the U.S. Additionally, we generate revenues from research and development services provided to third parties and through licenses we grant to our intellectual property.

Revenues from sales of our diagnostic services are recognized in accordance with ASC 605 "Revenue Recognition" when (1) persuasive evidence of an agreement exists, (2) delivery of tests result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied when a final understanding between the parties as to the specific nature and terms exists. Criterion (2) is satisfied when we perform the test and deliver a report to the physician, or make the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. We assess whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

Revenues from our diagnostic services are recognized once the diagnostic services have been performed, the results have been delivered to the ordering physician, and the payor (including relevant insurance information) has been identified.

These diagnostic services are billed to various payors, including Medicare, commercial insurance companies, other directly billed healthcare institutions (such as hospitals), and individuals. We report revenues from contracted payors, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, the published fee schedules.

When evaluating fixed or determinable collectability, we consider whether we have sufficient history to reliably estimate a payor’s individual payment patterns. We review the payment history of each payor and evaluate the number of tests paid against the number of tests billed as well as the payor's outstanding balance for unpaid tests, in order to determine whether payments are being made at a consistently high percentage and at an appropriate amount, given the contracted payment amount.

Based on the above analysis, we determine the amount we expect to collect on a per-payor, per-contract or arrangement basis. Through December 31, 2014, only for Medicare-related claims, we can demonstrate sufficient history to establish collectability patterns. Therefore, in arrangements with patients covered by Medicare insurance, we recognize revenue on the accrual basis, recorded upon delivery of each test performed, net of a provision to the gross billed amount.

To the extent all criteria set forth above are not met when test results are delivered, service revenues are recognized when cash is received from the payor. Therefore, in arrangements with private patients, in which prior to delivery, the patient's third-party insurance provider has not contractually set the sale prices, or that are not covered by Medicare, we do not recognize revenue until the fees are fixed and determinable and collectability assured, or upon collection.

Under the arrangements with all distributors, once delivery of a test result has occurred, the distributor is obligated to pay the Company the fixed price for such test pursuant to the relevant distribution agreement.

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, "Revenue recognition" when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria. During 2014, we recognized our deferred revenue since no further performance obligation existed.

Accounting for Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation- Stock Compensation” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statements.

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on future expected forfeitures, that approximately 90% of our options will actually vest, and therefore have applied an annual forfeiture rate of 10% to all options that are not vested as of December 31, 2014. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for stock-option awards and value restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price of our stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2014 and 2013 was 113-125% and 116-131%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of our options. We determined the expected life of the options based on realized historical share price volatility of our share, average of vesting, and the contractual term of the options.

We apply ASC 505-50 “Equity-Based Payments to Non-Employees” (“ASC 505-50”), with respect to options and warrants issued to non-employees. ASC 505-50 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2014, 2013, and 2012 may not be indicative of future compensation charges.

A.  OPERATING RESULTS

Years Ended December 31, 2014 and 2013 - Continuing Operations

Revenues. In the years ended December 31, 2014 and December 31, 2013, we recognized $1.3 million and $405,000, respectively, as revenues from continuing operations. This increase resulted primarily from our increased commercial activities, including the expansion of our team of sales reps, as well as further investments in our commercial infrastructure.

Cost of revenues. Cost of revenues were $1.3 million for the year ended December 31, 2014, including $34,000 of non-cash stock-based compensation, compared to $709,000 for the year ended December 31, 2013, which included $16,000 of non-cash stock-based compensation. This increase resulted primarily from a ramp up of resources to meet anticipated demand.

Research and development expense, net. Research and development expenses were $1.9 million for the year ended December 31, 2014, including $73,000 of non-cash stock-based compensation, compared to $1.7 million for the year ended December 31, 2013, including $83,000 of non-cash stock-based compensation. Research and development expenses for the year ended December 31, 2013 increased as we further grew our R&D activities and advanced our pipeline.

Royalty bearing grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS, for funding approved research and development projects are presented as a reduction from the research and development expenses. We recognized grants in an amount of $292,000 and $206,000, for the years ended December 31, 2014 and 2013, respectively.

Marketing and business development expenses. Marketing and business development expenses were $6.8 million for the year ended December 31, 2014, including $226,000 of non-cash stock-based compensation, as compared to $7.0 million for the year ended December 31, 2013, including $191,000 of non-cash stock-based compensation. This decrease resulted from maintaining a steady level of investment in our commercial infrastructure.

General and administrative expenses. General and administrative expenses were $5.5 million for the year ended December 31, 2014, including $590,000 of non-cash stock-based compensation, as compared to $4.3 million for the year ended December 31, 2013, including $603,000 of non-cash stock-based compensation. This increase is a result of increased corporate activities due to the growth and expansion of the business.

Financial expenses (income), net. Net financial expense was $259,000 for the year ended December 31, 2014, as compared to a net financial income of $177,000 for the year ended December 31, 2013.  Financial expenses for 2014 consisted primarily of foreign currency adjustment loss, partially offset by interest from bank deposits and revaluation of warrants related to share purchase agreements. Financial income for 2013 primarily consisted primarily of interest from bank deposits and revaluation of warrants related to share purchase agreements.

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

Financial expenses (income), net. Net financial income was $177,000 for the year ended December 31, 2013, as compared to a net financial income of $2.4 million for the year ended December 31, 2012. Financial expenses for 2013 consisted primarily of interest from bank deposits and revaluation of warrants related to share purchase agreements. Financial expenses for 2012 primarily consisted of the change in fair value of the embedded conversion feature of $1.5 million and interest of $288,000 related to the $1.75 million convertible debenture, which was repaid in June 2012, as well as the revaluation of warrants related to share purchase agreements of $635,000.

Years Ended December 31, 2014, 2013 and 2012 - Discontinuing Operations

According to ASC 360, “Property, Plant, and Equipment” (“ASC 360”) and “Presentation of Financial Statements” (“ASC 205”) when a component of an entity, as defined in ASC 360, has been disposed of, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the company's consolidated operations and the company will no longer have any significant continuing involvement in the operations of the component.

Since Rosetta Green was consolidated prior to the disposal it met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations loss in the statement of comprehensive loss and prior period's results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets as described in more detail in Note 2i to our Consolidated Financial Statements.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2014, we had an accumulated deficit of $122.9 million. We have funded our operations primarily through the proceeds from the sales of our equity and debt securities. As of December 31, 2014, we had cash, cash equivalents and short-term bank deposit of $15.6 million, compared to $24.5 million as of December 31, 2013.

The total aggregate amount of debt and equity capital that was raised during 2014 was $5.2 million.

On February 18, 2015, we filed a prospectus supplement relating to the offer and sale, from time to time under the 2015 Cantor Sales Agreement of our ordinary shares having an aggregate offering price of up to $14.4 million. Between February 18, 2015 and the date of filing of this report, we sold and issued 2,204,764 ordinary shares at an average price of $4.60 per share for gross proceeds of approximately $9.8 million under this prospectus supplement.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities from continuing operations was $13.6 million in 2014, compared to $11.2 million in 2013 and $8.7 million in 2012. These amounts were used to fund our commercial, corporate, and R&D activities for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. Net cash provided by (used in) operating activities from discontinued operations for the years ended 2014, 2013 and 2012 were $0, $625,000 and $30,000, respectively.

Net cash used in investing activities. Net cash used in investing activities from continuing operations was $258,000 in 2014, compared to $8.2 million in 2013 and $225,000 in 2012. Net cash used in investing activities during 2014 primarily relates to the purchase of property and equipment. Net cash used in investing activities during 2013 primarily relates to deposit of bank. Net cash used in investing activities during 2012 primarily relates to the purchase of property and equipment.

Net cash provided by financing activities. Net cash provided by financing activities from continuing operations was $5.0 million in 2014, compared to $4.7 million in 2013 and $38.9 million in 2012. In 2014, 2013 and 2012, net cash provided by financing activities consisted primarily of proceeds from the issuance of shares and warrants. Net cash provided by financing activities from discontinued operations in 2014, 2013 and 2012 was $0.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, we expect to incur significant marketing and business development expenses, research and development expenses, and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, cash equivalents, short term bank deposits (including the net proceeds we have received to date under the 2015 Cantor Sales Agreement), and potential future revenue, as of December 31, 2014, will be sufficient to fund our operations into 2016. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

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

We will likely require substantial additional funding and expect to augment our cash balance through financing transactions, including the issuance of debt or equity securities and further strategic collaborations. On December 7, 2012, we filed a shelf registration statement on Form F-3 with the SEC for the issuance of ordinary shares, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, with a total value of up to $75 million, from time to time at prices and on terms to be determined at the time of such offerings. The filing was declared effective on December 19, 2012. As of the time of the filing of this Annual Report on Form 20-F, we had sold through the Cantor Sales Agreement an aggregate of 4,736,854 of our ordinary shares for gross proceeds of $19.9 million under this shelf registration statement, leaving an aggregate of approximately $55.1 million of securities available for sale under this Form F-3, subject to limitations imposed by the SEC for companies with a public float of less than $75 million. If we need additional funding, there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are needed and not available, we may be required to:

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $1.9 million, $1.7 million and $1.2 million in the years ended December 31, 2014, 2013 and 2012, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D. TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2014. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

(In thousands)	Total	2015	2016	2017	2018	2019	Thereafter
Operating and capital lease obligations	$1,814	$516	$492	$469	$337	$-	$-
Other long-term liabilities	$1,967	$155	$155	$155	$155	$155	$1,194

Under our license agreements as of December 31, 2014, we are obligated to pay an aggregate amount of approximately $155,000 annually after 2019 and until 2022, $100,000 annually after 2022 and until 2029 and $10,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2019 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our corporate and executive officers and directors:

Name	Age	Position
Kenneth A. Berlin	50	Chief Executive Officer and President
Ron Kalfus	40	Chief Financial Officer
Dganit Bar, Ph.D.	46	Chief Scientific Officer
E. Robert Wassman, M.D.	64	Chief Medical Officer
Oded Biran	36	Chief Legal Officer
Eti Meiri, Ph.D.	46	Vice President, Research
Sigal Russo-Gueta	37	Company Controller
Brian Markison (3)	55	Chairman of the Board of Directors
Roy N. Davis (4)	68	Director
Yitzhak Peterburg, M.D., Ph.D. (3) (4)	64	Director
Joshua Rosensweig, Ph.D. (2) (3)	62	Director
Dr. David Sidransky, M.D. (1) (4)	54	Director
Gerald Dogon (1)(2)	75	External Director
Tali Yaron-Eldar (1)(2)	51	External Director

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

Ron Kalfus joined us in May 2012 as our Chief Financial Officer. Prior to joining Rosetta, Mr. Kalfus served as the Chief Financial Officer and Treasurer of MabCure Inc., a publicly-traded biotechnology startup company in the field of early cancer detection using antibodies, from 2008 to 2012. From 2003 to 2007, Mr. Kalfus held various positions with Toys “R” Us, Inc., being responsible for the company’s financial reporting to the Securities and Exchange Commission and being responsible for the Toys “R” Us division’s annual budget. Prior to joining Toys “R” Us, Inc., Mr. Kalfus worked as an auditor for two large public accounting firms, specializing in audits of medium-sized enterprises as well as public companies. Mr. Kalfus holds an MSc in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia, and is a Certified Public Accountant licensed in New Jersey.

Dganit Bar, Ph.D. joined us in October 2012, as our Chief Scientific Officer. Dr. Bar joined Rosetta with more than 10 years of experience in drug development. Prior to joining Rosetta, from 2004 to 2012 she served in various positions, including Executive Director Science & Technology at BioLineRx, Ltd, a biopharmaceutical company, where she led the development and out-licensing of several drug candidates spanning different therapeutic areas, including oncology, cardiovascular and CNS. From 2000 to 2004 Dr. Bar was with QBI Enterprises, Ltd, where she held several positions including Head of Cancer Research working on the company’s oncology pipeline. Dr. Bar received her B.Sc. in Life Science from The Hebrew University, Jerusalem. She holds an M.Sc. in Biotechnology and a Ph.D. in Biotechnology Engineering from Ben-Gurion University of the Negev.

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

Oded Biran, Adv. has served as our Chief Legal Officer (formerly titled General Counsel), since November 2011. Mr. Biran was an independent attorney between the years 2010-2011, after previously working for us as legal counsel during 2010. Prior to that, Mr. Biran was an associate in the law offices of Sharon Raviv and Co., a boutique law firm specializing in technology and communications, during 2010. During the years of 2008 and 2009, Mr. Biran was an associate in Raved Magriso, Benkel, Lahav and Co., where he practiced in the corporate and securities department, specializing in corporate, technology, IP and complex mergers and acquisitions transactions. During 2006-2008, Mr. Biran was an associate at Gabriel Reubinoff and Co.’s Tel Aviv office where he co-headed the firm’s class action department, prior to which he was an associate in the firms' Jerusalem office. Mr. Biran holds a L.L.B degree from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

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

Sigal Russo-Gueta joined us in September 2008 as our controller.  Prior to joining Rosetta, Ms. Russo worked as an audit manager at Ernst & Young in Israel, specializing in audits of companies from various fields, both publicly traded and privately owned American and Israeli entities, from 2004 to 2008.  Ms. Russo holds a BA in Economics and accounting, from the Ruppin Academic College, and is a Certified Public Accountant licensed in Israel.

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

Roy N. Davis has served as a member of our board of directors since June 2012. Mr. Davis joined Johnson & Johnson (J&J) in 1984, where he moved through leadership positions of increasing responsibility in the organization in the U.S., Europe and Asia for 27 years prior to his retirement in January 2012. Most recently, from January 2008 through January 2012 Mr. Davis was President, J&J Development Corporation, J&J’s wholly owned venture group, and Vice President of Corporate Development for all of J&J. In these roles Mr. Davis was responsible for acquisition and licensing in areas outside of current J&J business sectors, venture capital investing on behalf of J&J and management of J&J’s wholly owned ventures. These efforts focused on developing new companies for J&J that offer transformational health care solutions. From 2003 to 2007, Mr. Davis held the positions of Company Group Chairman, J&J and Worldwide Franchise Chairman, Ortho Clinical Diagnostics with responsibilities for Ortho Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc. Mr. Davis received a Bachelor of Science from the State University of New York and a Master of Science from Rensselaer Polytechnic Institute. He served as a member of the Innovations Advisory Board for the Cleveland Clinic during 2008-2014 and is currently a member of the Advisory Board for the Wake Forest Institute for Regenerative Medicine and in March 2012 was named to the Board of Directors of Innosight, an innovation consulting firm.

Prof. Yitzhak Peterburg has served as a member of our board of directors since December 2012. On January 1, 2015 he assumed the position of chairman of the Board at TEVA Pharmaceutical Industries Ltd. (“TEVA”), prior to which he served as a member of the Board of Directors of TEVA, prior to which he served as TEVA’s Senior Vice President - Global Branded Products, prior to which he served on the board of TEVA in 2009-2010. Prior to his positions with TEVA, Prof. Peterburg was President and CEO of Cellcom Israel Ltd, one of Israel’s leading cellular companies. Between the years of 1990 to 2002, Prof. Peterburg was with Clalit Health Services, a non-governmental, not-for-profit organization that provides comprehensive health services to more than 55% of the Israeli population. From 1997 to 2002 he served as General Manager (CEO) for Clalit Health Services and from 1990 to 1997 he held a series of senior executive positions including Head, Health Policy Division and Chief Information Officer, Medical Division. Among his many positions at Clalit, from 1995-1997, Peterburg served as CEO of Soroka University Medical Center, Beer-Sheba, Israel, one of the biggest university hospitals in Israel. Prof. Peterburg received an M.D. from the Hebrew University of Jerusalem, and holds a DrPH in health services administration from the Columbia University School of Public Health in New York and a master’s degree in information systems from the London School of Economics. Prof. Peterburg is a professor at the School of Business, Ben-Gurion University.

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

David Sidransky, M.D., has served as a member of our board of directors since December 22, 2009. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 480 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Champions Oncology and Tamir Biotechnology and is on the Board of Directors of Galmed, Celsus, Orgenesis, and Advaxis. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In Addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Gerald Dogon has served as a member of our board of directors since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as a member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. Mr. Dogon has also served as a member of the board of directors of Fundtech Ltd. and was a member of its audit and nominating committees. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a member of its board of directors. Mr. Dogon holds a B.Comm. in Economics from the University of Cape Town.

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

B. COMPENSATION

Compensation-Related Requirements of the Israeli Companies Law

The term “office holder,” is defined in the Israeli Companies Law, as a general manager, general business manager, vice general manager, deputy general manager, any other person fulfilling or assuming any of the foregoing positions even if such person’s title is different, as well as director, or a manager who is directly subordinated to the general manager. Prior to amendment 20 to the Israeli Companies Law, 1999 (the “Israeli Companies Law”) that came into effect on December 12, 2012 (“Amendment 20”), the compensation of our office holders required the approval of our audit committee and our Board of Directors, in that order. In addition, all compensation awarded to directors, also required the approval of our shareholders by a simple majority. Following Amendment 20, we were required to form a Compensation Committee, whose members needed to comply with certain criteria, as well as to adopt a compensation policy regarding the compensation terms of our Office Holders, which included direct and indirect compensation, including equity-based awards, releases from liability, indemnification and insurance, severance and other benefits (“Compensation Terms”). Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our shareholders at the 2013 annual general meeting of shareholders, held on August 5, 2013, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors, and took effect thereafter.

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

In addition, pursuant to Amendment 20, the Compensation Terms of our office holders require the approval of the Compensation Committee and the Board of Directors. The Compensation Terms of directors further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of our shareholders by the special majority mentioned above is also required. Under certain circumstances, if the Compensation Terms of office holders who are not directors are not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve such terms.

Executive Officers’ Remuneration

The aggregate direct compensation we paid to our corporate and executive officers as a group (7 persons) for the year ended December 31, 2014) was approximately $2.0 million of which approximately $108,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2014, we paid bonuses to certain of our executive officers in an aggregate amount of $475,000 for performance during the year. Other employee’s bonuses for service in 2014 had not yet been determined or awarded. During 2014, we granted to our executive officers:

•	Options to purchase an aggregate amount of 43,334 ordinary shares, at an exercise price of $2.57 per share with an expiration date of December 2, 2024, of which 0 were vested as of December 31, 2014.

•	Options to purchase an aggregate amount of 100,000 ordinary shares, at an exercise price of $2.79 per share with an expiration date of November 11, 2024, of which 0 were vested as of December 31, 2014.

•	45,000 restricted stock units, of which 0 were vested as of December 31, 2014.

Additional Disclosure Required Under Israeli Law

According to section 4(d) of the Companies Regulations (Notification of general assemblies and by-type assemblies in a public company and adding an item to the agenda), 2000, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2014 (in USD):

Name and position	Salary	Employer 401K*	Vehicle Expenses	Pension**	Bonus paid	Equity***	Total
Mr. Ken Berlin Chief Executive Officer	500,000	16,000	18,000	-	300,000	263,000	1,097,000
Dr. Robert Wassman Chief Medical Officer	264,000	8,000	-	-	49,000	34,000	355,000
Mr. Oded Biran Chief Legal Officer	225,000	7,000	12,000	-	48,000	18,000	310,000
Mr. Ron Kalfus Chief Financial Officer	120,000	-	14,000	21,000	21,000	18,000	194,000
Ms. Dganit Bar Chief Science Officer	127,000	-	12,000	22,000	36,000	33,000	230,000

__________________

*	401K — in the U.S., this is the tax-qualified, defined-contribution pension account defined in subsection 401(k) of the Internal Revenue Code.
**	Pension is provided for Israel based employees only.
***	Equity is calculated as the value of options awarded, at the time of grant.

Directors’ Remuneration

Under the directors’ compensation package approved by our board of directors and shareholders (at its meeting held on July 12, 2006), as of our initial public offering, (i) each member of the board of directors was entitled to receive an annual fee of $10,000, payable in equal quarterly installments (ii) each member of our board of directors, other than the external directors, who served on board committees received an additional annual fee of $10,000, payable in equal quarterly installments. On October 12, 2012, our shareholders approved the following remuneration to our directors who are not external directors: (i) the chairman of our board is entitled to (a) an annual fee of $25,000, (b) an annual fee of $10,000 for every committee on which he serves, and (c) a participation fee of $250 for attendance of every meeting of the board or of a committee on which he serves and (ii) all other directors who are not external directors are entitled to (a) an annual fee of $20,000, (b) an annual fee of $7,500 for every committee on which such director serves, and (c) a participation fee of $250 for attendance of every meeting of the board or of a committee on which such director serves. On August 5, 2013, our shareholders approved an amendment to the compensation of our directors, so that the annual fee and the participation fee paid to each of the Company’s directors, shall not be less than the minimal annual fee and participation fee applying with respect to our external directors under the prevailing laws and regulations, which vary based on the company’s equity.

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

We paid an aggregate of $295,000 in direct compensation to our directors for their services as directors for the year ended December 31, 2014, including $74,000 paid in 2015 for service during the fourth quarter of 2014.

During 2014, we granted to our directors:

•	Options to purchase an aggregate amount of 72,000 ordinary shares, at an exercise price of $2.77 per share with an expiration date of November 12, 2021.

•	Options to purchase an aggregate amount of 48,000 ordinary shares, at an exercise price of $3.41 per share with an expiration date of March 26, 2021.

•	25,000 restricted stock units, of which all were vested as of December 31, 2014.

As of December 31, 2014, there were outstanding options to purchase 215,334 ordinary shares that were granted to our 9 directors and officers, at a weighted average exercise price of $2.74 per share.

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

Board of Directors

Our board of directors currently consists of seven directors, including two external directors. Our directors, apart from the external directors, are elected at an annual meeting or an extraordinary meeting, as stated in our Articles of Association (the “Articles”) by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. The Articles provide that we may have no less than two and no more than seven directors.

In accordance with our Articles, our board of directors, apart from our external directors, is divided into three classes of directors, with one class being elected each year for a term of approximately three years. At each annual general meeting of shareholders, the successors to directors whose term then expires will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Brian A. Markison and Dr. Yitzhak Peterburg, and their terms expire at the annual general meeting of shareholders to be held in 2017;

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2015; and

•	the Class III director is Roy N. Davis, and his term expires at the annual general meeting of shareholders to be held in 2016.

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

External directors are elected for a term of three years and may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:

(a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that all of the following conditions are met (“Voting Conditions”): (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded; (ii) the total number of shares of shareholders present and voting in favor of the appointment, who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and/or who are not controlling shareholders, exceed two percent of the aggregate voting rights in the company; (iii) the external director is not a Related or Competitor Shareholder (as defined below) or a relative of such Related or Competitor Shareholder at the time of appointment, and such external director is not an affiliate (as defined with regards to External Director's qualifications - please see above) of a Related or Competitor Shareholder at the time of appointment or two years preceding the appointment;

For this matter –

“Related or Competitor Shareholder” – is a shareholder that proposed the appointment of the external shareholder or a Major Shareholder, provided that at the time of appointment such shareholder, its controlling shareholder or a company owned by such shareholder (or its controlling shareholder): (1) has business relationship with the company, or (2) is the company's competitor.

(b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority required for the initial appointment of an external director.

(c) the external director has proposed its own appointment and the appointment was approved according to the Voting Conditions, as set above.

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

An external director cannot be removed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of his or her duty of loyalty to the company, and the shareholders vote, by the same majority of shareholders as is required for his or her appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director ceases to meet the statutory requirements for his or her appointment or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty on a regular basis, or has been convicted of specified crimes. If an external directorship becomes vacant and the number of external directors serving in the company is less than two, then a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

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

Regulations promulgated pursuant to the Companies Law provide that a director in a company whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market NASDAQ Global Select Market, and as of January 14, 2013, the NASDAQ Capital Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be deemed an “independent” director for purposes of the Companies Law, according to a decision made by the audit committee, provided that he or she meets certain non-affiliation criteria, and he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Furthermore, pursuant to these regulations, such company may re-appoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, inter alia, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the re-appointment for an additional term is to the company’s benefit.

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

Audit Committee

Under the listing requirements of The NASDAQ Capital Market, a foreign private issuer is required to maintain an audit committee that has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of the issuer’s independent auditors. The members of the audit committee are required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. The rules of The NASDAQ Capital Market also require that at least one member of the audit committee be a financial expert. Our audit committee is comprised of three members and meets the listing requirements of The NASDAQ Capital Market and the SEC.

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the majority of the members of the audit committee must be independent directors under the Companies Law.

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

The responsibilities of the audit committee under the Companies Law include: (a) identifying deficiencies in the management of a company’s business, including by consulting with the internal auditor or with the independent auditor (and in case that the deficiency is a significant one – the committee shall convene), and making recommendations to the board of directors as to how to modify them; (b) decide for the purpose of the approval of actions involving fiduciary duties of the company's office holders, whether such actions are material or non-material actions and for the purpose of the approval of certain related party transactions, whether such transactions are extraordinary transactions or non-extraordinary transactions; (c) with respect to extraordinary transactions with controlling shareholders (including transactions that are not considered to be extraordinary transactions), to determine the obligation to perform a competitive process that shall be supervised by the audit committee; (d) to decide whether to approve related parties transactions; (e) to determine the process in which non-negligible transactions shall be approved and to determine the type and kind of such transactions that shall require the approval of the audit committee; (f) to review the internal auditor’s work program; (g) to examine the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (h) to examine the independent auditor’s scope of work as well as the independent auditor’s fees and to provide the corporate organ responsible for determining the independent auditor’s fees with its recommendations; (i) be responsible for providing for arrangements as to the manner in which the Company will deal with employee complaints with respect to deficiencies in the administration of the Company’s business and the protection to be provided to such employees.

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

The Compensation Policy generally requires the approval of the general meeting of shareholders with a Special Majority, as defined below.

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

D. EMPLOYEES

We had 45 and 52 employees as of December 31, 2013 and 2014, respectively. Of the 52 employees as of December 31, 2014, 20 were engaged in research and development and in our CLIA lab activities and 32 were engaged in management, administration, business development, marketing and finance. 32 employees were located in the United States and 20 were located in Israel.

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

E. SHARE OWNERSHIP

The following table sets forth, as of February 1, 2015, the number of our ordinary shares beneficially owned by (i) each of our directors and corporate and executive officers and (ii) our current directors and corporate and executive officers as a group. The information in this table is based on 11,762,420 ordinary shares outstanding as of February 1, 2015. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of February 1, 2015 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kenneth A. Berlin (1)	154,169	1.3%
Ron Kalfus(2)	8,000	*
Dganit Bar, Ph.D.(3)	15,000	*
E. Robert Wassman, M.D.(4)	13,370	*
Oded Biran (5)	8,184	*
Eti Meiri (6)	5,539	*
Sigal Russo-Gueta (7)	2,600
Brian Markison (8)	57,000	*
Yitzhak Peterburg, M.D., Ph.D.(9)	26,000	*
Roy N. Davis(10)	26,000	*
Joshua Rosensweig (11)	23,396	*
Dr. David Sidransky (12)	26,462	*
Gerald Dogon (13)	13,212	*
Tali Yaron-Eldar (14)	13,212	*
Current directors and executive officers as a group (14 persons) (15)	392,144	3.3%

________________

* Less than 1%

(1)	Consists of (i) 1,084 ordinary shares, which were granted to Mr. Berlin upon the start of his employment with us, and 9,878 shares, which were granted as RSUs and converted to shares in 2013 (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 8,335 ordinary shares (which have an exercise price of $123.00 per share and expire in November 2019), 8,334 ordinary shares (which have an exercise price of $29.4 per share and expire in November 2019), 5,417 ordinary shares (which have an exercise price of $6.75 per share and expire in November 2021), 48,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022), 66,871 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2023) and 6,250 ordinary shares (which have an exercise price of $2.79 per share and expire in November 2024). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 1,250 shares (which have an exercise price of $6.75 per share and expire in November 2021), (ii) options to purchase 48,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022), (iii) options to purchase 111,453 ordinary shares (which have an exercise price of $5.37 per share and expire in August 2023), (iv) options to purchase 93,750 ordinary shares (which have an exercise price of $2.79 per share and expire in November 2024) and (v) 20,000 RSUs (which will vest in equal instalments each quarter during four years and complete convert to shares in November 2017).

(2)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2013, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 5,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 5,000 shares (which have an exercise price of $5.37 per share and expire in October 2022), and (ii) options to purchase 7,500 shares (which have an exercise price of $2.57 per share and expire in December 2024) (iii) 3,000 RSUs (which will vest in April 2015).

(3)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2013, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 10,000 ordinary shares (which have an exercise price of $5.21 per share and expire in October 2022). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 10,000 shares (which have an exercise price of $5.21 per share and expire in October 2022), and (ii) options to purchase 9,167 shares (which have an exercise price of $2.57 per share and expire in December 2024), and (iii) 5,000 RSUs (which will vest in April 2015).

(4)	Consists of (i) 3,370 shares, which were granted as RSUs and converted to shares in 2013, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 10,000 ordinary shares (which have an exercise price of $5.35 per share and expire in October 2022). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 10,000 shares (which have an exercise price of $5.35 per share and expire in October 2022), and (ii) options to purchase 9,167 shares (which have an exercise price of $2.57 per share and expire in December 2024), and (iii) 5,000 RSUs (which will vest in April 2015).

(5)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2013, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 684 ordinary shares (which have an exercise price of $2.475 per share and expire in February 2022), and 4,500 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022). Does not include the following options that become exercisable after April 30, 2014: (i) options to purchase 316 shares (which have an exercise price of $2.475 per share and expire in February 2022), (ii) 4,500 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022), (iii) options to purchase 7,500 shares (which have an exercise price of $2.57 per share and expire in December 2024), and (iv) 3,000 RSUs (which will vest in April 2015).

(6)	Consists of (i) 375 shares, which were granted as RSUs and converted to shares in 2014, (ii) 18 shares, which were granted as options and converted to shares in 2014, and (iii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 7 ordinary shares (which have an exercise price of $0.00 per share and expire in June 2015), 21 ordinary shares (which have an exercise price of $209.78 per share and expire in April 2016), 34 ordinary shares (which have an exercise price of $249.6 per share and expire in June 2018), 84 ordinary shares (which have an exercise price of $84 per share and expire in October 2020) and options to purchase 5,000 shares (which have an exercise price of $5.37 per share and expire in October 2022). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 5,000 shares (which have an exercise price of $5.37 per share and expire in October 2022), (ii) options to purchase 7,500 shares (which have an exercise price of $2.57 per share and expire in December 2024), and (iii) 6,000 RSUs (which will vest in April 2015).

(7)	Consists of options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 100 ordinary shares (which have an exercise price of $133.80 per share and expire in March 2019), and 2,500 ordinary shares (which have an exercise price of $4.27 per share and expire in December 2022). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 2,500 shares (which have an exercise price of $4.27 per share and expire in December 2022), (ii) options to purchase 2,500 shares (which have an exercise price of $2.57 per share and expire in December 2024), and (iii) 3,000 RSUs (which will vest in April 2015).

(8)	Consists of (i) 20,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 5,000 ordinary shares (which have an exercise price of $16.2 per share and expire in July 2021), and 32,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019). Does not include the following options that become exercisable after March 31, 2015: (i)16,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019), and (ii) options to purchase 48,000 shares (which have an exercise price of $2.77 per share and expire in December 2021)

(9)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 16,000 ordinary shares (which have an exercise price of $4.29 per share and expire in November 2019). Does not include the following options that become exercisable after March 31, 2015: (i) options to purchase 8,000 shares (which have an exercise price of $4.29 per share and expire in November 2019), and (ii) options to purchase 24,000 shares (which have an exercise price of $2.77 per share and expire in December 2021).

(10)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 16,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019). Does not include the following options that become exercisable after March 31, 2015: options to purchase 8,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(11)	Consists of (i) 2,068 ordinary shares held by Dr. Rosensweig, (ii) 5,000 shares, which were granted as RSUs and converted to shares in 2013, and (iii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 212 ordinary shares (which have an exercise price of $368.67 per share and expire in July 2016), 116 ordinary shares (which have an exercise price of 209.78 per share and expire in July 2016) and 16,000 ordinary shares (which have an exercise price of 5.37 per share and expire in October 2019). Does not include the following options that become exercisable after March 31, 2015: options to purchase 8,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(12)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 250 ordinary shares (which have an exercise price of $342 per share and expire in January 2018), 212 ordinary shares (which have an exercise price of $99 per share and expire in December 2019) and 16,000 shares (which have an exercise price of $5.37 per share and expire in October 2019). Does not include the following options that become exercisable after March 31, 2015: options to purchase 8,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(13)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2014, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 212 ordinary shares (which have an exercise price of $528.01 per share and expire in March 2017), and 8,000 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2020). Does not include the following (i) options that become exercisable after March 31, 2015, and (ii) options to purchase 16,000 shares (which have an exercise price of $3.41 per share and expire in August 2020).

(14)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2014, and (ii) options currently exercisable or exercisable within 60 days of February 1, 2015 to purchase 212 ordinary shares (which have an exercise price of $528.01 per share and expire in March 2017), and 8,000 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2020). Does not include the following (i) options that become exercisable after March 31, 2015, and (ii) options to purchase 16,000 shares (which have an exercise price of $3.41 per share and expire in August 2020).

(15)	See notes 1 through 14 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiary and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 5,363 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of March 31, 2015, options to purchase 50 ordinary shares have been previously granted and remain outstanding under the 2003 Plan and 6,911 shares have been previously issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 8,333 shares under the 2006 Plan. In December 2009, our shareholders approved an additional 25,000 shares under the 2006 Plan. In October 2012, our shareholders approved an additional 853,770 shares under the 2006 Plan. In November 2014, our shareholders approved an additional 900,000 shares under the 2006 Plan. As of March 31, 2015, there were 513,057 shares available for grant under the 2006 Plan, 120,652 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 1,170,081 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its appendices for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and office holders and those of our subsidiary and affiliates.

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

In the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50% of our voting power, or the sale of all or substantially all of our shares or assets, the options will be assumed or substituted by the acquiring entity, or if the acquiring party does not provide for such assumption or substitution, then the options shall be subject to acceleration.

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

Significant Changes in Share Ownership

The following table shows changes over the last three years in the percentage ownership by major shareholders:

Name of Beneficial Owner	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2012	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2013	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2014	Percentage of Outstanding Ordinary Shares Owned as of March 1, 2015
Isaac Bentwich, M.D. (1)	3.1%	-	-	-
Becker Drapkin Management (2)	2.9%	-	-	-
Perkins Capital Management, Inc.(3)	9.3%	-	-	-

______________

(1)	Percentage of shares outstanding as of March 1, 2013, 2014 and 2015 is unknown.
(2)	Percentage of outstanding shares owned as of March 1, 2012 is based solely on a Schedule 13G filed with the SEC on February 10, 2012. Percentage of shares outstanding as of March 1, 2013, 2014 and 2015 is unknown.
(3)	Percentage of outstanding shares owned as of March 1, 2012 is based solely on a Schedule 13G filed with the SEC on February 8, 2012. Percentage of shares outstanding as of March 1, 2013, 2014 and 2015 is unknown.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of February 1, 2015, our officers and directors as a group beneficially owned less than 3.3% of our outstanding ordinary shares.

B. RELATED PARTY TRANSACTIONS

Other than transactions related to compensation of our officers and directors as described under “Item 6. Directors, Senior Management and Employees—B. Compensation,” since January 1, 2014, we have not entered into any related party transactions.

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

Our directors and officers are currently covered by a directors’ and officers’ liability policy and our legal department is currently covered by a legal professional liability policy as well. We have also resolved to provide directors and certain other office holders with indemnification from any liability for damages caused as a result of a breach of duty of care and to provide such directors and other office holders with an exemption, to the fullest extent permitted by law, all in accordance with and pursuant to the terms set forth in our standard indemnification undertaking.

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

B. SIGNIFICANT CHANGES

See Note 12 to our Consolidated Financial Statements, titled “Subsequent Events,” included in this Annual Report beginning on page F-1, for a discussion of significant events that have occurred since December 31, 2014.

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

Year Ended	High	Low
December 31, 2010	$208.79	$54.00
December 31, 2011	$61.80	$1.95
December 31, 2012	$23.43	$1.40
December 31, 2013	$5.98	$2.35
December 31, 2014	$6.69	$2.07

Quarter Ended
March 31, 2013	$5.98	$4.21
June 30, 2013	$4.70	$3.09
September 30, 2013	$3.90	$3.00
December 31, 2013	$3.59	$2.35
March 31, 2014	$6.69	$2.87
June 30, 2014	$5.40	$3.43
September 30, 2014	$4.37	$3.25
December 31, 2014	$3.53	$2.07

Month Ended
September 30, 2014	$4.20	$3.25
October 31, 2014	$3.53	$2.75
November 30, 2014	$3.09	$2.25
December 31, 2014	$2.88	$2.07
January 31, 2015	$3.55	$2.29
February 28, 2015	$5.55	$2.82

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

Under the Companies Law, extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement between a public company and a controlling shareholder thereof or such controlling shareholder’s relative, whether directly or indirectly, including through a company controlled by such person with respect to the provision of services to the company, and if such person is also an office holder of such company - with respect to such person’s terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder with respect to such person’s employment by the company (“a Controlling Shareholders Transaction”), generally requires the approval of the audit committee, or if the transaction is with respect to terms of employment and or office – the compensation committee, the board of directors and the shareholders of the company. If such shareholder approval is required, it must satisfy either of the following criteria (“Special Majority”):

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

Rights Attached to Our Shares

Dividend Rights. Our Articles provide that our board of directors may, subject to the applicable provisions of the Companies Law, from time to time, declare such dividend as may appear to the board of directors to be justified by the profits of the Company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits. Dividends, to the extent declared, are distributed according to the proportion of the nominal (par) value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal (par) value, if any. Under the Companies Law, a company may only distribute a dividend which derives from its profits, as such term is defined under the Companies Law, and only distribute a dividend only if the distribution does not create a reasonable concern that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute dividends out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable concern that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

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

Mergers and Acquisitions and Tender Offers under Israeli Law

The Companies Law includes provisions that allow a merger transaction and generally requires that each company that is a party to a merger have the transaction approved by its board of directors and by a simple majority of shares present, in person or by proxy, at a general meeting and voting on the transaction (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) at a shareholders’ meeting called on at least 35 days’ prior notice. In addition, under our Articles, approval of a merger transaction requires that holders of at least a majority of the voting power of the Company vote in favor of the merger transaction.

At a voting at the General Meeting of the shareholders of a merged company that its shares are held by the other merged company, or by a person holding 25% or more of any means of control in the other merged company, the merger shall not be approved if shareholders that holds the majority of the voting power among those present and voting, excluding the abstains that are not calculated with the other merged company, the person thus holding or acting on their behalf, including their relatives or entities controlled by them, has rejected the merger (the "Special Majority Requirement"). If the If the General Meeting of a merging company approved the merger proposal - the Court may, at the request of holders of at least 25% of the voting rights of a company, determine that the company approved the merger, even if the merger was not approved by all the holders of classes of shares of the merged company or even if the General Meeting did not approve the merger proposal by the Special Majority Requirement, provided that the court shall not approve a merger request unless the court was convinced that the merger proposal was fair and reasonable, while taking into account the value of the parties to the merger and the consideration offered to the shareholders. Notwithstanding the foregoing, a merger that is also an extraordinary transaction with a controlling shareholder or with another person in which a controlling shareholder has a personal interest, requires approval as an extraordinary transaction with a controlling shareholder. See “Transactions Requiring Special Approval”.

Under the Companies Law, each merging company must inform its secured creditors of the merger proposal and it un-secured creditors – also of its content. In addition, each merging company must deliver the merger proposal to its secured creditors no later than three days following the issuance of the merger proposal to the Registrar of Companies. The court may, at the request of a creditor of a merged company delay or prevent the execution of the merger, if the court has concludes that there exists a reasonable concern that as a result of the merger, the surviving company will not be able to fulfill the obligations of the merged company and may further give instructions to secure the rights of creditors. A merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company and at that time no other shareholder of the company holds 25% or more of the voting rights in the company. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if at that time there is no other shareholder of the company that holds more than 45% of the voting rights in the company.

Under the Companies Law, a person may not acquire shares of a public company or voting rights in such company if, following the acquisition, the acquirer will hold more than 90% of the company’s shares or more than 90% of any class of shares, other than by means of a tender offer to acquire all of the shares or all of the shares of the particular class.

The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of such company.

In order that all of the shares that the acquirer offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer, have accepted the offer, or (ii) the shareholders who declined the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares of which the tender offer was directed.

A shareholder that had its shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to request the court to determine that the consideration for the shares under the tender offer was less than their fair value and that the fair value should be paid as shall be determined by the court. However, the acquirer may provide under the tender offer that shareholders who accept the tender offer proposal will not be entitled to such remedy.

If the conditions set forth above are not met, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition the acquirer would own more than 90% of the company’s issued and outstanding share capital.

Any shares that were acquired in contradiction to the above conditions shall not provide any rights and shall be redeemed as long as they are held by the acquirer.

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

Taxation of Companies

General Corporate Tax Structure

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 6, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company’s entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012, and 2013 - 15% (in development area A - 10%), 2014 and 2015 - 16% (in development area A - 9%).

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

Eligibility for benefits under the Law for the Encouragement of Industry is not subject to receipt of prior approval from any governmental authority. Under the law, an “industrial company” is defined as a company resident in Israel, at least 90.0% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “industrial enterprise” owned by it and located in Israel. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This tax is withheld at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to pay corporate tax at the rate of 10% - 25% (as mentioned below) in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. However, we are not obliged to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

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

The duration of tax benefits is subject to a limitation of the earliest of 7 (or 10 years) from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefiting Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

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

Dividends paid out of income derived by a Benefiting Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a Benefiting Enterprise (or out of dividends received from a company whose income is derived from a Benefiting Enterprise) are generally subject to withholding tax at the reduced rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefiting Enterprise during the benefits period. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefiting Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%.

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

In addition, if the shares are traded on the Tel Aviv Stock Exchange, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration of the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at the applicable corporate tax rate (25% in 2013) for a corporation and 25% for an individual, subject to further conditions under the Israeli law.

Israeli law generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that the securities were acquired on or after January 1, 2009.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our ordinary shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprise or a Benefiting Enterprise during the applicable benefits period or from Preferred Income is subject to withholding tax at a rate of 20% (as of January 1, 2014), unless a different tax rate is provided under an applicable tax treaty. In addition, non-Israeli residents who receive dividends may be entitled to tax refund from the Israeli Tax Authority, under certain conditions.

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of purchasing, owning, and disposing of our ordinary shares. For this purpose, a U.S. holder is, in each case as defined for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. holders.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. Except where noted, this summary deals only with ordinary shares held as capital assets (generally, property held for investment). It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment trusts, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10% or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the U.S. dollar, persons holding ordinary shares as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, or persons acquiring an interest in our ordinary shares in exchange for services.

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

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Internal Revenue Code, Treasury Regulations, and relevant judicial decisions and administrative guidance, all as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.. The U.S. federal tax laws are subject to change, and any such change may materially affect the U.S. federal income tax consequences of purchasing, owning, or disposing of our ordinary shares. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this summary to be inaccurate. No ruling or opinions of counsel will be sought in connection with the matters discussed herein. There can be no assurance that the positions we take on our tax returns will be accepted by the Internal Revenue Service.

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

Notwithstanding the above, dividends received by a non-corporate U.S. holder during a year in which the Company is a Passive Foreign Investment Company (a “PFIC Year”) or in a year following a PFIC Year generally will not be eligible for the reduced rates of taxation. Dividends will generally be from a non-U.S. source and treated as “passive income” for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Although, to the extent we pay dividends in the future, we intend to pay dividends to U.S. holders in U.S. dollars, the amount of any dividend paid in Israeli currency will equal its U.S. dollar value for U.S. federal income tax purposes, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Israeli currency is converted into U.S. dollars. If the Israeli currency received as a dividend is converted into United States dollars on the date they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Israeli currency is not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to its U.S. dollar value on the date of receipt. Any subsequent gain or loss upon the conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from U.S. sources.

Subject to certain conditions and limitations, Israeli withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. holder has held ordinary shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss, or is obligated to make payments related to the dividends, such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our ordinary shares. The rules governing the foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Israeli withholding taxes in computing its taxable income, but only for a taxable year in which such holder elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

To the extent that the amount of any distribution (including amounts withheld to reflect Israeli withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares, and the balance in excess of adjusted basis will be treated as capital gain, long-term if the U.S. holder has held the shares for more than one year, and generally will be gain or loss from U.S. sources. See “Disposition of Ordinary Shares” below for a discussion of capital gains tax rates and limitations on deductions for losses. We do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend (as discussed above).

Disposition of Ordinary Shares

In general, subject to the discussion under “—Passive Foreign Investment Company,”, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares as capital gain or loss, long-term if the U.S. holder has held the shares for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Subject to certain exceptions (including but not limited to those described under “Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the Treaty. If such gain or loss is treated as U.S. source gain or loss, a U.S. holder may not be able to use the foreign tax credit arising from any Israeli tax imposed on the disposition of an ordinary share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

Passive Foreign Investment Company

We believe we may be a PFIC for the year ended December 31, 2014.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets, that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

PFIC status is determined annually and cannot be definitively determined until the close of the year in question. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ordinary shares may also result in our becoming a PFIC to the extent we are not already a PFIC. If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, such U.S. holder will be subject to special tax rules discussed below.

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

If we are a PFIC, each U.S. holder, upon certain “excess distributions” by us and upon disposition of our ordinary shares at a gain, would be liable to pay tax at the highest then-prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the holder’s holding period for the ordinary shares. Distributions received in a taxable year that are greater than 125.0% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for the shares will be treated as excess distributions. Additionally, if we are a PFIC, a U.S. holder who acquires ordinary shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such ordinary shares. Instead, such U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in a PFIC Year or in the taxable year following a PFIC Year.

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

If our ordinary shares are “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our shares may elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder’s adjusted tax basis in such shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. The adjusted tax basis of a U.S. holder’s ordinary shares is increased by the amount included in gross income under the mark-to-market regime, or is decreased by the amount of the deduction allowed under the regime. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general excess distribution rules and the denial of basis step-up at death described above. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such holder’s particular circumstances.

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

The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2014		2013		2012
	Actual	At 2013 Exchange rates (1)	Actual	At 2012 Exchange rates (1)	Actual	At 2011 Exchange rates (1)
			(In thousands)

Operating loss	$14,252	$14,221	$13,347	$13,030	$8,267	$8,563

__________________

(1) Based on average exchange rates during the period.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

On November 12, 2014, our shareholders approved an amendment to our articles of association to set the maximum number of directors on our board of directors to no more than seven.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014. Management reviewed the results of its assessment with our Audit Committee.

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

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2014 and December 31, 2013 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2014	2013
Audit fees (1)	$102,000	$103,000
Audit-related fees	2,700	24,879
Tax fees (2)	24,114	73,538
Total	$128,814	$201,417

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

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the rules of The NASDAQ Stock Market. However, pursuant to the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. We have in the past elected to follow home country practice in lieu of certain NASDAQ requirements as follows:

•	NASDAQ rules require that the quorum for meetings of a company’s shareholders be not less than 33 1/3% of the outstanding voting stock of the company. We have, however, chosen to follow home country practice with respect to shareholder meeting quorum and our Articles provide that the quorum required for any meeting of our shareholders shall consist of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of the voting power of our issued share capital.

•	Under NASDAQ’s rules, (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011, (4) the convertible debt transaction completed in January 2012, and (5) the registered direct offerings completed in April 2012 and May 2012, would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share. However, we chose to follow our home country practice, which exempts companies such as us from the requirement of shareholder approval of these offerings.

•	Under NASDAQ’s rules, the written charter of the Compensation Committee is required to specify certain details, including certain factors that must be considered when the Compensation Committee selects, or receives advice from, a compensation consultant, legal counsel or other advisor. However, we have chosen to follow our home country practice, which does not require such information to be specified in the Compensation Committee Charter.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1*	Amended and Restated Articles of Association.
2.1(1)	Form of Share Certificate for Ordinary Shares.
2.2(6)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the December 2010 private placement.
2.3(6)	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the investors in the December 2010 private placement.
2.4(7)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the February 2011 private placement.
2.4(7)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the investors in the February 2011 registered direct offering.
2.6(7)	Form of Ordinary Share Purchase Warrant issued by Rosetta Genomics Ltd. to the placement agent in the February 2011 registered direct offering.
2.7(7)	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the investors in the February 2011 private placement.
2.8(8)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2011 private placement.
2.9(8)	Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the investors in the October 2011 private placement.
2.10(15)	Form of warrant issued to the placement agent in the January 2012 debt financing.
2.11(12)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the April 2012 Registered Direct Offering.
2.12(13)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the May 2012 Registered Direct Offering.
2.13(9)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the second May 2012 Registered Direct Offering.
2.14(15)	Form of Purchase Option Agreement issued to the underwriter in the August 2012 underwritten public offering.
4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.3(1)	Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).
4.4(10)	Short Form Lease between Princeton Corporate Center Realty Associate L.L.C. and Rosetta Genomics, Inc., Dated April 15, 2013.
4.5(4)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.
4.6(1)	2003 Israeli Share Option Plan.
4.7(11)	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.8(1)	Form of Director and Officer Indemnification Agreement.
4.9(5)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.10(14)@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.
4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.
4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.
8.1(14)	Subsidiaries.
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101*	The following materials from Rosetta Genomics Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements

____________

*	Filed herewith.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.

(5)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(6)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.
(7)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.
(8)	Incorporated by reference from the Registrant’s Form 6-K dated October 2011 (Reg. No. 001-33042), filed with the SEC on October 14, 2011.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated May 2012 (Reg. No. 001-33042), filed with the SEC on May 25, 2012.
(10)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 (Reg. No. 001-33042), filed with the SEC on March 31, 2014.
(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (Reg. No. 001-33042), filed with the SEC on March 22, 2013.
(12)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on April 16, 2012.
(13)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on May 17, 2012.
(14)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 (Reg. No. 001-33042), filed with the SEC on April 2, 2012.
(15)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-182329), filed with the SEC on June 25, 2012, as amended on July 26, 2012 and August 2, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: March 16, 2015	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and President

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosetta Genomics Ltd.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. ("the Company") and its subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 16, 2015	A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,929	$16,774
Restricted cash	2e	52	24
Short-term bank deposits	4	7,650	7,667
Trade receivables		338	224
Other accounts receivable and prepaid expenses	5	483	309

Total current assets		16,452	24,998

LONG TERM ASSETS:

Long-term receivable		4	8
Property and equipment, net	6	822	874

Total long term assets		826	882

Total assets		$17,278	$25,880

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2014	2013

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables		$563	$906
Other accounts payables and accruals	7	1,648	1,032

Total current liabilities		2,211	1,938

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	9b	2	81
Deferred revenue		-	228

Total long-term liabilities		2	309

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS EQUITY (DEFICIT):
Share capital:	9
Ordinary Shares of NIS 0.6 par value: 40,000,000 shares authorized at December 31, 2014 and 2013; 11,765,678 and 10,473,488 shares issued at December 31, 2014 and 2013, respectively; 11,762,420 and 10,470,230 shares outstanding at December 31, 2014 and 2013, respectively		1,830	1,609
Additional paid-in capital		136,160	130,423
Accumulated deficit		(122,925)	(108,399)

Total shareholders' equity		15,065	23,633

Total liabilities and shareholders' equity		$17,278	$25,880

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2014	2013	2012

Revenues		$1,327	$405	$201
Cost of revenues		1,310	709	258

Gross (profit) loss		(17)	304	57

Operating expenses:

Research and development, net	2k	1,927	1,744	1,247
Marketing and business development		6,848	7,002	3,938
General and administrative		5,494	4,297	3,025

Total operating expenses		14,269	13,043	8,210

Operating loss		14,252	13,347	8,267
Financial expense (income), net	11	259	(177)	2,429

Loss before taxes		14,511	13,170	10,696
Taxes expense		15	-	-

Loss from continuing operations		14,526	13,170	10,696

Net comprehensive (income) from discontinued operations	1d	-	(273)	(239)

Net comprehensive loss after discontinued operations		$14,526	$12,897	$10,457

Basic and diluted net loss per Ordinary Share from continuing operations		$1.29	$1.37	$2.40

Basic and diluted net (income) per Ordinary Share from discontinued operations		$-	$(0.03)	$(0.05)

Basic and diluted net loss per Ordinary Share		$1.29	$1.34	$2.35

Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share		11,239,892	9,593,952	4,448,449

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (DEFICIT)
U.S. dollars in thousands (except per share data)

	Number of Ordinary Shares	Share capital	Additional paid- in capital	Accumulated deficit	Total equity (deficit)

Balance as of January 1, 2012	702,436	$108	$84,581	$(85,045)	$(356)

Expenses related to the January 27, 2012 convertible debenture	-	-	(96)	-	(96)
Issuance of shares on April 17, 2012, at $2.55 per share, net of $149 issuance expenses	540,000	81	1,147	-	1,228
Issuance of shares on May 16, 2012, at $3.5 per share, net of $278 issuance expenses	632,057	101	1,833	-	1,934
Issuance of shares on May 24, 2012, at $11.5 per share, net of $643 issuance expenses	570,755	90	5,831	-	5,921
Issuance of shares on August 8, 2012, at $5 per share, net of $2,514 issuance expenses	5,500,000	826	24,160	-	24,986
Issuance of shares on August 29, 2012, at $5 per share, net of $289 issuance expenses	825,000	123	3,713	-	3,836
Conversion of October 2011 series A' Warrants in May and June, 2012	113,341	18	1,490	-	1,508
Employee options exercised	1,093	(*)	-	-	-
Share-based compensation relating to options and Restricted Share Units (“RSUs”) issued to employees and directors	-	-	549	-	549
Conversion of debenture	211,865	32	268	-	300
Amortization of embedded conversion feature	-	-	1,547		1,547
Net loss	-	-	-	(10,457)	(10,457)

Balance as of December 31, 2012	9,096,547	$1,379	$125,023	$(95,502)	$30,900

Issuance of shares on May 2013, at 4.21 per share, net of $144 issuance expenses	628,245	103	2,397	-	2,500
Issuance of shares on June 2013, at 3.99 per share, net of $11 issuance expenses	94,015	16	348	-	364
Issuance of shares on September 2013, at 3.40 per share, net of $0.3 issuance expenses	2,950	(*)	10	-	10
Issuance of shares on October 2013, at 3.28 per share, net of $24 issuance expenses	240,935	41	725	-	766
Issuance of shares on December 2013, at 3.40 per share, net of $34 issuance expenses	331,738	57	1,037	-	1,094
RSU's conversion	75,000	13	(13)	-	-
Employee options exercised	800	(*)	3	-	3
Share-based compensation relating to options and RSUs issued to employees and directors	-	-	893	-	893
Net loss	-	-	-	(12,897)	(12,897)

Balance as of December 31, 2013	10,470,230	$1,609	$130,423	$(108,399)	$23,633

Issuance of shares in January 2014, at 3.64 per share, net of $33 issuance expenses	261,654	45	876	-	921
Issuance of shares in April 2014, at 5.09 per share, net of $9 issuance expenses	59,241	10	283	-	293
Issuance of shares in May 2014, at 4.03 per share, net of $8 issuance expenses	66,387	11	247	-	258
Issuance of shares in June 2014, at 4.23 per share, net of $45 issuance expenses	361,967	62	1,422	-	1,484
Issuance of shares in July 2014, at 4.52 per share, net of $48 issuance expenses	351,656	62	1,481	-	1,543
Issuance of shares in August 2014, at 3.82 per share, net of $6 issuance expenses	48,452	8	171	-	179
Issuance of shares in September 2014, at 3.81 per share, net of $10 issuance expenses	84,850	14	300	-	314
RSU's conversion	43,000	7	(7)	-	-
Exercise of warrants	8,946	1	(1)	-	-
Employee options exercised	37	(*)	(*)	-	-
Issuance of shares to a former employee	6,000	1	22	-	23
Share-based compensation relating to options and RSUs issued to employees and directors	-	-	943	-	943
Net loss	-	-	-	(14,526)	(14,526)

Balance as of December 31, 2014	11,762,420	$1,830	$136,160	$(122,925)	$15,065

* Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net loss	$(14,526)	$(12,897)	$(10,457)
Income from discontinued operations	-	273	239

Loss from continuing operations	(14,526)	(13,170)	(10,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	299	298	274
Foreign currency adjustments	-	6	(26)
Amortization of discount and change in fair value of embedded conversion feature in the convertible debenture	-	-	1,547
Capital loss from sale of property and equipment	-	-	(18)
Share-based compensation relating to options, RSUs, shares and warrants granted to employees, non-employees and directors	943	893	549
Increase in trade receivables	(114)	(136)	(77)
Decrease (Increase) in other accounts receivable and prepaid expenses	(170)	259	(277)
Increase (decrease) in trade payables	(343)	152	170
Decrease in deferred revenue	(228)	-	-
Increase (decrease) in other accounts payables and accruals	616	520	(748)
Revaluation of warrants related to share purchase agreements	(79)	(55)	635

Net cash used in operating activities from continuing operations	(13,602)	(11,233)	(8,667)
Net cash provided by operating activities from discontinued operations	-	625	30

Net cash used in operating activities	(13,602)	(10,608)	(8,637)

Cash flows from investing activities:
Purchase of property and equipment	(247)	(626)	(270)
Proceeds from sale of property and equipment	-	-	60
Decrease (Increase) in bank deposits	17	(7,537)	(18)
Decrease (increase) in restricted cash	(28)	10	3

Net cash used in investing activities	(258)	(8,153)	(225)

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Repayment of capital lease	-	-	(28)
Issuance of convertible loan	-	-	1,750
Repayment of convertible loan	-	-	(1,450)
Issuance of shares and proceed from exercise of warrants, net	5,015	4,737	38,653

Net cash provided by financing activities	5,015	4,737	38,925

Increase (decrease) in cash and cash equivalents	(8,845)	(14,024)	30,063
Cash and cash equivalents at beginning of year	16,774	30,798	735

Cash and cash equivalents at end of year	$7,929	$16,774	$30,798

Supplemental disclosure:

Cash paid during the year for:

Interest on debenture	$-	$-	$288

Non-cash activities:

Amortization of embedded conversion feature	$-	$-	$1,547

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. ("the Company") commenced its operations on March 9, 2000. The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, Rosetta Cancer Origin Test™, Rosetta Lung Cancer Test™, and Rosetta Kidney Cancer Test™, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, Clinical Laboratories Improvement Amendments ("CLIA") - certified lab.

b.	The Company has a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform tests in its CLIA-approved laboratory and expand the business development of the Company in the U.S.

c.	The Company incurred an accumulated deficit of approximately $122,925 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2014. As of December 31, 2014, the Company’s total shareholders’ equity amounted to $15,065.

During 2014, the Company sold through the 2013 Cantor Sales Agreement (as defined in note 9.b.8) an aggregate of 1,234,207 of its Ordinary Shares (“Ordinary Shares”), and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. As of December 31, 2014, the Company's cash position (cash and cash equivalents and short-term bank deposits) totaled $15.6 million. Subsequent to the balance sheet date, the Company sold through the 2014 Cantor Sales Agreement an aggregate of 2,204,764 of its Ordinary Shares, and received gross proceeds of $9,829 before deducting issuance expenses of $491 (see note 12 to the Consolidated Financial Statements, titled “Subsequent Events”).

d.	Parkway Clinical Laboratories, Inc. ("Parkway"):

Parkway was a national, full-service CLIA-certified clinical laboratory service that was owned by the Company. Parkway specialized in oral drug screening in the workplace environment and genetics testing services.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Most of the Company's costs and financing are in U.S. dollars ("Dollar"). The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and its subsidiary have operated and expect to continue to operate in the foreseeable future. Therefore, the functional currency of the Company and its subsidiary is the Dollar.

The Company and its subsidiary's transactions and balances denominated in Dollars are presented at their original amounts. Non-Dollar transactions and balances have been remeasured to Dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-Dollar currencies are reflected in the Consolidated Statement of Comprehensive Loss as financial income or expenses, as appropriate.

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

Cash equivalents are short-term unrestricted, highly-liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash is invested in a bank deposit, which is pledged in favor of the bank that provides guarantees to the Company.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months at acquisition but less than one year at balance sheet date. The short-term bank deposits are presented at their cost which approximates its market value.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer equipment	33
Office furniture and laboratory equipment	7 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the lease term or useful economic life

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2014 and 2013, no impairment losses have been identified.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

i.	Discontinued operations:

According to ASC 360, "Property, Plant, and Equipment" and ASC 205, "Presentation of Financial Statements" when a component of an entity, as defined in ASC 360, has been disposed of, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. Refer to Note 2r to the Consolidated Financial Statements, titled “Recent Accounting Pronouncements,” for further information.

j.	Revenue recognition:

The Company generates its main revenues from diagnosing patient tissue received from private patients or third-party distributors. The Company performs the diagnostic testing in its lab in the U.S. Additionally, the Company generates revenues from research and development services provided to third parties.

Revenues from sales of the Company's diagnostic services are recognized in accordance with ASC 605 "Revenue Recognition" when (1) persuasive evidence of an agreement exists, (2) delivery of tests result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied when a final understanding between the parties as to the specific nature and terms exists. Criterion (2) is satisfied when the Company performs the test and delivers a report to the physician, or makes the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. The Company assesses whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

Revenues from the Company's diagnostic services are recognized once the diagnostic services have been performed, the results have been delivered to the ordering physician, and the payor (including relevant insurance information) has been identified.

These diagnostic services are billed to various payors, including Medicare, commercial insurance companies, other directly billed healthcare institutions (such as hospitals), and individuals. The Company reports revenues from contracted payors, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, the published fee schedules.

When evaluating fixed or determinable collectability, the Company considers whether it has sufficient history to reliably estimate a payor’s individual payment patterns. The Company reviews the payment history of each payor and evaluates the number of tests paid against the number of tests billed as well as the payor's outstanding balance for unpaid tests, in order to determine whether payments are being made at a consistently high percentage and at an appropriate amount, given the contracted payment amount.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Based on the above analysis, the Company determines the amount it expects to collect on a per-payor, per-contract or arrangement basis. Through December 31, 2014, only for Medicare-related claims, the Company can demonstrate sufficient history to establish collectability patterns. Therefore, in arrangements with patients covered by Medicare insurance, the Company recognizes revenue on the accrual basis, recorded upon delivery of each test performed, net of a provision to the gross billed amount.

To the extent all criteria set forth above are not met when test results are delivered, service revenues are recognized when cash is received from the payor. Therefore, in arrangements with private patients, in which prior to delivery, the patient's third-party insurance provider has not contractually set the sale prices, or that are not covered by Medicare, the Company does not recognize revenue until the fees are fixed and determinable and collectability assured, or upon collection.

Under the arrangements with all distributors, once delivery of a test result has occurred, the distributor is obligated to pay the Company the fixed price for such test pursuant to the relevant distribution agreement.

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, "Revenue recognition" when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria. During 2014, the Company recognized its deferred revenue since no further performance obligation existed.

k.	Research and development expenses, net:

Research and development expenses consist of costs of salaries and related expenses, various activities related to intellectual property, research materials and supplies, and equipment depreciation. All such costs are expensed as incurred.

Royalty-bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Economy ("the OCS") for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such Royalty-bearing grants arrangements are presented as a reduction from research and development expenses in the consolidated statements of comprehensive loss in an amount of $292, $206 and $153, in the years 2014, 2013 and 2012, respectively.

l.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Share Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505") requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its share-option awards and values restricted share units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of share options granted with the following assumptions:

	Year ended December 31,
	2014	2013	2012

Dividend yield	0%	0%	0%
Expected volatility	113-125%	116-131%	106-123%
Risk-free interest	1.62-2.27%	1.13-1.75%	1.01-1.33%
Expected life	4.5-6.25 years	4.5-6.25 years	6.25 years

The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay cash dividends in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company's share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The Company applies ASC 505 with respect to options and warrants issued to non-employees. ASC 505 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

m.	Basic and diluted net loss per share:

Basic and diluted loss per Ordinary Share are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury share method.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

For the years ended December 31, 2014, 2013 and 2012, all outstanding options, RSUs, and warrants, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

n.	Income taxes:

The Company account for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provide a valuation allowance to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2014 and 2013, no liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

o.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included on the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included on the balance sheet represent the current redemption value of the Company's contributions made to severance pay funds and to insurance policies.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Severance expenses for the years ended December 31, 2014, 2013 and 2012 were $116, $107, and $38, respectively.

The U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The subsidiary provides a 3% safe-harbor contribution to the plan up to the employee’s eligible compensation. In the years 2014, 2013 and 2012, the subsidiary recorded an expense for matching contributions in the amount of $112, $65 and $25, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables and other accounts receivable.

The Company’s cash and cash equivalents are deposited mainly in Dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company has no significant off balance sheet concentrations of credit risk.

q.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, short-term bank deposits, accounts receivable, other accounts receivables, trade payables and other account payable and accruals, approximate fair value because of their generally short-term maturities.

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its warrants at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in the Company's Statement of Comprehensive Loss as financial income or expense.

r.	Recent Accounting Pronouncements:

In April 2014, the FASB issued amended guidance related to discontinue operations. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. We believe that the adoption of this new standard will not materially impact its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity s Ability to Continue as a Going Concern”, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The Company used an option pricing model (Black-Scholes-Merton) to determine the fair value of the warrants to purchase ordinary shares.  Significant inputs included an estimate of the fair value of the Company’s ordinary shares as of December 31, 2014, the remaining contractual life of the warrant, a risk-free rate of interest, and an estimate of the Company’s share volatility using the volatilities of guideline peer companies. The fair value of the liability for warrants related to share purchase agreements classified within Level 3. The fair value of the warrants at December 31, 2014 and December 31, 2013 was $2 and $81, respectively. Gain of $79 from the revaluation of warrants related to share purchase agreement is recorded under Financial Income in the Consolidated Statements of Comprehensive Loss (refer to note 9).

NOTE 4:-	SHORT-TERM BANK DEPOSITS

As of December 31, 2014 and 2013, the Company's bank deposits are as follows:

December 31, 2014
Amount	Maturity date	Annual interest

$5,050	Notice 95 days	0.75%
2,000	February 1, 2015	0.65%
600	May 28, 2015	0.4%

$7,650

December 31, 2013
Amount	Maturity date	Annual interest

$5,028	June 5, 2014	0.85%
2,500	February 25, 2014	1.65%
120	November 25, 2014	0.5%
19	January 28, 2014	0.69%

$7,667

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2014	2013

Prepaid expenses	$258	$99
Government authorities	61	53
Security deposits	65	65
Royalty-bearing grants	93	86
Other	6	6

	$483	$309

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Computer equipment	$1,094	$924
Office furniture and laboratory equipment	1,397	1,320
Leasehold improvements	660	660

	3,151	2,904
Accumulated depreciation:
Computer equipment	794	660
Office furniture and laboratory equipment	1,072	937
Leasehold improvements	463	433

	2,329	2,030

Depreciated cost	$822	$874

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012 were $299, $298, and $274, respectively.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2014	2013

Employees' salaries and payroll accruals	$1,258	$928
Accrued expenses and other	390	104

	$1,648	$1,032

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2014 and 2013, restricted cash was primarily attributed to a bank guarantee to the landlord of the Israeli property for the fulfillment of its lease commitments in the amount of approximately $52 and $43, respectively.

b.	The facilities of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent agreements as of December 31, 2014, are as follows:

2015	$491
2016	491
2017	469
2018	337

Total	$1,788

Total rent expenses for the years ended December 31, 2014, 2013 and 2012 were $511, $365, and $531, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $8 as of December 31, 2014.

Lease expenses for motor vehicles for the years ended December 31, 2014, 2013, and 2012, were $52, $81, and $53, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $960, of which $600 will be paid after December 31, 2014. During the years ended December, 31, 2014, 2013 and 2012, the Company paid fees in the amount of $47, $47 and $47, respectively, to the third party. The Company recorded the payments as research and development expenses.

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $474, of which $292 will be paid after December 31, 2014. During the years ended December 31, 2014, 2013 and 2012, the Company paid fees in the amount of $41, $40, and $34, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $180 will be paid after December 31, 2014. During the years ended December 31, 2014, 2013, and 2012, the Company paid fees in the amount of $10, $12, and $5, respectively to the third party. The Company recorded the payments as research and development expenses.

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $292, of which $146 will be paid after December 31, 2014. During the years ended December 31, 2014, 2013 and 2012, the Company paid fees in the amount of $20, $20, and $17, respectively under this agreement. The Company recorded the payments as research and development expenses.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $450 will be paid after December 31, 2013. During the years ended December 31, 2014, 2013 and 2012, the Company paid fees in the amount of $35, $35 and $35, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $300 will be paid after December 31, 2014. During the years ended December, 31, 2014, 2013 and 2012, the Company paid fees in the amount of $24, $24 and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	In July 2014 the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay a fixed annual license maintenance fees and royalties based on net sales. The Company made no payments under this agreement during 2014.

k.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the OCS. The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. During the year ended December 31, 2014, the Company received total grants of $149 from the OCS for its development within the consortium and continued to meet the criteria to receive such grants.

l.	Ramot:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance with a plan approved, and jointly funded by the OCS and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by OCS, which was approved in November 2014. Under the applicable terms, so long as the Company continues to meet the criteria for receiving OCS grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. During the year ended December 31, 2014, the Company received total grants of $148 from the OCS for its development within the consortium and continued to meet the criteria to receive such grants. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS EQUITY

a.	Ordinary Shares:

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

The exercise price of the warrants is $150 per Ordinary Share. The warrants were exercisable for a period of five years. These warrants expired, subsequent to the balance sheet date, on January 19, 2015 without being exercised.

The Company accounted for these warrants in accordance with the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity" ("ASC 815") and based on certain terms of the warrants classified them as liabilities, measured at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in the Company's Statement Of Comprehensive Loss as financial income or expense.

The fair value was measured using the Black-Scholes-Merton model. The Company estimates that the January 2010 Warrants fair value is equal to $0 as of December 31, 2014.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Series A Warrants are exercisable immediately upon issuance, expire on December 1, 2015 and the exercise price is subject to potential future adjustment upon occurrence of various events, such as share splits or dilutive issuances. On February 23, 2011, in connection with the financing transactions closed by the Company, the exercise price of the Series A Warrants was automatically adjusted from $78 per share to $60 per share. None of the Series A Warrants were exercised during 2014.

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

The Company accounted for the Series A Warrants according to the provisions of ASC 815 and based on certain terms of the warrants, classified them as liabilities, measured at fair value in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company's Statement of Comprehensive Loss as financial income or expense.

The fair value of the Series A Warrants was measured using the Black-Scholes-Merton model. The fair value was estimated taking into consideration (a) the possibility of the Company becoming privately owned and/or a possibility in which there is an all-cash transaction in the Company's shares, (b) the possibility that the Company will issue additional shares for a share price of under $60. The Company estimates that the Series A Warrants’ fair value is equal to $0 as of December 31, 2014.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

On November 28, 2011, the Series B' Warrants were automatically exercised on a cashless basis for 65,749 Ordinary Shares. Upon the conversion of the Series B' Warrants, the Series B' Warrants were classified as equity.

During 2012, of the 135,010 Series A’ Warrants, 113,341 were exercised for aggregate gross proceeds of $850. As of December 31, 2013, 21,668 Series A’ warrants remain outstanding. None of the Series A’ Warrants were exercised during 2014.

The Company accounted for the Series A' Warrants according to the provisions of ASC 815and based on certain terms of the warrants, classified them as liabilities, measured at fair value in each reporting period until they are exercised or expired with changes in the fair values being recognized in the Company's Consolidated Statement of Comprehensive Loss as financial income or expense.

The fair value of the Series A' Warrants was measured using the Black-Scholes-Merton model. In estimating the warrants' fair value, the Company used the following assumptions:

	December 31, 2014	December 31, 2013

Risk-free interest rate	0.67%	0.78%
Expected volatility	57%	198%
Expected life (in years)	2	3
Expected dividend yield	0	0
Fair value:
Warrants	$2	$54

4.	On April 17, 2012, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $1,228, net of placement agent fees and other offering expenses in amount of $149. Under the terms of the financing, the Company sold 540,000 Ordinary Shares at a price of $2.55 per Share. For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 13,500 Ordinary Shares at an exercise price of $3.19 per share. The Option Agreement expires on April 12, 2017.

5.	On May 22, 2012, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $1,934, net of placement agent fees and other offering expenses in amount of $278. Under the terms of the financing, the Company sold 632,057 Ordinary Shares at a price of $3.50 per Share. For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 15,802 Ordinary Shares at an exercise price of $4.38 per share. The Purchase Option Agreement expires on May 16, 2017.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

6.	On May 31, 2012, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $5,921, net of placement agent fees and other offering expenses in amount of $643. Under the terms of the financing, the Company sold 570,755 Ordinary Shares at a price of $11.50 per Share. For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 14,269 Ordinary Shares at an exercise price of $14.38 per share. The Purchase Option Agreement expires on May 24, 2017.

7.	On August 8, 2012, the Company closed a public offering of 5,500,000 Ordinary Shares at a public offering price of $5.00 per share for aggregate proceeds of $24,986, net of placement agent fees and other offering expenses in amount of $2,514. Under the terms of the underwriting agreement, the Company granted the underwriter an option, exercisable for 45 days, to purchase up to an additional 825,000 of the Company’s Ordinary Shares at the same price, solely to cover over-allotments.

On August 28, 2012, the underwriter exercised its over-allotment option in full, and on August 29, 2012, the Company closed the sale of an additional 825,000 Ordinary Shares at a price to the public of $5.00 per share for additional proceeds approximately $3,836, net of placement agent fees and other offering expenses in amount of $289.

For its services in the offering, the placement agent received a Purchase Option Agreement to purchase 148,937 Ordinary Shares at an exercise price of $6.25 per share. The Purchase Option Agreement expires on August 2, 2017.

In addition, the Company’s former placement agent received a warrant certificate to purchase up to 26,481 Ordinary Shares at an exercise price of $5.5769 per share, under its fee-tail agreement. The warrant expired on November 24, 2014.

8.	On March 22, 2013, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2013 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, its ordinary shares, par value NIS 0.6 per share. Sales of the Company’s ordinary shares under the 2013 Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

From May 22, 2013 through December 31, 2013, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 1,297,883 of its Ordinary Shares, and received gross proceeds of $4,947 before deducting issuance expenses in an amount of $213.

During 2014, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 1,234,207 of its Ordinary Shares, and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

9.	On April 14, 2014, a cashless exercise of warrants that were issued in 2012 occurred resulting in the issuance of an aggregate of 8,946 Ordinary Shares to the warrant holders.

10.	On September 18, 2014, the Company's Board of Directors approved the issuance of 6,000 shares to a former employee. Accordingly, the Company recorded $23 as marketing and business development expense.

c.	Share option plans:

1.	In March 2003, the Company adopted a share option plan (the "2003 Plan").The 2003 Plan provided for the grant of options to Company's directors, employees, consultants and service providers. In July 2006, the Company adopted the 2006 Global Share Incentive Plan (the "2006 Plan"), pursuant to which options may be granted to the Company's directors, employees, consultants and service providers. Pursuant to the 2006 plan, the 2003 Plan was terminated and the 5,363 Ordinary Shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. All outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 Plan and that are canceled are transferred to the 2006 Plan. As of December 31, 2014, 50 Ordinary Shares remain outstanding under the 2003 Plan.

Pursuant to the 2006 Plan, between July 2006 and October 2012, the Company approved an additional 903,739 Ordinary Shares for the 2006 Plan for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In November 12, 2014, the Company’s Annual Shareholder Meeting approved the addition of 900,000 ordinary shares, par value NIS 0.6 per share, to the shares authorized for issuance under the 2006 Plan, bringing the total number of Ordinary Shares authorized for issuance under the 2006 Plan to 1,803,739. As of December 31, 2014, a total of 511,777 Ordinary Shares remain available for future grants under the 2006 Plan.

Options granted under the 2006 Plan typically vest over four years, but are subject to each optionee's specific option agreement. Options are typically exercisable for ten years from the date of grant. Options which are forfeited or unexercised become available for future grants. The exercise price of the stock option equals the fair market value of the Company’s shares on the date of the grant.

During 2012, the Company's Board of Directors approved the granting of 50,000 Restricted Share Units ("RSUs") to certain employees. Furthermore, during 2012, the Company’s shareholders approved the granting of 30,000 RSUs to certain members of the Company’s Board of Directors. During 2013, 75,000 RSUs became fully vested and were converted into common shares of the Company and 5,000 RSUs were cancelled.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

During 2013, the Company's Board of Directors approved the granting of 3,000 RSUs to certain employees. Furthermore, during 2013, certain members of the Company’s Board of Directors were granted 40,000 RSUs under the approval of the Company’s shareholders in the 2012 and 2013 Shareholder meetings. During 2014, 43,000 RSUs became fully vested and were converted into common shares of the Company.

During 2014, the Company's Board of Directors approved the granting of 67,000 RSUs to certain employees.

2.	The following is a summary of the Company's share options granted among the various plans:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	713,219	$7.49
Granted	419,750	$3.06
Exercised	(37)	$0.00
Forfeited	(28,523)	$6.09
Outstanding at the end of the year	1,104,409	$5.84	7.92	$0.02

Vested or expected to vest	857,065	$6.58	7.68	$0.02

Options exercisable at the end of the year	336,201	$11.00	6.79	$0.02

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2014, 2013 and 2012 was $2.62, $2.46, and $4.62, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary Shares on December 31, 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on the fair market value of the Company's shares.

The following table summarizes information about options to employees and non-employees outstanding at December 31, 2014 under the Plans:

Exercise price	Options outstanding at December 31, 2014	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2014	Average exercise price of options exercisable

$0	7	0.50	$0	7	$0
$2.48-2.86	375,750	9.25	$2.69	9,434	$2.83
$3.26-3.57	258,324	8.11	$3.41	75,631	$3.41
$4.04-4.69	54,000	6.05	$4.32	30,218	$4.29
$5.16-5.37	385,000	6.97	$5.34	191,250	$5.36
$6.75-16.2	11,667	6.72	$10.8	10,000	$11.48
$29.4-84	8,494	4.86	$30.4	8,494	$30.4
$99-528	11,167	4.40	$169	11,167	$169

	1,104,409			336,201

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2014:

Number of RSUs

Outstanding at January 1, 2014	43,000
Granted	67,000
Converted	(43,000)
Forfeited	-
Outstanding at the end of the year	67,000

As of December 31, 2014, there were $2,421 of total compensation cost related to options and unvested RSUs. This amount is expected to be recognized over a weighted-average period of 1.62 years.

The following table sets forth the total share-based compensation expense resulting from options and RSUs granted to employees, non-employees and directors included in the Company's Consolidated Statement of Comprehensive Loss:

	Year ended December 31,
	2014	2013

Cost of revenues	$34	$16
Research and development, net	73	83
Marketing and business development	226	191
General and administrative	610	603

Total share-based compensation expense	$943	$893

The Company had accounted for its options to non-employees under the fair value method ASC 505-50.

d.	Warrants issued to non-employees:

In October 2013, the Company’s Board of Directors approved the grant of 15,000 warrants to purchase 15,000 Ordinary Shares of the Company, nominal value NIS 0.6 per share to a non-employee.

NOTE 10:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

As of December 31, 2014, management believes that the Company will be able to meet all of the aforementioned conditions.

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

As of December 31, 2014, the Company did not generate income under the Law prior to and after the Amendment.

Amendments to the Law:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011, 2012 and 2013 - 15% (in development area A - 10%) 2014 and 2015 - 16% (in development area A - 9%).

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company examined the possible effect of the amendment on the financial statements, if at all, and at this time does not believe it will opt to apply the amendment.

On November 5, 2012, the "Knesset" (Israeli Parliament) passed amendment No. 68 to the Law which prescribed reduction of the corporate tax rate applied to undistributed retained earnings. Under the new structure, companies can elect to account for tax on undistributed earnings prior to distribution. Depending on their election, companies will pay a corporate income tax ranging from 6% to 17.5%, with no change to the dividend withholding tax rate. The change is temporary and will expire one year from the date of enactment. Moreover, the tax rates of "preferred enterprise" under the Law increased, and in 2014 and thereafter it will be - 16% (in development area A - 9%).

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

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises, taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014, on some specific enterprises, such as "preferred enterprise".

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

	December 31,
	2014	2013
Tax asset in respect of:
Operating loss carryforward and deductions	$34,387	$34,381
Reserves, allowances and other	22	16

Net deferred tax asset before valuation allowance	34,409	34,397
Valuation allowance	(34,409)	(34,397)

Net deferred tax asset	$-	$-

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

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiary worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the "Approved Enterprise" and few nondeductible expense.

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2014, in the amount of approximately $109,969, which may be carried forward and offset against taxable income in the future for an indefinite period.

Rosetta Genomics Inc., is subject to U.S. income taxes. As of December 31, 2014, Rosetta Genomics Inc., has estimated total available carryforward tax losses of approximately $14,033 to offset against future tax profits which expires in the years 2014 to 2033.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

ROSETTA GENOMICS LTD., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-	FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2014	2013	2012

Financial income:
Interest income on short-term deposits	$(111)	$(146)	$(39)
Foreign currency adjustments gains and other	(3)	-	(33)
Revaluation of warrants related to share purchase agreement	(79)	(55)	-

Total financial income:	(193)	(201)	(72)
Financial expenses:
Bank and interest expenses	39	15	31
Foreign currency adjustments losses	408	6	-
Revaluation of warrants related to share purchase agreement	-	-	635
Interest on convertible debenture	-	-	288
Amortization of discount and change in fair value of embedded conversion feature in the convertible debenture	-	-	1,547
Foreign exchange futures transactions and others	5	3	-

Total financial expenses:	452	24	2,501

Financial expense (income), net	$259	$(177)	$2,429

NOTE 12:-	SUBSEQUENT EVENTS

On February 18, 2015, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2014 Cantor Sales Agreement”) with Cantor, as sales agent, and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. Sales of the Company’s Ordinary Shares under the 2014 Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

In February 2015, the Company sold through the 2014 Cantor Sales Agreement an aggregate of 2,204,764 of its Ordinary Shares, and received gross proceeds of $9,829 before deducting issuance expenses in an amount of $491.

