Form 20-F
period 2015-12-31
Rosetta Genomics Ltd.
filed 2016-03-23
CIK 1362959

As filed with the Securities and Exchange Commission on March 23, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Kenneth A. Berlin, CEO and President

3711 Market Street, Suite 740

Philadelphia, Pennsylvania 19104

Tel: (215) 382-9000

Fax: (215) 382-0815

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2015, the issuer had 20,515,536 ordinary shares outstanding and no preferred shares outstanding.

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

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following financial data for the years ended December 31, 2013, 2014 and 2015, and as of December 31, 2014 and 2015 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2011 and 2012 and as of December 31, 2011, 2012 and 2013 have been derived from our audited financial statements which are not included in this Annual Report. For the year ended December 31, 2015, we have included the results of CynoGen, Inc. as of April 13, 2015, the acquisition date. Further details on the acquisition of CynoGen, Inc. can be found in Section 4.B. below. In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory. Parkway remained an indirect wholly owned subsidiary until we sold it in May 2009. On April 18, 2013, we signed a settlement agreement with Sanra Laboratories (“Sanra”) in connection with our sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra and Parkway paid us a total of $625,000. Operating results for Parkway have been classified as discontinued operations for all presented periods.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss:
Clinical testing revenues	$6,668	$1,099	$405	$201	$103
Licensing revenues	1,600	228	-	-	-
Total revenues	$8,268	$1,327	$405	$201	$103

Cost of clinical testing revenues	6,192	1,310	709	258	324
Cost of licensing revenues	80	-	-	-	-
Total cost of revenues	6,272	1,310	709	258	324

Gross profit (loss)	1,996	(17)	304	57	221

Consolidated Statements of Operations:
Operating expenses:
Research and development, net	2,956	1,927	1,744	1,247	3,386
Marketing and business development	7,350	6,848	7,002	3,938	2,633
General and administrative	7,566	5,494	4,297	3,025	2,537
Gain from bargain purchase related to acquisition of CynoGen, Inc.	(155)	-	-	-	-
Total operating expenses	17,717	14,269	13,043	8,210	8,556

Operating loss	15,721	14,252	13,347	8,267	8,777
Financial expenses (income), net	1,605	259	(177)	2,429	(1,984)
Loss before taxes	17,326	14,511	13,170	10,696	7,393
Tax expense	19	15	-	-	-

Loss from continuing operations	17,345	14,526	13,170	10,696	7,393
Other comprehensive income attributed to marketable securities	-	-	-	-	7
Net loss (income) from discontinued operations	-	-	(273)	(239)	1,444
Net loss after discontinued operations	17,345	14,526	12,897	10,457	8,830

Net loss attributable to Rosetta Genomics	$17,345	$14,526	$12,897	$10,457	$8,830
Basic and diluted net loss per ordinary share from continuing operations	$1.15	$1.29	$1.37	$2.40	$14.55
Basic and diluted net loss (income) per ordinary share from discontinued operations attributable to Rosetta Genomics	$-	$-	$(0.028)	$(0.054)	$2.85
Basic and diluted net loss per ordinary share attributable to Rosetta Genomics	$1.15	$1.29	$1.34	$2.35	$17.4
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Rosetta Genomics	15,092,679	11,239,892	9,593,952	4,448,449	507,622

	As of December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,447	$7,929	$16,744	$30,978	$735
Short-term bank deposits and restricted cash	1,098	7,702	7,702	164	149
Trade receivable	3,633	338	224	88	11
Working capital (deficiency)	16,567	14,241	23,060	30,487	(638)
Total assets	19,370	16,452	24,998	32,530	2,044
Long-term liabilities	-	2	309	364	552
Total shareholders’ equity (deficiency)	19,620	15,065	23,633	30,900	(356)
Capital stock	159,890	137,990	132,032	126,402	84,689

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We have used substantial funds to discover, develop, commercialize and protect our microRNA tests and technologies and will require substantial additional funds to continue our operations. Following our acquisition of PersonalizeDx in 2015, we have incurred and expect to continue to incur increased costs that may adversely affect our current results of operations and liquidity in 2016 and beyond. As of December 31, 2015, we had cash, cash equivalents, short-term bank deposits and restricted cash of $13.5 million, compared to $15.6 million as of December 31, 2014. Our current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. Our ability to successfully carry out our business plan is primarily dependent upon our ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase our cash collections and (4) generate significant additional revenues. We believe that our existing operating plan, which includes a cost-reduction plan should we be unable to raise sufficient additional capital, will be sufficient to fund our operations for at least the next 12 months. We may seek additional funding through collaborative arrangements and public or private equity offerings and debt financings, and we may elect to raise additional funds even before we need them if the conditions for raising capital are favorable. Additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, tests or products in development or approved tests or products that we would otherwise pursue on our own. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations.

The approach we are taking to discover and develop novel microRNA-based diagnostics and therapeutics is new and may never lead to commercially accepted products.

We have concentrated our research and development efforts on diagnostics and therapeutics in the relatively new field of microRNAs. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies: RosettaGX Cancer Origin™, mi-LUNG™, mi-KIDNEY™ and RosettaGx Reveal™. To date, these tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new, and the scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in commercializing our existing diagnostic tests or developing and commercializing additional microRNA-based tests or products, our business may fail.

Successful integration of PersonalizeDx with us and successful operation of the combined company are not assured. Also, integrating our business with that of PersonalizeDx may divert the attention of management away from operations.

In April 2015, we acquired CynoGen, Inc., which does business as PersonalizeDx (“CynoGen” or “PersonalizeDx”).

There can be no assurance that we will be able to maintain and grow the acquired business and operations of PersonalizeDx. In addition, the market segments in which PersonalizeDx operates may experience declines in demand and/or new competitors. Integrating and coordinating certain aspects of the operations, portfolio of products and personnel of PersonalizeDx with ours have involved and will continue to involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, may disrupt the businesses of either or both of the companies and may not result in the full benefits expected by us and PersonalizeDx, including cost synergies expected to arise from supply chain efficiencies and overlapping general and administrative functions. The potential difficulties, and resulting costs and delays, include:

•	managing a larger combined company;

•	consolidating corporate and administrative infrastructures;

•	issues in integrating research and development, commercial and sales forces;

•	difficulties attracting and retaining key personnel;

•	loss of customers and suppliers and inability to attract new customers and suppliers;

•	unanticipated issues in integrating information technology, communications and other systems;

•	incompatibility of purchasing, logistics, marketing, administration and other systems and processes;

•	unforeseen and unexpected liabilities related to the acquisition or PersonalizeDx’s business; and

•	potential costs of relocating employees to PersonalizeDx’s facilities or our other facilities.

Additionally, the integration of our and PersonalizeDx’s operations, products and personnel may place a significant burden on management and other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm the combined company’s business, financial condition and operating results.

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

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2015, we had an accumulated deficit of $140 million. We had net loss of $17.3 million for the year ended December 31, 2015. We anticipate that the majority of any revenues we generate over the next several years will be from sales of our currently marketed products in the United States and from existing and future collaborations and licensing arrangements and the sale of future products we develop or acquire. We cannot be certain, however, that our sales efforts will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including our currently marketed tests, will be successfully commercialized. If we are unable to secure significant revenues from our current selling efforts or through collaborations and the sale of tests or products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

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

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of March 1, 2016, our patent portfolio included a total of 44 issued U.S. patents, two issued Australian patents, two issued European patents, both validated in UK, Germany and France, two issued Israeli patents, one issued Japanese patent, 42 pending patent applications worldwide, consisting of 22 U.S. patent applications, two of which received notice of allowance, six applications that are pending in Europe, one of which received a notice of allowance, three applications pending in Israel, one application pending in Japan, two applications pending in Canada, three applications pending in China, two applications pending in Brazil, one application pending in Korea, and two PCT applications. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented.

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

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and any such changes could have a negative impact on our business. There have been several cases involving “gene patents” and diagnostic claims that have been considered by the U.S. Supreme Court. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc. the Court held that claims to isolated genomic DNA were not patentable subject matter, but claims to complementary DNA (cDNA) molecules were patentable subject matter. The effect of the decision on patents for other isolated natural products is uncertain, and this uncertainty includes microRNAs, which have a different chemical composition, differ in size, and have a more complicated discovery process than DNA. On March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. Although the decision relates to biomarker method patents, relating to simple methods, for affecting treatment decisions, the decision has created uncertainty around the ability to patent certain biomarker-related method patents. On June 12, 2015, the United States Court of Appeals for the Federal Circuit (CAFC) issued a decision in Ariosa Diagnostics, Inc. v. Sequenom, Inc. The decision dealt with the subject matter eligibility of a non-invasive method for detecting paternally inherited cell-free fetal DNA from a blood sample of the pregnant woman carrying a fetus. The district court ruled that the method claims were patent ineligible and the Federal Circuit agreed. In December 2015, the CAFC denied an en banc hearing of this case. These decisions have increased the uncertainty with regard to our ability to obtain patents in the future as well as the value of current and future patents, once obtained. Depending on decisions by the U.S. federal courts and the Patent Office, the interpretation of laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents, all of which could have a material adverse effect on our business.

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

On December 15th, 2014, the USPTO released the revised subject matter eligibility examination guidance to patent examiners entitled " 2014 Interim Guidance on Patent Subject Matter Eligibility " (the "Interim Guidance"). The Interim Guidance intends to assist USPTO patent examiners to evaluate inventions that may be related to law of nature, natural phenomena, and/or an abstract idea. The Interim Guidance addresses the concerns raised by the public against the guidance issued in March of 2014 – namely that the USPTO applied with too broad a brush the recent Supreme Court decisions regarding the judicial exceptions (law of nature, natural phenomena, and/or an abstract idea). The USPTO’s new analysis, focusing on the claims as a whole and an analysis of the “markedly different” properties of the claimed subject matter (as compared to the natural counterpart product) is a balanced approach. The Interim Guidance also appears to indicate that a claim that recites a natural phenomenon, such as a diagnostic process or method, will satisfy Section 101 if the claim sufficiently limits the practical application of the natural phenomenon. The USPTO issued another update in July 2015 to provide additional information for subject matter eligibility. While we believe our patents and pending patent applications include claims that are patentable under current US law, as well as in foreign jurisdictions, no assurances can be given that a federal district court or the USPTO would agree.

In addition, Congress has directed the USPTO to study effective ways to provide independent, confirming genetic diagnostic test activity where gene patents and exclusive licensing for primary genetic diagnostic tests exist. This study will examine the impact that independent second opinion testing has on providing medical care to patients; the effect that providing independent second opinion genetic diagnostic testing would have on the existing patent and license holders of an exclusive genetic test; the impact of current practices on testing results and performance; and the role of insurance coverage on the provision of genetic diagnostic tests. The USPTO was directed to report the findings of the study to Congress and provide recommendations for establishing the availability of independent confirming genetic diagnostic test activity by June 16, 2012. On August 28, 2012, the Department of Commerce sent a letter to the House and Senate Judiciary Committee leadership updating them on the status of the genetic testing report. The letter stated in part: “Given the complexity and diversity of the opinions, comments, and suggestions provided by interested parties, and the important policy considerations involved, we believe that further review, discussion, and analysis are required before a final report can be submitted to Congress.” The USPTO issued a Request for Comments and Notice of Public Hearing on Genetic Diagnostic Testing on January 25, 2012, and held additional public hearings in February and March 2013. In September 2015, the USPTO submitted a report to Congress pursuant to Section 27 of the Leahy Smith America Invents Act. The report stated that in view of the altered legal landscape, the USPTO’s recommendations to Congress are limited in scope. The report provided three recommendations. The first recommendation was to proceed cautiously, monitoring changes in the actual availability of gene-based diagnostic tests from multiple providers. The second recommendation was to consider creating mechanisms to facilitate sharing data on diagnostic correlations in order to build robust databases of the relationships between genetic mutations and the presence, absence, or likelihood of acquiring the relevant medical condition. The third recommendation was to consider the role of cost and insurance. It is unclear whether the recommendations of this study will be acted upon by Congress to change the law or process in a manner that could negatively impact our patent portfolio or our future research and development efforts.

It may be more difficult to adequately protect or enforce the intellectual property rights of our company as a result of the acquisition of PersonalizeDx, which could harm our competitive position.

Our success and future revenue growth depends in part, on our ability to protect our intellectual property. We primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite efforts by us to protect our proprietary technologies and processes. While we hold and have access to a significant number of patents, there can be no assurances that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents issued to us, may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to its U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products. Our competitors may also be able to develop similar technology independently or design around our patents.

In addition, as a result of the acquisition of PersonalizeDx, after twelve months from the date of the acquisition, we will be required to renegotiate the terms of certain agreements under which PersonalizeDx had in-licensed proprietary markers from Abbott Molecular, Inc. We cannot be sure that we will be able to renegotiate these license agreements on acceptable terms or at all. If we are unable to do so, we may lose the ability to commercialize the products that rely on these licenses.

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

In addition, as a result of the acquisition of PersonalizeDx, after twelve months from the date of the acquisition, we will be required to renegotiate the terms of certain agreements under which PersonalizeDx had in-licensed proprietary markers from Abbott Molecular, Inc. We cannot be sure that we will be able to renegotiate these license agreements on acceptable terms or at all. If we are unable to do so, we may lose the ability to commercialize the products that rely on these licenses.

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

If we do not comply with governmental regulations applicable to our CLIA-certified laboratories, we may not be able to continue our operations.

The operations of our laboratories in Philadelphia, Pennsylvania and Lake Forest, California are subject to regulation by numerous federal, state and local governmental authorities in the United States. Both laboratories are CLIA-certified and are accredited by the College of American Pathologists, or CAP. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can also be used to meet CLIA and state certification requirements. In addition, our laboratories have obtained certain state licenses as required, including from California, Florida, Maryland, New York, Pennsylvania, and Rhode Island, and we plan to obtain licenses from other states if and as required.

CLIA is a federal law that regulates clinical laboratories that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of reporting patient test results. CLIA-certified laboratories are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of these laboratories. If we were to lose our CLIA certification or our state licenses, or if they were limited in scope, we would no longer be able to continue our testing operations, which would have a material adverse effect on our business.

From time to time, we may become aware of states other than California, Florida, Maryland, New York, Pennsylvania, and Rhode Island that require out-of-state laboratories to obtain a license in order to accept specimens from the state, and it is possible that other states already have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements. If we learn that we were accepting specimens from a state that requires licensure, we may be required to cease accepting specimens from that state while obtaining licensure, and we may be subject to monetary and other penalties for accepting specimens without a license.

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

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of identifiable health information, or “protected health information” as defined under HIPAA, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH). HIPAA and HITECH and their implementing regulations and guidance will be collectively referred to herein as “HIPAA”. HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as “covered entities.” Certain HIPAA provisions also apply to “business associates” of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA’s privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA’s security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. HITECH amended HIPAA to require the reporting of breaches of protected health information to affected individuals, the federal government and in some cases, to the media. We are a covered entity and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. For example, we must take steps to ensure that our sales team does not inappropriately access or use protected health information in providing services and support to customers. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the privacy rules security standards, breach notification rules or other HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business. Large breaches of protected health information could lead to class action lawsuits and other litigation. Any publicly reported breach could cause significant reputational harm to our business and significant expense for reporting, mitigation of harm and implementation of corrective actions mandated by regulators. HITECH expanded HIPAA enforcement authority to state attorneys general, so we are subject to additional enforcement and penalties from each state where individuals affected by a HIPAA violation may reside. Allegations that we have violated individuals’ privacy or security rights, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing, as well as consent for the disclosure of genetic test results, and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. State privacy and data security laws generally overlap and apply simultaneously with HIPAA. In the event of a data breach affecting individuals from more than one state, we must comply with all relevant state notification requirements as well as HIPAA and are subject to enforcement by all relevant state and federal authorities as well as fines and penalties imposed by each state. Non-U.S. privacy protection requirements such as the European Union’s Data Protection Directive governing the processing of personal data, may be stricter than U.S. law and violations could result in claims for damages, fines or orders to stop or change the processing of the personal data. The European Union’s final draft General Data Protection Regulation, which is likely to be formally adopted, imposes extensive new legal obligations and substantially increases the risk of fines, with upper limits based on a corporate group’s global turnover. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws, or significant changes in these laws, could significantly impact our business and future business plans.

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

In November 2010, we reacquired the U.S. commercial rights to our microRNA-based diagnostic tests, and in May 2011, we established our own internal oncology sales team consisting of four oncology sales specialists, which has since been increased and as of the date of this report stands at 12 sales specialists, two Regional Managers and an Executive Vice President. To date, this team has had moderate success in commercializing our diagnostic tests. In addition, in July 2012 (as amended in October 2012), we entered into a co-marketing agreement with Precision Therapeutics, pursuant to which we granted Precision Therapeutics the co-exclusive right, along with us, to market the RosettaGX Cancer OriginTM Test in the United States. Precision Therapeutics launched its marketing effort in October 2012, but had limited success and this agreement terminated on February 28, 2014. If we are unable to establish adequate sales, marketing and distribution capabilities to successfully commercialize our tests in the United States, whether independently or with third parties, it will have a material adverse effect on our business and financial condition.

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing. Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we and others who may develop products based on our technologies are targeting or may target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We and others who may develop products based on our technologies may also face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we, our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we will also face competition from other companies working to develop novel tests and products using technology that competes more directly with our technologies. We are aware of several other companies that are working to develop microRNA-based diagnostics and therapeutics, including HTG Molecular, Alnylam Pharmaceuticals, Inc., Asuragen Inc., Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Mirna Therapeutics, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics, Interpace Diagnostics, Inc. and others. In addition, we face competition from companies that have developed or are developing diagnostic tests based on other non-microRNA technologies such as Cancer Genetics, Inc., NeoGenomics Inc., Biotheranostics, Inc., Foundation Medicine, and Veracyte Inc. We are also aware of several other companies that provide tests and services that are competitive with those provided by our recently acquired PersonalizeDx business, including Cancer Genetics, NeoGenomics, Miraca, Bostwick and Healthtronics. If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we and others who may develop products based on our technologies may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

In the United States, private and government payors decide whether to cover a new diagnostic test, the amount that they will pay for a covered test and the specific conditions for reimbursement. In May 2012, we announced that the designated Medicare Administrative Contractor, or MAC, with jurisdiction for the RosettaGX Cancer OriginTM Test had informed us that it plans to cover this test for Medicare beneficiaries, and in June 2012, we announced that the MAC had established a reimbursement rate for the test. We then announced that this MAC had formalized their coverage decision in a Local Coverage Determination (LCD) effective August 1, 2013. Each third-party payor, however, makes its own decision about which tests it will cover and how much it will pay. While many third-party payors will follow the lead of Medicare, we cannot provide any assurance that other payors will cover this test or any of our other tests. The coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of each of our tests to each payor separately, with no assurance that approval will be obtained. Furthermore, reimbursement from third party payors depends upon whether a service is covered under the patient’s policy and if payment practices for the service have been established. If third-party payors decide not to cover our diagnostic tests or if Medicare or other payors offer inadequate payment amounts, our ability to generate revenue from our diagnostic tests could be limited. Third-party payors that decide to reimburse for our tests may stop or lower payment at any time, which would reduce revenue. We cannot predict whether third-party payors will cover our tests or offer adequate payments. We also cannot predict the timing of such decisions. In addition, physicians or patients may decide not to order our tests if third-party payments are inadequate, especially if ordering the test could result in financial liability for the patient.

In the United States, the American Medical Association, or AMA, assigns specific Current Procedural Terminology, or CPT, codes, which are a medical nomenclature used to report medical procedures and services under public and private health insurance plans. Once the CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, establishes reimbursement payment levels and coverage rules for Medicare, and private payors establish rates and coverage rules independently. While we have been assigned a CPT code for the RosettaGX Cancer OriginTM Test, we cannot guarantee that any of our other tests will be assigned a CPT code and will be approved for reimbursement by Medicare or other third-party payors. Additionally, any or all of our diagnostic tests developed in the future may not be approved for reimbursement or may be approved at a level that limits our commercial success.

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

Recent and future changes to policies and pricing from the MolDx molecular diagnostics program utilized by Noridian Healthcare Solutions, our Medicare Administrative Carrier, could have positive or negative effects on our Medicare billing. This relates primarily to our high complexity laboratory in Lake Forest, California which is under Noridian and MolDx jurisdiction. MolDx changes to coding and reimbursement over the past three years for Fluorescence In Situ Hybridization, or FISH, is indicative of the MolDx impact. In 2013, MolDx reduced FISH reimbursement in an attempt to reduce overutilization causing substantive losses for many laboratories. In 2016, MolDx revised pricing for FISH upward after implementing better utilization controls in the form of revised code and billing guidance.

Because of Medicare billing rules, we may not receive reimbursement for all tests provided to Medicare patients.

Under current Medicare billing rules, the bundled payment for inpatient services includes clinical laboratory testing performed for a Medicare beneficiary who was a hospital inpatient at the time the tumor tissue sample was obtained and whose testing was ordered less than 14 days after discharge. Medicare billing rules also require hospitals to bill for our testing if it is ordered for a hospital outpatient under the same circumstances. Accordingly, we must bill hospitals for such testing. Because we generally do not have written agreements in place obligating these hospitals to pay for our testing, we may not be paid or may have to pursue payment from the hospital on a case-by-case basis. We cannot ensure that hospitals will pay us for tests performed on patients falling under these rules.

Changes in healthcare policy could increase our costs, decrease our revenues and impact sales of and reimbursement for our tests.

In March 2010, the President of the United States signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA. This law substantially changed the way healthcare will be financed by both governmental healthcare programs and private insurers, and has significantly impacted our industry. The ACA contains a number of provisions that affect and will continue to affect our business and operations, including those governing enrollment in state and federal healthcare programs, Medicare reimbursement, and healthcare fraud and abuse.

The Protecting Access to Medicare Act of 2014, or PAMA, which was signed into law on April 1, 2014, significantly altered the current payment methodology for clinical diagnostic laboratory services covered by the Medicare Part B program and paid according to the Clinical Laboratory Fee Schedule, or CLFS. Under PAMA, applicable laboratories must report rates paid by private payors (i.e., health insurance issuers, group health plans, Medicare Advantage plans, and Medicaid managed care organizations) for each clinical diagnostic laboratory test, or CDLT, that it furnished during the data collection period.  The reported data must include payment rates (reflecting all discounts, rebates, coupons and other price concessions), Healthcare Common Procedure Coding System codes, and the volume of tests associated with each rate. The CLFS payment rate for each CDLT (with some exceptions) will be equal to the weighted median, as calculated based on the data submitted by applicable laboratories.  Every three years new data will be submitted, and new rates for CDLTs will be established based on that data. Significant reductions in reimbursement would be phased in over time. CMS would limit the maximum reimbursement reduction for a particular CDLT to no more than 10% each year in 2017 through 2019 and no more than 15% each year in 2020 through 2022. PAMA required publication of a final rule by June 15, 2015, submission of initial payment data on January 1, 2016, and implementation of new CLFS payment rates as of January 1, 2017. CMS did not publish a proposed rule until October 1, 2015, and has yet to issue a final rule.  Whether CMS will implement new payment rates as of January 1, 2017, as required by PAMA, is therefore unknown at this time.

Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare Part A’s Inpatient Prospective Payment System. Further, in 2014, CMS began to bundle payment for clinical laboratory tests together with other services performed during hospital outpatient visits under the Hospital Outpatient Prospective Payment System. While CMS exempted molecular diagnostic tests from this packaging provision, it is possible that CMS could propose to bundle payment for such tests in the future. Our tests are generally not paid in the hospital outpatient setting, and insofar as they are paid in that setting they likely would be considered molecular tests if billed under specific procedure codes, but it is possible that payment for our tests could be bundled if furnished in a hospital outpatient setting in the future.

On several occasions Congress has considered various cost reduction alternatives, including imposing a 20% co-insurance amount on clinical laboratory services (which would require beneficiaries to pay a portion of the cost of their clinical laboratory testing). Although these changes have not been enacted at this time, Congress could decide to impose these or other fee reductions or taxes at some point in the future. If so, these additional coinsurance payments for our tests could be difficult to collect and any new fee reductions or taxes would impact our revenues

We expect that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep healthcare costs down. Some of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of payment available for our tests from governmental healthcare programs or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

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

We currently have distribution agreements with respect to some of our tests covering Australia, Canada, Greece, India, Israel, New Zealand, Qatar, Romania, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis, but we are largely dependent upon these distributors for the commercial success of our tests outside of the United States. The potential revenues from these agreements are based on the sale of our products by these distributors and will depend upon our distributors’ ability to devote the necessary resources to successfully commercialize these tests. In addition, if any of our current or potential future distributors were to breach or terminate its agreement with us, the commercialization of these tests could be adversely affected because we may not have sufficient financial resources or capabilities to successfully commercialize these tests on our own or find other partners. If any of our distributors or co-marketers does not devote sufficient time and resources to the collaboration or if a collaboration is breached or terminated, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected.

We contract with a single manufacturer for the purchase of microarray chips for certain tests, including the RosettaGX Cancer Origin™ Test and miKIDNEY™. The failure of this manufacturer to supply sufficient quantities on a timely basis could have a material adverse effect on our business.

We use a single manufacturer for the supply of microarray chips for certain tests, including the RosettaGX Cancer Origin™ Test and miKIDNEY™. While we believe that there are a number of manufacturers from whom we could obtain such chips, we have not screened or approved any such manufacturers as potential back-up manufacturers for these chips, and it could take a significant amount of time and would be costly to do so. Accordingly, if this manufacturer is unable or unwilling to supply sufficient quantities of chips on a timely basis, it could have a material adverse effect on our business.

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

In addition to our operations in Rehovot, Israel, our wholly owned subsidiary, Rosetta Genomics Inc., operates our CLIA-certified and CAP-accredited laboratories in Philadelphia, Pennsylvania and Lake Forest, California We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015. Management reviewed the results of its assessment with our Audit Committee. A “material weakness” is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We cannot guarantee that we will not identify material weaknesses or significant control deficiencies in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting.

Risks Related to Israeli Law and Our Operations in Israel

For certain calendar years, we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There may be negative tax consequences for holders of our ordinary shares who are U.S. residents and do not make certain timely tax elections.

We believe we may be a PFIC for the year ended December 31, 2015. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year (including cash) produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, all of which are relevant to the PFIC determination. For years in which we are determined to be a PFIC for U.S. federal income tax purposes, U.S. holders of our ordinary shares may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Accordingly, our treatment as a PFIC could therefore result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

We are currently participating in the consortium “Rimonim,” which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The aim of this consortium is to develop technologies for the use of siRNA and microRNA mimetics for therapeutics. The consortium includes three companies and three academic groups. In addition, we are participating in a joint research program with Tel Aviv University that is jointly funded by the OCS, the aim of which is to develop a delivery system for microRNA mimetics for the treatment of cancer. The transfer of know-how developed in the framework of these programs or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the programs requires the consent of the OCS.

In the past two years, we participated in the Magneton Project. This two-year project was also supported by the OCS and was conducted in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University). It was aimed at developing a nano-carrier delivery system for microRNA mimetics for the treatment of cancer. In December 2015, we completed this project. Project activity included in vivo studies, pre-clinical toxicity studies and in vivo efficacy studies in an animal model of glioblastoma. The results have shown limited efficacy. The transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law.

The OCS, under special circumstances, may approve the transfer of the know-how developed in these supported projects outside of Israel, provided that the grant recipient pays to the OCS a portion of the sale price paid in consideration for such know-how, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).

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

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a majority of our assets and the assets of these persons may be located outside of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

In addition, under the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. For example, under NASDAQ’s rules, each of (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011, (4) the Debenture transaction completed in January 2012, (5) the registered direct offering completed in April 2012, (6) the registered direct offerings completed in May 2012 and (7) the private placement completed in October 2015, would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share. However, we chose to follow our home country practice, which did not require shareholder approval of these offerings. Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. See also “Item 16G Corporate Governance.”

Risks Related to our Ordinary Shares

Our stock price has been and is likely to continue to be volatile and the market price of our ordinary shares may drop.

Prior to our February 2007 initial public offering, there was not a public market for our ordinary shares. Since our ordinary shares began trading on NASDAQ on February 27, 2007 through March 22, 2016, our stock price has fluctuated from a low of $0.71 to a high of $619.77 (after giving effect to the reverse stock splits effected in July 2011 and May 2012). Furthermore, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our ordinary shares to fluctuate include:

•	failure of any of our diagnostic tests to achieve commercial success;
•	failure to successfully maintain and grow the acquired business and operations of PersonalizeDx;
•	introduction of technological innovations or new commercial products by us or our competitors;
•	our entry into new, or termination or other developments relating to our existing, collaboration, distribution and licensing agreements;
•	developments relating to our efforts to commercialize our tests in the United States;
•	regulatory developments in the United States and foreign countries;
•	developments or disputes concerning patents or other proprietary rights;
•	failure to secure adequate capital to fund our operations, or the issuance of equity securities at prices below fair market price;
•	changes in estimates or recommendations by securities analysts, if any cover our securities;
•	litigation;
•	future sales of our ordinary shares;
•	general market conditions;
•	changes in the structure of healthcare payment systems;
•	economic and other external factors or other disasters or crises;
•	period-to-period fluctuations in our financial results; and
•	overall fluctuations in U.S. equity markets.

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

History

We were incorporated under the laws of the State of Israel on March 9, 2000 as Rosetta Genomics Ltd., an Israeli company. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended, or the Companies Law. Our principal executive office is located at 10 Plaut Street, Science Park, Rehovot 76706 Israel, and our telephone number is + 972-73-222-0700. Our wholly owned subsidiary, Rosetta Genomics Inc., which was incorporated in Delaware on April 21, 2005, is located at 3711 Market Street, Suite 740, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 382-9000. Rosetta Genomics Inc. serves as our agent for service of process in the United States. In April 2015, we acquired CynoGen Inc. (d/b/a PersonalizeDx), a Delaware corporation with principal offices located at 25901 Commercentre Drive, Lake Forest, CA 92630. Our web site address is www.rosettagx.com. The information on our web site is not incorporated by reference into this prospectus and should not be considered to be a part of this annual report.

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $273,000 in 2015, $247,000 in 2014, and $626,000 in 2013. Our capital expenditures during 2015, 2014, and 2013 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

B.	BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic tests based on various genomics markers, including DNA, microRNA and protein biomarkers and using various technologies, including, qPCR, microarrays, Next Generation Sequencing (NGS) and Fluorescence In Situ Hybridization (FISH). We have two CLIA-certified, CAP-accredited, laboratories in Philadelphia, PA, and Lake Forest, CA which enable us to commercialize our own diagnostic tests applying our microRNA technology.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers and other diseases. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies:

•	RosettaGX Cancer Origin™ (formerly “miRview® mets[2]”) – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown or uncertain primary (CUP). RosettaGX Cancer Origin™ has replaced miRview® mets as our primary CUP assay.

•	mi-LUNG™ (formerly “Rosetta Lung Cancer Test”) – This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate, or FNA, samples as well as pathology samples, such as small biopsies and resections. This test classifies primary lung cancers into Neuroendocrine vs. non-small cell lung cancer, or NSCLC, and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into small cell lung cancer, or SCLC, vs. carcinoid.

•	mi-KIDNEY™ (formerly “Rosetta Kidney Cancer Test”) – This test is a microRNA-based kidney tumor classification test for pathology samples. This test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma.

•	RosettaGX Reveal™– This is a microRNA-based assay for the diagnosis of indeterminate thyroid fine-needle aspirate, or FNA, samples. The test utilizes routinely prepared FNA smears to diagnose a cytologically indeterminate thyroid nodule as “benign” or “suspicious for malignancy by microRNA”. The test also measures a microRNA biomarker for medullary carcinoma.

We currently have distribution agreements with respect to some of these tests covering Australia, Canada, Greece, India, Israel, New Zealand, Qatar, Romania, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.

In general, we are generating demand for our testing services, primarily RosettaGX Cancer Origin and RosettaGX Reveal through our direct selling effort in the United States and are successfully fulfilling that demand in our lab in Philadelphia, Pennsylvania. We are working with our Vice President of Reimbursement and Managed Care to gain more consistent payment from commercial payors, as well as to secure reimbursement coverage from Medicare. We are increasing our activity to establish policy-level reimbursement, which could improve our ability to receive prompt payment from commercial payors. We announced in May 2012 that the designated Medicare Administrative Contractor, or MAC, for RosettaGX Cancer Origin is covering this test for all Medicare beneficiaries, and we are receiving approved payments for claims submitted.

On April 13, 2015, we acquired CynoGen, Inc., which does business as PersonalizeDx (“CynoGen” or “PersonalizeDx”). PersonalizeDx is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. PersonalizeDx is focused on the detection of genomic changes through FISH technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

PersonalizeDx offers its clients a virtual ‘tech only’ platform in which such clients can collaborate with the company to perform and bill for the ‘professional component’ of FISH molecular testing services for lung, breast, bladder, prostate and hematologic cancers. PersonalizeDx also performs PCR, IHC and histology testing services for its clients in its 30,000 square foot laboratory facility located in Lake Forest, CA. PersonalizeDx was initially founded by Abbott Laboratories and PersonalizeDx performed several clinical trial studies for Abbott and Abbott’s research partners. PersonalizeDx is currently performing testing for one clinical trial for Abbott in bladder cancer. There is no guarantee that PersonalizeDx will be granted additional clinical trial business from Abbott moving forward.

We have entered into an agreement to sell and market products for Admera Health, offering products to oncology physicians that are key call points for our sales force. By entering into this agreement, we believe we could gain additional opportunities to meet with oncologists and discuss new products that may improve the patients’ diagnostic experience.

In addition, we have a number of projects in our diagnostics pipelines including the research and development of product line extensions to, and next generation versions of, our thyroid assay. In addition, we are in the discovery stage for one diagnostic assay.

•	RosettaGX Reveal V2 - We are seeking to develop a second version of RosettaGX Reveal, a microRNA-based assay for the differential diagnosis of indeterminate thyroid FNAs that utilizes routinely prepared FNA smears. This second version will combine RosettaGX Reveal’s current microRNA biomarkers with a panel of DNA-based biomarkers providing prognostic information (e.g. BRAF and TERT mutations). In patients with a malignant nodule, the presence of certain mutations in the BRAF and TERT genes could offer prognostic information and influence the course of treatment. We anticipate that we will launch this assay by the end of 2016.

•	Bladder cancer risk stratification - We are seeking to discover tissue-based microRNA biomarkers for the purpose of developing a new assay for the risk stratification of patients with non-muscle-invasive bladder cancer. We have so far completed and published two studies that demonstrate the role of microRNAs for risk stratification of bladder cancer (Rosenberg et al., 2013 and Segersten et al., 2013). We plan to initiate an additional study this year and expect to launch this new assay in the first quarter of 2018.

In addition, in December 2015, we announced the successful completion of feasibility studies under our collaboration with Biocept, Inc. to evaluate the use of Biocept's patented microfluidic channel technology to extract circulating tumor cells, or CTCs, from blood and our technical expertise and proprietary qRT-PCR platform to characterize microRNAs isolated from those CTCs. We believe that combining current and new microRNA profiles through the use of CTC capture has the potential to expand the role and utility of microRNA signatures in various solid tumor diseases.

MicroRNAs also represent potential targets for the development of novel drugs. We are participating in the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The aim of this consortium is to develop novel technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics or anti-microRNAs for therapeutics. In this consortium we are attempting to: (1) develop novel RNA molecules that contain chemical modifications or conjugations for therapeutic purposes; and (2) develop novel delivery systems for microRNAs that will enable targeted delivery to desired cells. In 2015, the consortium included three companies and three academic groups. The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the OCS.

In the past two years, we participated in the Magneton Project. This two-year project was also supported by the OCS and was conducted in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University). It was aimed at developing a nano-carrier delivery system for microRNA mimetics for the treatment of cancer. In December 2015, we completed this project. Project activity included in vivo studies, pre-clinical toxicity studies and in vivo efficacy studies in an animal model of glioblastoma. The results have shown limited efficacy. The transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law.

The OCS, under special circumstances, may approve the transfer of the know-how developed in these supported projects outside of Israel, provided that the grant recipient pays to the OCS a portion of the sale price paid in consideration for such know-how, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).

As of December 31, 2015, we had received from the OCS total grants of $827,227 for our development under the Rimonim Consortium and $167,230 for our development under the Magneton Project.

The Encouragement of Industrial Research and Development Law, 5744-1984 (R&D law) was amended effective as of January 1, 2016. Pursuant to the amendment, a new National Authority for Technological Innovation will be established and replace the OCS. Pursuant to the amendment, the current restrictions under the R&D Law will be replaced by new arrangements to be determined by the National Authority for Technological Innovation, however, until the National Authority for Technological Innovation is established and the new arrangements are determined, the existing arrangements of the R&D Law shall remain effective. According to the amendment to the R&D Law, the National Authority for Technological Innovation should be established by July 28, 2018, and the new arrangements should be determined no later than one year thereafter.

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

MicroRNAs have been shown to have varying expression levels across various pathological conditions, and thus have significant potential as a class of highly sensitive and tissue specific biomarkers. We have developed a microRNA discovery process and have demonstrated, in a work published by us in Nature Genetic, that the number of human microRNAs is significantly higher than what was previously believed. We have discovered hundreds of biologically validated human microRNAs and dozens of validated viral microRNAs and filed extensive patent applications with claims potentially covering these microRNAs, some of which have been issued.

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

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based and other genomics-based, diagnostic tests. Our key business strategies to achieve this goal are as follows:

•	Leverage our knowledge and experience. We plan to leverage our extensive microRNA and Fluorescence in situ Hybridization, or FISH, know-how and experience to potentially develop additional tissue-based as well as body fluid-based diagnostic tests.
•	Maximize sales of our current commercial tests through geographic partners and our own commercial efforts. We plan to maximize revenues from our current commercial tests via corporate relationships and through our own targeted commercial efforts. To date we have entered into distribution agreements with five distributors, pursuant to which these distributors have the right to commercialize these tests in their territories. Furthermore, during 2015 we expanded our sales force from ten to 12 territory managers and from one to two Regional Managers.
•	Build and maintain a strong intellectual property position. We believe that we were the first commercial enterprise to focus on the emerging field of microRNAs. We also believe we have an early and strong intellectual property position (both patents we own and those we have exclusively, co-exclusively, or non-exclusively licensed) in the area of developing and commercializing microRNA-based diagnostic tests. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences. We have also filed, and intend to continue to file, patent applications that claim our technical platforms and method-of-use for specific diagnostic and therapeutic applications.
•	Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading clinical diagnostic and pharmaceutical companies to further develop and commercialize microRNA-based diagnostics. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attractive to additional collaboration partners.
•	Selectively pursue opportunities to expand our business and enhance our product offerings. We plan to selectively pursue opportunities to acquire, license, or invest in complementary businesses, products, technologies and assets teams that will allow us to expand our portfolio of diagnostic tests and therapeutics, accelerate the pace of our innovation, and expand into additional markets beyond what we can achieve organically.

Our MicroRNA-Based Diagnostic Tests

The Role of MicroRNAs in Diagnostic Products

Ideally, diagnostic tests provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;
•	the exact type of the disease;

•	the severity of the disease;
•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;
•	the monitoring of success of a chosen therapy; or
•	the likelihood of disease recurrence.

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

Our Diagnostic Product Development Process

Our development process for diagnostic products consists of the following important steps:

•	Access to samples. As a prerequisite for the development and clinical validation of diagnostic products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions in Israel, Europe and the United States that provide us high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples relevant to different disease areas such as cancer, cardiovascular indications, women’s health, and neurodegenerative diseases. The sample collections include solid tumor samples and various body fluids such as blood, as well as high quality tissue samples from archival pathology banks. Where relevant, samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.
•	RNA extraction. We utilize both commercial and our proprietary technologies to extract microRNAs from both tissue and body fluid samples.
•	Expression profiling. The identification of microRNA biomarkers requires sensitive and specific measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly, robustly and accurately perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.
•	Analysis. We analyze expression profiles to identify microRNA signatures, which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment, and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our analytical expertise is one of our key advantages.

Current MicroRNA-Based Commercial Tests

We are currently marketing and selling the following diagnostic tests based on our proprietary microRNA technologies:

•	RosettaGX Cancer Origin™ (formerly “miRview® mets[2]”) – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). CUP is a heterogeneous group of cancers that constitutes approximately 3-5% of all cancers with a poor median survival of six to ten months. It is estimated that over 50,000 patients in the United States are diagnosed with CUP each year. A patient is typically diagnosed with CUP only after undergoing a wide range of tests, including various imaging tests such as x-ray, CT, MRI, and PET, which have failed to identify the origin of the cancer. Presently, the choice of treatment for metastatic cancer is largely dependent on the nature of the primary tumor. Patients with CUP pose a therapeutic dilemma and treatment is often empiric with a “one treatment fits all” approach. In the era of rapidly growing effective cytotoxic and targeted therapies for known cancers, quicker and more accurate methods to identify the tissue of origin of CUP cancers would permit the use of these therapies, thereby improving the chances of achieving a response and possibly extending the patient’s survival. RosettaGX Cancer Origin™ is able to identify 49 tumor types that include carcinomas, soft tissue tumors, lymphoma and other malignancies with very high accuracy.

•	RosettaGX Reveal – This is a microRNA-based assay for the diagnosis of indeterminate thyroid fine-needle aspirate, or FNA, samples. The test utilizes routinely prepared FNA smears to diagnose a cytologically indeterminate thyroid nodule as “benign” or “suspicious for malignancy by microRNA”. The test also measures a microRNA biomarker for medullary carcinoma. The test targets patients with a cytologically indeterminate FNA biopsy result estimated to be up to 200,000 people annually in the United States alone. FNA biopsy is the most widely used method for diagnosis of thyroid nodules. FNA biopsy allows a definitive benign or malignant diagnosis of the majority of tumors, however, 10-40% of FNAs are classified as cytologically indeterminate. Most patients with cytologically indeterminate nodules are referred for partial or complete thyroidectomy, though up to 70% of these nodules prove to be benign on final surgical pathology.

•	mi-LUNG (formerly “Rosetta Lung Cancer Test”) - This test is a microRNA-based lung cancer classification test for cytology samples, mainly fine-needle aspirate, or FNA, samples as well as pathology samples, such as small biopsies and resections. The test targets all newly diagnosed lung cancer patients, estimated to be more than 220,000 people annually in the United States alone. The test classifies primary lung cancers into Neuroendocrine vs. NSCLC and then further classifies NSCLC into squamous vs. non-squamous and Neuroendocrine into Small Cell Lung Cancer (SCLC) vs. carcinoid. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor, where the sample can be either a cytology sample or a pathology sample. The assay measures the expression of 8 microRNAs and using that expression accurately identifies the lung cancer subtype.

Lung cancer is the leading cause of cancer-related death in both men and women worldwide and in the United States. It is estimated that in the United States alone, there will be were 221,200 new cases of lung cancer diagnosed in 2015 and that approximately 158,040 people will die of the disease this year.

For patients with lung carcinoma, the accurate determination of tumor type significantly influences treatment decision. In general, SCLC, the main sub-type of Neuroendocrine tumors, is much more responsive to chemotherapy and consequently this comprises the mainstay of treatment. This is in contrast to NSCLC, which is relatively chemoresistant and thus primarily treated with surgical resection for local disease. In addition, the recent emergence of novel biological therapies that effectively target specific cellular alterations now demands the most precise classification possible for non-small cell carcinomas. For example, lung adenocarcinomas are more likely to respond to EGFR tyrosine kinase inhibitors (e.g. erlotinib). Similarly, antibody therapy (bevacizumab) directed against vascular endothelial growth factor (VEGF) is more effective in the treatment of adenocarcinomas. Not only is bevacizumab less effective in treating squamous cell lung cancers, but the squamous phenotype is also associated with much higher rates of life-threatening pulmonary hemorrhage. Thus, the distinction of squamous from non-squamous carcinomas is becoming increasingly important. Current methods for differentiating squamous from non-squamous NSCLC are not standardized, are difficult to reproduce and have an unacceptable level of variability between pathologists and laboratories, as indicated in numerous peer review publications.

•	mi-KIDNEY (formerly “Rosetta Kidney Cancer Test”) - In May 2012 we launched this microRNA-based kidney tumor classification test for pathology samples. This test targets newly diagnosed kidney tumor patients, estimated to be 61,560 people in the United States in 2015. Renal cancers account for more than 3% of adult malignancies and cause more than 14,000 deaths per year in the United States. The test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma. These histological subtypes vary in their clinical course and their prognosis, and different clinical strategies have been developed for their management. In some of the kidney tumor cases it is difficult for the pathologist to distinguish between tumor types on the basis of morphology. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor. The assay uses the expression of 24 microRNAs to accurately identify the kidney tumor subtype.

We currently have agreements for distribution of certain of our microRNA-based diagnostic tests in Australia, Greece, Israel, New Zealand, Qatar, Romania, Saudi Arabia, Singapore, Turkey and the United Arab Emirates. All of these distribution agreements call for samples to be sent to our CLIA-certified, CAP-accredited, laboratory in Philadelphia, Pennsylvania for analysis.

Our Long-Term MicroRNA-Based Diagnostic Test Pipeline

We are currently working on the development of the following diagnostic tests, based on microRNAs

•	RosettaGX Reveal V2 - We are seeking to develop a second version of RosettaGX Reveal, a microRNA-based assay for the differential diagnosis of indeterminate thyroid FNAs that utilizes routinely prepared FNA smears. This second version will combine RosettaGx Reveal’s current microRNA biomarkers with a panel of DNA-based biomarkers providing prognostic information (e.g. BRAF and TERT mutations). Four to seven percent of the general population develops nodules in the thyroid that can be felt on examination though fewer than 10% are malignant. An FNA to obtain tissue for analysis is the standard technique for detecting cancer. Interpretation of FNA samples is not always straightforward, leading to an indeterminate result in up to 30% of the samples. Currently, many patients with indeterminate results are sent to surgery as a precaution, though the majority are benign, exposing patients to unnecessary surgical risk and costing the system hundreds of millions of dollars. In patients with a malignant nodule, the presence of certain mutations in the BRAF and TERT genes could offer prognostic information and influence the course of treatment. We anticipating launching this assay by the end of 2016.

•	Bladder cancer risk stratification- We are seeking to discover tissue-based microRNA biomarkers for the purpose of developing a new assay for the risk stratification of patients with non-muscle-invasive bladder cancer. An estimated 74,000 new cases of bladder cancer are expected to occur in 2015 in the United States. At diagnosis, 70-80% of bladder tumors are non-muscle invasive, of which 50-80% will have one or several recurrences and 15-25% will progress to invasive tumors. Recurrence and progression prediction is currently based on clinical and pathological factors including tumor grade and stage and presence of concomitant carcinoma in situ (CIS). Since follow-up and treatment regimens depend on prognosis, there is a need for accurate stratification of these patients. The assay we are seeking to develop has the potential to influence clinical management in a cost effective manner, by refining risk stratification and guiding therapy. We have so far completed and published two studies that demonstrate the role of microRNAs for risk stratification of bladder cancer (Rosenberg et al., 2013 and Segersten et al., 2013). We plan to initiate an additional study this year and expect to launch this new assay by the first quarter of 2018.

In addition, in December 2015, we announced the successful completion of feasibility studies under our collaboration with Biocept, Inc. to evaluate the use of Biocept's patented microfluidic channel technology to extract circulating tumor cells, or CTCs, from blood and our technical expertise and proprietary qRT-PCR platform to characterize microRNAs isolated from those CTCs. In the next phase of the collaboration, we and Biocept will test for markers currently offered by us, as well as pursue new markers. This joint proof-of-concept study will initially seek to determine whether lung cancer CTCs provide microRNA signatures similar to those from tissue biopsy as previously demonstrated by us and in clinical use today. Biocept’s technology may allow for the study of tumor cells from a simple blood draw starting with the point-of-diagnosis and continuing throughout treatment. This has potential to provide valuable insights when a patient's disease progresses while on therapy due to emerging resistance, thus allowing the clinician to plot the optimal next course of treatment. MicroRNA analysis can provide unique insight into the biomarker profiles of these cells. We believe that combining current and new microRNA profiles through the use of CTC capture has the potential to expand the role and utility of microRNA signatures in various solid tumor diseases.

Our PersonalizeDx Business

PersonalizeDx is a CAP-accredited, CLIA-certified commercial laboratory that performs testing services on three primary platforms: FISH, PCR and IHC. FISH and PCR are considered molecular tests that query specific chromosomes regions and genes in order to provide diagnostic, prognostic and predictive information to clients in order to assist with patient treatment decisions. The majority of the company’s test volume and revenues are derived from the following tests in bladder, prostate and lung cancers:

•	UroVysion® - UroVysion is a urine-based FISH assay intended for use in conjunction with and not in lieu of current standard diagnostic procedures, as an aid for initial diagnosis of bladder carcinoma in patients with hematuria and subsequent monitoring for tumor recurrence in patients previously diagnosed with bladder cancer. UroVysion was the first test launched by CynoGen/PersonalizeDx in 2009 and remains a top volume and revenue producer for the company. UroVysion is currently a covered service by Medicare and the majority of private third party payers for the FDA approved clinical indications. PersonalizeDx provides a ‘tech only’ service option for UroVysion that allows Pathologists throughout the United States to partner with the lab through its ‘virtual’ portal.

•	ERG/PTEN - ERG and PTEN are FISH-based prognostic tests in prostate cancer that help urologists with the important decision point of whether or not to initiate surgery with their lower risk prostate cancer patients. ERG and PTEN have both been proven to be key biomarkers in the progression of prostate cancer, and abnormal results specific to these genes may indicate the need for more aggressive treatment. ERG and PTEN testing is performed on the same tumor tissue that is taken from the patient’s initial core needle biopsy procedure. PersonalizeDx also offers a ‘tech only, virtual’ service for ERG and PTEN testing.

•	ALK/ROS1 - ALK and ROS1 are FISH-based predictive tests indicated for patients that are diagnosed with late stage lung cancer. Patients that test positive for either ALK or ROS1 rearrangements are considered candidates for ALK-inhibitor therapy such as XALKORI® (crizotinib). Both ALK and ROS1 are listed in the FDA label for such therapy, and these tests have been recommended for routine testing by the National Comprehensive Cancer Institute’s (NCCN) guidelines. Again, PersonalizeDx offers its ‘tech only’ platform for ALK/ROS1 testing to its clients.

•	PCR Gene Mutation Analysis - PersonalizeDx has launched several PCR-based tests for bladder, lung, colon and melanoma patients since 2014. FGFR3, EGFR, KRAS, BRAF and NRAS are additional assays that support the core test offerings in urological disease and solid tumor analysis, and allow for an expanded breadth of testing services which may attract new customers that demand a more complete offering.

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

Our therapeutic pipeline consists of the following projects:

•	Rimonim Consortium- In January 2011, we joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist at the Ministry of Economy of the State of Israel, or the OCS. The aim of the consortium is to develop novel technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics or anti-microRNAs for therapeutics. As a member of the consortium, we are entitled to certain grants to support our research and development activities. Under the terms applicable to members of the consortium, so long as we continue to meet the criteria for receiving these grants, which criteria include the payment by us of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then we are not required to repay the grants. If we cease to meet these and other criteria, then the grant amounts for the year in which we ceased to meet the criteria become immediately due and payable to OCS. As of December 31, 2015, we had received total grants of $827,227 from the OCS for our development within the consortium and continued to meet the criteria to receive grants such that we are not obligated to repay those funds. The vision of the consortium is to develop new advanced technologies that are expected to help in solving some of the key problems and deficiencies that the industry is facing in developing RNAi-based therapeutics and create a significant RNAi-based industry in Israel by using breakthrough technologies and producing RNAi therapeutics and a range of additional products (diagnostics, chemical and biological services). Since discovery, the development of RNAi as first, a powerful research tool and, more recently, as a promising therapeutic approach, has occurred very rapidly. The ability to specifically silence virtually every gene including previously non-druggable (non-amenable for development of small molecule inhibitors) targets has made RNAi-based therapeutics a very attractive approach for treating diseases in many therapeutic areas.

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

In 2015, the consortium included three companies and three academic groups. Members of the consortium are established representatives of the industry and academia in Israel that will share their expertise and experience in various fields of the technological challenges: biology, toxicology, physical and structural chemistry, formulation, and others, to establish a meaningful scientific/technological basis for what has the potential to be one of the most promising technical breakthroughs in biological research in the last decade.

The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the OCS.

•	Magneton Project – In the past two years, we participated in the Magneton Project. This two-year project was also supported by the OCS and is conducted in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University). It was aimed at developing a nano-carrier delivery system for microRNA mimetics for the treatment of cancer. In December 2015, we completed this project. As of December 31, 2015, we had received $167,230 for our development under the Magneton Project. Project activity included in vivo studies, pre-clinical toxicity studies and in vivo efficacy studies in an animal model of glioblastoma. The results have shown limited efficacy. The transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law.

The OCS, under special circumstances, may approve the transfer of the know-how developed in these supported projects outside of Israel, provided that the grant recipient pays to the OCS a portion of the sale price paid in consideration for such know-how, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).

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

As of March 1, 2016, our patent portfolio included a total of 44 issued U.S. patents, two issued Australian patents, two issued European patents, both validated in UK, Germany and France, two issued Israeli patents, one issued Japanese patent, 42 pending patent applications worldwide, consisting of 22 U.S. patent applications, two of which received notice of allowance, six applications that are pending in Europe, one of which received a notice of allowance, three applications pending in Israel, one application pending in Japan, two applications pending in Canada, three applications pending in China, two applications pending in Brazil, one application pending in Korea, and two PCT applications. Of these patent applications, 37 relate to human microRNAs and their uses, three claim viral microRNAs and their uses, and two contain claims related to our discovery process. Twenty-four applications contain claims directed to microRNA-based diagnostics in Heart Failure, Alzheimer’s disease, Cancer of Unknown Origin (CUP), thyroid, lung, mesothelioma and other cancers; and 9 contain claims directed to microRNA-based therapeutics. The issued patents expire between 2022 and 2031. To date, patent protection related to numerous human genes has been obtained in the United States and elsewhere. Although recent rulings from the U.S. Supreme Court, as well as guidelines recently issued by the USPTO expanding these, have caused uncertainty relating to the patentability of naturally occurring nucleic acid sequences, our patents and pending applications include claims to non-naturally occurring derivatives of microRNAs, which we believe are patentable under U.S. and foreign patent laws. For additional information, see “Item 3. Key Information—D. Risk Factors— If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics will be harmed.” for a description of recent U.S. case law that could affect the patentability of genes and genetic material.

In order to obtain maximum patent protection for composition of matter of microRNAs in the U.S. and foreign jurisdictions, our patent applications:

•	provide for utility, function and disease targets for each microRNA sequence; and
•	claim specific microRNA sequences, having modified nucleotides.
•	We believe this approach avoids common mistakes made by others in the past with respect to attempts to patent genes and, if patents are issued, will make it more difficult for competitors to design around our patents.

Our intellectual property strategy is closely coordinated with our research and development plan and we have an ongoing three-tier approach to obtaining patent protection, which is illustrated and described below:

First Tier: Composition-of-Matter Patent applications on Biologically Validated MicroRNAs

We have filed a first tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, the microRNAs, claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. Our patent portfolio includes 32 issued patents and seven patent applications with composition-of-matter claims.

Second Tier: Technologies to detect MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for our proprietary discovery process technologies for microRNA detection, including qRT-PCR methods, microarray, in-situ hybridization and extraction methods from all body fluids. Our patent portfolio includes one issued patent and two patent applications related to discovery process technologies.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. This tier of patent applications includes applications which we have filed ourselves and those that we have filed jointly with academic, medical and commercial partners with whom we collaborate. Our patent portfolio includes 33 patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $424,462 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $261,208 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. We face competition for our micro-RNA-based test and products from non-microRNA-based competing tests and products from companies such as Cancer Genetics, Inc., Biotheranostics, Inc., Foundation Medicine and Veracyte, Inc. that have developed or are developing diagnostic tests based on other non-microRNA technologies, and we also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Alnylam Pharmaceuticals, Inc., Asuragen Inc., HTG Molecular Diagnostics Inc., Interpace Diagnostics, Exiqon A/S, Life Technologies Corporation, Isis Pharmaceuticals, Mirna Therapeutics, Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics and others. We are also aware of several other companies that provide tests and services that are competitive with those provided by our recently acquired PersonalizeDx business, including Cancer Genetics, NeoGenomics, Miraca, Bostwick and Healthtronics

We believe the key competitive factors affecting the commercial success of our potential tests and products will be:

•	the safety and effectiveness of our products;
•	the timing and scope of regulatory approvals, if required, for these tests and products;
•	the availability and cost of manufacturing, marketing and sales capabilities;
•	providing economic healthcare benefits, by either possibly directing better clinical treatment, or potentially reducing unnecessary surgical procedures;
•	reimbursement coverage; and
•	patent position.

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

In addition to CLIA certification, laboratories offering clinical testing services are required to hold certain other federal, state and local licenses, certifications and permits. A clinical laboratory may be licensed by the state in which it is located, but not all states require licensure. California and Pennsylvania require state licensure, and our laboratories located in those states each hold the appropriate state license. In addition, some states (California, Florida, Maryland, New York, Pennsylvania, and Rhode Island) require any clinical laboratory that analyzes samples taken from residents of or physicians located in that state to also be licensed by it. Many CLIA-certified laboratories also seek accreditation by the College of American Pathologists, or CAP, and licensure by states that require that state specific licensure for a laboratory that intends to test clinical samples from residents of that state. The CAP Laboratory Accreditation Program is an internationally recognized program that utilizes teams of practicing laboratory professionals as inspectors, and accreditation by CAP can be used to meet the CLIA requirements.

Food and Drug Administration

Laboratory Developed Tests

Although the FDA has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it generally exercised enforcement discretion in not otherwise regulating most tests designed, manufactured and used within the high complexity CLIA-certified laboratory at which the test was performed. These tests are known as LDTs. After many years of promising that it would be providing guidance on the regulation of LDTs, the FDA provided notice to Congress on July 31, 2014, that it intended to issue a draft guidance document entitled, “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)” and an accompanying draft guidance document entitled, “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs).” The notice included the anticipated details of the draft guidance documents (“Draft Guidance”). In the Draft Guidance, the FDA describes its proposed regulatory framework as a phased-in risk-based approach to the regulation of LDTs in a manner that is consistent with the FDA’s current regulation of in vitro diagnostics, or IVDs. This means that new LDTs or currently available LDTs could be subject to requirements for premarket review of higher-risk LDTs that have the same intended uses as IVDs that were (i) cleared for marketing by the FDA under section 510(k) of the Food, Drug and Cosmetic Act, or (ii) approved for marketing after submission, review and FDA approval of a premarket approval application, or PMA.

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

HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive United States protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearing houses, and healthcare providers which conduct certain healthcare transactions electronically. Covered Entities must have in place administrative, physical, and technical safeguards to guard against the misuse of protected health information. Specifically, Title II of HIPAA, the administrative Simplification Act, contains four provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of data content, codes and formats used in healthcare transactions. The privacy regulations protect identifiable health information or “protected health information” by limiting its use and release and giving patients the right to access and amend their protected health information. The HIPAA security standards require the adoption of administrative, physical and technical safeguards and the adoption of written security policies and procedures. Additionally, some state laws impose privacy protections more stringent than HIPAA and many impose security standards and breach notification requirements that apply in addition to HIPAA. Most of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are Covered Entities that must comply with HIPAA standards, such as obtaining proper authorization and consent from their patients for the subsequent use of those samples and associated clinical information. We are a Covered Entity to the extent that our U.S. operations involve standard transactions conducted electronically (such as billing) in connection with clinical testing. Accordingly, we have implemented privacy and security policies and procedures consistent with HIPAA standards and taken other steps to comply.

In 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009. Final HITECH regulations were published in January, 2013. HITECH amends HIPAA and, among other things, creates significant new regulatory compliance obligations for “business associates” or organizations that provide services to Covered Entities involving the use or disclosure of protected health information and downstream entities providing services to business associates. Additionally, HITECH expands and strengthens HIPAA enforcement, imposes new penalties for noncompliance and establishes new breach notification requirements for Covered Entities and business associates. Under HITECH’s new breach notification requirements, Covered Entities must, as soon as possible but not later than 60 days following discovery, notify each individual whose information has been or is reasonably believed to have been, accessed, acquired or disclosed as a result of a breach. Covered Entities must also report breaches to the U.S. Department of Health and Human Services, or HHS, and in some cases, publish information about the breach in local or prominent media outlets. Consequently, it is important that breaches of PHI are promptly detected and reported within the company, so that we can make all required notifications. Most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes an individual’s name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results, and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. State privacy and data security laws generally overlap and apply simultaneously with HIPAA. In the event of a data breach affecting individuals from more than one state, we must comply with all relevant state notification requirements as well as HIPAA and are subject to enforcement by all relevant state and federal authorities as well as fines and penalties imposed by each state.

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

Our activities must also comply with other applicable privacy laws. For example, there are international privacy laws that impose restrictions on the access, use, and disclosure of health and other personal information. Non-U.S. privacy protection requirements, such as the European Union’s Data Protection Directive governing the processing of personal data, may be stricter than U.S. law and violations could result in claims for damages, fines, or orders to stop or change the processing of the personal data. The European Union’s final draft General Data Protection Regulation, which is likely to be formally adopted, imposes extensive new legal obligations and substantially increases the risk of fines, with upper limits based on a corporate group’s global turnover. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue samples and associated patient information or to conduct clinical testing could significantly impact our business and our future business plans.

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

Although the federal Anti-Kickback Statute applies only to federal health care programs, a number of states in which we operate have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a state or federal health care program but also by other payors, including commercial insurance companies.

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

The OIG also has authority to bring administrative actions to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal health care programs. The federal Civil Monetary Penalties Law, or the CMP Law, prohibits, among other things (1) the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal health care program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The penalties for violating the CMP Law include exclusion, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

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

Reimbursement

United States

Recent and future changes to policies and pricing from the MolDx molecular diagnostics program utilized by Noridian Healthcare Solutions, our Medicare Administrative Carrier, could have positive or negative effects on our Medicare billing. This relates primarily to our high complexity laboratory in Lake Forest, California which is under Noridian and MolDx jurisdiction. MolDx changes to FISH coding and reimbursement over the past 3 years is indicative of the MolDx impact. In 2013, MolDx revised FISH reimbursement in an attempt to reduce overutilization causing substantive losses for many laboratories. In 2016, MolDx revised pricing for FISH upward after implementing better utilization controls in the form of revised code and billing guidance.

In the United States, payments for diagnostic tests come from several sources, including third party payors such as insurance companies and health maintenance organizations; government health programs such as Medicare and Medicaid; patients; and, in certain circumstances, hospitals or referring laboratories (who then bill health third-party payors for testing).

Reimbursement of our tests by third-party payors is essential to our commercial success. Where there is a payor coverage policy, contract, or agreement in place, we bill the third party payor, the hospital, or referring laboratory as well as the patient (for deductibles and coinsurance or copayments, where applicable) in accordance with established policy, contract, or agreement terms. Where there is no payor policy in place, we pursue third party reimbursement on behalf of each patient on a case-by-case basis. Our efforts on behalf of these patients take a substantial amount of time and expense, and bills may not be paid for many months, if at all. Furthermore, if a third party payor denies coverage after final appeal, it may take a substantial amount of time to collect from the patient, if we are able to collect at all.

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

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. Private third-party payors may negotiate contractual rates with participating providers, set rates as a percentage of the billed charge, or pay a set amount based on a fee schedule.  Payment for diagnostic tests furnished to Medicare Part B beneficiaries is made based on the Clinical Laboratory Fee Schedule, or CLFS, under which a payment amount is assigned to each covered CPT code. Payment for a clinical laboratory test is based on the lesser of the actual charge, the local fee, or the National Limitation Amount (NLA).  The law technically requires local fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates in certain years. For calendar year 2016, the NLA is 74% of the median of all local contractor fee schedule amounts for tests for which NLAs were established before January 1, 2001, and 100% for tests for which NLAs were first established on or after January 1, 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

The Protecting Access to Medicare Act of 2014, or PAMA, which was signed into law on April 1, 2014, significantly altered the current payment methodology for clinical diagnostic laboratory services covered by the Medicare Part B program and paid according to the CLFS. Under PAMA, applicable laboratories must report rates paid by private payors (i.e., health insurance issuers, group health plans, Medicare Advantage plans, and Medicaid managed care organizations) for each clinical diagnostic laboratory test (CDLT) that it furnished during the data collection period.  The reported data must include payment rates (reflecting all discounts, rebates, coupons and other price concessions), Healthcare Common Procedure Coding System codes, and the volume of tests associated with each rate. The CLFS payment rate for each CDLT (with some exceptions) will be equal to the weighted median, as calculated based on the data submitted by applicable laboratories.  Every three years new data will be submitted, and new rates for CDLTs will be established based on that data.  Significant reductions in reimbursement would be phased in over time.  CMS would limit the maximum reimbursement reduction for a particular CDLT to no more than 10% each year in 2017 through 2019 and no more than 15% each year in 2020 through 2022.   PAMA required publication of a final rule by June 15, 2015, submission of initial payment data on January 1, 2016, and implementation of new CLFS payment rates as of January 1, 2017. CMS did not publish a proposed rule until October 1, 2015, and has yet to issue a final rule. Whether CMS will implement new payment rates as of January 1, 2017, as required by PAMA, is therefore unknown at this time.

Although CMS has not yet finalized regulations to implement PAMA, we believe some of our tests would be considered “advanced diagnostic laboratory tests,” or ADLTs, rather than CDLTs. For existing ADLTs, new data will be submitted and new rates will be established based on that data annually. The initial payment rate (for a period not to exceed nine months) for a new ADLT will be set at the “actual list charge” for the test as reported by the laboratory. Insofar as the actual list charge substantially exceeds private payer rates (by more than 30%), CMS will have the ability to recoup excess payments made during the initial nine-month payment period.

Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare Part A’s Inpatient Prospective Payment System. Further, in 2014, CMS began to bundle payment for clinical laboratory tests together with other services performed during hospital outpatient visits under the Hospital Outpatient Prospective Payment System. While CMS exempted molecular diagnostic tests from this packaging provision, it is possible that CMS could propose to bundle payment for such tests in the future. Our tests are generally not paid in the hospital outpatient setting, and insofar as they are paid in that setting they likely would be considered molecular tests if billed under specific procedure codes, but it is possible that payment for our tests could be bundled if furnished in a hospital outpatient setting in the future.

Under current Medicare billing rules, the bundled payment for inpatient services includes clinical laboratory testing performed for a Medicare beneficiary who was a hospital inpatient at the time the tumor tissue sample was obtained and whose testing was ordered less than 14 days after discharge. Medicare billing rules also require hospitals to bill for our testing if it is ordered for a hospital outpatient under the same circumstances. Accordingly, we must bill hospitals for such testing.

On several occasions Congress has considered various cost reduction alternatives, including imposing a 20% co-insurance amount on clinical laboratory services (which would require beneficiaries to pay a portion of the cost of their clinical laboratory testing). Although these changes have not been enacted at this time, Congress could decide to impose these or other fee reductions or taxes at some point in the future. If so, these additional coinsurance payments for our tests could be difficult to collect and any new fee reductions or taxes would impact our revenues.

Finally, State Medicaid agencies may assign a reimbursement rate equal to or less than the prevailing Medicare rate, often times determined by state law (e.g., a percentage of the Medicare reimbursement rate).

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

C. ORGANIZATIONAL STRUCTURE

Rosetta Genomics Ltd. is organized under the laws of the State of Israel and has a direct wholly owned subsidiary, Rosetta Genomics Inc., which is a Delaware corporation. Rosetta Genomics Ltd. also has two indirect wholly owned subsidiaries, Minuet Diagnostics, Inc., a Delaware corporation (which is wholly owned by Rosetta Genomics Inc.), and CynoGen, Inc., a Delaware corporation (which is wholly owned by Minuet Diagnostics, Inc.).

D. PROPERTY, PLANTS AND EQUIPMENT

We currently rent approximately 6,437 square feet of office and laboratory space in Rehovot, Israel, under a lease that expires in October 2017. Our wholly-owned subsidiary, Rosetta Genomics Inc., rents approximately 3,651 square feet of office space in Princeton, New Jersey under a lease that expires in September 30, 2018. The Princeton, New Jersey premises have been sub-leased under an agreement that expires on September 29, 2018. In addition, Rosetta Genomics, Inc., rents approximately 7,349 square feet of laboratory space in Philadelphia, Pennsylvania under a lease that expires in December 2018. Rosetta Genomics, Inc.’s wholly-owned subsidiary, Cynogen, Inc., rents approximately 28,700 square feet of laboratory and office space in Lake Forest, California under a lease that expires in November 2018. If our business grows we may need additional space, but expect that alternate facilities will be available on reasonable terms as and when needed.

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

Since our inception in March 2000, we have generated significant losses. As of December 31, 2015, we had an accumulated deficit of $140 million. We funded our operations through December 31, 2015 primarily through proceeds received from the sale of equity securities to investors:

•	On March 22, 2013, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2013 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which we could offer and sell, from time to time through Cantor, our ordinary shares. We terminated the 2013 Cantor Sales Agreement on October 13, 2014. Between March 22, 2013 and October 13, 2014, we sold through the 2013 Cantor Sales Agreement an aggregate of 2,532,090 of our ordinary shares and received gross proceeds of $10.1 million, including 1,234,207 ordinary shares sold in 2014 for gross proceeds of $5.1 million.

•	On February 18, 2015, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement” and, collectively with the 2013 Cantor Sales Agreement, the “Cantor Sales Agreements”) with Cantor and filed a prospectus supplement with the SEC relating to the sale, from time to time through Cantor, of up to $14.4 million of our ordinary shares. Between February 18, 2015, and the time of the filing of this Annual Report on Form 20-F, we sold through the 2015 Cantor Sales Agreement an aggregate of 2,424,358 of our ordinary shares, and received gross proceeds of $10.5 million.

Sales of our ordinary shares under the Cantor Sales Agreements are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

•	On October 13, 2015, we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which we agreed to sell securities to various accredited investors (the "Purchasers") in a private placement transaction (the "Private Placement"). The Private Placement closed on October 16, 2015 (the "Closing Date").

Under the terms of the Private Placement, we issued an aggregate of 3,333,333 units and at a purchase price of $2.40 per unit for gross proceeds of approximately $8 million, Each unit consisted of (i) one ordinary share (collectively, the "Shares"), (ii) a Series A Warrant to purchase one-half of an ordinary share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded Series B Warrant (collectively and together with the Series A Warrants, the "Warrants"). The Series B Warrants had an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share. The Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 2,666,667 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of the Resale Registration Statement registering the shares sold in the Private Placement. The Series A Warrant exercise price has been adjusted to $1.646 per share, and all of the Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 2,666,489 of our ordinary shares.

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

Research and development expenses represented 17%, 14% and 13% of our total operating expenses for the years ended December 31, 2015, 2014 and 2013, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $2,956,000 in research and development expenses for the year ended December 31, 2015 included payroll and related expenses, research materials and related expenses, and sample acquisition costs.

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

On April 13, 2015, we acquired CynoGen, Inc. (“CynoGen” or “PersonalizeDx”) from Prelude Corporation, a Fjord Ventures portfolio company. The purchase price included $2.1 million in cash, 500,000 of our ordinary shares and the provision of certain assets and services to Prelude Corporation. On July 22, 2015, we issued an additional 120,000 of our ordinary shares in lieu of services that were to be provided to an affiliate of PersonalizeDx. PersonalizeDx is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. PersonalizeDx is focused on the detection of genomic changes through FISH technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

Financial Operations Overview

Revenues

Revenues from continuing operations consist of revenues from sales of our diagnostic tests processed in either our laboratory in Philadelphia, Pennsylvania or in our laboratory in Lake Forest, California. Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues in 2009. We have generated revenues from continuing operations for the years ended December 31, 2015, 2014, and 2013, in the amounts of $8.3 million, $1.3 million and $405,000, respectively.

Cost of Revenues

Cost of revenues related to our products consist primarily of salaries and employee benefits of our lab personnel as well as material costs and costs related to rent and maintenance of our lab in Philadelphia and Lake Forest.

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

We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples and expect we will continue such studies in 2016. As a result, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are expensed as incurred.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses as well as expenses related to advertising, marketing campaigns, and our commercialization. As we continue to market our own products as well as explore new collaborations to develop and commercialize diagnostic and therapeutic products, we anticipate that these expenses will increase.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, patent expenses, professional fees and expenses related to general corporate activities. We anticipate that general and administrative expenses will continue to grow in 2016 due to the continued growth and activities of our business.

Financial Expenses (Income)

Financial expenses for the year ended December 31, 2015, consisted primarily of revaluation of warrants related to share purchase agreements, partially offset by interest from bank deposits and foreign currency adjustment gains.

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

We apply ASC 820, “Fair Value Measurements and Disclosures”. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

Revenue Recognition

The Company generates its revenues mainly from diagnosing patient tissue received from private patients or third-party distributors. The Company performs the diagnostic testing in its labs in the U.S. Additionally, the Company generates revenues from research and development services provided to, and licensing agreement with, third parties.

Revenues from sales of our diagnostic services are recognized in accordance with ASC 605, "Revenue Recognition", when (1) persuasive evidence of an agreement exists, (2) delivery of the test result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied upon receiving a test requisition form which is evidence of medical necessity of the test ordered for the patients in order to bill the various relevant payers. Criterion (2) is satisfied when we perform the test and deliver a report to the physician, or make the patient report available to the patient. Determinations of criteria (3) and (4) are based on our judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. We assess whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

Our specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. We report revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. We report revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as a contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection data which is readily available and reliable of each payer or payer group, as appropriate, and used for estimating the amount of reduction in gross revenues. We regularly review our historical collection experience for non-contracted payers and adjusts our expected revenues for current and subsequent periods accordingly.

Revenues from licensed technology are recorded in accordance with the contract terms, when revenues can be reliably measured and collection of the funds is reasonably assured.

The additional potential milestones payments and royalties will be recognized upon the achievement of future events by Mirna, in accordance with ASC 450-30-25, "Gain Contingencies". As of December 31, 2015, no milestones were achieved, or royalty payments were made, by Mirna.

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, "Revenue recognition", when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

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

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on future expected forfeitures, that approximately 90% of our options will actually vest, and therefore have applied an annual forfeiture rate of 10% to all options that are not vested as of December 31, 2015. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for stock-option awards and value restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price of our stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2015 and 2014 was 123% and 120%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of our options. We determined the expected life of the options based on realized historical share price volatility of our share, average of vesting, and the contractual term of the options.

We apply ASC 718 and ASC 505-50 “Equity-Based Payments to Non-Employees”, with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2015, 2014, and 2013 may not be indicative of future compensation charges.

A.  OPERATING RESULTS

Years Ended December 31, 2015 and 2014 - Continuing Operations

Revenues. In the years ended December 31, 2015 and December 31, 2014, we recognized $8.3 million and $1.3 million, respectively, as revenues from continuing operations. This increase resulted primarily from our acquisition of PersonalizeDx in April 2015.

Cost of revenues. Cost of revenues were $6.3 million for the year ended December 31, 2015, including $37,000 of non-cash stock-based compensation, compared to $1.3 million for the year ended December 31, 2014, which included $34,000 of non-cash stock-based compensation. This increase resulted primarily from the additional volume generated by the acquired PersonalizeDx business.

Research and development expense, net. Research and development expenses were $2.9 million for the year ended December 31, 2015, including $100,000 of non-cash stock-based compensation, compared to $1.9 million for the year ended December 31, 2014, including $73,000 of non-cash stock-based compensation. Research and development expenses for the year ended December 31, 2015 increased as we invested in launching our new thyroid assay, RosettaGX RevealTM, in late 2015.

Royalty bearing grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS, for funding approved research and development projects are presented as a reduction from the research and development expenses. We recognized grants in an amount of $197,000 and $292,000, for the years ended December 31, 2015 and 2014, respectively.

Marketing and business development expenses. Marketing and business development expenses were $7.3 million for the year ended December 31, 2015, including $281,000 of non-cash stock-based compensation, as compared to $6.8 million for the year ended December 31, 2014, including $226,000 of non-cash stock-based compensation. This increase resulted primarily from increased commercial activities, as a result of the acquisition of the PersonalizeDx business.

General and administrative expenses. General and administrative expenses were $7.6 million for the year ended December 31, 2015, including $598,000 of non-cash stock-based compensation, as compared to $5.5 million for the year ended December 31, 2014, including $590,000 of non-cash stock-based compensation. This increase is a result of increased corporate activities due to the acquisition of the PersonalizeDx business.

Financial expenses (income), net. Net financial expense was $1.6 million for the year ended December 31, 2015, as compared to a net financial expense of $259,000 for the year ended December 31, 2014.  Financial expenses for 2015 consisted primarily of revaluation of warrants, interest from bank deposits and foreign currency adjustment losses. Financial expenses for 2014 primarily consisted primarily of interest from bank deposits and foreign currency adjustment losses.

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

Years Ended December 31, 2015, 2014 and 2013 - Discontinuing Operations

According to ASC 360, “Property, Plant, and Equipment” / ASC 205, “Presentation of Financial Statements” when a component of an entity, as defined in ASC 360, has been disposed of, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the company's consolidated operations and the company will no longer have any significant continuing involvement in the operations of the component.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2015, we had an accumulated deficit of $140.3 million. We have funded our operations primarily through the proceeds from the sales of our equity securities. As of December 31, 2015, we had cash, cash equivalents and short-term bank deposit of $13.5 million, compared to $15.6 million as of December 31, 2014.

The aggregate gross amount of equity capital that was raised during 2015 was $18.5 million, and consisted of:

•	On February 18, 2015, we entered into the 2015 Cantor Sales Agreement with Cantor and filed a prospectus supplement with the SEC relating to the sale, from time to time through Cantor, of up to $14.4 million of our ordinary shares. Between February 18, 2015, and the time of the filing of this Annual Report on Form 20-F, we sold through the 2015 Cantor Sales Agreement an aggregate of 2,424,358 of our ordinary shares, and received gross proceeds of $10.5 million. Sales of our ordinary shares under the Cantor Sales Agreements are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

•	On October 16, 2015, we closed the Private Placement. Under the terms of the Private Placement, we issued an aggregate of 3,333,333 units at a purchase price of $2.40 per unit for gross proceeds of approximately $8 million. Each unit consisted of (i) one ordinary share, (ii) a Series A Warrant to purchase one-half of an ordinary share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded Series B Warrant. The Series B Warrants had an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share. The Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 2,666,667 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the Private Placement for resale. The Series A Warrant exercise price has been adjusted to $1.646 per share, and all of the Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 2,666,489 of our ordinary shares.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities from continuing operations was $16.9 million in 2015, compared to $13.6 million in 2014, and $11.2 million in 2013. These amounts were used to fund our commercial, corporate, and R&D activities for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities. Net cash provided by (used in) operating activities from discontinued operations for the years ended 2015, 2014 and 2013 were $0, $0 and $625,000, respectively.

Net cash provided by (used in) investing activities. Net cash used in investing activities from continuing operations was $4.1 million in 2015, compared to $258,000 in 2014 and $8.2 million in 2013. Net cash provided by investing activities during 2015 primarily relates to bank deposits and restricted cash. Net cash used in investing activities during 2014 primarily relates to the purchase of property and equipment. Net cash used in investing activities during 2013 primarily relates to deposit of bank.

Net cash provided by financing activities. Net cash provided by financing activities from continuing operations was $17.3 million in 2015, compared to $5.0 million in 2014 and $4.7 million in 2013. In 2015, 2014 and 2013, net cash provided by financing activities consisted primarily of proceeds from the issuance of shares and warrants. Net cash provided by financing activities from discontinued operations in 2015, 2014 and 2013 was $0.

Funding Requirements

We expect to incur continuing and increasing losses from operations for at least the next several years. In particular, we expect to incur significant marketing and business development expenses, research and development expenses, and general and administrative expenses in the future as we expand our operations and product development efforts and continue operating as a public company. We believe that our existing cash, together with our existing operating plan, which includes a cost-reduction plan should we be unable to raise sufficient additional capital, are sufficient for us to meet our obligations as they come due at least for a period of twelve months from the date of this filing. However, our funding requirements may change and will depend upon numerous factors, including but not limited to:

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

We will likely require substantial additional funding and expect to augment our cash balance through financing transactions, including the issuance of debt or equity securities and further strategic collaborations. We plan to file a new shelf registration statement on Form F-3 with the SEC for the issuance of ordinary shares, various series of debt securities and/or warrants to purchase any such securities, either individually or in units, with a total value of up to $75 million, from time to time at prices and on terms to be determined at the time of such offering. The U.S. dollar value of our securities that we could issue under such new shelf registration statement will be subject to limitations imposed by the SEC for companies with a public float of less than $75 million. If we need additional funding, there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are needed and not available, we may be required to:

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

Our research and development expenditures were $2.9 million, $1.9 million and $1.7 million in the years ended December 31, 2015, 2014 and 2013, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D.	TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2015. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

(In thousands)	Total	2016	2017	2018	2019	2020	Thereafter
Operating and capital lease obligations	$1,934	$711	$668	$555	$-	$-	$-
Other long-term liabilities	$1,773	$149	$149	$149	$149	$149	$1,028

Total	$3,707	$860	$817	$704	$149	$149	$1,028

Under our license agreements as of December 31, 2015, we are obligated to pay an aggregate amount of approximately $149,000 annually after 2020 and until 2022, $100,000 annually after 2022 and until 2029 and $10,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2020 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our corporate and executive officers and directors:

Name	Age	Position
Kenneth A. Berlin	51	Chief Executive Officer and President
Ron Kalfus	41	Chief Financial Officer
Dganit Bar, Ph.D.	47	Chief Scientific Officer
Eti Meiri, Ph.D.	47	Vice President, Research
Sigal Russo-Gueta	38	Company Controller
Brian Markison (3)	56	Chairman of the Board of Directors
Roy N. Davis (4)	69	Director
Yitzhak Peterburg, M.D., Ph.D. (3) (4)	65	Director
Joshua Rosensweig, Ph.D. (2) (3)	63	Director
Dr. David Sidransky, M.D. (1) (4)	55	Director
Gerald Dogon (1)(2)	76	External Director
Tali Yaron-Eldar (1)(2)	52	External Director

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

Ron Kalfus joined us in May 2012 as our Chief Financial Officer. Prior to joining Rosetta, Mr. Kalfus served as the Chief Financial Officer and Treasurer of MabCure Inc., a publicly-traded biotechnology startup company in the field of early cancer detection using antibodies, from 2008 to 2012. From 2003 to 2007, Mr. Kalfus held various positions with Toys “R” Us, Inc., being responsible for the company’s financial reporting to the Securities and Exchange Commission and being responsible for the Toys “R” Us division’s annual budget. Prior to joining Toys “R” Us, Inc., Mr. Kalfus worked as an auditor for two large public accounting firms, specializing in audits of medium-sized enterprises as well as public companies. Mr. Kalfus holds an M.Sc. in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia, and is a Certified Public Accountant licensed in New Jersey.

Dganit Bar, Ph.D. joined us in October 2012, as our Chief Scientific Officer. Dr. Bar joined Rosetta with more than 10 years of experience in drug development. Prior to joining Rosetta, from 2004 to 2012 she served in various positions, including Executive Director Science & Technology at BioLineRx, Ltd, a biopharmaceutical company, where she led the development and out-licensing of several drug candidates spanning different therapeutic areas, including oncology, cardiovascular and CNS. From 2000 to 2004, Dr. Bar was with QBI Enterprises, Ltd, where she held several positions including Head of Cancer Research working on the company’s oncology pipeline. Dr. Bar received her B.Sc. in Life Science from The Hebrew University, Jerusalem. She holds an M.Sc. in Biotechnology and a Ph.D. in Biotechnology Engineering from Ben-Gurion University of the Negev.

Eti Meiri, Ph.D. has served as our Vice President, Research since May 2012. She previously served as our Senior Scientist, Molecular Biology since 2003. She has been contributing to our science and was extremely instrumental in all of the R&D activities throughout the years. Her contributions include the development of our microRNA array platform as well as the development of RNA extraction protocols suitable for microRNA extraction from clinical samples. Prior to joining us, from 2001 to 2002, Dr. Meiri served as Senior Scientist in ViroGene Ltd. She is the author of 20 papers published in peer reviewed journals. Dr. Meiri earned her Ph.D. from the Department of Plant Sciences in the Weizmann Institute of Science in Rehovot, her M.Sc. from The Hebrew university of Jerusalem, and her B.Sc. from the Faculty of life sciences, in Tel Aviv University.

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

Brian Markison has served as a member of our board of directors since March 2011. Mr. Markison was appointed by our board of directors to fill the vacancy created by the resignation of Mr. Berlin. Mr. Markison’s appointment was approved by the general meeting dated July 6, 2011. Mr. Markison was appointed as chairman of the board on April 12, 2011. Mr. Markison is a healthcare Industry Executive at Avista Capital Partners since September 2012, prior to which he served as President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc., from July 2011, until it was sold to the generics division of Novartis in July 2012. Previously, he had been with King Pharmaceuticals since 2004 and led the company through its acquisition by Pfizer for $3.6 billion in 2010. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc., Lantheus Medical Imaging and Alere Inc, and is the Chairman and Chief Executive Officer of Osmotica Pharmaceuticals, Mr. Markison received a B.S. from Iona College in New Rochelle, New York and serves as a Trustee for The College of New Jersey.

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

Prof. Yitzhak Peterburg has served as a member of our board of directors since December 2012. Prof. Peterburg became Teva's Chairman of the Board of Directors on January 1, 2015, after rejoining Teva’s Board of Directors in 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010.  Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Prof. Peterburg currently serves as the Chairman of Regenera Pharma. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. He is a professor at the School of Business, Ben-Gurion University.

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

David Sidransky, M.D., has served as a member of our board of directors since December 22, 2009. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications, and has contributed to more than 65 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Champions Oncology, Advaxis, and Tamir Biotechnology and is on the Board of Directors of Galmed, Celsus, and Orgenesis. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In Addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Compensation-Related Requirements of the Israeli Companies Law

The term “office holder,” is defined in the Israeli Companies Law, 1999 (the “Israeli Companies Law”), as a general manager, general business manager, vice general manager, deputy general manager, any other person fulfilling or assuming any of the foregoing positions even if such person’s title is different, as well as director, or a manager who is directly subordinated to the general manager. Prior to amendment 20 to the Israeli Companies Law that came into effect on December 12, 2012 (“Amendment 20”), the compensation of our office holders required the approval of our audit committee and our Board of Directors, in that order. In addition, all compensation awarded to directors, also required the approval of our shareholders by a simple majority. Following Amendment 20, we were required to form a Compensation Committee, whose members need to comply with certain criteria, as well as to adopt a compensation policy regarding the compensation terms of our Office Holders, which includes direct and indirect compensation, including equity-based awards, exemption from liability, indemnification and insurance, severance and other benefits (“Compensation Terms”).

The compensation policy must be approved by the company's board of directors after considering the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of shareholders, which approval must satisfy either of the following: (i) the majority of the votes for the approval should include a majority of the votes of the voting shareholders who are non-controlling shareholders or have no personal interest in the approval of the compensation policy (the votes of abstaining shareholders not included in the number of the said total votes) or (ii) the total number of votes against the proposed compensation policy among the shareholders mentioned in paragraph (i) does not exceed 2% of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The compensation policy must be re-approved every three years, in the manner described above and in addition the board of directors has to review from time to time the compensation policy and whether there are any material changes to the circumstances since the approval of the compensation policy that requires an adjustment of the policy.

Amendment 20 details the considerations that should be taken into account in determining the Compensation Policy and certain issues and provisions which should be included in the Compensation Policy.

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

Pursuant to Amendment 20, any arrangement between the Company and its office holders regarding Compensation Terms must be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) the majority voting for the approval of the arrangement includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who voted against the arrangement do not exceed two percent of the voting power of the company.

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

Executive Officers’ Remuneration

The aggregate direct compensation we paid to our corporate and executive officers as a group (6 persons) for the year ended December 31, 2015 was approximately $2.04 million of which approximately $114,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2015, we paid bonuses to certain of our executive officers in an aggregate amount of $547,000 for performance during the year. Other employee’s bonuses for service in 2015 had not yet been determined or awarded. During 2015, we granted to our executive officers:

•	Options to purchase an aggregate amount of 220,000 ordinary shares, at an exercise price of $1.167 per share with an expiration date of December 3, 2022, of which 0 were vested as of December 31, 2015.

•	Options to purchase an aggregate amount of 100,000 ordinary shares, at an exercise price of $2.79 per share with an expiration date of November 11, 2024, of which 0 were vested as of December 31, 2014.

•	45,000 restricted stock units, of which 0 were vested as of December 31, 2015.

Additional Disclosure Required Under Israeli Law

According to section 4(d) of the Companies Regulations (Notification of general assemblies and by-type assemblies in a public company and adding an item to the agenda), 2000, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2015 (in USD):

Name and position	Salary	Employer 401K*	Vehicle Expenses	Pension**	Bonus paid	Equity***	Total
Mr. Ken Berlin Chief Executive Officer	500,000	15,000	18,000		375,000	335,782	1,243,782
Dr. Robert Wassman Chief Medical Officer	212,000	7,000	-			4,638	223,638
Mr. Oded Biran Chief Legal Officer	225,000	6,750	12,000		62,775	18,281	324,806
Mr. Ron Kalfus Chief Financial Officer	187,851	3,118	9,763	11,000	29,625	23,564	265,564
Ms. Dganit Bar Chief Science Officer	185,278	-	9,732	21,000	37,203	40,140	293,140

*	401K — in the U.S., this is the tax-qualified, defined-contribution pension account defined in subsection 401(k) of the Internal Revenue Code.
**	Pension is provided for Israel based employees only.
***	Equity is calculated as the value of options awarded, at the time of grant.
+	Dr. Wassman resigned as our Chief Medical Officer effective September 18, 2015.
++	Mr. Biran resigned as our Chief Legal Officer effective March 6, 2016.

Directors’ Remuneration

Under the directors’ compensation package approved by our board of directors and shareholders (at its meeting held on July 12, 2006), as of our initial public offering, (i) each member of the board of directors was entitled to receive an annual fee of $10,000, payable in equal quarterly installments (ii) each member of our board of directors, other than the external directors, who served on board committees received an additional annual fee of $10,000, payable in equal quarterly installments. On October 12, 2012, our shareholders approved the following remuneration to our directors who are not external directors: (i) the chairman of our board is entitled to (a) an annual fee of $25,000, (b) an annual fee of $10,000 for every committee on which he serves, and (c) a participation fee of $250 for attendance of every meeting of the board or of a committee on which he serves and (ii) all other directors who are not external directors are entitled to (a) an annual fee of $20,000, (b) an annual fee of $7,500 for every committee on which such director serves, and (c) a participation fee of $250 for attendance of every meeting of the board or of a committee on which such director serves. On August 5, 2013, our shareholders approved an amendment to the compensation of our directors, so that the annual fee and the participation fee paid to each of the Company’s directors, shall not be less than the minimal annual fee and participation fee applying with respect to our external directors under the prevailing laws and regulations, which vary based on the company’s equity. Our directors do not receive any additional benefits upon termination.

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

We paid an aggregate of $279,000 in direct compensation to our directors for their services as directors for the year ended December 31, 2015, including $66,000 paid in 2016 for service during the fourth quarter of 2015.

During 2015, we granted to our directors:

•	Options to purchase an aggregate amount of 24,000 ordinary shares, at an exercise price of $1.16 per share with an expiration date of December 12, 2022.

As of March 1, 2016, there were outstanding options to purchase 1,001,280 ordinary shares that were granted to our 13 directors and officers, at a weighted average exercise price of $5.02 per share.

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

In accordance with our Articles, our board of directors, apart from our external directors, is divided into three classes of directors, with one class being elected each year for a term of approximately three years. At each annual general meeting of shareholders, the successors to directors whose term then expires will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Brian A. Markison and Dr. Yitzhak Peterburg, and their terms expire at the annual general meeting of shareholders to be held in 2017;

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2018; and

•	the Class III director is Roy N. Davis, and his term expires at the annual general meeting of shareholders to be held in 2016.

In accordance with our Articles, the approval of at least 75% of the voting rights represented at a general meeting is generally required to remove any of our directors from office, elect directors instead of directors so removed or fill any vacancy created in our board of directors. In addition, in case of vacancies on the board of directors, the continuing directors may generally continue to act in every matter and may appoint directors to temporarily fill any such vacancy. See “—External Directors” below for a description of the procedure for election of external directors.

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

Our Articles provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another natural person to serve as an alternate director (subject to the consent of the board of directors) and may cancel such appointment. Unless the appointing director limits such appointment to a specified period of time or restricts it to a specified meeting or action of the board of directors, or otherwise restricts its scope, the appointment shall be for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternate directors have been appointed. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances, which are not relevant to our company. An alternate director has the same responsibilities as a director. Under the Companies Law, and our Articles, a director that is a member of a committee of the board of directors, may appoint as his alternate director on such committee of the board of directors another member of the board of directors, provided that such director is not already a member of such committee, and provided that if such person is appointed as an alternate director for an external director, such alternate director shall be an external director with the same accounting and financial expertise or other professional expertise as possessed by the appointing director. In addition, an independent director cannot appoint as his alternate director a person who is not qualified to be appointed as an independent director.

External Directors

Qualifications of External Directors

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The NASDAQ Capital Market, are required to appoint at least two natural persons as “external directors”. We have appointed Gerald Dogon and Tali Yaron-Eldar, who qualify as external directors under the Companies Law. Our external directors were re-elected on August 5, 2013 for three-year terms that expire on August 4, 2016. The Companies Law provides that no person may be appointed as an external director if such person is (i) a controlling shareholder or a relative of a controlling shareholder, or (ii) if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation with the company to whose board such external director is proposed to be appointed or any other entity, with the controlling shareholder of the company, with a relative of such controlling shareholder, at the date of appointment, or with any entity controlled, on or within two years preceding the date of such appointment, by the company or by a controlling shareholder of the company, or, (iii) if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation with anyone who is, at the time of the appointment, the chairman of the board of directors, the chief executive officer, the most senior financial officer of the company, or a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term “affiliation” includes:

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

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s duties as a director or may interfere with the person’s ability to serve as an external director; (b) such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described above, even if such affiliation is not on a regular basis, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors, who are not controlling shareholders of such company or their relatives, are of the same gender, the external director to be elected must be of the other gender.

Under the Companies Law, a person may only be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must have accounting and financial expertise. However, according to regulations promulgated pursuant to the Companies Law, which were amended on and effective as of January 2013, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market, may appoint external directors who have professional qualifications only (and not accounting and financial expertise) provided that an existing member of the board of directors has accounting and financial expertise and is considered as an independent director under the relevant non-Israeli rules, relating to independence standards for audit committee membership. In addition, the board of directors of publicly traded companies, such as us, are required to make a determination as to the minimum number of directors who must have financial and accounting expertise, based among other things, on the type and size of the company and the scope and complexity of its operations, and subject to the number of directors that may be appointed by the company as set forth in its articles of associations.

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

Election of External Directors

External directors are elected at the general meeting of shareholders by a simple majority, provided that:

•	the majority includes a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who voted on the matter of the election of the external director (disregarding abstentions); or
•	the votes of the non-controlling shareholders or shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who voted against the election of the external director do not exceed two percent of the voting rights in the company.

External directors are elected for a term of three years and may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:

(a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that all of the following conditions are met (“Voting Conditions”): (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded; (ii) the total number of votes in favor of the appointment, by shareholders who are not controlling shareholders or who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder), exceed two percent of the aggregate voting rights in the company; (iii) the external director is not a Related or Competitor Shareholder (as defined below) or a relative of such Related or Competitor Shareholder at the time of appointment, and is not an affiliate (as defined with regards to External Director's qualifications - please see above) of a Related or Competitor Shareholder at the time of appointment or two years preceding the appointment;

For this matter –

“Related or Competitor Shareholder” – is a shareholder that proposed the appointment of the external shareholder or a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights, provided that at the time of appointment such shareholder, its controlling shareholder or a company controlled by such shareholder (or its controlling shareholder): (1) has business relationship with the company, or (2) is the company's competitor.

(b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority required for the initial appointment of an external director.

(c) the external director has proposed its own appointment and the appointment was approved according to the Voting Conditions, as set above.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including The NASDAQ Global Market, The NASDAQ Global Select Market, and, as of January 14, 2013, The NASDAQ Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the reelection for an additional term is for the benefit of the company; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders at the shareholder’s meeting prior to their approval.

An external director cannot be removed from office unless: (i) the board of directors determines that the external director no longer meets any of the statutory requirements for holding the office, or that the external director is in breach of his or her fiduciary duty to the company, and the shareholders vote, by the same majority of shareholders as is required for his or her appointment, to remove the external director after the external director has been given the reasonable opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director ceases to meet the statutory requirements for his or her appointment or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty on a regular basis, or has been convicted of specified offenses. If an external directorship becomes vacant and the number of external directors serving in the company is less than two, then the company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors cannot include any person who is not a director, and is required to include at least one external director except for the audit committee and compensation committee which are required to include all external directors.

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

Independent Directors

In addition to the concept of “external” directors, the Companies Law also includes the concept of ‘independent’ directors. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For this purpose, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

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

Regulations promulgated pursuant to the Companies Law provide that a director in a company whose shares are listed for trading on specified exchanges outside of Israel, including The NASDAQ Global Market, The NASDAQ Global Select Market, and as of January 14, 2013, The NASDAQ Capital Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be deemed an “independent” director for purposes of the Companies Law, according to a decision made by the audit committee, provided that he or she meets certain non-affiliation criteria, and he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Furthermore, pursuant to these regulations, such company may re-appoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, inter alia, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the re-appointment for an additional term is for the benefit of the company.

Although the Company has not included such a provision in its Articles, it believes that David Sidransky, Gerald Dogon, Tali Yaron-Eldar, Roy Davis and Yitzhak Peterburg could qualify as independent directors under the Companies Law. In addition, the Company believes that all of its current directors qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

An external director is entitled to compensation only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director. For this matter, the term “compensation” shall not include the grant of an exemption from liability, an undertaking to indemnify, indemnification or insurance.

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

The following may not be members of the audit committee: (a) the chairman of the board (b) a director employed by or providing services on an ongoing basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; (c) a director whose livelihood depends on a controlling shareholder, and (d) a controlling shareholder and his relative (as defined in the Companies law). The Companies Law further requires that (i) the chairperson of the audit committee be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee provided that the majority of the members present are independent directors and at least one of them is an external director.

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

The responsibilities of the audit committee under the Companies Law include: (a) identifying deficiencies in the management of a company’s business, including by consulting with the internal auditor or with the independent auditor (and in case that the deficiency is a significant one – the committee shall convene), and making recommendations to the board of directors as to how to modify them; (b) decide for the purpose of the approval of actions involving fiduciary duties of the company's office holders, whether such actions are material or non-material actions and for the purpose of the approval of certain related party transactions, whether such transactions are extraordinary transactions or non-extraordinary transactions; (c) with respect to transactions with controlling shareholders, to determine the obligation to perform a competitive process that shall be supervised by the audit committee; (d) to decide whether to approve related parties transactions and actions involving fiduciary duties of the company’s office holders; (e) to determine the process in which non-negligible transactions with a controlling shareholder shall be approved and to determine the type and kind of such transactions that shall require the approval of the audit committee; (f) to review the internal auditor’s work program before it is brought for the approval of the board; (g) to examine the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (h) to examine the independent auditor’s scope of work as well as the independent auditor’s fees and to provide the corporate organ responsible for determining the independent auditor’s fees with its recommendations; (i) be responsible for providing for arrangements as to the manner in which the Company will deal with employee complaints with respect to deficiencies in the administration of the Company’s business and the protection to be provided to such employees.

Gerald Dogon, Tali Yaron-Eldar and Dr. David Sidransky are the current members of our audit committee. Each of these persons is an ‘independent director’ in accordance with the NASDAQ listing standards.

Compensation Committee

Our compensation committee reviews and provides our board of directors with recommendations relating to compensation and benefits of our officers and key employees and assists the board of directors with establishing, overseeing and/or administering incentive compensation and equity based plans. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the board of directors the Chief Executive Officer’s compensation based on such evaluations, subject to additional approvals, to the extent required pursuant to the Companies Law. The compensation committee also reviews and makes recommendations for approvals to the board of directors, subject to additional approvals, to the extent required pursuant to the Companies Law, with respect to the compensation of directors, executive officers other than the Chief Executive Officer and key employees. The members of our compensation committee are, Gerald Dogon, Tali Yaron Eldar and Joshua Rosensweig

Amendment 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012 (“Amendment 20”). In general, Amendment 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers (the “Compensation Policy”). In addition, Amendment 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a Chief Executive Officer and controlling shareholders and their relatives who are employed by the company).

According to Amendment 20, the compensation committee shall be nominated by the board of directors and be comprised of board members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members (in some cases, a company whose shares are listed for trading on specified exchanges outside of Israel, including The NASDAQ Capital Market, may appoint a compensation committee in which the external directors do not constitute a majority). The remaining members of the compensation committee must be directors whose compensation should be identical to the compensation paid to the external directors of the company.

The roles of the compensation committee under the Companies Law are, to: (1) recommend to the board of directors on the Compensation Policy for office holders, and recommend to the board once every three years regarding the extension of a Compensation Policy that had been approved for a period of more than three years; (2) recommend to the board of directors on periodic updates to the Compensation Policy, from time to time, and examine its implementation; (3) decide whether to approve the terms of office and of employment of office holders that require approval of the Compensation Committee; and (4) decide, in certain circumstances, and subject to certain terms whether to exempt the approval of terms of office of a proposed CEO from the requirements of shareholders’ approval.

The Compensation Policy generally requires the approval of the general meeting of shareholders with a Special Majority, as defined below.

Amendment 20 details the considerations that should be taken into account in determining the Compensation Policy and certain issues which the Compensation Policy should include.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor recommended by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfend as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or anyone on his behalf. An interested party is defined in the Companies Law as a holder of 5% or more of the Company’s outstanding shares or voting rights, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving the internal auditor the opportunity to present his or her case to the board and to the audit committee.

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

We had 77 and 52 employees as of December 31, 2015 and 2014, respectively. Of the 77 employees as of December 31, 2015, 40 were engaged in research and development and in our CLIA lab activities and 37 were engaged in management, administration, business development, marketing and finance. 58 employees were located in the United States and 19 were located in Israel.

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

The following table sets forth, as of March 1, 2016, the number of our ordinary shares beneficially owned by (i) each of our directors and corporate and executive officers and (ii) our current directors and corporate and executive officers as a group. The information in this table is based on 20,851,225 ordinary shares outstanding as of March 1, 2016. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2016 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kenneth A. Berlin (1)	252,622	1.2%
Ron Kalfus (2)	15,843	*
Dganit Bar, Ph.D. (3)	27,864	*
E. Robert Wassman, M.D. (4)	8,370	*
Oded Biran (5)	16,093	*
Eti Meiri (6)	11,875	*
Sigal Russo-Gueta (7)	7,631
Brian Markison (8)	89,000	*
Yitzhak Peterburg, M.D., Ph.D. (9)	42,000	*
Roy N. Davis (10)	34,000	*
Joshua Rosensweig (11)	36,634	*
Dr. David Sidransky (12)	34,462	*
Gerald Dogon (13)	21,212	*
Tali Yaron-Eldar (14)	21,212	*
Current directors and executive officers as a group (14 persons) (16)	618,818	2.90%

* Less than 1%

(1)	Consists of (i) 1,084 ordinary shares, which were granted to Mr. Berlin upon the start of his employment with us, 9,878 shares, which were granted as RSUs and converted to shares in 2013, and 3,622 shares which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 8,335 ordinary shares (which have an exercise price of $123.00 per share and expire in November 2019), 8,334 ordinary shares (which have an exercise price of $29.4 per share and expire in November 2019), 6,667 ordinary shares (which have an exercise price of $6.75 per share and expire in November 2021), 72,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022), 111,452 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2023) and 31,250 ordinary shares (which have an exercise price of $2.79 per share and expire in November 2024). Does not include the following options that become exercisable after April 30, 2016: (i) options to purchase 24,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022), (ii) 66,872 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2023), (iii) 68,750 ordinary shares (which have an exercise price of $2.79 per share and expire in November 2024), (iv) 220,000 ordinary shares (which have an exercise price of $1.16 per share and expire in December 2022), (v) 15,000 RSUs (which will vest in equal instalments annually over a period of four years and complete convert to shares in November 2018) and (vi) 45,000 RSUs (which will vest one year after the date of grant and complete convert to shares in December 2016).

(2)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2013, and 3,000 shares, which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 7,500 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022), and 2,343 ordinary shares (which have an exercise price of $2.57 per share and expire in December 2024). Does not include the following options that become exercisable after April 30, 2016: (i) options to purchase 2,500 shares (which have an exercise price of $5.37 per share and expire in October 2022) (ii) options to purchase 5,157 shares (which have an exercise price of $2.57 per share and expire in December 2024).

(3)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2013 and 5,000 shares, which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 15,000 ordinary shares (which have an exercise price of $5.21 per share and expire in October 2022), and 2,864 ordinary shares (which have an exercise price of $2.57 per share and expire in December 2024).Does not include the following options that become exercisable after April 30, 2016: (i) options to purchase 5,000 shares (which have an exercise price of $5.21 per share and expire in October 2022) and (ii) options to purchase 6,303 shares (which have an exercise price of $2.57 per share and expire in December 2024).

(4)	Consists of 3,370 shares, which were granted as RSUs and converted to shares in 2013 and 5,000 shares, which were granted as RSUs and converted to shares in 2015. Dr. Wassman resigned as our Chief Medical Officer effective September 18, 2015.

(5)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2013, and 3,000 shares, which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 1,000 ordinary shares (which have an exercise price of $2.475 per share and expire in February 2022), 6,750 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022) and 2,343 ordinary shares (which have an exercise price of $2.57 per share and expire in December 2024). Does not include the following options that become exercisable after April 30, 2016: (i) options to purchase 2,250 shares (which have an exercise price of $5.37 per share and expire in October 2022) and (ii) 5,157 ordinary shares (which have an exercise price of $2.57 per share and expire in December 2024). Mr. Biran resigned as our Chief Legal Officer effective March 6, 2016.

(6)	Consists of (i) 1,875 shares, which were granted as RSUs and converted to shares in the years 2014 and 2015, (ii) 18 shares, which were granted as options and converted to shares in 2014 and (iii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 21 ordinary shares (which have an exercise price of $209.78 per share and expire in April 2016), 34 ordinary shares (which have an exercise price of $249.6 per share and expire in June 2018), 84 ordinary shares (which have an exercise price of $84 per share and expire in October 2020), 7,500 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2022) and 2,343 ordinary shares (which have an exercise price of $2.57 per share and expire in December 2024). Does not include the following options that become exercisable after April 30, 2016: (i) options to purchase 2,500 shares (which have an exercise price of $5.37 per share and expire in October 2022) (ii) options to purchase 5,157 shares (which have an exercise price of $2.57 per share and expire in December 2024) and (iii) 4,125 RSUs (which will vest in equal installment quarterly over a period of 4 years and complete convert to shares in October 2018).

(7)	Consists of (i) 3,000 shares, which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 100 ordinary shares (which have an exercise price of $133.80 per share and expire in March 2019), 3,750 ordinary shares (which have an exercise price of $4.27 per share and expire in December 2022), and 781 ordinary shares (which have an exercise price of $2.57 per share and expire in December 2024) . Does not include the following options that become exercisable after April 30, 2016: (i) options to purchase 1,250 shares (which have an exercise price of $4.27 per share and expire in December 2022) and (ii) options to purchase 1,719 shares (which have an exercise price of $2.57 per share and expire in December 2024).

(8)	Consists of (i) 20,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 5,000 ordinary shares (which have an exercise price of $16.2 per share and expire in July 2021), 48,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019), and 16,000 ordinary shares (which have an exercise price of $2.77 per share and expire in November 2021). Does not include the following options that become exercisable after April 30, 2016: 32,000 ordinary shares (which have an exercise price of $2.77 per share and expire in November 2021).

(9)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 24,000 ordinary shares (which have an exercise price of $4.29 per share and expire in November 2019), and 8,000 ordinary shares (which have an exercise price of $2.77 per share and expire in November 2021). Does not include the following options that become exercisable after April 30, 2016: 16,000 ordinary shares (which have an exercise price of $2.77 per share and expire in December 2021).

(10)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 24,000 ordinary shares (which have an exercise price of $5.37 per share and expire in October 2019).

(11)	Consists of (i) 2,306 ordinary shares held by Dr. Rosensweig, (ii) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2015 and (iii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 212 ordinary shares (which have an exercise price of $368.67 per share and expire in July 2016), 116 ordinary shares (which have an exercise price of 209.78 per share and expire in July 2016) and 24,000 ordinary shares (which have an exercise price of 5.37 per share and expire in October 2019).

(12)	Consists of (i) 10,000 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 250 ordinary shares (which have an exercise price of $342 per share and expire in January 2018), 212 ordinary shares (which have an exercise price of $99 per share and expire in December 2019) and 24,000 shares (which have an exercise price of $5.37 per share and expire in October 2019).

(13)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2014 (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 212 ordinary shares (which have an exercise price of $528.01 per share and expire in March 2017), and 16,000 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2020). Does not include the following (i) options that become exercisable after April 30, 2016: options to purchase 8,000 shares (which have an exercise price of $3.41 per share and expire in August 2020).

(14)	Consists of (i) 5,000 shares, which were granted as RSUs and converted to shares in 2014 (ii) options currently exercisable or exercisable within 60 days of March 1, 2016 to purchase 212 ordinary shares (which have an exercise price of $528.01 per share and expire in March 2017), and 16,000 ordinary shares (which have an exercise price of $3.41 per share and expire in August 2020). Does not include the following (i) options that become exercisable after April 30, 2016: options to purchase 8,000 shares (which have an exercise price of $3.41 per share and expire in August 2020).

(15)	See notes 1 through 14 above.

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiary and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 5,363 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of March 1, 2016, options to purchase 32 ordinary shares have been previously granted and remain outstanding under the 2003 Plan and 6,911 shares have been previously issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 8,333 shares under the 2006 Plan. In December 2009, our shareholders approved an additional 25,000 shares under the 2006 Plan. In October 2012, our shareholders approved an additional 853,770 shares under the 2006 Plan. In November 2014, our shareholders approved an additional 900,000 shares under the 2006 Plan. In December 2015, our shareholders approved an additional 765,000 shares under the 2006 Plan. As of March 1, 2016, there were 1,028,005 shares available for grant under the 2006 Plan, 165,277 shares have been issued pursuant to the exercise of options granted under the 2006 Plan and options to purchase 1,375,508 ordinary shares have been granted and are outstanding under the 2006 Plan. The 2006 Plan, and its appendices for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and office holders and those of our subsidiary and affiliates.

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

On March 4, 2016, entities and individuals affiliated with Dolphin Offshore Partners, L.P. (collectively, “Dolphin”) filed a Schedule 13D with the SEC disclosing beneficial ownership of 1,114,738 of our ordinary shares (including 208,333 shares issuable upon exercise of warrants) as of February 24, 2016. This represents approximately 5.4% of our outstanding ordinary shares as of December 31, 2015. Based on a review of required SEC filings, we are not aware of any other person or entity that is the beneficial owner of more than 5% of our outstanding ordinary shares.

Our ordinary shares are traded on the NASDAQ Capital Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Significant Changes in Share Ownership

On November 23, 2015, entities and individuals affiliated with Sabby Management, LLC (collectively, “Sabby”) filed a Schedule 13G with the SEC disclosing beneficial ownership of 1,031,250 of our ordinary shares as of October 15, 2015, representing approximately 5.8% of our outstanding ordinary shares. On January 14, 2016, Sabby filed a Schedule 13G/A with the SEC disclosing beneficial ownership of 674,576 of our ordinary shares as of December 31, 2015, representing approximately 3.8% of our outstanding ordinary shares.

On November 23, 2015, entities and individuals affiliated with Empery Asset Management, LP (collectively, “Empery”) filed a Schedule 13G with the SEC disclosing beneficial ownership of 1,031,250 ordinary shares and 515,625 ordinary shares issuable upon exercise of warrants as of October 13, 2015, representing approximately 5.7% of our outstanding ordinary shares. On January 19, 2016, Empery filed a Schedule 13G/A with the SEC disclosing beneficial ownership of 386,136 ordinary shares and 515,625 ordinary shares issuable upon exercise of warrants as of December 31, 2015, representing approximately 4.8% of our outstanding ordinary shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of March 1, 2016, our officers and directors as a group beneficially owned less than 2.9% of our outstanding ordinary shares.

B.	RELATED PARTY TRANSACTIONS

Other than transactions related to compensation of our officers and directors as described under “Item 6. Directors, Senior Management and Employees—B. Compensation,” since January 1, 2015, we have not entered into any related party transactions.

Exemption, Indemnification and Insurance

Our Articles permit us to exempt from liability, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on or incurred by him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) either (A) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, (B) if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or with respect to monetary sanction; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or criminal proceedings in which the office holder was convicted in an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party; and
•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine, monetary sanction, forfeit or penalty levied against the office holder.

As of the effective date of Amendment 20 to the Companies Law, exemption of liability, indemnification and insurance of office holders are included in the definition of “terms of office and of employment” and as such must be approved in a specific manner, as noted below under “Item 10 – Additional Information – B. Memorandum and Articles of Association - Directors’ and Officers’ Compensation.”

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

None

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

Year Ended	High	Low
December 31, 2011	$61.80	$1.95
December 31, 2012	$23.43	$1.40
December 31, 2013	$5.98	$2.35
December 31, 2014	$6.69	$2.07
December 31, 2015	$4.48	1.05

Quarter Ended
March 31, 2014	$6.69	$2.87
June 30, 2014	$5.40	$3.43
September 30, 2014	$4.37	$3.25
December 31, 2014	$3.53	$2.07
March 31, 2015	$3.55	$2.29
June 30, 2015	$4.48	$2.90
September 30, 2015	$3.44	$2.20
December 31, 2015	$2.68	$1.05

Month Ended
September 30, 2015	$3.10	$2.35
October 31, 2015	$2.68	$2.11
November 30, 2015	$2.32	$1.33
December 31, 2015	$1.40	$1.05
January 31, 2016	$1.30	$0.71
February 29, 2016	$1.29	$0.75

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded only in the United States on The NASDAQ Capital Market.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We were first registered under Israeli law on March 9, 2000. Our registration number with the Israel Registrar of Companies is 51-292138-8. The objective stated in Section 3 of our Articles is to carry on any business and perform any act which is not prohibited by law.

Fiduciary Duties of Office Holders

An “office holder” is defined in the Companies Law as a general manager, general business manager, vice general manager, deputy general manager, or any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the managing director.

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

Each person listed in the table under “Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management” is an office holder.

Disclosure of Personal Interests of an Officer Holder

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information and documents known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. “Personal interest”, is defined by the Companies Law, as a personal interest of a person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or his relative holds 5% or more of the outstanding shares or voting rights, is a director or general manager, or in which either of them has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. The term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

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

Under the Companies Law, certain transactions require special approvals, provided however that such transactions are for the benefit of the company. A transaction, between the company and an office holder, or between the company and a third party in which the office holder has a personal interest, must be approved by the board, subject to the provisions of the company’s articles of association. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, prior to the approval of the board of directors. Any engagement between a company and any one of its office holders with respect to terms of office and/or employment by the company, including with respect to the grant of exemption from liability, indemnification or insurance would generally require compensation committee and board of directors’ approval, and in some cases followed by approval of the general assembly, all as noted below under “Directors’ and Officers’ Compensation.” Generally, any person having a personal interest in the approval of a transaction which is considered at a meeting of the board of directors or the audit committee, may not be present at such meeting or participate in the vote on such transaction, provided however that an office holder having a personal interest in a transaction may be present in order to present such transaction, if the chairman of the audit committee or of the board of directors, as applicable, determine that the presence of such office holder is required for the presentation of the transaction. Notwithstanding the foregoing, a director may be present at such meeting and may participate in the vote on such transaction, if the majority of the board of directors or the audit committee, as applicable, has a personal interest in the transaction. If a majority of the directors have a personal interest in a transaction, shareholder approval is also required.

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

Under the Companies Law, extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement between a public company and a controlling shareholder thereof or such controlling shareholder’s relative, whether directly or indirectly, including through a company controlled by such person with respect to the provision of services to the company, and if such person is also an office holder of such company - with respect to such person’s terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder with respect to such person’s employment by the company (“a Controlling Shareholders Transaction”), generally requires the approval of the audit committee, (or if the transaction is with respect to terms of employment and or office – the compensation committee), the board of directors and the shareholders of the company. If such shareholder approval is required, it must satisfy either of the following criteria (“Special Majority”):

•	the majority of the votes for the approval includes a majority of the votes of voting shareholders who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or
•	the total number of votes against the approval of the transaction, among the shareholders who have no personal interest in the transaction shall not exceed 2% of the aggregate voting rights in the company.

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

Directors’ and Officers’ Compensation

As of the effective date of Amendment 20 to the Companies Law, directors’ and officers’ compensation, including exemption from liability, indemnification and insurance are included in the definition of “terms of employment and of office”, and as such must be approved in the following manner:

•	Office holder (or “Officer”) (except for director and the CEO) – generally, by the compensation committee, followed by the board of directors.

•	CEO – generally, by the compensation committee, followed by the board of directors and the general meeting with a Special Majority. Notwithstanding the above, the compensation committee may exempt the employment terms of a proposed CEO from the approval of the shareholders, provided that the proposed CEO is independent based on criteria set forth in the Companies Law, the compensation committee determined that bringing the transaction to the approval of the shareholders will prevent the transaction; and the proposed employment terms are consistent with the provisions of the company's compensation policy.
•	Director – generally, by the compensation committee, followed by the board of directors and the general meeting; if in accordance with the Compensation Policy –with a simple majority, if not in accordance with the Compensation Policy – with a Special Majority.
•	Controlling shareholder - generally, by the compensation committee, followed by the board of directors and the general meeting, with a Special Majority.

The terms of employment and office must be consistent with the company's compensation policy, provided that the compensation committee and the board of directors may, in special circumstances, approve terms of employment and office that are not in accordance with the compensation policy, subject to specific conditions regarding the consideration to be considered by the compensation committee and the board, mandatory provisions to be included in such employment terms and subject to the approval of the shareholders with a Special Majority.

•	Notwithstanding the above, with respect to the terms of employment of office holders or CEO who are not controlling shareholders or relatives of a controlling shareholder and do not serve as directors, the compensation committee and the board of directors may, in special circumstances and under specific terms determined in the Companies law, approve such employment terms even if the shareholders' meeting objected to their approval.

•	Under the Companies Law, non-material amendments to terms of employment of office holders (including the CEO), require only the approval of the compensation committee.

Directors Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company.

Rights Attached to Our Shares

Dividend Rights. Our Articles provide that our board of directors may, subject to the applicable provisions of the Companies Law, from time to time, declare such dividend as may appear to the board of directors to be justified by the profits of the Company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, dividends, to the extent declared, are distributed according to the proportion of the nominal (par) value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal (par) value, if any. Under the Companies Law, a company may only distribute a dividend which derives from its profits, as such term is defined under the Companies Law (the profit requirement), and provided that the distribution does not create a reasonable concern that the company will be unable to meet its existing and foreseeable obligations as they become due. A court may allow a company to distribute a dividend which does not comply with the profit requirement, as long as the court is convinced that there is no reasonable concern that such distribution might prevent the company from being able to meet its existing and foreseeable obligations as they become due.

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

Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board of directors must convene an extraordinary general meeting upon the demand of (i) two of the directors or one fourth of the directors in office, (ii) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairperson of the board of directors shall preside at each of our general meetings, or if at any meeting the chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairperson, then if there is a co-chairperson, such co-chairperson shall preside at the meeting, or in the absence of both or if both are unwilling to act as chairperson, the shareholders present shall choose someone of their number to be chairperson. The chairperson of the board of directors is not entitled to a vote at a general meeting in his capacity as chairperson.

Limitation on Owning Securities

Our Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. We are members of the Rimonim Consortium, and a “Magneton” project which are supported by the OCS. According to the Encouragement of Industrial Research and Development Law, 5744-1984, a change of control of our company should be reported to the research committee at the Ministry of Economy (the Committee), and a change in the holding of the means of control in our company (means of control include the right to vote at a general meeting of a company or a corresponding body of another corporation or the right to appoint directors of the corporation or its general manager) which results in any person not being a citizen or resident of Israel or corporation incorporated in Israel holding 5% or more of the issued share capital or of the voting power of our company, should be reported to the committee, which (according to its internal proceedings) will notify us of its decision within seven days from the date thereof, and such person should sign an undertaking in the form published by the research committee.

Mergers and Acquisitions and Tender Offers under Israeli Law

The Companies Law includes provisions that allow a merger transaction and generally requires that each company that is a party to a merger have the transaction approved by its board of directors and shareholders (including the separate approval of each class of shares of the party to the merger which is not the surviving entity) at a shareholders’ meeting called on at least 35 days’ prior notice. In addition, under our Articles, approval of a merger transaction requires that holders of at least a majority of the voting power of the Company vote in favor of the merger transaction.

At a voting of the shareholders of a merging company whose shares are held by the other merging company, or by a person holding 25% or more of any means of control in the other merging company, the merger shall not be approved if the majority of the votes of the shareholders present and voting in such meeting (excluding abstentions not taking into consideration the votes of the other merging company, of the person holding 25% or more of any means of control in the other merging company or anyone acting on their behalf, including their relatives or entities under their control), objected to the merger (the "Special Majority Requirement"). If the general meeting of shareholders of a merging company approved the merger proposal, the court may, at the request of holders of at least 25% of the voting rights of the company, determine that the company approved the merger, even if the merger was not approved by all the classes of shares as set forth above or even if the Special Majority Requirement was not met. The court shall not approve a merger request unless the court was convinced that the merger proposal was fair and reasonable, while taking into account the value of the parties to the merger and the consideration offered to the shareholders. Notwithstanding the foregoing, a merger that is also an extraordinary transaction with a controlling shareholder or a transaction with another person in which a controlling shareholder has a personal interest, requires approval as an extraordinary transaction with a controlling shareholder (see “Transactions Requiring Special Approval”).

Under the Companies Law, each merging company must inform its creditors of the proposed merger. The court may, at the request of a creditor of a merging company delay or prevent the execution of the merger, if the court has concluded that there exists a reasonable concern that as a result of the merger, the surviving company will not be able to fulfill the obligations of the merged company and may further give instructions to secure the rights of creditors. A merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company if at that time no other shareholder of the company holds 25% or more of the voting rights in the company. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if at that time there is no other shareholder of the company that holds more than 45% of the voting rights in the company.

Under the Companies Law, a person may not acquire shares of a public company or voting rights in such company if, following the acquisition, the acquirer will hold more than 90% of the company’s shares or more than 90% of any class of shares, other than by means of a tender offer to acquire all of the outstanding shares of the company or all of the shares of the particular class.

The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of such company.

In the event that, either (i) the shareholders who did not accept the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer, have accepted the offer, or (ii) the shareholders who did not accept the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class, then all of the shares that the acquirer offered to purchase will be transferred to the him by operation of law.

A shareholder that had its shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to request the court to determine that the consideration for the shares under the tender offer was less than their fair value and that the fair value should be paid as shall be determined by the court. However, the acquirer may provide under the tender offer that shareholders who accepted the tender offer proposal will not be entitled to such remedy.

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

Israeli law generally exempts non-resident individuals and entities, subject to the provision of the Israeli tax provision, from capital gains tax on the sale of securities of Israeli companies, provided that the securities were acquired on or after January 1, 2009.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our ordinary shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprise or a Benefiting Enterprise during the applicable benefits period or from Preferred Income is subject to withholding tax at a rate of 20% (as of January 1, 2014), unless a different tax rate is provided under an applicable tax treaty. In addition, non-Israeli residents may elect to obtain pre-approval from the Israeli Tax Authority for reduced or exempt withholding tax rate prior to distribution of dividends, under certain conditions.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Our ordinary shares are listed and readily tradeable on NASDAQ, which United States Treasury Department guidance treats as an established securities market in the United States. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Disposition of Ordinary Shares

In general, subject to the discussion under “—Passive Foreign Investment Company,”, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of an ordinary share as capital gain or loss, long-term if the U.S. holder has held the share for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such share. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Subject to certain exceptions (including but not limited to those described under “Passive Foreign Investment Company” below), long-term capital gain realized by a non-corporate U.S. holder generally will be eligible for reduced rates of tax. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the Treaty. If such gain or loss is treated as U.S. source gain or loss, a U.S. holder may not be able to use the foreign tax credit arising from any Israeli tax imposed on the disposition of an ordinary share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares, as well as regarding any foreign currency gain or loss in connection with such a disposition.

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

We believe we may be a PFIC for the year ended December 31, 2015.

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

The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2015		2014		2013
	Actual	At 2014 Exchange rates (1)	Actual	At 2013 Exchange rates (1)	Actual	At 2012 Exchange rates (1)
	(In thousands)
Operating loss	$15,721	16,097	$14,252	$14,221	$13,347	$13,030

(1) Based on average exchange rates during the period.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 3, 2015, our stockholders approved an increase to our registered (authorized) share capital by NIS 12,000,000, divided into 20,000,000 ordinary shares, nominal (par) value NIS 0.6 each, so that following such increase, the registered (authorized) share capital was NIS 36,000,000 divided into 60,000,000, ordinary shares nominal (par) value NIS 0.6 each.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015. Management reviewed the results of its assessment with our Audit Committee.

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

We have adopted a code of corporate conduct and ethics that applies to all of our employees, officers and directors. The text of the code of corporate conduct and ethics is posted on the “Corporate Governance” section of our website at www.rosettagenomics.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors, principal executive and financial and accounting officers will be included in a Form 6-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of The NASDAQ Stock Market.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2015 and December 31, 2014 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2015	2014
Audit fees (1)	$202,500	$86,500
Audit-related fees (2)	71,150	23,990
Tax fees (3)	16,872	19,800
Total	$290,522	$130,290

(1)         Audit services were comprised of services associated with the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements and registration statements.

(2)         Audit related fees relate to assurance and associated services that traditionally performed by the independent auditor, including: due diligence investigations and audit services provided in connection with other statutory or regulatory filings.

(3)         Tax services were comprised of tax compliance, tax advice and tax planning services.

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

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the rules of The NASDAQ Stock Market. However, pursuant to the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. We have in the past elected to follow home country practice in lieu of certain NASDAQ requirements as follows:

•	NASDAQ rules require that the quorum for meetings of a company’s shareholders be not less than 33 1/3% of the outstanding voting stock of the company. We have, however, chosen to follow home country practice with respect to shareholder meeting quorum and our Articles provide that the quorum required for any meeting of our shareholders shall consist of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of the voting power of our issued share capital.
•	Under NASDAQ’s rules, (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011, (4) the convertible debt transaction completed in January 2012, (5) the registered direct offerings completed in April 2012 and May 2012, and (6) the private placement completed in October 2015 would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share. However, we chose to follow our home country practice, which exempts companies such as us from the requirement of shareholder approval of these offerings.
•	Under NASDAQ’s rules, the written charter of the Compensation Committee is required to specify certain details, including certain factors that must be considered when the Compensation Committee selects, or receives advice from, a compensation consultant, legal counsel or other advisor. However, we have chosen to follow our home country practice, which does not require such information to be specified in the Compensation Committee Charter.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit

1.1*	Amended and Restated Articles of Association.

2.1(1)	Form of Share Certificate for Ordinary Shares.

2.2(6)	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the investors in the December 2010 private placement.

2.3(7)	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the investors in the February 2011 private placement.

2.4(8)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2011 private placement.

2.5(8)	Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the investors in the October 2011 private placement.

2.6(15)	Form of warrant issued to the placement agent in the January 2012 debt financing.

2.7(12)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the April 2012 Registered Direct Offering.

2.8(13)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the May 2012 Registered Direct Offering.

2.9(9)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the second May 2012 Registered Direct Offering.

2.10(15)	Form of Purchase Option Agreement issued to the underwriter in the August 2012 underwritten public offering.

2.11(16)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2015 private placement.

2.12(16)	Form of Series B Warrant issued by Rosetta Genomics Ltd. to the investors in the October 2015 private placement.

2.12.1(17)	Form of Amendment to Series B Warrants issued by Rosetta Genomics Ltd. to the investors in the October 2015 private placement.

2.13(16)	Registration Rights Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the investors in the October 2015 private placement.

2.14(16)	Controlled Equity OfferingSM Sales Agreement, dated February 18, 2015, by and between Rosetta Genomics Ltd. and Cantor Fitzgerald & Co.

4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.3*	Lease Agreement, dated December 31, 2008, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended on August 15, 2012 (as translated from Hebrew).

4.4*

Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease – Net, by and between Donna June Kitts Revocable Trust dated April 10, 2006 and CynoGen Inc., dated as of December 1, 2013, as amended.

4.5(4)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.

4.6(1)	2003 Israeli Share Option Plan.

4.7(11)	2006 Employee Incentive Plan (Global Share Incentive Plan).

4.8(1)	Form of Director and Officer Indemnification Agreement.

4.9(5)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.10(14)@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.

4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.

4.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.

4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.14*	Stock Purchase Agreement dated April 3 2015, by and between Prelude Corporation and Rosetta Genomics Inc. and Rosetta Genomics Ltd.

4.15(17)	Securities Purchase Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the investors in the October 2015 private placement.

8.1*	Subsidiaries.

12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).

13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101*	The following materials from Rosetta Genomics Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements

*	Filed herewith.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.
(5)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(6)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.
(7)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.
(8)	Incorporated by reference from the Registrant’s Form 6-K dated October 2011 (Reg. No. 001-33042), filed with the SEC on October 14, 2011.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated May 2012 (Reg. No. 001-33042), filed with the SEC on May 25, 2012.
(10)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 (Reg. No. 001-33042), filed with the SEC on March 31, 2014.
(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (Reg. No. 001-33042), filed with the SEC on March 22, 2013.

(12)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on April 16, 2012.
(13)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on May 17, 2012.
(14)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 (Reg. No. 001-33042), filed with the SEC on April 2, 2012.
(15)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-182329), filed with the SEC on June 25, 2012, as amended on July 26, 2012 and August 2, 2012.
(16)	Incorporated by reference from the Registrant’s Form 6-K/A (Reg. No. 001-33042), filed with the SEC on February 18, 2015.

(17)	Incorporated by reference from the Registrant’s Form 6-K dated October 2015 (Reg. No. 001-33042), filed with the SEC on October 14, 2015.
(18)	Incorporated by reference from the Registrant’s Form 6-K dated December 2015 (Reg. No. 001-33042), filed with the SEC on December 3, 2015.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: March 23, 2016	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and
President

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosetta Genomics Ltd.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 23, 2016	KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,447	$7,929
Short-term bank deposits and restricted cash	4, 2e	1,098	7,702
Trade receivables		3,633	338
Other accounts receivable and prepaid expenses	5	2,192	483

Total current assets		19,370	16,452

LONG TERM ASSETS:

Property and equipment, net	6	2,975	822
Long-term bank deposits and other long-term receivables		78	4

Total long term assets		3,053	826

Total assets		$22,423	$17,278

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2015	2014

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables		$1,070	$563
Other accounts payables and accruals	7	1,733	1,648

Total current liabilities		2,803	2,211

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	9b	-	2

Total long-term liabilities		-	2

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS EQUITY:
Share capital:	9
Ordinary Shares of NIS 0.6 par value: 60,000,000 and 40,000,000 shares authorized at December 31, 2015 and 2014, respectively; 20,518,794 and 11,765,678 shares issued at December 31, 2015 and 2014, respectively; 20,515,536 and 11,762,420 shares outstanding at December 31, 2015 and 2014, respectively		3,194	1,830
Additional paid-in capital		156,696	136,160
Accumulated deficit		(140,270)	(122,925)

Total shareholders' equity		19,620	15,065

Total liabilities and shareholders' equity		$22,423	$17,278

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2015	2014	2013

Clinical testing revenues		$6,668	$1,099	$405
Licensing revenues		1,600	228	-
Total revenues		$8,268	$1,327	$405

Cost of clinical testing revenues		6,192	1,310	709
Cost of licensing revenues		80	-	-
Total cost of revenues		6,272	1,310	709

Gross profit (loss)		1,996	17	(304)

Operating expenses:

Research and development, net	2l	2,956	1,927	1,744
Sales, marketing and business development		7,350	6,848	7,002
General and administrative		7,566	5,494	4,297
Gain from bargain purchase related to acquisition of CynoGen, Inc.	1c	(155)	-	-

Total operating expenses		17,717	14,269	13,043

Operating loss		15,721	14,252	13,347
Financial expense (income), net	11	1,605	259	(177)

Loss before taxes		17,326	14,511	13,170
Income tax expense		19	15	-

Loss from continuing operations		17,345	14,526	13,170

Net comprehensive (income) from discontinued operations	1e	-	-	(273)

Net comprehensive loss after discontinued operations		$17,345	$14,526	$12,897

Basic and diluted net loss per Ordinary Share from continuing operations		$1.15	$1.29	$1.37

Basic and diluted net (income) per Ordinary Share from discontinued operations		$-	$-	$(0.03)

Basic and diluted net loss per Ordinary Share		$1.15	$1.29	$1.34

Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share		15,092,679	11,239,892	9,593,952

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
U.S. dollars in thousands (except per share data)

	Number of Ordinary Shares	Share capital		Additional paid- in capital	Accumulated deficit	Total equity (deficit)

Balance as of January 1, 2013	9,096,547	$1,379		$125,023	$(95,502)	$30,900

Issuance of shares on May 2013, at 4.21 per share, net of $144 issuance expenses	628,245	103		2,397	-	2,500
Issuance of shares on June 2013, at 3.99 per share, net of $11 issuance expenses	94,015	16		348	-	364
Issuance of shares on September 2013, at 3.40 per share, net of $0.3 issuance expenses	2,950	(*	)	10	-	10
Issuance of shares on October 2013, at 3.28 per share, net of $24 issuance expenses	240,935	41		725	-	766
Issuance of shares on December 2013, at 3.40 per share, net of $34 issuance expenses	331,738	57		1,037	-	1,094
RSU's conversion	75,000	13		(13)	-	-
Employee options exercised	800	(*	)	3	-	3
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		893	-	893
Net loss	-	-		-	(12,897)	(12,897)

Balance as of December 31, 2013	10,470,230	$1,609		$130,423	$(108,399)	$23,633

Issuance of shares in January 2014, at 3.64 per share, net of $33 issuance expenses	261,654	45		876	-	921
Issuance of shares in April 2014, at 5.09 per share, net of $9 issuance expenses	59,241	10		283	-	293
Issuance of shares in May 2014, at 4.03 per share, net of $8 issuance expenses	66,387	11		247	-	258
Issuance of shares in June 2014, at 4.23 per share, net of $45 issuance expenses	361,967	62		1,422	-	1,484
Issuance of shares in July 2014, at 4.52 per share, net of $48 issuance expenses	351,656	62		1,481	-	1,543
Issuance of shares in August 2014, at 3.82 per share, net of $6 issuance expenses	48,452	8		171	-	179
Issuance of shares in September 2014, at 3.81 per share, net of $10 issuance expenses	84,850	14		300	-	314
RSU's conversion	43,000	7		(7)	-	-
Exercise of warrants	8,946	1		(1)	-	-
Employee options exercised	37	(*	)	(* )	-	-
Issuance of shares to a former employee	6,000	1		22	-	23
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		943	-	943
Net loss	-	-		-	(14,526)	(14,526)

Balance as of December 31, 2014	11,762,420	$1,830		$136,160	$(122,925)	$15,065

Issuance of shares in February 2015, at 4.46 per share, net of $491 issuance expenses	2,204,764	344		8,994	-	9,338
Issuance of shares related to acquisition (Note 1)	620,000	94		1,856	-	1,950
Issuance of shares in July 2015, at 3.27 per share, net of $18 issuance expenses	185,477	29		560	-	589
Issuance of shares in August 2015, at 3.04 per share, net of $3 issuance expenses	34,117	6		95	-	101
Issuance of shares and exercise of warrants B related to the October 2015 placement, at 1.33 per share, net of $331 issuance expenses	5,666,508	884		1,750	-	2,634
Reclassification of Warrants A and B to shareholders' equity	-	-		6,272	-	6,272
RSUs conversion	42,250	7		(7)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		1,016	-	1,016
Net loss	-	-		-	(17,345)	(17,345)

Balance as of December 31, 2015	20,515,536	$3,194		$156,696	$(140,270)	$19,620

* Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net loss	$(17,345)	$(14,526)	$(12,897)
Income from discontinued operations	-	-	273

Loss from continuing operations	(17,345)	(14,526)	(13,170)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	748	299	298
Gain from bargain purchase related to acquisition of CynoGen, Inc.	(155)	-	-
Foreign currency adjustments	-	-	6
Share-based compensation relating to options, RSUs, shares and warrants granted to employees, non-employees and directors	1,016	943	893
Issuance expenses of warrants classified as liabilities related to share purchase agreement	561	-	-
Revaluation of warrants related to share purchase agreements	1,051	(79)	(55)
Increase in trade receivables	(1,256)	(114)	(136)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,705)	(170)	259
Increase (decrease) in trade payables	101	(343)	152
Decrease in deferred revenue	-	(228)	-
Increase in other accounts payables and accruals	51	616	520

Net cash used in operating activities from continuing operations	(16,933)	(13,602)	(11,233)
Net cash provided by operating activities from discontinued operations	-	-	625

Net cash used in operating activities	(16,933)	(13,602)	(10,608)

Cash flows from investing activities:
Purchase of property and equipment	(273)	(247)	(626)
Acquisition of CynoGen, Inc. (a)	(2,122)	-	-
Decrease (increase) in bank deposits and restricted cash	6,526	(11)	(7,527)

Net cash provided by (used in) investing activities	4,131	(258)	(8,153)

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Issuance of shares and warrants and proceed from exercise of warrants, net	17,320	5,015	4,737

Net cash provided by financing activities	17,320	5,015	4,737

Increase (decrease) in cash and cash equivalents	4,518	(8,845)	(14,024)
Cash and cash equivalents at beginning of year	7,929	16,774	30,798

Cash and cash equivalents at end of year	$12,447	$7,929	$16,774

Supplemental disclosure:

(a) Acquisition of CynoGen, Inc.

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$1,599
Property and equipment	2,628
Gain from bargain purchase	(155)
Issuance of shares	(1,950)
	$(2,122)

(b) Supplemental disclosure of non-cash activities:

Share issuance for acquisition of CynoGen, Inc.	$1,950
Reclassification of Warrants A and B to shareholders' equity	$6,272

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. (the "Company") commenced its operations on March 9, 2000. The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, RosettaGX Cancer Origin™, RosettaGX Reveal™, mi-LUNG™, and mi-KIDNEY™, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, Clinical Laboratories Improvement Amendments ("CLIA") certified lab. With the acquisition of CynoGen, Inc. (described in Note 1c below), the Company now offers a broader menu of molecular and other assays for bladder, lung, prostate and breast cancer patients through its new facility in Lake Forest, California.

b.	The Company has three wholly-owned subsidiaries in the United States: (1), Rosetta Genomics, Inc. (“Rosetta Inc.”), (2) Minuet Diagnostics, Inc. (“Minuet”), and (3) CynoGen, Inc. (“CynoGen” or “PersonalizeDx” and collectively with Rosetta Inc. and Minuet, the “U.S. Subsidiaries”). The principal business activities of the U.S. Subsidiaries are to commercialize the Company's products, perform tests in its CLIA-approved laboratories and expand the business of the Company in the United States (see Note 1c).

c.	Acquisition of CynoGen, Inc.

On April 13, 2015, the Company, through Rosetta Inc., acquired all of the outstanding shares of Minuet and CynoGen from Prelude Corporation, a Fjord Ventures portfolio company. CynoGen is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. CynoGen is focused on the detection of genomic changes through Fluorescence in situ Hybridization ("FISH") technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

The purchase price included $2,122 in cash, 500,000 of the Company’s Ordinary Shares, par value NIS 0.6 per share (“Ordinary Shares”) and the provision of certain assets and services at cost to Prelude Corporation. Prelude Corporation has accepted 120,000 of the Company’s Ordinary Shares in lieu of the provision of certain assets and services to it by the Company. The aggregate fair value of the 620,000 Ordinary Shares issued amounted to approximately $1,950.

The acquisition was accounted for under the purchase method of accounting, in accordance with Accounting Standard Codification ("ASC") 805, "Business Combinations", and accordingly the Company allocated the purchase price to assets acquired and liabilities assumed based on a preliminary purchase price allocation study. Following the purchase price allocation, the Company did not identify intangible assets to be recorded upon acquisition. As a result, the Company recognized a bargain purchased gain of approximately $155.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Acquisition costs in the amount of $707 consisted mainly of legal, tax and accounting fees and other external costs directly related to the acquisition and were included in operating expenses, as acquisition related costs.

The following represents the unaudited consolidated pro forma revenues and net loss for the years ended December 31, 2015 and 2014 assuming the acquisition of CynoGen occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which would have actually occurred, had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2015	2014
	Unaudited	Unaudited

Total revenues	$10,171	$7,877

Net loss	$19,370	$22,577

d.	Liquidity and Capital Resources

The Company incurred an accumulated deficit of approximately $140,270 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2015. As of December 31, 2015, the Company’s total shareholders’ equity amounted to $19,620.

On February 18, 2015, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 2,424,358 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015.

In addition, on October 13, 2015, the Company entered into a Securities Purchase Agreement (the "2015 Securities Purchase Agreement"), pursuant to which the Company agreed to sell securities to various accredited investors (the "2015 Purchasers") in a private placement transaction (the "2015 Private Placement"). The Private Placement closed on October 16, 2015 (the "Closing Date").

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 3,333,333 units at a purchase price of $2.40 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share (collectively, the "Shares"), (ii) a Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date (the “2015 Series A Warrants”), and (iii) a partially pre-funded 2015 Series B Warrant (collectively and together with the 2015 Series A Warrants, the "2015 Warrants"). The 2015 Series B Warrants had an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 2,666,667 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price has been adjusted to $1.646 per share, and all of the 2015 Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 2,666,489 of the Company’s Ordinary Shares. The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293.

During 2014, the Company sold through the 2013 Cantor Sales Agreement (as defined in note 9.b.8) an aggregate of 1,234,207 of its Ordinary Shares (“Ordinary Shares”), and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. Sales of the Company’s Ordinary Shares under the Cantor Sales Agreements were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

As of December 31, 2015, the Company's cash position (cash and cash equivalents and short-term bank deposits) totaled approximately $13,493. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. Management believes that these funds, together with its existing operating plan, which includes a cost-reduction plan should it be unable to raise sufficient additional capital, are sufficient for the Company and its subsidiaries to meet its obligations as they come due at least for a period of twelve months from the date the consolidated financial statements.

e.	Parkway Clinical Laboratories, Inc. ("Parkway")

Parkway was a national, full-service CLIA-certified clinical laboratory service that was owned by the Company. On April 18, 2013 the Company signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with the Company's sale of Parkway to Sanra. Under the terms of the agreement, Sanra and Parkway paid to the Company a total of $625 in 2013. As a result of this settlement, the Parkway asset has been removed from the balance sheets and the corresponding gain in the amount of $273 was recorded in the Consolidated Statements of Comprehensive Loss as income from discontinued operations for the year ended December 31, 2013.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

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

All of the Company's revenues are generated in U.S. dollars ("Dollar"). In addition, the majority of the Company's costs and financing are in Dollars. The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. Therefore, the functional currency of the Company and its subsidiaries is the Dollar.

The Company and its subsidiaries' transactions and balances denominated in Dollars are presented at their original amounts. Non-Dollar transactions and balances have been remeasured to Dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-Dollar currencies are reflected in the Consolidated Statement of Comprehensive Loss as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned U.S. Subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

g.	Business Combinations:

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computer equipment	33
Office furniture and laboratory equipment	7 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the lease term or useful economic life

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2015 and 2014, no impairment losses have been identified.

j.	Discontinued operations:

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

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

k.	Revenue recognition:

The Company generates its revenues mainly from diagnosing patient tissue received from private patients or third-party distributors. The Company performs the diagnostic testing in its labs in the U.S. Additionally, the Company generates revenues from research and development services provided to, and licensing agreement with, third parties.

Revenues from sales of the Company's diagnostic services are recognized in accordance with ASC 605, "Revenue Recognition", when (1) persuasive evidence of an agreement exists, (2) delivery of the test result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied upon receiving a test requisition form which is an evidence of medical necessity of the test ordered for the patients in order to bill the relevant payers. Criterion (2) is satisfied when the Company performs the test and delivers a report to the physician, or makes the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. The Company assesses whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

The Company’s specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. The Company reports revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. The Company reports revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as a contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection data (which such historical collection data is readily available and reliable) of each payer or payer group, as appropriate, and used for estimating the amount of reduction in gross revenues. The Company regularly reviews its historical collection experience for non-contracted payers and adjusts its expected revenues for current and subsequent periods accordingly.

Revenues from licensed technology are recorded in accordance with the contract terms, when revenues can be reliably measured and collection of the funds is reasonably assured.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

On December 31, 2015, the Company entered into a Patent License Agreement (the “Agreement”) with Mirna Therapeutics (“Mirna”) for a worldwide sublicense to the Company’s patents related to therapeutics uses of certain microRNA technologies (the “Licensed Patents”). Under the terms of the agreement, the Company received an upfront payment of $1,600 from Mirna, which was received on January 4, 2016, and the Company is eligible for low single-digit royalties on product sales and potential milestone payments (to be performed by Mirna) and sublicense fees. The sublicensed patents are jointly owned by YEDA Research and Development Company Ltd. (“YEDA”), the commercial arm of the Weizmann Institute of Science, and the Company. As such, YEDA is entitled to a portion of these and other proceeds the Company may receive under the agreement with Mirna. The term of the agreement is for the life of the licensed patents. Mirna may terminate the agreement without cause, and, in certain cases, may be subject to significant termination fees.

As of December 31, 2015, the effective date of the Agreement, Mirna has the right to use the Licensed Patents, and accordingly, revenues of $1,600 have been recorded in the Consolidated Statements of Comprehensive Loss associated with the above transaction. The Company has no continuing involvement or other obligations to Mirna regarding the Licensed Patents.

The additional potential milestones payments and royalties will be recognized upon the achievement of future events by Mirna, in accordance with ASC 450-30-25, "Gain Contingencies". As of December 31, 2015, no milestones were achieved, or royalty payments were made, by Mirna.

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, "Revenue recognition", when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria. During 2014, the Company recognized its deferred revenue since no further performance obligation existed.

l.	Research and development expenses, net:

Research and development expenses consist of costs of salaries and related expenses, various activities related to intellectual property, research materials and supplies, and equipment depreciation. All such costs are expensed as incurred.

Royalty-bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Economy ("the OCS") for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such Royalty-bearing grants arrangements are presented as a reduction from research and development expenses in the consolidated statements of comprehensive loss in an amount of $197, $292, and $206, in the years 2015, 2014 and 2013, respectively.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

m.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Share Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 505-50, "Equity-Based Payments to Non-Employees", requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its share-option awards and values restricted share units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of share options granted with the following assumptions:

	Year ended December 31,
	2015	2014	2013

Dividend yield	0%	0%	0%
Expected volatility	116-126%	113-125%	116-131%
Risk-free interest	1.74-1.96%	1.62-2.27%	1.13-1.75%
Expected life	4.5-6.25 years	4.5-6.25 years	4.5-6.25 years

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

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

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

For the years ended December 31, 2015, 2014 and 2013, all outstanding options, RSUs, and warrants, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

o.	Income taxes:

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2015 and 2014, no liability for unrecognized tax benefits was recorded, as a result of the implementation of ASC 740.

p.	Severance pay:

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

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

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

Severance expenses for the years ended December 31, 2015, 2014, and 2013 were $102, $116, and $107, respectively.

Rosetta Inc., and CynoGen have a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The plan provides a 3% safe-harbor contribution up to the employee’s eligible compensation. In the years 2015, 2014 and 2013, the Company recorded an expense for matching contributions in the amount of $180, $112 and $65, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables and other accounts receivable.

The Company’s cash and cash equivalents are deposited mainly in Dollars with major banks in Israel, the UK and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

Trade receivables are recorded from two primary payors: Medicare and third party/private payors (“Private Payors”), all located mainly in the United States.  Trade receivables are recorded at contractual rates (or published rates for Medicare) less an allowance for contractual rates adjustment, based on reporting models utilizing historical cash collection percentages and updated for current effective reimbursement factors.  Management performs ongoing valuations of trade receivable balances based on management’s evaluation of historical collection experience and industry trends. Concentration of credit risk with respect to trade receivables is also limited by credit limits, ongoing credit evaluation and account monitoring procedures.

The Company has no significant off balance sheet concentrations of credit risk.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

r.	Fair value of financial instruments:

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

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 –	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

s.	Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

In September 2015, the FASB issued guidance on current accounting for measurement-period adjustments. The new guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

In November 2015, the FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted).The Company believes this guidance will not have significant effect on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (ASC 842)”, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company's consolidated financial statements as the Company has certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

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

The Company used an option pricing model (Black-Scholes-Merton) to determine the fair value of the warrants to purchase Ordinary Shares.  Significant inputs included an estimate of the fair value of the Company’s Ordinary Shares as of December 31, 2015, the remaining contractual life of the warrant, a risk-free rate of interest, and an estimate of the Company’s share volatility. The fair value of the liability for warrants related to share purchase agreements classified within Level 3. The fair value of the warrants at December 31, 2015 and December 31, 2014 was $0 and $2, respectively. For the year ended December 31, 2015, the Company recognized a net loss of approximately $1,051 from the revaluation of warrants related to share purchase agreement which is recorded under Financial expense in the Consolidated Statements of Comprehensive Loss (refer to Note 9).

NOTE 4:-	SHORT-TERM BANK DEPOSITS AND RESTRICTED CASH

As of December 31, 2015 and 2014, the Company's bank deposits are as follows:

December 31, 2015
Amount*)	Maturity date	Annual interest

$498	March 7, 2016	0.70%
600	December 31, 2016	1.04%

$1,098

December 31, 2014
Amount*)	Maturity date	Annual interest

$5,050	Notice 95 days	0.75%
2,000	February 1, 2015	0.65%
600	May 28, 2015	0.4%
52	December 31, 2015

$7,702

*)	Includes restricted cash deposit. See Note 8a.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses	$322	$258
Government authorities	47	61
Security deposits	65	65
Royalty-bearing grants	128	93
Amounts due from Patent License Agreement (Note 2k)	1,600	-
Other	30	6

	$2,192	$483

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computer equipment	$1,575	$1,094
Office furniture and laboratory equipment	3,281	1,397
Leasehold improvements	1,196	660

	6,052	3,151
Accumulated depreciation:
Computer equipment	1,081	794
Office furniture and laboratory equipment	1,396	1,072
Leasehold improvements	600	463

	3,077	2,329

Depreciated cost	$2,975	$822

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $748, $299, and $298, respectively.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2015	2014

Employees' salaries and payroll accruals	$1,216	$1,258
Accrued expenses and other	517	390

	$1,733	$1,648

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2015 and 2014, restricted cash was primarily attributed to bank guarantees to the landlords of the Company and CynoGen’s premises for the fulfillment of their lease commitments in the amount of approximately $678 and $52, respectively. These restricted cash deposits are presented in short-term and long-term "Bank deposited and restricted cash".

b.	The facilities of the Company and its subsidiaries are rented under various operating lease agreements, the latest of which ends in 2018. Aggregate annual minimum lease commitments under the non-cancelable operating lease agreements as of December 31, 2015, are as follows:

2016	$711
2017	668
2018	555

Total	$1,934

Total rent expenses for the years ended December 31, 2015, 2014 and 2013 were $725, $511, and $365, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $4 as of December 31, 2015.

Lease expenses for motor vehicles for the years ended December 31, 2015, 2014, and 2013, were $39, $52, and $81, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $960, of which $560 will be paid after December 31, 2015. During the years ended December, 31, 2015, 2014 and 2013, the Company paid fees in the amount of $47, $47 and $47, respectively, to the third party. The Company recorded the payments as research and development expenses.

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $424, of which $229 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014 and 2013, the Company paid fees in the amount of $37, $41, and $40, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $170 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014, and 2013, the Company paid fees in the amount of $12, $10, and $12, respectively to the third party. The Company recorded the payments as research and development expenses.

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $261, of which $114 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014 and 2013, the Company paid fees in the amount of $18, $20, and $20, respectively under this agreement. The Company recorded the payments as research and development expenses.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $420 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014 and 2013, the Company paid fees in the amount of $35, $35 and $35, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $280 will be paid after December 31, 2015. During the years ended December, 31, 2015, 2014 and 2013, the Company paid fees in the amount of $24, $24 and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	In July 2014, the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay a fixed annual license maintenance fees and royalties based on net sales. During 2015, the Company paid $10 under this agreement and accrued $80 payable to YEDA following the license agreement with Mirna, as detailed in Note 2k.

k.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the OCS. The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. During the year ended December 31, 2015 and 2014, the Company received total grants of $131 and $149, respectively, from the OCS for its development within the consortium and continued to meet the criteria to receive such grants.

l.	Ramot:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance with a plan approved, and jointly funded by the OCS and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by OCS, which was approved in November 2014. During 2015 the Company received additional extension from the OCS which extended the plan to December 31, 2015. Under the applicable terms, so long as the Company continues to meet the criteria for receiving OCS grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. During the year ended December 31, 2015 and 2014, the Company received total grants of $18 and $148, respectively, from the OCS for its development within the consortium and continued to meet the criteria to receive such grants. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS EQUITY

a.	Ordinary Shares:

Ordinary Shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

b.	Investment agreements:

1.	During the years 2010 through 2012, the Company completed several rounds of equity offerings which involved the issuance of warrants to purchase Ordinary Shares of the Company. As of December 31, 2015, 298,669 warrants remain outstanding with exercise prices ranging from $3.19 to $48. In February 2016, 104,178 warrants expired without exercise.

The Company accounts for the warrants in accordance with the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity", and based on certain terms of the warrants, classifies the Warrants as liabilities, measured at fair value in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company's Statement of Comprehensive Loss as financial income or expense.

The fair value of the outstanding warrants as of December 31, 2015 and 2014, was $0 and $2, respectively. The fair value was measured using the Black-Scholes-Merton model. In estimating the warrants' fair value, the Company used the following assumptions:

	December 31,	December 31,
	2015	2014

Risk-free interest rate	0.14%	0.67%
Expected volatility	61%	57%
Expected life (in years)	1	2
Expected dividend yield	0	0
Fair value:
Warrants	$0	$2

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

2.	On March 22, 2013, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2013 Cantor Sales Agreement”) with Cantor, pursuant to which the Company could offer and sell, from time to time through Cantor, its Ordinary Shares. From May 22, 2013 through December 31, 2013, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 1,297,883 of its Ordinary Shares, and received gross proceeds of $4,947 before deducting issuance expenses in an amount of $213. During 2014, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 1,234,207 of its Ordinary Shares, and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. Sales of the Company’s Ordinary Shares under the 2013 Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

3.	On April 14, 2014, a cashless exercise of warrants that were issued in 2012 occurred resulting in the issuance of an aggregate of 8,946 Ordinary Shares to the warrant holders.

4.	On September 18, 2014, the Company's Board of Directors approved the issuance of 6,000 Ordinary Shares to a former employee. Accordingly, the Company recorded $23 as marketing and business development expense.

5.	On February 18, 2015, the Company entered into the 2015 Cantor Sales Agreement with Cantor, as sales agent, and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 2,424,358 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015. Sales of the Company’s Ordinary Shares under the 2015 Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

6.	On October 13, 2015, the Company entered into the Securities Purchase Agreement, pursuant to which the Company agreed to sell securities to the 2015 Purchasers in the 2015 Private Placement. The Private Placement closed on October 16, 2015 (the "Closing Date").

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 3,333,333 units at a purchase price of $2.40 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share, (ii) a 2015 Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded 2015 Series B Warrant. The 2015 Series B Warrants had an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 2,666,667 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price has been adjusted to $1.646 per share, and all of the 2015 Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 2,666,489 of the Company's Ordinary Shares. The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293. For its services in the offering, the Company granted 100,000 Series A Warrants to the placement agent.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company accounted for the 2015 Series A and Series B Warrants according to the provisions of ASC 815 and based on certain terms of the warrants, classified them as liabilities, measured at fair value measured at fair value in each reporting period until they are exercised, expired or terms of the warrants become fixed, with changes in the fair values being recognized in the Company's Consolidated Statement of Comprehensive Loss as financial income or expense.

The fair value of the 2015 Series A and 2015 Series B Warrants was measured using the Black-Scholes-Merton model. In estimating the warrants' fair value, the Company used the following assumptions:

December 31, 2015

Risk-free interest rate	0.08%-1.72%
Expected volatility	50%-123%
Expected life (in years)	0.16-4.9
Expected dividend yield	0
Fair value:
Warrants	$1.25-1.52

For the year ended December 31, 2015, the Company recognized revaluation expenses of approximately $1,051 in the Consolidated Statement of Comprehensive Loss included in "Financial expenses (income), net".

During November 2015, following the tenth trading day of the effective date of the resale of the registration statement (as defined above), the exercise price was set and the terms of the 2015 Series A and B Warrants became fixed, resulting in the classification of the fair value of the 2015 Series A and B Warrants of $6,272 to shareholders' equity. In addition, 2,333,333 2015 Series B Warrants were exercised.

As of December 31, 2015, 1,766,667 2015 Series A Warrants and 333,333 2015 Series B Warrants are outstanding. In February 2016, the remaining 333,333 2015 Series B Warrants were exercised.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

c.	Share option plans:

1.	In March 2003, the Company adopted a share option plan (the "2003 Plan"). The 2003 Plan provided for the grant of options to the Company's directors, employees, consultants and service providers. In July 2006, the Company adopted the 2006 Global Share Incentive Plan (the "2006 Plan"), pursuant to which options may be granted to the Company's directors, employees, consultants and service providers. Pursuant to the 2006 plan, the 2003 Plan was terminated and the 5,363 Ordinary Shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. All outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 Plan and that are canceled are transferred to the 2006 Plan. As of December 31, 2015, 32 Ordinary Shares remain outstanding under the 2003 Plan.

Pursuant to the 2006 Plan, between July 2006 and October 2012, the Company approved an additional 903,739 Ordinary Shares for the 2006 Plan for any other share option plans that have previously been, or in the future may be, adopted by the Company.

On November 12, 2014, at the Company’s Annual Shareholder Meeting, the Company’s shareholders approved the addition of 900,000 Ordinary Shares to the shares authorized for issuance under the 2006 Plan.

On December 3, 2015, at the Company’s Annual Shareholder Meeting, the Company’s Shareholders approved the addition of 765,000 Ordinary Shares to the shares authorized for issuance under the 2006 plan, bringing the total number of Ordinary Shares authorized for issuance under the 2006 Plan to 2,576,674. As of December 31, 2015, a total of 1,017,397 Ordinary Shares remain available for future grants under the 2006 Plan.

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

During 2013, the Company's Board of Directors approved the grant of 3,000 RSUs to certain employees. Furthermore, during 2013, certain members of the Company’s Board of Directors were granted 40,000 RSUs under the approval of the Company’s shareholders at the 2012 and 2013 Shareholder meetings. During 2014, 43,000 RSUs became fully vested and were converted into Ordinary Shares of the Company. During 2015, 45,000 RSU and 244,000 options were granted to directors and officers of the Company.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

2.	The following is a summary of the Company's share options granted among the various plans:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	1,104,409	$5.84
Granted	309,805	$1.65
Exercised	-	$-
Forfeited	(119,644)	$(3.74)
Outstanding at the end of the year	1,294,570	$5.03	7	$17

Vested or expected to vest	1,262,976	$4.8	6.98	$17

Options exercisable at the end of the year	581,609	$7.39	6.21	$-

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2015, 2014 and 2013 was $1.45, $2.62, and $2.46, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary Shares on December 31, 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount changes based on the fair market value of the Company's shares.

The following table summarizes information about options to employees and non-employees outstanding at December 31, 2015 under the Plans:

Exercise price	Options outstanding at December 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2015	Average exercise price of options exercisable

$1.16-2.86	566,061	7.58	$2.01	90,859	$2.71
$3.26-3.57	253,324	7.08	$3.41	143,896	$3.41
$3.62-4.69	100,146	7.24	$4.04	39,780	$4.34
$5.16-99	365,373	5.85	$6.15	297,408	$6.35
$123-528.01	9,666	3.53	$155.45	9,666	$155.45

	1,294,570			581,609

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2015:

Number of RSUs

Outstanding at January 1, 2015	67,000
Granted	69,219
Converted	(42,250)
Forfeited	-
Outstanding at December 31, 2015	93,969

As of December 31, 2015, there were $1,618 of total compensation cost related to unvested options and RSUs. This amount is expected to be recognized over a weighted-average period of 1.13 years.

The following table sets forth the total share-based compensation expense resulting from options and RSUs granted to employees, non-employees and directors included in the Company's Consolidated Statement of Comprehensive Loss:

	Year ended December 31,
	2015	2014

Cost of revenues	$37	$34
Research and development, net	100	73
Sales, marketing and business development	281	226
General and administrative	598	610

Total share-based compensation expense	$1,016	$943

The Company had accounted for its options to non-employees under the fair value method ASC 505-50.

d.	Warrants issued to non-employees:

In October 2013, the Company’s Board of Directors approved the grant of 15,000 warrants to purchase 15,000 Ordinary Shares of the Company, nominal value NIS 0.6 per share, to a non-employee.

NOTE 10:-	INCOME TAXES

a.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969 ("the Tax Law"):

The Company is currently qualified as an "Industrial Company", as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

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

As of December 31, 2015, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate at the applicable rate in respect of the gross amount that the Company distributed. In addition, the Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income attributed to the exempted profits derived from the "Approved Enterprise

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate (26.5% in 2015).

On April 1, 2005, an amendment to the Law became effective (the "Amendment") and significantly changed the provisions of the Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise" such as provision generally requiring that at least 25% of the "Beneficiary Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

If the Company pays a dividend out of income derived from the "Beneficiary Enterprise" during the tax exemption period, such income will be subject to corporate tax at the applicable rate in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the "Beneficiary Enterprise". Under the Amendment, the benefit period for the Company will be extended until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for a "Beneficiary Enterprise" owned by a "foreign investor's company" during all or part of the benefit period.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval.

As of December 31, 2015, the Company did not generate income under the Law prior to and after the Amendment.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to a company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period.  The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2014 and 2015, and it scheduled to remain at 9% and 16%, respectively, in 2016.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation –0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty

The Company examined the possible effect of the amendments on its consolidated financial statements, if at all, and at this time does not believe it will opt to apply the amendments.

c.	Tax rates applicable to the income of the Company:

The Israeli corporate tax rate was 26.5% in 2015 and 2014 and 25% in 2013.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which includes a reduction of the corporate tax rate from 26.5% to 25%.

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company estimates that the effect of the change in the tax rate will not have material effect on the Company's financial position or results of operations.

The tax rates applicable to Rosetta Genomics Inc., a Delaware corporation, is corporate (progressive) tax at the rate of up to 35%, excluding state tax and local tax if any, which rates depend on the state and city in which business is conducted.

d.	Income tax on U.S. Subsidiaries:

The U.S. Subsidiaries are taxed under U.S. income tax laws. There are no significant provisions for U.S. federal, state or other taxes for any period, since no taxable income was generated in all periods since inception.

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

	December 31,
	2015	2014
Tax asset in respect of:
Operating loss carryforward and deductions	$42,443	$34,387
Reserves, allowances and other	27	22

Net deferred tax asset before valuation allowance	42,470	34,409
Valuation allowance	(42,470)	(34,409)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided full valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

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

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2015, in the amount of approximately $109,146, which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2015, the U.S. Subsidiaries have estimated total available carryforward tax losses of approximately $33,499, to offset against future taxable income which expires in the years 2027 to 2034.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

NOTE 11:-	FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2015	2014	2013

Financial income:
Interest income on short-term deposits	$(46)	$(111)	$(146)
Foreign currency adjustments gains and other	(9)	(3)	-
Revaluation of warrants related to share purchase agreement	-	(79)	(55)

Total financial income:	(55)	(193)	(201)
Financial expenses:
Bank and interest expenses	48	39	15
Foreign currency adjustments losses	-	408	6
Revaluation of warrants related to share purchase agreement, net	1,051	-	-
Issuance expenses of warrants classified as liabilities related to share purchase agreement	561	-	-
Foreign exchange futures transactions and others	-	5	3

Total financial expenses:	1,660	452	24

Financial expense (income), net	$1,605	$259	$(177)

