Form 20-F
period 2016-12-31
Rosetta Genomics Ltd.
filed 2017-03-30
CIK 1362959

As filed with the Securities and Exchange Commission on March 30, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Kenneth A. Berlin, CEO and President

3711 Market Street, Suite 740

Philadelphia, Pennsylvania 19104

Tel: (215) 382-9000

Fax: (215) 382-0815

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 7.2 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2016, the issuer had 1,843,537 ordinary shares outstanding and no preferred shares outstanding.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.

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

All information in this Annual Report on Form 20-F relating to shares or price per share reflect (i) the 1-for-4 reverse stock split effected by Rosetta on July 6, 2011 and (ii) the 1-for-15 reverse stock split effected by Rosetta on May 14, 2012, and (iii) the 1-for-12 reverse stock split effected by Rosetta on March 16, 2017.

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

We have prepared our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following financial data for the years ended December 31, 2014, 2015 and 2016, and as of December 31, 2015 and 2016 have been derived from our audited financial statements which are included elsewhere in this Annual Report. The following financial data for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014 have been derived from our audited financial statements which are not included in this Annual Report. In July 2008, through our wholly owned subsidiary Rosetta Genomics Inc., we purchased Parkway Clinical Laboratories, Inc., a privately held Pennsylvania corporation owning a CLIA-certified laboratory. Parkway remained an indirect wholly owned subsidiary until we sold it in May 2009. On April 18, 2013, we signed a settlement agreement with Sanra Laboratories (“Sanra”) in connection with our sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra and Parkway paid us a total of $625,000. Operating results for Parkway have been classified as discontinued operations for all presented periods.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss:
Clinical testing revenues	$9,234	$6,668	$1,099	$405	$201
Licensing revenues	-	1,600	228	-	-
Total revenues	9,234	$8,268	$1,327	$405	$201

Cost of clinical testing revenues	7,439	6,192	1,310	709	258
Cost of licensing revenues	-	80	-	-	-
Total cost of revenues	7,439	6,272	1,310	709	258

Gross profit (loss)	1,795	1,996	(17)	304	57

Consolidated Statements of Operations:
Operating expenses:
Research and development, net	3,156	2,956	1,927	1,744	1,247
Marketing and business development	6,806	7,350	6,848	7,002	3,938
General and administrative	7,497	7,566	5,494	4,297	3,025
Gain from bargain purchase related to acquisition of CynoGen, Inc.	-	(155)	-	-	-
Total operating expenses	17,459	17,717	14,269	13,043	8,210

Operating loss	15,664	15,721	14,252	13,347	8,267
Financial expenses (income), net	603	1,605	259	(177)	2,429
Loss before taxes	16,267	17,326	14,511	13,170	10,696
Tax expense	(34)	19	15	-	-

Loss from continuing operations	16,233	17,345	14,526	13,170	10,696
Net loss (income) from discontinued operations	-	-	-	(273)	(239)
Net loss after discontinued operations	16,233	17,345	14,526	12,897	10,457

Net loss attributable to Rosetta	$16,233	$17,345	$14,526	$12,897	$10,457
Basic and diluted net loss per ordinary share from continuing operations	$9.31	$13.80	$15.51	$16.47	$28.85
Basic and diluted net loss (income) per ordinary share from discontinued operations attributable to Rosetta	$-	$-	$-	$(0.336)	$(0.648)
Basic and diluted net loss per ordinary share attributable to Rosetta	$9.31	$13.79	$15.51	$16.13	$28.21
Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Rosetta	1,743,067	1,257,724	936,658	799,496	370,705

	As of December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,163	$12,447	$7,929	$16,744	$30,978
Short-term bank deposits and restricted cash	130	1,098	7,702	7,702	164
Trade receivable	2,851	3,633	338	224	88
Working capital	5,709	16,567	14,241	23,060	30,487
Total assets	11,961	22,423	17,278	25,880	32,530
Long-term liabilities	3,740	-	2	309	364
Total shareholders’ equity	4,417	19,620	15,065	23,633	30,900
Capital stock	160,920	159,890	137,990	132,032	126,402

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities into the third quarter of 2017. As of December 31, 2016, we had cash, cash equivalents, short-term bank deposits and restricted cash of $6.3 million, compared to $13.5 million as of December 31, 2015. We need to raise additional equity or debt capital by the third quarter of 2017 in order to continue to fund our operations, and we cannot provide any assurance that we will be successful in doing so. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern.

We may seek additional funding through collaborative arrangements and public or private equity offerings and debt financings. Additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. We also could be required to seek funds through arrangements with collaborators or others.

If adequate funds are needed and not available, we may be required to:

•	delay, reduce the scope of or eliminate certain research and development programs;

•	obtain funds through arrangements with collaborators or others on terms unfavorable to us or that may require us to relinquish rights to certain technologies or products that we might otherwise seek to develop or commercialize independently;

•	monetize certain of our assets;

•	pursue merger or acquisition strategies; or

•	seek protection under the bankruptcy laws of Israel and the United States.

Although our financial statements have been prepared on a going concern basis, we must raise additional capital before the third quarter of 2017 to fund our operations in order to continue as a going concern.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm for the fiscal year ended December 31, 2016, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities into the third quarter of 2017. In order to have sufficient cash to fund our operations through the end of the third quarter and beyond, we will need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so.

The approach we are taking to discover and develop novel microRNA-based diagnostics and therapeutics is new and may never lead to commercially accepted products.

We have concentrated our research and development efforts on diagnostics and therapeutics in the relatively new field of microRNAs. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies: RosettaGX Cancer Origin™, mi-KIDNEY™ and RosettaGx Reveal™. To date, these tests have achieved very limited commercial success. The scientific discoveries that form the basis for our efforts to develop diagnostics and therapeutics are relatively new, and the scientific evidence to support the feasibility of developing products based on these discoveries is limited. Further, our focus on developing microRNA-based diagnostics and therapeutics as opposed to multiple or more proven technologies for the development of diagnostics and therapeutics increases the risks associated with the ownership of our ordinary shares. If we or a collaborative partner are not successful in commercializing our existing diagnostic tests or developing and commercializing additional microRNA-based tests or products, our business may fail.

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

Our operations began in 2000, and we have only a limited operating history upon which our business and prospects can be evaluated. In addition, as a company providing relatively new diagnostic services, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biotechnology area. For example, to execute our business plan, we will need to successfully:

•	maintain and further build our intellectual property portfolio;

•	execute development activities using an unproven technology;

•	execute sales, marketing and distribution activities;

•	continue to develop and maintain successful strategic relationships;

•	manage our spending while costs and expenses increase as we expand our efforts to discover, develop and commercialize diagnostics and therapeutics based on microRNAs; and

•	gain commercial and, if applicable, regulatory acceptance of our tests and products.

If we are unsuccessful in accomplishing these objectives, we may not be able to raise capital, develop additional tests or products, successfully commercialize our existing tests, expand our business or continue our operations.

We have a history of losses and may never be profitable.

We have experienced significant operating losses since our inception in 2000, and as of December 31, 2016, we had an accumulated deficit of approximately $157 million. We had net loss of $16.2 million for the year ended December 31, 2016. We anticipate that the majority of any revenues we generate over the next several years will be from sales of our currently marketed products in the United States and from existing and future collaborations and licensing arrangements and the sale of future products we develop or acquire. We cannot be certain, however, that our sales efforts will be successful or that we will be able to secure any collaborations or achieve any milestones that may be required to receive payments or that diagnostic tests based on our technologies, including our currently marketed tests, will be successfully commercialized. If we are unable to secure significant revenues from our current selling efforts or through collaborations and the sale of tests or products, we may be unable to continue our efforts to discover, develop and commercialize microRNA-based diagnostics and therapeutics without raising additional funds from other sources.

Fluctuations in currency exchange rates of the New Israeli Shekel vs. the U.S. dollar may have a significant impact on our reported results of operations.

Fluctuations in currency exchange rates may have a significant impact on our reported results of operations. Although our reporting currency is the U.S. dollar, significant portions of our expenses are denominated in New Israeli Shekels, or NIS. In periods when the U.S. dollar is devalued against the NIS, our reported results of operations may be adversely affected. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could affect our reported results of operations. We enter from time to time into foreign currency hedge transactions in order to mitigate some of this risk; however, we are unlikely to offset the entire currency exchange risk.

Fluctuations in our share price may have a significant impact on our reported liabilities and reported results of financial income or expenses.

Fluctuations in our share price may have a significant impact on our reported liabilities because certain outstanding warrants and debentures are classified as liabilities measured at fair value each reporting period until they are exercised or expire, with changes in the fair values being recognized in our statement of operations as financial income or expense. In periods when share price is ascending, the reported liability and the reported results of financial expense are adversely affected.

Risks Related to Our Intellectual Property

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics could be harmed.

Our success depends, in large part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, Israel and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. As of March 1, 2017, our patent portfolio included a total of 49 issued U.S. patents, two issued Australian patents, three issued European Union patents, all validated in UK, Germany and France, and one validated also in Denmark, four issued Israeli patents, one issued Japanese patent, one issued Korean patent, 41 pending patent applications worldwide, consisting of 20 U.S. patent applications, four of which received notice of allowance, six applications that are pending in Europe, two of which received a notice of allowance, two applications pending in Israel, one application pending in Japan, two applications pending in Canada, three applications pending in China, three applications pending in Brazil, and two PCT applications. There can be no assurance, however, that any of these pending patent applications will result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated, or circumvented.

Furthermore, the standards that the U.S. Patent and Trademark Office, or USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Furthermore, the field of microRNAs is new and developing. Accordingly, there is significant uncertainty about what patents will be issued, and what their claims may cover. It is likely that there will be significant litigation and other proceedings, such as interference proceedings and opposition proceedings, in certain patent offices, relating to patent rights in the microRNA field. Others may attempt to invalidate our intellectual property rights. Currently, there is an opposition proceeding pending against one of our patents in Europe. This opposition relates to a patent granted by the European Patent Office that claims the use of miR-34a for the preparation of a pharmaceutical composition for treating cancer where the cancer is p53 negative. Even if this opposition is successful, we do not anticipate that the result will have a materially adverse effect on our business.

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

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and any such changes could have a negative impact on our business. There have been several cases involving “gene patents” and diagnostic claims that have been considered by the U.S. Supreme Court. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, Inc., the Court held that claims to isolated genomic DNA were not patentable subject matter, but claims to complementary DNA (cDNA) molecules were patentable subject matter. The effect of the decision on patents for other isolated natural products is uncertain, and this uncertainty includes microRNAs, which have a different chemical composition, differ in size, and have a more complicated discovery process than DNA. On March 20, 2012, in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., the Court held that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. Although the decision relates to biomarker method patents, relating to simple methods, for affecting treatment decisions, the decision has created uncertainty around the ability to patent certain biomarker-related method patents. On June 12, 2015, the United States Court of Appeals for the Federal Circuit (CAFC) issued a decision in Ariosa Diagnostics, Inc. v. Sequenom, Inc. The decision dealt with the subject matter eligibility of a non-invasive method for detecting paternally inherited cell-free fetal DNA from a blood sample of the pregnant woman carrying a fetus. The district court ruled that the method claims were patent ineligible and the Federal Circuit agreed. In December 2015, the CAFC denied an en banc hearing of this case. These decisions have increased the uncertainty with regard to our ability to obtain patents in the future as well as the value of current and future patents, once obtained. Depending on decisions by the U.S. federal courts and the Patent Office, the interpretation of laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents, all of which could have a material adverse effect on our business

On March 4, 2014, the USPTO issued a memorandum to patent examiners titled 2014 Procedure For Subject Matter Eligibility Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena, And/Or Natural Products. These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings. In addition, these guidelines reflect the USPTO’s interpretation of Supreme Court case law addressing patent subject matter eligibility. As such, the guidelines are subject to challenge in a court proceeding and are subject to modification by future court or USPTO decisions.

On December 15, 2014, the USPTO released the revised subject matter eligibility examination guidance to patent examiners entitled "2014 Interim Guidance on Patent Subject Matter Eligibility" (the "Interim Guidance"). The Interim Guidance intends to assist USPTO patent examiners to evaluate inventions that may be related to law of nature, natural phenomena, and/or an abstract idea. The Interim Guidance addresses the concerns raised by the public against the guidance issued in March of 2014 – namely that the USPTO applied with too broad a brush the recent Supreme Court decisions regarding the judicial exceptions (law of nature, natural phenomena, and/or an abstract idea). The USPTO’s new analysis, focusing on the claims as a whole and an analysis of the “markedly different” properties of the claimed subject matter (as compared to the natural counterpart product) is a balanced approach. The Interim Guidance also appears to indicate that a claim that recites a natural phenomenon, such as a diagnostic process or method, will satisfy Section 101 if the claim sufficiently limits the practical application of the natural phenomenon. The USPTO issued another update in July 2015 to provide additional information for subject matter eligibility. While we believe our patents and pending patent applications include claims that are patentable under current US law, as well as in foreign jurisdictions, no assurances can be given that a federal district court of the USPTO would agree.

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

Our current licenses impose, and any future licenses we enter into are likely to impose, various obligations on us. Such obligations may include:

•	royalty payments;

•	annual maintenance fees;

•	payment of fees relating to patent prosecution, maintenance and enforcement;

•	maintaining insurance coverage; and

•	using commercially reasonable efforts to develop and commercialize tests and products using the licensed technology.

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

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

•	CLIA, which requires that laboratories obtain certification from the federal government;
•	Some state laws that require laboratories that test specimens from residents of the state to obtain licenses;
•	Food Drug and Cosmetics Act and Food and Drug Administration (FDA) regulations;

•	Health Insurance Portability and Accountability Act of 1996 (HIPAA), which established comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardized electronic transactions; amendments to HIPAA under the Health Information Technology for Economic and Clinical Health Act, or HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification;
•	state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;
•	the federal anti-kickback law, or the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;
•	the federal False Claims Act, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government;
•	the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;
•	other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers; and
•	similar foreign laws and regulations that apply to us in the countries in which we operate.

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

Although the FDA has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it generally exercised enforcement discretion in not otherwise regulating most tests such as ours that are designed, manufactured and used within the same high complexity CLIA-certified laboratory at which the test was performed. These tests are known as laboratory developed tests, or LDTs. In 2014, the FDA issued a draft guidance on the regulation of LDTs entitled, “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)” and an accompanying draft guidance document, or Draft Guidance, entitled, “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs)”. However, in November 2016, the FDA announced that it would not release a final version of the Draft Guidance, and in January 2017, it published a discussion paper with its thoughts about elements of a possible future LDT regulatory framework. We cannot predict when or whether the FDA will issue a final guidance, but FDA could still try to regulate LDTs in the absence of additional guidance. Although we intend to continue to launch new clinical tests as LDTs in our CLIA-certified laboratory, we cannot provide any assurance that FDA regulations, including pre-market clearance or approval, will not be required in the future for LDTs applying our microRNA technology. If pre-market clearance or approval, or additional legal requirements such as implementing additional quality controls, are required, our business could be negatively impacted because we would have to obtain the data required to support the requirements of new FDA regulations and because our CLIA-certified laboratory may be required to stop offering our tests until they are cleared or approved by the FDA.

Diagnostic tests based on our microRNA technology may require the performance of clinical trials, which can be lengthy, costly and burdensome.

If the FDA decides to require pre-market clearance or approval of our current tests or the tests that we are developing, it may require us to perform clinical trials prior to submitting a marketing application. If we are required to conduct clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase development costs and delay commercialization. The commencement of clinical trials also may be delayed if we are unable to obtain a sufficient number of patient samples, which is a function of many factors, including the size of the relevant patient population and the nature of the disease or condition being studied. We also might need to engage contract research organizations, or CROs, to perform data collection and analysis and other aspects of these clinical trials, which might increase the cost and increase the time to completion.

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

We are subject to a number of U.S. federal and state laws and foreign laws protecting the privacy and security of identifiable health information, or “protected health information” as defined under HIPAA, and restricting the use and disclosure of that protected health information. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH). HIPAA and HITECH and their implementing regulations and guidance will be collectively referred to herein as “HIPAA”. HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as “covered entities.” Certain HIPAA provisions also apply to “business associates” of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA’s privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA’s security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. HITECH amended HIPAA to require the reporting of breaches of protected health information to affected individuals, the federal government and in some cases, to the media. We are a covered entity, and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. For example, we must take steps to ensure that our sales team does not inappropriately access or use protected health information in providing services and support to customers. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the privacy rules security standards, breach notification rules or other HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business. Large breaches of protected health information could lead to class action lawsuits and other litigation. Any publicly reported breach could cause significant reputational harm to our business and significant expense for reporting, mitigation of harm and implementation of corrective actions mandated by regulators. HITECH expanded HIPAA enforcement authority to state attorneys general, so we are subject to additional enforcement and penalties from each state where individuals affected by a HIPAA violation may reside. Allegations that we have violated individuals’ privacy or security rights, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. Many states also have adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing, as well as consent for the disclosure of genetic test results, and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. State privacy and data security laws generally overlap and apply simultaneously with HIPAA. In the event of a data breach affecting individuals from more than one state, we must comply with all relevant state notification requirements as well as HIPAA and are subject to enforcement by all relevant state and federal authorities as well as fines and penalties imposed by each state.

Non-U.S. privacy protection requirements such as the European Union’s Data Protection Directive governing the processing of personal data, may be stricter than U.S. law, and violations could result in claims for damages, fines or orders to stop or change the processing of the personal data. The European Union’s final draft General Data Protection Regulation, which is likely to be formally adopted, imposes extensive new legal obligations and substantially increases the risk of fines, with upper limits based on a corporate group’s global turnover. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws, or significant changes in these laws, could significantly impact our business and future business plans.

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

We use human tissue samples for the purpose of development and validation of our tests. Our access and use of these samples is subjected to government regulation in the United States, Israel and elsewhere and may become subject to further regulation. For example, the Israeli Ministry of Health requires compliance with the principles of the Helsinki Declaration, the Public Health Regulations (Clinical Trials in Human Subjects) 1980, the provisions of the Guidelines for Clinical Trials in Human Subjects and the provisions of the current Harmonized Tripartite Guideline for Good Clinical Practice. Our failure to comply with these or similar regulations could impact our business and results of operations. In the United States, we must comply with 45 C.F.R. 46, Federal Policy for the Protected of Human Subjects, or the Common Rule, as well as HIPAA with respect to the use of clinical data associated with tissue samples. Failure to comply with these laws may result in federal or state enforcement, fines and/or civil penalties, reputational harm and inability to use data for test validation, research or other purposes.

Risks Related to Competition and Commercialization

If we are unable to expand sales of our diagnostic tests in the United States, it would have a material adverse effect on our business and financial condition.

In November 2010, we reacquired the U.S. commercial rights to our microRNA-based diagnostic tests, and in May 2011, we established our own internal sales team consisting of four sales specialists, which has since been increased and as of the date of this report stands at 10 sales specialists, two Regional Managers and an Executive Vice President. To date, this team has had moderate success in commercializing our diagnostic tests. In addition, in July 2012 (as amended in October 2012), we entered into a co-marketing agreement with Precision Therapeutics, pursuant to which we granted Precision Therapeutics the co-exclusive right, along with us, to market the RosettaGX Cancer Origin TestTM in the United States. Precision Therapeutics launched its marketing effort in October 2012, but had limited success and this agreement terminated on February 28, 2014. If we are unable to establish adequate sales, marketing and distribution capabilities to successfully commercialize our tests in the United States, whether independently or with third parties, it will have a material adverse effect on our business and financial condition.

The intensely competitive biotechnology market could diminish demand for our tests and products.

The biopharmaceutical market is intensely competitive and rapidly changing. Many diagnostic, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the research of technologies and development of novel diagnostic tests and therapeutic products for the same diseases that we and others who may develop products based on our technologies are targeting or may target. We and they will face intense competition from tests and products that have already been approved and accepted by the medical community for the diseases for which we or they may develop tests or products. We and others who may develop products based on our technologies may also face competition from new tests or products that enter the market. We believe a significant number of tests and products are currently under development, and may become commercially available in the future, for the diseases for which we, our collaborators, or third-party licensees may try to develop tests and products. In addition to the competition we face from existing tests and products in development, we will also face competition from other companies working to develop novel tests and products using technology that competes more directly with our technologies. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Alnylam Pharmaceuticals, Inc., Asuragen Inc., HTG Molecular Diagnostics Inc., Interpace Diagnostics, Inc., QIAGEN N.V., Life Technologies Corporation, Ionis Pharmaceuticals, Inc. (formerly Isis Pharmaceuticals), Mirna Therapeutics Group, Inc. Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics Inc. and others. In addition, we face competition from companies that have developed or are developing diagnostic tests based on other non-microRNA technologies such as Cancer Genetics, Inc., NeoGenomics Inc., Biotheranostics, Inc., Foundation Medicine, and Veracyte Inc. We are also aware of several other companies that provide tests and services that are competitive with those provided by our recently acquired PersonalizeDx business, including Cancer Genetics, Inc., NeoGenomics, Inc., Miraca Life Sciences, Inc., Bostwick Laboratories, Inc. and Healthtronics Inc. If we are unable to compete effectively with existing tests and products, new treatment methods and new technologies, we and others who may develop products based on our technologies may be unable to commercialize any diagnostic tests or therapeutic products that we or they develop.

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

In the United States, private and government payors decide whether to cover a new diagnostic test, the amount that they will pay for a covered test and the specific conditions for reimbursement. In May 2012, we announced that the designated Medicare Administrative Contractor, or MAC, with jurisdiction for the RosettaGX Cancer Origin TestTM had informed us that it plans to cover this test for Medicare beneficiaries, and in June 2012, we announced that the MAC had established a reimbursement rate for the test. We then announced that this MAC had formalized its coverage decision in a Local Coverage Determination (LCD) effective August 1, 2013. Each third-party payor, however, makes its own decision about which tests it will cover and how much it will pay. While many third-party payors will follow the lead of Medicare, we cannot provide any assurance that other payors will cover this test or any of our other tests. The coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of each of our tests to each payor separately, with no assurance that approval will be obtained. Furthermore, reimbursement from third-party payors depends upon whether a service is covered under the patient’s policy and if payment practices for the service have been established. If third-party payors decide not to cover our diagnostic tests or if Medicare or other payors offer inadequate payment amounts, our ability to generate revenue from our diagnostic tests could be limited. Third-party payors that decide to reimburse for our tests may stop or lower payment at any time, which would reduce revenue. We cannot predict whether third-party payors will cover our tests or offer adequate payments. We also cannot predict the timing of such decisions. In addition, physicians or patients may decide not to order our tests if third-party payments are inadequate, especially if ordering the test could result in financial liability for the patient.

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

Failure to comply with federal and state anti-kickbackand fraud and abuse laws could result in severe penalties.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA will require applicable manufacturers of covered drugs, devices, drugs and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Changes in healthcare policy, including legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition and operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively the ACA, enacted in March 2010, makes changes that are expected to significantly affect the pharmaceutical and medical device industries and clinical laboratories. Effective January 1, 2013, the ACA includes a 2.3% excise tax on the sale of certain medical devices sold outside of the retail setting. Although a moratorium has been imposed on this excise tax for 2016 and 2017, the excise tax is scheduled to be restored in 2018.

Other significant measures contained in the ACA include, for example, coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The ACA also includes significant new fraud and abuse measures, including required disclosures of financial arrangements with physician customers, lower thresholds for violations and increasing potential penalties for such violations. In addition, the ACA establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to reduce expenditures, which may have a negative effect on payment rates for services. The IPAB proposals may affect payments for clinical laboratory services beginning in 2016 and for hospital services beginning in 2020. We are monitoring the effect of the ACA to determine the trends and changes that may be necessitated by the legislation, any of which may potentially affect our business.

President Trump and some members of the U.S. Congress have repeatedly expressed their intentions to repeal or repeal and replace the ACA. We cannot predict whether they will be successful in repealing the ACA in its entirety or in part or whether they will be successful in replacing it with a new law, nor can we predict what the effect of either of these actions would have on our business.

In addition to the ACA, various healthcare reform proposals have also emerged from federal and state governments. For example, in February 2012, Congress passed the Middle Class Tax Relief and Job Creation Act of 2012, which in part reset the clinical laboratory payment rates on the Medicare Clinical Laboratory Fee Schedule, or CLFS, by 2% in 2013. In addition, under the Budget Control Act of 2011, which is effective for dates of service on or after April 1, 2013, Medicare payments, including payments to clinical laboratories, are subject to a reduction of 2% due to the automatic expense reductions (sequester) until fiscal year 2024. Reductions resulting from the Congressional sequester are applied to total claims payment made; however, they do not currently result in a rebasing of the negotiated or established Medicare reimbursement rates.

State legislation on reimbursement applies to Medicaid reimbursement and managed Medicaid reimbursement rates within that state. Some states have passed or proposed legislation that would revise reimbursement methodology for clinical laboratory payment rates under those Medicaid programs. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us. The taxes imposed by the new federal legislation, cost reduction measures and the expansion in the role of the U.S. government in the healthcare industry may result in decreased revenue, lower reimbursement by payers for our tests or reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations. In addition, sales of our tests outside the United States subject our business to foreign regulatory requirements and cost-reduction measures, which may also change over time.

Ongoing calls for deficit reduction at the federal government level and reforms to programs such as the Medicare program to pay for such reductions may affect the pharmaceutical, medical device and clinical laboratory industries. Currently, clinical laboratory services are excluded from the Medicare Part B co-insurance and co-payment as preventative services. Any requirement for clinical laboratories to collect co-payments from patients may increase our costs and reduce the amount ultimately collected.

The Protecting Access to Medicare Act of 2014, or PAMA, includes a substantial new payment system for clinical laboratory tests under the CLFS. Under PAMA, laboratories that receive the majority of their Medicare revenues from payments made under the CLFS would report initially and then on a subsequent three-year basis thereafter (or annually for advanced diagnostic laboratory tests, or ADLTs), private payer payment rates and volumes for their tests. The final PAMA ruling was issued June 17, 2016, indicating that data for reporting for the new PAMA process will begin in 2017 and the new market based rates will take effect January 1, 2018. The private payer rate will be calculated based on claims whose adjudication is final and will include patient deductible and co-insurance amounts.  Additionally, we believe our Reveal test, once covered, would be considered ADLTs and that we can determine when to seek ADLT status. We cannot assure you that reimbursement rates under the final regulations for tests like ours will not be adversely affected.

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

We currently have distribution agreements with respect to some of our tests covering Australia, Greece, India, Israel, New Zealand, and Turkey. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis, but we are largely dependent upon these distributors for the commercial success of our tests outside of the United States. The potential revenues from these agreements are based on the sale of our products by these distributors and will depend upon our distributors’ ability to devote the necessary resources to successfully commercialize these tests. In addition, if any of our current or potential future distributors were to breach or terminate its agreement with us, the commercialization of these tests could be adversely affected because we may not have sufficient financial resources or capabilities to successfully commercialize these tests on our own or find other partners. If any of our distributors or co-marketers does not devote sufficient time and resources to the collaboration or if a collaboration is breached or terminated, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected.

We contract with a single manufacturer for the purchase of microarray chips for certain tests, including the RosettaGX Cancer Origin Test™ and miKIDNEY™. The failure of this manufacturer to supply sufficient quantities on a timely basis could have a material adverse effect on our business.

We use a single manufacturer for the supply of microarray chips for certain tests, including the RosettaGX Cancer Origin Test™ and miKIDNEY™. While we believe that there are a number of manufacturers from whom we could obtain such chips, we have not screened or approved any such manufacturers as potential back-up manufacturers for these chips, and it could take a significant amount of time and would be costly to do so. Accordingly, if this manufacturer is unable or unwilling to supply sufficient quantities of chips on a timely basis, it could have a material adverse effect on our business.

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

We rely on third parties for tissue samples and other materials required for our research and development activities, and if we are unable to reach agreements with these third parties our research and development activities would be delayed.

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

We currently have a U.S. sales and marketing team that covers the markets for our current product offerings; however, we may need to expand our sales team as we introduce diagnostic tests to new markets. In the future, we may rely on collaborators or other third parties to commercialize certain future tests we may develop in the United States in the event such tests don’t align with current call points. We have limited control over the sales, marketing and distribution activities of our collaborators, and our future revenues will depend on the success of the efforts of our collaborators. To expand our internal sales, distribution and marketing capabilities, we will have to invest financial and management resources, and we will face a number of additional risks, including:

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

We are highly dependent upon certain of our senior management and scientific staff. The loss of the service of these persons may significantly delay or prevent our achievement of product development and other business objectives. Our employment agreements with our key personnel are terminable by the employee at any time with notice. Additionally, we face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

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

We are subject to a number of risks and challenges that specifically relate to international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

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

We believe we may be a PFIC for the year ended December 31, 2016. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of our total assets for the taxable year (including cash) produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ordinary shares. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, all of which are relevant to the PFIC determination. For years in which we are determined to be a PFIC for U.S. federal income tax purposes, U.S. holders of our ordinary shares may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Accordingly, our treatment as a PFIC could therefore result in a reduction in the after-tax return of U.S. holders of our ordinary shares and may cause a reduction in the value of our shares. For more information please see “Item 10. Additional Information – E. Taxation - Certain Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.”

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

Some of our operations in Israel have been granted “approved enterprise” status by the Investment Center in the Israeli Ministry of Economy, which resulted in our being eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, as amended. These benefits will commence in the first year in which we produce taxable income. Pursuant to these benefits, undistributed income that we generate from our “approved enterprise” will be tax exempt for two years and, thereafter, will be subject to a corporate tax at a rate of 25% for an additional five to eight years, depending on the extent of foreign investment in us. The availability of these tax benefits, however, is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, compliance with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and compliance with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled and we may be required to refund the amount of the benefits already received, in whole or in part, with the addition of linkage differentials to the Israeli consumer price index and interest, or other monetary penalty. The tax benefits that we anticipate receiving under our current “approved enterprise” program may not be continued in the future at their current levels or at all.

We participated in programs supported by the Israeli Chief Scientist, which may restrict the transfer of know-how that we develop.

Until December 2016 we participated in the consortium “Rimonim,” which was supported by the Israel Innovation Authority (formerly known as the Office of the Chief Scientist, "IIA" or "OCS") of the Ministry of Economy and Industry of the State of Israel. The aim of this consortium was to develop novel technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics or anti-microRNAs for therapeutics. In addition, in the past we participated in a two year Magneton project with Tel Aviv University that was jointly funded by the IIA, the aim of which was to develop a delivery system for microRNA mimetics for the treatment of cancer. The transfer of know-how developed in the framework of these programs or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the programs requires the consent of the IIA.

The IIA, under special circumstances, may approve the transfer of the know-how developed in these supported projects outside of Israel, provided that the grant recipient pays to the IIA a portion of the sale price paid in consideration for such know-how, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer). As of December 31, 2016, we had received from the IIA total grants of $932,299 for our development under the Rimonim Consortium and $282,141 for our development under the Magneton project.

According to an amendment to the Israeli Encouragement of Industrial Research and Development Law, 5744-1984 (R&D law), a new National Technological Innovation Authority, or NTIA, was established and will replace the IIA in the implementation of the governmental policy in connection with the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). Until otherwise determined by NTIA, the provisions of the R&D Law and regulations that applied to existing IIA programs (including those provisions described above) will continue to apply.

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

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a majority of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

In addition, under the rules and regulations of The NASDAQ Stock Market, a foreign private issuer may follow its home country practice in lieu of certain NASDAQ listing requirements. For example, under NASDAQ’s rules, each of (1) the private placement completed in December 2010, (2) the concurrent private placement and registered direct offering completed in February 2011, (3) the private placement completed in October 2011, (4) the Debenture transaction completed in January 2012, (5) the registered direct offering completed in April 2012, (6) the registered direct offerings completed in May 2012, (7) the private placement completed in October 2015 and (8) the concurrent private placement and registered direct offering completed in November 2016, would have required shareholder approval because these offerings represented the issuance (or potential issuance) of more than 20% of our outstanding ordinary shares at a price per share below the greater of book value per share or market value per share. However, we chose to follow our home country practice, which did not require shareholder approval of these offerings. Because of these SEC and NASDAQ exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. See also “Item 16G Corporate Governance.”

Risks Related to our Ordinary Shares

Our stock price has been and is likely to continue to be volatile and the market price of our ordinary shares may drop.

Prior to our February 2007 initial public offering, there was not a public market for our ordinary shares. Since our ordinary shares began trading on NASDAQ on February 27, 2007, through March 24, 2017, our stock price has fluctuated from a low of $3.22 to a high of $7,086.22 (after giving effect to the reverse stock splits effected in July 2011, May 2012, and March 2017). Furthermore, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology, and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our ordinary shares to fluctuate include:

•	failure of any of our diagnostic tests to achieve commercial success;

•	failure to successfully maintain and grow the acquired business and operations of PersonalizeDx;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	our entry into new, or termination or other developments relating to our existing, collaboration, distribution and licensing agreements;

•	developments relating to our efforts to commercialize our tests in the United States;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	failure to secure adequate capital to fund our operations, or the issuance of equity securities at prices below fair market volume;

•	changes in estimates or recommendations by securities analysts, if any cover our securities;

•	litigation;

•	future sales of our ordinary shares;

•	general market conditions;

•	changes in the structure of healthcare payment systems;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	overall fluctuations in U.S. equity markets.

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

Principal Capital Expenditures

We had net capital expenditures and repayment of capital lease of $251,000 in 2016, $273,000 in 2015, and $247,000 in 2014. Our capital expenditures during 2016, 2015, and 2014 consisted primarily of laboratory equipment, computer equipment and leasehold improvements. We have financed our capital expenditures with cash generated from financing activities.

B.	BUSINESS OVERVIEW

Overview

We are seeking to develop and commercialize new diagnostic tests based on various genomics markers, including DNA, microRNA and protein biomarkers and using various technologies, including, qPCR, microarrays, Next Generation Sequencing (NGS) and Fluorescence In Situ Hybridization (FISH). We have two CLIA-certified, CAP-accredited, laboratories in Philadelphia, PA and Lake Forest, CA which enable us to commercialize our own diagnostic tests applying our microRNA technology.

We believe that we were the first commercial enterprise to focus on the emerging microRNA field, and that as a result, we have developed an early and strong intellectual property position related to the development and commercialization of microRNA-based diagnostics. Using our intellectual property, collaborative relationships with leading commercial enterprises and academic and medical institutions, and expertise in the field of microRNAs, we have initiated microRNA-based diagnostic programs for various cancers and other diseases. We are currently marketing and selling the following four diagnostic tests based on our proprietary microRNA technologies:

•	RosettaGX Cancer Origin™ (formerly “miRview® mets[2]”) – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown or uncertain primary (CUP). RosettaGX Cancer Origin ™ has replaced miRview® mets as our primary CUP assay.

•	mi-KIDNEY™ (formerly “Rosetta Kidney Cancer Test”) – This test is a microRNA-based kidney tumor classification test for pathology samples. This test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma.

•	RosettaGX Reveal – This is a microRNA-based assay for the diagnosis of indeterminate thyroid fine-needle aspirate, or FNA, samples. The test utilizes routinely prepared FNA smears to diagnose a cytologically indeterminate thyroid nodule as “benign” or “suspicious for malignancy by microRNA”. The test also measures a microRNA biomarker for medullary carcinoma.

We currently have distribution agreements with respect to some of our tests covering Australia, Greece, India, Israel, New Zealand, and Turkey. All of these distribution agreements call for samples to be sent to our CLIA-certified laboratory in Philadelphia for analysis.

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

On April 13, 2015, we acquired CynoGen, Inc., which does business as PersonalizeDx (“CynoGen” or “PersonalizeDx”). PersonalizeDx is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. PersonalizeDx is focused on the detection of genomic changes through Fluorescence In Situ Hybridization, or FISH, technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

PersonalizeDx offers its clients a virtual “tech only” platform in which such clients can collaborate with the company to perform and bill for the “professional component” of FISH molecular testing services for lung, breast, bladder, prostate and hematologic cancers. PersonalizeDx also performs IHC and histology testing services for its clients in its 30,000 square foot laboratory facility located in Lake Forest, CA. PersonalizeDx was initially founded by Abbott Laboratories, and PersonalizeDx performed several clinical trial studies for Abbott and Abbott’s research partners. PersonalizeDx is currently performing testing for one clinical trial for Abbott in bladder cancer. There is no guarantee that PersonalizeDx will be granted additional clinical trial business from Abbott moving forward.

Rosetta has entered into an agreement to sell and market products for Admera Health, offering products to oncology physicians that are key call points for the Rosetta sales force. By entering into this agreement, Rosetta believes it could gain additional opportunities to meet with oncologists and discuss new products that may improve the patients’ diagnostic experience.

In addition, we have a number of projects in our diagnostics pipelines including the research and development of product line extensions to, and next generation versions of, our thyroid assay.

We are seeking to develop a second version of RosettaGX Reveal, a microRNA-based assay for the differential diagnosis of indeterminate thyroid FNAs that utilizes routinely prepared FNA smears. This second version will combine RosettaGX Reveal’s current microRNA biomarkers with a panel of additional biomarkers. We anticipate that we will launch this assay by the end of 2018.

MicroRNAs also represent potential targets for the development of novel drugs. Until December 2016 we participated in the Rimonim Consortium, which was supported by the IIA. The aim of this consortium was to develop novel technologies for the use of short interfering RNA, or siRNA, and microRNA mimetics or anti-microRNAs for therapeutics. In this consortium we attempted to: (1) develop novel RNA molecules that contain chemical modifications or conjugations for therapeutic purposes; and (2) develop novel delivery systems for microRNAs that will enable targeted delivery to desired cells. The transfer of know-how developed in the framework of the consortium or rights to manufacture based on and/or incorporating such know-how to third parties which are not members of the consortium requires the consent of the IIA.

In addition, in the past we participated in a two-year Magneton Project. This two-year project was also supported by the IIA and was conducted in collaboration with Prof. Ronit Satchi-Fainaro (Department of Physiology and Pharmacology, Sackler School of Medicine, Tel Aviv University). It was aimed at developing a nano-carrier delivery system for microRNA mimetics for the treatment of cancer. In December 2015, we completed this project. Project activity included in vivo studies, pre-clinical toxicity studies and in vivo efficacy studies in an animal model of glioblastoma. The results have shown limited efficacy. The transfer of knowledge discovered in this project is subject to limitations specified in the Israeli R&D law.

The IIA, under special circumstances, may approve the transfer of the know-how developed in these supported projects outside of Israel, provided that the grant recipient pays to the IIA a portion of the sale price paid in consideration for such know-how, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer).

As of December 31, 2016, we had received from the IIA total grants of $932,299 for our development under the Rimonim Consortium and $282,141 for our development under the Magneton project.

The R&D law was amended effective as of January 1, 2016. Pursuant to the amendment, a new National Technological Innovation Authority, or NTIA, was established and will replace the IIA in the implementation of the governmental policy in connection with the R&D Law (and has been given discretion in the implementation of the R&D Law for such purpose). Pursuant to the amendment, the current restrictions under the R&D Law will be replaced by new arrangements to be determined by the National Authority for Technological Innovation; however, until the NTIA determines otherwise, the provisions of the R&D Law and regulations that applied to existing IIA programs (including those provisions described above) will continue to apply.

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

To leverage the potential of microRNAs as a novel diagnostic platform, we have developed proprietary methods to extract microRNAs from a wide range of tissue and body fluid samples and to quantify specific microRNA expression signatures, which may be used as diagnostic panels to potentially diagnose cancers, their subtypes, as well as the origin of metastases. We have already developed and launched a number of diagnostic tests based on our platforms and have published several papers demonstrating how our methods can be used to develop such diagnostics (e.g., Rosenwald et al., Modern Pathology, 2010; Benjamin et al., Journal of Molecular Diagnostics, 2010). Moreover, we were able to demonstrate the utility of our developed tests in post-market studies with collaborators from leading medical centers in the United States and Europe (Bishop et al. Clinical Cancer Research, 2010; Muller et al., The Oncologist, 2010).

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

Our Strategy

Rosetta’s goal is to become a leader in the development and commercialization of microRNA-based and other genomics-based, diagnostic tests. Our key business strategies to achieve this goal are as follows:

•	Leverage our knowledge and experience. We plan to leverage our extensive microRNA and Fluorescence in situ Hybridization, or FISH, knowhow and experience to potentially develop additional tissue-based as well as body fluid-based diagnostic tests.

•	Maximize sales of our current commercial tests through geographic partners and our own commercial efforts. We plan to maximize revenues from our current commercial tests via corporate relationships and through our own targeted commercial efforts. We have distribution agreements with three distributors, pursuant to which these distributors have the right to commercialize these tests in their territories.

•	Build and maintain a strong intellectual property position. We believe that we were the first commercial enterprise to focus on the emerging field of microRNAs. We also believe we have an early and strong intellectual property position (both patents we own and those we have exclusively, co-exclusively, or non-exclusively licensed) in the area of developing and commercializing microRNA-based diagnostic tests. Our patent strategy is to seek broad coverage on all of our identified microRNA sequences. We have also filed, and intend to continue to file, patent applications that claim our technical platforms and method-of-use for specific diagnostic and therapeutic applications.

•	Leverage our intellectual property position and microRNA expertise to continue to establish strategic collaborations. We intend to continue to establish strategic collaborations with leading clinical diagnostic and pharmaceutical companies to further develop and commercialize microRNA-based diagnostics. We believe that our strong intellectual property position and expertise in the field of microRNAs will be very attractive to additional collaboration partners.

Our MicroRNA-Based Diagnostic Tests

The Role of MicroRNAs in Diagnostic Products

Diagnostic tests are designed to provide physicians and their patients with information relating to one or more of the following:

•	the existence or the probability of developing disease;

•	the exact type of the disease;

•	the severity of the disease;

•	the potential efficacy of specific therapies, such as different drugs or therapeutic procedures;

•	the monitoring of success of a chosen therapy; or

•	the likelihood of disease recurrence.

We believe that using microRNAs as diagnostic biomarkers enables the development of diagnostic products that can provide more accurate and comprehensive information to doctors and patients. Currently, many diagnostic tests are designed to detect abnormal levels of messenger RNAs or proteins. We believe microRNA-based tests have the potential to be superior to these tests because it is believed that microRNAs are closer to the biological origin of disease, and many studies have shown their involvement in disease processes, including the demonstration that microRNAs are both diagnostic and prognostic markers. A change in the expression level of a single microRNA may affect the activity of dozens of messenger RNA genes, which in turn may affect the level of hundreds of proteins. In addition, microRNAs are very tissue specific and very stable in body fluids and tissue samples. Thus, we expect that by focusing our efforts on microRNAs, we can develop a less complex biomarker panel. Furthermore, extracting microRNAs from tissue and body fluid samples is more reliable than extracting messenger RNAs because of the greater stability of microRNAs. In addition, amplification technologies, such as PCR, can potentially increase the sensitivity of a microRNA-based diagnostic test by generating millions of copies of a particular microRNA and thereby making it easier for the test to detect the presence of the microRNA. Since amplification technologies cannot be used with proteins, we believe microRNA-based diagnostic tests have the potential to be more sensitive than protein-based diagnostic tests.

Our Diagnostic Product Development Process

Our development process for diagnostic products consists of the following important steps:

•	Access to samples. As a prerequisite for the development and clinical validation of diagnostic products, evaluation of clinical samples is critical. Accordingly, we have entered into collaborations with several institutions in Israel, Europe and the United States that provide us high quality clinical samples. These relationships provide us the opportunity to study thousands of well-characterized samples relevant to different disease areas such as cancer, cardiovascular indications, women’s health, and neurodegenerative diseases. The sample collections include solid tumor samples and various body fluids, as well as high quality tissue samples from archival pathology banks. Where relevant, samples are accompanied by a database of medical history and clinical information, such as diagnosis, treatment and response to treatment, recurrence and survival, which for the samples from the archival pathology banks can be as long as 20 years.

•	RNA extraction. We utilize both commercial and our proprietary technologies to extract microRNAs from both tissue and body fluid samples.

•	Expression profiling. The identification of microRNA biomarkers requires sensitive and specific measurements of the levels of the microRNAs extracted from the tissue or body fluid samples. We have developed proprietary methods to rapidly, robustly and accurately perform these measurements. Our methods allow us to perform simultaneous profiling of multiple samples, and we believe result in more accurate measurements of expression levels for each of the analyzed samples.

•	Analysis. We analyze expression profiles to identify microRNA signatures, which detect the existence of disease and provide information on certain disease parameters, such as tumor subtype, tumor origin, tumor aggressiveness, response to treatment, and risk of recurrence. Identifying microRNA signatures is a complex task, and we believe our analytical expertise is one of our key advantages.

Current MicroRNA-Based Commercial Tests

We are currently marketing and selling the following diagnostic tests based on our proprietary microRNA technologies:

•	RosettaGX Cancer Origin™ (formerly “miRview® mets[2]”) – This test is our second-generation microRNA-based diagnostic for the identification of the primary site of metastatic cancer, specifically metastatic cancer of unknown primary (CUP). CUP is a heterogeneous group of cancers that constitutes approximately 3-5% of all cancers with a poor median survival of six to ten months. It is estimated that over 50,000 patients in the United States are diagnosed with CUP each year. A patient is typically diagnosed with CUP only after undergoing a wide range of tests, including various imaging tests such as x-ray, CT, MRI, and PET, which have failed to identify the origin of the cancer. Presently, the choice of treatment for metastatic cancer is largely dependent on the nature of the primary tumor. Patients with CUP pose a therapeutic dilemma and treatment is often empiric with a “one treatment fits all” approach. In the era of rapidly growing effective cytotoxic and targeted therapies for known cancers, quicker and more accurate methods to identify the tissue of origin of CUP cancers would permit the use of these therapies, thereby improving the chances of achieving a response and possibly extending the patient’s survival. RosettaGX Cancer Origintm is able to identify 49 tumor types that include carcinomas, soft tissue tumors, lymphoma and other malignancies with very high accuracy.

•	RosettaGX Reveal – This is a microRNA-based assay for the diagnosis of indeterminate thyroid fine-needle aspirate, or FNA, samples. The test utilizes routinely prepared FNA smears to diagnose a cytologically indeterminate thyroid nodule as “benign” or “suspicious for malignancy by microRNA”. The test also measures a microRNA biomarker for medullary carcinoma. The test targets patients with a cytologically indeterminate FNA biopsy result, estimated to be up to 150,000 people annually in the United States alone. FNA biopsy is the most widely used method for diagnosis of thyroid nodules. FNA biopsy allows a definitive benign or malignant diagnosis of the majority of tumors; however, 10-30% of FNAs are classified as cytologically indeterminate. Most patients with cytologically indeterminate nodules are referred for partial or complete thyroidectomy, though up to 70% of these nodules prove to be benign on final surgical pathology.

•	mi-KIDNEY (formerly “Rosetta Kidney Cancer Test”) - In May 2012 we launched this microRNA-based kidney tumor classification test for pathology samples. This test targets newly diagnosed kidney tumor patients, estimated to be 61,560 people in the United States in 2015. Renal cancers account for more than 3% of adult malignancies and cause more than 14,000 deaths per year in the United States. The test was designed to classify primary kidney tumors into one of the four most common types: the malignant renal cell carcinomas clear cell (conventional), papillary and chromophobe as well as the benign oncocytoma. These histological subtypes vary in their clinical course and their prognosis, and different clinical strategies have been developed for their management. In some of the kidney tumor cases it is difficult for the pathologist to distinguish between tumor types on the basis of morphology. The microRNA-based assay that we have developed is performed by measuring microRNA biomarkers in a sample from the tumor. The assay uses the expression of 24 microRNAs to accurately identify the kidney tumor subtype.

We currently have distribution agreements with respect to some of our tests covering Australia, Greece, India, Israel, New Zealand, and Turkey. All of these distribution agreements call for samples to be sent to our CLIA-certified, CAP-accredited laboratory in Philadelphia, Pennsylvania for analysis.

Our Long-Term MicroRNA-Based Diagnostic Test Pipeline

We are seeking to develop a second version of RosettaGX Reveal, a microRNA-based assay for the differential diagnosis of indeterminate thyroid FNAs that utilizes routinely prepared FNA smears. This second version will combine RosettaGx Reveal’s current microRNA biomarkers with a panel of DNA-based biomarkers providing prognostic information (e.g. BRAF and TERT mutations). Four to seven percent of the general population develops nodules in the thyroid that can be felt on examination but fewer than 10% are malignant. An FNA to obtain tissue for analysis is the standard technique for detecting cancer. Interpretation of FNA samples is not always straightforward, leading to an indeterminate result in up to 30% of the samples. Currently, many patients with indeterminate results are sent to surgery as a precaution, even though the majority are benign, exposing patients to unnecessary surgical risk and costing hundreds of millions of dollars.

Our PersonalizeDx Business

PersonalizeDx is a CAP-accredited, CLIA-certified commercial laboratory that performs testing services on two primary platforms: FISH and IHC. FISH molecular tests query specific chromosome regions and genes in order to provide diagnostic, prognostic and predictive information to clients in order to assist with patient treatment decisions. The majority of the company’s test volume and revenues are derived from the following tests in bladder, prostate and lung cancers:

•	UroVysion® - UroVysion is a urine-based FISH assay intended for use in conjunction with and not in lieu of current standard diagnostic procedures, as an aid for initial diagnosis of bladder carcinoma in patients with hematuria and subsequent monitoring for tumor recurrence in patients previously diagnosed with bladder cancer. UroVysion was the first test launched by CynoGen/PersonalizeDx in 2009 and remains a top volume and revenue producer for the company. UroVysion is currently a covered service by Medicare and the majority of private third party payers for the FDA approved clinical indications. PersonalizeDx provides a ‘tech only’ service option for UroVysion that allows Pathologists throughout the United States to partner with the lab through its ‘virtual’ portal.

•	ERG/PTEN - ERG and PTEN are FISH-based prognostic tests in prostate cancer that help urologists with the important decision point of whether or not to initiate surgery with their lower risk prostate cancer patients. ERG and PTEN have both been proven to be key biomarkers in the progression of prostate cancer, and abnormal results specific to these genes may indicate the need for more aggressive treatment. ERG and PTEN testing is performed on the same tumor tissue that is taken from the patient’s initial core needle biopsy procedure. PersonalizeDx also offers a ‘tech only, virtual’ service for ERG and PTEN testing.

•	ALK/ROS1 - ALK and ROS1 are FISH-based predictive tests indicated for patients that are diagnosed with late stage lung cancer. Patients that test positive for either ALK or ROS1 rearrangements are considered candidates for ALK-inhibitor therapy such as XALKORI® (crizotinib). Both ALK and ROS1 are listed in the FDA label for such therapy, and these tests have been recommended for routine testing by the National Comprehensive Cancer Institute’s (NCCN) guidelines. Again, PersonalizeDx offers its ‘tech only’ platform for ALK/ROS1 testing to its clients.

•	PCR Gene Mutation Analysis - PersonalizeDx has launched several PCR-based tests for bladder, lung, colon and melanoma patients since 2014. FGFR3, EGFR, KRAS, BRAF and NRAS are additional assays that support the core test offerings in urological disease and solid tumor analysis, and allow for an expanded breadth of testing services which may attract new customers that demand a more complete offering and is currently being outsourced to third parties.

Our Intellectual Property Strategy and Position

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	navigate the changing legal patent landscape;

•	defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

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

As of March 1, 2017, our patent portfolio included a total of 49 issued U.S. patents, two issued Australian patents, three issued European patents, all validated in UK, Germany and France, and one validated also in Denmark, four issued Israeli patents, one issued Japanese patent, one issued Korean patent, 41 pending patent applications worldwide, consisting of 20 U.S. patent applications, four of which received notice of allowance, six applications that are pending in Europe, two of which received a notice of allowance, two applications pending in Israel, one of which received a notice of allowance, three applications pending in Japan, three applications pending in Canada, three applications pending in China, three applications pending in Brazil, and one PCT application. All 41 pending patent applications relate to human microRNAs and their uses. Thirty applications contain claims directed to microRNA-based diagnostics in Heart Failure, Alzheimer’s disease, Cancer of Unknown Origin (CUP), thyroid, lung, gastric and other cancers; and six contain claims directed to microRNA-based therapeutics. The issued patents expire between 2022 and 2031.

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

First Tier: Composition-of-Matter Patent applications on Biologically Validated MicroRNAs

We have filed a first tier of patent applications claiming patent coverage for the composition-of-matter of microRNAs that we have either detected by microarray or biologically validated by sequencing or qRT-PCR. In addition to the function and utility based on informatically calculated targets, the microRNAs claimed in these patent applications are further described as potential markers of a disease, as supported by differential expression of these microRNAs in healthy versus diseased tissue. Our patent portfolio includes 34 issued patents and five patent applications with composition-of-matter claims.

Second Tier: Technologies to detect MicroRNAs

We have filed a second tier of patent applications claiming patent coverage for our proprietary discovery process technologies for microRNA detection, including qRT-PCR methods, microarray, in-situ hybridization and extraction methods from all body fluids. Our patent portfolio includes two issued patents, one in the U.S. and one in Europe which has been validated in the UK, Germany, France and Denmark related to discovery process technologies.

Third Tier: Method-of-Use Patents

We have filed a third tier of patent applications claiming patent coverage for the method-of-use of microRNAs, including diagnostic and therapeutic uses for specific diseases. This tier of patent applications includes applications which we have filed ourselves and those that we have filed jointly with academic, medical and commercial partners with whom we collaborate. Our patent portfolio includes 36 (22 of which are solely owned by Rosetta and 14 that are co-owned) patent applications with method of use claims related to diagnostic and therapeutic uses of microRNAs and we expect to file additional third tier applications in the future.

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

These microRNAs can be licensed by Max Planck for diagnostics purposes to three other parties. Max Planck is obligated to notify us of any more favorable license in the diagnostics field it grants for these microRNAs, in which event we shall have the right to adopt all material terms of such license. We have the right to enter into sublicense agreements, provided that the granted sublicense includes a license to intellectual property rights owned or co-owned by us as well, is reasonably necessary for sublicensee in order to further develop and/or commercialize or manufacture products and permits no more than one tier of sublicensing.

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

The agreement terminates upon the expiration or abandonment of all issued and filed licensed patents. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $410,164 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with three months’ prior written notice. We have the obligation to use commercially reasonable efforts to develop and commercialize the products and services based on the licensed patents in the field of diagnostics. In the event we cease carrying out our business related to the agreement we must notify Max Planck and then both parties have the right to terminate the agreement with three months’ prior notice. Max Planck also has the right to terminate the agreement if we challenge one of the licensed patents; if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment. The agreement will terminate automatically upon filing of bankruptcy or insolvency proceedings by or against us, or upon the assignment of all or a substantial portion of our assets for the benefit of creditors.

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

The agreement terminates upon the later of the expiration or abandonment of the last patent to expire or become abandoned of the patent rights contemplated under the agreement, or, if no patent ever issues from the patent rights, ten years after the first commercial sale of the first licensed product, as contemplated under the agreement. Based on an estimate of the date of expiration of the last patent to expire, we estimate that we will pay a minimum of approximately $252,409 in aggregate annual license maintenance fees over the term of this agreement. We have the right to terminate the agreement with 60 days prior written notice. Max Planck also has the right to terminate the agreement if we fail to cure a breach within 60 days of receiving notice of such breach; or if we fail to pay within 30 days of a notice requiring a payment.

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

Competition

Our industry is highly competitive and subject to rapid and significant technological change. All of the tests and products we are developing or may develop in the future, if approved, will compete against existing non-microRNA-based diagnostic tests and therapies. In addition, we believe a significant number of non-microRNA-based diagnostic tests and drug candidates are currently under development and may become available for the diseases we are targeting or may target. We face competition for our micro-RNA-based test and products from non-microRNA-based competing tests and products from companies such as Cancer Genetics, Inc., Biotheranostics, Inc., Foundation Medicine and Veracyte, Inc. that have developed or are developing diagnostic tests based on other non-microRNA technologies. We also face competition from other companies working to develop novel tests and products using technology that competes more directly with our microRNAs. We are aware of several other companies that are working to develop microRNA diagnostics and therapeutics, including Alnylam Pharmaceuticals, Inc., Asuragen Inc., HTG Molecular Diagnostics Inc., Interpace Diagnostics, Inc., QIAGEN N.V., Life Technologies Corporation, Ionis Pharmaceuticals, Inc. (formerly Isis Pharmaceuticals), Mirna Therapeutics Group, Inc. Merck & Co., Inc., Santaris Pharma A/S, Regulus Therapeutics Inc. and others. We are also aware of several other companies that provide tests and services that are competitive with those provided by our recently acquired PersonalizeDx business, including Cancer Genetics, Inc., NeoGenomics, Inc., Miraca Life Sciences, Inc., Bostwick Laboratories, Inc. and Healthtronics Inc.

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

Food and Drug Administration

Laboratory Developed Tests

Although the FDA has consistently stated that it has the authority to regulate clinical laboratory tests as medical devices, it generally exercised enforcement discretion in not otherwise regulating most tests such as ours that are designed, manufactured and used within the same high complexity CLIA-certified laboratory at which the test was performed. These tests are known as laboratory developed tests, or LDTs. In 2014, the FDA issued a draft guidance on the regulation of LDTs entitled, “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)” and an accompanying draft guidance document, or Draft Guidance, entitled, “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs).” However, in November 2016, the FDA announced that it would not release a final version of the Draft Guidance, and in January 2017, it published a discussion paper with its thoughts about elements of a possible future LDT regulatory framework. We cannot predict when or whether the FDA will issue a final guidance, but the FDA could still try to regulate LDTs in the absence of additional guidance.

If the FDA were to regulate LDTs as it does other types of in vitro diagnostic tests, the LDTs could be subject to premarket review which could necessitate obtaining (i) clearance of a 510(k); or (ii) approval a premarket approval application, or PMA.

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

Physician Self-Referral Laws

The federal ban on physician self-referrals, commonly known as the “Stark Law,” prohibits, subject to certain exceptions, a physician from referring Medicare and Medicaid patients to an entity providing certain “designated health services” for which payment would otherwise be made by Medicare if the physician or an immediate family member of the physician has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing Medicare for any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per service and possible exclusion from federal healthcare programs. In addition, through application of other laws, conduct that violates the Stark Law can also give rise to False Claims Act lawsuits.

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

Reimbursement

United States

Recent and future changes to policies and pricing from the MolDx molecular diagnostics program utilized by Noridian Healthcare Solutions, our Medicare Administrative Carrier, could have positive or negative effects on our Medicare billing. This relates primarily to our high complexity laboratory in Lake Forest, California which is under Noridian and MolDx jurisdiction. MolDx changes to FISH coding and reimbursement over the past three years is indicative of the MolDx impact. In 2013, MolDx reduced FISH reimbursement in an attempt to reduce overutilization causing substantial losses for many laboratories. In 2016, MolDx revised pricing for FISH upward after implementing better utilization controls in the form of revised code and billing guidance.

In the United States, payments for diagnostic tests come from several sources, including third-party payors such as insurance companies and health maintenance organizations; government health programs such as Medicare and Medicaid; patients; and, in certain circumstances, hospitals or referring laboratories (who then bill health third-party payors for testing).

Reimbursement of our tests by third-party payors is essential to our commercial success. Where there is a payor coverage policy, contract, or agreement in place, we bill the third party payor, the hospital, or referring laboratory as well as the patient (for deductibles and coinsurance or copayments, where applicable) in accordance with established policy, contract, or agreement terms. Where there is no payor policy in place, we pursue third party reimbursement on behalf of each patient on a case-by-case basis. Our efforts on behalf of these patients take a substantial amount of time and expense, and bills may not be paid for many months, if at all. Furthermore, if a third-party payor denies coverage after final appeal, it may take a substantial amount of time to collect from the patient, if we are able to collect at all.

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

Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers or set rates as a percentage of the billed charge. Payment for diagnostic tests furnished to Medicare Part B beneficiaries is made based on the Clinical Laboratory Fee Schedule (“CLFS”), under which a payment amount is assigned to each covered CPT code. The law technically requires fee schedule amounts to be adjusted annually by the percentage increase in the consumer price index, or CPI, for the prior year, but Congress has frozen payment rates in certain years. For clinical laboratory services furnished through December 31, 2017, the ceiling for established tests is set at 74% of the median of all contractor fee schedule amounts for a particular test for which the national limitation amount (“NLA”) was established before January 1, 2001. The NLA is 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by state.

On April 1, 2014, President Obama signed into law the Protecting Access to Medicare Act (“PAMA”), which established a new method for setting rates paid pursuant to the CLFS. PAMA requires laboratories that receive the majority of their Medicare revenues from payments made under the CLFS or Medicare’s Physician Fee Schedule to report, beginning January 1, 2016, private payer payment rates and volumes for their tests. Under a proposed rule ruled published by CMS on September 25, 2015, CMS proposed to limit reporting to laboratories that receive at least $50,000 in Medicare revenues from laboratory services. CMS has yet to finalize the proposed rule. CMS will use the rates and volumes reported by laboratories to develop Medicare payment rates for the tests equal to the volume-weighted median of the private payer payment rates for the tests. Rates for “advanced diagnostic laboratory tests” will be reported annually; rates for other diagnostic tests will be reported every three years. Laboratories that fail to report the required payment information may be subject to substantial civil money penalties.

The final PAMA ruling was issued June 17, 2016, indicating that data for reporting for the new PAMA process will begin in 2017 and the new market based rates will take effect January 1, 2018. We believe that the final PAMA regulations are generally favorable for us. The private payer rate will be calculated based on claims whose adjudication is final and will include patient deductible and co-insurance amounts. Additionally, we believe our tests, once covered, would be considered ADLTs and that we can determine when to seek ADLT status. We cannot assure you that reimbursement rates under the final regulations for tests like ours will not be adversely affected.

For the first three years, payment rate reductions are limited to ten (10) percent per year, and to fifteen (15) percent the following three years. The phased-in payment amount limit per year for existing tests paid under the CLFS prior to January 1, 2018 will be applied using the 2017 NLA for the existing test as the baseline payment amount. To determine the application of the phased-in payment reduction limit for a test, the weighted median private payor rate calculated for calendar year 2018 will be compared to the calendar year 2017 NLA.

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

European Union

In the European Union the reimbursement mechanisms used by third party payors vary by country. For the public systems reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions, which again can vary by country.

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

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities into the third quarter of 2017. As of December 31, 2016, we had cash, cash equivalents, short-term bank deposits and restricted cash of $6.3 million, compared to $13.5 million as of December 31, 2015. We need to raise additional equity or debt capital by the third quarter of 2017 in order to continue to fund our operations, and we cannot provide any assurance that we will be successful in doing so. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern.

We have used substantial funds to discover, develop, commercialize and protect our microRNA tests and technologies and will require substantial additional funds to continue our operations. Following our acquisition of PersonalizeDx in 2015, we have incurred and, assuming the availability of sufficient cash resources, expect to continue to incur increased costs that may adversely affect our operations and liquidity in 2017 and beyond. Our current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. Our ability to successfully carry out our business plan is primarily dependent upon our ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase our cash collections and (4) generate significant additional revenues.

We may seek additional funding through collaborative arrangements and public or private equity offerings and debt financings. Additional funds may not be available to us when needed on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing shareholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. We also could be required to seek funds through arrangements with collaborators or others.

If adequate funds are needed and not available, we may be required to:

•	delay, reduce the scope of or eliminate certain research and development programs;

•	obtain funds through arrangements with collaborators or others on terms unfavorable to us or that may require us to relinquish rights to certain technologies or products that we might otherwise seek to develop or commercialize independently;

•	monetize certain of our assets;

•	pursue merger or acquisition strategies; or

•	seek protection under the bankruptcy laws of Israel and the United States.

Since our inception in March 2000, we have generated significant losses. As of December 31, 2016, we had an accumulated deficit of approximately $157 million. We funded our operations through December 31, 2016 primarily through proceeds received from the sale of equity securities to investors:

We have focused our efforts since inception primarily on research and development, building and maintaining our intellectual property, business planning and commercializing our products. We have not achieved profitability and, assuming the availability of sufficient cash resources, we expect to incur significant additional losses over the next several years. We expect our net losses to continue primarily due to research and development activities relating to our internal product development, collaborations, business development, commercialization, and other general corporate activities. We anticipate that our operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. Potential source of funding include our existing cash and cash equivalents, as well as product revenues, additional equity and/or debt financings, funded research and development payments, and license fees and/or milestone payments under potential future collaborative arrangements.

Research and development expenses represented 18%, 17%, and 14% of our total operating expenses for the years ended December 31, 2016, 2015, and 2014, respectively. We have not tracked our historical research and development costs on a project-by-project basis because the majority of our efforts have been focused on the development of capabilities associated with our microRNA discovery process rather than on specific projects. Major components of the $3.2 million in research and development expenses for the year ended December 31, 2016 included payroll and related expenses, research materials and related expenses, and sample acquisition costs.

On April 13, 2015, we acquired CynoGen, Inc. (“CynoGen” or “PersonalizeDx”) from Prelude Corporation, a Fjord Ventures portfolio company. The purchase price included $2.1 million in cash, 41,667 of our ordinary shares and the provision of certain assets and services to Prelude Corporation. On July 22, 2015, we issued an additional 10,000 of our ordinary shares in lieu of services that were to be provided to an affiliate of PersonalizeDx. PersonalizeDx is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. PersonalizeDx is focused on the detection of genomic changes through Fluorescence In Situ Hybridization, or FISH, technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

Financial Operations Overview

Revenues

Revenues from continuing operations consist of revenues from sales of our diagnostic tests processed in either our laboratory in Philadelphia, Pennsylvania or in our laboratory in Lake Forest, California. Our first diagnostic products applying our microRNA technology that were launched in late 2008 began generating revenues in 2009. We have generated revenues from continuing operations for the years ended December 31, 2016, 2015, and 2014, in the amounts of $9.2 million, $8.3 million, and $1.3 million, respectively.

Cost of Revenues

Cost of revenues related to our products consist primarily of salaries and employee benefits of our lab personnel as well as material costs and costs related to rent and maintenance of our labs in Philadelphia and Lake Forest.

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

We are currently conducting a number of studies analyzing microRNA expression profiles in healthy and diseased samples. As a result, assuming the availability of sufficient cash resources, we expect that our expenses related to the purchase of tissue and body fluid samples, as well as other research consumables, will increase in the future. We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses provide for up-front payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are expensed as incurred.

Marketing and Business Development Expenses

Marketing and business development expenses consist primarily of salaries and related expenses as well as expenses related to advertising, marketing campaigns, and our commercialization. As we continue to market our own products as well as explore new collaborations to develop and commercialize diagnostic and therapeutic products, we anticipate that these expenses will increase, assuming the availability of sufficient cash resources.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, patent expenses, professional fees and expenses related to general corporate activities. Assuming the availability of sufficient cash resources, we anticipate that general and administrative expenses will continue to grow in 2017 due to the continued growth and activities of our business.

Financial Expenses (Income)

Financial expenses for the year ended December 31, 2016, consisted primarily of expenses associated with issuance of warrants and debentures pursuant to share purchase agreements, partially offset by interest from bank deposits and foreign currency adjustment gains.

Critical Accounting Estimates

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

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included in this annual report, we believe the following accounting estimates to be the most critical in understanding our consolidated financial statements and the assumptions management used.

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

We recognize compensation expenses for the value of awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. We currently expect, based on future expected forfeitures, that approximately 90% of our options will actually vest, and therefore have applied an annual forfeiture rate of 10% to all options that are not vested as of December 31, 2016. Ultimately, the actual expenses recognized over the vesting period will only be for those shares that vest.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for stock-option awards and value restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. The computation of expected volatility is based on realized historical stock price of our stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2016 and 2015 was 115% and 123%, respectively. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of our options. We determined the expected life of the options based on realized historical share price volatility of our share, average of vesting, and the contractual term of the options.

We apply ASC 718 and ASC 505-50 “Equity-Based Payments to Non-Employees”, with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, was re-measured using the then current fair value of our ordinary shares. Since the fair market value of the ordinary shares to non-employees is subject to change in the future, the compensation expense recognized during the years ended December 31, 2016, 2015, and 2014 may not be indicative of future compensation charges.

A.	OPERATING RESULTS

Years Ended December 31, 2016 and 2015

Revenues. In the years ended December 31, 2016 and December 31, 2015, we recognized $9.2 million and $8.3 million, respectively, as revenues. This increase resulted primarily from our acquisition of PersonalizeDx in April 2015.

Cost of revenues. Cost of revenues were $7.4 million for the year ended December 31, 2016, including $47,000 of non-cash stock-based compensation, compared to $6.3 million for the year ended December 31, 2015, which included $37,000 of non-cash stock-based compensation. This increase resulted primarily from the additional volume generated by the acquired PersonalizeDx business.

Research and development expense, net. Research and development expenses were $3.1 million for the year ended December 31, 2016, including $116,000 of non-cash stock-based compensation, compared to $2.9 million for the year ended December 31, 2015, including $100,000 of non-cash stock-based compensation, the increase is primarily related to post-market studies.

Royalty bearing grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA, for funding approved research and development projects are presented as a reduction from the research and development expenses. We recognized grants in an amount of $114,000 and $197,000, for the years ended December 31, 2016 and 2015, respectively.

Sales, marketing and business development. Marketing and business development expenses were $6.8 million for the year ended December 31, 2016, including $293,000 of non-cash stock-based compensation, as compared to $7.3 million for the year ended December 31, 2015, including $281,000 of non-cash stock-based compensation. The decrease is primarily attributable to lower marketing, travel and business development expenses.

General and administrative expenses. General and administrative expenses were $7.5 million for the year ended December 31, 2016, including $403,000 of non-cash stock-based compensation, as compared to $7.6 million for the year ended December 31, 2015, including $598,000 of non-cash stock-based compensation.

Financial expenses, net. Net financial expense was $603,000 for the year ended December 31, 2016, as compared to a net financial expense of $1.6 million for the year ended December 31, 2015. Financial expenses for 2016 consisted primarily of issuance expenses associated with warrants and debentures classified as liabilities, partially offset by interest from bank deposits and foreign currency adjustment gains. Financial expenses for 2015 consisted primarily of revaluation of warrants, issuance expenses of warrants classified as liabilities, interest from bank deposits and foreign currency adjustment losses.

Years Ended December 31, 2015 and 2014

Revenues. In the years ended December 31, 2015 and December 31, 2014, we recognized $8.3 million and $1.3 million, respectively. This increase resulted primarily from our acquisition of PersonalizeDx in April 2015.

Cost of revenues. Cost of revenues were $6.3 million for the year ended December 31, 2015, including $37,000 of non-cash stock-based compensation, compared to $1.3 million for the year ended December 31, 2014, which included $34,000 of non-cash stock-based compensation. This increase resulted primarily from the additional volume generated by the acquired PersonalizeDx business.

Research and development expense, net. Research and development expenses were $3 million for the year ended December 31, 2015, including $100,000 of non-cash stock-based compensation, compared to $1.9 million for the year ended December 31, 2014, including $73,000 of non-cash stock-based compensation. Research and development expenses for the year ended December 31, 2015, increased as we invested in launching our new thyroid assay, RosettaGX RevealTM, in late 2015.

Royalty bearing grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel, or the IIA, for funding approved research and development projects are presented as a reduction from the research and development expenses. We recognized grants in an amount of $197,000 and $292,000, for the years ended December 31, 2015 and 2014, respectively.

Sales, marketing and business development. Marketing and business development expenses were $7.3 million for the year ended December 31, 2015, including $281,000 of non-cash stock-based compensation, as compared to $6.8 million for the year ended December 31, 2014, including $226,000 of non-cash stock-based compensation. This increase resulted primarily from increased commercial activities, as a result of the acquisition of the PersonalizeDx business.

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

Financial expenses, net. Net financial expense was $1.6 million for the year ended December 31, 2015, as compared to a net financial expense of $259,000 for the year ended December 31, 2014.  Financial expenses for 2015 consisted primarily of revaluation of warrants, interest from bank deposits and foreign currency adjustment losses. Financial expenses for 2014 primarily consisted primarily of interest from bank deposits and foreign currency adjustment losses.

B.	LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. As of December 31, 2016, we had an accumulated deficit of approximately $157 million. We have funded our operations primarily through the proceeds from the sales of ordinary shares, convertible debentures and warrants.

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities into the third quarter of 2017. As of December 31, 2016, we had cash, cash equivalents, short-term bank deposits and restricted cash of $6.3 million, compared to $13.5 million as of December 31, 2015. We need to raise additional equity or debt capital by the third quarter of 2017 in order to continue to fund our operations, and we cannot provide any assurance that we will be successful in doing so.

We have completed the following financing transactions during the periods covered by this Annual Report on Form 20-F:

•	On March 22, 2013, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2013 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which we could offer and sell, from time to time through Cantor, our ordinary shares. We terminated the 2013 Cantor Sales Agreement on October 13, 2014. Between March 22, 2013 and October 13, 2014, we sold through the 2013 Cantor Sales Agreement an aggregate of 211,008 of our ordinary shares and received gross proceeds of $10.1 million, including 102,851 ordinary shares sold in 2014 for gross proceeds of $5.1 million.

•	On February 18, 2015, we entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement” and, collectively with the 2013 Cantor Sales Agreement, the “Cantor Sales Agreements”) with Cantor and filed a prospectus supplement with the SEC relating to the sale, from time to time through Cantor, of up to $14.4 million of our ordinary shares. Between February 18, 2015, and the time of the filing of this Annual Report on Form 20-F, we sold through the 2015 Cantor Sales Agreement an aggregate of 202,030 of our ordinary shares, and received gross proceeds of $10.5 million.

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

Under the terms of the Private Placement, we issued an aggregate of 277,778 units and at a purchase price of $28.80 per unit for gross proceeds of approximately $8 million, Each unit consisted of (i) one ordinary share, (ii) a Series A Warrant to purchase one-half of an ordinary share at an exercise price of $33 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded Series B Warrant (collectively and together with the Series A Warrants, the "Warrants"). The Series B Warrants had an exercise price of NIS 7.2 (which has been prepaid) plus $0.0012 per share. The Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 222,223 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of the Resale Registration Statement registering the shares sold in the Private Placement. The Series A Warrant exercise price has been adjusted to $19.752 per share, and all of the Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 222,208 of our ordinary shares.

•	On November 23, 2016, we entered into a securities purchase agreement (the “Purchase Agreement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of our ordinary shares (the “Shares”) at a purchase price of $6 per share and an aggregate principal amount of $3.2 million of unsecured convertible debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 833,334 ordinary shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1.3 million unsecured convertible debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings occurred on November 29, 2016, at which time we received gross proceeds of $3.7 million for the ordinary shares, the Registered Debentures and Warrants. The closing of the second tranche of the private placement of convertible debentures occurred on February 23, 2017. The closing of this second tranche involved the sale of newly registered convertible debentures (convertible into 215,417 ordinary shares) for gross proceeds of $1.3 million. The aggregate net proceeds to the Company from the Offerings, after deducting the placement agents’ fees and expenses and our estimated offering expenses, were approximately $4.6 million.

The Debentures are non-interest bearing, have a term of 30 years and were convertible into ordinary shares at an initial conversion price of $6 per share. However, upon completion of 10 trading days following the 1-for-12 reverse split of our ordinary shares on March 16, 2017, the conversion price of the Debentures will be reduced to the lesser of (x) the then-applicable conversion price, as adjusted, and (y) the average of the two lowest volume weighted average prices of our ordinary shares during the 10 trading days immediately following the reverse stock split. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (the “Resale Registration Statement”), if we issue ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective conversion price, then the conversion price shall be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities. However, under no circumstances will the adjusted conversion price of the Debentures be lower than $3. Our payment obligations under the Debentures are guaranteed by our subsidiaries pursuant to a subsidiary guarantee. The Debentures are not subject to voluntary prepayment prior to maturity.

The Warrants were immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s ordinary shares and rights offerings and pro rata distributions with respect to all holders of the Company’s ordinary shares. Additionally, upon completion of 10 trading days following the 1-for-12 reverse split of our ordinary shares on March 16, 2017, the exercise price will be reduced to the lesser of (x) the then-applicable exercise price, as adjusted, and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if we issue ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective exercise price, then the exercise price will be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities.

Cash Flows

Net cash used in operating activities. Net cash used in operating activities was $10.4 million in 2016, compared to $---16.9 million in 2015 and $13.6 million in 2014. These amounts were used to fund our commercial, corporate, and R&D activities for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities.

Net cash provided by (used in) investing activities. Net cash provided by investing activities was $823,000 in 2016, compared to $4.1 million in 2015 and $258,000 net cash used in investing activities in 2014. Net cash provided by investing activities during 2016 primarily relates to bank deposits and restricted cash. Net cash provided by investing activities during 2015 primarily relates to bank deposits and restricted cash. Net cash used in investing activities during 2014 primarily relates to the purchase of property and equipment.

Net cash provided by financing activities. Net cash provided by financing activities from continuing operations was$3.2 million in 2016, compared to $17.3 million in 2015 and $5.0 million in 2014. In 2016, 2015, and 2014, net cash provided by financing activities consisted primarily of proceeds from the issuance of shares, warrants and debentures.

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

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities into the third quarter of 2017. As of December 31, 2016, we had cash, cash equivalents, short-term bank deposits and restricted cash of $6.3 million, compared to $13.5 million as of December 31, 2015. We need to raise additional equity or debt capital by the third quarter of 2017 in order to continue to fund our operations, and we cannot provide any assurance that we will be successful in doing so. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern.

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

If we need additional funding, there can be no assurance that we will be able to obtain adequate levels of additional funding on favorable terms, if at all. If adequate funds are needed and not available, we may be required to:

•	delay, reduce the scope of or eliminate certain research and development programs;

•	obtain funds through arrangements with collaborators or others on terms unfavorable to us or that may require us to relinquish rights to certain technologies or products that we might otherwise seek to develop or commercialize independently;

•	monetize certain of our assets;

•	pursue merger or acquisition strategies; or

•	seek protection under the bankruptcy laws of Israel and the United States.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenditures were $3.1 million, $2.9 million, and $1.9 million in the years ended December 31, 2016, 2015, and 2014, respectively. See also “Item 5. Operating and Financial Review and Prospects - Financial Operations Overview - Research and Development Expenses.”

D.	TREND INFORMATION

See “Item 5. Operating and Financial Review and Prospects.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance-sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Set forth below is a description of our contractual cash obligations as of December 31, 2016. Operating and capital lease obligations consist of rent payable under our existing facility leases and lease payments for company automobiles and equipment. Other long-term obligations consist of cash obligations under various license agreements.

(In thousands)	Total	2017	2018	2019	2020	2021	Thereafter
Operating and capital lease obligations	$1,377	$750	$611	$16	$-	$-	$-
Other long-term liabilities	$1,612	$147	$147	$147	$147	$147	$877

Total	$2,989	$897	$758	$163	$147	$147	$877

Under our license agreements as of December 31, 2016, we are obligated to pay an aggregate amount of approximately $147,000 annually after 2021 and until 2022, $100,000 annually after 2022 and until 2029 and $10,000 annually after 2029 and until 2032. Each of these agreements terminates upon the expiration of all patents relating to such agreement, including patents to be filed and potentially issued at an indeterminable date in the future, and, thus, such termination dates cannot be determined at this time. Accordingly, we are also unable to determine the aggregate amount of such payments due after 2020 at this time. However, based on current facts and circumstances, we estimate that our obligations under these agreements will be through at least 2032. See “Item 4. Information on the Company” for more information on our contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our corporate and executive officers and directors:

Name	Age	Position
Kenneth A. Berlin	51	Chief Executive Officer and President
Ron Kalfus	41	Chief Financial Officer
Dganit Bar, Ph.D. (5)	47	Chief Scientific Officer
Eti Meiri, Ph.D.	47	Vice President, Research
Sigal Russo-Gueta	38	Senior Director Of Finance
Brian Markison (3)	56	Chairman of the Board of Directors
Roy N. Davis (4)	69	Director
Joshua Rosensweig, Ph.D. (2,3)	63	Director
Dr. David Sidransky, M.D. (1,4)	55	Director
Gerald Dogon (1,2)	76	External Director
Tali Yaron-Eldar (1,2)	52	External Director

_______________

(1) Member of our Audit Committee

(2) Member of our Compensation Committee

(3) Member of our Nominating and Corporate Governance Committee

(4) Member of our Research and Development Committee

(5) Dr. Bar resigned effective as of March 14, 2017

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

Brian Markison has served as a member of our board of directors since March 2011. Mr. Markison was appointed by our board of directors to fill the vacancy created by the resignation of Mr. Berlin. Mr. Markison’s appointment was approved by the general meeting dated July 6, 2011. Mr. Markison was appointed as chairman of the board on April 12, 2011. Mr. Markison has been a healthcare industry executive at Avista Capital Partners since September 2012, prior to which he served as President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc., from July 2011, until it was sold to the generics division of Novartis in July 2012. Previously, he had been with King Pharmaceuticals since 2004 and led the company through its acquisition by Pfizer for $3.6 billion in 2010. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc., Lantheus Medical Imaging and Alere Inc, and is the Chairman and Chief Executive Officer of Osmotica Pharmaceuticals, Mr. Markison received a B.S. from Iona College in New Rochelle, New York and serves as a Trustee for The College of New Jersey.

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

Compensation-Related Requirements of the Israeli Companies Law

The term “office holder,” is defined in the Israeli Companies Law, 1999 (the “Israeli Companies Law”), as a general manager, general business manager, vice general manager, deputy general manager, any other person fulfilling or assuming any of the foregoing positions even if such person’s title is different, as well as director, or a manager who is directly subordinated to the general manager. Prior to amendment 20 to the Israeli Companies Law that came into effect on December 12, 2012 (“Amendment 20”), the compensation of our office holders required the approval of our audit committee and our Board of Directors, in that order. In addition, all compensation awarded to directors also required the approval of our shareholders by a simple majority. Following Amendment 20, we were required to form a Compensation Committee, whose members needed to comply with certain criteria, as well as to adopt a compensation policy regarding the compensation terms of our Office Holders, which includes direct and indirect compensation, including equity-based awards, exemption from liability, indemnification and insurance, severance and other benefits (“Compensation Terms”).

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

On August 8, 2016, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors, our shareholders approved our updated Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) which replaced the previous compensation policy that was approved by our shareholders on August 5, 2013.

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

In addition, pursuant to Amendment 20, in general and except for certain exceptions, the Compensation Terms of our office holders require the approval of the Compensation Committee and the Board of Directors. The Compensation Terms of directors further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of our shareholders by the special majority mentioned above is also required. Under certain circumstances, if the Compensation Terms of office holders who are not directors are not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve such terms.

Executive Officers’ Remuneration

The aggregate direct compensation we paid to our corporate and executive officers as a group (5 persons) for the year ended December 31, 2016 was approximately $1.1 million of which approximately $102,000 was set aside or accrued to provide for pension, retirement, severance or similar benefits. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2016, we did not pay bonuses to f our corporate and executive officers during the year.

During 2016, we granted to our executive officers:

•	Options to purchase an aggregate amount of 7,333 ordinary shares, at an exercise price of $10.08 per share with an expiration date of February 10, 2026, of which 0 were vested as of December 31, 2016.

•	We did not grant restricted stock units to our executive officers during 2016.

Additional Disclosure Required Under Israeli Law

According to section 4(d) of the Companies Regulations (Notification of general assemblies and by-type assemblies in a public company and adding an item to the agenda), 2000, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2016 (in USD):

Name and position	Salary	Employer 401K*	Vehicle Expenses	Pension**	Employee Severance benefits	Equity***	Total
Mr. Ken Berlin Chief Executive Officer	$500,000	$15,000	$18,000	$-	$-	$411,089	$944,089
Mr. Ron Kalfus Chief Financial Officer	235,000	7,050	-	-	-	20,735	262,785
Ms. Dganit Bar Chief Science Officer	119,925	-	10,022	21,323	-	35,325	186,595
Ms. Eti Meiri Vice President, Research	94,921	-	10,022	20,535	-	24,153	149,630
Mr. Oded Biran Chief Legal Officer	48,116	1,443	2,308	-	55,000	6,726	113,593

_____________

*	401K — in the U.S., this is the tax-qualified, defined-contribution pension account defined in subsection 401(k) of the Internal Revenue Code.
**	Pension is provided for Israel based employees only.
***	Equity is calculated as the value of options awarded, at the time of grant.
++	Mr. Biran ceased being our Chief Legal Officer effective March 6, 2016.

Directors’ Remuneration

Under the directors’ compensation package approved by our audit committee or compensation committee and by our Board and shareholders, each of the Company’s directors (except for the Chairman of the Board who receives higher remuneration as described below) is entitled to receive: (1) US$20,000 plus VAT per year, paid in equal quarterly installments, and a director who serves as a member of a Committee formed by the Board shall be entitled to an additional US$7,500 plus VAT per committee ($22,500 plus VAT per committee for the chairperson of a committee), and (2) a participation fee of US$250 plus VAT for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions. In addition, each of the Company’s directors (except for the Chairman of the Board who receives higher remuneration as described below) is entitled to receive: (1) options to purchase 2,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Ordinary Shares on the date of the shareholders meeting approving the options, vesting in equal installments annually over a period of three years beginning on the date of the shareholders meeting approving the options and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), and (2) 417 Restricted Stock Units (“RSUs”) upon the commencement of each twelve months period in office as a director. In 2013, our shareholders also approved an amendment to the compensation of our directors, so that the annual fee and the participation fee paid to each of the Company’s directors, shall not be less than the minimal annual fee and participation fee applying with respect to external directors under the prevailing laws and regulations, which vary based on the company’s equity. Our directors do not receive any additional benefits upon termination.

Under the compensation package approved by our Board and shareholders, Mr. Brian A. Markison, the Chairman of the Board, is entitled to receive: (1) US $25,000 plus VAT per year, paid in equal quarterly installments, and if Mr. Markison shall serve as a member of a Committee formed by the Board, he shall be entitled to an additional US $10,000 plus VAT per committee, and (2) a participation fee of $250 plus VAT for every Board or Board committee meeting including, inter alia, meeting by means of communication and unanimous written resolutions. In addition, Mr. Markison is entitled to receive: (1) options to purchase 4,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the shareholders meeting approving the options, vesting in equal installments annually over a period of three years beginning on the date of the Annual Meeting and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP, and (2) 833 RSUs upon the end of each twelve months period in office as a director.

The options and RSUs granted to our directors and Chairman of the Board are subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months. We paid an aggregate of $348,000 in direct compensation to our directors for their services as directors for the year ended December 31, 2016, including $69,500 paid in 2017 for service during the fourth quarter of 2016.

During 2016, we granted to our directors options to purchase an aggregate amount of 8,000 ordinary shares, at an exercise price of $13.08 per share with an expiration date of August 8, 2023. As of December 31, 2016, there were outstanding options to purchase 98,370 ordinary shares that were granted to our 11 directors and officers, at a weighted average exercise price of $51.15 per share.

C.	BOARD PRACTICES

We are incorporated in Israel, and, therefore, subject to various corporate governance practices under Israeli law relating to such matters as independent directors, the audit committee, the compensation committee, independent auditor and the internal auditor. These matters are in addition to the requirements of The NASDAQ Capital Market and other relevant provisions of U.S. securities laws. Under The NASDAQ Capital Market rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ Capital Market requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For U.S. domestic companies, NASDAQ Capital Market rules specify that the board of directors must contain a majority of independent directors within 12 months of its initial public offering. We currently comply with this requirement as well as the committee composition and responsibility requirements with respect to our committees. In addition, under the Companies Law, we were required to appoint at least two external directors that meet requirements and qualifications as set forth in the Companies Law. Gerald Dogon and Tali Yaron-Eldar were appointed as our external directors, each of whom is also independent under the rules of The NASDAQ Capital Market. Mr. Dogon and Ms. Yaron-Eldar were re-elected as external directors by a general meeting on August 5, 2013 for three-year terms. According to an amendment to regulations enacted under the Companies Law that became effective on April 2016, an Israeli company whose shares are listed for trading on specified exchanges outside of Israel including the NASDAQ Capital Market, that do not have a controlling shareholder and that comply with the laws of the jurisdiction in which its shares are listed with respect to the appointment of independent directors and the composition of audit and compensation committees as such laws apply to companies incorporated in such jurisdiction, may elect not to be subject to the provisions of the Companies Law with respect to the appointment of external directors and with respect to the composition, quorum and presence at meetings of the audit and compensation committees. Following such amendment, on May 18, 2016, the Board has resolved that the Company will not be required to comply with the above provisions of the Companies Law and as of such date Gerald Dogon and Tali Yaron-Eldar continued their term in office without the status of external director.

Board of Directors

Our board of directors currently consists of seven directors. Our directors are elected at an annual meeting or an extraordinary meeting, as stated in our Articles of Association (the “Articles”) by a vote of the holders of a majority of the voting power represented at a meeting of our shareholders and voting on the election of directors. The Articles provide that we may have no less than two and no more than seven directors. According to regulations enacted under the Companies Law, if, at the time of election of a director, all other directors are of the same gender, the director to be elected must be of the other gender.

In accordance with our Articles, our board of directors is divided into three classes of directors, with one class being elected each year for a term of approximately three years. At each annual general meeting of shareholders, the successors to directors whose term then expires will be elected to serve from the time of election and qualification until the third annual meeting of shareholders following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Brian A. Markison and his term expires at the annual general meeting of shareholders to be held in 2017;

•	the Class II directors are Dr. David Sidransky and Dr. Joshua Rosensweig, and their terms expire at the annual general meeting of shareholders to be held in 2018; and

•	the Class III directors are Roy N. Davis, Gerald Dogon and Tali Yaron-Eldar, and their terms expire at the annual general meeting of shareholders to be held in 2019.

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

Our Articles provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another natural person to serve as an alternate director (subject to the consent of the board of directors) and may cancel such appointment. Unless the appointing director limits such appointment to a specified period of time or restricts it to a specified meeting or action of the board of directors, or otherwise restricts its scope, the appointment shall be for all purposes and for a period of time concurrent with the term of the appointing director. Currently, no alternate directors have been appointed. The Companies Law stipulates that a person not qualified to be appointed as a director, shall not be appointed and shall not serve as alternate director. In addition, a person who serves as a director shall not be appointed and shall not serve as an alternate director except under very limited circumstances, which are not relevant to our company. An alternate director has the same responsibilities as a director. Under the Companies Law, and our Articles, a director that is a member of a committee of the board of directors, may appoint as his alternate director on such committee of the board of directors another member of the board of directors, provided that such director is not already a member of such committee. In addition, an independent director cannot appoint as his alternate director a person who is not qualified to be appointed as an independent director.

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

As noted above, following the April 2016 amendment to the Companies Law, the Board, on May 18, 2016, resolved that the Company will not be required to comply with the Companies Law (which include the provisions of the Companies Law with respect to the composition of the audit committee).

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

Gerald Dogon, Tali Yaron-Eldar and Dr. David Sidransky are the current members of our audit committee. Each of these persons is an “independent director” in accordance with the NASDAQ listing standards.

Compensation Committee

Our compensation committee reviews and provides our board of directors with recommendations relating to compensation and benefits of our officers and key employees and assists the board of directors with establishing, overseeing and/or administering incentive compensation and equity based plans. The compensation committee reviews corporate goals and objectives set by our board that are relevant to compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the board of directors the Chief Executive Officer’s compensation based on such evaluations, subject to additional approvals, to the extent required pursuant to the Companies Law. The compensation committee also reviews and makes recommendations for approvals to the board of directors, subject to additional approvals, to the extent required pursuant to the Companies Law, with respect to the compensation of directors, executive officers other than the Chief Executive Officer and key employees. The members of our compensation committee are, Gerald Dogon, Tali Yaron-Eldar and Joshua Rosensweig.

As noted above, following the April 2016 amendment to the regulations enacted under the Companies Law, the Board, on May 18, 2016, resolved that the Company will not be required to comply with certain provisions of the Companies Law (which include the provisions of the Companies Law with respect to the composition of the compensation committee).

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

Nominating and Governance Committee

The nominating and governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the composition of our board of directors and its committees as well as to evaluate and consider matters relating to the qualifications of directors. In addition, the nominating and governance committee is responsible for reviewing and reassessing our corporate governance guidelines and making recommendations to the board of directors concerning governance matters. The members of our nominating and governance committee are Brian Markison and Dr. Joshua Rosensweig. Our board of directors has determined that the members of our nominating and governance committee are independent under the applicable NASDAQ Capital Market rules.

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

Research and Development Committee

The research and development committee is responsible for liaising between the Company’s research and development team and the board of directors. This committee is also responsible for reviewing proposed research and development projects, as well as our research and development focus and making recommendations to the board of directors regarding the research and development projects which we intend to undertake as well as recommendations relating to our pipeline. The members of our research and development committee are Roy Davis and Dr. David Sidransky.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor recommended by the audit committee. On May, 7, 2007, we appointed Yardeni Gelfand as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or anyone on his behalf. An interested party is defined in the Companies Law as a holder of 5% or more of the Company’s outstanding shares or voting rights, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. The internal auditor’s tenure cannot be terminated without his or her consent, nor can he or she be suspended from such position unless the board of directors has so resolved after hearing the opinion of the audit committee and after giving the internal auditor the opportunity to present his or her case to the board and to the audit committee.

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

We had 86 and 77 employees as of December 31, 2016 and 2015, respectively. Of the 86 employees as of December 31, 2016, 47 were engaged in research and development and in our CLIA lab activities and 39 were engaged in management, administration, business development, marketing and finance. 66 employees were located in the United States and 20 were located in Israel.

The Israeli labor laws govern the employment of employees located in Israel. These statutes cover a wide range of subjects and provide certain minimum employment standards including the length of the workday, minimum wage, hiring and dismissal procedures, determination of severance pay, annual leave, sick days and other terms of employment.

We contribute monthly amounts for the benefit and on behalf of all our employees located in Israel to a Managers Insurance plan and/or a pension fund. In General, according to the Israeli Severance Pay Law, the severance pay liability of the company to its Israeli employees is based upon the number of years of employment and the latest monthly salary. Nevertheless, since our contributions to the Managers Insurance plan and/or the pension fund are made pursuant to section 14 of the Israeli Severance Pay Law, our liability for severance pay is covered by our regular contributions to the Managers Insurance plan and the pension fund.

We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

The following table sets forth, as of March 1, 2017, the number of our ordinary shares beneficially owned by (i) each of our directors and corporate and executive officers and (ii) our current directors and corporate and executive officers as a group. The information in this table is based on 1,868,121 ordinary shares outstanding as of March 1, 2017. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days of March 1, 2017 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kenneth A. Berlin (1)	37,315	1.96%
Ron Kalfus(2)	2,207	*
Dganit Bar, Ph.D.(3)	3,556	*
Eti Meiri (4)	2,001	*
Sigal Russo-Gueta (5)	961	*
Brian Markison (6)	8,752	*
Roy N. Davis(7)	2,834	*
Joshua Rosensweig (8)	3,028	*
Dr. David Sidransky (9)	3,540	*
Gerald Dogon (10)	2,417	*
Tali Yaron-Eldar (11)	2,417	*
Total directors and executive officers as a group (11 persons)	69,028	3.58%

________________

* Less than 1%

(1)	Consists of (i) 91 ordinary shares, which were granted to Mr. Berlin upon the start of his employment with us, 824 shares, which were granted as RSUs and converted to shares in 2013, and 506 shares which were granted as RSUs in 2014 and converted to shares in 2015 and 2016(ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 695 ordinary shares (which have an exercise price of $1,476 per share and expire in November 2019), 696 ordinary shares (which have an exercise price of $352.8 per share and expire in November 2019), 556 ordinary shares (which have an exercise price of $81 per share and expire in November 2021), 8,000 ordinary shares (which have an exercise price of $64.44 per share and expire in October 2022), 13,003 ordinary shares (which have an exercise price of $40.92 per share and expire in August 2023) , 4,688 ordinary shares (which have an exercise price of $33.48 per share and expire in November 2024) and 6,303 ordinary shares (which have an exercise price of $13.92 per share and expire in December 2022). Does not include the following options that become exercisable after April 30, 2017: (i) 1,858 ordinary shares (which have an exercise price of $40.92 per share and expire in August 2023) (ii) 3,646 ordinary shares (which have an exercise price of $33.48 per share and expire in November 2024) (iii) 12,032 ordinary shares (which have an exercise price of $13.92 per share and expire in December 2022), (iv) 834 RSUs (which will vest in equal instalments annually over a period of four years and complete convert to shares in November 2018).

(2)	Consists of (i) 250 shares, which were granted as RSUs and converted to shares in 2013, and 250 shares, which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 834 ordinary shares (which have an exercise price of $64.44 per share and expire in October 2022), and 352 ordinary shares (which have an exercise price of $30.84 per share and expire in December 2024), and 521 ordinary shares (which have an exercise price of $10.08 and expire on February 2026). Does not include the following options that become exercisable after April 30, 2017: (i) options to purchase 274 shares (which have an exercise price of $30.84 per share and expire in December 2024), and options to purchase 1,563 shares (which have an exercise price of $10.08 per share and expire in February 2026), and options to purchase 13,125 shares (which have an exercise price of $6.72 per share and expire in December 2027).

(3)	Consists of (i) 417 shares, which were granted as RSUs and converted to shares in 2013 and 417 shares, which were granted as RSUs and converted to shares in 2015 (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 1,667 ordinary shares (which have an exercise price of $62.52 per share and expire in October 2022), and 430 ordinary shares (which have an exercise price of $30.84 per share and expire in December 2024) and 625 ordinary shares (which have an exercise price of $10.08 and expire on February 2026). Does not include the following options that become exercisable after April 30, 2017: (i) options to purchase 335 shares (which have an exercise price of $30.84 per share and expire in December 2024) and (ii) options to purchase 1,875 shares (which have an exercise price of $10.08 per share and expire in February 2026).

(4)	Consists of (i) 282 shares which were granted as RSUs and converted to shares in the years 2014 and 2015 (ii) 2 shares, which were granted as options and converted to shares in 2014 and (iii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 3 ordinary shares (which have an exercise price of $2,995.20 per share and expire in June 2018), 7 ordinary shares (which have an exercise price of $1,008 per share and expire in October 2020), 834 shares (which have an exercise price of $64.44 per share and expire in October 2022), 352 ordinary shares (which have an exercise price of $30.84 per share and expire in December 2024), and 521 ordinary shares (which have an exercise price of $10.08 per share and expire in February 2026). Does not include the following options that become exercisable after April 30, 2017: (i) options to purchase 274 shares (which have an exercise price of $30.84 per share and expire in December 2024) and (ii) 1,563 shares (which have an exercise price of $10.08 per share and expire in October 2026), and (iii) 219 RSUs (which will vest in equal installment quarterly over a period of 4 years and complete convert to shares in October 2018).

(5)	Consists of (i) 250 shares, which were granted as RSUs and converted to shares in 2015 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 9 ordinary shares (which have an exercise price of $1,605.60 per share and expire in March 2019), 417 ordinary shares (which have an exercise price of $51.24 per share and expire in December 2022), and 118 ordinary shares (which have an exercise price of $30.84 per share and expire in December 2024), and 167 ordinary shares (which have an exercise price of $10.08 per share and expire in February 2026) . Does not include the following options that become exercisable after April 30, 2017: (i) options to purchase 92 shares (which have an exercise price of $30.84 per share and expire in December 2024), and (ii) options to purchase 500 shares (which have an exercise price of $10.08 per share and expire in February 2026).

(6)	Consists of (i) 1,668 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 417 ordinary shares (which have an exercise price of $194.4 per share and expire in July 2021), 4,000 ordinary shares (which have an exercise price of $64.44 per share and expire in October 2019), and 2,667 ordinary shares (which have an exercise price of $33.24 per share and expire in November 2021). Does not include the following options that become exercisable after April 30, 2017: 1,334 ordinary shares (which have an exercise price of $33.24 per share and expire in November 2021).

(7)	Consists of (i) 834 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 2,000 ordinary shares (which have an exercise price of $64.44 per share and expire in October 2019). Does not include the following options that become exercisable after April 30, 2017: 2,000 ordinary shares (which have an exercise price of $13.08 per share and expire in August 2023).

(8)	Consists of (i) 194 ordinary shares held by Dr. Rosensweig, (ii) 834 shares, which were granted as RSUs and converted to shares in the years 2013 and 2015 and (iii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 2,000 ordinary shares (which have an exercise price of $64.44 per share and expire in October 2019). Does not include the following options that become exercisable after April 30, 2017: 2,000 ordinary shares (which have an exercise price of $13.08 per share and expire in August 2023).

(9)	Consists of (i) 834 shares, which were granted as RSUs and converted to shares in the years 2013 and 2014 and (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 21 ordinary shares (which have an exercise price of $4,104 per share and expire in January 2018), 18 ordinary shares (which have an exercise price of $1,188 per share and expire in December 2019), 2,000 shares (which have an exercise price of $64.44 per share and expire in October 2019), and 667 shares (which have an exercise price of $13.92 per share and expire in December 2022). Does not include the following options that become exercisable after April 30, 2017: 1,334 ordinary shares (which have an exercise price of $13.92 per share and expire in December 2022).

(10)	Consists of (i) 417 shares, which were granted as RSUs and converted to shares in 2014 (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 2,000 ordinary shares (which have an exercise price of $40.92 per share and expire in August 2020). Does not include the following (i) options that become exercisable after April 30, 2017: options to purchase 2,000 ordinary shares (which have an exercise price of $13.08 per share and expire in August 2023).

(11)	Consists of (i) 417 shares, which were granted as RSUs and converted to shares in 2014 (ii) options currently exercisable or exercisable within 60 days of March 1, 2017 to purchase 2,000 ordinary shares (which have an exercise price of $40.92 per share and expire in August 2020). Does not include the following (i) options that become exercisable after April 30, 2017: options to purchase 2,000 ordinary shares (which have an exercise price of $13.08 per share and expire in August 2023).

Employee Benefit Plans

2003 Israeli Share Option Plan

In March 2003, we adopted the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan, or the 2003 Plan. The 2003 Plan provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiary and affiliates. Upon shareholder approval of the 2006 Global Share Incentive Plan, or 2006 Plan, in July 2006, the 2003 Plan was terminated and the 447 ordinary shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. However, all outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 plan and that are canceled are transferred to the 2006 Plan. As of March 1, 2017, zero options to purchase ordinary shares have been previously granted and remain outstanding under the 2003 Plan and 576 shares have been previously issued pursuant to the exercise of options granted under the 2003 Plan.

2006 Global Share Incentive Plan

The 2006 Global Share Incentive Plan, or the 2006 Plan, was approved in July 2006. In November 2007, our board of directors approved an additional 695 shares under the 2006 Plan. In December 2009, our shareholders approved an additional 2,084 shares under the 2006 Plan. In October 2012, our shareholders approved an additional 71,148 shares under the 2006 Plan. In November 2014, our shareholders approved an additional 75,000 shares under the 2006 Plan. In December 2015, our shareholders approved an additional 41,667 shares under the 2006 Plan. As of March 1, 2017, there were 16,562 shares available for grant under the 2006 Plan, 19,648 shares have been issued pursuant to the exercise of options and vesting of RSUs granted under the 2006 Plan, and options and RSUs to purchase 175,478 ordinary shares and 2,308 ordinary shares have been granted and are outstanding under the 2006 Plan, respectively. The 2006 Plan, and its appendices for grantees subject to U.S. taxation and grantees subject to Israeli taxation, provides for the grant of options to our directors, employees, consultants and office holders and those of our subsidiary and affiliates.

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

On March 4, 2016, entities and individuals affiliated with Dolphin Offshore Partners, L.P. (collectively, “Dolphin”) filed a Schedule 13D with the SEC disclosing beneficial ownership of 92,895 of our ordinary shares (including 17,362 shares issuable upon exercise of warrants) as of February 24, 2016. This represents approximately 5% of our outstanding ordinary shares as of December 31, 2016. Based on a review of required SEC filings, we are not aware of any other person or entity that is the beneficial owner of more than 5% of our outstanding ordinary shares.

Our ordinary shares are traded on the NASDAQ Capital Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of March 1, 2017, our officers and directors as a group beneficially owned 3.58% of our outstanding ordinary shares.

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

Our ordinary shares began trading on The NASDAQ Global Market on February 27, 2007 under the symbol “ROSG.” On June 30, 2010, we transferred the listing of our ordinary shares from The NASDAQ Global Market to The NASDAQ Capital Market. Prior to February 27, 2007, there was no established public trading market for our ordinary shares. The high and low sales prices per share of our ordinary shares for the periods indicated are set forth below. This information reflects the 1-for-4 reverse stock split effected on July 6, 2011, the 1-for-15 reverse stock split effected on May 14, 2012, and the 1-for-12 reverse stock split effected on March 16, 2017.

Year Ended	High	Low
December 31, 2012	$281.16	$16.80
December 31, 2013	$71.76	$28.20
December 31, 2014	$80.28	$24.84
December 31, 2015	$53.76	12.60
December 31, 2016	$18.00	$5.04

Quarter Ended
March 31, 2015	$42.60	$27.48
June 30, 2015	$53.76	$34.80
September 30, 2015	$41.28	$26.40
December 31, 2015	$32.16	$12.60
March 31, 2016	$18.00	$9.24
June 30, 2016	$16.20	$12.60
September 30, 2016	$13.68	$9.84
December 31, 2016	$9.84	$5.04

Month Ended
September 30, 2016	$11.88	$9.84
October 31, 2016	$9.84	$6.60
November 30, 2016	$9.36	$7.20
December 31, 2017	$7.44	$5.04
January 31, 2017	$6.84	$5.40
February 28, 2017	$6.00	$5.40

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded only in the United States on The NASDAQ Capital Market.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Each person listed in the table under “Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management” is an office holder.

Disclosure of Personal Interests of an Officer Holder

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information and documents known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. “Personal interest”, is defined by the Companies Law, as a personal interest of a person in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or his relative holds 5% or more of the outstanding shares or voting rights, is a director or general manager, or in which either of them has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. The term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grand parent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

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

Under the Companies Law, certain transactions require special approvals, provided however that such transactions are for the benefit of the company. A transaction, between the company and an office holder, or between the company and a third party in which the office holder has a personal interest, must be approved by the board, subject to the provisions of the company’s articles of association. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, prior to the approval of the board of directors. Any engagement between a company and any one of its office holders with respect to terms of office and/or employment by the company, including with respect to the grant of exemption from liability, indemnification or insurance would generally require compensation committee and board of directors’ approval, and in some cases followed by approval of the general meeting, all as noted below under “Directors’ and Officers’ Compensation.” Generally, any person having a personal interest in the approval of a transaction which is considered at a meeting of the board of directors or the audit committee, may not be present at such meeting or participate in the vote on such transaction, provided however that an office holder having a personal interest in a transaction may be present in order to present such transaction, if the chairman of the audit committee or of the board of directors, as applicable, determine that the presence of such office holder is required for the presentation of the transaction. Notwithstanding the foregoing, a director may be present at such meeting and may participate in the vote on such transaction, if the majority of the board of directors or the audit committee, as applicable, has a personal interest in the transaction. If a majority of the directors have a personal interest in a transaction, shareholder approval is also required.

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

Under the Companies Law, extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement between a public company and a controlling shareholder thereof or such controlling shareholder’s relative, whether directly or indirectly, including through a company controlled by such person with respect to the provision of services to the company, and if such person is also an office holder of such company - with respect to such person’s terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder with respect to such person’s employment by the company (“a Controlling Shareholders Transaction”), generally requires the approval of the audit committee, (or if the transaction is with respect to terms of employment and or office – the compensation committee), the board of directors and (subject to certain exceptions determined in regulations enacted under the Companies Law) the shareholders of the company. If such shareholder approval is required, it must satisfy either of the following criteria (“Special Majority”):

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

Directors’ and Officers’ Compensation

As of the effective date of Amendment no. 20 to the Companies Law, directors’ and officers’ compensation, including exemption from liability, indemnification and insurance are included in the definition of “terms of employment and of office”, and as such must be approved in the following manner:

•	Office holder (or “Officer”) (except for director and the CEO) – generally, by the compensation committee, followed by the board of directors.

•	CEO – generally (subject to certain exceptions determined in regulations enacted under the Companies Law), by the compensation committee, followed by the board of directors and the general meeting with a Special Majority. Notwithstanding the above, the compensation committee may exempt the employment terms of a proposed CEO from the approval of the shareholders, provided that the proposed CEO is independent based on criteria set forth in the Companies Law, the compensation committee determined that bringing the transaction to the approval of the shareholders will prevent the transaction; and the proposed employment terms are consistent with the provisions of the company's compensation policy. In addition, renewal or extension of the employment terms of a CEO do not require the approval of the shareholders if the new terms of employment are not preferable in comparison to the previous terms or if there is no real change to the terms and to the relevant circumstances, and further provided that the terms of employment are consistent with the compensation policy.

•	Director – generally (subject to certain exceptions determined in regulations enacted under the Companies Law), by the compensation committee, followed by the board of directors and the general meeting; if in accordance with the Compensation Policy –with a simple majority, if not in accordance with the Compensation Policy – with a Special Majority.

•	Controlling shareholder – generally (subject to certain exceptions determined in regulations enacted under the Companies Law), by the compensation committee, followed by the board of directors and the general meeting with a Special Majority.

Notwithstanding the above, terms of employment and of office of a CEO or a director with respect to the period until the next general meeting to be summoned by the company may be approved by the compensation committee and board of directors without an approval of the general meeting provided that such terms are consistent with the company's compensation policy and further provided that the new terms are not preferable in comparison to the terms of the previous person who filled such position or if there is no real change to the terms and to the other relevant circumstances.

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

•	Notwithstanding the above, with respect to the terms of employment of office holders or CEO who are not controlling shareholders or relatives of a controlling shareholder and do not serve as directors, the compensation committee and the board of directors may, in special circumstances and under specific terms determined in the Companies law, approve such employment terms even if the shareholders' meeting objected to their approval.

•	Under the Companies Law, non-material amendments to terms of employment of office holders (including the CEO), require only the approval of the compensation committee. In addition, a non-material amendments to terms of employment of office holders who are subordinated to the CEO may be approved by the CEO provided that the company’s compensation policy determines the same and that the terms of employment are consistent with the compensation policy.

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

Limitation on Owning Securities

Our Articles and Israeli law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. Until December 2016, we were members of the Rimonim Consortium, and in the past we also participated in a “Magneton” project which were supported by the IIA. According to the R&D Law, a change of control of our company should be reported to the research committee at the Ministry of Economy (the Committee), and a change in the holding of the means of control in our company (means of control include the right to vote at a general meeting of a company or a corresponding body of another corporation or the right to appoint directors of the corporation or its general manager) which results in any person not being a citizen or resident of Israel or corporation incorporated in Israel holding 5% or more of the issued share capital or of the voting power of our company, should be reported to the committee, which (according to its internal proceedings) will notify us of its decision within seven days from the date thereof, and such person should sign an undertaking in the form published by the research committee.

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

At a voting of the shareholders of a merging company whose shares are held by the other merging company, or by a person holding 25% or more of any means of control in the other merging company, the merger shall not be approved if the majority of the votes of the shareholders present and voting in such meeting (excluding abstains not taking into consideration the votes of the other merging company, of the person holding 25% or more of any means of control in the other merging company or anyone acting on their behalf, including their relatives or entities under their control), objected to the merger (the "Special Majority Requirement"). If the general meeting of shareholders of a merging company approved the merger proposal, the court may, at the request of holders of at least 25% of the voting rights of the company, determine that the company approved the merger, even if the merger was not approved by all the classes of shares as set forth above or even if the Special Majority Requirement was not met. The court shall not approve a merger request unless the court was convinced that the merger proposal was fair and reasonable, while taking into account the value of the parties to the merger and the consideration offered to the shareholders. Notwithstanding the foregoing, a merger that is also an extraordinary transaction with a controlling shareholder or a transaction with another person in which a controlling shareholder has a personal interest, requires approval as an extraordinary transaction with a controlling shareholder (see “Transactions Requiring Special Approval”).

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

Taxation of Companies

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax. In 2016 and 2015, the corporate tax rate was 25.0% and 26.5%, respectively. The corporate tax rate for 2017 is scheduled to be 24% and the corporate tax rate for 2018 and thereafter is scheduled to be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Under certain tax laws and regulations, an “Industrial Enterprise” may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An “Industrial Company” owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

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

As of December 31, 2016, we did not generate income under any of the above mentioned laws.

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

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year - ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Starting from January 1, 2017, the High Income tax rate has increased to 3% and its threshold has been lowered to 640,000 ILS. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Although, to the extent we pay dividends in the future, we intend to pay dividends to U.S. holders in U.S. dollars, the amount of any dividend paid in Israeli currency will equal its U.S. dollar value for U.S. federal income tax purposes, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Israeli currency is converted into U.S. dollars. If the Israeli currency received as a dividend is converted into United States dollars on the date they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Israeli currency is not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to its U.S. dollar value on the date of receipt. Any subsequent gain or loss upon the conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from U.S. sources

Subject to certain conditions and limitations, Israeli withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. holder has held ordinary shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss, or is obligated to make payments related to the dividends, such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our ordinary shares. The rules governing the foreign tax credit are complex. U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Israeli withholding taxes in computing its taxable income, but only for a taxable year in which such holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

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

Passive Foreign Investment Company

We believe we may be a PFIC for the year ended December 31, 2016. In general, we will be a PFIC for any taxable year in which:

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

The following table illustrates the effect of the changes in exchange rates on our operation loss for the periods indicated:

	Year ended December 31,
	2016		2015		2014
	Actual	At 2015 Exchange rates (1)	Actual	At 2013 Exchange rates (1)	Actual	At 2012 Exchange rates (1)
	(In thousands)
Operating loss	$15,664	$15,616	$15,721	$16,097	$14,252	$14,221

__________________

(1)	Based on average exchange rates during the period.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 3, 2015, our stockholders approved an increase to our registered (authorized) share capital by NIS 12,000,000, divided into 1,666,667 ordinary shares, nominal (par) value NIS 7.2 each, so that following such increase, the registered (authorized) share capital was NIS 36,000,000 divided into 5,000,000, ordinary shares nominal (par) value NIS 7.2 each.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016. Management reviewed the results of its assessment with our Audit Committee.

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

Based on the evaluation conducted by our management, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Accounting Fees and Services

The following table presents fees for professional audit services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accountants, for the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2016 and December 31, 2015 and fees billed for other services rendered by Kost Forer Gabbay & Kasierer during those periods.

	2016	2015
Audit fees (1)	$195,000	$202,500
Audit-related fees (2)	5,000	71,150
Tax fees (3)	37,000	16,872
Total	$237,000	$290,522

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and related notes are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1(21)	Amended and Restated Articles of Association, as amended.
2.1(1)	Form of Share Certificate for Ordinary Shares.
2.2(6)	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the investors in the December 2010 private placement.
2.3(7)	Registration Rights Agreement, dated February 16, 2011, by and between Rosetta Genomics Ltd. and the investors in the February 2011 private placement.
2.4(8)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2011 private placement.
2.5(8)	Registration Rights Agreement, dated October 13, 2011, by and between Rosetta Genomics Ltd. and the investors in the October 2011 private placement.
2.6(15)	Form of warrant issued to the placement agent in the January 2012 debt financing.
2.7(12)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the April 2012 Registered Direct Offering.

2.8(13)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the May 2012 Registered Direct Offering.
2.9(9)	Form of Purchase Option Agreement issued to Aegis Capital Corp as placement agent in the second May 2012 Registered Direct Offering.
2.10(15)	Form of Purchase Option Agreement issued to the underwriter in the August 2012 underwritten public offering.
2.11(16)	Form of Series A Warrant issued by Rosetta Genomics Ltd. to the investors and the placement agent in the October 2015 private placement.
2.12(16)	Form of Series B Warrant issued by Rosetta Genomics Ltd. to the investors in the October 2015 private placement.
2.12.1(17)	Form of Amendment to Series B Warrants issued by Rosetta Genomics Ltd. to the investors in the October 2015 private placement.
2.13(16)	Registration Rights Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the investors in the October 2015 private placement.
2.14(16)	Controlled Equity OfferingSM Sales Agreement, dated February 18, 2015, by and between Rosetta Genomics Ltd. and Cantor Fitzgerald & Co.
2.15(19)	Form of 2016 Warrant issued to investors in the 2016 Offerings.
2.16(19)	Form of Registered Debenture issued to investors in the 2016 Offerings.
2.17(19)	Form of PIPE Debenture issued to investors in the 2016 Offerings.
2.18(19)	Subsidiary Guarantee, dated November 29, 2016, issued to investors in the 2016 Offerings.
2.19(19)	Form of Placement Agent Warrant issued to the Placement Agents and affiliates in the 2016 Offerings.
2.20(19)	Registration Rights Agreement, dated November 23, 2016 between the Company and investors in the 2016 Offerings.
4.1(1)@	License Agreement, dated as of May 4, 2006, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.2(2)@	License Agreement, dated effective as of May 1, 2007, by and between Rosetta Genomics Ltd. and The Rockefeller University.
4.3(1)	Lease Agreement, dated August 4, 2003, by and between Rosetta Genomics Ltd., as tenant, and Rorberg Contracting and Investments (1963) Ltd. and Tazor Development Ltd., as landlords, as amended in April 2004 and as extended on April 9, 2006 (as translated from Hebrew).
4.4(10)

Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease – Net, by and between Donna June Kitts Revocable Trust dated April 10, 2006 and CynoGen Inc., dated as of December 1, 2013, as amended.

4.5(4)	Lease Agreement from Wexford-UCSC II, L.P. to Rosetta Genomics Inc., dated July 7, 2008, and First Amendment thereto, dated August 11, 2008.
4.6(1)	2003 Israeli Share Option Plan.
4.7(11)	2006 Employee Incentive Plan (Global Share Incentive Plan).
4.8(1)	Form of Director and Officer Indemnification Agreement.
4.9(5)@	Amended and Restated License Agreement, dated as of March 3, 2009, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.10(14)@	Amended and Restated License Agreement, dated August 14, 2011, by and between The Johns Hopkins University and Rosetta Genomics Ltd.
4.11(1)@	License Agreement, dated as of December 22, 2006, by and between Rosetta Genomics Ltd. and Max Planck Innovation GmbH.
4.12(1)@	Cooperation and Project Funding Agreement, dated effective as of May 1, 2006, by and among Rosetta Genomics Ltd., the Israel-United States Binational Industrial Research and Development Foundation and Isis Pharmaceuticals, Inc.
4.13(3)@	License Agreement, dated effective as of January 8, 2008, by and between Rosetta Genomics Ltd. and The Rockefeller University.

4.14(20)	Stock Purchase Agreement dated April 3, 2015, by and between Prelude Corporation and Rosetta Genomics Inc. and Rosetta Genomics Ltd.
4.15(17)	Securities Purchase Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the investors in the October 2015 private placement.
4.16(19)	Securities Purchase Agreement, dated November 23, 2016, between the Company and the investors in the 2016 Offering.
8.1*	Subsidiaries.
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2*	Certification of Principal Accounting and Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b).
13.1*	Certification of the Principal Executive Officer and the Principal Accounting and Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101*	The following materials from Rosetta Genomics Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements

____________
*	Filed herewith.
@	Confidential portions of these documents have been filed separately with the SEC pursuant to a request for confidential treatment.
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-137095), initially filed with the SEC on September 1, 2006.
(2)	Incorporated by reference from the Registrant’s Form 6-K dated August 2, 2007 (Reg. No. 001-33042), filed with the SEC on August 3, 2007.
(3)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (Reg. No. 001-33042), filed with the SEC on June 26, 2008.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 (Reg. No. 001-33042), filed with the SEC on June 30, 2009.
(5)	Incorporated by reference from the Registrant’s Form 6-K dated August-September 2009 (Reg. No. 001-33042), filed with the SEC on September 9, 2009.
(6)	Incorporated by reference from the Registrant’s Form 6-K dated November 2010 (Reg. No. 001-33042), filed with the SEC on November 30, 2010.
(7)	Incorporated by reference from the Registrant’s Form 6-K dated February 2011 (Reg. No. 001-33042), filed with the SEC on February 18, 2011.
(8)	Incorporated by reference from the Registrant’s Form 6-K dated October 2011 (Reg. No. 001-33042), filed with the SEC on October 14, 2011.
(9)	Incorporated by reference from the Registrant’s Form 6-K dated May 2012 (Reg. No. 001-33042), filed with the SEC on May 25, 2012.
(10)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 (Reg. No. 001-33042), filed with the SEC on March 31, 2014.
(11)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 (Reg. No. 001-33042), filed with the SEC on March 22, 2013.
(12)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on April 16, 2012.
(13)	Incorporated by reference from the Registrant’s Form 6-K dated April 2012 (Reg. No. 001-33042), filed with the SEC on May 17, 2012.
(14)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 (Reg. No. 001-33042), filed with the SEC on April 2, 2012.
(15)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Reg. No. 333-182329), filed with the SEC on June 25, 2012, as amended on July 26, 2012 and August 2, 2012.
(16)	Incorporated by reference from the Registrant’s Form 6-K/A (Reg. No. 001-33042), filed with the SEC on February 18, 2015.
(17)	Incorporated by reference from the Registrant’s Form 6-K dated October 2015 (Reg. No. 001-33042), filed with the SEC on October 14, 2015.
(18)	Incorporated by reference from the Registrant’s Form 6-K dated December 2015 (Reg. No. 001-33042), filed with the SEC on December 3, 2015.
(19)	Incorporated by reference from the Registrant’s Form 6-K dated November 2016 (Reg. No. 001-33042), filed with the SEC on November 25, 2016.
(20)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 (Reg. No. 001-33042), filed with the SEC on March 23, 2016.
(21)	Incorporated by reference from the Registrant’s Form 6-K dated March 2017 (Reg. No. 001-33042), filed with the SEC on March 16, 2017.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROSETTA GENOMICS LTD.

Dated: March 30, 2017	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin, Chief Executive Officer and
President

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosetta Genomics Ltd.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (the “Company”) and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has recurring losses from operations and has limited liquidity resources that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$6,163	$12,447
Short-term bank deposits and restricted cash	4	130	1,098
Trade receivables		2,851	3,633
Other accounts receivable and prepaid expenses	5	369	2,192

Total current assets		9,513	19,370

LONG TERM ASSETS:

Property and equipment, net	6	2,442	2,975
Long-term bank deposits and other long-term receivables		6	78

Total long term assets		2,448	3,053

Total assets		$11,961	$22,423

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2016	2015
LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Current maturity of long-term capital lease	7	$55	$-
Trade payables		1,574	1,070
Other accounts payable and accruals	8	2,175	1,733

Total current liabilities		3,804	2,803

LONG-TERM LIABILITIES:
Debentures and Warrants	3, 9	3,675	-
Long-term capital lease obligations	7	65	-

Total long-term liabilities		3,740	-

COMMITMENTS AND CONTINGENT LIABILITIES	10

SHAREHOLDERS’ EQUITY:
Share capital:	11
Ordinary Shares of NIS 7.2 par value: 5,000,000 shares authorized at December 31, 2016 and 2015, respectively; 1,842,704 and 1,709,900 shares issued at December 31, 2016 and 2015, respectively; 1,842,704 and 1,709,628 shares outstanding at December 31, 2016 and 2015, respectively		3,442	3,194
Additional paid-in capital		157,478	156,696
Accumulated deficit		(156,503)	(140,270)

Total shareholders’ equity		4,417	19,620

Total liabilities and shareholders’ equity		$11,961	$22,423

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2016	2015	2014
Clinical testing revenues		$9,234	$6,668	$1,099
Licensing revenues		-	1,600	228
Total revenues		9,234	8,268	1,327

Cost of clinical testing revenues		7,439	6,192	1,310
Cost of licensing revenues		-	80	-
Total cost of revenues		7,439	6,272	1,310

Gross profit		1,795	1,996	17

Operating expenses:

Research and development, net	2l	3,156	2,956	1,927
Sales, marketing and business development		6,806	7,350	6,848
General and administrative		7,497	7,566	5,494
Gain from bargain purchase related to acquisition of CynoGen, Inc.	1d	-	(155)	-

Total operating expenses		17,459	17,717	14,269

Operating loss		15,664	15,721	14,252
Financial expenses, net	13	603	1,605	259

Loss before income taxes		16,267	17,326	14,511
Income tax (benefit) expense	12	(34)	19	15

Net loss		16,233	17,345	14,526

Basic and diluted net loss per Ordinary Share		$9.31	$13.79	$15.51

Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share		1,743,067	1,257,724	936,658

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S. dollars in thousands (except per share data)

	Number of Ordinary Shares	Share capital		Additional paid-in capital	Accumulated deficit	Total equity (deficit)
Balance as of December 31, 2013	872,520	$1,609		$130,423	$(108,399)	$23,633
Issuance of shares in January 2014, at $43.68 per share, net of $33 issuance expenses	21,805	$45		$876	$-	$921
Issuance of shares in April 2014, at $61.08 per share, net of $9 issuance expenses	4,937	10		283	-	293
Issuance of shares in May 2014, at $48.36 per share, net of $8 issuance expenses	5,533	11		247	-	258
Issuance of shares in June 2014, at $50.76 per share, net of $45 issuance expenses	30,164	62		1,422	-	1,484
Issuance of shares in July 2014, at $54.24 per share, net of $48 issuance expenses	29,305	62		1,481	-	1,543
Issuance of shares in August 2014, at 45.84 per share, net of $6 issuance expenses	4,038	8		171	-	179
Issuance of shares in September 2014, at $45.72 per share, net of $10 issuance expenses	7,071	14		300	-	314
RSUs conversion	3,584	7		(7)	-	-
Exercise of warrants	746	1		(1)	-	-
Employee options exercised	4	(*	)	(* )	-	-
Issuance of shares to a former employee	500	1		22	-	23
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		943	-	943
Net loss	-	-		-	(14,526)	(14,526)

Balance as of December 31, 2014	980,202	$1,830		$136,160	$(122,925)	$15,065

Issuance of shares in February 2015, at $53.52 per share, net of $491 issuance expenses	183,731	344		8,994	-	9,338
Issuance of shares related to acquisition (Note 1)	51,667	94		1,856	-	1,950
Issuance of shares in July 2015, at $39.24 per share, net of $18 issuance expenses	15,457	29		560	-	589
Issuance of shares in August 2015, at $36.48 per share, net of $3 issuance expenses	2,844	6		95	-	101
Issuance of shares and exercise of warrants B related to the October 2015 placement, at $15.96 per share, net of $331 issuance expenses	472,209	884		1,750	-	2,634
Reclassification of Warrants A and B to shareholders’ equity	-	-		6,272	-	6,272
RSUs conversion	3,521	7		(7)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		1,016	-	1,016
Net loss	-	-		-	(17,345)	(17,345)

Balance as of December 31, 2015	1,709,628	$3,194		$156,696	$(140,270)	$19,620

Issuance of shares in November 2016, at $6 per share	91,250	171		(171)	-	-
Issuance of warrants to placement agents related to November 2016 placement	-	-		152	-	152
Exercise of warrants B related to the October 2015 placement	27,776	51		(51)	-	-
Conversion of debentures related to the November 2016 placement, at $6 per share	8,333	16		3	-	19
RSUs conversion	5,445	10		(10)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		859	-	859
Issuance of treasury shares	272	(*	)	-	-	(* )
Net loss	-	-		-	(16,233)	(16,233)

Balance as of December 31, 2016	1,842,704	$3,442		$157,478	(156,503)	$4,417

* Less than $1

**See note 1c for reverse split.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net loss	$(16,233)	$(17,345)	$(14,526)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	904	748	299
Gain from bargain purchase related to acquisition of CynoGen, Inc.	-	(155)	-
Share-based compensation relating to options, RSUs, shares and warrants granted to employees, non-employees and directors	859	1,016	943
Issuance expenses of Debentures and Warrants classified as liabilities related to share purchase agreement	572	561	-
Revaluation losses (gain) of Debentures and Warrants related to share purchase agreements	(14)	1,051	(79)
Decrease (increase) in trade receivables	782	(1,256)	(114)
Decrease (increase) in other accounts receivable and prepaid expenses	1,817	(1,705)	(170)
Increase (decrease) in trade payables	504	101	(343)
Decrease in deferred revenue	-	-	(228)
Increase in other accounts payables and accruals	442	51	616

Net cash used in operating activities	(10,367)	(16,933)	(13,602)

Cash flows from investing activities:
Purchase of property and equipment	(223)	(273)	(247)
Acquisition of CynoGen, Inc. (a)	-	(2,122)	-
Decrease (increase) in bank deposits and restricted cash	1,046	6,526	(11)

Net cash provided by (used in) investing activities	823	4,131	(258)

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2013
Cash flows from financing activities:

Repayment of capital lease	(28)	-	-
Issuance of shares, debentures and warrants and proceed from exercise of warrants, net	3,288	17,320	5,015

Net cash provided by financing activities	3,260	17,320	5,015

Increase (decrease) in cash and cash equivalents	(6,284)	4,518	(8,845)
Cash and cash equivalents at beginning of year	12,447	7,929	16,774

Cash and cash equivalents at end of year	$6,163	$12,447	$7,929

Supplemental disclosure:

(a) Acquisition of CynoGen, Inc.

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$1,599	$-
Property and equipment	-	2,628	-
Gain from bargain purchase	-	(155)	-
Issuance of shares	-	(1,950)	-

	$-	$(2,122)	$-

(b) Supplemental disclosure of non-cash activities:

Share issuance for acquisition of CynoGen, Inc.	$-	$1,950	$-
Reclassification of Warrants A and B to shareholders’ equity	$-	$6,272	$-
Purchase of property and equipment under capital lease	$148	$-	$-
Conversion of Debentures to shares	$19	$-	$-

(c) Supplemental disclosures of cash flow activities:

Interest received	$10	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. ("Rosetta Genomics" or the “Company”) commenced its operations on March 9, 2000. The Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company’s microRNA-based tests, RosettaGX Cancer Origin™, RosettaGX Reveal™, mi-LUNG™, and mi-KIDNEY™, are commercially available worldwide and all samples are processed in its Philadelphia-based, CAP-accredited, Clinical Laboratories Improvement Amendments (“CLIA”) certified lab. With the acquisition of CynoGen, Inc. (described in Note 1d below), the Company offers a broader menu of molecular and other assays for bladder, lung, prostate and breast cancer patients through its facility in Lake Forest, California.

b.	The Company has three wholly-owned subsidiaries in the United States: (1), Rosetta Genomics, Inc. (“Rosetta Inc.”), (2) Minuet Diagnostics, Inc. (“Minuet”), and (3) CynoGen, Inc. (“CynoGen” or “PersonalizeDx” and collectively with Rosetta Inc., and Minuet, the “U.S. Subsidiaries”). The principal business activities of the U.S. Subsidiaries are to commercialize the Company’s products, perform tests in its CLIA-approved laboratories and expand the business of the Company in the United States (see Note 1d).

c.	Reverse stock split:

On March 16, 2017, subsequent to the balance sheet date, the shareholders of the Company, at an Extraordinary General Meeting of Shareholders, approved a reverse stock split and consolidation of the registered (authorized) share capital of the Company as follows: every twelve (12) Ordinary Shares with a nominal (par) value of NIS 0.6 each were consolidated into one (1) Ordinary Share with a nominal (par) value of NIS 7.2 each. All Ordinary Shares, options, warrants and per share amounts, including loss per share, have been adjusted to give retroactive effect to this reverse split for all periods presented.

d.	Acquisition of CynoGen, Inc.:

On April 13, 2015, the Company, through Rosetta Inc., acquired all of the outstanding shares of Minuet and CynoGen from Prelude Corporation, a Fjord Ventures portfolio company. CynoGen is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. CynoGen is focused on the detection of genomic changes through Fluorescence in situ Hybridization (“FISH”) technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

The purchase price included $2,122 in cash, 41,667 of the Company's Ordinary Shares, par value NIS 7.2 per share and the provision of certain assets and services at cost to Prelude Corporation. Prelude Corporation has accepted 10,000 of the Company’s Ordinary Shares in lieu of the provision of certain assets and services to it by the Company. The aggregate fair value of the 51,667 Ordinary Shares issued amounted to approximately $1,950.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for under the purchase method of accounting in accordance with Accounting Standard Codification (“ASC”) 805, “Business Combinations.” Accordingly, the Company allocated the purchase price to assets acquired and liabilities assumed based on a preliminary purchase price allocation study. Following the final purchase price allocation, the Company did not identify intangible assets to be recorded upon acquisition. As a result, the Company recognized a bargain purchased gain of approximately $155.

Acquisition costs in the amount of $707 consisted mainly of legal, tax and accounting fees and other external costs directly related to the acquisition and were included in operating expenses, as acquisition related costs.

e.	Liquidity and Capital Resources:

The Company has incurred an accumulated deficit of approximately $156,503 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2016. As of December 31, 2016, the Company’s total shareholders’ equity amounted to $4,417.

During the year ended December 31, 2016 the Company incurred operating losses and negative cash flow from operating activities amounting to $15,664 and $10,367, respectively. The Company will be required to obtain additional liquidity resources in the near term in order to support the commercialization of its products and maintain its research and development activities.

As of December 31, 2016, the Company's cash position (cash and cash equivalents and short-term bank deposits) totaled approximately $6,241. The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. The Company's current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outflows for operating activities and capital expenditures. The Company's ability to successfully carry out its business plan, which includes a cost-reduction plan should it be unable to raise sufficient additional capital, is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

According to management estimates, liquidity resources as of December 31, 2016, will be sufficient to maintain the Company's operations into the third quarter of 2017. The Company's inability to raise funds to carry out its business plan will have a severe negative impact on its ability to remain a viable company.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

On November 23, 2016, the Company entered into a securities purchase agreement (the “November 2016 placement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of the Company’s Ordinary Shares (the “Shares”) at a purchase price of $6.00 per share and an aggregate principal amount of $3,160 unsecured convertible Debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 833,334 Ordinary Shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1,293 unsecured convertible Debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings occurred on November 29, 2016, at which the Company received gross proceeds of $3,708 for the Ordinary Shares, the Registered Debentures and Warrants. The second closing of the Offering occurred on February 23, 2017, at which the Company received gross proceeds of $1,292 for the PIPE Debentures.

The aggregate net proceeds to the Company from the Offerings, after deducting the Placement Agents’ fees and expenses as well as the Company’s offering expenses, were approximately $4,500.

The Debentures are non-interest bearing, have a term of 30 years and are convertible into Ordinary Shares at an initial conversion price of $6.00 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s Ordinary Shares, the conversion price of the Debentures shall be reduced to the lesser of (x) the then conversion price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new conversion price. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the Ordinary Shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (the “Resale Registration Statement”), if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective conversion price, then the conversion price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities. Under no circumstances will the adjusted conversion price of the Debentures be lower than $3.00. The Company’s payment obligations under the Debentures are guaranteed by its U.S. Subsidiaries.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Warrants were immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s Ordinary Shares and rights offerings and pro rata distributions with respect to all holders of the Company’s Ordinary Shares. Additionally, in the event of a reverse stock split of the Company’s Ordinary Shares, the exercise price will be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new exercise price. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective exercise price, then the exercise price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities.

The placement agents received (i) an aggregate cash fee equal to $350 ($260 at the initial closing in November 2016 and $90 at the second closing in February 2017), (ii) warrants to purchase up to 25,000 Ordinary Shares and (iii) reimbursement of expenses of $75. The placement agent warrants will become exercisable on November 29, 2017, will expire on November 29, 2021 and will have an exercise price of $7.50.

The Company also entered into a Registration Rights Agreement with the investor, pursuant to which the Company filed a resale registration statement on Form F-1 which became effective on February 16, 2017.

On February 18, 2015, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 202,030 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $ 512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015.

In addition, on October 13, 2015, the Company entered into a Securities Purchase Agreement (the “2015 Securities Purchase Agreement”), pursuant to which the Company agreed to sell securities to various accredited investors (the “2015 Purchasers”) in a private placement transaction (the "2015 Private Placement"). The Private Placement closed on October 16, 2015 (the “Closing Date”). The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 277,778 units at a purchase price of $28.80 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share (collectively, the “Shares”), (ii) a Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $33.00 per Ordinary Shares (subject to adjustment), exercisable for a period of five years from the Closing Date (the “2015 Series A Warrants”), and (iii) a partially pre-funded 2015 Series B Warrant (collectively and together with the 2015 Series A Warrants, the “2015 Warrants”). The 2015 Series B Warrants had an exercise price of NIS 7.2 (which has been prepaid) plus $0.0012 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 222,223 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price has been adjusted to $19.752 per share, and all of the 2015 Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 222,208 of the Company’s Ordinary Shares.

During 2014, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 102,851 of its Ordinary Shares ("Ordinary Shares"), and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. Sales of the Company's Ordinary Shares under the Cantor Sales Agreements were made in sales deemed to be "at-the-market" equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

All of the Company’s revenues are generated in U.S. dollars (“Dollar”). In addition, the majority of the Company’s costs and financing are in Dollars. The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. Therefore, the functional currency of the Company and its subsidiaries is the Dollar.

The Company and its subsidiaries’ transactions and balances denominated in Dollars are presented at their original amounts. Non-Dollar transactions and balances have been remeasured to Dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-Dollar currencies are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

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

Restricted cash is invested in a bank deposit, which is pledged in favor of the bank that provides guarantees on behalf of the Company.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

h.	Capital leases:

Leases are capitalized under the criteria set forth in ASC 840, “Leases”, which establishes the four criteria of a capital lease. At least one of the four following criteria must be met for a lease to be considered a capital lease: (1) a transfer of ownership of the property to the lessee by the end of the lease term; (2) a bargain purchase option; (3) a lease term that is greater than or equal to 75 percent of the economic life of the leased property; (4) present value of the future minimum lease payments equals or exceeds 90 percent of the fair market value of the leased property. If none of the aforementioned criteria are met, the lease will be treated as an operating lease.

At the commencement of the lease term, the leased asset is measured at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual percentage rates:

%
Computer equipment	33
Office furniture and laboratory equipment	7 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the lease term or useful economic life

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2016 and 2015, no impairment losses have been identified.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k.	Revenue recognition:

The Company generates its revenues mainly from diagnosing patient tissue received from private patients or third-party distributors. The Company performs the diagnostic testing in its labs in the U.S. Additionally, the Company generates revenues from research and development services provided to, and licensing agreement with, third parties.

Revenues from sales of the Company’s diagnostic services are recognized in accordance with ASC 605, “Revenue Recognition”, when (1) persuasive evidence of an agreement exists, (2) delivery of the test result has occurred or services have been rendered, (3) the fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied upon receiving a test requisition form indicating medical necessity of the test ordered for the patient, which the Company needs so it can bill the relevant payers. Criterion (2) is satisfied when the Company performs the test and delivers a report to the physician or makes the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. The Company assesses whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

The Company’s specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician or makes the patient report available to the patient. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. The Company reports revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. The Company reports revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as a contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection data (when such historical collection data is readily available and reliable) of each payer or payer group, as appropriate. The Company regularly reviews its historical collection experience for non-contracted payers and adjusts its expected revenues for current and subsequent periods accordingly.

Revenues from licensed technology are recorded in accordance with the contract terms, when revenues can be reliably measured and collection of the funds is reasonably assured.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 31, 2015, the Company entered into a Patent License Agreement (the “Agreement”) with Mirna Therapeutics (“Mirna”) for a worldwide sublicense to the Company’s patents related to therapeutics uses of certain microRNA technologies (the “Licensed Patents”). Under the terms of the agreement, the Company received an upfront payment of $1,600 from Mirna on January 4, 2016, and the Company is eligible for low single-digit royalties on product sales and potential milestone payments (to be performed by Mirna) and sublicense fees. The sublicensed patents are jointly owned by YEDA Research and Development Company Ltd. (“YEDA”), the commercial arm of the Weizmann Institute of Science, and the Company. As such, YEDA is entitled to a portion of these and other proceeds the Company may receive under the agreement with Mirna. The term of the agreement is for the life of the licensed patents. Mirna may terminate the agreement without cause, and, in certain cases, may be subject to significant termination fees.

As of December 31, 2015, the effective date of the Agreement, Mirna had the right to use the Licensed Patents, and Company became entitled to the upfront fee. Accordingly, the Company recorded revenues of $1,600 in the consolidated statements of comprehensive loss associated with the transaction. The Company has no continuing involvement or other obligations to Mirna regarding the Licensed Patents.

Additional potential milestones payments and royalties will be recognized upon the achievement of future events by Mirna, in accordance with ASC 450-30-25, “Gain Contingencies”. As of December 31, 2016, no milestones were achieved, or royalty payments made, by Mirna.

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, “Revenue recognition”, when delivery has occurred, persuasive evidence of an arrangement exists, the fee is fixed or determinable, no future obligation exists, and collectability is probable.

l.	Research and development expenses, net:

Research and development expenses consist of costs of salaries and related expenses, various activities related to intellectual property, research materials and supplies, and equipment depreciation. All such costs are expensed as incurred.

Royalty-bearing grants from the Bi-national Industrial Research and Development Foundation (“BIRD”) and from the Israel Innovation Authority (formerly known as the Office of the Chief of Scientist, "IIA" or "OCS") of the Ministry of Economy for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such royalty -bearing grants arrangements are presented as a reduction from research and development expenses in the consolidated statements of comprehensive loss in an amount of $114, $197 and $292, in the years 2016, 2015 and 2014, respectively.

m.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 505-50, “Equity-Based Payments to Non-Employees”, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its share-option awards, and the Company values restricted share units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of share options granted with the following assumptions:

	Year ended December 31,
	2016	2015	2014
Dividend yield	0%	0%	0%
Expected volatility	113-116%	116-126%	113-125%
Risk-free interest	1.42-1.79%	1.74-1.96%	1.62-2.27%
Expected life	6.25 years	4.5-6.25 years	4.5-6.25 years

The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay cash dividends in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company’s shares.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock options since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

The Company applies ASC 505 with respect to options and warrants issued to non-employees. ASC 505 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

n.	Basic and diluted net loss per share:

Basic and diluted loss per Ordinary Share are presented in conformity with ASC 260 “Earnings Per Share”, for all years presented. Basic loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury share method.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2015 and 2014, all outstanding options, Debentures Conversion Feature, RSUs, and warrants, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

o.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

As of December 31, 2016 and 2015, no liability for unrecognized tax benefits was recorded, as a result of the implementation of ASC 740.

p.	Severance pay:

The Company's Israeli employees are included under Section 14 of the Israeli Severance Compensation Law (“Section 14”). Under Section 14, the Company’s monthly deposits, at a rate of 8.33% of such employees’ monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance expenses for the years ended December 31, 2016, 2015, and 2014 were $88, $102 and $116, respectively.

Rosetta Inc., and CynoGen have a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The plan provides a 3% safe-harbor contribution up to the employee’s eligible compensation. In the years 2016, 2015, and 2014, the Company recorded an expense for matching contributions in the amount of $205, $180 and $112, respectively.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables and other accounts receivable.

The Company’s cash and cash equivalents are deposited mainly in Dollars with major banks in Israel, the UK and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

Trade receivables are recorded from two primary payors: Medicare and third party/private payors (“Private Payors”), all located mainly in the United States.  Trade receivables are recorded at contractual rates (or published rates for Medicare) less an allowance for contractual rates adjustment, based on reporting models utilizing historical cash collection percentages and updated for current effective reimbursement factors.  Management performs ongoing valuations of trade receivable balances based on management's evaluation of historical collection experience and industry trends. Concentration of credit risk with respect to trade receivables is also limited by credit limits, ongoing credit evaluation and account monitoring procedures. Provision for bad debt expenses for the years ended December 31, 2016, 2015, and 2014 were $1,071, $0 and $0, respectively.

The Company has no significant off balance sheet concentrations of credit risk.

r.	Fair value of financial instruments:

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term bank deposits, accounts receivable, other accounts receivable, trade payables and other account payable and accruals, approximate fair value because of their generally short-term maturities.

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company measures its Debentures and Warrants related to the November 2016 placement (classified as liabilities) at fair value each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense, as applicable (see Note 3).

The Company uses numerous iteration of option pricing model (Black-Scholes-Merton) to determine the fair value of these Debentures and Warrants.  Significant inputs included an estimate of the fair value of the Company’s Ordinary Shares as of December 31, 2016, the remaining contractual life of the warrants, a risk-free interest rate, and an estimate of the Company's share expected volatility. The fair value of the Debentures and Warrants classified within Level 3. The fair value of the Debentures and Warrants at December 31, 2016 was $3,675. For the year ended December 31, 2016, the Company recognized a net gain of approximately $14 from the revaluation of Debentures and Warrants which is recorded under “Financial expense, net” in the Company’s consolidated statements of comprehensive loss (see Note 11).

s.	Recent Accounting Pronouncements:

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern at least for a period of twelve months from the date of issuing the consolidated financial statements and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016, with early adoption permitted. The Company adopted ASU 2014-15 for the year ended December 31, 2016 and updated the going concern disclosure accordingly.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contract with Customers", which introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. Numerous updates were issued in 2016 that provide clarification on a number of specific issues as well as requiring additional disclosures. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. While the Company has not yet completed its final review of the impact of the new standard, the Company does not currently anticipate a material impact on its revenue recognition practices. The Company is still evaluating disclosure requirements under the new standard and will continue to evaluate the standard as well as additional changes, modifications or interpretations which may impact the Company's current conclusions.

The Company expects to adopt the new standard using the modified retrospective method starting January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases (ASC 842)”, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company’s consolidated financial statements as the Company has certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments" (ASU 2016-09) which requires that embedded derivatives be separated from the host contract and accounted for separately as derivatives if certain criteria are met, including the “clearly and closely related” criterion. The amendments in the Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The guidance will be effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company believes this guidance will not have significant effect on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting” (ASU 2016-09), to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. The Company believes this guidance will not have significant effect on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No 2016-18, “Statement of Cash Flows (230): Restricted Cash” (ASU 2016-18) which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company believes this guidance will not have significant effect on its consolidated financial statements.

NOTE 3:-	FAIR VALUE MEASUREMENTS

The following table present liabilities balances measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements
	Level 1	Level 2	Level 3
Liabilities:
Debentures and Warrants	-	-	$3,675

Total Financial liabilities	-	-	$3,675

The following table summarizes the changes in the Company’s liabilities measured at fair value (Level 3), during the year ended December 31, 2016:

Total fair value as of January 1, 2016	$-
Issuance of Debentures and Warrants related to November 2016 placement	5,519
Conversion of Debentures related to the November 2016 placement	(19)
Gain from revaluation of Debentures and Warrants related to November 2016 placement	(1,825)
Total fair value as of December 31, 2016	$3,675

NOTE 4:-	SHORT-TERM BANK DEPOSITS AND RESTRICTED CASH

As of December 31, 2016 and 2015, the Company’s restricted cash and bank deposits are as follows:

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016
Amount		Maturity date	Annual interest
Restricted cash	$52
Short term bank deposit	78	December 30, 2017	0.35%
	$130

December 31, 2015
Amount		Maturity date	Annual interest
Restricted cash	$52
Short term bank deposit	547	December 31, 2016	1.04%
	499	March 7, 2016	0.70%
	$1,098

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015
Prepaid expenses	$226	$322
Government authorities	32	47
Security deposits	73	65
Royalty-bearing grants	22	128
Amounts due from Patent License Agreement (Note 2k)	-	1,600
Other	16	30

	$369	$2,192

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Computer equipment	$1,680	$1,575
Office furniture and laboratory equipment	3,545	3,281
Leasehold improvements	1,198	1,196

	6,423	6,052
Accumulated depreciation:
Computer equipment	1,403	1,081
Office furniture and laboratory equipment	1,804	1,396
Leasehold improvements	774	600

	3,981	3,077

Depreciated cost	$2,442	$2,975

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 were $904, $748 and $299, respectively.

NOTE 7:-	CAPITAL LEASE

During 2016, the Company entered into a three-year capital lease agreement in which it acquired lab equipment for its operations. The lease has a bargain purchase option at the end of the original lease term, in 2019, and was classified as a capital lease. The leased lab equipment was included in property and equipment and is being depreciated using the straight-line method over the estimated useful life of the equipment, which is five years. The gross amount recognized as an asset was $148. Depreciation expense for the year ended December 31, 2016 was $22. As of December 31, 2016, the depreciated asset value was $126. In the years 2017, 2018 and 2019, the future minimum required lease payments will be $55, $55 and $10, respectively.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2016	2015

Employees’ salaries and payroll accruals	$1,324	$1,017
Accrued vacation	189	199
Accrued expenses	662	517

	$2,175	$1,733

NOTE 9:-	DEBENTURES AND WARRANTS

On November 23, 2016, the Company entered into a securities purchase agreement (the “November 2016 Placement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of the Company’s Ordinary Shares (the “Shares”) at a purchase price of $6.00 per share and an aggregate principal amount of $3,160 unsecured convertible Debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 833,334 Ordinary Shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1,293 unsecured convertible Debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings occurred on November 29, 2016, at which the Company received gross proceeds of $3,708 for the Ordinary Shares, the Registered Debentures and Warrants. The second closing of the Offering occurred on February 23, 2017, subsequent to the balance sheet date, at which time the Company received gross proceeds of $1,292 for the PIPE Debentures.

As part of the private placement, the Company granted the Placement Agents: (i) a cash fee equal to approximately $350 (ii) warrants to purchase up to 25,000 Ordinary Shares (the “Placement Agent Warrants”) and (iii) reimbursement of expenses of $75. The Placement Agent Warrants will become exercisable on November 29, 2017 and will expire on November 29, 2021 and have an exercise price equal to $7.50.

The aggregate net proceeds to the Company from the Offerings, after deducting the Placement Agents’ fees and other issuance expenses were approximately $4,490, of which $3,288 was received in 2016.

Issuance expenses in the amount of $572 were expensed in the consolidated statement of comprehensive loss included in “Financial expenses, net.”

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Debentures are non-interest bearing, have a term of 30 years and are convertible into Ordinary Shares at an initial conversion price of $6.00 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s Ordinary Shares, the conversion price of the Debentures will be reduced to the lesser of (x) the then conversion price, as adjusted, and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which will thereafter be the new conversion price. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the Ordinary Shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (the “Resale Registration Statement”), if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective conversion price, then the conversion price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities. Under no circumstances will the adjusted conversion price of the Debentures be lower than $3.00. The Company’s payment obligations under the Debentures are guaranteed by its U.S. Subsidiaries.

The Warrants were immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s Ordinary Shares and rights offerings and pro rata distributions with respect to all holders of the Company’s Ordinary Shares. Additionally, in the event of a reverse stock split of the Company’s Ordinary Shares, the exercise price will be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which will thereafter be the new exercise price. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective exercise price, then the then exercise price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities.

The Company has also entered into a Registration Rights Agreement with the investor, pursuant to which the Company filed a resale registration statement on Form F-1 which became effective on February 16, 2017.

The fair value of the Warrants was measured using iterations of the Black-Scholes-Merton model (see Note 2r). In estimating the Warrants' fair value, the Company used the following assumptions:

	December 31,	Issuance
	2016	date

Risk-free interest rate	0.91%-1.91%	0.86%-1.78%
Expected volatility	64.68%-83.15%	68.07%-79.66%
Expected life (in years)	1.16-4.92	1.25-5
Expected dividend yield	0%	0%
Fair value:
Warrants	$2,920	$3,974

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Debentures was measured using iterations of the Black-Scholes-Merton model (see Note 2r). In estimating the Debentures’ fair value, the Company used the following assumptions:

	December 31,	Issuance
	2016	date

Risk-free interest rate	0.81%	0.78%
Expected volatility	65.13%	65.7%
Expected life (in years)	0.91	1
Expected dividend yield	0%	0%
Fair value:
Debentures	$755	$1,545

The Company accounted for the Debentures according to the provisions of ASC 815 and for the Warrants according to the provisions of ASC 480 and based on terms of the Debentures and the warrants classified them as liabilities. The Company elected to measure the Debentures and Warrants under the fair value option in accordance with ASC 815. Under the fair value option both the Debentures and Warrants will be measured at fair value in each reporting period until they will be converted, exercised or expired, with changes in the fair values being recognized in the Company's consolidated statement of comprehensive loss as financial income or expense. In accordance with ASC 815, the proceeds received for the issuance of the Debentures and Warrants were allocated at fair value conducted on an arm's-length basis. Accordingly, at the issuance date the Company recorded the Debentures and Warrants at an aggregate fair value of $5,519, which is higher than the gross proceeds in the amount of $3,708, resulting a loss in the amount of $1,811.

In December 2016, 8,334 shares were issued in connection with the exercise of $50 principal amount of the Debentures. The fair value of the shares issued following the Debentures exercise was $18.

As of December 31, 2016, the Company re-measured the Warrants in the amount of $2,920 and the Debentures in the amount of $755. As a result, for the year ended December 31, 2016, the Company recognized revaluation net income of approximately $14 in the consolidated statement of comprehensive loss included in “Financial expenses, net.”

In January and March 2017, subsequent to the balance sheet date, $530 principal amount of the Debentures were converted into of 123,502 Ordinary Shares of the Company.

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2016, restricted cash was associated with bank guarantees to the landlords of the Company’s premises for the fulfillment of its lease commitments in the amount of approximately $52. The restricted cash deposit is presented in “Short-term bank deposits and restricted cash”.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	The facilities of the Company and its subsidiaries are rented under various operating lease agreements, the latest of which ends in 2018. Aggregate annual minimum lease commitments under the non-cancelable operating lease agreements as of December 31, 2016, are as follows:

2017	$694
2018	555

Total	1,249

Total rent expenses for the years ended December 31, 2016, 2015 and 2014 were $733, $725 and $511, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $6 as of December 31, 2016.

Lease expenses for motor vehicles for the years ended December 31, 2016, 2015, and 2014, were $37, $39 and $52, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2029 will be approximately $960, of which $520 will be paid after December 31, 2016. In each of the years ended December 31, 2016, 2015 and 2014 the Company paid fees in the amounts of $47, to the third party. The Company recorded the payments as research and development expenses.

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenue from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2022 will be approximately $410, of which $189 will be paid after December 31, 2016. During the years ended December 31, 2016, 2015 and 2014, the Company paid fees in the amounts of $34, $37 and $41, respectively, to the third party. The Company recorded the payments as research and development expenses.

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license, the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement through 2032 will be approximately $320, of which $160 will be paid after December 31, 2016. During the years ended December 31, 2016, 2015, and 2014, the Company paid fees in the amounts of $12, $12 and $10, respectively, to the third party. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2022 will be approximately $252, of which $95 will be paid after December 31, 2016. During the years ended December 31, 2016, 2015 and 2014, the Company paid fees in the amounts of $17, $18 and $20, respectively, under this agreement. The Company recorded the payments as research and development expenses.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement through 2029 will be approximately $690, of which $390 will be paid after December 31, 2016.

In each of the years ended December 31, 2016, 2015 and 2014, the Company paid fees in the amount of $35, to the third party. The Company recorded the payments as research and development expenses.

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2029 will be approximately $440, of which $260 will be paid after December 31, 2016. During the years ended December, 31, 2016, 2015 and 2014, the Company paid fees in the amounts of $20, $24 and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	In July 2014, the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research, and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay fixed annual license maintenance fees and royalties based on net sales. During 2016, the Company paid $10 under this agreement to the third party following the license agreement with Mirna, as detailed in Note 2k.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the IIA. The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to IIA of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to IIA. 2016 was the last year of this consortium. During the years ended December 31, 2016 and 2015, the Company received total grants of $105 and $131, respectively, from the IIA for its development within the consortium and continued to meet the criteria to receive such grants.

l.	Ramot:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance with a plan approved by, and jointly funded by, the IIA and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by IIA, which was approved in November 2014. During 2015 the Company received an additional extension from the IIA, which extended the plan to December 31, 2015. Under the applicable terms, so long as the Company continues to meet the criteria for receiving IIA grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to IIA of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to IIA. During the years ended December 31, 2016 and 2015, the Company received total grants of $115 and $18, respectively, from the IIA for its development within the consortium and continued to meet the criteria to receive such grants. The obligation to pay royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

NOTE 11:-	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

Ordinary Shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

b.	Reverse stock split and increase in share capital:

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 16, 2017, subsequent to the balance sheet date, the Company held an Extraordinary General Meeting of Shareholders on which the following proposals were approved:

i)	To consolidate the registered (authorized) share capital of the Company as follows: every twelve (12) Ordinary Shares with a nominal (par) value of NIS 0.6 each will be consolidated into one (1) Ordinary Share with a nominal (par) value of NIS 7.2 each. All Ordinary Shares, warrants and options and per share amounts, including loss per share, have been adjusted to give retroactive effect to this reverse split for all periods presented.

ii)	To increase the registered (authorized) share capital of the Company to 7,500,000 Ordinary Shares with a nominal (par) value NIS 7.2 each.

c.	Investment agreements:

1.	On April 14, 2014, the Company issued an aggregate of 746 Ordinary Shares upon a cashless exercise of warrants issued in 2012.

2.	On September 18, 2014, the Company’s Board of Directors approved the issuance of 500 Ordinary Shares to a former employee. Accordingly, the Company recorded $23 as marketing and business development expense.

3.	On February 18, 2015, the Company entered into the 2015 Cantor Sales Agreement with Cantor, as sales agent, and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 202,030 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015. Sales of the Company’s Ordinary Shares under the 2015 Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

4.	On October 13, 2015, the Company entered into the 2015 Securities Purchase Agreement, pursuant to which the Company agreed to sell securities to the 2015 Purchasers in the 2015 Private Placement. The 2015 Private Placement closed on October 16, 2015 (the “Closing Date”).

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 277,778 units at a purchase price of $28.80 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share, (ii) a 2015 Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $33 per Ordinary Share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded 2015 Series B Warrant. The 2015 Series B Warrants had an exercise price of NIS 7.2 (which has been prepaid) plus $0.0012 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 222,223 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price was adjusted to $19.752 per share, and all of the 2015 Series B Warrants was exercised on a cashless basis, resulting in the issuance of 222,208 of the Company’s Ordinary Shares. The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293. As part of the private placement the Company granted additional 8,334 2015 Series A Warrants to the placement agent.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounted for the 2015 Series A and 2015 Series B Warrants according to the provisions of ASC 815. Based on certain terms of the warrants, the Company classified them as liabilities, measured at fair value in each reporting period until they are exercised, expired or the terms of the warrants become fixed, with changes in the fair values being recognized in the Company’s consolidated statement of comprehensive loss as financial income or expense.

The fair value of the 2015 Series A and 2015 Series B Warrants was measured using the Black-Scholes-Merton model. In estimating the warrants’ fair value, the Company used the following assumptions:

December 31, 2015

Risk-free interest rate	0.08%-1.72%
Expected volatility	50%-123%
Expected life (in years)	0.16-4.9
Expected dividend yield	0%
Fair value:
Warrants	$15-18.24

For the year ended December 31, 2015, the Company recognized revaluation expenses of approximately $1,051 in the consolidated statement of comprehensive loss included in “Financial expenses (income), net”.

During November 2015, following the tenth trading day of the effective date of the resale registration statement, the exercise price was set, and the terms of the 2015 Series A and B Warrants became fixed, resulting in the classification of the fair value of the 2015 Series A and 2015 B Warrants of $6,272 to shareholders’ equity. In addition, 194,445 2015 Series B Warrants were exercised.

In February 2016, the remaining 27,778 2015 Series B Warrants were exercised. As of December 31, 2016, 147,223 2015 Series A Warrants were outstanding.

5.	See Note 1e and Note 9 for details on the November 2016 placement.

d.	Share option plans:

1.	In July 2006, the Company adopted the 2006 Global Share Incentive Plan (the “2006 Plan”), pursuant to which options may be granted to the Company’s directors, employees, consultants and service providers.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 12, 2014, at the Company’s Annual Shareholder Meeting, the Company’s shareholders approved the addition of 75,000 Ordinary Shares to the shares authorized for issuance under the 2006 Plan.

On December 3, 2015, at the Company’s Annual Shareholder Meeting, the Company’s Shareholders approved the addition of 63,750 Ordinary Shares to the shares authorized for issuance under the 2006 plan, bringing the total number of Ordinary Shares authorized for issuance under the 2006 Plan to 214,723. As of December 31, 2016, a total of 32,165 Ordinary Shares remain available for future grants under the 2006 Plan.

Options granted under the 2006 Plan typically vest over four years, but are subject to each optionee’s specific option agreement. Options are typically exercisable for ten years from the date of grant. Options which are forfeited or unexercised become available for future grants. The exercise price of the stock option equals the fair market value of the Company’s shares on the date of the grant.

During 2014, 3,584 RSUs became fully vested and were converted into Ordinary Shares of the Company. During 2015, the Company granted 3,750 RSU and 20,334 options to directors and officers of the Company.

2.	The following is a summary of the Company’s share options granted among the various plans:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	107,881	$60.36	7	$204
Granted	63,864	$9.93
Exercised	-	$-
Forfeited	(11,871)	$(12.63)
Outstanding at the end of the year	159,874	$43.75	6.66	$-

Vested or expected to vest	152,935	$40.89	6.64	$-

Options exercisable at the end of the year	69,779	$71.05	5.56	$-

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2016, 2015 and 2014 was $8.47, $17.4 and $31.44, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31, 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount changes based on the fair market value of the Company’s shares.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about options to employees and non-employees outstanding at December 31, 2016 under the Plans:

Exercise price	Options outstanding at December 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2016	Average exercise price of options exercisable

$7.92-34.32	103,304	6.06	$16.00	18,753	$27.10
$39.12-42.84	20,902	6.08	$40.95	17,420	$40.94
$43.44-56.28	5,924	5.60	$49.41	4,448	$50.78
$61.92-1,188	28,969	4.48	$74.34	28,383	$74.60
$1,476-6,336.12	775	2.64	$1,796.75	775	$1,796.75

	159,874			69,779

The following table summarizes information relating to RSUs, as well as changes to such awards during 2016:

Number of RSUs

Outstanding at January 1, 2016	7,831
Granted	1,250
Converted	(5,716)
Forfeited	(625)

Outstanding at December 31, 2016	2,740

As of December 31, 2016, there was $1,101 of total compensation cost related to unvested options and RSUs. This amount is expected to be recognized over a weighted-average period approximately one (1) year.

The following table sets forth the total share-based compensation expense resulting from options and RSUs granted to employees, non-employees and directors included in the Company's consolidated statement of comprehensive Loss:

	Year ended December 31,
	2016	2015

Cost of revenues	$47	$37
Research and development, net	116	100
Sales, marketing and business development	293	281
General and administrative	403	598

Total share-based compensation expense	$859	$1,016

NOTE 12:-	INCOME TAXES

a.	Tax rates applicable to the income of the Company:

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Israeli corporate tax rate was 26.5% in 2015 and 2014 and 25% in 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company estimates that the effect of the change in the tax rate will not have material effect on the Company's financial position or results of operations.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969 (“the Tax Law”):

The Company is currently qualified as an “Industrial Company”, as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company's production facilities in Israel have been granted “Approved Enterprise” status under the Law currently under separate investment programs. Pursuant to the Law, the Company elected the "Alternative Benefits Track" and has waived Government grants in return for tax exemption.

The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%).

Additionally, if the Company becomes a “foreign investors company”, as defined by the Law, it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership during each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

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

As of December 31, 2016, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the applicable corporate tax rate in respect of the gross amount that the Company distributed. In addition, the Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income attributed to the exempted profits derived from the “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (25% in 2016).

On April 1, 2005, an amendment to the Law became effective (the “Amendment”) and significantly changed the provisions of the Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” such as provision generally requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If the Company pays a dividend out of income derived from the “Beneficiary Enterprise” during the tax exemption period, such income will be subject to corporate tax at the applicable rate in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the “Beneficiary Enterprise”. Under the Amendment, the benefit period for the Company will be extended until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for a “Beneficiary Enterprise” owned by a “foreign investor's company” during all or part of the benefit period.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval.

As of December 31, 2016, the Company did not generate income under the Law prior to and after the Amendment.

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which prescribes amendments to the Law. The amendment became effective as of January 1, 2011. Pursuant to this amendment, the benefit tracks in the Law were modified and a flat tax rate applies to a company’s entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment, and from then on it will be subject to the amended tax rates.

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment") was enacted. According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 16% (in development area A – 9%).

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the Amendment”) was published. According to the Amendment, a preferred enterprise located in Development Zone A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Any dividends distributed to “foreign companies”, as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards and (iii) non-Israeli resident – 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The Company examined the possible effects of the amendments on its consolidated financial statements, if at all, and at this time does not believe it will opt to apply the amendments.

d.	Income tax on U.S. Subsidiaries:

The U.S. Subsidiaries are taxed under U.S. income tax laws. There are no significant provisions for U.S. federal, state or other taxes for any period, since no taxable income was generated in all periods since inception.

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries’ deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,
	2016	2015
Tax asset in respect of:
Operating and capital loss carryforward and deductions	$39,340	$42,443
Reserves, allowances and other	22	27

Net deferred tax asset before valuation allowance	39,362	42,470
Valuation allowance	(39,362)	(42,470)

Net deferred tax asset	$-	$-

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company and its subsidiaries have provided full valuation allowances in respect of deferred tax assets resulting from operating and capital loss carryforward and other temporary differences. Management currently believes that because the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

f.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward of the Company and its U.S. Subsidiaries due to the uncertainty of the realization of such deferred taxes and few nondeductible expense.

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2016, in the amount of approximately $121,825 which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2016, the U.S. Subsidiaries have estimated total available carryforward tax losses of approximately $27,654, to offset against future taxable income which expires in the years 2027 to 2035.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

	December 31,
	2016	2015	2014
Loss before income taxes is comprised of the following:
Domestic	$5,823	$6,178	$5,368
Foreign	10,444	11,148	9,143
	$16,267	$17,326	$14,511

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2016	2015	2014

Financial income:
Interest income on short-term deposits	$(10)	$(46)	$(111)
Foreign currency adjustments gains and other	-	(9)	(3)
Revaluation of Debentures and Warrants related to share purchase agreement, net	(14)	-	(79)

Total financial income:	(24)	(55)	(193)

Financial expenses:
Bank and interest expenses	43	48	39
Foreign currency adjustments losses	12	-	408
Revaluation of warrants related to share purchase agreement, net	-	1,051	-
Issuance expenses of Debentures and Warrants classified as liabilities related to share purchase agreements	572	561	-
Foreign exchange futures transactions and others	-	-	5

Total financial expenses:	627	1,660	452

Financial expense (income), net	$603	$1,605	$259

- - - - - - - - - - - - - - - - - - -

